Man Sang International (B.V.I.) Limited

Dear Shareholder:	February 26, 2010

You are cordially invited to join us at a special meeting of shareholders of Man Sang International (B.V.I.) Limited, or MSBVI, to be held at 5:00 p.m. (Hong Kong time) on March 19, 2010. The meeting will be held at Man Sang International (B.V.I.) Limited, located at Suite 2208-14, 22/F, Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong, for the following purposes:

Proposal No. 1. To consider and vote upon: (i) the change of MSBVI’s name to “China Metro-Rural Holdings Limited,” subject to the permission of the Registrar of Corporate Affairs (British Virgin Islands); (ii) the amendment to MSBVI’s amended and restated memorandum of association to increase MSBVI’s authorized number of shares from 100,200,000 to 1,000,200,000 shares, comprised of 1,000,000,000 authorized ordinary shares and 200,000 authorized preferred shares; and (iii) the adoption of an amended and restated memorandum of association and articles of association which will reflect the new name and the increased authorized number of shares in clauses (i) and (ii) above, or, collectively, the Amendment; and

Proposal No. 2. To consider and vote upon: (i) the adoption of the Agreement and Plan of Merger, dated as of February 19, 2010, by and among MSBVI, China Metro-Rural Limited, a Cayman Islands company expected to be redomiciled as a British Virgin Islands company, or China Metro, Creative Gains Limited, a British Virgin Islands company and wholly owned subsidiary of MSBVI, and Mr. Sio Kam Seng, as the representative of the shareholders of China Metro, whereby Creative Gains Limited would be merged with and into China Metro, the separate company existence of Creative Gains Limited would cease and China Metro would become a wholly owned subsidiary of MSBVI, as may be amended, or the Merger Agreement; and (ii) the approval of the merger contemplated under the Merger Agreement, including the issuance of up to 57,443,238 ordinary shares of MSBVI to China Metro’s shareholders, or the Merger.

The MSBVI special meeting also will address such other business as may properly come before the meeting or any adjournment or postponement thereof.

The record date for the determination of shareholders entitled to notice of, and to vote at, the MSBVI special meeting and any adjournment or postponement thereof is February 19, 2010. Only shareholders of record at the close of business on that date are entitled to notice of, and to vote at, the MSBVI special meeting. At the close of business on the record date, MSBVI had outstanding and entitled to vote (a) 6,382,582 ordinary shares, and (b) 100,000 preferred shares. The preferred shares constituted an aggregate of 3,191,225 voting shares as of the close of business on the record date. Accordingly, a total of 9,573,807 shares are eligible to be voted at the special meeting.

Your vote is important. The affirmative vote of a majority of the votes cast in person or by proxy at the MSBVI special meeting is required for approval of Proposal Nos. 1 and 2. THE APPROVAL OF PROPOSAL NOS. 1 AND 2 IS ONE OF THE CONDITIONS TO THE COMPLETION OF THE MERGER.

As of the close of business on the record date, Mr. Cheng Chung Hing, Ricky, Mr. Cheng Tai Po and entities affiliated with them, which collectively are our principal shareholders, owned 3,437,501 outstanding MSBVI ordinary shares and all 100,000 outstanding MSBVI preferred shares, which together represented the vote of an aggregate of 6,628,726 ordinary shares of MSBVI, or 69.2% of the total voting power of MSBVI ordinary shares, as of the close of business on the record date.

Holders of MSBVI ordinary shares and preferred shares will not be entitled to dissenters’ or appraisal rights under the laws of the British Virgin Islands or otherwise in connection with the proposed Merger.

Even if you plan to attend the MSBVI special meeting in person, we request that you submit your proxy as soon as possible (i) through the internet, (ii) by telephone, or (iii) by signing and returning the enclosed proxy card to ensure that your shares will be represented at the MSBVI special meeting in the event you are unable to attend. If you fail to submit your proxy and do not vote in person at the special meeting, your shares will not be counted for purposes of determining whether a quorum is present at the MSBVI special meeting. Failure to submit a proxy will have no effect on Proposal No. 1 or 2. If you attend the MSBVI special meeting and have voted by proxy but wish to vote in person, you may withdraw your proxy and vote in person.

The accompanying proxy statement describes Proposal Nos. 1 and 2 in detail. We encourage you to read the accompanying proxy statement carefully before completing and submitting your proxy, including the section entitled “Risk Factors” beginning on page 14.

The independent members of the board of directors of MSBVI, after careful consideration, have unanimously approved the Amendment, the Merger Agreement and the Merger, and recommend that you vote “FOR” each proposal. A copy of the Amendment is attached to the accompanying proxy statement as Annex A and a copy of the Merger Agreement is attached to the accompanying proxy statement as Annex B.

It is important that your shares are represented at the special meeting. Even if you plan to attend the meeting in person, we hope that you will submit your proxy as soon as possible (i) through the internet, (ii) by telephone, or (iii) by signing and returning the enclosed proxy card. This will not limit your right to attend or vote at the meeting.

By order of the board of directors,

Sincerely,

/S/ CHENG CHUNG HING, RICKY
Cheng Chung Hing, Ricky Chairman

Man Sang International (B.V.I.) Limited

Neither the Securities and Exchange Commission nor any non-U.S. or state securities commission has passed upon the adequacy or accuracy of the disclosure in the accompanying proxy statement. Any representation to the contrary is a criminal offense.

The accompanying proxy statement is dated February 26, 2010 and is first being mailed to MSBVI shareholders on or about March 2, 2010.

Man Sang International (B.V.I.) Limited

Suite 2208-14, 22/F, Sun Life Tower, The Gateway

15 Canton Road, Tsimshatsui, Kowloon, Hong Kong

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To Be Held On March 19, 2010

To the Shareholders of Man Sang International (B.V.I.) Limited:

Notice is hereby given that a special meeting of shareholders of Man Sang International (B.V.I.) Limited, a British Virgin Islands company, or MSBVI, will be held at 5:00 p.m. (Hong Kong time) on March 19, 2010 at Man Sang International (B.V.I.) Limited, Suite 2208-14, 22/F, Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong, for the following purposes:

1. To consider and vote upon: (i) the change of MSBVI’s name to “China Metro-Rural Holdings Limited,” subject to the permission of the Registrar of Corporate Affairs (British Virgin Islands); (ii) the amendment to MSBVI’s amended and restated memorandum of association to increase MSBVI’s authorized number of shares from 100,200,000 to 1,000,200,000 shares, comprised of 1,000,000,000 authorized ordinary shares and 200,000 authorized preferred shares; and (iii) the adoption of an amended and restated memorandum of association and articles of association which will reflect the new name and the increased authorized number of shares in clauses (i) and (ii) above, or, collectively, the Amendment.

2. To consider and vote upon: (i) the adoption of the Agreement and Plan of Merger, dated as of February 19, 2010, by and among MSBVI, China Metro-Rural Limited, a Cayman Islands company expected to be redomiciled as a British Virgin Islands company, or China Metro, Creative Gains Limited, a British Virgin Islands company and wholly owned subsidiary of MSBVI, or Merger Sub, and Mr. Sio Kam Seng, as the representative of the shareholders of China Metro, whereby Merger Sub would be merged with and into China Metro, the separate company existence of Merger Sub would cease and China Metro would become a wholly owned subsidiary of MSBVI, as may be amended, or the Merger Agreement; and (ii) the approval of the merger contemplated under the Merger Agreement, including the issuance of ordinary shares of MSBVI to China Metro’s shareholders, or the Merger. If the Merger Agreement is adopted and the Merger is subsequently consummated, the outstanding shares of China Metro as of the effective date of the Merger will be converted automatically into the right to receive up to an aggregate of 57,443,238 ordinary shares of MSBVI.

3. To transact such other business as may properly come before the special meeting or any adjournment or postponement thereof.

The terms of the Amendment, the Merger Agreement and the Merger are more fully described in the accompanying proxy statement. We encourage you to read the proxy statement carefully.

The board of directors of MSBVI, on behalf of MSBVI, is soliciting proxies from the MSBVI shareholders. The board of directors of MSBVI has fixed February 19, 2010 as the record date for determination of shareholders entitled to notice of, and to vote at, the special meeting and any adjournments or postponements thereof.

Whether or not you expect to attend the special meeting, to ensure that your shares are represented at the special meeting, you should vote your proxy (i) through the internet, (ii) by telephone, or (iii) by completing, signing and dating the enclosed proxy card and returning it promptly in the enclosed envelope. You may revoke your proxy and vote in person if you decide to attend the meeting.

By Order of the Board of Directors,

/S/ CHENG CHUNG HING, RICKY
Cheng Chung Hing, Ricky Chairman

Hong Kong

February 26, 2010

i

PAGE
DESCRIPTION OF MSBVI SHARE CAPITAL	178
General	178
Objects of MSBVI	178
Preferred Shares	178
Ordinary Shares	179
General Provisions of Our Shares	179
Shareholders	180
Changes in Capital	180
History of Securities Issuances	181
Directors’ Power to Issue Shares	181
Indemnification	181
Limitations on Rights to Hold or Vote Shares	182
Exchange Controls	182
Anti-Takeover Effects of Our Articles of Association	182
Transfer Agent and Registrar	182
PROPOSAL TO AMEND OUR ARTICLES OF ASSOCIATION TO INCREASE THE NUMBER OF AUTHORIZED ORDINARY SHARES AND CHANGE OUR NAME	183
Increase in Authorized Shares	183
Name Change	183
EXPERTS	184
WHERE YOU CAN FIND MORE INFORMATION	184
FINANCIAL STATEMENTS	185
ANNEX A – AMENDMENT TO AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION	A-1

ANNEX B – AGREEMENT AND PLAN OF MERGER , DATED AS OF FEBRUARY 19, 2010, BY AND AMONG MSBVI, CHINA METRO-RURAL LIMITED, A CAYMAN ISLANDS COMPANY, AND CREATIVE GAINS LIMITED, A BRITISH VIRGIN ISLANDS COMPANY AND WHOLLY OWNED SUBSIDIARY OF MSBVI

B-1

v

ADDITIONAL INFORMATION

MSBVI files annual, current and other reports and other information with the Securities and Exchange Commission, or SEC. You can obtain this information by accessing the SEC’s website at http://www.sec.gov. For a listing of the documents available from the SEC and for information as to how to otherwise obtain this information from the SEC, see the section entitled “Where You Can Find More Information” beginning on page 184.

MSBVI will provide you with copies of the information relating to MSBVI without charge, upon written or oral request to Investor Relations Department, Man Sang International (B.V.I.) Limited, Suite 2208-14, 22/F, Sun Life Tower, The Gateway, 15 Canton Road, Kowloon, Hong Kong, or at +852 2317 9888 (e-mail: ir-usa@man-sang.com). In order to receive timely delivery of the documents in advance of the MSBVI special meeting, MSBVI should receive your request on or before March 9, 2010.

This proxy statement does not constitute an offer to sell or a solicitation of an offer to buy securities.

ENFORCEABILITY OF CIVIL LIABILITIES

MSBVI is organized in the British Virgin Islands to take advantage of certain benefits associated with being a British Virgin Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions and the availability of professional and support services. However, certain disadvantages accompany organization in the British Virgin Islands. These disadvantages include that the British Virgin Islands has a less developed body of securities laws as compared to the United States, that the laws of the British Virgin Islands provide significantly less protection to investors and that British Virgin Islands companies do not have standing to sue before the federal courts of the United States. MSBVI’s constituent documents do not contain provisions requiring that disputes with or between MSBVI, its officers, directors or shareholders be submitted to arbitration, including those arising under the securities laws of the United States.

Substantially all of MSBVI’s operations are conducted in Hong Kong and the PRC. Most of MSBVI’s directors and officers and the experts named herein reside outside the United States (principally in Hong Kong and the PRC). All or a substantial portion of MSBVI’s assets and of such persons’ assets are or may be located outside the United States. As a result, it may not be possible for shareholders of MSBVI to effect service of process within the United States upon MSBVI or such persons, or to enforce against MSBVI or such persons judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States or any state of the United States.

MSBVI has been informed by Conyers Dill & Pearman, MSBVI’s British Virgin Islands legal counsel, that the United States and the British Virgin Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters and that a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be automatically enforceable in the British Virgin Islands. MSBVI has also been advised by Conyers Dill & Pearman that a final and conclusive judgment obtained in U.S. federal or state courts under which a sum of money is payable as compensatory damages (i.e., not being a sum claimed by a revenue authority for taxes or other charges of a similar nature by a governmental authority, or in respect of a fine or penalty or multiple or punitive damages) may be the subject of an action on a debt in the High Court of the British Virgin Islands under the common law doctrine of obligation. This type of action should be successful upon proof that the sum of money is due and payable, without having to prove the facts supporting the underlying judgment, as long as:

•	the court that gave the judgment was competent to hear the action in accordance with private international law principles as applied by the courts in the British Virgin Islands; and

•

the judgment was not contrary to public policy in the British Virgin Islands, was not obtained by fraud and, was not obtained in proceedings contrary to the natural justice of the British Virgin Islands.

A British Virgin Islands court may impose civil liability on MSBVI or its directors or officers in a suit brought in the High Court of the British Virgin Islands against MSBVI or these persons with respect to a violation of U.S. federal securities laws, provided that the facts surrounding any violation constitute or give rise to a cause of action under British Virgin Islands law.

CURRENCIES

In this proxy statement, unless otherwise specified or the context otherwise requires, all references to “U.S. dollars,” “dollars” or “US$” are to the legal currency of the United States and all references to “H.K. dollars” or “HK$” are to the legal currency of Hong Kong.

This proxy statement contains translations of H.K. dollar amounts into U.S. dollars at specified rates solely for the convenience of MSBVI’s shareholders. Unless otherwise noted, all translations from H.K. dollars to U.S. dollars were made at the rate of HK$7.80 to US$1.00. On January 31, 2010, the noon buying rate in New York City for cable transfers in H.K. dollars per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York was HK$7.7665 to US$1.00. We make no representation that the H.K. dollar or U.S. dollar amounts referred to in this proxy statement could have been or could be converted into U.S. dollars or H.K. dollars, as the case may be, at any particular rate or at all.

In addition, this proxy statement contains translations of Renminbi (RMB) amounts into U.S. dollars at specified rates solely for the convenience of MSBVI’s shareholders. Unless otherwise noted, all translations from RMB to U.S. dollars were made at the rate of RMB6.90 to US$1.00. On January 31, 2010, the noon buying rate in New York City for cable transfers in RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York was RMB6.8268 to US$1.00. We make no representation that the RMB or U.S. dollar amounts referred to in this proxy statement could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

EXCHANGE RATE INFORMATION

The Hong Kong dollar is freely convertible into other currencies, including the U.S. dollar. Since 1983, the Hong Kong dollar has been generally linked to the U.S. dollar at the rate of HK$7.80 to US$1.00. Under existing Hong Kong law:

•	there are no foreign exchange controls or other laws, decrees or regulations that affect the remittance of dividend payments to U.S. residents; and

•	there are no limitations on the rights of non-residents or foreign owners to hold MSBVI ordinary or preferred shares.

The Basic Law of Hong Kong, or the Basic Law, which came into effect on July 1, 1997, provides that no foreign exchange control policies shall be applied in Hong Kong.

The market exchange rate of the Hong Kong dollar against the U.S. dollar continues to be determined by supply and demand in the foreign exchange market. However, against the background of the fixed rate system which applies to the issuance and withdrawal of Hong Kong currency in circulation, the market exchange rate has not deviated significantly from the level of HK$7.80 to US$1.00. The Hong Kong government has indicated its intention to maintain the link at that rate. Under the Basic Law, the Hong Kong dollar will continue to circulate and remain freely convertible. The Hong Kong government has also stated that it has no intention of imposing exchange controls in Hong Kong and that the Hong Kong dollar will remain freely convertible into other currencies, including the U.S. dollar.

On May 18, 2005, the Hong Kong Monetary Authority announced the introduction of certain refinements to the operation of the linked exchange rate system. These refinements effectively set the market exchange rate of the Hong Kong dollar against the U.S. dollar within a fixed trading range from HK$7.75 to HK$7.85 against US$1.00. However, MSBVI cannot assure you that the Hong Kong government will maintain the linked exchange rate system within the range of HK$7.75 to HK$7.85, or at all.

The following table sets forth the exchange rate for U.S. dollars in New York City for cable transfers in Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated:

	Exchange Rate
	Period End	High	Average (1)	Low
	(HK$ per US$)
Last Three Fiscal Years
Fiscal Year Ended March 31, 2007	7.8137	7.8177	7.7817	7.7510
Fiscal Year Ended March 31, 2008	7.7819	7.8289	7.7946	7.7497
Fiscal Year Ended March 31, 2009	7.7500	7.8159	7.7731	7.7497
Last Ten Months
April 2009	7.7500	7.7508	7.7501	7.7495
May 2009	7.7519	7.7526	7.7510	7.7500
June 2009	7.7500	7.7516	7.7505	7.7499
July 2009	7.7500	7.7505	7.7500	7.7495
August 2009	7.7505	7.7516	7.7506	7.7500
September 2009	7.7500	7.7514	7.7503	7.7498
October 2009	7.7497	7.7502	7.7497	7.7495
November 2009	7.7500	7.7501	7.7497	7.7495
December 2009	7.7536	7.7572	7.7526	7.7495
January 2010	7.7665	7.7752	7.7624	7.7539

(1)	For the years indicated, the average exchange rates are determined by averaging the exchange rates on the last business day of each month during the relevant period. For the months indicated, the average exchange rates are determined by averaging the exchange rates on each day of the month.

The following table sets forth the exchange rate for U.S. dollars in New York City for cable transfers in Renminbi (RMB) as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated:

	Exchange Rate
	Period End	High	Average (1)	Low
	(RMB per US$)
Last Three Fiscal Years
Fiscal Year Ended March 31, 2007	7.7232	8.0300	7.8843	7.7232
Fiscal Year Ended March 31, 2008	7.0120	7.7345	7.4197	7.0105
Fiscal Year Ended March 31, 2009	6.8329	7.0185	6.8532	6.7800
Last Ten Months
April 2009	6.8180	6.8361	6.8306	6.8180
May 2009	6.8278	6.8326	6.8235	6.8176
June 2009	6.8302	6.8371	6.8334	6.8264
July 2009	6.8319	6.8342	6.8317	6.8300
August 2009	6.8299	6.8358	6.8323	6.8299
September 2009	6.8262	6.8303	6.8277	6.8247
October 2009	6.8264	6.8292	6.8267	6.8248
November 2009	6.8265	6.8300	6.8271	6.8255
December 2009	6.8259	6.8299	6.8275	6.8244
January 2010	6.8268	6.8295	6.8269	6.8258

(1)	For the years indicated, the average exchange rates are determined by averaging the exchange rates on the last business day of each month during the relevant period. For the months indicated, the average exchange rates are determined by averaging the exchange rates on each day of the month.

CONVENTIONS

Unless stated otherwise, all references in this proxy statement to:

•

the “Amendment” are to the proposed adoption of an amended and restated memorandum of association and articles of association to: (i) change MSBVI’s name to “China Metro-Rural Holdings Limited,” subject to the permission of the Registrar of Corporate Affairs (British Virgin Islands); and (ii) increase MSBVI’s authorized number of shares from 100,200,000 to 1,000,200,000 shares, comprised of 1,000,000,000 authorized ordinary shares and 200,000 authorized preferred shares;

•	“Articles of Association” are to MSBVI’s amended and restated memorandum and articles of association;

•	“China Metro” are to China Metro-Rural Limited, a Cayman Islands company that is expected to redomicile in the British Virgin Islands prior to completion of the Merger;

•	“China Northeast” are to (China Northeast Logistics City Co., Ltd.), which is China Metro’s subsidiary, a wholly owned foreign enterprise;

•	“Hong Kong” are to the Hong Kong Special Administrative Region of the PRC;

•

“Meeting” are to the special meeting of shareholders of MSBVI to consider and vote upon the Amendment, the Merger Agreement, the Merger, including the issuance of ordinary shares to China Metro’s shareholders, and any other business as may properly come before the meeting or any adjournment or postponement thereof;

•

the “Merger” are to the proposed merger of Merger Sub with and into China Metro whereby the separate corporate existence of Merger Sub would cease and China Metro would continue as the surviving company and a wholly owned subsidiary of MSBVI;

•

the “Merger Agreement” are to the Agreement and Plan of Merger, dated as of February 19, 2010, by and among MSBVI, China Metro, Merger Sub, and Mr. Sio Kam Seng, as the representative of the shareholders of China Metro, as may be amended;

•

“Merger Sub” are to Creative Gains Limited, a British Virgin Islands company and a wholly owned subsidiary of MSBVI that was acquired by MSBVI on December 1, 2009 solely for the purpose of entering into the Merger Agreement and effecting the Merger;

•	“MSBVI” are to Man Sang International (B.V.I.) Limited, a British Virgin Islands company;

•	“MSHI” are to Man Sang Holdings, Inc., formerly a Nevada corporation and the parent company of MSBVI from August 1995 through August 25, 2009;

•	the “PRC” are to the People’s Republic of China; and

•

the “principal shareholders” are to Mr. Cheng Chung Hing, Ricky, Mr. Cheng Tai Po and entities affiliated with them, which, as of the close of business on the record date, owned 3,437,501 outstanding MSBVI ordinary shares and 100,000 outstanding MSBVI preferred shares, which together represented an aggregate of 6,628,726 voting shares of MSBVI, or 69.2% of the total voting power of MSBVI ordinary shares and preferred shares, as of the close of business on the record date.

MSBVI was a wholly owned subsidiary of MSHI from August 1995 through August 25, 2009. On August 25, 2009, MSHI was liquidated and dissolved and MSBVI became the successor-in-interest to MSHI. MSBVI is a holding company with no operations or assets, other than its equity interests in its subsidiaries.

Except where indicated otherwise, for all periods:

•	prior to August 25, 2009, “our company,” “we,” “us” and “our” refer to MSHI and its consolidated subsidiaries, including MSBVI, as the context requires; and

•	on or after August 25, 2009, “our company,” “we,” “us” and “our” refer to MSBVI and its consolidated subsidiaries, as the context requires.

x

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING

The following questions and answers are intended to address briefly some commonly asked questions regarding the Amendment, the Merger Agreement, the Merger and the Meeting. These questions and answers may not address all the questions that may be important to you as an MSBVI shareholder. Please refer to the “Summary” section and more detailed information contained elsewhere in this proxy statement, the annexes to this proxy statement and the documents referred to in this proxy statement, which you should read carefully. Also see “Where You Can Find More Information” beginning on page 184 of this proxy statement.

Q: Why am I receiving this proxy statement?

A: MSBVI, and our wholly owned subsidiary, Merger Sub, have entered into the Merger Agreement pursuant to which we have agreed to acquire China Metro and issue China Metro’s shareholders ordinary shares of our capital as consideration in exchange for their China Metro shares. As a result of being listed for trading on the NYSE Amex, issuances of our ordinary shares are subject to the NYSE Amex Company Guide, or Amex Guide. Under Section 712 of the Amex Guide, we must obtain shareholder approval as a result of the following two circumstances:

•	The issuance of shares in the Merger will increase the number of our outstanding ordinary shares by 20% or more; and

•

Mr. Cheng Chung Hing, Ricky, who is a director, officer and principal shareholder of ours, owns approximately 64% of an entity that holds approximately 72% of Kind United Holdings Ltd., which holds 65% of the outstanding shares of China Metro. As a result of these holdings, the entity indirectly controlled by Mr. Cheng Chung Hing, Ricky, Kind United Holdings Ltd., is expected to receive approximately 37,338,104 of our ordinary shares in the Merger, which shares would represent approximately 58.5% of our ordinary shares outstanding as of immediately after the Merger. In addition, Mr. Cheng Chung Hing, Ricky, is a Co-Founder and Director of China Metro. Mr. Cheng Tai Po, our director, Vice Chairman and one of our principal shareholders, is the brother of Mr. Cheng Chung Hing, Ricky.

In connection with the proposed Merger, we are seeking to amend our Articles of Association to increase our authorized number of shares of capital stock from 100,200,000 to 1,000,200,000 shares, comprised of 1,000,000,000 authorized ordinary shares and 200,000 authorized preferred shares. The laws of the British Virgin Islands, or BVI law, and our Articles of Association require that we obtain shareholder approval in order to effect the Amendment. We are also proposing to change our name to “China Metro-Rural Holdings Limited” in connection with the Merger. The name change also would be effected by an amendment to our Articles of Association.

MSBVI is holding a special meeting of shareholders in order to obtain shareholder approval of the Amendment, the Merger Agreement and the Merger, including the issuance of our ordinary shares in the Merger.

Q: What are the proposals on which I am being asked to vote?

A: You are being asked to vote on the following proposals:

•	The Amendment; and

•	The Merger Agreement and the Merger, including the issuance of our ordinary shares to China Metro’s shareholders.

Q: How does MSBVI propose to acquire China Metro?

A: Subject to our obtaining the requisite shareholder approval and the satisfaction of certain other closing conditions described in this proxy statement, we have agreed to acquire China Metro through the merger of

Merger Sub with and into China Metro, following which the separate company existence of Merger Sub would cease and China Metro would continue as a wholly owned subsidiary of MSBVI.

Q: Who is China Metro?

A: China Metro is one of the leading developers and operators of large scale, integrated agricultural logistics and trade centers in Northeast China that facilitate a relationship between sellers and buyers of agricultural commodities and small appliances, provide relevant physical platform and timely marketing information and intelligence, provide a transparent and competitive market price discovery mechanism and provide infrastructure for rural value addition and empowerment. China Metro’s headquarters are located in Kowloon, Hong Kong. China Metro was organized as a Cayman Islands company in January 2007 and has applied to redomicile as a British Virgin Islands company. The redomiciliation is expected to be completed prior to the Merger. As of the close of business on the record date, Mr. Cheng Chung Hing, Ricky, a director, officer and a principal shareholder of MSBVI, controlled, indirectly through multiple entities, China Metro and is a Co-Founder and Director of China Metro.

Q: Why does MSBVI desire to acquire China Metro?

A: The independent members of MSBVI’s board of directors believe the Merger with China Metro will:

•	provide an opportunity to create a high integrity commodity exchange, facilitating competitive and efficient trading in agricultural commodities in Liaoning Province, PRC;

•	provide MSBVI with the opportunity to diversify its revenue sources, which will include pearl, jewelry, agricultural, logistics and trade center businesses;

•	provide MSBVI greater opportunity to grow its current businesses, including its pearl and jewelry business;

•	better position MSBVI for strategic opportunities and provide greater access to financing sources;

•	capitalize on the stated goals of the PRC Government to foster and support industries in Northeast China, and agricultural industries specifically; and

•	provide a greater opportunity to increase shareholder value.

Q: Are there risks associated with the Merger?

A: Yes. The material risks to us and our shareholders associated with the Merger that are known to us are discussed in the section entitled “Risk Factors” beginning on page 14.

Q: What will MSBVI pay the China Metro shareholders as consideration in the Merger?

A: The Merger Agreement provides for MSBVI to issue up to an aggregate of 57,443,238 ordinary shares of MSBVI to the holders of China Metro’s outstanding shares as consideration upon conversion of their China Metro shares in the Merger. Each outstanding ordinary share of China Metro will be converted into the right to receive the number of MSBVI ordinary shares equal to 57,443,238 divided by the total number of ordinary shares of China Metro outstanding as of immediately prior to the Merger, rounded down to the nearest whole share after combining any fractional interests of such holder into as many whole shares as is possible. Cash will be paid for fractional shares. Following the Merger, China Metro’s shareholders as of immediately prior to the Merger will hold approximately 90% of MSBVI’s outstanding ordinary shares as of immediately following the Merger and approximately 85.7% of the outstanding voting shares of MSBVI upon completion of the Merger.

Q: How will changes in our share price between now and the closing of the Merger affect the number of shares we issue as consideration in the Merger?

A: The exchange ratio for the Merger is fixed and therefore changes in our share price prior to the Merger will not affect the number of shares we issue in the Merger.

Q: Who is entitled to vote on the proposals presented at the Meeting?

A: All of our shareholders of record at the close of business on February 19, 2010, the record date, will be entitled to vote, or to grant proxies to vote, at the Meeting. At the close of business on the record date, there were 6,382,582 ordinary shares outstanding and 100,000 preferred shares outstanding. As a class, the 100,000 preferred shares were entitled to an aggregate of 3,191,225 votes as of the close of business on the record date. Accordingly, a total of 9,573,807 shares are eligible to be voted at the Meeting. As of the close of business on the record date, the principal shareholders held an aggregate of 6,628,726, or 69.2%, of the 9,573,807 shares eligible to be voted at the Meeting.

Q: What vote is required to approve the proposals?

A: The proposal to approve the Amendment, the Merger Agreement and Merger, including the issuance of our ordinary shares to China Metro’s shareholders, must be approved by the affirmative vote of a majority of our outstanding voting shares present in person and voting on the proposals or represented by proxy and voting on the proposals.

Q: What is required to constitute a quorum for the Meeting?

A: The presence at the Meeting, in person or by proxy, of at least two shareholders or, in the case of a shareholder being a corporation, by the corporation’s duly authorized representative, that collectively represent not less than one third of the votes of the shares or class or series of shares entitled to vote, is required to constitute a quorum.

Q: What will happen if the proposals are not approved by MSBVI’s shareholders?

A: If our shareholders fail to approve the Merger Agreement and the Merger, including the issuance of our ordinary shares to China Metro’s shareholders as consideration in the Merger, among other things, we and China Metro each will have the right to terminate the Merger Agreement.

Q: Will there be any change to MSBVI’s board of directors or the executive officers as part of the Merger?

A: Yes, upon the closing of the Merger, Mr. Sio Kam Seng, China Metro’s Chairman of the board of directors and director, will become our Vice Chairman of the board of directors and Chief Executive Officer. In addition, Ms. Leung Wai Yan will become a director of ours. Finally, Mr. Lung Hei Man, Alex, China Metro’s financial controller, will become our Deputy Chief Financial Officer.

Q: Do any of MSBVI’s directors, officers or shareholders have any special interests in the Amendment, the Merger Agreement or the Merger?

A: Yes, in considering the recommendation of the independent members of our board of directors with respect to the Amendment, the Merger Agreement and the Merger, including the issuance of our ordinary shares as consideration to China Metro’s shareholders, you should be aware that certain members of our board of directors, certain of our executive officers and certain of our shareholders have interests in the proposals. These interests may be different from, in conflict with, or in addition to, the interests of our shareholders generally. These interests include, among other things, the following:

•

Mr. Cheng Chung Hing, Ricky, who is a director, officer and principal shareholder of ours, owns approximately 64% of an entity that holds approximately 72% of Kind United Holdings Ltd., which holds 65% of the outstanding shares of China Metro. As a result of these holdings, Kind United Holdings Ltd. is expected to receive approximately 37,338,104 of our ordinary shares in the Merger, which shares would represent approximately 58.5% of our ordinary shares outstanding as of immediately after the Merger. In addition, Mr. Cheng Chung Hing, Ricky, is a Co-Founder and Director of China Metro.

•	Mr. Cheng Tai Po, our director and Vice Chairman, is the brother of Mr. Cheng Chung Hing, Ricky.

Q: What will happen to my MSBVI shares upon completion of the Merger?

A: Each of our ordinary and preferred shares will be unaffected by the Merger and will remain outstanding. Holders of our ordinary and preferred shares as of immediately prior to the Merger will continue to hold the shares upon consummation of the Merger. However, because we will be issuing our ordinary shares at the closing of the Merger to the holders of China Metro, each of our existing shares will represent a smaller ownership and voting percentage of the combined company.

Q: Will I have appraisal or dissenters’ rights with respect to the acquisition?

A: MSBVI shareholders will not have appraisal or dissenters’ rights with respect to the Merger.

Q: If approved, when does MSBVI expect the Merger to be completed?

A: The Merger Agreement and the Merger have been approved by the board of directors of each company. Holders of 100% of the outstanding ordinary shares of China Metro have executed written consents approving the Merger Agreement, the Merger and certain related matters, which satisfies the basic requirements for approval of the Merger and Merger Agreement by the China Metro shareholders under Cayman Islands and British Virgin Islands law, China Metro’s Memorandum and Articles of Association and the Merger Agreement.

Other closing conditions include, among other things, the approval by our shareholders of the Merger Agreement and the Merger, the approval of the listing of the shares to be issued in the Merger by the NYSE Amex, as well as required regulatory filings and reviews. If the Merger Agreement and the Merger are approved by our shareholders and the other conditions to closing are met, we expect the Merger to be completed on or before March 31, 2010.

Q: Does MSBVI’s independent members of the board of directors recommend voting in favor of the proposals?

A: Yes. After careful consideration, the independent members of our board of directors unanimously determined that the Amendment, the Merger Agreement and the Merger, including the issuance of our ordinary shares in the Merger under the terms of the Merger Agreement, are in the best interests of us and our shareholders. As a result, the independent members of our board of directors unanimously recommend that you vote “FOR” each proposal presented at the Meeting.

Q: When and where will the vote on the proposals take place?

A: A special meeting of our shareholders will be held at 5:00 p.m., local time, on March 19, 2010, at the offices of Man Sang International (B.V.I.) Limited, Suite 2208-14, 22/F., Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong.

Q: How do I vote if my shares are registered in my name?

A: By submitting a proxy over the internet or by telephone or by completing, signing and returning your proxy card in the enclosed postage-prepaid envelope, you will authorize the persons named on the proxy card to vote your shares according to your instructions. You also may attend the Meeting and vote in person. Please carefully consider the information contained in this proxy statement whether or not you plan to attend the Meeting in person.

Q: How do I vote if my broker holds my shares in “street name”?

A: If you hold your shares in “street name” through a stockbroker, bank or other nominee rather than directly in your own name, you are considered the beneficial owner of shares, and the proxy materials are being forwarded to you by your stockbroker, bank or other nominee together with a voting instruction card. Please follow the instructions provided to you by your stockbroker, bank or other nominee so that your shares may be voted in accordance with your wishes. As a beneficial owner, to vote at the Meeting, you will need to contact your stockbroker, bank or other nominee that holds your shares to obtain a proxy issued in your name to bring to the Meeting. Please carefully consider the information contained in this proxy statement whether or not you plan to attend the Meeting in person.

Q: What if I abstain from voting?

A: If an executed proxy is returned and you have explicitly abstained from voting on any proposal, the shares represented by the proxy will be considered present at the Meeting for the purpose of determining a quorum and will count as votes cast on the proposals. Abstentions will have the same effect as votes “AGAINST” the proposals.

Q: Can I change my vote after I have delivered my proxy?

A: Yes. If your shares are held directly in your name, you may revoke your proxy at any time before its exercise. Proxies may be revoked by:

•	sending a written notice of revocation, dated later than the proxy, to the Secretary of MSBVI at MSBVI’s principal executive offices, before the Meeting;

•	duly executing a subsequent proxy relating to the same shares and delivering it to American Stock Transfer & Trust Company, our transfer agent and registrar, before the Meeting;

•	submitting another proxy through the internet or by telephone (your latest internet or telephone voting instructions will be followed); or

•	attending the Meeting and voting in person.

Attendance at the Meeting will not, by itself, constitute revocation of a proxy.

If you are a beneficial shareholder, you must contact your broker, bank or other nominee to change your vote or obtain a proxy to vote your shares if you wish to cast your vote in person at the Meeting.

Q: Who will bear the cost for soliciting votes for the Meeting?

A: MSBVI will bear all expenses in conjunction with the solicitation of the enclosed proxy, including the charges of brokerage houses and other custodians, nominees or fiduciaries for forwarding documents to security owners. In addition, proxies may be solicited by mail, in person, or by telephone or fax by certain officers, directors and employees of MSBVI.

The Altman Group has been retained to assist in the solicitation of proxies. The Altman Group will be paid a flat fee of US$5,000 by MSBVI and MSBVI will reimburse The Altman Group for its related expenses. In addition, MSBVI agreed to pay The Altman Group a success fee of US$10,000 in the event the holders of 51% or more of MSBVI’s ordinary shares that are held by MSBVI’s independent shareholders approve the Merger Agreement and the Merger. MSBVI’s independent shareholders do not include the principal shareholders. Total payments to The Altman Group are expected to be in the range of US$7,500 to US$17,500.

Q: Who can answer my questions?

A: If you have any questions about the proposals, or if you need additional copies of this proxy statement, please contact:

Investor Relations Department

Man Sang International (B.V.I.) Limited,

Suite 2208-14, 22/F., Sun Life Tower, The Gateway

15 Canton Road, Tsimshatsui, Kowloon, Hong Kong

(852) 2317 9888

ir-usa@man-sang.com

SUMMARY

This summary, together with the section titled “Questions and Answers About the Special Meeting,” provides a summary of the material terms of the proposals presented at the Meeting. These sections highlight selected information contained in this proxy statement and may not include all the information that is important to you. To better understand the proposed Amendment, Merger Agreement and Merger, and the risks associated with the transactions, and for a more complete description of the legal terms of the Amendment, the Merger Agreement and the Merger, you should read this entire proxy statement carefully, as well as those additional documents to which we refer you. We have included page references at various points in this summary to direct you to a more detailed description of the topics presented. In addition, see “Where You Can Find More Information” beginning on page 184.

This document constitutes a proxy statement for use in providing information about the proposed Amendment, the Merger Agreement and the Merger, including the issuance of our ordinary shares to shareholders of China Metro in the Merger.

Parties to the Merger

Man Sang International (B.V.I.) Limited. MSBVI was incorporated in the British Virgin Islands as an international business company under the BVI International Business Companies Act on August 14, 1995, and automatically re-registered as a business company on January 1, 2007 pursuant to The BVI Business Companies Act, 2004, or the BVI Companies Act. Through its subsidiaries, MSBVI is principally engaged in the purchasing, processing, assembling, merchandising and wholesale distribution of pearls, pearl jewelry products and jewelry products. In addition, MSBVI owns and operates real estate development and investment businesses in the PRC.

Prior to August 25, 2009, MSBVI was a wholly owned subsidiary of Man Sang Holdings, Inc., or MSHI, a United States domestic issuer incorporated in the State of Nevada whose ordinary shares were listed on the NYSE Amex (formerly known as the American Stock Exchange). On August 25, 2009, at a general meeting, the shareholders of MSHI resolved that MSHI liquidate and dissolve, whereby MSBVI was effectively redomiciled from the United States to the British Virgin Islands and, as part of this transaction, MSBVI became the successor-in-interest of MSHI and a non-United States domestic issuer whose ordinary shares are listed on the NYSE Amex. From its inception in August 1995 through the completion of the dissolution and liquidation on August 25, 2009, MSBVI was a wholly owned subsidiary of MSHI. As a result of the dissolution and liquidation of MSHI on August 25, 2009, MSBVI became the listed holding company of our group. MSBVI’s ordinary shares are quoted on the NYSE Amex under the symbol “MHJ.” MSBVI’s principal place of business and our executive office is located at Suite 2208-14, 22/F, Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong; telephone: 852-2317-9888.

MSBVI intends to change its name to “China Metro-Rural Holdings Limited” in connection with the Merger.

Creative Gains Limited. Creative Gains Limited, or Creative Gains, is a wholly owned subsidiary of MSBVI. MSBVI acquired Creative Gains on December 1, 2009 solely for the purposes of effecting the Merger. Creative Gains has no operations or assets. Upon completion of the Merger, the separate company existence of Creative Gains will cease. Creative Gains’ principal place of business and executive office is located at Suite 2208-14, 22/F, Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong; telephone: 852-2317-9888.

China Metro-Rural Limited. China Metro was incorporated in the Cayman Islands in January 2007 as Mega Dragon Limited. On January 5, 2010, the company changed its name to “China Metro-Rural Limited” and applied to redomicile in the British Virgin Islands pursuant to the BVI Companies Act. The redomiciliation is expected to be completed prior to the Merger. China Metro is one of the leading developers and operators of large-scale, integrated agricultural logistics and trade centers in Liaoning Province, PRC. The principal executive office of China Metro is located at Suite 803, 8/F, Tower 1, The Gateway, 25 Canton Road, Tsimshatsui, Kowloon, Hong Kong; telephone: 852-2111-3815.

Structure of the Merger

Pursuant to the Agreement and Plan of Merger, dated as of February 19, 2010, by and among MSBVI, China Metro, Creative Gains, and Mr. Sio Kam Seng, as the representative of the shareholders of China Metro, Creative Gains would be merged with and into China Metro, the separate company existence of Creative Gains would cease and China Metro would become a wholly owned subsidiary of MSBVI. A copy of the Merger Agreement is attached as Annex B to this proxy statement. If the Merger Agreement is adopted and the Merger is subsequently consummated, the outstanding shares of China Metro as of the effective date of the Merger will be converted automatically into the right to receive up to an aggregate of 57,443,238 ordinary shares of MSBVI. Each outstanding ordinary share of China Metro will be converted into the right to receive the number of MSBVI ordinary shares equal to 57,443,238 divided by the total number of ordinary shares of China Metro outstanding as of immediately prior to the Merger, rounded down to the nearest whole share after combining any fractional interests of such holder into as many whole shares as is possible. Cash will be paid for fractional shares. As a result, the record shareholders of China Metro as of immediately prior to the Merger will hold directly approximately 90% of the outstanding ordinary shares of MSBVI upon completion of the Merger and approximately 85.7% of the outstanding voting shares of MSBVI upon completion of the Merger.

The Merger Agreement and the Merger have been approved by the independent members of the board of directors of MSBVI, the boards of directors of each of China Metro and Creative Gains and the shareholders of China Metro and Creative Gains.

Treatment of China Metro Equity Awards

As of January 31, 2010, China Metro had no stock options or other equity awards outstanding. Under the Merger Agreement, China Metro has agreed not to grant any stock options or equity awards prior to consummation of the Merger.

Conditions to Completing the Merger

A number of conditions must be met before the Merger can be completed, including:

•

each of the representations and warranties of China Metro and MSBVI contained in the Merger Agreement that are qualified by materiality must be true and correct in all respects and each of the representations and warranties of China Metro and MSBVI contained in the Merger Agreement that are not qualified by materiality must be true and correct in all material respects;

•	MSBVI and China Metro each must have complied with or performed their covenants and obligations set forth in the Merger Agreement;

•	MSBVI and China Metro each must have received the necessary consent of its shareholders adopting the Merger Agreement and approving the Merger;

•	the ordinary shares that MSBVI will issue in the Merger must have been approved for listing, subject to official notice of issuance, on the NYSE Amex Equities;

•

all consents, approvals, orders or authorizations of, or registrations, declarations or filings with any person required in connection with the execution, delivery or performance of the Merger Agreement must have been obtained or made and must be in full force and effect;

•

there must not have occurred a Material Adverse Effect (as defined below), and no event must have occurred or circumstance exist that, in combination with any other events or circumstances, would reasonably be expected to have a Material Adverse Effect;

•

there must be no temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger issued by any governmental body, and there must not be any law enacted or deemed applicable to the Merger that makes consummation of the Merger illegal or would subject MSBVI or the surviving company to sanctions if the Merger is consummated;

•

MSBVI must have completed to its satisfaction the due diligence review of the operations, condition (financial and other), prospects, assets and liabilities of China Metro and its subsidiaries and their businesses; and

•	China Metro must have completed its redomiciliation from the Cayman Islands to the British Virgin Islands.

Under the terms of the Merger Agreement, a “Material Adverse Effect” means any state of facts, change, event, effect, occurrence or circumstance that, individually or in the aggregate (considered together with each other state of facts, changes, events, effects, occurrences or circumstances) has, has had or would reasonably be expected to have or give rise to a material adverse effect on (i) the business, financial condition, prospects, capitalization, assets, liabilities, operations or financial performance of China Metro or any of its subsidiaries, (ii) the ability of China Metro to consummate the transactions contemplated under the Merger Agreement or to perform any of its obligations under the Merger Agreement prior to March 31, 2010, or (iii) MSBVI’s ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the shares of the surviving company, China Metro, and its subsidiaries.

Termination of Merger Agreement

The Merger Agreement may be terminated at any time prior to the effective time of the Merger by mutual written consent of MSBVI and China Metro. The Merger Agreement also may be terminated by either MSBVI or China Metro if:

•

(i) the Meeting shall have been held and completed and MSBVI’s shareholders shall have voted on the adoption of the Merger Agreement and approval of the Merger, and (ii) the adoption of the Merger Agreement and approval of the Merger shall not have been approved at the Meeting by the holders of a majority of MSBVI’s voting shares present (in person or by proxy) at the Meeting and constituting a quorum for the purpose of voting on such approval. However, no party shall be permitted to terminate the Merger Agreement pursuant to foregoing if the failure to obtain such shareholder vote is attributable to a failure on the part of the party seeking to terminate the Merger Agreement to perform any material obligation required to be performed by such party at or prior to the effective time of the Merger; or

•	the closing of the Merger has not occurred on or prior to March 31, 2010 for any reason other than delay or nonperformance of, or breach by, the party seeking such termination.

Under circumstances specified in the Merger Agreement, MSBVI also may terminate the Merger Agreement if:

•

there has been a breach of any representation, warranty, covenant or agreement by China Metro, or any such representation or warranty shall become untrue after the date of the Merger Agreement, such that the conditions to MSBVI’s obligation to effect the Merger would not be satisfied and such breach is not curable or, if curable, is not cured within the earlier of (i) fifteen (15) days after written notice thereof is given by MSBVI to China Metro, and (ii) March 31, 2010; or

•

China Metro shall have provided MSBVI with notice of (i) any actual or threatened taking by exercise of the right of eminent domain (whether temporary or permanent and whether by deed in lieu of condemnation) of any part of its or its subsidiaries’ real property, or (ii) any loss, damage, or destruction to the assets or properties of China Metro or any of its subsidiaries (including China Metro’s or its subsidiaries’ real property or the improvements thereon) resulting in losses of US$100,000 or greater.

Under circumstances specified in the Merger Agreement, China Metro also may terminate the Merger Agreement if there has been a breach of any representation, warranty, covenant or agreement by MSBVI or Merger Sub, or any such representation or warranty shall become untrue after the date of the Merger Agreement, such that the conditions to China Metro’s obligation to effect the Merger would not be satisfied and such breach is not curable or, if curable, is not cured within the earlier of (i) fifteen (15) days after written notice thereof is given by China Metro to MSBVI, and (ii) March 31, 2010.

Conduct of Business Prior to Closing

Under the Merger Agreement, China Metro has agreed, until the effective time of the Merger, to:

•

ensure that China Metro and each of its subsidiaries will conduct its and their business and operations in the ordinary course and in accordance with past practice and in compliance with all applicable laws and the requirements of all material contracts and governmental authorizations of China Metro and each of its subsidiaries; and

•

use best efforts to ensure that China Metro and each of its subsidiaries preserves intact its current business organization, and keeps available the services of all persons having business relationships with China Metro or any of its subsidiaries.

In addition, China Metro has agreed that, until the effective time of the Merger, except as required or contemplated under the Merger Agreement or as consented to in writing by MSBVI, it will not (and will not permit its subsidiaries to), among other things:

•	take any action that would result in any change of any term of any debt security of China Metro or any of its subsidiaries;

•	amend or permit the adoption of any amendment to its memorandum and articles of association or similar organizational and governance documents;

•	make any capital expenditure outside the ordinary course of business or make any single capital expenditure in excess of US$100,000 or US$250,000 in the aggregate;

•

except in the ordinary course of business and consistent with past practice, enter into or become bound by, or permit any of the assets owned or used by it to become bound by, any contract, or amend or terminate, or waive or exercise any material right or remedy under, any contract;

•

acquire, lease or license any right or other asset from any other person or sell or otherwise dispose of, or lease, license or encumber, any right or other asset to any other person (except in the ordinary course of business);

•	settle or compromise any legal proceedings related to or in connection with China Metro’s or any of its subsidiaries’ businesses;

•

take or omit to take any action that would, or is reasonably likely to, (i) result in any of its representations and warranties set forth in the Merger Agreement or any certificate delivered in connection with the closing of the Merger being or becoming untrue in any material respect at any time at or prior to the effective time of the Merger, (ii) result in any of the conditions to the consummation of the Merger set forth in the Merger Agreement not being satisfied, (iii) constitute or result in a breach of any provisions of the Merger Agreement, or (iv) cause China Metro or any of its subsidiaries to be unable to conduct its business after the effective time of the Merger in accordance with its past practice and as presently planned to be conducted after giving effect to the transactions contemplated under the Merger Agreement; or

•	authorize, agree, commit or enter into any contract to take any of the actions described above.

Reasons for the Merger

We believe that the Merger will allow us to realize a variety of potential business, financial and strategic benefits. In particular, the independent members of the board of directors of MSBVI are recommending the Merger based on the following factors:

•

MSBVI’s familiarity with the business, financial condition, results of operations, current business strategy and future prospects of China Metro, as well as the risks involved in achieving those prospects and objectives under current industry and market conditions, the nature of the markets in which China Metro operates and China Metro’s position in such markets;

•

China Metro’s current and planned integrated agriculture logistics and trade centers are strategically located in fast growing agricultural and economic centers near well-developed transportation networks;

•	China Metro enjoys strong municipal and regional government support in the locations in which it currently operates and plans to operate;

•	China Metro’s development and operational abilities have helped China Metro achieve brand name recognition;

•	Mr. Cheng Chung Hing, Ricky, one of our founders, directors, officers and a principal shareholder of ours, is also one of the Co-Founders and Directors of China Metro;

•	China Metro has a strong, experienced management team with a demonstrated record of success;

•	Our belief that the Merger will:

–	provide an opportunity to create an integrated high integrity commodity exchange, facilitating competitive and efficient trade in agricultural commodities in Liaoning Province, PRC.

–	provide MSBVI with the opportunity to diversify its revenue sources, which will include pearl, jewelry, agricultural, logistics and trade centers businesses;

–	provide MSBVI greater opportunity to grow its current businesses, including its pearl and jewelry business;

–	better position MSBVI for strategic opportunities and provide greater access to financing sources;

–	capitalize on the stated goals of the PRC Government to foster and support industries in Northeast China, as well as agricultural industries; and

–	provide a greater opportunity to increase shareholder value;

•

The possible alternatives to the Merger, including the prospects of continuing to operate MSBVI as an independent public entity, and the risks and uncertainties associated with such alternatives, including the risks associated with MSBVI’s ability to meet its projections for future results of operations; and

•	The merger consideration will be paid in shares (other than cash for fractional shares), allowing MSBVI to retain its cash-on-hand.

These perceived benefits were weighed against the risks presented by the Merger, including those set forth under “Risk Factors” beginning on page 14 of this proxy statement. After considering these factors, the independent members of the MSBVI board of directors concluded that the potential positive factors relating to the Amendment, the Merger Agreement and the Merger outweighed the potential negative factors.

Merger Closing Date

The closing of the Merger is expected to take place on or about the second business day following the satisfaction or, to the extent permitted under the Merger Agreement and by applicable law, waiver of all conditions to the obligations of the parties set forth in the Merger Agreement (other than the conditions as may, by their terms, only be satisfied at the closing), or on such other date as MSBVI and China Metro mutually agree. See “The Merger Agreement—Conditions to the Merger” beginning on page 52 of this proxy statement.

Appraisal/Dissenters’ Rights

Holders of MSBVI ordinary shares and preferred shares will not be entitled to dissenters’ or appraisal rights under BVI law, the Articles of Association or otherwise in connection with the proposed Merger.

The Amendment

In connection with the proposed Merger, MSBVI’s board of directors has adopted an amendment to MSBVI’s Articles of Association to increase MSBVI’s authorized number of shares from 100,200,000 to 1,000,200,000 shares, comprised of 1,000,000,000 authorized ordinary shares and 200,000 authorized preferred shares, and to change MSBVI’s name to “China Metro-Rural Holdings Limited.” The independent members of the MSBVI board of directors believe the new name would better represent the combined company’s operations and assets following the Merger. The name change would become effective contingent upon completion of the Merger.

Recommendation of the Independent Members of the MSBVI Board of Directors

The independent members of the board of directors of MSBVI unanimously approved the Amendment, the Merger Agreement and the Merger, including the issuance of the ordinary shares to China Metro’s shareholders, and recommends that you vote “FOR” Proposal No. 1 (the Amendment) and Proposal No. 2 (the Merger Agreement and the Merger, including the issuance of MSBVI’s ordinary shares in the Merger). The independent members of the MSBVI board of directors have determined that the Amendment, the Merger Agreement and the Merger, including the issuance of the ordinary shares to China Metro’s shareholders, are advisable and in the best interests of MSBVI’s shareholders.

Share Ownership of Certain Directors and Executive Officers

As of the close of business on the record date, Mr. Cheng Chung Hing, Ricky, a co-founder, director and officer of ours, Mr. Cheng Tai Po, a director and Vice Chairman of ours, and entities affiliated with them, which collectively are our principal shareholders, owned 3,437,501 outstanding MSBVI ordinary shares and all 100,000 outstanding MSBVI preferred shares, which together represented the vote of an aggregate of 6,628,726 shares, or 69.2% of the total voting power of MSBVI shares, as of the close of business on the record date.

Interests of the Directors and Executive Officers of MSBVI in the Amendment, the Merger Agreement and the Merger

In considering the recommendation of the independent members of our board of directors with respect to the Amendment, the Merger Agreement and the Merger, including the issuance of our ordinary shares as consideration to China Metro’s shareholders, you should be aware that certain members of our board of directors and certain of our executive officers have interests in the proposals. These interests may be different from, in conflict with, or in addition to, the interests of our shareholders generally. These interests include, among other things, the following:

•

Mr. Cheng Chung Hing, Ricky, who is a director, officer and principal shareholder of ours, owns approximately 64% of an entity that holds approximately 72% of Kind United Holdings Ltd., which holds 65% of the outstanding shares of China Metro. As a result of these holdings, the entity indirectly controlled by Mr. Cheng Chung Hing, Ricky, Kind United Holdings Ltd., is expected to receive approximately 37,338,104 of our ordinary shares in the Merger, which shares would represent approximately 58.5% of our ordinary shares outstanding as of immediately after the Merger. In addition, Mr. Cheng Chung Hing, Ricky, is a Co-Founder and Director of China Metro.

•	Mr. Cheng Tai Po, our director, Vice Chairman and a principal shareholder of ours, is the brother of Mr. Cheng Chung Hing, Ricky.

The independent members of the MSBVI board of directors were aware of these interests and considered them, among other matters, in making its recommendation regarding the proposals to be presented at the Meeting.

Resale Restrictions on Ordinary Shares

Our ordinary shares to be issued in the Merger to the shareholders of China Metro will be issued in a transaction exempt from the registration requirements under Section 5 of the U.S. Securities Act of 1933, as amended, or the Securities Act, pursuant to Section 4(2), Rule 506 under Regulation D promulgated under the Securities Act, or otherwise issued under the safe harbor provided by Regulation S promulgated under the Securities Act. Therefore, the ordinary shares we issue in the Merger will be “restricted securities” from a U.S. securities law perspective, will not be registered under the Securities Act upon issuance and will not be freely transferable under U.S. securities laws. Under U.S. securities laws, China Metro’s shareholders may not sell our ordinary shares received in the Merger except pursuant to:

•	an effective registration statement under the Securities Act covering the resale of those shares; or

•	an exemption under the Securities Act.

Under Rule 144 of the Securities Act, China Metro shareholders who are not affiliates of ours at the time of a proposed sale of our ordinary shares (and have not been affiliates for the prior 90 days) will be permitted to sell their shares without registration if they sell the shares for their own account after holding them for at least six months, provided that we have made available adequate current public information concerning the combined company. If they have held their ordinary shares received in the Merger for 12 months, they will be permitted to sell their shares for their own account without restrictions under the Securities Act. China Metro shareholders who are affiliates of ours (or who have been affiliates within 90 days prior to a proposed resale of their shares) will be permitted to sell their shares received in the Merger under Rule 144 if they satisfy certain requirements, including with respect to volume limitations, manner of sale and the filing of a Form 144 with the SEC, and further provided that we have made available adequate current public information concerning the combined company.

Regulation S promulgated under the Securities Act also provides a safe harbor for the resale of certain restricted securities. The resale safe harbor requires that the offer and sale be made in an offshore (non-U.S.) transaction and prohibits any directed selling efforts in the U.S.

Dilution of Our Ordinary Shares

In connection with the Merger, we have agreed to issue 57,443,238 of our ordinary shares to China Metro’s shareholders as merger consideration. The issuance of 57,443,238 ordinary shares in the Merger would represent a 900% increase in the number of our ordinary shares outstanding prior to the Merger. As a result, the holders of our ordinary shares as of immediately prior to the Merger would hold approximately 10% of our outstanding ordinary shares of the combined company. Our issuance of ordinary shares in connection with the Merger will result in substantial percentage dilution of our existing shareholders’ ownership interests and will decrease the aggregate voting power of our current shareholders.

Risk Factors

In evaluating the Amendment, the Merger Agreement, the Merger and transactions contemplated thereby, you should carefully read this proxy statement, including the factors discussed in the section entitled “Risk Factors” beginning on page 14.

Persons Entitled to Vote; Record Date

All of MSBVI’s shareholders of record at the close of business on February 19, 2010, the record date for the Meeting, will be entitled to vote or to grant proxies to vote at the Meeting. At the close of business on the record date, there were 6,382,582 ordinary shares outstanding and 100,000 preferred shares outstanding. As a class, the 100,000 preferred shares were entitled to an aggregate of 3,191,225 votes as of the close of business on the record date. Accordingly, a total of 9,573,807 shares are eligible to be voted at the Meeting. As of the close of business on the record date, the principal shareholders held an aggregate of 6,628,726, or 69.2%, of the 9,573,807 shares eligible to be voted at the Meeting.

Required Approvals

The proposals to approve (i) the Amendment and (ii) the Merger Agreement and Merger, including the issuance of our ordinary shares to China Metro’s shareholders, each must receive the affirmative vote of a majority of our outstanding voting shares present in person and voting on the proposals or represented by proxy and voting on the proposals.

Accounting Treatment

The acquisition of the equity interest of China Metro controlled by Mr. Cheng Chung Hing, Ricky, in the Merger, as of immediately prior to and as of immediately after the Merger, will, since both MSBVI and China Metro are under common control of Mr. Cheng Chung Hing, Ricky, be accounted for as a combination of entities under common control in a manner similar to pooling of interests. On this basis, the consolidated financial statements of MSBVI for periods prior to the Merger will be restated to include, to the extent of the equity interest of China Metro held by Mr. Cheng Chung Hing, Ricky, the assets and liabilities and results of operations of China Metro for those periods as if MSBVI had been the holding company of China Metro at the beginning of the financial period reported in the consolidated financial statements or when MSBVI and China Metro came under common control by Mr. Cheng Chung Hing, Ricky, whichever is later, and all assets and liabilities of China Metro will be stated at historical carrying amounts. The consideration for the acquisition will be treated as an equity transaction at the completion date of the Merger.

The acquisition of the non-controlling interests of China Metro by MSBVI in the Merger will be accounted for as an acquisition of minority interests using the entity concept method whereby the difference between the consideration and the book value of the share of the net assets of China Metro acquired is recognized as an equity transaction.

RISK FACTORS

In addition to the other information included in this proxy statement, including the matters addressed in “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 35 of this proxy statement, you should carefully consider the following risks before deciding whether to vote for the Amendment, the Merger Agreement and the Merger, including the issuance of our ordinary shares to China Metro’s shareholders.

Risks Relating to the Merger

There is no assurance when or even if the Merger will be completed.

Completion of the Merger is subject to the satisfaction or waiver of a number of conditions. There can be no assurance that we or China Metro will be able to satisfy the closing conditions or that closing conditions beyond our or China Metro’s control will be satisfied or waived. We and China Metro can agree at any time to terminate the Merger Agreement, even if our shareholders vote for the Amendment, the Merger Agreement or the Merger. We and China Metro also can terminate the Merger Agreement under other specified circumstances.

Our share price may fluctuate prior to the completion of the Merger.

Upon completion of the Merger, each China Metro ordinary share will be converted into merger consideration consisting of our ordinary shares. Any change in the price of our ordinary shares prior to completion of the Merger will affect the dollar value of the merger consideration that China Metro shareholders will receive upon completion of the Merger. Changes in the price of our ordinary shares could result from a variety of factors, including general market and economic conditions, changes in our business, operations and prospects and regulatory considerations.

The issuance of our ordinary shares to China Metro shareholders in the Merger will initially have a negative impact on the earnings per share of the combined company.

If the Merger is completed, we will issue up to 57,443,238 of our ordinary shares for the outstanding ordinary shares of China Metro. We expect that the Merger will initially result in lower earnings per share than would have been earned by us in the absence of the Merger. There can be no assurance that any increase in our earnings per share will occur, even over the long term. Although we expect that over time the Merger will yield benefits to the combined company such that the Merger will ultimately be accretive to earnings per share, there can be no assurance that the increase in earnings per share expected in the long term will be achieved. In order to achieve increases in earnings per share as a result of the Merger, the combined company will, among other things, need to effectively continue the successful operations of China Metro after the Merger and successfully integrate China Metro.

The price of our ordinary shares may decline upon completion of Merger.

The price of our ordinary shares might decline from the US$2.00 price per share at the close of trading on February 18, 2010, the last full trading day prior to the public announcement of the Merger, and from US$2.75, the closing price per share reported at the close of business on February 19, 2010, the record date for the Meeting.

There has been no public market for China Metro ordinary shares, and the lack of a public market makes it extremely difficult to determine the fair market value of China Metro.

The outstanding capital stock of China Metro is privately held and is not traded on any public market. The lack of a public market makes it extremely difficult to determine the fair market value of China Metro. The value ascribed to China Metro securities in privately negotiated transactions that have occurred from time to time or in other contexts may not be indicative of the price that China Metro ordinary shares may have traded at if such shares were traded on a public market. The number of our ordinary shares to be issued to China Metro shareholders in the Merger was determined based on negotiations between the parties, and likewise may not be indicative of the price at which China Metro ordinary shares may have traded if such shares were traded on a public market.

Successful operation of China Metro’s business and integration with MSBVI is not assured.

We believe that the Merger will present significant agricultural logistics industry opportunities, which will allow us to grow our business, address substantially larger markets and take advantage of a number of sales and marketing synergies. However, if the Merger is completed, there can be no assurance that after the Merger China Metro will be able to maintain and grow its business and operations. Integrating and coordinating certain aspects of the operations and personnel of China Metro with us will involve complex operational, technological and personnel-related challenges. This process will be time-consuming and expensive, may disrupt the business of either or both of the companies and may not result in the full benefits we expect.

The integration of a new company is a complex, costly and time-consuming process. This process may disrupt the business of either or both of the companies, and may not result in the full benefits expected by us and China Metro. There can be no assurance that the combination of China Metro with us will result in the realization of the anticipated benefits from the Merger.

In addition, as a non-public company, China Metro has not had to comply with the requirements for internal control and other procedures. Bringing its systems into compliance with those requirements may cause us to incur substantial additional expense. In addition, the integration process may cause an interruption of, or loss of momentum in, the activities of our business after completion of the Merger. If our management is not able to effectively manage the integration process, or if any significant business activities are interrupted as a result of the integration process, our business could suffer and our results of operations and financial condition may be harmed.

Directors and officers of China Metro have conflicts of interest that may influence them to support or approve the Merger.

Although independent members of our board of directors recommend that our shareholders approve the Amendment, the Merger Agreement and the Merger, our shareholders should be aware that certain members of our board of directors and executive officers have interests in the transactions contemplated by the Merger Agreement that may be different from, or are in addition to, the general interests of our shareholders, as described in “Summary—Interests of the Directors and Executive Officers of MSBVI in the Amendment, the Merger Agreement and the Merger” on page 11. Our shareholders should consider whether these interests may have influenced the support of the independent members of our board of directors or their recommendation of the Amendment, the Merger Agreement and the Merger.

The market price of our ordinary shares after the Merger may be affected by factors different from those currently affecting our ordinary shares.

Our business differs from China Metro’s business in important respects and, accordingly, the results of operations of the combined company and the market price of our ordinary shares following the Merger may be affected by factors different from those currently affecting the independent results of our operations and of China Metro’s operations. For a discussion of our business and of certain factors to consider in connection with our business, see “MSBVI Business Description” beginning on page 122 of this proxy statement. For a discussion of China Metro’s business and of certain factors to consider in connection with China Metro’s business, see “China Metro Business Description” beginning on page 77 of this proxy statement.

We will issue a significant number of ordinary shares in connection with the Merger, which will result in substantial dilution to our existing shareholders.

In connection with the Merger, we have agreed to issue up to 57,443,238 shares to China Metro’s shareholders as merger consideration at closing. The issuance of a total of 57,443,238 ordinary shares in the Merger would represent a 900% increase in the number of our ordinary shares outstanding prior to the Merger. As a result, the holders of our ordinary shares as of immediately prior to the Merger would hold approximately 10% of the outstanding ordinary shares of the combined company. Our issuance of ordinary shares in connection with the Merger will result in substantial percentage dilution of our existing shareholders’ ownership interests and will decrease the aggregate voting power of our current shareholders.

The calculation of the merger consideration will not be adjusted in the event the value of the business or assets of China Metro declines before the Merger is completed.

The calculation of the number of our ordinary shares will not be adjusted in the event that the value of China Metro’s business declines prior to the consummation of the Merger. We will not be required to consummate the Merger if China Metro experiences a “Material Adverse Effect” (as this term is described below in “The Merger Agreement—Definition of Material Adverse Effect”). However, we will not be permitted to terminate the Merger Agreement because of any changes in the value of the China Metro business that do not rise to the level of a Material Adverse Effect or otherwise cause China Metro to fail to satisfy a condition to closing. In the event of such a Material Adverse Effect, however, we may be required under federal securities laws to amend the proxy statement to disclose additional material information and re-solicit the vote of our shareholders.

If the conditions to the closing of the Merger are not met, the Merger will not occur, which could adversely impact the market price of our ordinary shares as well as our business, financial condition and results of operations.

Specified conditions must be satisfied or waived before the Merger can be completed, including, without limitation, obtaining the approval of our shareholders of the Amendment, the Merger Agreement and the Merger. These conditions are summarized in the section in this proxy statement entitled “The Merger Agreement—Conditions to the Merger.” We cannot assure you that each of the conditions will be satisfied. If the conditions are not satisfied or waived in a timely manner and the Merger is delayed, we may lose some or all of the intended or perceived benefits of the transaction, which could cause our share price to decline and harm our business. If the Merger is not completed for any reason, the price of our ordinary shares may decline to the extent that the current market price reflects a market assumption that the Merger will be completed. In addition, we will be required to pay our costs related to the Merger even if the Merger is not completed, such as amounts payable to legal advisors and independent accountants, and such costs could be significant. However, in the event the Merger Agreement is terminated prior to consummation of the Merger, China Metro has agreed to pay all transaction expenses incurred by us, including our legal, accounting and appraisal fees and expenses.

As our ordinary shares issued in the Merger become eligible for resale, the sale of those shares could adversely impact our share price.

A substantial number of our ordinary shares issued in the Merger will become eligible for resale pursuant to Rule 144 under the Securities Act beginning six months after the closing of the Merger. Our share price may suffer a significant decline as a result of the sudden increase in the number of shares sold in the public market or market perception that the increased number of shares available for sale will exceed the demand for our ordinary shares.

In order to be successful, we must retain and motivate key employees, which will be more difficult in light of uncertainty regarding the Merger, and failure to do so could prevent us from realizing the expected benefits of the Merger.

In order to be successful, the combined company must retain and motivate executives and other key employees. The market for highly skilled employees is limited, and the loss of key employees could have a significant impact on our operations. Employee retention may be a particularly challenging issue in connection with the Merger. Our employees and employees of China Metro and its subsidiaries may experience uncertainty about their future role with the combined company until or after strategies with regard to the combined company are announced or executed. This circumstance may adversely affect our ability to attract and retain key personnel. We also must continue to motivate employees and keep them focused on the strategies and goals of the combined company, which may be particularly difficult due to the potential distractions of the Merger, including morale challenges posed by any workforce reductions. The loss of key personnel could prevent us from realizing the expected benefits from the Merger.

We may not be able to realize the anticipated synergies and other benefits we expect to achieve from the Merger within the timeframe that is currently expected, or at all.

Strategic transactions like our proposed Merger create numerous uncertainties and risks. As a result, the combined company may not be able to realize the expected revenue growth and other benefits and synergies that we seek to achieve from the proposed Merger. We believe that the businesses conducted by us and China Metro are complementary in a number of respects and that the combined company can take advantage of synergies, economies of scale and other benefits. However, these anticipated benefits and synergies are based on projections and assumptions, not actual experience, and actual results may deviate from our expectations for a variety of reasons, including those discussed elsewhere in this section of the proxy statement.

A lack of effective internal control over financial reporting could result in an inability to accurately report our financial results, which could lead to a loss of investor confidence in our financial reports and have an adverse effect on our share price.

Effective internal controls are necessary for us to provide reliable financial reports. If we cannot provide reliable financial reports, our business and operating results could be harmed. We have in the past discovered deficiencies in our internal control over financial reporting and, based on our evaluation of the effectiveness of our internal control over financial reporting as of the end of the fiscal year 2009, we identified a material weakness in our internal control over financial reporting as of March 31, 2009. For a description of this material weakness, see “MSBVI Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control Over Financial Reporting.” In addition, we may in the future discover deficiencies in our internal control over financial reporting. Evaluations of the effectiveness of our internal control over financial reporting in the future may lead our management to determine that internal control over financial reporting is no longer effective. Such conclusions may result from our failure to implement controls for changes in our business, or deterioration in the degree of compliance with our policies or procedures. A failure to maintain effective internal control over financial reporting, including a failure to implement effective new controls to address changes in our business, could result in a material misstatement of our consolidated financial statements or otherwise cause us to fail to meet our financial reporting obligations. This, in turn, could result in a loss of investor confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on our share price.

Our interim and pro forma financial statements included in this proxy statement have not been audited or reviewed by our auditors.

Our financial statements as of and for the nine-month periods ended December 31, 2008 and December 31, 2009, and the pro forma financial information included in this proxy statement, are unaudited and have not been reviewed by our independent auditors. Although in the opinion of management these financial statements and the pro forma data reflect all adjustments, including normal adjustments, necessary to present fairly our financial position as of and for the nine months ended December 31, 2008 and December 31, 2009, and the pro forma information, our failure to obtain the review of our interim unaudited financial statements and the pro forma information may result in changes to such information when reviewed by an independent auditor.

Risks Relating to China Metro

In this section, references to “China Metro” are to China Metro-Rural Limited, a Cayman Islands company that is expected to redomicile in the British Virgin Islands prior to completion of the Merger, and/or, as the context requires, its subsidiaries: China Metro-Rural Exchange Limited, a Hong Kong company; China Northeast Logistics City Co., Ltd., a PRC company, or China Northeast; Tieling Northeast City Advertisement Co., Ltd., a PRC company; Tieling North Asia Property Management Co., Ltd., a PRC company; Tieling Beiya Co., Ltd., a PRC company; and/or Tieling Vehicle Transaction Co., Ltd., a PRC company.

China Metro’s ability to execute on its business strategy and grow will depend in part on the success of the PRC’s agricultural industry.

China Metro has established an exchange platform in Tieling, Liaoning Province called “China Northeast Logistics City,” which is available to Tieling as well as regional and international traders based upon an open free market system for the mutual benefit of sellers and buyers. The exchange is designed to facilitate the marketing of any commodity provided or desired by any consenting parties. Agriculture commodities have risk exposure, including weather, climate and seasonal price fluctuations. Farmers are exposed to risks associated with output and input prices, production volume and risks associated with income from non-farm sources. China Metro’s results of operation may be significantly adversely affected by these risks.

The PRC Government may introduce new “green laws” with environmental challenges that may have an adverse effect on China Metro’s actual and prospective tenants and customers, and therefore could adversely affect China Metro’s operations.

There are few quantitative estimates of projected environmental degradation associated with intensive agricultural production. Yet environmental cleanup will pose a competing challenge for investment in agriculture. Abundant use of coal to meet the increasing demands for energy and rapid growth of cities with associated growth of automobiles and municipal waste have been large sources of incredibly high levels of air pollution in China. Mortality rates of chronic pulmonary disease, a leading cause of death in China, is five times as high as in New York, not only leading to considerable loss of life, but high cost of hospitalization and lost work days estimated to be 7.4 million person-years per year.

Acid rain and water use and pollution associated with industrialization and urbanization are other major sources of water constraint. Disposal of industrial waste and organic fertilizer runoffs has been the major source of water pollution. Yet the health impact has been generally contained due to the widespread availability of safe drinking water. Still, water pollution is increasing water shortages and increasing the cost of provision of drinking water since this often requires that people move to safer areas.

China’s per capita energy demand and increased use of automobiles associated with urbanization will critically shape the environmental prospects in China. Reduction in environmental pollution will require the PRC Government to encourage the replacement of outdated and environmentally polluting technologies, increasing energy efficiency and emission standards to standards comparable to those used in Europe and the U.S., and price polluting industrial inputs to reflect the cost of pollution cleanup. The PRC Government would also need to consider imposing taxes on such items as coal, based on sulfur and ash content, investing in alternative technologies in public transport and domestic energy use, such as the greater use of gas for cooking, and planning and regulating industrial, public and household uses more effectively. Each of these events could have a material adverse effect on China Metro’s operations.

China Metro’s results of operations substantially depend on its ability to execute its business strategy and on economic growth in the regions of its trade center projects.

China Metro’s results of operations substantially depend on the successful execution of its business strategy to attract and retain high quality tenants, achieve market rental rates and improve the surrounding infrastructure. China Metro’s success will also depend upon continuing growth in the agricultural, manufacturing and export industries in the Manchuria region, as well as regions surrounding properties planned for future development, and China Metro’s ability to compete with other similar businesses. China Metro may face challenges in implementing its strategy, and its ability to achieve its goals may be adversely affected by various factors, some of which are beyond China Metro’s control. If China Metro is not able to execute its business strategy or successfully compete with other similar businesses, China Metro’s business, results of operations and financial condition will be materially and adversely affected.

China Metro may not be able to increase its revenues from sales or leases of properties or achieve satisfactory rental rates from period to period, sustain its rapid growth rate or increase its revenues from either the sales or lease of properties from period to period.

China Metro’s revenues from sales of trade center units have grown rapidly over the past two years. China Metro’s revenues from the sales of trade center units in fiscal year 2009 and for nine months ended December 31, 2009 were HK$0.13 million and HK$22.7 million, respectively, representing all of its revenues during these periods.

China Metro’s commission lease arrangements provide China Metro the right to lease to, and receive rental income from, third parties for the trade center units sold to the purchasers of these units, for a period of approximately three years. However, if China Metro is unable to lease the trade center units for which it has entered into such commission lease arrangements, China Metro will not receive any rental income from these units. Under these commission lease arrangements, China Metro is not obligated to pay any rent during the three-year period. China Metro cannot assure that, in the future, it will be able to charge sufficiently high rental rates. As a result, failure to lease the trade center units or to lease the units at satisfactory rental rates would adversely affect China Metro’s profits for the applicable period.

China Metro currently relies on Phase I of China Northeast Logistics City for all of its revenues.

Although China Metro has properties under development and planned for future development, it currently relies on Phase I of China Northeast Logistics City for all of its revenues. This single location revenue source may entail a higher level of risk as compared to other operators of trade centers that have revenue-generating properties spread over several different locations or have a more diverse range of property investments. In the event of a circumstance which adversely affects the operations or business of China Northeast Logistics City, or its attractiveness to tenants, China Metro will not have income from other properties to mitigate any ensuing loss. A concentration of investments in a single location will cause China Northeast Logistics City to be highly susceptible to a downturn in Northeast China’s agricultural, property or logistics industry. In addition, any property damage at China Northeast Logistics City, resulting from fire or other causes, or a downturn in the industrial materials, agricultural or manufacturing industries in Northeast China, may have a material adverse effect on China Metro’s business, financial condition and results of operations. Further, China Metro cannot assure that China Northeast Logistics City will continue to attract tenants to generate rental income, or that it will be successful in the future. Although China Metro has projects planned for future development in 2011 and 2013, China Metro cannot assure that it will be able to successfully obtain state-owned land use rights for all or any portion of land necessary for the development of these projects, complete the development of these projects or generate revenue and net income from these projects at all or in amounts that it expects.

China Metro may not be able to obtain adequate funding to China Metro’s property under development or any properties planned for future development.

To date, for investment activities, China Metro has relied primarily on bank borrowings and shareholders’ loans for its funding and liquidity requirements; and to a lesser extent on cash inflows from operations. For further information on China Metro’s available funding and liquidity resources, please see “China Metro Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” As of December 31, 2009, China Metro had net current assets of HK$173.8 million and the outstanding balance of its total indebtedness (including trade payables, other payables and accruals) amounted to approximately HK$836.8 million, which included primarily bank borrowings, trade payables, other payables and accruals and shareholders’ loans in the amounts of HK$439.5 million, HK$94.0 million and HK$300 million, respectively. Approximately HK$192.2 million of China Metro’s total borrowings were due within one year or on demand and approximately HK$340.3 million were due within a period of more than one year but not exceeding five years, whereas the loans from shareholders of HK$300 million are quasi-equity in nature and were due beyond a period of more than one year.

China Metro also has available cash flow from its operations, but such amounts are not likely to be sufficient to fund China Metro’s future development requirements. Due to the nature of China Metro’s trade center development business, it may from time to time experience periods of net cash outflows, when imbalances may arise between the timing of cash inflows from rentals and sales of trade center units and China Metro’s cash outflows relating to the construction of properties and purchases of state-owned land use rights. China Metro may require additional bank borrowings and, if necessary, offerings of debt and equity securities for a significant portion of its liquidity requirements to finance the construction costs of these projects, which are expected to be completed in stages. China Metro cannot assure that it will be able to obtain additional financing at competitive costs, or at all. In addition, although China Metro has not experienced any difficulties in the past, it may not be able to renew its existing loan facilities granted by banks in the PRC on satisfactory terms, or at all. If China Metro is unable to obtain necessary additional financing or renew existing loan facilities, it will not be able to complete future projects, and its business development could be severely disrupted.

China Metro cannot assure that it will be able to obtain sufficient funding to finance intended purchases of land use rights, develop future projects or meet other capital needs as and when required at a commercially reasonable cost or at all. Failure to obtain adequate funding at a commercially reasonable cost may limit China Metro’s ability to commence new projects or to continue the development of existing projects or may increase its borrowing costs.

In previous years, the PRC Government introduced a number of measures and regulations to restrict the ability of property developers to raise capital through external financing and other methods. Because the local authorities in Tieling treat China Metro’s subsidiary, China Northeast, as a real property developer, China Metro has been subject to these measures and regulations with respect to China Northeast.

If China Metro is unable to obtain the state-owned land use rights for its properties planned for future development, it will not be able to develop these planned projects.

China Metro’s Hong Kong subsidiary, China Metro-Rural Exchange Ltd., signed a framework agreement with Tieling Municipal Government in 2006. Pursuant to this master agreement, the Tieling Municipal Government has identified land which is suitable for China Metro’s development strategy in these locations. However, the signing of the master agreement does not guarantee that China Metro will obtain the land identified therein, which will be transferred by public tender, auction or listing for sale. China Metro cannot assure that the relevant land administration authorities will grant it the appropriate land-use rights or issue the relevant land-use rights certificates in a timely manner, or at all. Moreover, China Metro cannot assure that it will be successful in its bidding for the plots of land or that it will be able to obtain the land at its desired price. If China Metro is not successful in its bidding for the plots of land in the future or fails to obtain land-use rights for all or any portion of such land, China Metro may not be able to develop any future projects.

China Metro may experience conflicts of interest with China South City Holdings Limited as a result of contracts to which certain of China Metro’s directors are a party.

In addition to their investments in MSBVI, Mr. Cheng Chung Hing, Ricky, and his brother, Mr. Cheng Tai Po, own all of the outstanding shares of Accurate Gain Developments Limited and 80% of the outstanding shares of Proficient Success Limited. As of January 31, 2010, Accurate Gain Developments Limited, Proficient Success Limited, Mr. Cheng Chung Hing, Ricky, and Mr. Cheng Tai Po owned an aggregate of 2,471,444,558 of the 6,000,000,000 outstanding shares of China South City Holdings Limited, or China South City, and Mr. Cheng Chung Hing, Ricky, held options to purchase 66,000,000 shares of China South City. China South City is a developer and operator of an integrated logistics and trade center platform in operation, China South City Shenzhen, which serves five complementary light manufacturing industries: (1) textile and clothing; (2) leather and accessories; (3) electronic accessories; (4) printing, paper and packaging; and (5) metals, chemicals and plastics. Mr. Cheng Chung Hing, Ricky, is also the Co-Founder, Co-Chairman and Executive Director of China South City. In addition, Mr. Leung Moon Lam, a director of China Metro, is a Co-Founder, Executive Director and the Chief Executive Officer of China South City.

Mr. Cheng Chung Hing, Ricky, and Mr. Leung Moon Lam are each parties to a deed of option and undertaking with China South City. Pursuant to the deed of option and undertaking, each of Mr. Cheng Chung Hing, Ricky, and Mr. Leung Moon Lam has granted to China South City an option to acquire all their respective interests in China Metro at any time until September 30, 2014 or two years after the completion of the development of China Metro (whichever is later) so long as: (i) for Mr. Cheng Chung Hing, Ricky, he remains a controlling shareholder of China South City or a director of China South City; or (ii) for Mr. Leung Moon Lam, he remains a director of China South City. China South City also has the right to buy all the respective interests held by Mr. Cheng Chung Hing, Ricky, and/or Mr. Leung Moon Lam in China Metro before they are offered to any other third party. The price payable by China South City for such interests shall be determined with reference to the fair market value of such interests as determined by an internationally recognized valuer.

If China South City decides, after due consideration, not to exercise the option but wishes to develop China South City’s business operations in Liaoning Province, which may result in competition between China South City and China Metro, China South City shall be entitled to, at any time within the above option period, require Mr. Cheng Chung Hing, Ricky (so long as he remains a controlling shareholder of China South City or a director of China South City), and/or Mr. Leung Moon Lam (so long as he remains a director of China South City) to dispose of all their respective interests in China Metro to independent third parties as soon as practicable and in any event prior to the occurrence of any competition between China South City and China Metro. As a result, there may be conflicts of interest presented by Mr. Cheng Chung Hing, Ricky’s, and Mr. Leung Moon Lam’s relationships with both China Metro and China South City, which may adversely affect China Metro’s opportunities, prospects and results of operations.

China Metro may not be able to acquire the land for the completion of additional projects with Urbanization Policy and reduction of agricultural land by PRC Government.

According to some estimates, since 1988, capital construction in China has removed 190,000 hectares of land from cultivation annually. Other estimates show a greater loss of land. The land lost in the Shandong and Southeastern coastal provinces is high quality land where multiple cropping is practiced, compounding the loss. Although these losses have been offset by land reclamation of 245,000 hectares annually, reclaimed land tends to be of poorer quality. In addition, the cost of land reclamation has varied between HK$2,000 to HK$20,000 per hectare depending on the terrain. In the event China Metro is unable to obtain additional land at reasonable prices, or at all, it may not be able to complete additional projects in the future, which could have an adverse effect on its operations, financial condition and results of operations.

China Metro’s PRC subsidiary, China Northeast, is a wholly owned foreign enterprise, which subjects China Northeast to restrictions imposed on such enterprise under relevant PRC laws and regulations.

China Northeast was approved by the local authorities in Tieling and filed with the PRC Ministry of Commerce as a wholly owned foreign enterprise and, accordingly, is subject to regulations and restrictions applicable to foreign investment real estate enterprises, including, but not limited to, restrictions on China Northeast’s ability to obtain loans within and outside of the PRC, as well as restrictions on the conversion and sale of foreign exchange into the capital account. In addition, China Northeast, as a foreign investment real estate enterprise, is required to maintain registered capital levels at 50% or more of its total investment. As of December 31, 2009, China Metro’s registered total investment in China Northeast was US$49.8 million, including registered capital of US$35 million, representing approximately 70% of China Metro’s total investment. Currently, China Northeast, China Metro’s project company for its property planned for future development in Liaoning, is China Metro’s only subsidiary categorized as foreign investment real estate enterprise.

The cyclical nature of the real estate, agricultural and logistics industries could adversely affect China Metro’s results of operations.

China Metro’s results of operations are and will continue to be affected by the cyclical nature of the real estate, agricultural and logistics industries in the PRC. Property values and rents are affected by, among other factors, supply and demand of comparable properties, interest rates, inflation, the rate of economic growth, tax laws and political and economic developments in the PRC. Our tenants and customers may be affected by the weather, climate, import and export of agricultural products and machines, price of the agriculture and the fluctuation of the RMB. China Metro cannot assure that property values and rents will not decline. In addition, increased competition brought by this additional supply could adversely affect trade center rents and occupancy rates as well as sales prices for new trade center units. China Metro’s trade centers depend upon the growing demand for industrial and agricultural materials and logistics services in China. A significant downturn in the PRC economy could adversely affect such demand, as well as the demand by suppliers for trade center units.

China Metro’s results of operations may fluctuate from period to period due to variations in the proceeds received from sales and leases of trade center units and the fair value of its investment properties.

China Metro’s results of operations tend to fluctuate from period to period depending upon the proportion and gross floor area, or GFA, of trade center units that are sold or leased, and when China Metro’s projects in various stages of development are completed. China Metro generally sells trade center units in the initial stages following completion of a project subject to the then-current market conditions. The number of trade centers that China Metro is able to develop or complete during any given period is limited due to the substantial capital requirements for land acquisition and construction, as well as the lengthy development periods required before positive cash flows may be generated. In addition, the trade centers that China Metro has developed or that are under development are large-scale, integrated, multi-phase projects to be developed over the course of several years. The selling prices and rental rates of trade center units are also subject to fluctuation, which may impact China Metro’s sales proceeds and rental income and, accordingly, its revenues for any given period. In this regard, rental rates also vary among trade centers, according to market demand and dates of completion of the various trade centers, which affects rental rates because China Metro generally offers tenants in newly completed trade center units preferential rental rates and rent-free periods in order to promote occupancy rates of these trade centers. China Metro’s rental rates for future periods may also be affected by similar incentive plans, and may be adversely affected by cyclical changes in market demand.

China Metro’s results of operations may also fluctuate due to changes in the fair value of its trade center units and other facilities retained for rental income and capital appreciation of investment properties. China Metro reassesses the fair value of its investment properties each year. Property valuation typically requires the use of certain bases and assumptions with respect to a variety of factors, including supply and demand of comparable properties, the rate of economic growth in the location of the property, interest rates, inflation and political and economic developments in the PRC.

China Metro’s operations are subject to extensive governmental regulation, and China Metro is susceptible to changes in policies related to the real estate, agricultural and logistics industries in the PRC.

In order to develop and operate a trade center development, China Metro must obtain various permits, licenses, certificates and other approvals from the relevant administrative authorities at various stages of China Metro’s trade center development, including land-use rights documents, planning permits, construction permits and certificates or confirmation of completion and acceptance. Each approval is dependent on the satisfaction of certain conditions.

China Metro cannot assure that it will be able to fulfill the pre-conditions necessary to obtain required governmental approvals, or that it will be able to adapt to new laws, regulations or policies that may come into effect from time to time with respect to the real estate, agricultural or logistics industries in general or the particular processes with respect to the grant of approvals in China. There may also be delays on the part of relevant administrative bodies in reviewing China Metro’s applications and granting approvals. China Metro may also be subject to periodic delays in its trade center development projects due to building moratoria in the areas in which it operates or plans to operate. If China Metro is unable to obtain, or experiences material delays in obtaining, the requisite governmental approvals, or if a building moratorium is implemented at one or more of China Metro’s project sites, the development and sale of China Metro’s projects could be substantially disrupted, which would result in a material adverse effect on China Metro’s business, financial condition and results of operations. Further, China Metro cannot assure that the implementation of laws and regulations by relevant authorities, or the interpretation or enforcement of such laws and regulations, will not cause it to incur additional costs, which could have a material adverse effect on China Metro’s business, financial condition and results of operations.

China Metro is currently in the process of obtaining the construction work planning permits and work commencement permits for the plots of land with state-owned land-use rights certificates coded Tie Ling Xian Guo Yong (2008) No. 30, Tie Ling Xian Guo Yong (2008) No. 31 and Tie Ling Xian Guo Yong (2007) No. 105. Although China Metro anticipates obtaining the permits in June 2010, China Metro cannot assure that it will be able to obtain the permits. Failure to obtain the necessary permits may subject China Metro to various penalties, including fines of up to 10% of construction cost, and mandatory suspension or demolition of construction, each of which would have a material adverse effect on China Metro’s business, financial condition and results of operations.

China Metro faces competition from other agricultural exchanges and industrial materials trade centers.

China Metro’s China Northeast Logistics City faces competition from other agricultural and industrial materials trade centers in China, particularly in the Northeast area. The greatest concentration of industrial materials trade centers in China is in Pearl River Delta, Yangtze River Delta and the Manchuria area. The agricultural, industrial materials and finished goods featured at these competing trade centers include agricultural products, building materials, automobile and accessories and small appliances at China Northeast Logistics City. In addition, there may be an increase in supply of industrial materials trade centers in Guangdong and elsewhere in China, such as Shenzhen and Guangzhou, in the future.

The greatest concentration of agricultural trade centers in China is in Manchuria and Shanghai. The agricultural products for which these trade centers compete include raw materials, corns, wheat, fertilizers, seeds and pesticides, agricultural machinery and tools, which are concentrated in Manchuria area. Recently, the Shanghai Agriculture Equity Exchange (SAEE) was established on September 18, 2009 and the management anticipates that similar exchanges will be established in the future.

This competition may affect China Metro’s ability to attract and retain tenants and buyers and may reduce the rents or prices China Metro is able to charge. China Metro cannot assure that it will prevail in competing with other trade center operators. China Metro’s inability to compete effectively could adversely affect its business, financial condition and results of operations.

Demand for China Metro’s trade centers may be negatively affected by uncertainty regarding the recovery of the global economy, which may have a material adverse effect on China Metro’s business, results of operations and financial condition.

Uncertainty regarding the recovery of the global economy may diminish the demand from many parts of the world and increase volatility in credit and equity markets. If these conditions continue or worsen, regardless of any efforts by various governmental authorities to stimulate the economy, they may adversely affect the availability, terms and cost of borrowings in the future, including financings necessary to complete China Metro’s properties planned for future development, as well as the demand for China Metro’s trade center units. Because China Metro’s operations are capital intensive, and rely principally on cash flows from operations and bank borrowings, China Metro cannot assure that the global economic downturn will not have a material adverse effect on China Metro’s business, results of operations, financial condition and cash flow.

The timing and nature of any recovery in the global economy remain uncertain, and there can be no assurance that market conditions will improve in the near future or that China Metro’s results will not be adversely affected. Furthermore, if economic conditions become worse, the development of China Metro’s properties could be adversely affected and materially delayed.

China Metro may not be able to obtain qualification certificates, or extend or renew qualification certificates for real estate development, which could adversely affect China Metro’s business.

China Metro’s subsidiary, China Northeast, is required to hold a long-term qualification certificate, which is normally granted to real estate developers. Tieling Urban Construction Comprehensive Development Office has previously granted a short-term qualification certificate to China Northeast confirming that China Northeast is allowed to undertake the development of properties in the PRC. On August 6, 2009, China Northeast obtained an annual renewal of the short-term qualification certificate.

Although China Metro has successfully renewed this qualification certificate in the past, the final decision with respect to future applications is at the discretion of the local authority. As a result, China Metro cannot assure that China Northeast will be able to renew the qualification certificate in a timely manner, or at all. If China Northeast or other project companies for future China Metro projects are unable to obtain or renew qualification certificates, they may not be permitted by the PRC government to continue to engage in property development activities associated with the development of their integrated logistics trade center business, which would materially and adversely affect China Metro’s business, results of operations and financial condition.

China Metro may incur substantial additional indebtedness in the future.

As of December 31, 2009, China Metro’s debt-to-equity ratio (total liabilities/total equity) was approximately 398.2%, including the shareholders’ loan of approximately HK$38.5 million, which will be capitalized upon the completion of the Merger. The debt-to-equity ratio, excluding the shareholders; loan from debt and including it as part of equity, is approximately 131.9%. China Metro may incur additional indebtedness to complete additional projects and grow its supporting infrastructure, and the amount of such additional indebtedness may be substantial. China Metro will face more risks if it or its subsidiaries incurs additional debt. For example, the additional debt could:

•	limit China Metro’s ability to satisfy its obligations under its borrowings;

•	increase China Metro’s vulnerability to adverse general economic and industry conditions;

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require China Metro to dedicate a substantial portion of its cash flow from operations to servicing and repaying its indebtedness, thereby reducing the availability of China Metro’s cash flow to fund project developments, working capital, capital expenditures and other general corporate purposes;

•	limit China Metro’s flexibility in planning for or reacting to changes in its businesses and the industry in which it operates;

•	restrict China Metro from making strategic acquisitions or exploring business opportunities;

•	place China Metro at a competitive disadvantage compared to its competitors that have less debt;

•	limit, along with the restrictive covenants or China Metro’s indebtedness, among other things, its ability to borrow additional funds or make guarantees; and

•	increase the cost of additional financing.

China Metro’s ability to generate sufficient cash to satisfy its outstanding and future debt obligations will depend upon its future operating performance, which will be affected by then prevailing economic conditions and financial, business and other factors, many of which are beyond China Metro’s control. China Metro anticipates that its operating cash flow will be sufficient to meet its anticipated operating expenses and to service its debt obligations as they become due. However, China Metro may not be able to generate sufficient cash flow for these purposes. If China Metro is unable to service its total indebtedness, it will be forced to adopt an alternative strategy that may include actions such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing its indebtedness or seeking additional equity capital. These strategies may not be implemented on satisfactory terms, if at all.

If China Metro is unable to comply with the restrictions and covenants in its bank loan agreements, there could be a default under the terms of these agreements, which could cause repayment of its debt to be accelerated.

The bank loan agreements of China Metro’s PRC subsidiary, China Northeast contain a number of significant restrictive covenants. These covenants restrict, among other things, China Northeast’s ability and the ability of its subsidiaries to incur additional debt or make guarantees, incur liens, pay dividends or distributions on its or its subsidiaries’ capital stock, prepay certain indebtedness, sell or transfer property or assets, make investments and merge or consolidate with another company.

If China Northeast is unable to comply with the restrictions and covenants in its current or future loan and other agreements, there could be a default under the terms of these agreements. In the event of a default under these agreements, the holders of the debt could terminate their commitments to lend to China Northeast, accelerate the outstanding debt and/or terminate the agreements, as the case may be. If the underlying obligation relates to China Northeast’s secured borrowings, the lender can enforce the mortgages over the property securing the defaulted loan. If any of these events occur, China Northeast cannot assure that its assets and cash flow would be sufficient to repay all of its indebtedness, or that it would be able to obtain alternative financing on terms that are favorable or acceptable to China Northeast.

China Metro depends on its founding shareholders, two of whom are also its directors, and its business and growth prospects may be severely disrupted if China Metro loses the support and service of all or any one of them.

China Metro’s success and growth depends on the efforts of its founding shareholders, two of whom (Mr. Cheng Chung Hing, Ricky and Mr. Leung Moon Lam) are also its executive directors. China Metro’s founding shareholders are critical to its success because of their vision for China Metro and their industry knowledge and relationships. If China Metro were to lose their support, China Metro’s relationships with bankers, government officials, potential tenants and industry personnel could be adversely affected. China Metro may not be able to replace a founding shareholder easily or at all. As a result, the loss of any of China Metro’s founding shareholders, whether because any one or more of them become unwilling to continue in their present capacities with China Metro, develop disagreements between each other, leave to join a competitor or form a competing business, or other reasons, would severely disrupt China Metro’s business and growth prospects.

China Metro depends on its senior management and other important staff members, as well as on its ability to attract and retain qualified management personnel.

China Metro depends on the efforts and skill of its senior management and other important staff members. For a description of China Metro’s senior management and other important staff members, please see “China Metro Directors and Executive Officers.” As a result, China Metro’s future success depends to a significant extent on the continuing service and coordination of these individuals, who are not obligated to remain employed with China Metro.

China Metro’s success also depends on its ability to identify, hire, train and retain suitably skilled and qualified employees with the requisite industry expertise. The loss of any member of China Metro’s senior management team and its other employees could have a material adverse effect on China Metro’s business if it is unable to find suitable replacements in a timely manner. Competition for such personnel is intense, and any failure to recruit and retain the necessary personnel or the loss of a significant number of employees at any time could harm China Metro’s business and prospects.

The appraisal value of China Metro’s properties may materially differ from the value it could receive in an actual sales transaction.

Property valuations include a subjective determination of certain factors relating to the properties, such as their relative market position, their financial and competitive strengths, location and their physical condition. Further, the valuation of the properties is not an indication of, and does not guarantee, a sale price corresponding to such valuation, currently or in the future. Unforeseen changes in a particular integrated logistics and trade center development or in general or local economic conditions could affect the value of China Metro’s properties, and the resulting amounts China Metro obtains may be materially lower than the amount set forth in the valuations.

China Metro may suffer losses caused by natural disasters or accidents and these losses may not be covered by insurance.

China Metro’s business may be adversely affected due to the occurrence of typhoons, severe storms, floods, wildfires or other natural disasters, or accidents (including fire or explosion) or similar events in the areas where China Metro operates its trade centers. China Metro does not carry any property insurance. Should a loss occur, China Metro could lose all or a portion of the capital invested in a property, as well as the anticipated future revenues from the property. Nevertheless, China Metro would remain obligated for any bank borrowings or other financial obligations related to the property. It is also possible that if China Metro were to obtain insurance, third-party insurance carriers would not be able to maintain reinsurance sufficient to cover any losses that may be incurred. Any material uninsured loss could materially and adversely affect China Metro’s business, financial condition and results of operations.

Potential liability for environmental problems could result in substantial costs.

China Metro is subject to a variety of environmental laws and regulations during the construction of its development projects. The particular environmental laws and regulations which apply to any given project development site vary greatly according to the site’s location, the site’s environmental condition, the present and former uses of the site, as well as adjoining properties. Environmental laws and conditions may result in project delays, may cause China Metro to incur substantial compliance and other costs and can prohibit or severely restrict project development activity in environmentally sensitive regions or areas. In addition, China Metro cannot predict the impact that unforeseeable environmental contingencies or new or changed laws or regulations may have on it or its trade center projects.

As required by PRC law, independent environmental consultants have conducted environmental impact assessments at all of China Metro’s construction projects. Although the environmental investigations conducted to date have not revealed any environmental liability that would be expected to have a material adverse effect on China Metro’s business, financial condition or results of operations, it is possible that these investigations did not reveal all environmental liabilities or their extent, and there may be material environmental liabilities of which it is unaware. Upon completion of each project, the relevant environmental authorities will inspect the site to ensure compliance with all applicable environmental standards and prepare a report to confirm such compliance. China Metro cannot assure that such internal control procedures will be effective in preventing non-compliance. If any portion of the project is found to be non-compliant with relevant environmental standards or if China Metro is unable to obtain necessary licenses for releasing contaminants, it may be subject to suspension of a portion of China Metro’s operations as well as fines and penalties.

China Metro is a holding company and relies on dividends paid by its subsidiaries for its funding requirements.

As a holding company, China Metro depends upon the receipt of dividends from its subsidiaries to pay dividends to its shareholders and satisfy its obligations. The ability of China Metro’s direct and indirect subsidiaries to pay dividends to their shareholders (including China Metro) is subject to relevant shareholders’ agreements or constitutional documents and restrictions contained in the loan agreements of such subsidiaries or other instruments.

In addition, the ability of China Metro’s subsidiaries in the PRC to pay dividends to their shareholders is subject to the requirements of PRC law. PRC regulations permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Dividends may not be paid until cumulative prior years’ losses are made up. As a result, if China Metro’s subsidiaries in the PRC incur losses, such losses may impair their ability to pay dividends or other distributions to China Metro, which would restrict its ability to pay dividends and to service its indebtedness. China Metro’s PRC subsidiaries are required to make monthly contributions to the social security plan maintained for their employees, consisting of pension benefits, personal injury insurance and medical and unemployment benefits. In addition, each of China Metro’s PRC subsidiaries is also required to set aside at least 10% of its after-tax profits based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the cumulative amount of such reserves and fund reaches 50% of its registered capital. As of December 31, 2009, China Metro did not have any statutory reserves for China Northeast or any accumulated profits that were unrestricted and available for distribution.

Sales of China Metro’s properties are subject to land appreciation tax and income tax.

China Metro’s sales of trade center units are subject to land appreciation tax in the PRC. In addition, sales of residential properties in China Metro’s properties planned for future development may be subject to land appreciation tax. Land appreciation tax is payable on the gain, representing the balance of the proceeds received on such sale, after deducting various prescribed items, including sums paid for acquisition of land-use rights, the direct costs and expenses of the development of the land and construction of buildings and supplementary facilities or the appraised price of any previous buildings and structures existing on the land and taxes related to the assignment of the real property. Under applicable PRC laws and regulations, land appreciation tax is chargeable on the gain at progressive rates ranging from 30% to 60%. Property developers enjoy an additional deduction which is up to 20% of the sums paid for acquisition of land-use rights and the direct costs of land development and construction of new buildings and supplementary facilities.

On December 28, 2006, the State Administration of Taxation issued the Notice on Administration of the Settlement of Land Appreciation Tax of Property Development Enterprises, or the LAT Notice, which became effective on February 1, 2007. The LAT Notice provides that land appreciation tax should be settled in stages during a real estate development project and sets forth, among other things, methods of calculating land appreciation tax and a time frame for settlement of land appreciation tax. China Metro has accrued all land appreciation tax payable on its property sales and transfers in accordance with the progressive rates specified in relevant tax laws mentioned above. However, the relevant tax authorities have yet to commence the assessment of China Metro’s land appreciation taxes in order to collect the additional tax payments from it, and, therefore, China Metro has not made the additional payments of land appreciation tax during the fiscal years and the current period. China Metro has paid such land appreciation tax expenses based on the total sales amount of the contracts it entered into with purchasers of trade center units for each fiscal year at the rate of 2% set by the Tieling municipal tax authority. In fiscal years ended March 31, 2008 and 2009, and the nine month period ended December 31, 2009, China Metro paid land appreciation tax to the Tieling municipal tax authority in the amounts of HK$0, HK$0 and HK$4.8 million, respectively. In fiscal years ended March 31, 2008 and 2009 and the nine months ended December 31, 2008 and 2009, China Metro made provisions for land appreciation in the amounts of HK$0, HK$0.06 million, HK$0 and HK$11.2 million, respectively. China Metro’s cash flows and financial condition will be affected if the PRC tax authorities do proceed to collect the land appreciation tax for which China Metro has made provisions. In addition, provisioning for land appreciation tax requires China Metro’s management to use a significant amount of judgment with respect to the appreciation of land value and the allowability of deductible items for income tax purposes. If the land appreciation tax provisions China Metro has made are substantially lower than the actual land appreciation tax amounts assessed by the tax authorities, China Metro’s results of operations and cash flows will be materially and adversely affected.

Any occurrence of avian influenza, influenza A H1N1 or other widespread public health problems could adversely affect China Metro’s business, financial condition and results of operations.

There have been media reports regarding the spread of the H5N1 virus, or avian influenza, among birds and in particular poultry, as well as some isolated cases in countries outside Hong Kong and PRC of transmission of the virus to humans. Further, the World Health Organization in June 2009 raised its pandemic alert level to six, its highest level, in response to an outbreak of influenza A caused by the H1N1 virus that resulted in a number of confirmed cases worldwide. China Metro cannot assure that there will not be a serious outbreak of a contagious disease in the PRC in the future. A renewed outbreak of SARS, pandemic avian influenza, influenza A H1N1 or other widespread public health problems in the PRC could have a material adverse effect on the PRC economy and its property market generally, and on China Metro’s business, financial condition and results of operations.

China Metro may be required to forfeit land being developed if it does not comply with the terms of its land grant contract.

Under PRC law, if a developer fails to develop land according to the terms of its land grant contract (including those relating to payment of fees, land use or the time for commencement and completion of the development of the land), the relevant land administration authorities may issue a warning to or impose a penalty on the developer or require the developer to forfeit the land. China Metro has not received such a warning or been subject to such a penalty or threat of forfeiture in the past. However, China Metro cannot assure that circumstances leading to possible forfeiture of land or delays in the completion of an integrated logistics, agricultural and trade center development will not occur in the future.

In addition, although the local government is responsible in the master agreement for relocating existing residents on the land and associated relocation expenses, the local government may experience delays in its negotiation process with the original occupants of the land which may result in delays in the development of any future properties by China Metro. With respect to any future properties of China Metro, China Metro will be responsible for land payments only following the successful relocation of existing residents by and at the cost of the local government.

Restrictions on foreign currency exchange may limit China Metro’s ability to obtain and remit foreign currency or to utilize its revenues effectively.

China Metro currently receives substantially all of its revenues in Renminbi through its ownership and operation of China Northeast. However, certain of China Metro’s expenses, including labor costs for its employees in Hong Kong, rental expenses for its office space in Hong Kong and advertising expenses for advertising in Hong Kong and overseas media are denominated in foreign currencies, mostly Hong Kong dollars and U.S. dollars. As a result, any restriction on currency exchange may limit China Metro’s ability to use revenues generated in Renminbi to pay its foreign currency denominated expenses and service and repay its foreign currency denominated indebtedness. China Metro’s ability to satisfy its foreign currency denominated debt obligations depends upon the ability of its subsidiaries incorporated in the PRC to obtain and remit sufficient foreign currency. China Metro’s subsidiaries incorporated in the PRC must present certain documents to the designated foreign exchange bank before they can obtain and remit foreign currency out of the PRC (including, in the case of dividends, evidence that the relevant PRC taxes have been paid and, in the case of shareholder loans, evidence of the registration of the loan with the State Administration for Foreign Exchange). China Metro cannot assure that its subsidiaries incorporated in the PRC will not encounter difficulty in the future when undertaking these activities. If China Metro’s PRC subsidiaries are unable to remit dividends to it, China Metro would be unable to make payments of interest and/or principal on its foreign currency denominated indebtedness.

Risks Relating to MSBVI

Following the Merger, we will have greater exposure to general real estate investment risks.

Real estate investments, like many other types of long-term investments, have historically experienced significant fluctuations in value, and specific market conditions and cycles may result in occasional or permanent reductions in the value of our investments. Property cash flows and the marketability and value of real property will depend on many factors beyond our control, including, without limitation:

•	adverse changes in international, national, regional and local economic and market conditions;

•	changes in interest rates or financial markets;

•	fluctuating local real estate conditions and changes in local laws and regulations;

•	changes or promulgation and enforcement of governmental regulations relating to land use and zoning, environmental, occupational and safety matters;

•	changes in real estate tax rates and other operating expenses;

•	existence of uninsured or uninsurable risks; and

•	natural disasters, acts of war or terrorism.

We may not be able to complete China Pearls and Jewellery City or commence or complete our properties planned for future real estate projects on time or within budget.

Our real estate projects involve acquiring land-use rights for large plots of land, many of which have existing structures and residents, from municipal and provincial governments of the PRC. Other properties we may develop in the future may also involve similar circumstances. Acquiring these development rights, converting them into land-use rights and committing the financial and managerial resources to develop the land involve significant risks. Before a real estate development project generates any revenue, we must make a variety of material expenditures, including to acquire the development rights and to construct the required infrastructure. As of March 31, 2009, China Pearls and Jewellery City Holdings Limited, one of our subsidiaries, had incurred approximately HK$793 million in development costs, primarily for the construction of phase one of China Pearls and Jewellery City.

It generally takes several years for a planned real estate project to generate revenue, and we cannot assure you that our real estate projects will achieve positive cash flow. As a result, our current and future real estate development activities may be exposed to the following risks:

•	we may lease or sell developed properties at below expected rental rates or sales prices, and we may experience delays in the sale or leasing of developed properties;

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we may be unable to complete construction of our real estate projects on schedule, or on budget, due to a variety of factors including shortages of materials, equipment, technical skills and labor, adverse weather conditions, natural disasters, labor disputes, disputes with contractors and sub-contractors, accidents, changes in government priorities and policies, changes in market conditions, delays in the relocation process, delays in obtaining the requisite licenses, permits and approvals from the relevant authorities and other problems and circumstances, resulting in increased debt service expense and construction costs;

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occupancy rates, rents and sales prices at our real estate properties may fluctuate depending on a number of factors, including market and economic conditions, and may result in our investments being less profitable than we expected or not profitable at all;

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the services rendered by our contractors may not always meet our quality requirements, and negligence or poor work quality by any contractors may result in defects in our buildings or trade center units, which could in turn cause us to suffer financial losses, harm our reputation or expose us to third-party claims;

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since it normally takes several years for us to complete a real estate project, we expect that we will be affected by increases in the costs of construction materials and the costs of other goods and services, most significantly labor costs;

•	we may delay, or change the structure of, real estate projects and as a result we may lose deposits paid to participate in the land tender process or fail to recover expenses already incurred; and

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we may be unable to obtain, or face delays in obtaining, required zoning, land-use, building, occupancy, and other governmental permits, rights and authorizations, which could result in increased costs with respect to a project.

The occurrence of any of these circumstances, most of which are beyond our control, could delay the completion of our real estate projects, which could adversely affect our business, financial condition and results of operations, which in turn could cause the market value of our shares to decline.

We may not be able to generate sufficient cash flow or obtain financing to complete China Pearls and Jewellery City or implement our business strategies.

We intend to invest approximately HK$88.6 million and HK$28.5 million for capital expenditures in fiscal years 2010 and 2011, respectively, nearly all of which will be dedicated to the construction of the phase one pearl market center for China Pearls and Jewellery City. We intend to finance these capital expenditures with cash reserves, cash flows from operations, dividend payments from subsidiaries and, if required, borrowings. We may not generate sufficient cash flows from operations to fully fund our capital expenditures for China Pearls and Jewellery City or other projects we may undertake. We may need additional funding to implement our business strategy. If we are unable to generate enough cash to pay for these projects we may need to raise additional funds. We may not be able to raise any additional funds on commercially acceptable terms, if at all. If we cannot generate enough cash, or find alternative sources of funding to complete these projects, our business, cash flows, financial condition, results of operations and prospects could be materially and adversely affected.

If we fail to obtain the necessary land-use rights, we will not be able to continue the development of China Pearls and Jewellery City.

We entered into a master agreement with the Zhuji Shanxiahu People’s Government in January 2006 for the development of China Pearls and Jewellery City. Pursuant to this master agreement, the Zhuji Shanxiahu People’s Government has identified land which is suitable for the development of China Pearls and Jewellery City. However, the signing of the master agreement does not guarantee that we will obtain all of the land identified therein, which is transferred by public tender, auction or listing for sale. As of March 31, 2009, we had obtained the land-use rights for approximately 300,000 square meters of land for the development of China Pearls and Jewellery City, including substantially all of the land-use rights for our phase one pearl market center.

We cannot assure you that land administration authorities will grant us the remaining 900,000 square meters of land corresponding to the land identified in our master agreement for the development of the remaining phases of China Pearls and Jewellery City in a timely manner, or at all. Moreover, we cannot assure you that we will be able to obtain the land at our desired price. If we are not successful in obtaining the land-use rights for the development of the remaining phases of China Pearls and Jewellery City, we will not be able to develop China Pearls and Jewellery City as planned, which may result in a material adverse effect on our business, financial condition and results of operations.

The cyclical nature of the real estate industry could adversely affect our results of operations.

The results of our real estate operations are affected by the cyclical nature of the real estate industry in the PRC. Property values and rents are affected by, among other factors, supply and demand of comparable properties, interest rates, unemployment rates, inflation, the rate of economic growth, tax laws and political and economic developments in the PRC. We cannot assure you that property values and rents will not decline in the future. In addition, increased competition from other pearl processing and pearl market centers could adversely affect our rents and occupancy rates at Man Sang Industrial City and China Pearls and Jewellery City as well as sales prices for our units at China Pearls and Jewellery City. Furthermore, a significant downturn in demand for pearl and jewelry products could adversely affect demand for our units at Man Sang Industrial City and China Pearls and Jewellery City. A significant downturn in demand for our units would result in a material adverse effect on our business, financial condition and results of operations.

Our operations are subject to extensive governmental regulation, and we are susceptible to changes in policies related to the real estate market in the PRC.

In order to develop and operate China Pearls and Jewellery City, we must obtain various permits, licenses, certificates and other approvals from the relevant administrative authorities at various stages of development, including land-use rights documents, planning permits, construction permits, and certificates or confirmations of completion and acceptance. Each approval is dependent on the satisfaction of certain pre-conditions. We cannot assure you that we will be able to fulfill the pre-conditions necessary to obtain required governmental approvals, or that we will be able to adapt to new laws, regulations or policies that may come into effect from time to time with respect to the real estate market in general or the particular processes with respect to the grant of approvals in China. There may also be delays on the part of relevant administrative bodies in reviewing our applications and granting approvals. If we fail to obtain, or experience material delays in obtaining, the requisite governmental approvals, the development, sale and lease of China Pearls and Jewellery City pearl market center units could be substantially disrupted, which would result in a material adverse effect on our business, financial condition and results of operations.

Our principal shareholders have substantial control over us and can affect decisions made by our shareholders and, following the Merger, will continue to have substantial control over the combined company.

As of the close of business on the record date, our principal shareholders, Mr. Cheng Chung Hing, Ricky, our President, Chairman and Chief Executive Officer, and Mr. Cheng Tai Po, our Vice Chairman, together with their affiliates, beneficially owned 3,437,501 of our outstanding ordinary shares and 100,000 of our outstanding preferred shares, which together represented 6,628,726, or 69.2%, of our outstanding voting shares as of the close of business on the record date. In addition, as of the close of business on the record date, Mr. Cheng Chung Hing, Ricky controlled, indirectly through multiple entities, China Metro. He is also a Co-Founder and Director of China Metro.

Following the Merger, Mr. Cheng Chung Hing, Ricky, and Mr. Cheng Tai Po are expected to have the requisite voting power to exert substantial influence over actions which require shareholder approval and generally to direct our affairs, including decisions regarding the election of directors, mergers, consolidations and the sale of all or substantially all of our assets and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our combined company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our shares. These actions may be taken even if they are opposed by our other shareholders.

We have recently transitioned to financial reporting under International Financial Reporting Standards, or IFRS, which differs in certain significant respects from U.S. generally accepted accounting principles, or U.S. GAAP, under which we have historically reported, which may make it difficult to compare our results to prior periods and may strain our resources and increase our annual expenses.

Our financial statements have historically been reported under U.S. GAAP. Beginning with the financial statements included in this proxy statement, including our interim financial statements, we commenced financial reporting under IFRS. However, there are certain significant differences between U.S. GAAP and IFRS. As a result, our financial information and reported earnings for periods presented in the financial statements included in this proxy statement could be significantly different if they were prepared in accordance with U.S. GAAP. Consequently, you may not be able to meaningfully compare our financial statements under IFRS with our historical financial statements under U.S. GAAP.

This proxy statement does not contain a reconciliation of our historical financial information to U.S. GAAP and we cannot assure you that such a reconciliation would not reveal material differences. You should consult your own professional advisors for an understanding of the differences between IFRS and U.S. GAAP and how these differences might affect the financial information in this proxy statement and our future reports submitted to the SEC.

Because the adoption of IFRS is highly complex, it is expected to have a significant impact on our financial accounting and reporting systems, internal controls, taxes, borrowing covenants and cash management. We anticipate that a significant amount of time, internal and external resources and expenses, over a multi-year period will be required to complete our transition to IFRS. In addition, any change in the rules of IFRS as issued by the International Accounting Standards Board, or in the SEC’s acceptance of such rules, could have a significant effect on our reported financial results.

We cannot guarantee you that we will pay dividends.

Any declaration of dividends will be proposed by our directors and the amount of any dividends will depend on various factors, including, without limitation, market conditions, our strategic plans and prospects, our business opportunities, our financial condition and operating results, working capital requirements and anticipated cash needs, contractual restrictions and obligations, payments by subsidiaries of cash dividends to us and legal, tax and regulatory restrictions, and other factors that our directors deem significant from time to time.

It may be difficult to effect service of process upon us or our directors or to enforce any judgments obtained from non-PRC courts.

Our operations are conducted and substantially all of our assets are located within China. Our directors reside in Hong Kong and China, where substantially all of their assets are located. Investors may experience difficulties in effecting service of process upon us, our directors or our senior management in China and it may not be possible to effect such service of process outside China. In addition, our PRC legal counsel, Commerce & Finance Law Offices, has advised us that China does not have treaties with the United States and many other countries providing for reciprocal recognition and enforcement of court judgments. Therefore, recognition and enforcement in China of judgments of a court in the United States or certain other jurisdictions may be difficult or impossible.

Risks Relating to Doing Business in the PRC

Economic, political and social conditions, as well as government policies in China could have a material adverse effect on our business, results of operations and financial condition.

All of China Metro’s business is conducted in, and all of its revenues are derived from, China. The economy of China differs from the economies of most developed countries in many respects, including, but not limited to: structure; governmental involvement; level of development; growth rate of gross domestic product, or GDP; capital re-investment; allocation of resources; control of foreign currency; and rate of inflation. The economy of China has been transitioning from a planned economy to a market-oriented economy. Although in recent years the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, a substantial portion of productive assets in China is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industries by imposing industrial policies. It also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

Policies and other measures taken by the PRC government to regulate the economy could have a significant negative impact on economic conditions in China, with a resulting negative impact on our business. For example, our business, results of operations and financial condition may be materially and adversely affected by:

•	new laws and regulations and the interpretations of those laws and regulations;

•	the introduction of measures to control inflation or stimulate growth;

•	changes in the rate or method of taxation; or

•	the imposition of additional restrictions on currency conversions and remittances abroad.

Previous macroeconomic measures taken by the PRC government to manage economic growth could have adverse economic consequences, and recent fiscal stimulus measures may not be successful in offsetting a decline in the rate of economic growth in the PRC.

In previous years, the PRC government had periodically taken measures to slow economic growth to a more manageable level, in response to concerns about China’s historical high growth rate in industrial production, bank credit, fixed investment and money supply. These measures have included macroeconomic measures to control perceived overinvestment in the real property market. More recently, along with a decline in economic growth worldwide, the rate of growth of the PRC economy has slowed down. In 2008, China’s real GDP grew by a rate of an estimated 9.8% as compared to a rate of 11.9% in 2007. In response to the recent global economic downturn, and a resulting slowdown in the PRC economy, the PRC government has adopted increasingly flexible macroeconomic policies, including an announced fiscal stimulus package, aimed at offsetting the slowdown brought by the financial crisis. These policies include measures specifically designed to encourage development of the domestic property market, which represents a reversal on policies implemented since 2003 designed to tighten control on the real property market. However, we cannot assure you that the PRC government’s fiscal stimulus package will be successful in offsetting the slowdown resulting from the current economic downturn and deterioration in the global credit markets, or that restrictive measures already in place will not adversely affect our business.

The PRC legal system has inherent uncertainties that could negatively impact our business.

Our business is operated through, and our revenues are generated by, our operating subsidiaries in the PRC. Substantially all of our assets are located in the PRC. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, the PRC government has issued laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new, and because of the limited volume of published cases and their nonbinding nature, interpretation and enforcement of these laws and regulations involve uncertainties. In addition, as the legal system in China develops, changes in such laws and regulations, their interpretation or their enforcement may have a negative effect on our business, financial condition and results of operations.

We are subject to risks of fluctuations in the exchange rate between the Renminbi and foreign currencies.

From 1994 until recently, the conversion of Renminbi into U.S. dollars was based on rates set by the People’s Bank of China, which were set daily based on the previous day’s PRC interbank foreign exchange market rate and current exchange rates on the world financial markets. On July 21, 2005, the People’s Bank of China announced a reform of its exchange rate system and revalued the Renminbi to RMB8.11: US$1.00. Under the reform, the Renminbi would no longer be effectively linked to the United States dollar but instead would be allowed to fluctuate within a narrow and managed band against a basket of foreign currencies. We cannot assure you that such exchange rate will not fluctuate widely against the U.S. dollar, Hong Kong dollar or any other foreign currency in the future. The PRC government may adopt further reforms of its exchange rate system, including making the Renminbi freely convertible in the future. However, we cannot predict if or when these further reforms will occur. Although currently substantially all of our revenues, expenses and bank loans are denominated in Renminbi, we do have loans from our shareholders that are denominated in Hong Kong dollars, and notes that are denominated in U.S. dollars. Fluctuation of the value of Renminbi will affect the amount of our non-Renminbi debt service in Renminbi terms since we have to convert Renminbi into non-Renminbi currencies to service our foreign debt. Since our income and profits are denominated in Renminbi, any appreciation of Renminbi will also increase the value of, and any dividends payable on, our shares in foreign currency terms. Conversely, any depreciation of Renminbi will decrease the value of, and any dividends payable on, our shares in foreign currency terms.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in this proxy statement which are not historical facts may constitute “forward-looking statements” that involve risks and uncertainties. These forward-looking statements address, among other things, the anticipated effects of the Merger. Forward-looking statements are based on certain assumptions and expectations of future events that are subject to risks and uncertainties. Such statements are made in reliance upon the safe harbor provisions of Section 27A of the Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. Actual results and trends may differ materially from historical results or those projected in any such forward-looking statements depending on a variety of factors, including those described under “Risk Factors” beginning on page 14 of this proxy statement.

All forward-looking statements in this proxy statement are qualified in their entirety by this cautionary statement, and no person undertakes any obligation to update publicly any forward-looking statement for any reason, except as required by law, even as new information becomes available or other events occur in the future. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

THE SPECIAL MEETING

This proxy statement is being furnished in connection with the solicitation of proxies from the holders of MSBVI ordinary shares and preferred shares by the MSBVI board of directors relating to the Amendment, the Merger Agreement and the Merger, including the issuance of ordinary shares to China Metro’s shareholders, and any other matters to be voted upon at the Meeting. MSBVI mailed this proxy statement to shareholders beginning on or about March 2, 2010. You should read this proxy statement carefully before voting your shares.

Time, Place and Date

The Meeting will be held at 5:00 p.m., Hong Kong time, on March 19, 2010, at the offices of Man Sang International (B.V.I.) Limited, Suite 2208-14, 22/F., Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong.

Proposals

At the Meeting, you will be asked to consider and vote upon the following items:

1.     (i) The change of MSBVI’s name to “China Metro-Rural Holdings Limited,” subject to the permission of the Registrar of Corporate Affairs (British Virgin Islands); (ii) the amendment to MSBVI’s amended and restated memorandum of association to increase MSBVI’s authorized number of shares from 100,200,000 to 1,000,200,000 shares, comprised of 1,000,000,000 authorized ordinary shares and 200,000 authorized preferred shares; and (iii) the adoption of an amended and restated memorandum of association and articles of association which will reflect the new name and the increased authorized number of shares in clauses (i) and (ii) above.

2.     (i) The adoption of the Agreement and Plan of Merger, dated as of February 19, 2010, by and among MSBVI, China Metro, Creative Gains, and Mr. Sio Kam Seng, as the representative of the shareholders of China Metro, whereby Creative Gains would be merged with and into China Metro, the separate company existence of Creative Gains would cease and China Metro would become a wholly owned subsidiary of MSBVI, as may be amended; and (ii) the approval of the merger contemplated under the Merger Agreement, including the issuance of up to an aggregate of 57,443,238 ordinary shares of MSBVI to China Metro’s shareholders.

3.	Such other business as may properly come before the Meeting.

Recommendation of the Independent Members of the MSBVI Board of Directors

The independent members of the MSBVI board of directors, after careful consideration, have unanimously approved the Amendment, the Merger Agreement and the Merger, including the issuance of the ordinary shares to the shareholders of China Metro. Accordingly, the independent members of the MSBVI board of directors recommend that you vote “FOR” the Amendment, the Merger Agreement and the Merger.

Record Date and Shareholders Entitled to Vote

The board of directors of MSBVI, on behalf of MSBVI, is soliciting proxies from the holders of MSBVI’s outstanding ordinary and preferred shares. The MSBVI board of directors has fixed the close of business on February 19, 2010 as the record date for the Meeting. Only shareholders of record at the close of business on February 19, 2010 will be entitled to vote, or to grant proxies to vote, at the Meeting. At the close of business on the record date, there were (i) 6,382,582 MSBVI ordinary shares outstanding and entitled to vote at the Meeting, held by approximately 165 shareholders of record, and (ii) 100,000 MSBVI preferred shares outstanding and entitled to vote at the Meeting, held by one shareholder of record. Holders of MSBVI ordinary shares at the close of business on the record date are entitled to one vote per share. Holders of MSBVI preferred shares at the close of business on the record date are entitled to an aggregate of 3,191,225 votes at the Meeting. Together, the MSBVI ordinary shares and preferred shares outstanding represent 9,573,807 shares eligible to be voted at the Meeting.

Quorum

The presence at the Meeting, in person or by proxy, of at least two shareholders or, in the case of a shareholder not being a corporation, by the corporation’s duly authorized representative that collectively represents not less than 3,191,270 voting shares, which is one third of the shares entitled to vote at the Meeting, is required to constitute a quorum.

Vote Required

The proposal to approve the Amendment, the Merger Agreement and the Merger, including the issuance of our ordinary shares to China Metro’s shareholders, must be approved by the affirmative vote of a majority of our outstanding voting shares present in person and voting on the proposals or represented by proxy and voting on the proposals.

Voting by MSBVI Directors and Executive Officers

On the record date, the principal shareholders owned 3,437,501 outstanding MSBVI ordinary shares and 100,000 outstanding MSBVI preferred shares, which together represent the votes of 6,628,726 shares, or 69.2% of the total voting power of our ordinary shares and preferred shares combined as of the close of business on the record date. The principal shareholders are the only directors and executive officers that owned our ordinary shares or preferred shares as of the record date for the Meeting. As a result, as of the close of business on the record date for the Meeting, our directors, executive officers and their affiliates, as a group, beneficially owned and were entitled to vote 6,628,726 shares, including our outstanding preferred shares, or 69.2% of the total voting power of our ordinary and preferred shares.

In considering the recommendation of the independent members of our board of directors with respect to the Amendment, the Merger Agreement and the Merger, including the issuance of our ordinary shares as consideration to China Metro’s shareholders, you should be aware that certain members of our board of directors and certain of our executive officers have interests in the proposals. These interests may be different from, in conflict with, or in addition to, the interests of our shareholders generally. These interests include, among other things, the following:

•

Mr. Cheng Chung Hing, Ricky, who is a director, officer and a principal shareholder of ours, owns approximately 64% of an entity that holds approximately 72% of Kind United Holdings Ltd., which holds 65% of the outstanding shares of China Metro. As a result of these holdings, Kind United Holdings Ltd. is expected to receive approximately 37,338,104 of our ordinary shares in the Merger, which shares would represent approximately 58.5% of our ordinary shares outstanding as of immediately after the Merger. In addition, Mr. Cheng Chung Hing, Ricky, is a Co-Founder and Director of China Metro.

•	Mr. Cheng Tai Po, our director, Vice Chairman and a principal shareholder of ours, is the brother of Mr. Cheng Chung Hing, Ricky.

Appraisal and Dissenters’ Rights

Holders of our shares will not be entitled to appraisal or dissenters’ rights under BVI law or our Articles of Association in connection with the Merger.

Abstentions and Broker Non-Votes

Under BVI law, an abstaining vote and a broker “non-vote” are counted as present and, therefore, will be included for purposes of determining whether a quorum of shares is present at the Meeting. A broker “non-vote” occurs when a broker or other nominee holding shares for a beneficial owner signs and returns a proxy with respect to ordinary shares held in a fiduciary capacity (typically referred to as being held in “street name”) but does not vote on a particular matter because the nominee does not have the discretionary voting power with respect to that matter and has not received instructions from the beneficial owner. Under the rules that govern brokers who are voting with respect to shares held in street name, brokers have the discretion to vote such shares on routine matters but not on non-routine matters. The proposals that MSBVI’s shareholders are being asked to vote on at the Meeting are not considered routine matters and accordingly brokers or other nominees may not vote on these proposals without instructions. A broker non-vote will have the same effect as a vote “AGAINST” the proposals to approve the Amendment, the Merger Agreement and the Merger. An abstention also will have the same effect as a vote “AGAINST” the proposals to approve the Amendment, the Merger Agreement and the Merger.

Changing your Vote by Revoking your Proxy

If your shares are held directly in your name, you may revoke your proxy at any time before its exercise. Proxies may be revoked by:

•	sending a written notice of revocation, dated later than the proxy, to the Secretary of MSBVI at MSBVI’s principal executive office, before the Meeting;

•	duly executing a subsequent proxy relating to the same shares and delivering it to American Stock Transfer & Trust Company, MSBVI’s transfer agent and registrar, before the Meeting;

•	submitting another proxy through the internet or by telephone (your latest internet or telephone voting instructions will be followed); or

•	attending the Meeting and voting in person.

Attendance at the Meeting will not, by itself, constitute revocation of a proxy.

If you are a beneficial shareholder, you must contact your broker, bank or other nominee to change your vote or obtain a proxy to vote your shares if you wish to cast your vote in person at the Meeting.

Cost of Solicitation

We will bear all expenses in conjunction with the solicitation of the enclosed proxy, including the reasonable out-of-pocket expenses of brokerage firms and other custodians, nominees or fiduciaries who are record holders of our ordinary shares and preferred shares for forwarding proxy solicitation materials to beneficial owners.

The Altman Group has been retained to assist in the solicitation of proxies. The Altman Group will be paid a flat fee of US$5,000 by MSBVI and MSBVI will reimburse The Altman Group for its related expenses. In addition, MSBVI agreed to pay The Altman Group a success fee of US$10,000 in the event the holders of 51% or more of MSBVI’s ordinary shares that are held by MSBVI’s independent shareholders approve the Merger Agreement and the Merger. MSBVI’s independent shareholders do not include the principal shareholders. Total payments to The Altman Group are expected to be in the range of US$7,500 to US$17,500.

In addition, proxies may be solicited by mail, in person, by telephone, by internet or by facsimile by certain of our officers, directors and employees. These persons will receive no additional compensation for solicitation of proxies but may be reimbursed for reasonable out-of-pocket expenses.

*****

To assure that your ordinary shares and preferred shares are represented at the Meeting, please complete, date and sign the enclosed proxy and mail it promptly in the postage-prepaid envelope provided, whether or not you plan to attend the Meeting. Our shareholders may revoke their proxy at any time before it is voted at the Meeting.

PROPOSAL TO ACQUIRE CHINA METRO

General Description

On February 19, 2010, we, and our wholly owned subsidiary, Merger Sub, entered into the Merger Agreement pursuant to which we have agreed to acquire China Metro. The Merger Agreement provides for the issuance of up to an aggregate of 57,443,238 of our ordinary shares to China Metro’s shareholders as consideration in exchange for their China Metro shares. Each outstanding ordinary share of China Metro will be converted into the right to receive the number of MSBVI ordinary shares equal to 57,443,238 divided by the total number of ordinary shares of China Metro outstanding as of immediately prior to the Merger, rounded down to the nearest whole share after combining any fractional interests of such holder into as many whole shares as is possible. Cash will be paid for fractional shares. The merger consideration will be issued at the closing of the Merger. At the effective time of the Merger, Merger Sub will merge with and into China Metro, the separate company existence of Merger Sub will cease and China Metro will be the surviving corporation and become our wholly owned subsidiary. The closing of the Merger is currently anticipated to occur on or before March 31, 2010.

Background of the Merger

In September 2009, our board of directors determined that in light of competitive pressures in the markets addressed by MSBVI and in connection with its consideration of various strategic alternatives, MSBVI should also consider the possibility of a strategic transaction, including a merger. Over the course of the subsequent two months, our representatives communicated, at various level of intensity, with a number of potential collaborators. A number of these potential collaborators contacted MSBVI at their own initiative, whereas, in addition, MSBVI initiated discussions with a number of other potential collaborators that MSBVI believed may have an interest in a strategic transaction with MSBVI. During that period of time, a number of potential collaborators indicated that they would not make a proposal for various reasons, whereas others conducted due diligence, at various levels, and on that basis decided either not to submit a proposal or submitted a proposal which MSBVI decided not to pursue.

Initial conversations between MSBVI and China Metro took place in early November 2009, during which time China Metro indicated that it may be interested in merging with MSBVI. In November 2009, an initial high-level due diligence meeting took place. Subsequently, a confidentiality agreement was entered into between MSBVI and China Metro. At that time, because (i) Mr. Cheng Chung Hing, Ricky, our President, Chairman of the Board of Directors and Chief Executive Officer, and a principal shareholder of ours, is a co-founder and director of China Metro and controls, indirectly through multiple entities, China Metro, and (ii) Mr. Cheng Tai Po, our director, Vice Chairman and a principal shareholder of ours, is the brother of Mr. Cheng Chung Hing, Ricky, the independent members of our board of directors held meetings, in lieu of the full board of directors, in which a potential transaction with China Metro was presented and discussed.

On November 13, 2009, MSBVI had discussions with China Metro regarding a proposal whereby the parties would merge. However, no agreement was reached with respect to the proposed price, structure or certain material terms of the proposed transaction. From November 2009 to December 2009, conversations took place between the parties with respect to the potential transaction and in January 2010 an understanding between the parties was reached for a transaction structured as a merger between MSBVI and China Metro whereby MSBVI would acquire China Metro and, in consideration therefor, issue China Metro’s shareholders ordinary shares of MSBVI. From November 27, 2009 to January 18, 2010, the parties negotiated the number of shares to be issued to China Metro’s shareholders and other terms of the proposed transaction. In connection with that process, the independent members of MSBVI’s board of directors discussed internally the valuation of China Metro. The independent members of the board received input from a number of sources, including a third party property valuer.

Thereafter, the legal advisors of the parties continued negotiations to complete the definitive transaction agreements.

On February 19, 2010, the independent members of our board of directors held a meeting in order to consider and approve the final transaction agreements and the proposed Merger. In the meeting, the independent directors reviewed various reports and letters and received a presentation from certain members of MSBVI’s management and outside advisors. At this meeting, the independent members of our board of directors unanimously determined that the Amendment, the Merger Agreement and the Merger are in the best interests of MSBVI and its shareholders and, in connection with this determination:

•	approved the Amendment, the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement;

•

directed management to call a meeting of MSBVI’s shareholders to seek to obtain the requisite approvals of the Amendment, the Merger Agreement, the Merger and the other transactions contemplated thereby; and

•	recommended that the shareholders of MSBVI approve the Amendment, the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

On February 19, 2010, the members of China Metro’s board of directors took action by written consent in lieu of a meeting in order to consider and approve the final transaction agreements and the proposed Merger. Prior to and in connection with the execution of the action by written consent, the directors reviewed various reports and letters and received a presentation from the management of China Metro. Pursuant to the action by written consent, the members of China Metro’s board of directors unanimously determined that the Merger Agreement and the Merger are in the best interests of China Metro and its shareholders and, in connection with this determination:

•	approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement;

•	directed management to seek to obtain the requisite approvals of the Merger Agreement, the Merger and the other transactions contemplated thereby; and

•	recommended that the shareholders of China Metro approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

On February 19, 2010, we issued a press release announcing the execution of the Merger Agreement.

MSBVI’s Reasons for the Amendment and the Merger

We believe that the Merger will allow us to realize a variety of potential business, financial and strategic benefits. In particular, the independent members of the board of directors of MSBVI are recommending the Merger based on the following:

•

MSBVI’s familiarity with the business, financial condition, results of operations, current business strategy and future prospects of China Metro, as well as the risks involved in achieving those prospects and objectives under current industry and market conditions, the nature of the markets in which China Metro operates and China Metro’s position in such markets;

•

China Metro’s current and planned integrated agricultural logistics and trade centers are strategically located in fast growing agricultural and economic centers near well-developed transportation networks;

•	China Metro enjoys strong municipal and regional government support in the locations in which it currently operates and plans to operate;

•	China Metro’s development and operational abilities have helped China Metro achieve brand name recognition;

•	Mr. Cheng Chung Hing, Ricky, one of our founders and a principal shareholder of ours, and our Chairman and Chief Executive Officer, is also one of the founders and directors of China Metro;

•	China Metro has a strong, experienced management team with a demonstrated record of success;

•	Our belief that the Merger will:

–	provide an opportunity to create a high integrity integrated commodity exchange, facilitating competitive and efficient trade in agricultural commodities in Liaoning Province, PRC.

–	provide MSBVI with the opportunity to diversify its revenue sources, which will include pearl, jewelry, agricultural, logistics and trade centers businesses;

–	provide MSBVI greater opportunity to grow its current businesses, including its pearl and jewelry business;

–	better position MSBVI for strategic opportunities and provide greater access to financing sources;

–	capitalize on the stated goals of the PRC Government to foster and support industries in Northeast China, as well as agricultural industries; and

–	provide a greater opportunity to increase shareholder value;

•

The possible alternatives to the Merger, including the prospects of continuing to operate MSBVI as an independent public entity, and the risks and uncertainties associated with such alternatives, including the risks associated with MSBVI’s ability to meet its projections for future results of operations; and

•	The merger consideration is paid in shares (other than cash for fractional shares), allowing MSBVI to retain its cash-on-hand.

These perceived benefits were weighed against the risks presented by the Merger, including those set forth under “Risk Factors” beginning on page 14 of this proxy statement. After considering these factors, the independent members of the MSBVI board of directors concluded that the potential positive factors relating to the Amendment, the Merger Agreement and the Merger outweighed the potential negative factors.

Interests of MSBVI’s Insiders in the Merger

In considering the recommendation of the independent members of our board of directors with respect to the Amendment, the Merger Agreement and the Merger, including the issuance of our ordinary shares as consideration to China Metro’s shareholders, you should be aware that certain members of our board of directors and certain of our executive officers have interests in the proposals. These interests may be different from, in conflict with, or in addition to, the interests of our shareholders generally. These interests include the following:

•

Mr. Cheng Chung Hing, Ricky, who is a director, officer and a principal shareholder of ours, owns approximately 64% of an entity that holds approximately 72% of Kind United Holdings Ltd., which holds 65% of the outstanding shares of China Metro. As a result of these holdings, Kind United Holdings Ltd. is expected to receive approximately 37,338,104 of our ordinary shares in the Merger, which shares would represent approximately 58.5% of our voting shares outstanding as of immediately after the Merger. In addition, Mr. Cheng Chung Hing, Ricky, is a Co-Founder and Director of China Metro.

•	Mr. Cheng Tai Po, our director, Vice Chairman, and one of our principal shareholders is the brother of Mr. Cheng Chung Hing, Ricky.

•	Our directors and executive officers are expected to continue as directors and executive officers, respectively, of the combined company.

Interests of China Metro’s Insiders in the Merger

Mr. Sio Kam Seng, China Metro’s Chairman of the board of directors, is expected to become a Director, Vice Chairman and Chief Executive Officer of the combined company. Mr. Lung Hei Man, Alex, China Metro’s financial controller, is expected to become the Deputy Chief Financial Officer of the combined company.

Board Consideration and Approval; Recommendation of the Independent Members of MSBVI’s Board of Directors

After careful consideration, the independent members of our board of directors unanimously determined that the Amendment, the Merger Agreement and the Merger, including the issuance of our ordinary shares in the Merger under the terms of the Merger Agreement, are in the best interests of us and our shareholders. As a result, the independent members of our board of directors unanimously recommend that you vote “FOR” each proposal.

Anticipated Accounting Treatment of Merger

The acquisition of the equity interest of China Metro controlled by Mr. Cheng Chung Hing, Ricky, in the Merger, as of immediately prior to and as of immediately after the Merger, will, since both MSBVI and China Metro are under common control of Mr. Cheng Chung Hing, Ricky, be accounted for as a combination of entities under common control in a manner similar to pooling of interests. On this basis, the consolidated financial statements of MSBVI for periods prior to the Merger will be restated to include, to the extent of the equity interest of China Metro held by Mr. Cheng Chung Hing, Ricky, the assets and liabilities and results of operations of China Metro for those periods as if MSBVI had been the holding company of China Metro at the beginning of the financial period reported in the consolidated financial statements or when MSBVI and China Metro came under common control by Mr. Cheng Chung Hing, Ricky, whichever is later, and all assets and liabilities of China Metro will be stated at historical carrying amounts. The consideration for the acquisition will be treated as an equity transaction at the completion date of the Merger.

The acquisition of the non-controlling interests of China Metro by MSBVI in the Merger will be accounted for as an acquisition of minority interests using the entity concept method whereby the difference between the consideration and the book value of the share of the net assets of China Metro acquired is recognized as an equity transaction.

Federal Securities Law Consequences; Resale Restrictions

Our ordinary shares to be issued in the Merger to the shareholders of China Metro will be issued in a transaction exempt from the registration requirements under Section 5 of the Securities Act, pursuant to Section 4(2), Rule 506 under Regulation D promulgated under the Securities Act, or otherwise issued under the safe harbor provided by Regulation S promulgated under the Securities Act. Therefore, the ordinary shares we issue in the Merger will be “restricted securities” from a U.S. securities law perspective, will not be registered under the Securities Act upon issuance and will not be freely transferable under U.S. securities laws. Under U.S. securities laws, China Metro shareholders may not sell our ordinary shares received in the Merger except pursuant to:

•	an effective registration statement under the Securities Act covering the resale of those shares; or

•	an exemption under the Securities Act.

Under Rule 144 of the Securities Act, China Metro shareholders who are not affiliates of ours at the time of a proposed sale of our ordinary shares (and have not been affiliates for the prior 90 days) will be permitted to sell their shares without registration if they sell the shares for their own account after holding them for at least six months, provided that we have made available adequate current public information concerning the combined company. If they have held their ordinary shares received in the Merger for a full year, they will be permitted to sell their shares for their own account without restrictions under the Securities Act. China Metro shareholders who are affiliates of ours (or who have been affiliates within 90 days prior to a proposed resale of their shares) will be permitted to sell their shares received in the Merger under Rule 144 if they satisfy certain requirements, including with respect to volume limitations, manner of sale and the filing of a Form 144 with the SEC, and further provided that we have made available adequate current public information concerning the combined company.

Regulation S promulgated under the Securities Act also provides a safe harbor for the resale of certain restricted securities. The resale safe harbor requires that the offer and sale be made in an offshore (non-U.S.) transaction and prohibits any directed selling efforts in the U.S.

Appraisal/Dissenter’s Rights

China Metro Shareholders

The BVI Companies Act provides each record holder of China Metro’s ordinary shares that (i) does not vote in favor of the adoption of the Merger Agreement, and (ii) properly demands appraisal rights in compliance with Section 179 of the BVI Companies Act with the right to seek appraisal for, and obtain, from the surviving company, payment in cash for the determined fair value of their ordinary shares of China Metro if the Merger is completed, in lieu of receiving the merger consideration. This value could be more than, the same as, or less than the value of the merger consideration. If a holder of ordinary shares of China Metro does not vote in favor of the adoption of the Merger Agreement and properly demands appraisal rights with respect to such shares, such ordinary shares of China Metro will not be converted into the right to receive the merger consideration at the effective time of the Merger. However, if such shareholder fails to perfect or otherwise effectively waives or loses the right to appraisal under Section 179 of the BVI Companies Act whether before or after the effective time of the Merger, then that China Metro shareholder will not be paid the determined fair value of their ordinary shares of China Metro in accordance with Section 179 of the BVI Companies Act, and the ordinary shares of China Metro held by such China Metro shareholder will be exchangeable solely for the merger consideration.

Each record holder of China Metro’s ordinary shares voted in favor of the adoption of the Merger Agreement on February 19, 2010, thereby irrevocably waiving the respective appraisal rights afforded to that shareholder under Section 179 of the BVI Companies Act.

MSBVI Shareholders

Holders of MSBVI ordinary shares and preferred shares will not be entitled to dissenters’ or appraisal rights under BVI law, the Articles of Association or otherwise in connection with the Merger.

THE MERGER AGREEMENT

This section of this proxy statement describes the material provisions of the Merger Agreement but does not purport to describe all of the terms of the Merger Agreement. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, which is attached as Annex B to this proxy statement and incorporated into this proxy statement by reference. We urge you to read the full text of the Merger Agreement because it is the legal document that governs the Merger. It is not intended to provide you with any other factual information about us or China Metro. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement (and summarized below) were made by and to the parties thereto as of specific dates and are qualified by information in disclosure schedules provided by China Metro to us, on the one hand, and by us and Merger Sub to China Metro, on the other hand, in connection with the signing of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between us and China Metro rather than establishing matters as facts and may be subject to a contractual standard of materiality or material adverse effect different from that generally applicable to public disclosures to shareholders. Information concerning the subject matter of these representation or warranties may have changed since the date of the Merger Agreement. We will provide additional disclosure in our public reports to the extent that we are aware of the existence of any material facts that are required to be disclosed under federal securities laws and that might otherwise contradict the terms and information contained in the Merger Agreement and will update such disclosure as required by federal securities laws. Other than as disclosed in this proxy statement and the documents incorporated herein by reference, as of the date of this proxy statement, we are not aware of any material facts that are required to be disclosed under the federal securities laws that would contradict the representations and warranties in the Merger Agreement. The representations and warranties in the Merger Agreement and the description of them in this document should not be read alone but instead should be read in conjunction with the other information contained in the reports, statements and filings we publicly file with the SEC. Such information can be found elsewhere in this proxy statement and in the public filings we make with the SEC, as described in the section titled “Where You Can Find More Information” beginning on page 184 of this proxy statement.

The Merger

The Merger Agreement provides that Merger Sub will merge with and into China Metro. Following the Merger, the separate company existence of Merger Sub will cease and China Metro will continue as the surviving company and our wholly owned subsidiary.

Completion and Effectiveness of the Merger

We and China Metro will complete the Merger when all of the conditions to completion of the Merger contained in the Merger Agreement, which are described in the section titled “—Conditions to the Merger” beginning on page 52 of this proxy statement, are satisfied or waived, including the adoption of the Merger Agreement and approval of the Merger by our shareholders. The Merger will become effective upon the date of the registration of the articles of merger with the Registrar of Corporate Affairs of the British Virgin Islands, or such later date as Merger Sub and China Metro may mutually agree upon and include in the articles of merger.

We and China Metro are working to complete the Merger as quickly as possible. Because completion of the Merger is subject to certain conditions that are beyond our or China Metro’s control, we cannot predict the exact timing, although absent any unanticipated delay, we expect to close the Merger on or before March 31, 2010.

Effects of the Merger; Merger Consideration

Ordinary Shares of China Metro

Except as described above, at the effective time of the Merger, by virtue of the Merger and without any action on the part of the holders of any ordinary shares of China Metro, each ordinary share of China Metro issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive a multiple of our ordinary shares based on a formula as provided in the Merger Agreement and further described below. In addition, at the effective time of the Merger, each ordinary share of Merger Sub outstanding immediately prior to the effective time of the Merger will be converted into one ordinary share of China Metro, as the surviving company in the Merger, which will be held by MSBVI.

The Merger Agreement specifies a calculation for determining the multiple of our ordinary shares that we will issue as merger consideration for each ordinary share of China Metro. The multiple of our ordinary shares into which each ordinary share of China Metro is convertible is equal to a number referred to in this proxy statement as the “Applicable Multiple.” The Applicable Multiple is a number having a numerator equal to 57,443,238, the maximum number of shares we will issue to China Metro’s shareholders in the Merger, and a denominator equal to the total number of fully diluted ordinary shares of China Metro (which includes all ordinary shares issuable pursuant to options and warrants to purchase ordinary shares of China Metro, as well as convertible securities and all other rights to acquire ordinary shares of China Metro, if any) outstanding as of the effective time of the Merger, which is expected to be 100 shares.

In addition, the Applicable Multiple will be correspondingly adjusted to reflect the effect of any reclassification, share split, reverse share split, share dividend, recapitalization or other similar transaction with respect to our ordinary shares or any share dividend with respect to our ordinary shares that occurs between the date of the Merger Agreement and the effective time of the Merger.

After the Merger, our shareholders will continue to own their existing ordinary and preferred shares of MSBVI. Accordingly, our shareholders will hold the same number of our ordinary and preferred shares that they held immediately prior to the Merger. However, because we will be issuing new ordinary shares to the China Metro shareholders in the Merger, each of our outstanding ordinary shares immediately prior to the Merger will represent a smaller percentage of the total number of our ordinary shares outstanding immediately after the Merger. It is expected that holders of our ordinary shares as of immediately before the Merger will hold in record approximately 10% of the total of our ordinary shares outstanding upon completion of the Merger.

Fractional Shares

We will not issue any fractional ordinary shares in connection with the Merger. Instead, each holder of China Metro ordinary shares who would otherwise be entitled to receive a fraction of our ordinary shares (after taking into account all ordinary shares of China Metro owned by such holder at the effective time of the Merger) will receive cash, without interest, in an amount equal to the fractional share to which such holder would otherwise be entitled, multiplied by the average closing sales price of our ordinary shares, as reported by the NYSE Amex Equities stock exchange, for the 15 trading-day period ending on the third business day immediately preceding the closing date of the Merger.

Exchange Procedures

As soon as practicable after the effective time of the Merger, we will mail to each record holder of China Metro ordinary shares a letter of transmittal and instructions for surrendering such record holder’s original share certificates in exchange for the number of our ordinary shares issuable to each such holder. Upon proper surrender of a China Metro share certificate, together with a letter of transmittal properly completed in accordance with our instructions, the holder of such China Metro share certificate will be entitled to receive (i) the number of our ordinary shares issuable to such holder pursuant to the Merger, and (ii) cash payable in lieu of fractional shares to which such holder is entitled under the terms of the Merger Agreement. The surrendered certificates representing China Metro ordinary shares will be canceled. After the effective time of the Merger, each certificate representing ordinary shares of China Metro that has not been surrendered will represent only the right to receive that number of our ordinary shares issuable to such holder pursuant to the Merger and cash in lieu of any fractional number of our ordinary shares to which the holder of any such certificate is entitled. Holders of China Metro ordinary shares are entitled to receive dividends or other distributions on our ordinary shares with a record date after the effective time of the Merger, but only after such holder has surrendered his, her or its China Metro share certificates to us.

After the effective time of the Merger, China Metro will not register any transfers of China Metro ordinary shares.

Lost, Stolen and Destroyed Share Certificates

If a China Metro share certificate is lost, stolen or destroyed, we may require the holder of such certificate to provide an affidavit of that fact prior to receiving any merger consideration and we may also require such holder to provide a bond (in such amount as we may reasonably direct) prior to receiving any merger consideration (including cash in lieu of fractional shares and any dividends or distributions to which such holder is entitled).

Dissenting Shares

The BVI Companies Act provides each record holder of China Metro’s ordinary shares that (i) does not vote in favor of the adoption of the Merger Agreement, and (ii) properly demands appraisal rights in compliance with Section 179 of the BVI Companies Act with the right to seek appraisal for, and obtain, from the surviving company, payment in cash for the determined fair value of their ordinary shares of China Metro if the Merger is completed, in lieu of receiving the merger consideration. This value could be more than, the same as, or less than the value of the merger consideration. If a holder of ordinary shares of China Metro does not vote in favor of the adoption of the Merger Agreement and properly demands appraisal rights with respect to such shares, such ordinary shares of China Metro will not be converted into the right to receive the merger consideration at the effective time of the Merger. However, if such shareholder fails to perfect or otherwise effectively waives or loses the right to appraisal under Section 179 of the BVI Companies Act whether before or after the effective time of the Merger, then that China Metro shareholder will not be paid the determined fair value of their ordinary shares of China Metro in accordance with Section 179 of the BVI Companies Act, and the ordinary shares of China Metro held by such China Metro shareholder will be exchangeable solely for the merger consideration.

Each record holder of China Metro’s ordinary shares voted in favor of the adoption of the Merger Agreement on February 19, 2010, thereby irrevocably waiving the respective appraisal rights afforded to that shareholder under Section 179 of the BVI Companies Act.

Representations and Warranties

The Merger Agreement contains general representations and warranties made by China Metro, on the one hand, and us and Merger Sub, on the other, regarding aspects of our respective businesses, financial condition and structure, as well as other facts pertinent to the Merger. These representations and warranties are subject to materiality, knowledge and other similar qualifications in many respects. The representations and warranties of China Metro, on the one hand, and our company and Merger Sub, on the other hand, have been made solely for the benefit of the other party. In addition, those representations and warranties may be intended not as statements of actual fact, but rather as a way of allocating risk between the parties, may have been modified by the disclosure schedules attached to the Merger Agreement, are subject to the materiality standard described in the Merger Agreement, which may differ from what may be viewed as material by you, and were made only as of the date of the Merger Agreement and the closing date of the Merger or another date as is specified in the Merger Agreement. Information concerning the subject matter of these representations or warranties may have changed since the date of the Merger Agreement. We will provide additional disclosure in our public reports to the extent that we are aware of the existence of any material facts that are required to be disclosed under federal securities laws and that might otherwise contradict the terms and information contained in the Merger Agreement and will update such disclosure as required by federal securities laws.

China Metro made a number of representations and warranties to us in the Merger Agreement, including representations and warranties relating to the following matters:

•	the organization, good standing, foreign qualifications, officers and directors of China Metro and its subsidiaries and the capitalization and officers and directors of China Metro’s subsidiaries;

•	the organizational documents and records of China Metro and its subsidiaries;

•	the right, power and authority of China Metro to enter into and perform its obligations under the Merger Agreement and the enforceability of the Merger Agreement;

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the absence of restrictions and conflicts with or defaults under organizational documents, governmental authorizations, other contracts and applicable laws with respect to China Metro and its subsidiaries;

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the requirement to make any filings with, provide notice to or obtain consent from any person in connection with the execution, delivery or performance of the Merger Agreement or the transactions or related documents contemplated thereby;

•	the capitalization of China Metro and its subsidiaries;

•	China Metro’s financial statements;

•	the absence of certain changes since December 31, 2009, the last date of China Metro’s financial statements;

•	title to and sufficiency of assets of China Metro and its subsidiaries;

•	bank accounts and receivables of China Metro and its subsidiaries;

•	real property, land use rights, personal property and intellectual property owned, leased and licensed by China Metro and its subsidiaries;

•	material contracts and the absence of breaches under material contracts of China Metro and its subsidiaries;

•	compliance with laws and governmental authorizations required by China Metro and its subsidiaries;

•	tax matters related to China Metro and its subsidiaries;

•	benefit plans of China Metro and its subsidiaries;

•	employment and labor matters related to China Metro and its subsidiaries;

•	environmental matters related to China Metro and its subsidiaries;

•	insurance policies of China Metro and its subsidiaries;

•	related party transactions of China Metro and its subsidiaries;

•	legal proceedings and orders related to China Metro and its subsidiaries;

•	product and service warranties of China Metro and its subsidiaries;

•	broker’s, finder’s and investment banker’s fees or commissions related to the transactions contemplated under the Merger Agreement;

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whether managers, officers, employees or agents of China Metro and its subsidiaries have used company funds to make certain payments to certain third parties or agreed, committed, offered or attempted to make any such payments;

•	the adoption of the Merger Agreement and the approval of the Merger and the transactions contemplated thereby by China Metro’s board of directors and the required shareholder vote; and

•	the accuracy and completeness of China Metro’s and its subsidiaries’ disclosure.

We and Merger Sub each made a number of representations and warranties to China Metro in the Merger Agreement, including representations and warranties relating to the following subject matters:

•	the organization, good standing and foreign qualifications of MSBVI and Merger Sub;

•	the right, power and authority of each of us and Merger Sub to enter into and perform our respective obligations under the Merger Agreement and the enforceability of the Merger Agreement;

•	the absence of restrictions and conflicts with or defaults under organizational documents, governmental authorizations, other contracts and applicable laws with respect to each of us and Merger Sub;

•	our SEC filings and financial statements;

•	the valid issuance of the ordinary shares that we will issue in the Merger; and

•	the accuracy and completeness of each of our and Merger Sub’s disclosure.

Survival of Representations and Warranties

The representations and warranties of China Metro contained in the Merger Agreement will survive for a period of one year following the closing date of the Merger, other than representations and warranties relating to: (i) organization, standing and power, subsidiaries, authority, the binding nature of the Merger Agreement, capitalization, title to and sufficiency of assets, related party transactions, finder’s fees and company action, which will survive indefinitely; and (ii) tax matters, benefit plans, employment and labor matters and environmental matters, which will survive for sixty days following the expiration of any statute of limitations applicable to the rights of any person to bring any claim with respect to such matters. The representations and warranties described in this paragraph are referred to in this proxy statement as the “Core Representations and Warranties.”

Indemnification by China Metro

Pursuant to the Merger Agreement, the shareholders of China Metro have agreed to hold harmless and indemnify us, our current and future affiliates (including the surviving company), our representatives, the representatives of our current and future affiliates, our successors and assigns, the successors and assigns of our affiliates, the successors and assigns of our representatives and the successors and assigns of the representatives of our current and future affiliates (all of the foregoing parties being referred to in this proxy statement as the “MSBVI Indemnified Parties”) against any and all Losses (as defined below) arising out of or relating to:

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any inaccuracy in or breach of any representation or warranty of China Metro set forth in the Merger Agreement or any other document delivered by China Metro in connection with the Merger Agreement (without giving effect to any materiality qualification contained in such representation or warranty);

•	any breach of any covenant, agreement or undertaking made by China Metro in the Merger Agreement or in any other document delivered by China Metro in connection with the Merger Agreement;

•	any of China Metro’s benefit plans;

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any provision of any environmental law and arising out of, or relating to, (i) any act or omission of China Metro or any of its subsidiaries or any of or their employees, agents or representatives on or prior to the closing date of the Merger, or (ii) the ownership, use, control or operation on or prior to the closing date of the Merger of any real property, plant, facility, site, area or property used in the business of China Metro or any of its subsidiaries (whether currently or previously owned or leased by China Metro or any of its subsidiaries), including arising from any release of any materials of environmental concern (as defined in the Merger Agreement) or off-site shipment of any materials of environmental concern at or from such real property, plant, facility, site, area or property;

•	any mold or any other environmental matter or condition arising on or prior to the closing date of the Merger;

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pending suits, actions, investigations or other legal, governmental or administrative proceedings set forth on, or required to be set forth on, the disclosure schedule delivered by China Metro to us in connection with the Merger Agreement; and

•	if applicable, any demands by holders of ordinary shares of China Metro under Section 179 of the BVI Companies Act.

“Losses” are defined in the Merger Agreement as any and all claims, liabilities, obligations, damages, losses, penalties, fines, judgments, costs and expenses (including amounts paid in settlement, costs of investigation and reasonable attorney’s fees and expenses), whenever arising or incurred, and whether arising out of a third party claim.

Other Limitations

Under the Merger Agreement, the MSBVI Indemnified Parties may not make a claim for Losses arising out of any inaccuracy in or breach of any representation or warranty of China Metro until the aggregate amount of such Losses exceeds US$200,000, in which case the MSBVI Indemnified Parties may claim indemnification for all Losses, including the initial US$200,000; provided, however, that this limitation does not apply to any Losses arising out of or related to fraud or willful misconduct or a breach of any of the Core Representations and Warranties or the representations and warranties related to the intellectual property of China Metro.

China Metro’s Conduct of Business Before Completion of the Merger

Under the Merger Agreement, China Metro has agreed, until the effective time of the Merger, to:

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ensure that China Metro and each of its subsidiaries will conduct its business and operations in the ordinary course and in accordance with past practice and in compliance with all applicable laws and the requirements of all material contracts and governmental authorizations of China Metro and each of its subsidiaries; and

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use best efforts to ensure that China Metro and each of its subsidiaries preserve intact their current business organizations, and keep available the services of all persons having business relationships with China Metro or any of its subsidiaries.

In addition, China Metro has agreed that, until the effective time of the Merger, except as required or contemplated under the Merger Agreement or as consented to in writing by us, it will not (and will not permit its subsidiaries to):

•	declare, accrue set aside or pay dividends on or distributions in respect of any of its share capital, equity or voting interests;

•	authorize for issuance or issue and deliver any additional share capital or rights to acquire equity or securities of China Metro;

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split, combine or reclassify any of its share capital or other equity or voting interests, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its share capital or other equity or voting interests;

•	purchase, redeem or otherwise acquire any share capital or any other securities of China Metro or any of its subsidiaries or any rights to acquire equity or securities of China Metro;

•	take any action that would result in any change of any term (including any conversion price thereof) of any debt security of China Metro or any of its subsidiaries;

•	amend or permit the adoption of any amendment to its memorandum and articles of association or similar organizational and governance documents with respect to any of China Metro’s subsidiaries;

•	except as required by law, adopt or enter into any collective bargaining agreement or other labor union contract applicable to employees;

•	adopt a plan of complete or partial liquidation or dissolution or resolutions providing for or authorizing such a liquidation or dissolution;

•	form any subsidiary or acquire any equity interest or other interest in any entity;

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make any capital expenditure outside the ordinary course of business or make any single capital expenditure in excess of US$100,000; provided, however, that the maximum amount of all capital expenditures made on behalf of China Metro and its subsidiaries, taken as a whole, shall not exceed US$250,000 in the aggregate;

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except in the ordinary course of business and consistent with past practice, enter into or become bound by, or permit any of the assets owned or used by it to become bound by, any contract, or amend or terminate, or waive or exercise any material right or remedy under, any contract;

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acquire, lease or license any right or other asset from any other person or sell or otherwise dispose of, or lease, license or encumber, any right or other asset to any other person (except in each case for assets acquired, leased, licensed, encumbered or disposed of by China Metro in the ordinary course of business and not having a value, or not requiring payments to be made or received, in excess of US$100,000 individually, or US$250,000 in the aggregate), or waive or relinquish any claim or right;

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repurchase, prepay or incur any indebtedness or guarantee any indebtedness of another person, guarantee any debt securities of another person, enter into any “keep well” or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing;

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grant, create, incur or suffer to exist any encumbrance on the assets of China Metro or its subsidiaries that did not exist on the date of the Merger Agreement or write down the value of any asset or investment on the books or records of China Metro or its subsidiaries, except for depreciation and amortization in the ordinary course of business and consistent with past practice;

•	make any loans, advances or capital contributions to, or investments in, any other person;

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except as required to comply with applicable laws or any contract or employee benefit plan in effect on the date of the Merger Agreement, (i) pay to any employee, officer, director or independent contractor of China Metro or any of its subsidiaries any benefit not provided for under any contract or employee benefit plan in effect on the date of the Merger Agreement, (ii) grant any awards under any employee benefit plan, (iii) take any action to fund or in any other way secure the payment of compensation or benefits under any contract or employee benefit plan, (iv) take any action to accelerate the vesting or payment of any compensation or benefit under any contract or employee benefit plan, (v) adopt, enter into or amend any employee benefit plan other than offer letters entered into with new employees in the ordinary course of business consistent with past practices that provide, except as required by applicable laws, for “at will employment” with no severance benefits, or (vi) make any material determination under any employee benefit plan that is inconsistent with the ordinary course of business consistent with past practices;

•	except as required by IFRS or applicable laws, change its fiscal year, revalue any of its material assets or make any changes in financial or tax accounting methods, principles or practices;

•	settle or compromise any legal proceedings related to or in connection with China Metro’s or any of its subsidiaries’ business;

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dispose of or permit to lapse any ownership and/or right to the use of, or fail to protect, defend and maintain the ownership, validity and registration of, China Metro intellectual property, or dispose of or disclose to any person, any confidential information of China Metro or any of its subsidiaries;

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take or omit to take any action that would, or is reasonably likely to, (i) result in any of its representations and warranties set forth in the Merger Agreement or any certificate delivered in connection with the closing of the Merger being or becoming untrue in any material respect at any time at or prior to the effective time of the Merger, (ii) result in any of the conditions to the consummation of the Merger set forth in the Merger Agreement not being satisfied, (iii) constitute or result in a breach of any provisions of the Merger Agreement, or (iv) cause China Metro or any of its subsidiaries to be unable to conduct its business after the effective time of the Merger in accordance with its past practice and as presently planned to be conducted after giving effect to the transactions contemplated under the Merger Agreement; or

•	authorize, agree, commit or enter into any contract to take any of the actions described above.

Reasonable, Good Faith Efforts to Complete the Merger

Under the terms of the Merger Agreement, we and China Metro have each agreed to use reasonable, good faith efforts to take all actions and to assist and cooperate with the other party in doing all things necessary, proper or advisable to complete the Merger as soon as practicable, including:

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make filings and submissions and take all actions necessary, proper or advisable under applicable laws to obtain any required approval of any governmental body with jurisdiction over the transactions contemplated under the Merger Agreement (except that we will have no obligation to take or consent to the taking of any action required by any such governmental body that could adversely affect the business or assets of China Metro or any of its subsidiaries or the transactions contemplated under the Merger Agreement or any agreement entered into in connection therewith);

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promptly notify the other party of (and provide written copies of) any communications from or with any governmental body in connection with the transactions contemplated under the Merger Agreement; and

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in the event any claim, action, suit, investigation or other proceeding by any governmental body or other person is commenced that questions the validity or legality of the transactions contemplated under the Merger Agreement or seeks damages in connection therewith, the parties will (i) cooperate and use all reasonable efforts to defend against such claim, action, suit, investigation or other proceeding, (ii) in the event an injunction or other order is issued in any such action, suit or other proceeding, use all reasonable efforts to have such injunction or other order lifted, and (iii) cooperate reasonably regarding any other impediment to the consummation of the transactions contemplated under the Merger Agreement.

In addition, China Metro agreed to give all notices to third parties and use its best efforts (in consultation with us) to obtain all third party consents (i) necessary, proper or advisable to consummate the transactions contemplated under the Merger Agreement, (ii) required to be given or obtained, or (iii) required to prevent a Material Adverse Effect (as discussed in “—Definition of Material Adverse Effect” below), whether prior to, on or following the closing date of the Merger. China Metro also agreed to furnish to us all information required for any application or other filing to be made by China Metro pursuant to any applicable law in connection with the transactions contemplated the Merger Agreement.

Access to Information

Under the Merger Agreement, China Metro agreed to, and will cause each of its subsidiaries and officers, directors, employees and representatives to, provide us with reasonable access to China Metro’s representatives, personnel, properties, assets, existing books, records, tax returns, work papers and other documents relating to China Metro and its subsidiaries. China Metro also agreed to provide us with copies of such books, records, tax returns, work papers and other documents and information and such additional financial, operating and other data and information regarding China Metro and its subsidiaries as we may reasonably request.

In addition, China Metro agreed that, until the effective time of the Merger, it will permit us to discuss and meet, and will cooperate in such discussions and meetings, with any customer that we so request. A senior executive of China Metro or its subsidiaries, reasonably satisfactory to us, will have the right to accompany our representative to such meeting and will participate with our representative in any such discussions. Furthermore, China Metro agreed to cooperate with us in the preparation of a presentation to such customers with respect to the transactions contemplated under the Merger Agreement. In connection therewith, China Metro agreed to promptly notify us if a commercial relationship and/or agreement it has with a customer terminates during the period commencing on the date of the Merger Agreement and ending on the closing date of the Merger. We agreed to bear all costs relating to the customer visits described in this paragraph.

Furthermore, China Metro agreed to provide us with notice of: (i) any actual or threatened taking by exercise of the right of eminent domain (whether temporary or permanent and whether by deed in lieu of condemnation) of any part of its or its subsidiaries’ real property; or (ii) any loss, damage, or destruction to the assets or properties of China Metro or any of its subsidiaries (including China Metro’s or its subsidiaries’ real property or the improvements thereon) resulting in losses of US$100,000 or greater, after the date of the Merger Agreement and prior to the closing date of the Merger. We have the right to terminate the Merger Agreement upon receipt of notice of the occurrence of either of the above, which is discussed in more detail below under “—Termination; Effect of Termination; Expenses—Termination.”

Redomiciliation of China Metro from the Cayman Islands to the British Virgin Islands

China Metro has agreed to use commercially reasonably efforts to effect, as promptly as practicable after the date of the Merger Agreement, the redomiciliation of China Metro from a company organized and existing under the laws of the Cayman Islands to a company organized and existing under the laws of the British Virgin Islands.

Construction Work Planning Permits and Work Commencement Permits

China Metro has agreed to use commercially reasonably efforts to obtain and deliver to us, no later than June 30, 2010, written evidence, reasonably satisfactory to us, that China Metro has obtained a construction work planning permit and a work commencement permit for plots of land with the state-owned land-use rights certificates coded Tie Ling Xian Guo Yong (2008) No. 30, Tie Ling Xian Guo Yong (2008) No. 31 and Tie Ling Xian Guo Yong (2007) No. 105.

Conditions to the Merger

Conditions to Our and Merger Sub’s Obligations. The obligations of us and Merger Sub to complete the Merger is subject to the satisfaction or waiver of each of the following further conditions at or prior to the closing of the Merger:

•	each of the representations and warranties of China Metro contained in the Merger Agreement that are qualified by materiality must be true and correct in all respects;

•	each of the representations and warranties of China Metro contained in the Merger Agreement that are not qualified by materiality must be true and correct in all material respects;

•	China Metro must have complied with or performed each of covenants and obligations set forth in the Merger Agreement;

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we must have received a certificate executed by the principal executive officer or principal financial officer of China Metro as to the satisfaction of the conditions relating to the representations and warranties of China Metro and the compliance with and performance of each of the covenants and obligations of China Metro;

•	China Metro must have received the necessary consent of its shareholders adopting the Merger Agreement and approving the Merger and the transactions contemplated thereby;

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we must have received the necessary vote of our shareholders adopting the Merger Agreement and approving the Merger and the transactions contemplated thereby, including the issuance of our ordinary shares to China Metro’s shareholders;

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we must have filed a proxy statement with the SEC relating to the special meeting and the adoption of the Merger Agreement and approval of the Merger and the transactions contemplated thereby, including the issuance of our ordinary shares to China Metro’s shareholders, by our shareholders;

•	the ordinary shares that we will issue in the Merger must have been approved for listing, subject to official notice of issuance, on the NYSE Amex Equities;

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all consents, approvals, orders or authorizations of, or registrations, declarations or filings with any person required in connection with the execution, delivery or performance of the Merger Agreement must have been obtained or made and must be in full force and effect, in each case in form and substance reasonably satisfactory to us;

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all rights to acquire equity or securities of China Metro must have been exercised for ordinary shares of China Metro or must have been cancelled with no liability to us, the surviving company or their affiliates, and we must have received written evidence satisfactory to us of such exercise or cancellation;

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we must have received a legal opinion, dated as of the closing date of the Merger, of Conyers Dill & Pearman, British Virgin Islands counsel for the Company, reasonably satisfactory in form and substance to us, relating to incorporation, due authorization and good standing matters, matters related to the Merger Agreement and the Merger, and additional matters requested by us;

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we must have received a legal opinion, dated as of the closing date of the Merger, of Commerce & Finance, PRC counsel for the Company, reasonably satisfactory in form and substance to us, relating to incorporation, title to real property, and additional matters requested by us;

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China Metro must have delivered, or caused to be delivered, to us a certificate signed by the principal financial officer of China Metro (i) reflecting the capitalization of China Metro as of immediately prior to the effective time of the Merger, and (ii) listing the name of each holder of ordinary shares of China Metro as of immediately prior to the effective time of the Merger and the amount of merger consideration to which each such holder is entitled;

•

China Metro must have delivered, or caused to be delivered, to us a certificate, dated as of the closing date of the Merger, signed by the principal financial officer of China Metro, (i) attaching copies of the organizational documents of China Metro and each of its subsidiaries, (ii) attaching a true, correct and complete copy of the share register of China Metro as of the closing date of the Merger, (iii) certifying that attached thereto are true, correct and complete copies of action by written consent or resolutions duly adopted by the board of directors and members of China Metro which authorize and approve the execution, delivery and performance of the Merger Agreement, the plan of merger, the articles of merger and the consummation of the transactions contemplated thereby, including the Merger, (iv) certifying the good standing (or equivalent status in the relevant jurisdiction) of China Metro and each of its subsidiaries in its respective jurisdiction of incorporation and in each other jurisdiction where it is qualified to do business (or equivalent status in the relevant jurisdiction) and that there are no proceedings for the dissolution or liquidation of China Metro or any of its subsidiaries, and (v) certifying the incumbency, signature and authority of the officers of China Metro authorized to execute, deliver and perform the Merger Agreement and all other documents, instruments or agreements related thereto executed or to be executed by China Metro, which must be in full force and effect;

•

China Metro must have delivered all other documents required to be entered into by China Metro pursuant to the Merger Agreement or reasonably requested by us to consummate the Merger or the other transactions contemplated under the Merger Agreement, each of which must be in full force and effect, including without limitation, a list of all employees of China Metro and its subsidiaries and a list of the legal descriptions and other information relating to China Metro’s real property;

•

China Metro must have delivered, or caused to be delivered, to us written evidence, reasonably satisfactory to us, that: (i) China Metro has caused to be paid to China Metro or an applicable subsidiary of China Metro all amounts owed to such company by any shareholder of China Metro or any related party; and (ii) at and as of the effective time of the Merger, any debts of China Metro or any subsidiary of China Metro owed to any of the shareholders of China Metro or any related party have been canceled, except those obligations owed to any such shareholder or related party in respect of his or her employment with China Metro or a subsidiary of China Metro;

•

there must not have occurred a Material Adverse Effect (as defined in “—Definition of Material Adverse Effect” below), and no event must have occurred or circumstance exist that, in combination with any other events or circumstances, would reasonably be expected to have a Material Adverse Effect;

•

there must be no temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger issued by any governmental body, and there must not be any law enacted or deemed applicable to the Merger that makes consummation of the Merger illegal or would subject us or the surviving company to sanctions if the Merger is consummated;

•

there must not be pending or threatened any legal proceeding by or before any governmental body against us, Merger Sub, China Metro or any of its subsidiaries: (i) seeking to restrain or prohibit our direct or indirect ownership or operation of all or a significant portion of the business and assets of China Metro or any of its subsidiaries, or to compel us or any of our subsidiaries or affiliates to dispose of or hold separate any significant portion of the business or assets of China Metro or any of its subsidiaries; (ii) seeking to restrain or prohibit or make materially more costly the consummation of the transactions contemplated under the Merger Agreement, or seeking to obtain from us, Merger Sub, China Metro or any of its subsidiaries any damages in excess of US$250,000; (iii) seeking to impose limitations on the ability of us to hold or exercise full rights of ownership of shares of the surviving company, or (iv) which otherwise would reasonably be expected to have a Material Adverse Effect;

•

China Metro must have caused all of the contracts specified by us in the Merger Agreement to be terminated effective as of the closing date of the Merger without any further obligation of China Metro, its subsidiaries, Merger Sub or us;

•

we must have completed to our satisfaction the due diligence review of the operations, condition (financial and other), prospects, assets and liabilities of China Metro and its subsidiaries and their businesses;

•	China Metro must have completed its redomiciliation from the Cayman Islands to the British Virgin Islands;

•	China South City must have elected not to exercise a right of first offer granted to China South City by Mr. Cheng Chung Hing, Ricky, and Mr. Leung Moon Lam, respectively, pursuant to a deed of option and undertaking, dated September 4, 2009, by and among China South City, Mr. Cheng and Mr. Leung, in relation to Mr. Cheng’s and Mr. Leung’s effective interests in China Northeast Logistics City; and

•

the shareholders of China Metro must have forgiven, on behalf of themselves and their affiliates, any and all loans made by the shareholders (and their affiliates) to China Metro, including interest accrued thereon, and further must have agreed to indemnify China Metro for any claims of repayment of such loans and interest accrued thereon.

Conditions to China Metro’s Obligations. The obligation of China Metro to complete the Merger is subject to the satisfaction or waiver of each of the following additional conditions at or prior to the closing of the Merger:

•	each of the representations and warranties of us and Merger Sub contained in the Merger Agreement that are qualified by materiality must be true and correct in all respects;

•	each of the representations and warranties of us and Merger Sub contained in the Merger Agreement that are not qualified by materiality must be true and correct in all material respects;

•	we and Merger Sub must have complied with or performed each of covenants and obligations set forth in the Merger Agreement;

•

China Metro must have received a certificate executed by our principal executive officer or principal financial officer as to the satisfaction of the conditions relating to the representations and warranties of us and Merger Sub and the compliance with and performance of each of the covenants and obligations of us and Merger Sub;

•

Merger Sub must have delivered, or caused to be delivered, to China Metro a certificate, dated as of the closing date of the Merger, signed by a director of Merger Sub, certifying that attached thereto are true, correct and complete copies of action by written consent or resolutions duly adopted by the board of directors and members of China Metro which authorize and approve the execution, delivery and performance of the Merger Agreement, the plan of merger, the articles of merger and the consummation of the transactions contemplated thereby, including the Merger;

•

we and Merger Sub must have delivered, or caused to be delivered, to China Metro all documents required to be entered into or delivered by us or Merger Sub at or prior to the closing of the Merger pursuant to the terms of the Merger Agreement, each of which must be in full force and effect;

•	China Metro must have received the necessary consent of its shareholders adopting the Merger Agreement and approving the Merger and the transactions contemplated thereby;

•

we must have received the necessary vote of our shareholders adopting the Merger Agreement and approving the Merger and the transactions contemplated thereby, including the issuance of our ordinary shares to China Metro’s shareholders;

•

we must have filed a proxy statement with the SEC relating to the special meeting and the adoption of the Merger Agreement and approval of the Merger and the transactions contemplated thereby, including the issuance of our ordinary shares to China Metro’s shareholders, by our shareholders;

•	the ordinary shares that we will issue in the Merger must have been approved for listing, subject to official notice of issuance, on the NYSE Amex Equities;

•

no temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger must have been issued by any governmental body or remain in effect, and there must not be any law enacted or deemed applicable to the Merger that makes consummation of the Merger illegal;

•

all consents approvals, orders or authorizations of, or registrations, declarations or filings with, any governmental body required in connection with the execution, delivery or performance of the Merger Agreement must have been obtained or made and must be in full force and effect, in each case in form and substance reasonably satisfactory to China Metro; and

•	China Metro must have completed its redomiciliation from the Cayman Islands to the British Virgin Islands.

Each of us, Merger Sub and China Metro may, to the extent permitted by applicable law, waive the conditions to the performance of our respective obligations under the Merger Agreement and complete the Merger even though one or more of these conditions have not been met. Neither we nor China Metro can give any assurance that all of the conditions of the Merger will be either satisfied or waived or that the Merger will occur.

Definition of Material Adverse Effect

Under the terms of the Merger Agreement, a “Material Adverse Effect” means any state of facts, change, event, effect, occurrence or circumstance that, individually or in the aggregate (considered together with all other state of facts, change, event, effect, occurrence or circumstance) has, has had or would reasonably be expected to have or give rise to a material adverse effect on (i) the business, financial condition, prospects, capitalization, assets, liabilities, operations or financial performance of China Metro or any of its subsidiaries, (ii) the ability of China Metro to consummate the transactions contemplated under the Merger Agreement or to perform any of its obligations under the Merger Agreement prior to March 31, 2010, or (iii) our ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the shares of the surviving company, China Metro and its subsidiaries.

Termination; Effect of Termination; Expenses

Termination

The Merger Agreement may be terminated in accordance with its terms at any time prior to the closing of the Merger:

•	by mutual written consent of us and China Metro;

•

by written notice from us to China Metro, if there has been a breach of any representation, warranty, covenant or agreement by China Metro, or any such representation or warranty shall become untrue after the date of the Merger Agreement, such that certain of the conditions to our obligation to effect the Merger would not be satisfied and such breach is not curable or, if curable, is not cured within the earlier of (i) fifteen days after written notice thereof is given by us to China Metro, and (ii) March 31, 2010;

•

by written notice from China Metro to us, if there has been a breach of any representation, warranty, covenant or agreement by us or Merger Sub, or any such representation or warranty shall become untrue after the date of the Merger Agreement, such that certain of the conditions to China Metro’s obligation to effect the Merger would not be satisfied and such breach is not curable or, if curable, is not cured within the earlier of (i) fifteen days after written notice thereof is given by China Metro to us, and (ii) March 31, 2010;

•

by either us or China Metro if (i) a special meeting (including any adjournments and postponements thereof) shall have been held and completed and our shareholders shall have voted on the adoption of the Merger Agreement and approval of the Merger and the transactions contemplated thereby, and (ii) the adoption of the Merger Agreement and approval of the Merger and the transactions contemplated thereby, including the issuance of our ordinary shares to China Metro’s shareholders, shall not have been approved at the special meeting (and shall not have been approved at any adjournment or postponement thereof) by the holders of a majority of our ordinary and preferred shares present (in person or by proxy) at the special meeting and constituting a quorum for the purpose of voting on such approval; provided, however, that a party shall not be permitted to terminate the Merger Agreement pursuant to foregoing if the failure to obtain such shareholder vote is attributable to a failure on the part of the party seeking to terminate the Merger Agreement to perform any material obligation required to be performed by such party at or prior to the effective time of the Merger;

•

by written notice from us to China Metro if China Metro shall have provided us with notice of (i) any actual or threatened taking by exercise of the right of eminent domain (whether temporary or permanent and whether by deed in lieu of condemnation) of any part of its or its subsidiaries’ real property, or (ii) any loss, damage, or destruction to the assets or properties of China Metro or any of its subsidiaries (including China Metro’s or its subsidiaries’ real property or the improvements thereon) resulting in losses of US$100,000 or greater; and

•

by written notice by China Metro to us, or us to China Metro, as the case may be, in the event the closing of the Merger has not occurred on or prior to March 31, 2010 for any reason other than delay or nonperformance of or breach by the party seeking such termination.

Effect of Termination

In the event of termination of the Merger Agreement pursuant to the paragraph above, the Merger Agreement will forthwith become void and there will be no liability on the part of any party to the Merger Agreement or its partners, officers, directors or shareholders, except for obligations under provisions of the Merger Agreement relating to public announcements; fees and expenses; waivers and amendments; integration; governing law, jurisdiction and venue; waiver of a jury trial; assignments and successors; notices; construction and usage; enforcement of the Merger Agreement; severability; schedules and exhibits; the effect of termination and all defined terms used in the foregoing provisions.

Expenses

In the event of the consummation of the Merger, each party will bear and pay all of its own fees, costs and expenses (including legal fees and accounting fees) incurred in connection with the transactions contemplated under the Merger Agreement. In the event the Merger Agreement is terminated prior to consummation of the Merger, China Metro has agreed to pay all transaction expenses incurred by MSBVI, including legal, accounting and appraisal fees and expenses.

Miscellaneous

Specific Performance

The parties to the Merger Agreement are entitled to enforce any provision of the Merger Agreement by a decree of specific performance and temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of the Merger Agreement in the Borough of Manhattan, City of New York, State of New York, and such remedy is in addition to any other right or remedy to which the parties to the Merger Agreement may be entitled, at law or in equity.

Waivers

Any agreement on the part of a party to the Merger Agreement to any extension or waiver of any provision of the Merger Agreement will be valid only if set forth in an instrument in writing signed on behalf of such party. A waiver by a party of the performance of any covenant, agreement, obligation, condition, representation or warranty under the Merger Agreement will not be construed as a waiver of any other covenant, agreement, obligation, condition, representation or warranty under the Merger Agreement. A waiver by any party to the Merger Agreement of the performance of any act under the Merger Agreement will not constitute a waiver of the performance of any other act or an identical act required to be performed at a later time under the Merger Agreement.

Amendment

The Merger Agreement may not be amended, modified or supplemented except by written agreement of us, Merger Sub and China Metro.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF MSHI AND MSBVI

Previously, MSBVI was the wholly owned subsidiary of MSHI, a United States domestic issuer incorporated in the State of Nevada whose ordinary shares were listed on the NYSE Amex (formerly known as the American Stock Exchange). On August 25, 2009, at a general meeting, the shareholders of MSHI resolved that MSHI dissolve and liquidate, whereby we were effectively redomiciled from the United States to the British Virgin Islands. As part of this transaction, MSBVI became the successor-in-interest of MSHI and a non-United States domestic issuer whose ordinary shares are listed on the NYSE Amex. From its inception in August 1995 through the completion of the dissolution and liquidation on August 25, 2009, MSBVI was a wholly owned subsidiary of MSHI. Accordingly, for these periods, MSBVI was included in the consolidated financial statements of MSHI.

Upon the dissolution and liquidation, MSBVI and its subsidiaries continued to conduct the business previously conducted by MSHI and its subsidiaries, including MSBVI. Although the dissolution and liquidation resulted in the elimination of MSHI as the holding company of our group, the dissolution and liquidation had no material impact on our financial condition or operating results, other than the costs incurred in connection with the dissolution and liquidation and U.S. federal income tax arising from the deemed disposal of its shareholdings in MSHI.

The following table sets forth certain of MSHI’s consolidated financial data as of and for the years ended March 31, 2009 and 2008, which is derived from MSHI’s audited consolidated financial statements included elsewhere in this proxy statement.

The summary historical financial data below should be read in conjunction with the consolidated financial statements and related notes and “MSBVI Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this proxy statement.

	Year Ended March 31,
	2009	2008
	(HK$ in thousands except per share data)
Revenue	359,734	640,493
Cost of sales	(226,422)	(363,483)

Gross profit	133,312	277,010
Investment income	10,688	18,808
Other operating income	4,467	6,862
Selling expenses	(21,043)	(24,172)
Administrative expenses	(103,685)	(101,273)
Other operating expenses	(33,750)	(44,906)
(Decrease)/increase in fair value of investment properties	(181,638)	454,914
Net unrealized (loss)/gain on financial assets at fair value through profit or loss	(5,342)	613
Share of loss of an associate	(53)	(7)

(Loss)/Profit before taxation	(197,044)	587,849
Taxation	50,765	(185,622)

(Loss)/Profit for the year	(146,279)	402,227

(Loss)/Profit attributable to:
Equity shareholders	(40,536)	94,920
Minority interests	(105,743)	307,307

	(146,279)	402,227

(Loss)/Earnings per share
Basic	$(6.25)	$14.64

Diluted	N/A	$14.11

	Year Ended of March 31,
	2009	2008
	(HK$ in thousands)
Non-current assets
Investment properties	845,384	952,867
Properties under development	201,328	123,768
Property, plant and equipment	40,158	121,530
Prepaid land lease payments	27,776	30,502
Interest in an associate	52	105
Deferred tax assets	—	175

Total non-current assets	1,114,698	1,228,947

Current assets
Inventories	41,942	49,395
Completed properties held for sale	179,619	182,426
Trade and other receivables	222,896	252,969
Financial assets at fair value through profit or loss	18,619	5,411
Tax receivable	3,937	5,630
Restricted cash	17,000	—
Cash and cash equivalents	493,146	603,657

Total current assets	977,159	1,099,488

Current liabilities
Trade and other payables	445,056	462,836
Taxation	68,507	71,266
Bank borrowings (secured)-current portion	90,400	33,300

Total current liabilities	603,963	567,402

Net current assets	373,196	532,086

Total assets less current liabilities	1,487,894	1,761,033

Non-current liabilities
Deferred tax liabilities	103,592	152,207
Bank borrowings (secured)	101,700	166,500

Total non-current liabilities	205,292	318,707

Net assets	1,282,602	1,442,3126

	As of March 31,
	2009	2008
	(HK$ in thousands)
Capital and reserves
Share capital	50	50

Reserves	469,723	509,640

Total equity attributable to equity shareholders	469,773	509,690

Minority interests	812,829	932,636

Total equity	1,282,602	1,442,326

Financial Statement Schedules

Schedule II – Valuation and qualifying accounts

Description	Balance at Beginning of the Year	Charged/ (Credited) to Expenses	Deductions Note(1)	Balance at End of the Year
	HK$’000	HK$’000	HK$’000	HK$’000
Year ended March 31, 2009
Allowance for doubtful debt	20,042	27,073	—	47,115

Year ended March 31, 2008
Allowance for doubtful debt	26,201	(5,303)	(856)	20,042

(1)	Bad debts write-offs

Schedule III – Real Estate and accumulated depreciation

		Initial Cost to Company			Gross Amount at Which Carried at Close of Period
Descriptions	Encum- brance	Land	Land, Building improve- ment	Cost Capital- ized Subse- quent to Acqui- sition	Land	Land Building improve- ment	Total	Accum- ulated Depre- ciation and Amorti- zation	Date of Construc- tion	Date Acquired	Life on which depre- ciation
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Office Building
- Wing Tuck	—	—	837	—	—	2,400	2,400	—	1982	5/14/1988	50 years
- 19/F Railway	31,324	—	37,439	—	—	62,640	62,640	—	1995	2/28/2001	50 years
Industrial Building
- 20 Blocks of Man Hing Industrial City	—	—	42,279	—	—	69,800	69,800	—	1992-1994	1992-1994	50 years
Market Centre
- CP & J City	230,764	96,599	277,325	—	—	710,544	710,544	—	2008	2008	50 years

	262,088	96,599	357,880	—	—	845,384	845,384	—

Reconciliations of total real estate carrying value are as follows:

	Year Ended March 31,
	2009	2008
	HK$’000	HK$’000
Balance at beginning of period	952,867	96,820
Addition during period:
Acquisition	90,455	420,533
Fair Value (Loss)/Gain	(181,638)	454,914

	861,684	972,267
Deduction during period:
Deposition of real estate	(16,300)	(19,400)

	845,384	952,867

The following table sets forth certain of MSBVI’s consolidated financial data as of and for the nine months ended December 31, 2009 and 2008, which is derived from MSBVI’s unaudited consolidated financial statements included elsewhere in this proxy statement and which, in MSBVI’s opinion, include all adjustments (consisting of normal recurring adjustments) necessary for a fair statement of MSBVI’s financial position and results of operations for such period. Interim results as of and for the nine months ended December 31, 2009 are not necessarily indicative of results for the remainder of the fiscal year or for any future period.

The summary historical financial data below should be read in conjunction with the consolidated financial statements and related notes and “MSBVI Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this proxy statement.

The following consolidated financial data has not been reviewed by MSBVI’s auditors.

	Nine Months Ended December 31,
	2009	2008
	(HK$ in thousands except per share data) (unaudited)
Revenue	254,244	296,388
Cost of sales	(144,241)	(174,359)

Gross profit	110,003	122,029
Other income and gains, net	16,652	13,978
Selling and distribution costs	(11,817)	(17,065)
Administrative expenses	(71,430)	(69,999)
Other operating expenses	(51,501)	(17,853)
Net unrealized loss on financial assets at fair value through profit or loss	(1,438)	(5,836)
Fair value loss on investment properties	—	(115,083)
Finance costs	(945)	—
Share of profit of an associate	56	7

Loss before tax	(10,420)	(89,822)
Tax	(7,428)	24,611

Loss for the period	(17,848)	(65,211)

Attributable to:
Shareholders of the Company	519	(14,187)
Minority interests	(18,367)	(51,024)

	(17,848)	(65,211)

Earnings/(Loss) per share attributable to shareholders of the Company
- Basic	$0.08	$(2.19)

- Diluted	$0.07	N/A

	For the Nine Months Ended December 31,
	2009	2008
	(HK$ in thousands) (unaudited)
Loss for the period	(17,848)	(65,211)
Other comprehensive income/(loss):
Exchange difference on translation of foreign operations	(133)	17,894
Change in deferred tax liability of property revaluation arising from tax rate change	—	(238)

Other comprehensive (loss)/income for the period, net of tax	(133)	17,656

Total comprehensive income/(loss) for the period, net of tax	(17,981)	(47,555)

Attributable to
Shareholders of the Company	463	(9,850)
Minority interests	(18,444)	(37,705)

	(17,981)	(47,555)

	As of December 31, 2009	As of March 31, 2009
	(HK$ in thousands) (unaudited)
Non-current assets
Property, plant and equipment	39,158	40,158
Investment properties	801,487	845,384
Prepaid land lease payments	27,240	27,776
Properties under development	—	201,328
Investment properties under construction	201,801	—
Interest in an associate	108	52
Deferred tax assets	1,029	—

Total non-current assets	1,070,823	1,114,698

Current assets
Inventories	53,214	41,942
Properties under development	55,851	—
Completed properties held for sale	115,515	179,619
Trade and other receivables	216,096	222,896
Financial assets at fair value through profit or loss	47,261	18,619
Tax receivable	3,446	3,937
Restricted cash	17,000	17,000
Cash and cash equivalents	561,916	493,146

Total current assets	1,070,299	977,159

Current liabilities
Trade and other payables	511,471	445,056
Dividend payable	21,924	—
Income taxes payable	83,826	68,507
Interest-bearing bank loans	158,197	90,400

Total current liabilities	775,418	603,963

Net current assets	294,881	373,196

Total assets less current liabilities	1,365,704	1,487,894

Non-current liabilities
Interest-bearing bank loans	22,600	101,700
Deferred tax liabilities	95,769	103,592

Total non-current liabilities	118,369	205,292

Net assets	1,247,335	1,282,602

Equity
Equity attributable to shareholders of the Company
Issued capital	50	50
Reserves	471,980	469,723

	472,030	469,773
Minority interests	775,305	812,829

Total equity	1,247,335	1,282,602

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF CHINA METRO

The following table sets forth certain of China Metro’s consolidated financial data. The audited consolidated financial statements as of and for the years ended March 31, 2009 and 2008 are included elsewhere in this proxy statement. The consolidated financial information as of and for the nine month periods ended December 31, 2009 and 2008 is derived from China Metro’s unaudited consolidated financial statements, which are included elsewhere in this proxy statement and which, in China Metro’s opinion, include all adjustments (consisting of normal recurring adjustments) necessary for a fair statement of China Metro’s financial position and results of operations for such period. Interim results as of and for the nine months ended December 31, 2009 are not necessarily indicative of results for the remainder of the fiscal year or for any future period.

The selected historical financial data below should be read in conjunction with the consolidated financial statements and related notes and “China Metro Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this proxy statement.

	Year Ended March 31,		Nine Months Ended December 31,
	2009	2008	2009	2008
	(HK$ in thousands)
			(unaudited)
Income Statement Data:
Revenue	1,044	—	177,014	—
Cost of sales	(664)	—	(108,053)	—

Gross profit	380	—	68,961	—
Other income	2,841	1,903	31,325	2,423
Gain on disposal of a property development project	132,537	—	—	132,537
Changes in fair values of investment properties	6,556	23,392	145,856	7,528
Selling expenses	(10,890)	(6,471)	(7,371)	(9,747)
Administrative expenses	(19,847)	(14,203)	(26,539)	(14,229)
Finance costs	—	—	—	—

Profit before tax	111,577	4,621	212,232	118,512
Income tax expense	(26,723)	(5,848)	(62,679)	(28,038)

Profit/(loss) for the year attributable to owners of the Company	84,854	(1,227)	149,553	90,474

Other Comprehensive income for the year, net of tax
Exchange differences on translation of foreign operations	4,577	13,876	649	4,411

Total comprehensive income for the year/period, net of tax	89,431	12,649	150,202	94,885

Attributable to:
Owners of the Company	89,431	12,649	150,330	94,885
Minority interests	—	—	(128)	—

Total comprehensive income for the year/period, net of tax	89,431	12,649	150,202	94,885

	As of March 31,		As of December 31, 2009
	2009	2008
	(HK$ in thousands)
			(unaudited)
Balance Sheet Data:
Non-current assets
Property, plant and equipment	4,566	4,529	5,330
Prepaid land lease payments	29,969	12,780	27,845
Investment properties	47,323	25,814	238,743
Properties under development	87,375	384,564	385,043
Deposits for acquisition of land use rights	—	104,602	115,232

Total non-current assets	169,233	532,289	772,193

Current Assets
Prepaid land lease payments	623	328	593
Construction contract	14,763	5,117	14,790
Completed properties held for sale	213,534	—	106,132
Trade receivables	113	—	139
Prepayments and other receivables	124,871	2,237	41,907
Loan receivable	—	—	90,734
Due from related parties	93,873	—	—
Restricted bank balances	85,410	—	149,006
Cash and cash equivalents	10,766	240,229	126,313

Total current assets	543,953	247,911	529,614

Current liabilities
Trade payables, other payables and accruals	82,420	149,711	92,993
Deposits received	181,935	411,688	116,898
Interest-bearing bank borrowings	113,212	—	99,240
Due to a director	539	—	—
Tax payable	25,075	—	46,648

Total current liabilities	403,181	561,399	355,779

Net current assets/(liabilities)	140,772	(313,488)	173,835

Total assets less current liabilities	310,005	218,801	946,028

Non-current liabilities
Interest-bearing bank borrowings	—	—	340,252
Deferred tax liabilities	7,952	6,179	44,460
Loans from shareholders	200,000	200,000	300,000

Total non-current liabilities	207,952	206,179	684,712

Net assets/(liabilities)	102,053	12,622	261,316

Equity
Equity attributable to owners of the Company
Issued capital	1	1	1
Reserves	102,052	12,621	252,382

	102,053	12,622	252,383
Minority interests	—	—	8,933

Total equity	102,053	12,622	261,316

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

In this “Unaudited Pro Forma Condensed Combined Financial Statements” section, references to:

•	“China Metro Group” are to China Metro and its consolidated subsidiaries;

•	“Combined Group” are to the MSBVI Group and the China Metro Group together; and

•	“MSBVI Group” are to MSHI, MSBVI and its and their consolidated subsidiaries, as the context requires.

The accompanying unaudited pro forma condensed combined financial statements of the Combined Group, comprising the unaudited pro forma condensed combined statement of financial position and income statements of the Combined Group, have been prepared for illustrative purposes only to provide information about how the proposed Merger might have affected the financial position and results of operations of the Combined Group as if the Merger had been completed on (i) December 31, 2009 in respect of the unaudited pro forma condensed combined statement of financial position of the Combined Group, and (ii) April 1, 2008 in respect of the unaudited pro forma condensed combined income statements of the Combined Group for the nine months ended December 31, 2009 and the year ended March 31, 2009.

The unaudited pro forma condensed combined financial statements have been prepared based on the audited consolidated financial statements of MSHI and China Metro for the year ended March 31, 2009 prepared in accordance with International Financial Reporting Standards, or IFRS, and the unaudited condensed consolidated interim financial statements of MSBVI and China Metro for the nine months ended December 31, 2009 have been prepared in accordance with IFRS, after giving effect to the Merger, and the assumptions, reclassifications and adjustments described in the accompanying notes to the unaudited pro forma condensed combined financial statements.

The unaudited pro forma condensed combined financial statements are based on a number of assumptions, estimates, uncertainties and currently available information. As a result of these assumptions, estimates and uncertainties, the accompanying unaudited pro forma condensed combined financial statements do not purport to describe the actual financial position and results of operations of the Combined Group that would have been attained had the Merger been completed on the dates indicated herein. Furthermore, the accompanying unaudited pro forma condensed combined financial statements of the Combined Group do not purport to predict the Combined Group’s future financial position and results of operations. The unaudited pro forma condensed combined financial statements do not reflect any operating efficiencies and associated cost savings that we may achieve with respect to the combined company.

The unaudited pro forma condensed combined financial statements of the Combined Group should be read in conjunction with the historical consolidated financial statements of MSBVI, MSHI and China Metro and accompanying notes included in this proxy statement, and other information pertaining to MSBVI, MSHI and China Metro contained in this proxy statement.

The following consolidated financial data has not been reviewed by MSBVI’s or China Metro’s auditors.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF FINANCIAL POSITION

	MSBVI As at December 31, 2009	China Metro As at December 31, 2009	Pro Forma Adjustments	Notes	Pro Forma Combined
	HK$ in thousands	HK$ in thousands	HK$ in thousands		HK$ in thousands
	(Note 2)	(Note 3)
NON-CURRENT ASSETS
Property, plant and equipment	39,158	5,330			44,488
Investment properties	801,487	238,743	(238,743)	8	801,487
Prepaid land lease payments	27,240	27,845			55,085
Properties under development	—	385,043			385,043
Investment properties under construction	201,801	—	238,743	8	440,544
Interest in an associate	108	—			108
Deferred tax assets	1,029	—			1,029
Deposits for acquisition of land use rights	—	115,232			115,232

Total non-current assets	1,070,823	772,193			1,843,016

CURRENT ASSETS
Inventories	53,214	—			53,214
Prepaid land lease payments	—	593			593
Properties under development	55,851	—			55,851
Construction contract	—	14,790			14,790
Completed properties held for sale	115,515	106,132			221,647
Trade receivables	—	139	(139)	8	—
Prepayments and other receivables	—	41,907	(41,907)	8	—
Loan receivable	—	90,734	(90,734)	8	—
Trade and other receivables	216,096	—	132,780	8	348,876
Financial assets at fair value through profit or loss	47,261	—			47,261
Tax recoverable	3,446	—			3,446
Restricted bank balances	17,000	149,006			166,006
Cash and cash equivalents	561,916	126,313			688,229

Total current assets	1,070,299	529,614			1,599,913

CURRENT LIABILITIES
Trade, other payables and accruals	511,471	92,993	116,898	8	721,362
Dividend payable to minority shareholders	21,924	—			21,924
Deposits received	—	116,898	(116,898)	8	—
Income tax payables	83,826	46,648			130,474
Interest-bearing bank loans	158,197	99,240			257,437

Total current liabilities	775,418	355,779			1,131,197

NET CURRENT ASSETS	294,881	173,835			468,716

TOTAL ASSETS LESS CURRENT LIABILITIES	1,365,704	946,028			2,311,732

NON-CURRENT LIABILITIES
Interest-bearing bank loans	22,600	340,252			362,852
Loan from shareholders	—	300,000			300,000
Deferred tax liabilities	95,769	44,460			140,229

Total non-current liabilities	118,369	684,712			803,081

Net assets	1,247,335	261,316			1,508,651

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF FINANCIAL POSITION (continued)

	MSBVI As at December 31, 2009	China Metro As at December 31, 2009	Pro Forma Adjustments	Notes	Pro Forma Combined
	HK$ in thousands	HK$ in thousands	HK$ in thousands		HK$ in thousands
	(Note 2)	(Note 3)
EQUITY
Equity attributable to shareholders of the Company
Issued capital	50	1	290	6	498
			157	7
Reserves	471,980	252,382	(290)	6	723,915
			783,943	7
			(88,334)	7
			(695,766)	7

	472,030	252,383			724,413
Minority interests	775,305	8,933			784,238

Total equity	1,247,335	261,316			1,508,651

UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENT

	MSBVI Nine-month period ended December 31, 2009	China Metro Nine-month period ended December 31, 2009	Pro Forma Adjustments	Notes	Pro Forma Combined
	HK$ in thousands	HK$ in thousands	HK$ in thousands		HK$ in thousands
	(Note 2)	(Note 3)
REVENUE	254,244	177,014			431,258
Cost of sales	(144,241)	(108,053)			(252,294)

Gross profit	110,003	68,961			178,964
Other income and gains, net	16,652	31,325			47,977
Selling expenses	(11,817)	(7,371)			(19,188)
Administrative expenses	(71,430)	(26,539)			(97,969)
Net unrealized loss on financial assets at fair value through profit or loss	(1,438)	—			(1,438)
Other operating expenses	(51,501)	—			(51,501)
Changes in fair values of investment properties	—	145,856			145,856
Finance costs	(945)	—			(945)
Share of profit of an associate	56	—			56

(LOSS)/PROFIT BEFORE TAX	(10,420)	212,232			201,812
Income tax expenses	(7,428)	(62,679)			(70,107)

PROFIT/(LOSS) FOR THE PERIOD	(17,848)	149,553			131,705

Attributable to:
Shareholders of the Company	519	149,693			150,212
Minority interests	(18,367)	(140)			(18,507)

	(17,848)	149,553			131,705

Earnings per share (in HK$)
- Basic				9	2.35
- Diluted				9	2.35
Shares used in earnings per share calculation
- Basic				9	63,825,820
- Diluted				9	63,825,820

UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENT

	MSBVI Year ended March 31, 2009	China Metro Year ended March 31, 2009	Pro Forma Adjustments	Notes	Pro Forma Combined
	HK$ in thousands	HK$ in thousands	HK$ in thousands		HK$ in thousands
	(Note 4)	(Note 5)
REVENUE	359,734	1,044			360,778
Cost of sales	(226,422)	(664)			(227,086)

Gross profit	133,312	380			133,692
Investment income	10,688	—	(10,688)	8	—
Other operating income	4,467	—	(4,467)	8	—
Selling expenses	(21,043)	—	21,043	8	—
Other income and gains	—	2,841	15,155	8	17,996
Selling and distribution costs	—	(10,890)	(21,043)	8	(31,933)
Administrative expenses	(103,685)	(19,847)			(123,532)
Changes in fair values of investment properties	(181,638)	6,556			(175,082)
Net unrealized loss on financial assets at fair value through profit or loss	(5,342)	—			(5,342)
Other operating expenses	(33,750)	—			(33,750)
Gain on disposal of a property development project	—	132,537			132,537
Share of loss of an associate	(53)	—			(53)

PROFIT/(LOSS) BEFORE TAX	(197,044)	111,577			(85,467)
Tax	50,765	(26,723)			24,042

PROFIT/(LOSS) FOR THE YEAR	(146,279)	84,854			(61,425)

Attributable to:
Owners of the Company	(40,536)	84,854			44,318
Minority interests	(105,743)	—			(105,743)

	(146,279)	84,854			(61,425)

Earnings per share (in HK$)
- Basic				9	0.69
- Diluted				9	0.69
Shares used in earnings per share calculation
- Basic				9	63,825,820
- Diluted				9	63,825,820

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL POSITION:

1.	BASIS OF PRO FORMA PRESENTATION

Pursuant to the Agreement and Plan of Merger, or the Merger Agreement, dated as of February 19, 2010, and as attached in Annex B to this proxy statement, by and among MSBVI, China Metro and Creative Gains (a wholly-owned subsidiary of MSBVI), Creative Gains would be merged with and into China Metro, the separate company existence of Creative Gains would cease and China Metro would become a wholly-owned subsidiary of MSBVI. If the Merger Agreement is adopted and the Merger is subsequently consummated, each outstanding share of China Metro as of the effective date of the Merger will be converted automatically into the right to receive the number of MSBVI ordinary shares equal to 57,443,238 divided by the number of China Metro ordinary shares outstanding as of immediately prior to the Merger. As a result, based on 100 ordinary shares of China Metro expected to be outstanding as of immediately prior to the Merger, an aggregate of 57,443,238 ordinary shares of MSBVI are expected be issued in connection with the Merger (with cash paid for fractional shares), of which 37,338,104 ordinary shares are expected to be issued to Kind United Holdings Ltd., the controlling shareholder of China Metro under the control of Mr. Cheng, or Kind United, and the remaining 20,105,130 ordinary shares of MSBVI are expected to be issued to the non-controlling shareholders of China Metro.

In respect of the acquisition of the equity interest of China Metro controlled by Mr. Cheng, since both MSBVI and China Metro are under common control of Mr. Cheng prior to and after the Merger, the Merger will be accounted for as a combination of entities under common control in a manner similar to pooling of interests. On this basis, the consolidated financial statements of MSBVI for periods prior to the Merger will be restated to include, to the extent of equity interest of China Metro held by Mr. Cheng, the assets and liabilities and results of operations of China Metro for those periods as if MSBVI had been the holding company of China Metro at the beginning of the financial period reported in the consolidated financial statements or when MSBVI and China Metro became under common control by Mr. Cheng, whichever is later, and all assets and liabilities of China Metro will be stated at historical carrying amounts. The consideration for the acquisition will be treated as an equity transaction at the completion date of the Merger.

In respect of the acquisition of the non-controlling interests of China Metro by MSBVI pursuant to the Merger Agreement, it would be accounted for as an acquisition of minority interests using the entity concept method whereby the difference between the consideration and the book value of the share of the net assets of China Metro acquired is recognized as an equity transaction.

For the purpose of the preparation of these unaudited pro forma condensed combined financial statements, they are presented as if the Merger (including the acquisition of the non-controlling interests of China Metro) had been completed on (i) December 31, 2009 in respect of the unaudited pro forma condensed combined statement of financial position of the Combined Group, and (ii) April 1, 2008 in respect of the unaudited pro forma condensed combined income statements of the Combined Group for each of the nine months ended December 31, 2009 and the year ended March 31, 2009.

2.	The balances are extracted from the unaudited condensed consolidated interim financial statements of MSBVI for the nine months ended December 31, 2009, prepared in accordance with IFRS, as provided in the section entitled “Financial Statements” in this proxy statement.

As disclosed in note 1 to the above-mentioned unaudited interim condensed consolidated financial statements of MSBVI for the nine months ended December 31, 2009, MSBVI was previously a wholly-owned subsidiary of MSHI. On August 25, 2009, at a general meeting, for the purpose of the redomiciliation of the MSBVI Group from the United States to the British Virgin Islands, the shareholders of MSHI resolved to carry out a group reorganization, or the Reorganization, whereby MSHI was to be dissolved and liquidated and MSBVI was to become the new holding company of the MSBVI Group and to contractually assume all rights, title, obligations and liabilities of MSHI pursuant to the terms and subject to the conditions of the agreement and plan of the dissolution and liquidation of MSHI. As a result of the

Reorganization, MSBVI succeeded MSHI as the holding company of the MSBVI Group on August 25, 2009 with its ordinary shares being listed on the NYSE Amex as a non-United States domestic company. From its inception in August 1995 through the effective date of the Reorganization on August 25, 2009, MSBVI was a wholly-owned subsidiary of MSHI.

Upon the effective date of the Reorganization, MSBVI and its subsidiaries continued to conduct the business previously conducted by MSHI and its subsidiaries (including MSBVI). Although the dissolution and liquidation of MSHI resulted in the cessation of MSHI as the holding company of the MSBVI Group, the dissolution and liquidation had no material impact on MSHI’s financial condition or operating results, other than the costs incurred in connection with its dissolution and liquidation. As MSBVI contractually assumed all rights, title, obligations and liabilities of MSHI upon the terms and subject to the conditions of the agreement and plan of the dissolution and liquidation, there was a continuation of the risks and benefits to the ultimate controlling owners that existed prior to the planned dissolution and liquidation of MSHI. Accordingly, the Reorganization was accounted for as a reorganization of entities under common control in a manner similar to pooling-of-interests. On this basis, the consolidated financial statements of MSBVI for periods prior to the Reorganization will be restated for those periods as if MSBVI had been the holding company of the MSBVI Group at the beginning of the financial period reported in the financial statements. Accordingly, the unaudited condensed consolidated income statement of MSBVI for the nine months ended December 31, 2009 used for the preparation of these unaudited pro forma condensed combined financial statements included the results of MSHI from April 1, 2009, and all assets and liabilities of MSHI assumed had been stated at historical carrying amounts in the unaudited condensed consolidated statement of financial position of MSBVI as at December 31, 2009.

3.	The balances are extracted from the unaudited condensed consolidated interim financial statements of China Metro for the nine months ended December 31, 2009, prepared in accordance with IFRS, as included in the section entitled “Financial Statements” in this proxy statement.

4.	The balances are extracted from the audited consolidated financial statements of MSHI for the year ended March 31, 2009, prepared in accordance with IFRS, as included in the section entitled “Financial Statements” in this proxy statement.

As mentioned in note 2 above, MSBVI is the successor-in-interest of MSHI and therefore the audited consolidated financial statements of MSHI for the year ended March 31, 2009, prepared in accordance with IFRSs, have been used for the preparation of the unaudited pro forma combined income statement for the year ended March 31, 2009.

5.	The balances are extracted from the audited consolidated financial statements of China Metro for the year ended March 31, 2009, prepared in accordance with IFRS, as included in the section entitled “Financial Statements” in this proxy statement.

6.	The adjustment for the expected issuance of 37,338,104 ordinary shares of MSBVI (note 1) to Kind United, which is controlled by Mr. Cheng and which owned 65% equity interest in China Metro as of December 31, 2009.

As of December 31, 2009, Mr. Cheng, who is the controlling shareholder of MSBVI, owned approximately 64% of an entity that holds approximately 72% of Kind United which holds 65% equity interest of China Metro and has unilateral control over China Metro. Accordingly, as mentioned in note 1 above, both MSBVI and China Metro were under common control by Mr. Cheng as of December 31, 2009 and are expected to be under common control as of immediately following the Merger. The Merger, to the extent of equity interest of China Metro controlled by Mr. Cheng, would be accounted for as a combination of entities under common control in a manner similar to pooling of interests. On this basis, the difference between the nominal value of MSBVI’s new shares issued to Kind United for the acquisition of 65% equity interest of China Metro and the nominal value of 65% outstanding shares of China Metro is debited to the combined reserves, which is calculated as follows:

HK$’000
Nominal value of the 37,338,104 new shares of MSBVI of US$0.001 issued to Kind United for the Merger (note)	291
65% of the nominal value of the 65 shares of China Metro of US$1.00 outstanding immediately prior to the Merger (note)	(1)

Amount debited to the combined reserves in the unaudited pro forma condensed combined statement of financial position	290

Note: Nominal value amounts are translated at an exchange rate of US$1:HK$7.8.

7.	The adjustment for the expected issuance of approximately 20,105,130 ordinary shares of MSBVI (note 1) to the non-controlling shareholders of China Metro for the acquisition of 35% equity interest of China Metro in aggregate pursuant to the Merger Agreement.

As mentioned in note 1 above, the acquisition of the 35% non-controlling interests in China Metro would be accounted for as an acquisition of minority interests using the entity concept method whereby the difference between the consideration and the book value of the share of the net assets of China Metro acquired is recognized as an equity transaction, which is calculated as follows:

	Issued capital	Share premium	Total
	HK$’000	HK$’000	HK$’000
Fair value of the approximately 20,105,130 new shares of MSBVI of US$0.001 each issued to the non-controlling shareholders of China Metro pursuant to the Merger (note (i))	157	783,943	784,100

Non-controlling interest in the net assets of China Metro as at December 31, 2009 (35% equity interest of China Metro) (note (ii))			88,334

Amount charged against the combined reserves in the unaudited condensed combined statement of financial position			695,766

Notes:

(i)

The fair value of the approximately 20,105,130 new shares of MSBVI expected to be issued to the 35% non-controlling shareholders of China Metro was determined based on an assumed price of US$5.00 per share pursuant to the Merger Agreement, as translated at an exchange rate of US$1=HK$7.8. The US$5.00 per share assumed price is not intended to serve as a projection by MSBVI of the trading price of MSBVI’s ordinary shares upon or immediately following completion of the Merger. However, the fair value of these shares issued as consideration for the Merger and used for the purpose of the unaudited pro forma condensed combined financial statements set out above may be substantially different from the fair value of the shares issued as consideration for the Merger on the date of the completion of the Merger. Accordingly, the actual amount that is to be charged against the Combined Group’s consolidated reserves may differ significantly from that determined above.

(ii)	The unaudited net assets of China Metro as at December 31, 2009 amounted to HK$252,383,000, as extracted from the unaudited interim condensed consolidated financial statements of China Metro for the nine months ended December 31, 2009, which are included elsewhere in this proxy statement.

8.	Being the adjustments to align the classification of balance sheet and income statement items for the purpose of these unaudited pro forma condensed combined financial statements.

9.	Shares used in earnings per share calculation

	Year ended March 31, 2009	Nine-month period ended December 31, 2009
Shares used in calculating basic and diluted earnings per share on a pro forma basis:
Weighted average ordinary shares outstanding used in computing basic and diluted earnings per share for MSBVI	6,382,582	6,382,582
Issuance of ordinary shares to convert all outstanding shares of China Metro	57,443,238	57,443,238

	63,825,820	63,825,820

MARKET PRICE FOR MSBVI ORDINARY SHARES, DIVIDENDS AND OTHER MATTERS

Market Price

MSBVI’s ordinary shares have been listed on the NYSE Amex under the symbol “MHJ” since August 25, 2009. From August 8, 2005 through August 25, 2009, the common stock of MSBVI’s predecessor-in-interest, MSHI, was listed on the NYSE Amex under the symbol “MHJ.” From 1987 to 2005, MSHI’s common stock was reported on the Over-The-Counter (OTC) Electronic Bulletin Board under the symbol “MSHI.OB.” The preferred shares of MSBVI are unlisted.

Historical market price data for China Metro has not been presented as there is no established trading market in China Metro’s ordinary shares.

The following table sets forth, for the periods indicated, the high and low sales prices for the ordinary shares of MSBVI from August 25, 2009 to January 31, 2010, and the common stock of MSHI from April 1, 2007 through August 24, 2009 on the NYSE Amex.

	Over the Quarter		On the Last Day of Quarter
	High	Low	High	Low
	US$
2010
First Quarter (April-June 2009)	4.46	1.85	2.30	2.28
Second Quarter (July-September 2009)	2.89	1.70	2.55	2.38
Third Quarter (October-December 2009)	2.99	2.15	2.42	2.19
Fourth Quarter (January 1-31, 2010)	2.80	2.08	2.40	2.23
2009
First Quarter (April-June 2008)	8.35	5.50	6.90	6.17
Second Quarter (July-September 2008)	6.50	2.62	3.49	2.80
Third Quarter (October-December 2008)	3.48	1.10	1.46	1.43
Fourth Quarter (January-March 2009)	1.92	0.96	1.92	1.68
2008
First Quarter (April-June 2007)	9.34	5.62	8.88	8.38
Second Quarter (July-September 2007)	15.95	6.92	12.91	12.05
Third Quarter (October-December 2007)	16.46	8.06	9.83	8.80
Fourth Quarter (January-March 2008)	9.00	5.30	6.90	5.90

On February 18, 2010, the last trading day before the public announcement of the Amendment, the Merger Agreement and the Merger, the closing price per MSBVI ordinary share on the NYSE Amex was US$2.00, and the high and low sales prices were US$2.02 and US$1.91, respectively.

Dividends

On June 28, 2007, MSHI declared a return of capital in the amount of US$1,595,642 (US$0.25 per share of common stock) to its shareholders of record on July 24, 2007. MSHI did not pay cash dividends in fiscal years 2007 and 2008. Any future determination to pay cash dividends will be at the discretion of our board of directors and will depend upon our financial condition, operating results, capital requirements, any applicable contractual restrictions and such other factors as our board of directors deems relevant. Cash dividends, if any, on the ordinary shares of MSBVI will be paid in U.S. dollars.

We are a holding company incorporated in the British Virgin Islands, and will rely principally on dividends, loans or advances paid to us by our subsidiaries incorporated in China for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. PRC law restricts the ability of our subsidiaries incorporated in the PRC to transfer funds to us in the form of cash dividends, loans or advances. PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, under current PRC laws, regulations and accounting standards, each PRC subsidiary is required to allocate at least 10% of its after-tax profit based on PRC accounting standards to its general reserves each year until the cumulative amount of these reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. As of March 31, 2009, these general reserves amounted to RMB10,555,000 (HK$12,057,000). Further, at the discretion of their boards of directors, our PRC subsidiaries may allocate a portion of their after-tax profits to their employee welfare and bonus funds, which may not be distributed to us. These restrictions have not historically had, and are not expected in the future to have, a material impact on our ability to meet our financial requirements.

Any dividends paid by a PRC subsidiary to an immediate holding company that is incorporated in Hong Kong will be subject to a withholding tax at the rate of 5%, provided the Hong Kong incorporated subsidiary is not considered to be a PRC tax resident enterprise.

If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10%.

Shareholders

The number of record holders of our ordinary shares as of the close of business on February 19, 2010, the record date for the Meeting, was approximately 165. This number does not include an indeterminate number of shareholders whose shares are held by brokers in street name.

Ordinary Shares

As of the close of business on the record date, we had 6,382,582 ordinary shares at US$0.001 par value per share issued and outstanding.

Preferred Shares

As of the close of business on the record date, we had 100,000 preferred shares at US$0.001 par value per share issued and outstanding, each with a liquidation preference of US$25.00 per share.

CHINA METRO BUSINESS DESCRIPTION

In this section, “we”, “us” and “our” refer to China Metro and its subsidiaries as the context requires.

Organizational Structure

The following chart shows our corporate structure as of December 31, 2009, including all our subsidiaries, with the shareholding percentage and jurisdiction of incorporation of each company:

*	Name changed from Mega Dragon Limited on January 5, 2010 and is undergoing redomiciliation to the British Virgin Islands.

Business Overview

China Metro, through its principal subsidiary, China Northeast, is a developer and operator of integrated agricultural logistics and trade centers called “China Northeast Logistics City” in Tieling City, Liaoning Province, the People’s Republic of China.

China Northeast operates in four segments: (1) property development, which engages in the development of integrated agricultural logistics and trade centers and supporting residential properties; (2) property investment, which invests in integrated agricultural logistics and trade centers and supporting facilities; (3) property management, which engages in the management of China Northeast’s developed properties; and (4) other supporting operations, such as hotel services, information technology services, trade and exhibition services.

China Northeast Logistics City has a single integrated agricultural logistics and trade center platform in operation in Tieling City, Liaoning Province, which mainly focuses on agriculture industry, including agricultural products, agricultural machineries, fertilizers and chemicals, and automobiles.

Upon the completion of Phase I, China Northeast Logistics City will have a planned total GFA of approximately 2.7 million square meters. We sell and lease trade center units at China Northeast Logistics City to agricultural traders, farmers, domestic and international suppliers, distributors of raw materials and agricultural products, and we provide superior facilities and an integrated platform from which to display and sell their agricultural or related products to buyers. We focus on developing our trade centers by providing superior project planning and managing completed trade centers with quality services. We intend to maintain an optimal mix between trade center units for sale and trade center units held as investment properties. As of December 31, 2009, a total GFA of 116,101 square meters were completed, with an average selling price of approximately RMB3,600 per square meter (approximately RMB3,100 per square meter and approximately RMB3,800 per square meter for trade center units and shops, respectively), and more than 1,000 independent individuals had entered into sales and purchase agreements to sell more than 89,000 square meters of GFA, or approximately 77% of our completed GFA.

China Northeast Logistics City provides a wide range of products and services necessary for agricultural production in Northeast China, including farm equipment, financial services, grain agronomy, marketing, storage and transportation. We also facilitate and make available to our trade center tenants and their customers a full range of integrated logistics and trade facilities and services, including transportation services, bonded, unbonded and export supervised warehouses, logistics liaison services, on-site logistics service providers and quality testing services. The logistics services are provided by on-site joint venture and third party service providers in our facilities at Liaoning Province. In addition, we provide value-added exhibition and conference, residential, hotel and office facilities and procure other parties to provide banking and advertising services as well as food and beverage services. Our business model is further augmented by the on-site presence of PRC Government agencies, which offer a diverse range of services, including registration and compliance, customs, tax administration, public security and human resources services primarily to trade center tenants, farmers and other customers.

China Northeast Logistics City is strategically located in Manchuria. “Manchuria” is a historical name given to a vast geographic region in northeast Asia. Depending on the definition of its extent, Manchuria either falls entirely within China or is divided between China and Russia. The region is commonly referred to as Northeast China (Chinese: ; pinyin: Dōngběi). A region of northeast China comprising the modern-day provinces of Heilongjiang, Jilin and Liaoning, Northeast China is fertile and densely populated, and it has been a major manufacturing and agricultural center of China. It is one of the few areas in the country suitable for large-scale mechanized agriculture and has numerous collective farms. Long, severe winters limit harvests to once a year, but considerable quantities of soybeans are produced. Sweet potatoes, beans and cereals (including rice, wheat, millet and kaoliang) are also grown, and cotton, flax and sugar beets are raised as industrial crops. The processing of soybeans into oil, animal feed and fertilizer is centered in cities in or near the plain, notably Changchun, Harbin and Shenyang. Livestock are raised in the north and the west, and fishing is important off the Yellow Sea coast. China Northeast Logistics City is also centered within an extensive transportation network of airports, railways, port facilities and highways that facilitate trade in the region.

Phase I trade centers commenced construction in January 2008 and began operating in August 2009. Our development activities consist of site selection, land acquisition, project design and construction of trade centers, warehouse facilities and supporting commercial and residential facilities. Our operations consist of the operation of these trade centers and facilities on our project sites. China Northeast is treated as a real estate developer by the government authorities in Liaoning Province, and being a newly formed enterprise, it is required to obtain a short-term (one year) qualification certificate for real estate development, which is renewed annually as necessary.

China Northeast Logistics City as a whole, including all trade centers and supporting commercial, warehouse and residential facilities, is expected to cover a total planned GFA of approximately 8 million square meters upon completion of all phases at the end of 2017.

As of December 31, 2009, our total investment for Phase I of China Northeast Logistics City is approximately RMB671.9 million (US$98.5 million).

All of our revenues during the track record period were derived from our operations at China Northeast Logistics City, and were from sales of trade center units. Although we do not generate significant revenue from the logistics and other supporting services available at our trade centers, these services facilitate the operations of our trade center tenants and form an integral part of our trade center operations. In addition, the breadth of our supporting facilities and services distinguishes us from other trade centers in the PRC, and we believe they are important factors in attracting trade center tenants, farmers and customers.

Changes in fair values of our investment properties under construction were HK$145.6 million (US$18.7 million) as of December 31, 2009. As of December 31, 2009, changes in fair values of investment properties under construction represented 73% of our net profit after taking into account relevant deferred income tax.

The following map illustrates the geographic location of our project in Tieling City, Liaoning Province:

Completed Property Development

Phase I of China Northeast Logistics City will cover a planned GFA of approximately 2.7 million square meters. Construction of 116,101 square meters of trade centers were completed in March 2009 and commenced business in August 2009.

Properties under Development

We are currently constructing additional trade centers and supporting facilities for Phase I, with a planned GFA of approximately 133,899 square meters. We expect the additional trade centers and supporting facilities to be completed in stages by the first quarter of 2010.

Properties Planned for Future Development

We plan to develop and construct additional trade centers, supporting commercial office buildings, hotels, warehouses and residential facilities on the remaining area of Phase I, which is approximately 2.45 million square meters. We expect to complete Phase I construction by 2017.

The planned site area for Phase II will be approximately 2.1 million square meters according to a framework agreement that was signed in 2006. We are in the initial planning stages for Phase II of China Northeast Logistics City, and we have not yet obtained the necessary land-use rights certificates.

Competitive Strengths

We believe that we are well-positioned to take advantage of the continued strong growth in the trade of agricultural industrial materials as a result of China’s growing position as a global manufacturing and export center and China’s increasing domestic consumption. We believe that we have the following competitive strengths:

Our unique business model provides an integrated platform for our trade center tenants and their customers to receive a comprehensive range of trade, logistics and supporting services.

The scale and scope of China Northeast Logistics City, which serves agricultural and related industries, attracts buyers and sellers seeking to take advantage of the synergies present within our integrated logistics and trade centers. Buyers are able to meet their purchasing needs for a wide range of agricultural raw materials and products as well as effectively diversify and tailor their sourcing needs. Sellers are able to streamline their business operations by taking advantage of the full range of on-site logistics and trade solutions available at our trade centers. In addition, hotel and restaurant facilities are available on-site for the convenience of trade center tenants and their customers. As our trade centers serve as a wholly integrated, single shop for both buyers and sellers, we believe this business model will continue to set us apart from our competitors and attract new tenants and customers, and allow us to retain our current tenants and customers.

Our current and planned integrated agricultural logistics and trade centers are strategically located in fast growing agricultural, manufacturing and economic centers in Manchuria near well-developed transportation networks and infrastructure.

Manchuria’s vast timber reserves have been damaged by excessive cutting. Mineral resources – chiefly coal and iron – are concentrated in the southwest, with a large colliery at Fushun and a large steel mill at Anshan. Magnetite, copper, lead and zinc are also important, and there is a large oil field at Daqing, northwest of Harbin. Uranium and gold deposits have also been found in the area.

The great Manchurian plain (average elevation c.1,000 ft/300 m), crossed by the Liao and Songhua Rivers, is the only extensively level area. Fertile and densely populated, it has been a major manufacturing and agricultural center of China. As one of the few areas in the country suitable for large-scale mechanized agriculture, it has numerous collective farms. Long, severe winters limit harvests to one a year, but considerable quantities of soybeans are produced. Sweet potatoes, beans and cereals (including rice, wheat, millet and kaoliang) are also grown, and cotton, flax and sugar beets are raised as industrial crops. The processing of soybeans into oil, animal feed, and fertilizer is centered in cities in or near the plain, notably Changchun, Harbin and Shenyang. Livestock are raised in the north and the west, and fishing is important off the Yellow Sea coast.

In addition, China Northeast Logistics City is connected to each of the major railway arteries in Northeast China as well as at least two major highways linking each of the major cities in the Manchuria region, Russia, North Korea and South Korea. Located in Bohai sea region, China Northeast Logistics City also has access to heavy port facilities in the Yellow Sea coast.

Below is a map that sets out the location of China Northeast Logistics City and the surrounding transportation network in the Manchuria area.

We enjoy strong municipal and regional government support in the locations in which we currently plan to operate.

In selecting new sites for our projects, we strategically seek out locations in which local and regional governments have actively expressed a desire to develop industrial integrated logistics and trade services in their long-term plans. In so doing, we are able to ensure that our business operations are closely aligned with the long-term economic development plans of the region in which we develop and operate. With respect to China Northeast Logistics City, with local administrative support, we were able to secure a plot of land in excess of one square kilometer quickly, efficiently and in accordance with relevant approval procedures. Pursuant to the terms of our mutual agreement, representatives of the Tieling City municipal government undertook responsibility for relocating all prior occupants of the land as well as improving roads and infrastructure within China Northeast Logistics City. In addition, as part of a broader effort to improve local transportation infrastructure, government authorities have also undertaken construction of new roads and other supporting infrastructure surrounding China Northeast Logistics City. Several PRC Government agencies also plan to have an on-site presence at China Northeast Logistics City to assist trade center tenants and other visitors. We believe China Northeast Logistics City will remain an important part of the municipal and regional governments’ overall strategy to develop the local economy by creating new jobs, contributing increased tax revenues and attracting new manufacturing plants and commercial development to the Manchuria area.

Our founding shareholders and investors possess in-depth experience and extensive networks of contacts within their respective industries.

Our two founding shareholders, each of whom are either chairmen or executive directors of leading manufacturing and industrial companies based in Hong Kong with operations in the PRC, have extensive experience and a well-developed network of contacts in their respective industries and have provided a firm foundation for our operations and future development. Mr. Cheng Chung Hing, Ricky, one of our founding shareholders, is also the Chairman of Shenzhen Logistics and Supply Chain Managers Management Association. Our founding shareholders are also members of the Shenzhen and Liaoning committees of the Chinese People’s Political Consultative Conference.

We have a strong, experienced management team with a demonstrated record of success.

We consider the strength of our senior management team to be fundamental to the success of our integrated logistics and trade center development projects. We rely on our senior management’s experience and insight on important factors that contribute to the success of our projects, such as careful site selection, detailed project management, stringent cost control and effective quality control. Our senior management team also has extensive experience in real estate operations and financial management, which we believe provides us with a key competitive advantage. Our financial team includes professionals with experience in financial management, mergers and acquisitions, capital markets financing and corporate restructuring. Furthermore, we have developed a strong sales team with specialized experience in each of the different trade and logistics services industries represented at China Northeast Logistics City. We believe our management team’s comprehensive industry background has helped us to achieve our past success and will enable us to successfully implement our growth strategies in the future.

Strategy

Our objective is to become the leading developer and operator of large-scale, agricultural industrial integrated logistics and trade centers in the PRC. To achieve this objective, we intend to implement the following strategies:

Maximize occupancy rates, rental rates and traffic flow in our existing and planned trade centers

We plan on maximizing occupancy rates, rental rates and traffic flow in our existing and planned industrial integrated logistics and trade centers by implementing the following initiatives:

•

Provide preferential rental terms to maximize occupancy rates and increase rental rates as occupancy rates increase. Our operating strategy of the integrated logistics and trade centers aims to first achieve high occupancy rates and attract a high-quality tenant base, and then increase rental rates steadily as occupancy rates increase. We intend to attract quality tenants to our trade centers by offering preferential rental rates and other more attractive leasing terms than those offered by our competitors, such as rent free periods based on advance rental payments made by tenants. We intend to increase rental rates after the initial lease period, by which time we believe our tenants who have established their business in our trade centers and are benefiting from the full range of integrated logistics, trade and supporting facilities will have strong incentives to renew their leases. We anticipate favorable upward trends in rental rates and sales prices for our trade center units, driven by (1) continuing growth in the manufacturing and export industries in China, which we expect to generate additional demand for space in integrated logistics and trade centers, and (2) higher quality features to be developed in the trade centers of Phase II of China Northeast Logistics City, which we expect will be offered at higher rental rates than those charged for trade centers in Phase I.

•

Continue to offer integrated logistics services to increase customers’ access to the global supply chain. We intend to optimize our offerings of integrated logistics services, including warehouse, liaison and on-site logistics services and transportation services, in order to facilitate individual needs and order requirements of trade center tenants and their customers. By integrating logistics and trade functions and providing ready access to necessary services for trade center tenants and their customers, we believe we will be able to outperform our competitors in advancing and expediting the business interests of trade center tenants.

•

Leverage and improve supporting infrastructure and services. We will seek to enhance the market demand for our trade center units by leveraging and improving the auxiliary services available to our trade center tenants and their customers. In developing supporting infrastructure and services at China Northeast Logistics City, we have entered into strategic alliances and arrangements with a variety of third party service providers, including one of China’s leading banks, Agricultural Credit Union, and a telecommunications company. In addition, we will offer conference and exhibition facilities to the agricultural and related industries participants.

Build our market position and enhance our brand recognition

We intend to augment our sales and marketing program to further strengthen our market position and enhance brand recognition by using a variety of promotional, advertising, public relations and customer service campaigns in China, Russia and Korea. We will emphasize the competitive strengths of our trade centers, including strategic location, integration into the global logistics supply chain, strong supporting infrastructure and services and high quality and superior management in our marketing efforts. Our marketing promotions and advertising campaigns will target domestic and multinational companies active in the industries represented at our trade centers. We believe that these marketing activities will better enable us to promote our trade centers, attract quality trade center tenants and enhance our brand recognition among domestic and international buyers and suppliers of industrial materials and finished goods, creating higher demand for our trade center units.

Achieve and maintain an optimal mix between properties for sale and investment properties

We do not have any limitations or constraints in sales or leasing. We intend to maintain an optimal mix of properties generating long-term recurring income and capital appreciation, and properties generating profit from sales. We intend to strategically balance the amount of GFA for sale and for investment in our completed projects and properties under development and planned for future development in order to enhance our working capital position and to finance a portion of our project development costs.

Trade Center Project

We currently have one large-scale integrated logistics and trade center project in various stages of development.

Our trade center project is classified into:

•

Properties under development, representing properties for which we have obtained land-use rights certificates and have planned or commenced construction. One of the properties under development is the “Construction Materials Depot” trade center, which is a construction materials and accessories trade center.

•	Properties under planning, representing development activities consisting of site selection, land acquisition and project design.

In determining the estimated commencement and completion dates for our properties under development and planned for future development, we rely on certain assumptions, including that: (1) there will be no material changes with respect to the general economic conditions in the PRC, performance of the PRC property market or demand for industrial materials, particularly in the regions where we plan to develop such properties; (2) there will be no material change in the regulatory regime governing the real estate market in the PRC which adversely affects our ability to develop such properties; (3) there will be no significant obstacles in obtaining necessary licenses and approvals to develop such properties; (4) we will be able to obtain adequate funding through internal financing, bank borrowings and shareholder loans, as well as expanding our sources of external financing, including access to debt and equity financing, to develop such properties; (5) we will be able to obtain sites identified for future development pursuant to the terms of the master agreements governing the construction and development of such projects; (6) we will be able to obtain land-use rights and building ownership certificates necessary to commence development of such projects; (7) the services rendered by independent contractors engaged in the construction of such properties will be performed in a satisfactory manner that meets our quality requirements; (8) there will be no material increase in the costs of construction materials and labor in the PRC; and (9) we will not be involved in any material legal or other governmental proceedings arising from the transfer or development of such properties.

Land-Use Rights and Building Ownership Rights

There are two types of title registrations in the PRC: land registration and building registration. Land registration is evidenced by the issuance of a land-use rights certificate by the relevant authority. A land-use rights certificate is the evidentiary legal document to demonstrate that the registered land user has the lawful right to use the land during the term stated therein, including the right to assign, mortgage or lease the land. Building registration is evidenced by the issuance of a building ownership certificate. The holder of a land-use rights certificate who is issued a building ownership certificate holds land-use rights and owns the building erected on the land. All holders of land-use rights, and other rights in respect of the land, such as the right to buildings erected on the land, must register their lawful state-owned land-use rights, as well as ownership rights to the buildings. Under PRC law, land-use rights and building ownership rights which are duly registered are protected by law.

PRC law prescribes different maximum periods for the grant of a land-use right by the PRC Government to the land user, subject to the payment of the land grant fee by the land user. The maximum period depends upon the use of the land, and varies from 40 years for commercial, tourism and entertainment uses to 70 years for residential uses. The most common term is 50 years, such as for industrial, warehouse, office and other uses. For further information, please see “Regulation of China Metro.”

China Northeast Logistics City

We have received land-use rights with respect to approximately 1,788,308 square meters of a total site area of approximately 3.9 million square meters GFA planned for development for China Northeast Logistics City. Other than as discussed below, we have obtained all necessary land-use rights and building ownership certificates to conduct our operations at China Northeast Logistics City. The land-use rights for the Phase I are for a period ranging from 40 to 70 years commencing from the respective dates as specified in the land-use rights certificates.

We have paid for and signed a land grant contract with the government for approximately 1,788,308 square meters of land planned for use in Phase I, representing approximately 46% of the total site area for China Northeast Logistics City. As of February 19, 2010, we received all land-use rights for Phase I of our development. All the land has gone through auctions.

Under relevant PRC laws and regulations, idle land is subject to (a) payment of idle fees equivalent to 20% of the land grant fees paid for these parcels of land, or (b) in more serious cases, potential forfeiture.

Based on the advice of our PRC legal counsel, Commerce & Finance Law Offices, we believe that we comply with relevant PRC laws and regulations with respect to the land and we do not believe our land is subject to payment of any idle fees or forfeiture.

Sales and Marketing

As of March 31, 2009, we had a team of approximately 67 sales and marketing and customer services personnel located in Tieling City who are responsible for the sales, leasing and marketing of the store units in the trade centers and the other properties in China Northeast Logistics City. Once a project is completed, our sales and marketing staff will also develop advertising and rental plans for the properties held for rental, and sales plans for the store units to be sold to purchasers of the properties. We will also engage other independent professionals in the PRC to prepare marketing studies to assist us in developing our advertising and sales and rental plans. This process also includes a determination of target customers, as well as strategies to maximize usage and revenues from the property.

We conduct marketing of China Northeast Logistics City through a variety of channels, including the network of our founding shareholders, advertising media, events and exhibitions and activities of trade associations. We also have our own website which provides a platform for promoting China Northeast Logistics City and the business carried out therein.

Lease Agreements

China Northeast Logistics City Phase I

Overview

As of December 31, 2009, we had approximately 1,048 completed trade center units for lease at Phase I of China Northeast Logistics City. Leasing of trade center units and commercial facilities is conducted by our sales and marketing department. Prospective tenants complete an application containing information as to desired location of the rental units and facilities, and pay a nominal deposit. We review the application and, if appropriate, provide a detailed proposal of the rental unit, as well as deposits, rental rates, management fees and any rent abatement or rent-free periods. Once an agreement is reached with a tenant, a lease agreement is executed.

Preferential Payment Terms

In an effort to attract tenants as part of the initial leasing-out period of Phase I trade center units, we provided early tenants with preferential rental rates and rent-free periods of 24 months for a three-year lease, based primarily on the length of the lease agreements.

We currently offer preferential rental rates to all of our Phase I trade center tenants. The discounts offered to tenants depend on a variety of factors, including the duration of the lease, the type and location of the trade center for the unit to be leased, and the credit of the tenant. We also offer additional discounts to those tenants who make rental payments in advance. Tenants who make rental payments in advance typically receive a discount based on the length of the prepayment term. In addition, we offer incentive discounts to existing tenants who choose to enter into new lease agreements following the expiration of their initial lease terms and pay a portion of their rent in advance. As of December 31, 2009, taking into account the above preferential terms, the average effective monthly rental rate for our Phase I trade center units is approximately RMB33 per square meter annually (excluding management fees).

Intellectual Property Rights

We have registered the trademark “ ” (China Northeast Logistics City) and its logo with the Trade Marks Registry in Hong Kong, and we have submitted applications for registration of the trademarks “ ” and “NLC” with the PRC Trademark Office under various categories relating to metals, textiles, machines, electronics and many other categories. We also have registrations pending in the Trade Marks Registry in Hong Kong with respect to the logo of “China Metro Rural Exchange” under some additional categories.

We are also the owner of the domain names of “nlc88.com”, “ ..com”, “www.chinamrx.com” and “www.chinametrorural.com”.

Insurance

We had purchased construction all-risk insurance during the construction of certain trade centers (which are now completed and the insurance has expired). With respect to our ongoing construction projects, we require our contractors to insure the construction through all-risk insurance. There are, however, certain types of risks that are not covered by our (or our contractors’) insurance policies, including losses resulting from war, nuclear contamination, tsunami, pollution and acts of terrorism. As of December 31, 2009, we had not experienced any significant loss or damage to our properties.

In addition, we maintain employer’s liability insurance covering bodily injury, medical treatment and litigation expenses for our employees. We also insure our automobiles through automobile insurance covering collision damage and various types of liability.

Employees

As of December 31, 2009, China Metro and all of its direct and indirect subsidiaries had a total of approximately 217 employees. The following table sets forth a breakdown of our management and employees by function as of December 31, 2009.

Our Employees	Number of Employees
Management	15
Sales and customer services	59
Construction(1)	23
Finance, internal audit and company secretarial	16
Administration and personnel	26
Legal and compliance	3
Management information system	2
Marketing	8
Property management(2)	62
Purchasing and others	3

Total	217

(1)	Construction employees include personnel to oversee the construction process, construction related compliance matters and project budget.
(2)	Of the 62 property management employees, 32 are security guards.

We believe that we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations. Our employees currently are not party to any collective bargaining agreement, and no labor union has been organized to represent our employees.

As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including pension, work-related injury benefits, maternity insurance, medical and unemployment benefit plans.

We are required under PRC law to make defined contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date.

In addition, we operate a defined contribution Mandatory Provident Fund retirement benefits scheme, or the MPF Scheme, as required under the Mandatory Provident Fund Schemes Ordinance, for our eligible employees in Hong Kong. Contributions are made based on a percentage of the employees’ basic salaries. The assets of the MPF Scheme are held separately from China Metro-Rural Exchange Limited in an independently administered fund, and the employer contributions vest fully with the employees when contributed into the MPF Scheme.

The total amount of contributions we made to employee benefit plans in fiscal years 2007, 2008 and 2009 was US$0, US$21,805 (or HK$170,082) and approximately US$91,100 (or HK$710,581), respectively.

Facilities

Our registered office is located at Room 803, 8/F, Tower 1, The Gateway, 25 Canton Road, Tsimshatsui, Kowloon, Hong Kong. Our registered office, which comprises approximately 1,072 square feet pursuant to a lease that expires on December 14, 2012, is staffed by management and office personnel. Our China office is located at 12/F Xinyoung Building, 32 Guangyu Street, Yinzhou District, Tieling City, Liaoning Province, PRC. Our sales office, which comprises approximately 7,400 square meters in supporting commercial facilities located within China Northeast Logistics City, is also staffed by management and office personnel. We have land-use rights and building ownership rights for the buildings in which our Tieling City office and security monitoring center are located.

Legal Proceedings

As of January 31, 2010, we were not a party to any litigation, arbitration or claim of material importance, and the Directors were not aware of any pending or threatened litigation, arbitration or claim of material importance against China Metro or any of its subsidiaries.

Material Contracts

As of December 31, 2009, China Metro had a total of approximately 20 contracts with payment obligations over RMB10,000,000, or US$1.5 million, which we consider our material contracts. The total sum of these material contracts is approximately RMB485 million, or approximately US$71 million, out of which approximately RMB418 million, or approximately US$61.2 million, are settled. The outstanding contract sum is approximately RMB67 million, or approximately US$9.82 million, representing unpaid work done or work to be performed. The contracts are mainly in connection with Phase I construction, decoration, infrastructure and other constructions. All material contracts were signed with independent third parties. Our construction department is responsible for inviting contractors, material suppliers and non-design related consultants to submit competitive bids for the construction work and choosing the providers.

REGULATION OF CHINA METRO

The following section sets forth a summary of the most significant PRC laws and regulations that affect China Metro. For a description of the legal risks relating to government regulation of China Metro’s business, and in particular the land system in China, please see “Risk Factors.”

In this section, references to “China Metro” are to China Metro-Rural Limited, a Cayman Islands company that is expected to redomicile in the British Virgin Islands prior to completion of the Merger, and/or, as the context requires, its subsidiaries: China Metro-Rural Exchange Limited, a Hong Kong company; China Northeast Logistics City Co., Ltd., a PRC company, or China Northeast; Tieling Northeast City Advertisement Co., Ltd., a PRC company; Tieling North Asia Property Management Co., Ltd., a PRC company; Tieling Beiya Co., Ltd., a PRC company; and/or Tieling Vehicle Transaction Co., Ltd., a PRC company.

Overview

China Metro, through its PRC subsidiary, China Northeast, is a developer in the PRC of integrated agricultural logistics and trade centers and is subject to extensive government regulation in the PRC. In connection with China Metro’s integrated logistics and trade center development activities, China Metro is subject to a number of PRC laws and regulations relating to the land system in the PRC, such as those related to land-use rights (including how land-use rights may be acquired and transferred), documents of title, property development, real estate loans, mortgages and other financing techniques, property management, leasing and property-specific taxes. China Metro’s customers and logistics providers located on-site at Tieling are subject to PRC laws and regulations, and licensing requirements, relating to the import/export industry and the provision of logistics services.

Our Treatment as an Integrated Logistics Enterprise and Industrial and Agricultural Exchange

China Metro, through its PRC subsidiary China Northeast, provides a platform for a variety of industrial and agricultural exchange, integrated agricultural logistics and trade services and facilities, including transportation services, bonded/unbonded and export supervised warehouses, and other services. Because China Northeast develops properties necessary for its integrated logistics and trade center operations, China Northeast is subject to certain PRC laws, regulations and policies applicable to property development enterprises.

According to Regulations for Guiding the Direction of Foreign Investment ( ) issued by the State Council on February 11, 2002, foreign investment projects must be examined, approved and submitted for record by development planning authorities or foreign trade and economic cooperation authorities, depending on the nature of the projects. China Metro’s PRC subsidiary China Northeast was examined and approved by the Tieling Bureau of Foreign Trade and Economics Cooperation and established on May 15, 2007, and it was filed as a foreign investment real estate enterprise with the PRC Ministry of Commerce on September 1, 2009.

The Land System of the PRC

Overview

The Law of the People’s Republic of China on the Administration of Land ( ), issued by the National People’s Congress on June 25, 1986 and amended on August 29, 1998 and further amended on August 28, 2004, distinguishes between the ownership of land and the right to use land. All land in the PRC is either state-owned or collectively owned, depending on the location of the land. All land in the urban areas of a city or town is state-owned, and all land in the rural areas and all farm land is, unless otherwise specified by law, collectively owned. The State has the right to resume its ownership of land or the right to use land in accordance with law if required for the public interest.

Although all land in the PRC is owned by the State or by collectives, individuals and entities may obtain land-use rights and hold such land-use rights for development purposes. Individuals and entities may acquire land-use rights in different ways, the two most important being land grants from local land authorities and land transfers from land users who have already obtained land-use rights.

Land Grants

National and Local Legislation

In April 1988, the National People’s Congress passed an amendment to the constitution of the PRC. The amendment, which allowed for the transfer of state-owned land-use rights for value, paved the way for reforms of the legal regime governing the use of state-owned land and transfer of state-owned land-use rights. The Decision of the Standing Committee of the National People’s Congress on Amending the Law of the People’s Republic of China on the Administration of Land ( ), adopted by the National People’s Congress on December 29, 1988, amends the Land Administration Law of the People’s Republic of China ( ) to permit the transfer of state-owned land-use rights for value.

On May 19, 1990, the State Council issued the Regulations of People’s Republic of China Concerning the Interim Grant and Assignment of Right to Use State Land in Urban Areas ( ), or the Urban Land Regulations. These regulations formalized the process of the grant and transfer of land-use rights for consideration. Under this system, the State retains the ultimate ownership of the land. However, the right to use the land, referred to as land-use rights, can be granted by the State and local governments at or above the county level for a maximum period of 70 years for specific purposes, including for residential and commercial development, pursuant to a land grant contract and upon payment to the State of a land grant fee for the grant of land-use rights.

The Urban Land Regulations prescribe different maximum periods of grant for different uses of land as follows:

Use of Land	Maximum Period (years)
Commercial, tourism, entertainment	40
Residential	70
Industrial	50
Educational, scientific, technological, cultural, public health and sports	50
Comprehensive utilization or other purposes	50

Under the Urban Land Regulations, domestic and foreign enterprises are permitted to acquire land-use rights unless the law provides otherwise. The State may not resume possession of lawfully granted land-use rights prior to expiration of the term of grant. If the public interest requires the resumption of possession by the State under special circumstances during the term of grant, compensation must be paid by the State. Subject to compliance with the terms of the land grant contract, a holder of land-use rights may exercise substantially the same rights as a land owner during the grant term, including holding, leasing, transferring, mortgaging and developing the land for sale or lease.

Upon paying in full the land grant fee pursuant to the terms of the contract, the grantee may apply to the relevant land bureau for issuance of the land-use rights certificate. Upon expiration of the term of grant, renewal is possible subject to the execution of a new contract for the grant of land-use rights and payment of a new land grant fee. If the term of the grant is not renewed, the land-use rights and ownership of any buildings on the land will revert to the State without compensation.

The Law of the People’s Republic of China on Property Rights ( ), or the Property Law, adopted by the National People’s Congress on March 16, 2007 and effective as of October 1, 2007, further clarified land-use rights in the PRC with the following rules:

•	land-use rights for residences will be automatically renewed upon expiry;

•	car parking spaces and garages within residential buildings must be used to meet the needs of the owners who live in the building first;

•	the construction of buildings must comply with relevant laws and regulations and must not affect the ventilation of or lighting to neighboring buildings; and

•

where the state-owned land-use rights for construction use are transferred, exchanged, used as a capital contribution, donated to others or mortgaged, an application for modification registration must be filed with the registration department.

In addition to the general framework for transactions relating to land-use rights set out in the Urban Land Regulations, local legislation provides for additional requirements, including those applicable to specific transactions within specific areas relating to the grant and transfer of state-owned land-use rights. These local regulations are numerous and some of them are inconsistent with national legislation. Under PRC law, national laws and regulations prevail to the extent of such inconsistencies.

Methods of Land Grant

There are two methods by which state-owned land-use rights may be granted, namely by private agreement or competitive processes (i.e., public tender, auction or listing for sale at a land exchange administered by the local government).

The Ministry of Land and Resources has required, since August 31, 2004, that the grant of state-owned land-use rights must be made pursuant to public tenders, auctions or listings for sale on a land exchange and that no state-owned land-use rights for commercial uses could be granted by way of agreement. PRC laws and regulations specifically provide that land to be used for commercial purposes must be granted by way of competitive processes. A number of measures are provided by PRC laws and regulations to ensure such grant of state-owned land-use rights for commercial purposes is conducted openly and fairly. For instance, the local land bureau must take into account various social, economic and planning considerations when deciding on the use of a certain piece of land, and its decision regarding land-use designation is subject to approval by the city or provincial government. In addition, the announcement of a public tender, auction or listing for sale at a land exchange must be made 20 days prior to the date of beginning such competitive processes. Further, it is also stipulated that for listing at a land exchange, the time period for accepting bids must not be less than 10 days.

When state-owned land-use rights are granted by way of tender, a bid evaluation committee consisting of not less than five members (including a representative of the grantor and other experts) formed by the land bureau is responsible for evaluating the bids and the tenderee is responsible for deciding on the successful bidder. The successful bidder will then sign the land grant contract with the land bureau and pay the balance of the land-grant fee before obtaining the state-owned land-use rights certificate and before the land bureau will effectuate the registration of the successful bidder as the holder of state-owned land-use rights for the land. The land bureau will consider the following factors: if the invitation to tender only requires a bid from the bidder, whoever offers the highest bid will be the successful bidder; or if the invitation to tender requires the bidder to submit planning proposals in addition to the bid, then details of the proposals will be considered. If the relevant land bureau considers that none of the bids is satisfactory, the land bureau has the right to reject all the bids. Tenders for state-owned land-use rights can be by way of open tenders or private tenders.

Where state-owned land-use rights are granted by way of auction, a public auction will be held by the relevant local land bureau, and the land-use rights are granted to the highest bidder. The successful bidder will then be asked to sign the land grant contract with the local land bureau and pay the relevant land grant fee within a prescribed period.

Where state-owned land-use rights are granted by way of listing at a land exchange administered by the local government, a public notice will be issued by the local land bureau to specify the location, area and purpose of use of land, the initial bidding price, the period for receiving bids and the terms and conditions upon which the land-use rights are proposed to be granted. The state-owned land-use rights are granted to the bidder with the highest bid who satisfies the terms and conditions. The successful bidder will enter into a land grant contract with the local land bureau and pay the relevant land grant fee within a prescribed period.

The state-owned land-use rights for China Northeast have been granted by way of listing at the Tieling Land Reserve Center on July 3, 2007 and February 25, 2008, respectively.

Upon signing the land grant contract, the grantee is required to pay the land grant fee pursuant to the terms of the contract and the contract is then submitted to the relevant local bureau for the issue of the state-owned land-use rights certificate. Upon expiration of the term of grant, the grantee may apply for its renewal. Upon approval by the relevant local land bureau, a new contract is entered into to renew the grant, and a land grant fee is paid.

Model Land Grant Contract

To standardize land grant contracts, in 2008, the Ministry of Land and Resources and the State Administration for Industry and Commerce published the model land grant contract, on the basis of which many local governments have formulated their respective local form land grant contract to suit their special local circumstances. The model land grant contract contains terms such as location of land, use of land, land grant fee and its payment schedule, conditions of land upon delivery, term of grant, land-use conditions and restrictions (including GFA, plot ratio and height and density limitations), construction of public facilities, submission of building plans for approval, deadline for commencement of construction, payment of idle fees, deadline for completion of construction, application for extension of the stipulated construction period, restrictions on subsequent transfers, responsibility for obtaining supply of utilities, restrictions against alienation before payment of the land-grant fee and completion of prescribed development, application of renewal, force majeure, breach of contract and dispute resolution.

China Northeast, as grantee, and the Tieling State-owned Land and Resource Bureau, as the PRC land authority responsible for the grant of the state-owned land-use rights, have entered into various land grant contracts. The majority of the terms of China Northeast’s land grant contracts are consistent with the model land grant contract. However, certain terms have been added or amended to suit China Northeast’s circumstances.

If the land user fails to develop and invest in the land within the period of time specified in the land grant contract, the land bureau has the right to impose various penalties ranging from fines to withdrawal of the grant without consideration (unless the failure is due to force majeure or the activities of a government authority).

Termination

A land-use right terminates upon the expiry of the term of grant specified in the land grant contract and the resumption by the State of that right.

The State generally will not withdraw a state-owned land use right before the expiration of its term of grant and if it does so for special reasons, such as in the public interest, it must offer proper compensation to the land user, having regard to the surrounding circumstances and the period for which the state-owned land use right has been enjoyed by the user.

Upon expiry, the state-owned land use rights and ownership of the related buildings erected on the land and other attachments may be acquired by the State without compensation. The land user will take steps to surrender the state-owned land use rights certificate and cancel the registration of the certificate in accordance with relevant regulations.

A land user may apply for renewal of the state-owned land use rights and, if the application is granted, the land user is required to enter into a new land grant contract, pay a land grant fee and effect appropriate registration for the renewed grant.

Documents of Title and Registration of Property Interests

A state-owned land use rights certificate is the evidentiary legal document to demonstrate that the registered land user has the lawful right to use the land during the term stated therein. Upon the completion of construction of a building (including passing the acceptance tests by various government departments), a building ownership certificate will be issued to the owner of the building. The holder of a state-owned land use right who is issued a building ownership certificate holds the state-owned land use rights and owns the building erected on the land. All holders of state-owned land use rights, and other rights in respect of the land, such as the right to buildings erected on the land, must register all their lawful state-owned land use rights, as well as ownership rights to the buildings. In Tieling, the state-owned land use rights certificate and the building ownership certificate are separate certificates.

Mortgage and Guarantee

Under PRC laws and regulations, when a mortgage is created on the ownership of a building on state-owned land legally obtained, a mortgage shall be simultaneously created on the state-owned land use rights of the land on which the building is erected. Pursuant to PRC laws and regulations, buildings newly erected on a piece of urban land after a mortgage contract has been entered into shall not constitute mortgaged property. If the mortgaged property is auctioned off, the new buildings added on the land may be auctioned together with the mortgaged property, but the mortgagee shall not be entitled to priority compensation from the proceeds of the auction of the new buildings.

Within 30 days after a real estate mortgage contract has been signed, the parties to the mortgage should register the mortgage with the real estate administration authority in the city where the real estate is situated. A real estate mortgage becomes effective on the date of registration of the mortgage. When carrying out mortgaged property registration, the loan contract and the mortgage contract as well as the state-owned land use rights certificate or the building ownership certificate in respect of the mortgaged property must be submitted to the mortgagee.

Under PRC laws and regulations, guarantees may be in two forms: (1) general guarantees whereby the guarantor bears the liability when the debtor fails to perform the payment obligation; and (2) guarantees with joint and several liability whereby the guarantor and debtor are jointly and severally liable for the payment obligation. A guarantee contract must be in writing and, unless agreed otherwise, the term of a guarantee shall be six months after the expiration of the term for performance of the principal obligation.

Where indebtedness is secured by both a guarantee and by mortgaged property, the guarantor’s liability shall be limited to the extent of the indebtedness that is not secured by the mortgaged property.

Property Development

Property development projects in the PRC are generally divided into single projects and large tract development projects. A single project refers to the construction of buildings on a plot of land and the subsequent sale of units. Large tract development projects consist of the comprehensive development of large area and the construction of necessary infrastructure such as water, electricity, road and communications facilities. The developer may either assign the state-owned land use rights of the developed area or construct buildings on the land itself and sell or lease the buildings erected on it.

Foreign entities must establish foreign investment enterprises in the PRC as project companies to develop property. The typical scope of business of such project companies includes development, construction, sales, leasing and property management of commodity properties and ancillary facilities on the specific land as approved by the government. The term of the property development company is usually the same as the term of grant of the state-owned land use rights in question.

Establishment of a project company is subject to the approval by the relevant departments of the PRC Government in accordance with the following procedures. First, a project application report is submitted to the central or local development and reform commission for verification and approval. If the development and reform commission considers the proposed property development project to be consistent with the prevailing national and local economic plans and foreign investment regulations, it will grant an approval to the applicant in respect of the project.

Once the project application report has been verified and approved, a joint feasibility study report is prepared that reflects the investor’s assessment of the overall economic viability of the proposed project company. The feasibility study report and/or articles of association may then be submitted to the Ministry of Commerce or its local counterpart, as the case may be, for approval. If the Ministry of Commerce or its local counterpart finds the application documents to be in compliance with PRC law and industrial policy, it will issue an approval certificate for the establishment of the project company. With this approval certificate, the investor can apply to the local administration for industry and commerce for a foreign investment enterprise business license for the project company.

Regulations on Foreign Investment Real Estate Enterprises

Once a foreign entity developer has established a project company and secured the state-owned land use rights to a piece of land for development, it has to apply for and obtain the requisite planning permits from the planning departments and have its design plan approved by, and apply for and obtain construction permits from, the relevant construction commission for commencement of construction work on the land. When the construction work on the land is completed, the completed buildings and structures must be examined and approved by the government departments before they can be delivered to purchasers or lessors for occupancy.

Based on the advice of China Metro’s PRC Counsel, Commerce & Finance Law Offices, China Metro acknowledges that China Northeast is treated as a foreign investment real estate enterprise engaged in integrated logistics projects and is subject to the requirements imposed on such enterprises.

PRC law requires that a foreign investment project be approved by government authorities at the appropriate level depending on the amount of the investment by the foreign enterprise and the industries to which the project belongs under the foreign investment catalog. China Northeast has obtained approval from the Tieling Bureau of Foreign Trade and Economics Cooperation as a foreign investment enterprise and have subsequently received approval on two occasions to increase the investment capital for US$35 million.

We expect to inject China Northeast’s future proceeds for Phase II in stages, each of which will be subject to the approval by Tieling Bureau of Foreign Trade and Economics Cooperation and the State Administration of Foreign Exchange.

Circular No. 171

Issued in response to increasing foreign investment in the real estate industry in recent years, the Opinions on Regulating the Entry of Foreign Capital Into the Real Estate Market and the Administration Thereof ( ), or Circular No. 171, issued by the Ministry of Construction, the Ministry of Commerce, the National Development and Reform Commission, the People’s Bank of China, the

State Administration for Industry and Commerce and the State Administration of Foreign Exchange, on July 11, 2006, may impact foreign investment in the PRC real estate industry in the following areas:

•

Circular No. 171 requires a foreign invested real estate enterprise, or FIREE, with total investments equating to or exceeding US$10 million to have a registered capital consisting of no less than 50% of its total amount of investment. FIREEs with total investments below US$10 million must have a registered capital in amounts pursuant to and consistent with existing regulations.

•

Upon payment of the state-owned land use rights grant fees, the FIREE can apply to the land administration authority for a state-owned land use rights certificate. Upon obtaining the state-owned land use rights certificate, an FIREE may then obtain a recertification of its existing foreign investment enterprise approval certificate, or FIEAC, and the business license, with the same validity period as that of such FIEAC; following which, the FIREE may apply to the tax administration for tax registration purposes.

•

When a foreign investor merges with a domestic real estate enterprise, or acquires an FIREE’s equity or project, the investor is required to submit a guarantee which ensures the compliance with the provisions of the state-owned land use rights grant contract, construction site planning permit and construction work planning permit, and the state-owned land use rights certificate, and the modification certification issued by the construction authorities, and the tax payments certification issued by the relevant tax authorities.

•

Foreign investors which merge with domestic real estate development enterprises by share transfer or other methods, or which acquire the equity of a PRC party in joint venture enterprises, must allocate their employees appropriately, deal with bank debts and settle the lump sum payment of the transfer price through self-owned funds. However, a foreign investor with an unfavorable record should not be allowed to conduct any of these activities.

•

FIREEs which have not paid up their registered capital fully, or failed to obtain a state-owned land use rights certificate, or with under 35% of the total capital required for the project, may not be allowed to obtain a loan in or outside China, and foreign exchange administration departments shall not approve any settlement of foreign loans by such enterprises. Although the Ministry of Commerce has not issued any further opinions on the regulation of entry of foreign capital into the real estate market, however, based on the Capital Ratios Notice, issued by the State Council on May 25, 2009, this capital requirement may be reduced to 30% in the future.

•	Any Sino or foreign investors in an FIREE shall not guarantee fixed profit returns or provide other arrangements to the same effect for any party in any form.

Since China Metro’s PRC subsidiary China Northeast is considered a foreign investment real estate developer, China Metro may not inject capital into China Northeast in the form of shareholders’ loans. Further, China Northeast is subject to a registered capital ratio requiring China Northeast to maintain registered capital levels at 50% or more of China Northeast’s total investment.

Circular No. 50

The Notice of the Ministry of Commerce and the State Administration of Foreign Exchange on Further Strengthening and Regulating the Examination, Approval and Oversight of Foreign Direct Investment in the Real Estate Sector ( ), or Circular No. 50, issued by the Ministry of Commerce and the State Administration of Foreign Exchange on May 23, 2007 may impact foreign investment in the PRC real estate industry in the following areas:

•	the local governments/authorities that approve FIREE establishments are now required to file such approvals with the Ministry of Commerce;

•

prior to establishing a foreign invested real estate enterprise, foreign investors are required to obtain state-owned land use rights or the ownership of a real estate building, or the investor should have entered into an indicative land grant contract or indicative project purchase agreement with the land administrative department, developer of the land or owner of the property;

•	the practice of allowing foreign investors taking over local project companies by way of roundtrip investment is strictly controlled; and

•

a foreign investment enterprise that intends to engage in real estate development, or an existing FIREE which intends to undertake a new real estate development project, shall first apply to the relevant authorities for such business scope and scale expansion in accordance with laws and regulations on foreign investments.

Circular No. 130

The Notice of the General Affairs Department of the State Administration of Foreign Exchange on Issuance of the List of the First Batch of Foreign-Invested Real Estate Projects Recorded With the Ministry of Commerce ( ), or Circular No. 130, issued by the State Administration of Foreign Exchange on July 10, 2007, is a strict embodiment and application of Circular No. 50, under which some notices will have a significant impact on offshore financings of FIREEs. Some of the key developments in this area are as follows:

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an FIREE which has obtained an FIEAC (including new establishment and registered capital increase) and filed with the Ministry of Commerce after June 1, 2007 may not incur foreign debt or convert loans in foreign currency into RMB; and

•

an FIREE which obtains an FIEAC after June 1, 2007 but fails to file with the Ministry of Commerce after June 1, 2007, may not conduct a foreign exchange registration nor a foreign exchange conversion of its registered capital.

Qualifications of a Property Developer

Under the Regulations for the Administration of the Qualifications of Real Estate Development Enterprises ( ), or Qualification Certificate Regulations, issued by the Ministry of Construction on March 29, 2000, a real estate developer shall apply for registration of its qualifications according to the Qualification Certificate Regulations.

According to the Qualification Certificate Regulations, a newly established property developer must first apply for a temporary qualification certificate within 30 days of obtaining its business license. The temporary qualification certificate has a one-year validity and may be extended for not more than two years with the approval of the relevant real estate development administration authority. In addition, an application for a formal qualification certificaten must be made one month before the expiration of the interim certificate. All qualification certificates are subject to renewal on an annual basis. Under government regulations, developers must fulfill all statutory requirements before they may obtain or renew their qualification certificates.

The Tieling Urban Construction Comprehensive Development Office has granted a short term (one year) qualification certificate to China Northeast in order to allow China Northeast to undertake the development of property necessary for its integrated logistics operations. On August 6, 2009, China Northeast obtained an annual renewal of the qualification certificate.

China Northeast has the requisite qualification certificates for engaging in its property development activities. China Northeast will apply to obtain the requisite qualification certificates for China Northeast’s properties planned for future development in Tieling as required to conduct China Northeast’s operations.

Property Leasing

Both the Urban Land Regulations and the Property Law permit leasing of granted state-owned land use rights and the buildings or homes constructed on the land. Leasing of properties situated in urban areas is governed by the Measures for Administration of the Lease of Urban Premises ( ), or the Leasing Measures, issued by the Ministry of Construction on May 9, 1995. The Leasing Measures came into effect on June 1, 1995 in accordance with the Property Law in order to strengthen the administration of the leasing of urban buildings. The Leasing Measures permit property owners to lease their properties to others for residential or commercial property uses except as otherwise prohibited by relevant law. The landlords and tenants who are the parties to a property lease transaction are required to enter into a written lease agreement specifying all of the terms of the lease arrangement as required by statute. Leasing of buildings and the underlying state-owned land use rights must not exceed a maximum term of 20 years. The lease agreement becomes effective upon signing; however, it must be registered with the relevant real property administration authority at the municipality or county level within 30 days after its execution for the purpose of protecting the tenant’s interest against claims from third parties. A tenant may, upon obtaining consent from the landlord, assign or sublease the premises to sub-tenants. Local governments may impose rent controls.

Under PRC laws and regulations, an enterprise legal person has the right to possess, use, benefit from and dispose of its immovable property and movable property in accordance with laws, administrative regulations and its articles of association. Based on the advice of China Metro’s PRC Counsel, Commerce & Finance Law Offices, China Metro believes that its commission lease arrangements are in compliance with and protected by the Property Law.

Since July 2009, China Northeast has been entering into unit lease contracts with third parties. Agreements with third party tenants are contracts granting the tenants the right to use the units for a set period of time. Due to the fact that the Property Law and other relevant PRC laws and regulations do not specifically define this right in relation to housing, these agreements are treated as lease agreements.

Under the Contract Law of the People’s Republic of China ( ), or the PRC Contract Law, issued by the National People’s Congress on March 15, 1999, a lease agreement is an agreement by which a lessor agrees to deliver a thing to a lessee for the lessee to use or collect fruits from, and for which the lessee agrees to pay rent to the lessor. Based on the advice of China Metro’s PRC Counsel, Commerce & Finance Law Offices, China Metro’s agreements with its tenants (a) comply with relevant PRC laws and regulations, and (b) are legally binding on all parties to such agreements.

China Metro began entering into lease agreements for certain units prior to obtaining building ownership certificates. Based on relevant PRC laws and regulations, obtaining building ownership certificates is not a prerequisite to enter into lease agreements. In addition, pursuant to the Tieling Measures for Administration of the Lease of Urban Premises ( ), within 30 days after the execution of a lease agreement or delivery of a unit, China Northeast and the tenant of such unit are required to register the lease agreement with the local authority, Tieling Real Estate Administration Bureau. China Metro is in the process of making such registrations. Based on the advice of China Metro’s PRC Counsel, Commerce & Finance Law Offices, this should not affect the effectiveness or validity of China Metro’s existing lease agreements with tenants.

Property Sales

Presale of Real Estate

Under PRC laws and regulations, real estate developers wishing to engage in the presale of real estate in the PRC must first obtain the following permits:

•	Certificate of Real Estate Exploitation and Business License of the Developer;

•	State-owned Land Use Rights Certificate;

•	Construction Work Planning Permit;

•	Construction Site Planning Permit;

•	Work Commencement Permit; and

•	Commodity Premises Pre-sale Permit.

Under the Measures for the Administration of the Sale of Commodity Premises ( ), and the Urban Commodity Premises Pre-Sale Measures ( ) issued by the Ministry of Construction on April 4, 2001 and July 20, 2004, respectively, the sale of commodity premises, which include residential properties, commercial properties (such as China Northeast’s trade center units) and other buildings that are developed by property developers can include both pre-completion and post-completion sales.

Pre-completion Sales

A developer intending to sell a commodity property before the completion of construction must attend to the necessary pre-completion sale registration with the real estate administration authority of the relevant city or county to obtain a Permit for Pre-completion Sale of Commodity Properties.

Commodity properties may only be sold before completion provided that:

•	the grant premium has been paid in full for the grant of the state-owned land use rights involved and a state-owned land use rights certificate has been obtained;

•	a Construction Work Planning Permit and a Work Commencement Permit have been obtained;

•

the funds invested in the development of the commodity properties put up for pre-completion sale represent 25% or more of the total investment in the project and the progress of works and the completion and delivery dates have been ascertained; and

•	the pre-completion sale has been registered and a Commodity Premises Pre-sale Permit has been obtained.

Post-completion Sales

In accordance with the Measures for the Administration of the Sale of Commodity Premises ( ), or Commodity Premises Sale Measures, issued by the Ministry of Construction on April 4, 2001, commodity properties may be put up for post-completion sale only when the following preconditions for such sale have been satisfied:

•	the real estate developer offering to sell the post-completion properties has a valid business license and a qualification classification certificate;

•	the real estate developer has obtained a state-owned land use rights certificate or other approval documents of land use;

•	the real estate developer has the relevant Construction Work Planning Permit and the Work Commencement Permit;

•	the commodity property has been completed, inspected and accepted as qualified;

•	the original residents have been resettled;

•

the supplementary and essential facilities for supplying water, electricity, heating, gas, communication and other essentials have been made ready for use, and other supplementary facilities and public facilities have been made ready for use, or the schedule of construction and delivery date of have been specified; and

•	the property management plan has been completed.

Prior to a post-completion sale of a commodity property, a real estate developer is also required to submit a Real Estate Development Project Manual and other documents showing that the preconditions for a post-completion sale have been fulfilled to the relevant real estate development authority.

Restrictions on the Sale of Commodity Properties

China Metro (through its PRC subsidiary China Northeast) is treated as a real estate developer focused on integrated logistics by local authorities in Tieling, and, as such, is subject to certain PRC laws, regulations and policies otherwise applicable to property development enterprises, including the Commodity Premises Sale Measures.

Under the Commodity Premises Sale Measures, a real estate developer may not sell a commodity property, by means of either pre-completion or post-completion sales, through the use of cost-returned sales. In addition, a real estate developer may not sell a commodity property by means of pre-completion sales through the use of any form of after-sale lease guarantee. According to the Commodity Premises Sale Measures, a “cost-returned sale” refers to a situation in which a real estate enterprise sells a commercial property by means of periodically returning the price of the property to the purchaser. According to the Commodity Premises Sale Measures, an “after-sales lease guarantee” refers to a situation in which a real estate enterprise sells a commercial property by pledging to act as lessee or as lease agent of the property within a certain period after sale. Based on the opinion of China Metro’s PRC Counsel, Commerce & Finance Law Offices, China Metro’s commission lease arrangements constitute neither cost-returned sales (or any form thereof) nor after-sale lease guarantees (or any form thereof).

Under the terms of a commission lease agreement with the purchaser of a trade center unit, China Metro maintains the right to lease and receive rental income from the trade center unit for periods of up to three years as a means of further developing the trade center market.

Based on the advice of China Metro’s PRC Counsel, Commerce & Finance Law Offices, China Metro believes that its commission lease agreement should not be considered a “cost-returned sale” (or any form thereof) and is in compliance with the Commodity Premises Sale Measures and other relevant laws and regulations because (1) the commission lease agreement is entered into separately from the purchase agreement for the property; and (2) neither the purchase agreement nor the commission lease agreement contains a provision relating to the periodic return of the price of the property to the purchaser. Based on the above factors, as well as the fact that China Metro does not account for the lease payments under the commission lease agreements as income, Commerce & Finance Law Offices is of the opinion that the commission lease arrangement should not be viewed as a “cost-return sale” (or any form thereof).

Based on the advice of China Metro’s PRC Counsel, Commerce & Finance Law Offices, China Metro believes that its commission lease agreement should not be considered an “after-sales lease guarantee” (or any form thereof) and is in compliance with the Commodity Premises Sale Measures and other relevant laws and regulations because (1) China Metro does not pay any consideration to the purchaser of a trade center unit in exchange for the right to use and derive profits from the trade center unit, and (2) China Metro did not transfer any rental income to the purchaser of a trade center unit. In this regard, China Metro neither pledges to act as lessee nor as lease agent of the property under the commission lease agreement.

Based on the advice of China Metro’s PRC Counsel, Commerce & Finance Law Offices, China Metro believes that the commission lease arrangements do not violate the Commodity Premises Sale Measures or other relevant PRC laws and regulations.

Regulations on Real Estate Financing

The PRC Government has introduced a number of measures and regulations to restrict the ability of property developers to raise capital through external financing and other methods since 2003. For example, commercial banks may not grant loans to property developers for the purposes of paying for land grant fees. In addition, a developer applying for real estate development loans shall have at least 35% of capital funds required for the development. Further, commercial banks are not allowed to advance their loan facilities to developers who do not have the required 35% or more of the total capital for the construction projects. Banks shall not accept mortgages of commodity properties remaining unsold for more than three years.

Regulations on Development of a Real Estate Project

Under the Urban Real Estate Law, those who have obtained state-owned land use rights through grant must develop the land in accordance with the terms of use and within the period of commencement prescribed in the contract for the state-owned land use rights grant.

If construction work has not been commenced within one year upon the commencement date as set forth in the state-owned land use rights agreement, a surcharge on idle land equivalent to less than 20% of the land grant fees may be levied. If the construction work has not been commenced within two years, the land can be confiscated without any compensation, unless the delay is caused by force majeure, or the acts of government or acts of other relevant departments under the government, or by indispensable preliminary work.

Planning of a Real Estate Project

After signing a state-owned land use rights grant contract, a developer shall apply for an Opinion on Construction Project’s Site Selection and a Construction Site Planning Permit with the city planning authority. After obtaining a Construction Site Planning Permit, a developer may commence planning and design work in accordance with the Construction Site Planning Permit requirements and proceed to apply for a Construction Work Planning Permit with the city planning authority.

Relocation

Upon obtaining approvals for a construction project, a construction site planning permit, a state-owned land use rights certificate, a relocation plan and a verification of deposit to compensate parties that are affected by the relocation payable by the developer by a bank, a developer may apply to the local real estate administration authorities where the real estate is located for a permit for housing demolition and removal.

Upon granting a demolition and removal permit, the real estate administration department must issue a demolition and removal notice to the inhabitants of the area.

Construction of a Real Estate Project

After obtaining the Construction Work Planning Permit, a developer shall apply for a Work Commencement Permit from the relevant construction authority.

Completion of a Real Estate Project

A real estate project must comply with the relevant laws and other regulations, requirements on construction quality, safety standards and technical guidance on survey, design and construction work, as well as provisions of the relevant construction contract. After the completion of works for a project, the developer shall apply for an acceptance examination to the construction authority and shall also report details of the acceptance examination to the construction authority. A real estate development project may only be delivered after passing the acceptance examination.

Regulations on Environmental Protection in Construction Projects

Under the Regulations for Administration of Environmental Protection in Construction Projects ( ), or Environmental Regulations, issued by the State Council on November 29, 1998 and effective as of the same date, each construction project is subject to an environmental impact assessment by the relevant authorities.

According to the Environmental Regulations, a developer is required to submit an environmental impact report, an environmental impact report form, or an environmental impact registration form (as the case may be) to the relevant environmental protection administration for approval during the project’s feasibility analysis stage. In the meantime, if any ancillary environmental protection facilities are necessary in the construction project, such facilities are required to be designed, constructed and used in conjunction with the main project. After completion of the project, the developers are required to apply to the relevant environmental protection administrations for final acceptance examination in respect of any ancillary environmental protection facilities. Construction projects are approved for use after passing such acceptance examination.

The Law of the People’s Republic of China on Environmental Impact Assessments ( ), adopted by the National People’s Congress on October 28, 2002 and effective as of September 1, 2003, provides that if the environmental impact assessment documents of a construction project have not been examined by the relevant environmental protection administrations or are not approved after examination, the authority in charge of examination and approval of the project shall not approve construction of the project, and the construction work unit may not commence work.

A notice issued by the State Environmental Protection Administration on July 6, 2006 provides for stringent examination and approval procedures for various real estate development projects. It also stipulates that no approvals may be issued for new residential projects or extensions in industry development zones, areas impacted by industrial enterprises or areas where such development poses potential harm to residents’ health.

Property Management

A property management enterprise shall apply for assessment of qualifications by the qualification approval authority. An enterprise which passes such a qualification assessment will be issued a qualification certificate evidencing the qualification classification by the authority. No enterprise may engage in property management without undertaking a qualification assessment and obtaining a qualification certificate. One of China Metro’s subsidiaries, Tieling North Asia Property Management Co., Ltd., has obtained a property management qualification certificate under the classification grade III, which was issued by Tieling House Bureau on August 25, 2008.

Insurance

There are no mandatory requirements under PRC laws and regulations for a property developer to obtain insurance policies for its property developments. Under standard industry practice in the real estate industry in Liaoning Province, construction companies are generally required to submit insurance proposals in the course of tendering and bidding for construction projects. Construction companies are required to pay for the insurance premium at their own costs and obtain insurance to cover their liabilities, such as a third-party’s liability risk, an employer’s liability risk, risk of nonperformance of contract in the course of construction and risks associated with the construction and installation works during the construction period. The requirement for construction companies to obtain insurance coverage for all of these risks ceases immediately after the completion and acceptance upon inspection of construction.

Regulation of Foreign Currency Exchange and Dividend Distribution

Foreign Currency Exchange

The principal regulation governing foreign currency exchange in the PRC is the Regulations of the People’s Republic of China for the Control of Foreign Exchange ( ), or the Foreign Exchange Regulations, amended by the State Council on August 1, 2008 and effective on August 5, 2008. Under these regulations, Renminbi are freely convertible for payments of current account items, such as trade and service-related foreign exchange transactions and dividend payments, but not for expenses of capital, such as direct investment, loans or investments in securities outside the PRC unless the prior approval of the State Administration of Foreign Exchange is obtained.

Under the Foreign Exchange Regulations, foreign investment enterprises in the PRC may purchase foreign exchange for trade and service-related foreign exchange transactions without approval by the State Administration of Foreign Exchange by providing commercial documents evidencing these transactions. They may also remit foreign exchange (subject to a cap approved by the State Administration of Foreign Exchange) to satisfy foreign exchange liabilities or to pay dividends.

Dividend Distribution and Remittance

Under PRC laws and regulations, wholly foreign-owned enterprises in China may only pay dividends out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise in China is required to set aside at least 10.0% of its after-tax income each year, if any, to fund a reserve fund until the accumulated reserve amounts to 50.0% of its registered capital. It is also required to set aside funds for the employee bonus and welfare fund from its after-tax income each year at percentages determined at its sole discretion. These reserves are not distributable as cash dividends. If the registered capital of a foreign investment enterprise has not been fully paid in accordance with the articles of association, dividends in foreign currency may not be remitted out of the PRC.

Shareholder Loan

Shareholder loans made to foreign investment enterprises are regarded as foreign debt in China, and are therefore subject to a number of PRC laws and regulations. Under these regulations, China Metro’s PRC subsidiaries can legally borrow foreign exchange loans up to their borrowing limits, which is the difference between their respective amounts of “total investment” and “registered capital” as approved by the Ministry of Commerce or its local counterparts. “Total investment” is the projected amount of funds necessary for a foreign investment enterprise to attain the production or operational capacity set out in its joint venture contract and/or articles of association, whereas “registered capital” refers to the equity or capital contributions to be paid in full by the foreign investors. According to the Temporary Regulations on Foreign Debt Statistics and Monitor issued by the State Administration of Foreign Exchange effective on August 27, 1987, and the Implementing Rules on Foreign Debt Statistics and Monitor issued by the State Administration of Foreign Exchange effective on January 1, 1998, such loans must be registered and recorded with the State Administration of Foreign Exchange or its local branch. Interest payments on such loans, if any, are subject to a 10% withholding tax unless otherwise exempted pursuant to applicable tax treaties or tax arrangements between the PRC Government and the government of other jurisdictions.

If the foreign exchange debts of a foreign investment enterprise exceed an enterprise’s statutory borrowing limits, the foreign investor is required to increase its total investment amount and registered capital as necessary to comply with these limits.

Taxation

Enterprise Income Tax

The Enterprise Income Tax Law imposes a uniform tax rate of 25% (compared to a previous top rate of 33%) for all enterprises incorporated or resident in China, including foreign investment enterprises, and eliminates many tax exemptions, reductions and preferential treatments formerly applicable to foreign investment enterprises.

Under the Enterprise Income Tax Law that has been effective since January l, 2008, enterprises established under the laws of foreign countries or regions whose “de facto management bodies” are located within the PRC territory are considered as “resident enterprises” and thus will normally be subject to enterprise income tax at the rate of 25% on global income. In particular, non-resident enterprises with an institution or establishment in China must pay enterprise income tax at the rate of 25% on taxable income derived by such institution or establishment within China as well as on taxable income earned outside China which has a “de facto” connection with such institution or establishment. Non-resident enterprises without any institution or establishment within China, or non-resident enterprises whose income has no connection to its institution or establishment inside China must pay a withholding income tax at the rate of 10% on taxable income derived from inside China, unless otherwise exempted pursuant to applicable tax treaties or tax arrangements between the PRC Government and the government of other jurisdictions. Under the Enterprise Income Tax Law, dividends, bonuses and other equity investment proceeds received by an enterprise are exempted from Enterprise Income Tax if distributed between qualified resident enterprises or if obtained by a nonresident enterprise with institutions or establishments in China from a resident enterprise and having a “de facto” connection with such institutions or establishments. However, even if China Metro is unable to satisfy the requirements for this exemption from withholding tax on the dividends China Metro receives from China Metro’s subsidiaries in China, China Metro is entitled to a reduced withholding tax of 5% on dividend payments due to a tax treaty between China and Hong Kong, which became effective on December 8, 2006. The tax treaty provides that a company incorporated in Hong Kong may be subject to a withholding tax of 5% on dividends it receives from its PRC subsidiaries if it holds a 25% or more interest in the PRC company, or at the rate of 10% if it holds less than a 25% interest in the PRC company.

The regulations implementing the Enterprise Income Tax Law, or the Implementation Regulations, define the term “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting and properties of a non-PRC company is located.” The determination of tax residency in a particular situation requires a review of the surrounding facts and circumstances and the mechanism provided in the Implementation Regulations gives the relevant taxation authority discretion in applying its judgment.

Business Tax

Under the Provisional Regulations of the PRC on Business Tax issued by the State Council which took effect on January 1, 2009 and the related implementation rules, a business tax is levied on all units and individuals engaged in taxable services, the transfer of intangible assets or the sale of immovable properties within the territory of the PRC. The tax rates range from 3% to 20% depending on the type of services provided. Most of China Metro’s PRC subsidiaries which engage in services pay business tax at tax rates of 5%.

Land Appreciation Tax

Under PRC laws and regulations, China Metro’s PRC subsidiaries that engage in integrated logistics and trade center development activities are subject to land appreciation tax for properties sold. Land appreciation tax is levied on China Northeast by local tax authorities in accordance with the Interim Regulations on Land Appreciation Tax ( ), issued by the State Council on December 13, 1993, which provides that all enterprises and individuals, domestic and foreign, who receive income as a result of a grant of state-owned land use rights are subject to payment of land appreciation tax. Land appreciation tax is levied upon the “appreciation value” of property upon sale or transfer, as defined in the relevant tax laws. All taxable gains from the sale or transfer of land use rights, buildings and related facilities in China are subject to land appreciation tax at progressive rates that range from 30% to 60%. On December 28, 2006, the State Administration of Taxation issued the LAT Notice, which came into effect on February 1, 2007. The LAT Notice sets forth, among other things, methods of calculating land appreciation tax and the time frame for settlement of land appreciation tax.

Value-Added Tax

Under PRC regulations which took effect on January 1, 2009, all units and individuals engaged in the sales of goods, provision of processing, repairs and replacement services, and the importation of goods within the territory of the PRC are taxpayers of value-added tax, and shall pay value-added tax at tax rates of between 3% and 17%, depending on the activities in which they engage. China Northeast, Tieling Beiya Co., Ltd. and Tieling Vehicle Transaction Co., Ltd., are also required to pay value-added tax under local regulations.

Dividends from China Metro’s China Operations

Under PRC tax laws, regulations and rulings applicable to years prior to 2008, dividends from China Metro’s operations in China paid to China Metro were exempt from any PRC withholding or income tax. The Enterprise Income Tax Law as currently in effect provides that a withholding tax rate of 10% will normally be applicable to dividends payable to non-PRC investors that are derived from sources within the PRC, but with a possibility of exemption or reduction. The Implementation Regulations reduce the withholding tax rate for non-PRC residents to 10%. As a result, effective from January 1, 2008, dividends paid by foreign investment enterprises to non-PRC resident shareholders are subject to withholding tax at an ordinary rate of 10%, unless otherwise exempted or reduced by PRC laws and regulations or in accordance with arrangements or treaties between the PRC Government and the government of any other jurisdiction where such non-PRC resident shareholder is registered. Currently China Metro is entitled to a reduced withholding tax of 5% on divided payments due to a tax treaty between China and Hong Kong, which became effective on April 1, 2007.

Dividends paid by the Company to its Overseas Investors

Prior to January 1, 2008, the distribution of dividends by a company to its overseas investors was not subject to PRC tax. However, if China Metro is deemed as a resident enterprise under the Enterprise Income Tax Law, which has been effective since January 1, 2008, the dividends China Metro declares and pays after January 1, 2008 to China Metro’s investors, including non-PRC investors, will be subject to corporate income tax or income withholding tax unless otherwise exempted.

Transfer or Disposition of China Metro’s Shares

As China Metro is not incorporated in the PRC, under the previous PRC law applicable prior to January 1, 2008, any transfer or disposition of shares of China Metro by a non-PRC investor does not trigger PRC tax liabilities. However, if China Metro is deemed a resident enterprise under the new Enterprise Income Tax Law which took effect on January 1, 2008, any gain on transfer or disposition of shares of China Metro will be subject to corporate income tax, unless otherwise exempted or reduced by PRC laws and regulations or in accordance with arrangements or treaties between the PRC Government and the government of any other jurisdiction where such non-PRC resident investor is registered.

CHINA METRO MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of China Metro’s financial condition and results of operations should be read in conjunction with China Metro’s audited consolidated financial statements and related notes included elsewhere in this proxy statement. Some of the information contained in this discussion and analysis constitutes forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this proxy statement, particularly those under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors.”

Unless otherwise specified, references to Notes to the audited consolidated financial statements are to the Notes to China Metro’s audited consolidated financial statements as of and for the years ended March 31, 2009 and 2008.

In this section, references to “China Metro” are to China Metro-Rural Limited, a Cayman Islands company that is expected to redomicile in the British Virgin Islands prior to completion of the Merger, and/or, as the context requires, its subsidiaries: China Metro-Rural Exchange Limited, a Hong Kong company; China Northeast Logistics City Co., Ltd., a PRC company, or China Northeast; Tieling Northeast City Advertisement Co., Ltd., a PRC company; Tieling North Asia Property Management Co., Ltd., a PRC company; Tieling Beiya Co., Ltd., a PRC company; and/or Tieling Vehicle Transaction Co., Ltd., a PRC company.

Overview

China Metro is one of the leading developers and operators of large-scale, integrated agricultural logistics and trade and agricultural centers in Liaoning Province, the PRC. China Metro currently has one integrated logistics and agricultural center platform in operation, China Northeast Logistics City, which serves the following industries: (1) agricultural; (2) automobile; and (3) construction and building materials. Upon the completion of the current phase (Phase I), China Northeast Logistics City will have a total planned GFA of approximately 2.7 million square meters of industrial and agricultural trade centers, as well as over 1.9 million square meters of supporting facilities. The supporting facilities include residential, office, exhibition and commercial areas. China Metro sells and leases trade center units at China Northeast Logistics City to domestic and international suppliers, manufacturers and distributors of raw materials and finished goods, providing superior facilities and an integrated platform from which to display and sell their products to buyers. China Metro focuses on developing its industrial and agricultural trade centers by providing superior project planning and managing completed trade and agricultural centers with quality services. China Metro intends to maintain an optimal mix between industrial and agricultural trade center units for sale, and industrial and agricultural trade center units held as investment properties. As of December 31, 2009, approximately 77% of China Metro’s completed trade center units in terms of GFA were sold, with approximately 66% of which recognized as revenue, and all remaining unsold completed trade center units held for sale.

China Metro currently generates all of its revenue from sales of industrial trade center units in China Northeast Logistics City. China Metro’s results of operations tend to fluctuate from period to period depending upon the proportion and GFA of trade center stages of development are completed.

China Metro generally sells a portion of China Metro’s trade center units, and thereby generates a significant amount of revenues and cash flows, in the initial stages following completion of a trade center development. For China Northeast, which commenced operations in August 2008, China Metro entered into sales agreements for the majority of the trade center units allotted for sale in June 2008. Sales of trade center units in the initial stages following completion of a trade center development assist in the financing of the development of China Metro’s projects. In addition, China Metro has arrangements with most of the purchasers to allow China Metro to lease their trade center units to third parties pursuant to which China Metro receives rental income.

As of December 31, 2009, China Metro’s total investment for China Northeast was approximately RMB671.9 million (US$98.5 million). For the entire Phase I, China Metro expects its total remaining capital commitment for China Northeast’s trade and agricultural centers and other facilities to be approximately RMB3.6 billion (HK$4 billion). China Metro will require additional capital expenditures to develop any additional properties.

Basis of Presentation

China Metro prepares its financial statements in accordance with IFRS, as adopted by the International Accounting Standards Board, or the IASB. China Metro uses the purchase method of accounting to account for its acquisition of subsidiaries. China Metro applies a policy of treating transactions with minority interests as transactions with parties external to China Metro.

Factors Affecting China Metro’s Results of Operations

As part of China Metro’s business, China Metro is actively engaged in the development of new integrated trade and agricultural center developments, as well as adjusting China Metro’s occupant mix in order to maximize occupancy rates and rental rates of China Metro’s trade and agricultural center developments. China Metro has identified the following important factors (as well as uncertainties associated with such factors) in relation to China Metro’s business strategies that could impact China Metro’s future financial performance.

The GFA, Sales Prices, Rental Rates and Occupancy Levels of China Metro’s Trade Centers

China Metro’s results of operations and the sources and amount of China Metro’s cash from operations may vary significantly from period to period depending upon the type and GFA of China Metro’s completed trade and agricultural center units that are sold or rented to tenants, and when China Metro’s projects are completed. The GFA of the trade and agricultural center units China Metro sells or leases depends on the progress China Metro makes on the construction of its development projects. China Metro’s results of operations and cash flows also vary depending on the market demand at the time China Metro sells or rents its completed trade and agricultural centers, the rental and occupancy rates of China Metro’s investment properties and the sales prices for sold trade center units. The rental rates, sales prices and occupancy levels of China Metro’s trade center developments are dependent on market prices in the local market, which depend on local demand and supply conditions, competitive conditions, general macroeconomic conditions (including unemployment rates, inflation rates and GDP growth rates). In addition, due to the large-scale nature of China Metro’s projects, which take a number of years to complete, China Metro’s revenues, cash flows, financial condition and results of operations are dependent on the timing of China Metro’s trade and agricultural center development and launch in the market for rental or for sale, as well as local market demand for China Metro’s new and existing trade and agricultural centers. Historically, periods in which China Metro had a larger percentage of trade and agricultural center units sold to buyers generated greater revenues and cash flows than periods in which China Metro had a larger percentage of trade and agricultural center units retained for investment and rented out to tenants.

China Metro’s Valuation of Investment Properties

China Metro’s investment properties consist of trade and agricultural centers and supporting commercial facilities that are held for rental income and capital appreciation. China Metro states its investment properties at their fair value on China Metro’s balance sheet as non-current assets as of each balance sheet date based on the valuations by a qualified independent professional valuer. With respect to newly completed projects, the properties are measured initially at cost. The changes in fair values of a newly completed project is calculated as the difference between the project’s fair market value as of the first balance sheet date after completion and the project’s construction costs. Thereafter, the fair market value of the project for the most recent balance sheet date is compared to the fair market value as of the previous balance sheet date. Net increases or decreases in the fair market value of investment properties are reflected as an income or expense item, as appropriate, in the income statement as “changes in fair values of investment properties.” The annual revaluation of the investment properties has in the past resulted in, and may in the future result in, significant fluctuations in China Metro’s results of operations.

In this regard, movements in fair values of China Metro’s investment properties have had a significant impact on China Metro’s profit. China Metro had fair value gains on investment properties of approximately HK$23.4 million and HK$6.6 million in fiscal years ended March 31, 2008 and 2009, respectively, and fair value gains on investment properties of approximately HK$7.5 million and HK$145.9 million in the nine months ended December 2008 and 2009, respectively. The changes in fair values of China Metro’s investment properties in the fiscal years ended March 31, 2008 and 2009, and the nine months ended December 31, 2008 and 2009, were primarily due to an increase in property values in Liaoning Province. During the fiscal years ended March 31, 2008 and 2009, changes in fair values of investment properties represented approximately 1,429% and 6%, respectively, of China Metro’s net profit/loss for the respective fiscal years after taking into account relevant deferred income tax. During the nine months ended December 31, 2008 and 2009, changes in fair values of investment properties represented approximately 6% and 73%, respectively, of China Metro’s net profit for the respective periods after taking into account relevant deferred income tax. Upward revaluation adjustments reflect unrealized gains of China Metro’s investment properties at the relevant balance sheet dates, and do not generate any cash inflow to us.

As of December 31, 2009, China Metro’s investment properties included two types of properties: industrial trade center units and certain office premises of China Northeast. The construction of these trade center units and office premises is in progress.

Costs Associated with Land Acquisition and Construction

Land acquisition costs and construction costs are the two principal components of China Metro’s cost of properties sold. Land acquisition costs, which primarily consist of land grant fees and demolition costs, have remained relatively low as a result of strong support from the government of Tieling where government grants matching the costs of land grant fees were made to China Metro as part of the cooperation arrangement between China Metro and the government of Tieling. During the fiscal years ended March 31, 2008 and 2009, and the nine months ended December 31, 2009, China Metro received government grants of approximately HK$225.1 million, HK$130.7 million and HK$130.7 million, respectively, from the government of Tieling.

Construction costs, which comprise all costs related to the design and construction of a project, can vary widely based on GFA, type and size of the development, building design, types of construction materials, height of the buildings and geology of the construction site. Changes in the market price for construction materials can also cause fluctuations in construction costs. China Metro did not experience any material increases in construction costs during fiscal years ended March 31, 2008 and 2009, or the nine months ended December 2008 and 2009, for China Northeast Logistics City.

Economic and Other Conditions in China Metro’s Areas of Operation and the PRC

The trade center market is sensitive to broader economic developments. The economic growth China has experienced over the past two decades has led to growth in both wholesale trade aimed at large-scale industrial and commercial purchasers and retail trade aimed at individual consumers, which has enabled the development of trade and agricultural centers where merchant wholesalers and retailers can sell goods to purchasers. China Metro’s continued growth will, to a certain extent, depend on the continued development of trade among industrial and commercial purchasers, the continued growth of the local and national economies in China and the growth in size and purchasing power of the middle class in China. China Northeast Logistics City is located in Liaoning Province. China’s GDP grew with a compound annual growth rate (CAGR) of approximately 18.3% between 2004 and 2008, and the CAGR of the GDP of Liaoning Province was approximately 19.2% between

2004 and 2008. The real estate and logistics markets in these jurisdictions are also affected by a number of other macroeconomic factors, including the level of interest rates, the exchange rate of the Renminbi and the PRC political, economic and regulatory environment.

Regulatory Environment

China Metro’s results of operations have been, and will continue to be, affected by the regulatory environment in the PRC, including policies relating to land acquisition, property development and property developers, logistics services, property management, the availability of project and mortgage financing, sales or other transfers of state-owned land use rights and completed properties, taxes, planning, zoning and building design and construction.

Critical Accounting Policies

China Metro has identified certain accounting policies that involve subjective assumptions and estimates as well as complex judgments relating to certain accounting items. Set forth below are those accounting policies that China Metro believes involve the most significant estimates and judgments used in the preparation of its financial statements.

Revenue Recognition

China Metro recognizes revenue from the sale of properties in China Metro’s income statement when the significant risks and rewards of ownership have been transferred to the buyer. China Metro considers the significant risks and rewards of ownership to have been transferred when the construction of properties is completed, the properties are delivered to the buyers pursuant to the sales agreement and the collectability of the related receivables is reasonably assured. China Metro includes deposits received on properties sold prior to the date of revenue recognition, including pre-sale proceeds, in the consolidated balance sheet as deposits received.

China Metro recognizes rental income in the period in which the properties are leased and on a straight-line basis over the lease term. These properties include properties sold to the purchasers who entered into cooperation agreements with China Metro.

Land Appreciation Tax

Land appreciation tax provisions represent provisions for the estimated land appreciation tax payable in relation to China Metro’s properties sold during a period. China Metro makes provisions based on China Metro’s own calculations in accordance with China Metro’s understanding of the relevant laws and regulations. China Metro’s estimate of land appreciation tax provisions requires China Metro to use significant judgment with respect to the appreciation of land value and the allowability of deductible items for income tax purposes. Disagreements with the taxing authorities could subject China Metro to additional taxes, and possibly, penalties.

Valuation of Properties

China Metro states its investment properties at their fair value as non-current assets on China Metro’s balance sheet on the basis of valuations by a qualified independent professional valuer. China Metro provides the independent professional valuer with various information for the valuer to use as a basis for valuation.

China Metro states its properties held for sale classified as current assets on China Metro’s balance sheet, at the lower of cost and net realizable value on an individual property basis. Cost includes all development expenses, applicable borrowing costs and other direct costs attributable to the development of such properties. Net realizable value is determined by reference to the prevailing market prices on an individual property basis.

China Metro states its properties under development as non-current assets on its balance sheet. China Metro states its properties under development at cost less impairment losses, which are not depreciated. Cost includes the direct costs of construction and capitalized borrowing costs on related borrowings during the period of construction. Properties under development are transferred to the appropriate category of property, plant and equipment or properties held for sale when completed and ready for use.

Selected Financial Statement Information

China Metro’s subsidiaries’ financial information is first prepared in Renminbi and then translated into Hong Kong dollars at (1) the average exchange rates for the applicable year or period for income statement data, and (2) the applicable year-end or period-end exchange rates for balance sheet data.

The following table sets forth information regarding China Metro’s consolidated income statements during the periods indicated.

	Fiscal Year Ended March 31,		Nine Months Ended December 31,
	2009	2008	2009	2008
	(HK$ in thousands)
Consolidated Income Statement Data:
Revenue	1,044	—	177,014	—
Cost of sales	(664)	—	(108,053)	—

Gross profit	380	—	68,961	—

Other income	2,841	1,903	31,325	2,423
Gain on disposal of a property development project	132,537	—	—	132,537
Changes in fair values of investment properties	6,556	23,392	145,856	7,528
Selling expenses	(10,890)	(6,471)	(7,371)	(9,747)
Administrative expenses	(19,847)	(14,203)	(26,539)	(14,229)
Finance costs	—	—	—	—
Profit/(Loss) before Tax	111,577	4,621	212,232	118,512
Tax	(26,723)	(5,848)	(62,679)	(28,038)

Profit/(Loss) for the Year/Period	84,854	(1,227)	149,553	90,474

Profit/(Loss) for the Year/Period Attributable to:
Owners of China Metro	84,854	(1,227)	149,693	90,474
Minority interests	—	—	140	—

Profit/(Loss) for the Year/Period	84,854	(1,227)	149,553	90,474

The following table sets forth selected balance sheet data as of the dates indicated.

	As of March 31,		As of December 31, 2009
	2009	2008
	(HK$ in thousands)
			(unaudited)
Balance Sheet Data:
Total non-current assets	169,233	532,289	772,193
Total current assets	543,953	247,911	529,614

Total assets	713,186	780,200	1,301,807
Total current liabilities	403,181	561,399	355,779
Total non-current liabilities	207,952	206,179	684,712

Total liabilities	611,133	767,578	1,040,491
Total equity	102,053	12,622	271,316

Description of Components of Results of Operations

Revenues

Although China Metro has properties under development and planned for future development, China Metro currently relies on China Northeast Logistics City for all of its revenues. China Metro generates all its revenues from sales of trade center units.

Sale of Properties

Sale of properties represents revenue only from the sales of industrial trade center units. China Metro presents revenues from property sales net of sales tax levied on the relevant contracted sales value. China Metro recognizes revenue from the sale of trade center units when the significant risks and rewards of ownership have been transferred to the buyer. China Metro considers the significant risks and rewards of ownership to have been transferred when the construction of properties is completed, the properties are delivered to the buyers pursuant to the sales agreement and the collectability of the related receivables is reasonably assured.

Other Income

Other income consists primarily of interest income from banks, government grants and contract revenue. Government grants consist of incentives provided by the government of Tieling to encourage China Metro to invest in Tieling City. These government grants and subsidies to China Metro include cash grants and tax credit. Contract revenue consists of a project subcontracted from the government of Tieling and is recognized in the income statement based on the percentage of completed work.

The following table sets forth a breakdown of China Metro’s other income for the periods indicated:

	Fiscal Year Ended March 31,				Nine Months Ended December 31,
	2008		2009		2008		2009
	HK$	%	HK$	%	HK$	%	HK$	%
	(in thousands, except for percentages)
Interest income from banks	1,155	60	1,565	55	1,153	48	363	1
Contract revenue	5,017	264	9,537	336	9,511	393	—	—
Less: Contract costs	(4,106)	(216)	(7,812)	(275)	(7,791)	(322)	—	—
Outgoings	(251)	(13)	(477)	(17)	(475)	(20)	—	—

Net contract income	660	35	1,248	44	1,245	51	—	—

Government grants	—	—	—	—	—	—	30,870	99
Others	88	5	28	1	25	1	92	—

Total	1,903	100	2,841	100	2,423	100	31,325	100

Cost of Sales

The following table sets forth China Metro’s cost of sales for the periods indicated:

	Fiscal Year Ended March 31,				Nine Months Ended December 31,
	2009		2008		2009		2008
	HK$	%	HK$	%	HK$	%	HK$	%
	(in thousands, except for percentages)
Cost of properties sold
State-owned land use rights costs	10	2	—	—	1,607	2	—	—
Construction costs	652	98	—	—	106,061	98	—	—
Capitalized expenses	2	—	—	—	385	—	—	—

Total	664	100	—	—	108,053	100	—	—

Cost of Properties Sold

Cost of properties sold consists primarily of costs China Metro has incurred directly in the course of its property development activities related to trade center units which are sold. These consist primarily of (1) state-owned land use rights costs (principally the payment of land grant fees); (2) construction costs (principally infrastructure costs, consulting fees paid to architects and designers and payments to construction contractors); and (3) capitalized expenses (principally interest and other expenses that are directly attributable to the cost of construction and development of the properties). In fiscal years 2008 and 2009, and in the nine months ended December 31, 2008 and 2009, cost of properties sold represented all of China Metro’s total cost of sales.

State-Owned Land Use Rights Costs

State-owned land use rights costs primarily include the land grant fees China Metro pays to acquire state-owned land use rights for its property development site net of government grants directly attributable to the land use rights received from local government. Land grant fees are the payments to the relevant land bureau or the relevant provincial or local government for the right to occupy, use and develop a particular parcel of land and to market the units or other projects developed on such land. Government grants are received from the government of Tieling matching the costs of land grant fees and were made to China Metro as part of the cooperation arrangement between China Metro and the government of Tieling. During the fiscal years ended March 31, 2008 and 2009, and the nine months ended December 31, 2008, China Metro received government grants of approximately HK$225.1 million, HK$130.7 million and HK$130.7 million, respectively, which were set off against the land grant fees paid to the government of Tieling.

China Metro acquired China Metro’s land for China Northeast Logistics City through negotiations with local government authorities in accordance with local regulations. China Metro’s state-owned land use rights costs for China Northeast Logistics City are fixed under China Metro’s master agreement with the local government authorities. China Metro has not yet acquired the land for China Metro’s properties planned for future development.

Construction Costs

China Metro outsources the construction of all of China Metro’s projects to third party contractors whom China Metro selects through a competitive tender process. China Metro’s construction contracts provide for payments that cover substantially all labor, materials, fittings and equipment costs, subject to adjustment for some types of excess, such as design changes during construction or changes in government-suggested steel prices. China Metro’s construction costs consist primarily of the payments to China Metro’s third party contractors, which are paid over the construction period based on specified milestones. China Metro’s construction costs also include land leveling expenses, surveying expenses and designing fees. All costs relating to construction and development of China Metro’s investment properties are capitalized.

Capitalized Expenses

China Metro’s capitalized expenses include all costs relating to construction or development of properties, and interest expenses, to the extent that such costs are directly attributable to the costs of the construction and development of the properties. Finance costs China Metro incurs after it completes construction are not capitalized, but are instead expensed in China Metro’s income statement.

Changes in Fair Values of Investment Properties

China Metro engages a qualified independent property valuer to conduct a valuation of China Metro’s investment properties. China Metro states its investment properties at their fair value as non-current assets on China Metro’s balance sheet on the basis of the independent property valuer’s valuations.

Selling Expenses

China Metro’s selling expenses include:

•	staff salaries (including commissions), employee benefit expenses and office expenses for sales and marketing personnel;

•

advertising fees associated with advertisements placed in various mass media outlets, and design and promotion expenses, which include print advertisement costs, marketing materials, billboard and other display advertising costs;

•	depreciation and amortization of facilities used by marketing personnel; and

•

miscellaneous expenses, including fees associated with sponsoring conferences, business related traveling expenses, referral fees paid to tenants who introduce new tenants to China Metro’s trade and agricultural centers, and organizational membership fees for China Metro’s selling and marketing staff.

China Metro’s selling and distribution expenses fluctuate based on the launch and commencement of operations of China Metro’s projects, business cycles and the timing of the sales of China Metro’s properties. China Metro expects its selling and distribution expenses, in particular costs related to wages, advertising, designing and office expenses, to increase in the future as it expands and develops additional projects.

Administrative Expenses

Administrative expenses principally include:

•	staff salaries and employee benefit expenses for China Metro’s management, administrative, finance and accounting staff, employee share option benefits and directors fees;

•	land use tax;

•	depreciation of fixed assets;

•	consultancy fees paid in relation to corporate strategy, marketing and promotion, property management and property development and legal and professional fees;

•	office expenses;

•	water and electricity fees;

•	business development expenses and promotional activities; and

•	miscellaneous expenses, such as motor vehicle expenses for administrative staff, utilities expenses and business related traveling expenses.

Administrative expenses increased in the fiscal year ended March 31, 2009 and in the nine months ended December 31, 2008 and 2009 due to land use tax provided since August 2008 for the land granted to China Metro. In the fiscal year ended March 31, 2009 and in the nine months ended December 31, 2008 and 2009, administration expenses included land use tax of approximately HK$6.4 million, HK$4.0 million and HK$15.6 million, respectively. In addition, wages and employee benefit expenses have increased during these periods as a result of an increase in China Metro’s head count and increase in the number of experienced senior personnel who command higher salaries. China Metro expects that its general and administrative expenses will continue to increase in the future as it grows its operations.

Finance Costs

China Metro’s finance costs consist primarily of interest paid on bank borrowings.

China Metro capitalizes certain of its interest expenses based on the purposes for which the underlying borrowings are used. Under IFRS, China Metro is permitted to capitalize interest expenses related to debt incurred for construction costs, which are directly attributable to the acquisition, construction or production of qualifying assets and China Metro is required to cease capitalization of such costs when the assets are substantially ready for their intended use or sale.

Taxation

The following table sets forth the components of income taxes for the periods indicated:

	Fiscal Year Ended March 31,				Fiscal Year Ended December 31,
	2009		2008		2009		2008
	HK$	%	HK$	%	HK$	%	HK$	%
	(in thousands, except for percentages)
Corporate income tax	25,029	94	—	—	15,026	24	26,156	93
Land appreciation tax	55	—	—	—	11,189	18	—	—
Deferred tax	1,639	6	5,848	100	36,464	58	1,882	7

Total income tax	26,723	100	5,848	100	62,679	100	28,038	100

Corporate Income Tax

Taxation represents the corporate income tax at the statutory rates prevailing in the jurisdictions in which China Metro operates on its pre-tax profit as adjusted for non-deductible expenses, income or profit not subject to taxation, tax losses utilized from previous periods and tax losses not recognized. China Metro’s effective tax rate was 127%, 24%, 24% and 30% in the fiscal years ended March 31, 2008 and 2009 and the nine months ended December 2008 and 2009, respectively.

Land Appreciation Tax

Under PRC laws and regulations, China Metro’s PRC subsidiaries that engage in integrated logistics and trade center development activities are subject to land appreciation tax. Land appreciation tax is levied on China Northeast by local tax authorities in accordance with the Interim Regulations on Land Appreciation Tax ( ), issued by the State Council on December 13, 1993, which provides that all enterprises and individuals, domestic and foreign, who receive income as a result of a grant of state-owned land use rights are subject to payment of land appreciation tax. Land appreciation tax is levied upon the “appreciation value” of property, as defined in the relevant tax laws. All taxable gains from the sale or transfer of land use rights, buildings and related facilities in China are subject to land appreciation tax at progressive rates that range from 30% to 60%.

The local taxation bureau of Liaoning Province levies a provisional land appreciation tax at a fixed rate of 2% on the total sales proceeds of China Metro’s commercial properties. In accordance with the relevant PRC tax rules and regulations, final assessment of the land appreciation tax will be made three years after the sales of each phase trade centers first commenced. In the fiscal years ended March 31, 2008 and 2009, China Metro did not pay such provisional land appreciation tax. In the nine months ended December 31, 2009, China Metro paid provisional land appreciation tax to the Tieling City municipal tax authority in the amounts of HK$4.8 million.

Deferred Tax

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax basis. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized for deductible temporary differences, carry forward of unused tax credits and unused tax losses. Deferred tax assets and liabilities are determined at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled. In fiscal years ended March 31, 2008 and 2009, and the nine months ended December 31, 2008 and 2009, deferred tax liabilities represented deferred tax charges arising from changes in fair values of investment properties. Deferred tax charges arising from revaluation of investment properties were HK$5.8 million and HK$1.6 million in fiscal years 2008 and 2009, respectively, representing 25% of the revaluation gains in each of these periods. Deferred tax charges arising from revaluation of investment properties were HK$1.9 million and HK$36.5 million in the nine months ended December 31, 2008 and 2009, respectively, representing 25% of the revaluation gains in each of these periods. The increase of deferred tax charges over these periods was due primarily to the increase in revaluation gain of China Metro’s investment properties.

Minority Interests

Minority interests represent China Metro’s profit or loss after tax that is attributable to the minority shareholder of China Metro’s non-wholly owned subsidiary.

Consolidated Results of Operations

The following is a discussion of China Metro’s consolidated results of operations for the years ended March 31, 2008 and 2009.

Fiscal Year Ended March 31, 2008 Compared with Fiscal Year Ended March 31, 2009

Revenue

China Metro had no revenue in the fiscal year ended March 31, 2008. Revenue in the fiscal year ended March 31, 2009 was approximately HK$1.04 million. All of China Metro’s revenue was earned from the sale of industrial trade center units. In the fiscal year ended March 31, 2009, the GFA sold by China Metro was approximately 359.89 square meters, with an average selling price of HK$2,890/square meter.

Cost of Sales

China Metro had no cost of sales in the fiscal year ended March 31, 2008. In the fiscal year ended March 31, 2009, China Metro’s cost of sales was approximately HK$0.664 million. The cost of sales was based on the actual sale of properties in the fiscal year ended March 31, 2009.

Gross Profit

As a result of the foregoing, China Metro had no gross profit in the fiscal year ended March 31, 2008. In the fiscal year ended March 31, 2009, China Metro’s gross profit was approximately HK$0.38 million. Gross profit margin, or gross profit as a percentage of total revenue, was 36.4% in the fiscal year ended March 31, 2009.

Other Income

China Metro’s other income was approximately HK$1.9 million in the fiscal year ended March 31, 2008, resulting primarily from interest income from bank deposits. In the fiscal year ended March 31, 2009, China Metro’s other income was approximately HK$2.84 million, resulting primarily from interest income from bank deposits.

Gain on Disposal of a Property Development Project

In the fiscal year ended March 31, 2009, China Metro disposed of a property development project, resulting in a gain on disposal of HK$132.54 million.

Changes in Fair Values of Investment Properties

In the fiscal year ended March 31, 2008, China Metro’s fair value of investment properties was HK$25.8 million and a fair value gain of HK$23.4 million was recognized in the consolidated income statement. In the fiscal year ended March 31, 2009, China Metro’s fair value of investment properties was HK$47.3 million and a fair value gain of HK$6.6 million was recognized in the consolidated income statement.

Selling Expenses

Selling expenses increased by approximately HK$4.4 million, or 68.3%, from approximately HK$6.5 million in the fiscal year ended March 31, 2008 to approximately HK$10.9 million in the fiscal year ended March 31, 2009. The increase in selling and distribution costs was primarily due to an increase in advertising expenses and salaries and commissions paid to sales executives for sales of properties.

Administrative Expenses

Administrative expenses increased by approximately HK$5.6 million, or 39.7%, from approximately HK$14.2 million in the fiscal year ended March 31, 2008 to approximately HK$19.8 million in the fiscal year ended March 31, 2009. The increase in administrative expenses was primarily due to an increase in staff costs as a result of an increased headcount and land use tax of HK$6.4 million for the fiscal year ended March 31, 2009.

Finance Costs

China Metro had no finance costs in the fiscal year ended March 31, 2008. In the fiscal year ended March 31, 2009, China Metro had incurred interest expense of approximately HK$1.8 million, which was capitalized in properties under development.

Profit/Loss Before Tax

As a result of the foregoing, China Metro had a profit before tax of approximately HK$4.6 million in the fiscal year ended March 31, 2008 due primarily to the fair value gains on investment properties of approximately HK$23.4 million. China Metro had a profit before tax of approximately HK$111.6 million in the fiscal year ended March 31, 2009 due primarily to the gain on disposal of a property development project of approximately HK$132.5 million and fair value gain on its investment properties of approximately HK$6.6 million.

Taxation

In the fiscal year ended March 31, 2008, China Metro’s income tax expense represented a deferred tax charge of approximately HK$5.8 million, which was attributable to the fair value gain on investment properties. Income tax expense was HK$26.7 million in the fiscal year ended March 31, 2009, which included a deferred tax charge of approximately HK$1.6 million.

Profit/Loss for the Year

China Metro’s loss for the fiscal year ended March 31, 2008 was approximately HK$1.2 million. In the fiscal year ended March 31, 2009, China Metro generated a profit of approximately HK$84.9 million as a result of the cumulative effect of the factors discussed above.

Minority Interests

China Metro did not have any income or losses attributable to minority interests in the fiscal years ended March 31, 2008 or 2009.

Nine Months Ended December 31, 2008 Compared with Nine Months Ended December 31, 2009

China Metro had no revenue in the nine months ended December 31, 2008. In the nine months ended December 31, 2009, China Metro’s revenue was approximately HK$177.0 million. All of China Metro’s revenue was earned from the sale of its properties, namely industrial trade center units. In the nine months ended December 31, 2009, China Metro sold GFA of approximately 58,319.07 square meters, with an average selling price of HK$3,035/square meter.

Cost of Sales

China Metro had no cost of sales in the nine months ended December 31, 2008. In the nine months ended December 31, 2009, China Metro’s cost of sales was approximately HK$108.0 million. The cost of sales was based on the actual sale of properties in the nine months ended December 31, 2009.

Gross Profit

As a result of the foregoing, China Metro had no gross profit in the nine months ended December 31, 2008. In the nine months ended December 31, 2009, China Metro’s gross profit was approximately HK$69.0 million. Gross profit margin, or gross profit as a percentage of total revenue, was approximately 39.0% in the nine months ended December 31, 2009.

Other Income

China Metro’s other income was approximately HK$2.4 million in the nine months ended December 31, 2008. In the nine months ended December 31, 2009, China Metro’s other income was approximately HK$31.3 million, resulting primarily from government grants of approximately HK$30.9 million.

Gain on Disposal of a Property Development Project

In the nine months ended December 31, 2008, China Metro disposed of a property development project, resulting in a gain on disposal of HK$132.54 million.

Changes in Fair Values of Investment Properties

In the nine months ended December 31, 2008, China Metro’s fair value of investment properties was HK$47.3 million and a fair value gain of HK$7.5 million was recognized in the consolidated income statement. In the nine months ended December 31, 2009, China Metro’s fair value of investment properties was HK$ 238.7 million and a fair value gain of HK$145.9 million was recognized in the consolidated income statement.

Selling Expenses

Selling and distribution expenses decreased by approximately HK$3.4 million, or 24%, from approximately HK$9.7 million in the nine months ended December 31, 2008 to approximately HK$7.4 million in the nine months ended December 31, 2009. The decrease in selling and distribution expenses was primarily due to a decrease in advertising expenses and commission paid to sales executives.

Administrative Expenses

Administrative expenses increased by approximately HK$10.2 million, or 62%, from approximately HK$16.4 million in the nine months ended December 31, 2008 to approximately HK$26.5 million in the nine months ended December 31, 2009. The increase in administrative expenses was primarily due to an increase in land use tax by HK$9.1 million, and to a lesser extent the increase in staff related costs due to an increase in headcount for the nine months ended December 31, 2009.

Finance Costs

China Metro incurred finance costs of approximately HK$1 million and HK$18.2 million in the nine months ended March 31, 2008 and 2009, respectively, which was capitalized in properties under development.

Profit Before Tax

As a result of the foregoing, profit before tax increased by approximately HK$93.7 million, or 79%, from approximately HK$118.5 million in the nine months ended December 31, 2008 to approximately HK$212.2 million in the nine months ended December 31, 2009.

Taxation

Income taxes increased by approximately HK$34.6 million, or 124%, from approximately HK$28.0 million in the nine months ended December 31, 2008 to approximately HK$62.6 million in the nine months ended December 31, 2009. This increase was due primarily to an increase in deferred tax charge by approximately HK$34.6 million, or 1,837%, from approximately HK$1.9 million in the nine months ended December 31, 2008 to approximately HK$36.5 million in the nine months ended December 31, 2009, resulting from increase in fair value gain on investment properties.

Profit for the Period

Profit for the period increased by approximately HK$59.1 million, or 65%, from approximately HK$90.5 million in the nine months ended December 31, 2008 to approximately HK$149.6 million in the nine months ended December 31, 2009, as a result of the cumulative effect of the factors discussed above.

Minority Interests

China Metro did not generate any income or losses attributable to minority interests in the nine months ended December 31, 2008. In the nine months ended December 31, 2009, China Metro generated loss from minority interests of approximately HK$0.14 million related to administrative expenses of approximately HK$0.35 million incurred by a non-wholly owned subsidiary.

Liquidity and Capital Resources

China Metro’s primary uses of cash are to pay for construction costs, land costs (principally the payment of land grant fees), infrastructure costs and consulting fees paid to architects and designers, as well as to service China Metro’s indebtedness and fund working capital and normal recurring expenses. For the fiscal years ended March 31, 2008 and 2009, China Metro financed its operations primarily through internally generated funds, bank borrowings and loans from China Metro’s shareholders. China Metro expects to have sufficient sources of funds during the years ending March 31, 2010 and March 31, 2011 to support China Metro’s current operations, as well as finance ongoing and future projects. These sources are expected to include: (1) rental and sales revenues from China Northeast Logistics City, including sales revenues from newly completed trade center units; and (2) debt financing arrangements with banks, including project financing and working capital facilities.

Working Capital

China Metro’s current assets consist of completed properties held for sale, trade receivables, prepayments, deposits and other receivables, restricted bank balances and cash and cash equivalents. China Metro’s current liabilities primarily consist of trade payables, other payables, accruals and deposits received, interest-bearing bank borrowings and taxes payable.

As of March 31, 2008, China Metro had net current liabilities of approximately HK$313.5 million. As of March 31, 2009, China Metro had net current assets, representing the amount by which China Metro’s current assets exceeded China Metro’s current liabilities, of approximately HK$140.8 million. The fluctuation in China Metro’s working capital position during this period primarily reflected changes in cash provided by and used in operating, investing and financing activities, when development of China Metro’s industrial and agricultural trade centers, supporting commercial facilities, warehouse facilities and other facilities in China Northeast Logistics City were completed and changes in the amount of construction fee payables and bank borrowings related to the development of China Northeast Logistics City.

As of December 31, 2009, China Metro had current assets and liabilities as set forth in the following table:

As of December 31, 2009
(unaudited)
(HK$ in thousands)
Current assets
Prepaid land lease payments	593
Completed properties held for sale	106,132
Construction contract	14,790
Trade receivables	140
Prepayments, deposits and other receivables	41,907
Loan receivable	90,734
Restricted bank balances	149,006
Cash and cash equivalents	126,313

Total current assets	529,614

Current liabilities
Trade payables, other payables and accruals	92,994
Deposits received	116,898
Interest-bearing bank borrowings	99,240
Tax payable	46,648

Total current liabilities	335,780

NET CURRENT ASSETS	173,835

Cash Flows

The following table sets forth selected cash flow data from China Metro’s consolidated cash flow statements for the periods indicated:

	Fiscal Year Ended March 31,		Nine Months Ended December 31,
	2009	2008	2009	2008
	(HK$ in thousands)
Net cash used in operating activities	(378,316)	29,547	(120,157)	(317,139)
Net cash used in investing activities	(309,393)	(5,000)	(199,175)	(265,032)
Net cash provided by financing activities	453,011	200,000	434,877	395,301

Net increase/(decrease) in cash and cash equivalents	(234,698)	224,547	115,844	(186,870)

Effect of foreign exchange rate changes on cash and cash equivalents, net	5,235	15,682	2	6,441

Cash and cash equivalents at beginning of year	240,229	—	10,766	240,229

Cash and cash equivalents at end of year	10,766	240,229	126,313	59,800

Cash Flow Used in Operating Activities

China Metro derives cash from operating activities principally from the sale of trade center units. China Metro uses cash generated from operating activities principally for investments in properties under development.

In the fiscal year ended March 31, 2009, net cash used in operating activities was HK$378.3 million, which consisted of operating cash outflow before changes in working capital of HK$27.7 million, and working capital cash outflow of HK$347.8 million. Working capital changes primarily reflected a negative change resulting from additions to properties under development of HK$563.6 million, a decrease in trade payables, other payables and accruals of HK$70.6 million, additions to prepaid land lease payments of HK$41.8 million, an increase in a construction contract of HK$9.5 million, an increase in prepayments and other receivables of HK$41.0 million and an increase in amounts due from related parties of HK$93.9 million, partially offset by positive changes resulting from an increase in deposits received of HK$340.8 million and government grants of HK$130.7 million received. The additions in properties under development and prepaid land lease payments were attributable to construction activities carried out for China Metro’s properties development projects. The decrease in trade payables, other payables and accruals was attributable to settlement of construction costs incurred for construction of properties. The increase in deposits received was attributable to proceeds received from pre-sale of properties. The receipt of government grants was attributable to the refund of land grant fees.

In the fiscal year ended March 31, 2008, net cash provided by operating activities was HK$29.5 million, which consisted of operating cash outflow before changes in working capital of HK$19.6 million, working capital cash inflow of HK$8.8 million. Working capital changes primarily reflected a positive change resulting from an increase in deposits received of HK$389.6 million, an increase in trade payables, other payables and accruals of HK$141.7 million and receipt of government grants of HK$225.1 million, partially offset by negative changes resulting from additions to prepaid land lease payments of HK$448.7 million, deposits paid for acquisition of land use rights of HK$165.3 million, additions to properties under development of HK$87.2 million and an increase in a construction contract of HK$5.0 million. The increase in deposits received was attributable to proceeds received from pre-sale of properties. The receipt of government grants was attributable to additions to prepaid land lease payments. The additions to prepaid land lease payments, deposits paid for acquisition of land use rights and additions to properties under development were attributable to construction activities carried out for China Metro’s properties development projects. The increase in trade payables, other payables and accruals was attributable to increase in construction costs incurred for construction of properties.

In the nine months ended December 31, 2009, net cash used in operating activities was HK$120.2 million, which consisted of operating cash inflow before changes in working capital of HK$67.3 million, and working capital cash outflow of HK$164.9 million. Working capital changes primarily reflected a negative change resulting from additions to properties under development of HK$279.1 million, an increase in prepayments and other receivables of HK$32.0 million and a decrease in deposits received of HK$65.3 million, partially offset by positive changes resulting from a decrease in completed properties held for sale of HK$107.7 million, a decrease in due from related parties of HK$94.0 million, an increase in trade payables and a decrease in other payables and accruals of HK$10.4 million. The additions in properties under development were attributable to construction activities carried out for China Metro’s properties development projects. The decrease in deposits received was attributable to sales recognized during the nine months ended December 31, 2009.

In the nine months ended December 31, 2008, net cash used in operating activities was HK$317.1 million, which consisted of operating cash outflow before changes in working capital of HK$21.7 million, and working capital cash outflow of HK$293.0 million. Working capital changes primarily reflected a negative change resulting from additions to properties under development of HK$491.5 million, a decrease in trade payables, other payables and accruals of HK$111.4 million, additions to prepaid land lease payments of HK$41.7 million, an increase in construction contract of HK$9.5 million, an increase in prepayments and other receivables of HK$38.3 million and an increase in due from related parties of HK$58.5 million, partially offset by positive changes resulting from an increase in deposits received of HK$315.4 million and government grants of HK$130.4 million received. The additions in properties under development and prepaid land lease payments were attributable to construction activities carried out for China Metro’s properties development projects. The increase in trade payables, other payables and accruals was attributable to increase in construction costs incurred for construction of properties. The increase in deposits received was attributable to proceeds received from pre-sale of properties. The receipt of government grants was attributable to additions to prepaid land lease payments.

Cash Flow Used in Investing Activities

China Metro’s principal investment activity is the construction of investment properties. In fiscal years 2008 and 2009, and nine months ended December 31, 2008 and 2009, China Metro experienced net cash outflows from China Metro’s investing activities. In the fiscal year ended March 31, 2009, net cash used in investing activities was HK$309.3 million, which primarily consisted of a cash outflow of HK$208.6 million resulting from the disposal of a properties development project, an increase in restricted bank balances of HK$85.4 million and an increase in investment properties of HK$14.4 million. In the fiscal year ended March 31, 2008, net cash used in investing activities was HK$5.0 million, which primarily consisted of a cash outflow of HK$4.7 million for the additions to properties, plant and equipment for self-use. In the nine months ended December 31, 2009, net cash used in investing activities was HK$199.2 million, which primarily consisted of a cash outflow of HK$90.7 million resulting from an advance made to the government of Tieling City, an increase in restricted bank balances of HK$63.4 million and an increase in investment properties of HK$43.9 million. In the nine months ended December 31, 2008, net cash used in investing activities was HK$265.0 million, which primarily consisted of a cash outflow of HK$208.6 million resulting from the disposal of a properties development project, an increase in restricted bank balances of HK$42.1 million and increase investment properties of HK$13.4 million.

Cash Flow from Financing Activities

China Metro’s cash from financing activities was derived from bank borrowings and loans from shareholders. In the fiscal year ended March 31, 2009, net cash provided by financing activities was HK$453 million, which solely consisted of proceeds from new bank loans. In the fiscal year ended March 31, 2008, net cash provided by financing activities was HK$200 million, which solely consisted of loans from shareholders. In the nine months ended December 31, 2009, net cash provided by financing activities was HK$435 million, which consisted of proceeds from new bank loans of HK$325.8 million, loans from shareholders of HK$100 million and capital contribution from minority shareholders of a subsidiary of HK$9.1 million. In the nine months ended December 31, 2008, net cash provided by financing activities was HK$395.3 million, which solely consisted of proceeds from new bank loans.

Contractual Obligations

As of December 31, 2009, China Metro’s contractual obligations amounted to approximately HK$145.2 million, arising from construction costs. The following table sets forth China Metro’s contractual obligations as of December 31, 2009.

	Payments Due by Period
	Total	Less than 1 year	1–5 years	More than 5 years
	(HK$ in thousands)
Debt obligations	439,392	99,240	340,252	—
Interest on debt obligations	42,259	23,733	18,526	—
Operating lease obligations	1,094	370	724	—
Construction costs	145,236	145,236	—	—

Total	628,081	268,579	359,502	—

Off-Balance Sheet Arrangements

As of March 31, 2009 and December 31, 2009, China Metro did not have any off-balance sheet arrangements with unconsolidated entities.

Inflation

Historically, inflation has not had a significant effect on China Metro’s business. According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 4.8% and 5.9% in 2007 and 2008, respectively. The latest inflation rate announced for the period up to November 2009, as compared to the same period of 2008, was negative 0.9%. Although neither inflation nor deflation in the past has had any material adverse impact on China Metro’s results of operations, increases in the national inflation rate of the Chinese economy in the future may materially and adversely affect China Metro’s financial condition and results of operations.

Qualitative and Quantitative Disclosures about Market Risk

China Metro is exposed to various types of market risks in the normal course of business, including foreign exchange risk and interest rate risk. China Metro has not in the past used derivatives to manage its exposure to interest rate risk or foreign exchange risk.

Foreign Exchange Risk

China Metro conducts its business primarily in Renminbi. In addition, China Metro’s expenses are also primarily denominated in Renminbi, although a small portion of expenses are denominated in foreign currencies, such as salaries in Hong Kong dollars paid to staff in Hong Kong, marketing expenses for promotion in Hong Kong, rental expenses for China Metro’s office space in Hong Kong and other general office expenses. However, China Metro’s reporting currency is the Hong Kong dollar because the reporting currency of China Metro’s major shareholders is the Hong Kong dollar. During fiscal year 2009, all of China Metro’s revenues were denominated in Renminbi. During the same period, approximately 88% of China Metro’s expenses were denominated in Renminbi and approximately 12% were denominated in Hong Kong dollars and other currencies. During the nine months ended December 31, 2009, all of China Metro’s revenues were denominated in Renminbi. During the same period, approximately 93% of China Metro’s expenses were denominated in Renminbi and approximately 7% were denominated in Hong Kong dollars and other currencies. Further, as of December 31, 2009, all of China Metro’s indebtedness, except loans from shareholders, was denominated in Renminbi. China Metro believes the impact of foreign currency risk is not material in its operations and China Metro has not hedged its foreign currency exposures or entered into any other derivative financial instruments.

Interest Rate Risk

China Metro is exposed to interest rate risk due to fluctuations in interest rates on China Metro’s debt and deposits. China Metro’s indebtedness consists solely bank borrowings and loans from shareholders. As of December 31, 2009, China Metro had HK$439.5 million in bank borrowings that bore interest at floating rates at 5.4%, with a weighted average interest rate at such date of 5.4%.

Additional increases in interest rates could potentially result in an increase in China Metro’s cost of borrowing, which could negatively affect China Metro’s business and results of operations. The People’s Bank of China, or the PBOC, regulates the interest rates of China Metro’s Renminbi-denominated borrowings. As of December 31, 2009, the current lending interest rate for one-to-three-year Renminbi loans was 5.4% per year. The PBOC-published benchmark one-to-three-year lending rates in China as of December 31, 2008 and 2009 were 5.4% and 5.4%, respectively. Based on China Metro’s borrowings as of December 31, 2009, China Metro estimates that interest expense relating to China Metro’s borrowings payable would increase by HK$1.1 million on an annual basis in the event interest rates were to increase by 0.27% assuming China Metro’s borrowings could be adjusted annually.

Dividend Policy

China Metro has not declared or paid dividends in the past and does not expect to pay dividends in the future.

MSBVI BUSINESS DESCRIPTION

In this section, except where indicated otherwise, for all periods:

•	prior to August 25, 2009, “our company,” “we,” “us” and “our” refer to MSHI and its consolidated subsidiaries, as the context requires; and

•	on or after August 25, 2009, “our company,” “we,” “us” and “our” refer to MSBVI and its consolidated subsidiaries, as the context requires.

History and Development

Man Sang International (B.V.I.) Limited, or MSBVI, was incorporated in the British Virgin Islands as an international business company under the BVI International Business Companies Act on August 14, 1995, and automatically re-registered as a business company on January 1, 2007 pursuant to the BVI Companies Act. Prior to August 25, 2009, MSBVI was a wholly owned subsidiary of Man Sang Holdings, Inc., or MSHI, a United States domestic issuer incorporated in the State of Nevada whose ordinary shares were listed on the NYSE Amex (formerly known as the American Stock Exchange). On August 25, 2009, at a general meeting, the shareholders of MSHI resolved that MSHI liquidate and dissolve, whereby we were effectively redomiciled from the United States to the British Virgin Islands and, as part of this transaction, MSBVI became the successor of MSHI and a non-United States domestic issuer whose ordinary shares are listed on the NYSE Amex. From its inception in August 1995 through the completion of the dissolution and liquidation on August 25, 2009, MSBVI was a wholly owned subsidiary of MSHI. As a result of the dissolution and liquidation of MSHI on August 25, 2009, MSBVI became the listed holding company of our group.

Our principal place of business and our executive office is located at Suite 2208-14, 22/F, Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong, telephone: 852-2317-9888. We have designated National Registered Agents, Inc., 875 Avenue of the Americas, Suite 501, New York, New York, 10001, as our agent for service of process in the United States.

The foundation of the group of companies comprising MSBVI and its subsidiaries was laid in the early 1980s when Cheng Chung Hing, Ricky, formed Man Sang Trading Hong, a freshwater pearl trading company, and Cheng Tai Po formed Peking Pearls Company, a Japanese cultured pearl trading company. As our business developed, Man Sang Jewellery Company Limited and Peking Pearls Company Limited were formed in Hong Kong in 1988 and 1991, respectively, to continue our trading operations. Subsequently, we expanded our operations to include pearl processing with the establishment of Man Hing Industry Development (Shenzhen) Co., Ltd. in 1992 to process and assemble freshwater pearls and Chinese cultured pearls, and Damei Pearls Jewellery Goods (Shenzhen) Co., Ltd. in 1995 to assume and expand the Chinese cultured pearl processing operations of Man Hing Industry Development (Shenzhen) Co., Ltd. In view of the continuous expansion of the Chinese cultured pearls business, in December 1996, we established a subsidiary, Tangzhu Jewellery Goods (Shenzhen) Co., Ltd. in the PRC to specialize in the purchasing and processing of Chinese cultured pearls of larger sizes with diameters from six millimeters and above and, to a lesser extent, in processing other cultured pearls. As a result, Damei Pearls Jewellery Goods (Shenzhen) Co., Ltd. started to concentrate on the purchasing and processing of cultured pearls of smaller sizes with diameters below six millimeters. The business of purchasing and processing of Chinese freshwater pearls was also transferred from Man Hing Industry Development (Shenzhen) Co., Ltd. to Tangzhu Jewellery Goods (Shenzhen) Co., Ltd. while Man Hing Industry Development (Shenzhen) Co., Ltd. started to concentrate on the pearl jewelry assembling business.

In order to facilitate growth in existing operations and expansion into processing operations, and to diversify our revenues, in 1991, we commenced construction of 24 buildings in an industrial facility in Shenzhen, the PRC, or Man Sang Industrial City, for use in pearl processing and corporate administration (five buildings) and for lease to third party industrial users (19 buildings).

In October 2003, Mr. Cheng Chung Hing, Ricky, and Mr. Cheng Tai Po purchased from MSBVI 36 million shares and 24 million shares, respectively, of Man Sang International Limited. After such transaction, through MSBVI, MSHI held 49.4% of the shares issued of Man Sang International Limited, and remained the principal shareholder of Man Sang International Limited. The purchase price per share was the arithmetic average of the closing price of Man Sang International Limited shares for each of the five trading days immediately preceding and including October 6, 2003.

In March 2006, Man Sang International Limited, a subsidiary of ours that is listed on The Stock Exchange of Hong Kong Limited, indirectly acquired a 49% interest in a project located in Zhuji, Zhejiang province, PRC through its subsidiary. In April 2007, Man Sang International Limited acquired a majority interest in China Pearls and Jewellery City Holdings Limited, which is the parent of China Pearls and Jewellery International City Co., Ltd., a wholly owned subsidiary that is the project company of the China Pearls and Jewellery City project, or the CP&J project. The CP&J project consists of the development of a pearl market center to be located in Shanxiahu, Zhuji, Zhejiang Province, PRC.

We completed the phase one pearl market center of the China Pearls and Jewellery City’s project in April 2008. We will continue to develop the China Pearls and Jewellery City project in phases in response to market demand and the prevailing economic conditions in the PRC. Upon completion, we expect the CP&J project to consist of two pearl market trade centers, with various supporting facilities, including manufacturing, processing, exhibition and residential facilities, and to have a total gross site area of approximately 1.2 million square meters.

Capital expenditures in fiscal years 2009, 2008 and 2007 were approximately HK$8.5 million, HK$473.0 million and HK$8.9 million, respectively, representing approximately 2.5%, 74.6% and 2.2%, of our net sales, respectively. Capital expenditures during fiscal year 2007 were focused primarily on enhancing existing manufacturing facilities. Capital expenditures during fiscal years 2008 and 2009 were focused primarily on the construction of the phase one pearl market center for the CP&J project. We have relied on both internal and external methods of financing for our capital expenditures, including cash generated from accounts receivable and sales of inventories, as well as bank borrowings and placements of equity securities by our subsidiaries.

In July 2007, Man Sang International Limited privately placed 200 million of its existing shares with institutional investors at a price of HK$1.48 per share, for gross proceeds of approximately HK$296.0 million. In August 2007, we received HK$285.3 million in cash after deducting fees and expenses incurred in connection with the placing.

Organizational Structure

The following chart shows our simplified corporate structure as of December 31, 2009, including all of our significant subsidiaries, with the shareholding percentage and jurisdiction of incorporation of each company:

(1)	The shares of Man Sang International Limited are listed on The Stock Exchange of Hong Kong Limited. Mr. Cheng Chung Hing, Ricky, and Mr. Cheng Tai Po indirectly control the 40.362% ownership interest of MSBVI in Man Sang International Limited through their controlling interest in MSBVI. In addition, Mr. Cheng Chung Hing, Ricky, and Mr. Cheng Tai Po directly hold a 21.533% ownership interest in Man Sang International Limited. As a result, we account for Man Sang International Limited as a consolidated subsidiary because we continue to have control over the operating and financial decisions of Man Sang International Limited through the direct and indirect aggregate interest of 61.895% held by Mr. Cheng Chung Hing, Ricky, and Mr. Cheng Tai Po in Man Sang International Limited. The remaining interests of Man Sang International Limited are held by public shareholders.

Business Overview

Through our subsidiaries, we are principally engaged in the purchasing, processing, assembling, merchandising and wholesale distribution of pearls, pearl jewelry products and jewelry products. In addition, we own and operate real estate development and investment businesses in the PRC. Net sales for our pearl operations were HK$316.7 million for the fiscal year ended March 31, 2009, HK$405.4 million for the fiscal year ended March 31, 2008 and HK$398.3 million for the fiscal year ended March 31, 2007. The real estate development and investment business began to generate revenue in the fourth quarter of fiscal year 2008. Net sales, including rental income, for our real estate development and investment business, generated primarily from the presale and sale of phase one pearl market center units in China Pearls and Jewellery City, were HK$43.0 million for the fiscal year ended March 31, 2009 and HK$235.1 million for the fiscal year ended March 31, 2008. Net sales, including rental income, from the sale of phase one pearl market center units in China Pearls and Jewellery City accounted for approximately 12.0% of our total revenues for the fiscal year ended March 31, 2009 and approximately 36.7% of our total revenues for the fiscal year ended March 31, 2008.

Pearl Operations

Pearl Industry

The use of pearls in jewelry dates back over 1,500 years in China. Large-scale commercial pearl production began in Japan in the late 19th century. The farming, production and trading of pearls to meet demand for pearl jewelry is a mature industry. Today’s pearl industry and its growth are affected by consumer preferences, worldwide economic conditions and availability of supply.

In today’s pearl market, pearls are divided into two categories: freshwater pearls and saltwater cultured pearls. Saltwater cultured pearls are, in turn, divided into Japanese cultured pearls, Chinese cultured pearls, Tahitian pearls and South Sea pearls.

The PRC is a major supplier of freshwater pearls. In addition to the traditional smaller freshwater pearls ranging in size from five millimeters to seven millimeters, there is a supply of high quality freshwater pearls ranging in size from eight millimeters to 15 millimeters. These larger freshwater pearls have a higher gross profit margin than the traditional smaller freshwater pearls because larger freshwater pearls take longer to cultivate and are in shorter supply than the traditional smaller freshwater pearls and may therefore be sold at higher prices.

The PRC has emerged as a major supplier of cultured pearls, ranging in size from five millimeters to eight millimeters. Since 1996, Japan has been losing its long held dominance in the cultured pearl industry due to poor harvests of Japanese cultured pearls. Meanwhile, Chinese cultured pearls have been improving in quality and have been competitively priced. Presently, we no longer focus on the Chinese and Japanese cultured pearl market because we consider its potential growth and profit margin to be relatively unattractive.

Tahitian pearls are sourced from French Polynesia and the Cook Islands, while South Sea pearls are sourced mainly from Australia, Papua New Guinea, Indonesia and the Philippines. These pearls are generally more expensive and are considered superior in quality compared to either Japanese or Chinese cultured pearls. As a result, Japanese and Chinese cultured pearls cannot be easily substituted for Tahitian pearls and South Sea pearls.

Products

We currently offer six product lines: freshwater pearls; Chinese/Japanese cultured pearls; South Sea pearls and Tahitian pearls; pearl jewelry; and other jewelry products. Freshwater pearls are available in a variety of shapes and sizes. The most commonly available sizes range from two millimeters to eight millimeters, which are generally less expensive in price than cultured pearls with wholesale prices typically ranging from US$2 to US$300 per 16-inch strand depending on size, grade and shape. However, since 1998, larger size freshwater pearls are available in the market ranging from eight millimeters to 10 millimeters, or even sometimes up to 15 millimeters, and the price for the larger size freshwater pearls can reach up to US$1,000 per 16-inch strand depending on size, grade and shape. Saltwater cultured pearls generally are round in shape and range in size from five millimeters to 18 millimeters. South Sea and Tahitian pearls are considered to be the highest quality saltwater cultured pearls and typically the largest and most expensive followed by Japanese cultured pearls and Chinese cultured pearls. Wholesale prices of cultured pearls typically range from US$13 to US$70,000 per 16-inch strand.

The following table illustrates by pearl category the typical range of size and wholesale price of cultured pearls we sell, with price variations within each category reflecting size and qualitative differences:

	Size	Price per 16-Inch Strand
	(In millimeters)	US$
Freshwater pearls	2-13	2-1,000
Chinese cultured pearls	5-7.5	10-400
Japanese cultured pearls	7-10	100-2,000
Tahitian pearls	8-16	120-15,000
South Sea pearls	8-18	300-70,000

We also offer fully assembled pearl and other jewelry, including necklaces, earrings, rings, pendants, brooches, bracelets, cufflinks and similar miscellaneous pearl and other products. The following table sets forth sales of freshwater pearls, cultured pearls and non-pearl jewelry products as a percentage of our net sales for the periods indicated:

	Freshwater		Cultured		Non-Pearl
	Loose and Strands	Assembled Pearl Jewelry	Loose and Strands	Assembled Pearl Jewelry	Assembled Jewelry
	%	%	%	%	%
Year Ended March 31,
2009	4.4	35.9	30.8	20.1	8.8
2008	4.7	27.0	38.3	18.6	11.4
2007	6.7	26.0	41.7	17.4	8.2

Purchasing

We purchase (1) Chinese cultured pearls from pearl farms and other suppliers in the coastal areas of southern part of the PRC, including Guangdong and Guangxi Provinces; (2) South Sea pearls from pearl farms and suppliers in Hong Kong, Australia, the Philippines and Japan; (3) Tahitian pearls from pearl farms and suppliers in French Polynesia; and (4) freshwater pearls from pearl farms and other suppliers in the eastern part of the PRC, including Jiangsu and Zhejiang Provinces.

Our purchases of pearls are conducted by our full-time, well-trained and experienced purchasing staff from our offices in Hong Kong and Shenzhen in the PRC. The purchasing staff maintains regular contacts with pearl farms and other suppliers in the PRC, Japan, Hong Kong, Philippines and Tahiti, enabling us to buy directly from farmers whenever possible, to secure the best prices available for pearls and to gain access to a larger quantity of pearls. Our management and purchasing staff meet regularly to assess existing and anticipated pearl demand. The purchasing staff in turn inspects and purchases pearls in the quantities and of the quality and nature necessary to meet existing and estimated demand.

Due to the relative low volatility of pearl prices, we have no long-term purchase contracts, and instead negotiate the purchase of pearls on an as-needed basis to correspond with expected demand.

While we constantly seek to capitalize on volume purchasing and relationships with farmers and suppliers to secure the best pricing and quality when purchasing pearls and other jewelry raw materials, we generally purchase raw materials from suppliers at approximately prevailing market prices. We believe that there are numerous alternate supply sources and that the termination of our relationship with any of our existing sources would not materially adversely affect us. To date, we have not experienced any significant difficulty in purchasing raw materials.

In fiscal year 2008, our five largest suppliers accounted for approximately 47.1% (2007: 51.9%) of our total purchases, with the largest supplier accounting for approximately 16.2% (2007: 16.3%) of our total purchases. In fiscal year 2009, our five largest suppliers accounted for approximately 50.0% (2008: 47.1%) of our total purchases, with the largest supplier accounting for approximately 21.3% (2008: 16.2%) of our total purchases.

In fiscal year 2008, approximately 27.6% of our purchases were made in Hong Kong dollars, with the remaining amount settled in United States dollars, French Polynesian francs, Renminbi or Japanese Yen. In fiscal year 2009, approximately 38.0% and 45.4% of our purchases were made in Hong Kong dollars and United States dollars, respectively, with the remaining amount settled in Renminbi, Japanese Yen or Euro. It is our policy not to enter into derivative contracts such as forward contracts and options, unless we consider it necessary to hedge against foreign exchange fluctuations. No such derivative contract was entered into during fiscal year 2008 or 2009.

Processing and Assembly

Pearl processing and assembly are conducted at our facilities in Shenzhen, PRC. As of March 31, 2009, our freshwater pearl processing and assembly operations occupied approximately 17,200 square feet and employed 151 workers while jewelry production and assembly operations occupied approximately 52,000 square feet and employed 545 workers. As of March 31, 2009, the average compensation per factory worker was HK$1,850 per month while average supervisory compensation was HK$2,900 per month.

We, with the assistance of specialists from Japan, have trained our work force to implement advanced Japanese bleaching technology. Each worker performs a specific function and is supervised by an officer and technical assistants who are university graduates with chemical technology training. Each worker also receives specialized training by industry specialists from Japan. Prior to participation in pearl processing operations, each worker is required to participate in an extensive on-the-job training program utilizing poor quality pearls for demonstration and training purposes.

Pearl processing occurs in batches or production cycles. Raw pearls and other materials transported to our processing facilities in Shenzhen, PRC are first sorted, chemically bleached and, if necessary, drilled. This process, excluding drilling, takes approximately 21 days for freshwater pearls and approximately 70 days for saltwater cultured pearls. Drilling takes approximately 10 days. Next, the pearls are cleaned, dried, waxed, graded, sorted, strung, and if necessary, packaged. The entire production cycle takes approximately 30 days for freshwater pearls and approximately 100 days for saltwater cultured pearls.

Where appropriate, the processed pearls are then incorporated into finished jewelry products. Assembly and finishing may include the addition of clasps, decorative jewelry pieces, or other specialty work requested by the customers to produce finished jewelry pieces.

We presently have facilities and pearl processing personnel to produce approximately 25,000 kilograms (2008: 25,000 kilograms) of freshwater pearls and 3,000 kilograms (2008: 3,000 kilograms) of cultured pearls annually. Fiscal year 2009 production totaled approximately 14,000 kilograms of freshwater pearls, representing 56% of our processing capacity and 2,490 kilograms of cultured pearls, representing 83% of our processing capacity, compared to the production of 18,000 kilograms of freshwater pearls, representing 72% of our processing capacity, and 2,631 kilograms of cultured pearls, representing 88% of our processing capacity, in fiscal year 2008. As of March 31, 2009, we had adequate assembly and finishing personnel and facilities to produce approximately 1.7 million pieces (2008: 1.6 million pieces) of finished jewelry annually. Production of finished jewelry in fiscal year 2009 totaled approximately 0.9 million pieces (2008: 1.3 million pieces).

Upon completion of processing, pearls are shipped to our offices in Hong Kong where they are stored for inspection by potential buyers.

Marketing

We market our products from our facilities in Hong Kong. Our sales staff, which is divided into groups organized by geographic regions, currently markets freshwater pearls, Chinese cultured pearls, Japanese cultured pearls, Tahitian pearls, South Sea pearls and jewelry products.

Our marketing and sales staff maintains on-going communications with a broad range of jewelry distributors, manufacturers and retailers worldwide to assure that customers’ pearls and jewelry requirements are fully satisfied.

Our marketing and sales staff regularly visits all major pearl markets and jewelry trade shows to display products, establish contacts with potential customers and evaluate market trends. Apart from attending trade shows and servicing customers, our marketing and sales force principally operates from our headquarters in Hong Kong, where buyers personally visit and inspect our products and place orders. As part of our marketing efforts, we have established an Internet website (www.man-sang.com) to market our products. In addition, we have increased our efforts to market pearls and jewelry products to customers in Europe and North America.

Customers

Our customers consist principally of wholesale distributors and mass merchandisers in Europe, the United States, Hong Kong and other Asian countries. For fiscal years 2009, 2008 and 2007, one of our customers accounted for more than 10.0% of our total sales. For fiscal years 2009, 2008 and 2007, our five largest customers accounted for approximately 47.4%, 41.9% and 41.1%, respectively, with the largest customer accounting for approximately 15.1%, 10.4% and 16.0%, respectively, of our total sales. As of March 31, 2009 and 2008, we had approximately 700 and 900 customers, respectively. We have no long-term contract with customers. Most of our customers have been in business with us for a number of years. We do not believe that the loss of any one customer will have a material adverse effect on our financial condition or results of operations.

Our policy is to denominate predominantly all of our sales in either U.S. dollars or Hong Kong dollars. Since the Hong Kong dollar remained “pegged” to the U.S. dollar throughout fiscal years 2009 and 2008, our sales proceeds have thus far had minimal exposure to foreign exchange fluctuations.

The following table sets forth by region and by product our net sales for the periods indicated:

	Fiscal Year Ended March 31,
	2009		2008		2007
	HK$	%	HK$	%	HK$	%
	(HK$ in thousands, except for percentages)
Cultured Pearls
North America	18,685	6.0	39,806	9.8	47,616	12.0
Europe	26,041	8.2	26,554	6.6	28,121	7.1
Hong Kong	12,234	3.8	22,442	5.5	22,462	5.6
Other Asian countries	36,473	11.5	58,032	14.3	58,681	14.7
Others	4,028	1.3	8,281	2.1	6,325	1.6
Sub-total	97,461	30.8	155,115	38.3	163,205	41.0

Freshwater Pearls
North America	2,156	0.7	3,389	0.8	3,569	0.9
Europe	3,074	1.1	4,496	1.1	7,188	1.8
Hong Kong	932	0.3	1,639	0.4	2,296	0.6
Other Asian countries	6,998	2.2	12,430	3.1	13,969	3.5
Others	800	0.2	2,199	0.6	1,194	0.3
Sub-total	13,960	4.5	24,153	6.0	28,216	7.1

Assembled Jewelry
North America	49,104	15.5	60,990	15.0	62,891	15.8
Europe	123,842	39.0	137,566	33.9	119,706	30.1
Hong Kong	2,800	0.9	2,767	0.7	5,171	1.3
Other Asian countries	8,723	2.7	8,453	2.1	6,653	1.6
Others	20,813	6.6	16,400	4.0	12,437	3.1
Sub-total	205,282	64.7	226,176	55.7	206,858	51.9

Total	316,703	100.0	405,444	100.0	398,279	100.0

Our purchases are not seasonal in nature.

A majority of sales (by dollar amount) in Hong Kong is for re-export to North America, Europe and other Asian countries.

Seasonality

Our sales are seasonal in nature and past experience indicates that this seasonality will continue in the future. The bulk of our sales occur during the months of March, June and September (during major international jewelry trade shows held in Hong Kong in these three months). Accordingly, the results of any interim period are not necessarily indicative of the results that might be expected during a full year.

The following table sets forth our unaudited net sales by quarter for the periods indicated:

	Fiscal Year Ended March 31,
	2009		2008		2007
	HK$	%	HK$	%	HK$	%
	(HK$ in thousands, except for percentages)
First Quarter	81,831	25.8	100,652	24.8	97,937	27.5
Second Quarter	108,610	34.3	109,407	27.0	95,395	28.5
Third Quarter	76,404	24.1	108,616	26.8	106,780	23.8
Fourth Quarter	49,858	15.8	86,769	21.4	98,167	20.2

Total	316,703	100.0	405,444	100.0	398,279	100.0

Competition

With the exception of several large Japanese cultured pearl and South Sea pearl suppliers, the pearl business is highly fragmented with limited brand name recognition or consumer loyalty. Selection is generally a function of design appeal, perceived value and quality in relationship to price.

Internationally, we face intense competition. Our principal historical competitors in the Japanese cultured, Tahitian and South Sea pearl markets are Japanese companies. Firms such as Tasaki, Mikimoto, Tokyo and K. Otsuki are the largest traders and distributors of such pearls. Nevertheless, their competitiveness has been impaired by the current weakness in Japan’s economy, and the poor harvest of Japanese cultured pearls.

Locally, we compete with approximately 60 companies in Hong Kong that engage actively in the freshwater pearl and Chinese cultured pearl business. Most of such local companies are small operators and some are engaged only in pearl trading. In addition to genuine pearls, we must compete with synthetically produced pearls.

We believe that we are competitive in the industry because of our advanced pearl processing and bleaching techniques, and processing facilities in the PRC which allow us to process pearls at a cost that is lower than many of our competitors and because we are a leading purchaser and distributor of Chinese cultured pearls. In addition, we provide one-stop shopping convenience to customers and have historically maintained a close relationship with our customers. Therefore, although competition is intense, we believe that we are well positioned in the pearl industry.

However, in a highly competitive industry where many competitors have substantially greater technical, financial and marketing resources than us, new competitors may enter into the market and customer preferences may change unpredictably, and we cannot assure you that we will remain competitive.

Real Estate Development and Investment

Our real estate development and investment primarily consists of the following two projects:

•	Man Sang Industrial City, an industrial complex located in Gong Ming Zhen, Shenzhen Special Economic Zone, PRC with a total site area of approximately 470,000 square feet; and

•

China Pearls and Jewellery City, a pearl market center located in Shanxiahu, Zhuji, Zhejiang Province, PRC. As of March 31, 2009, we had completed construction of our phase one pearl market center at China Pearls and Jewellery City and expect to complete construction of the remaining phases of China Pearls and Jewellery City in phases over the next three to five years. Upon its completion, we expect China Pearls and Jewellery City to cover a total gross site area of approximately 1.2 million square meters and to comprise various supporting facilities, including manufacturing, processing, exhibition and residential facilities.

Real Estate in Shenzhen

Facilities

In connection with our expansion into pearl processing and assembling operations, we acquired land use rights with respect to, and constructed Man Sang Industrial City, an industrial complex located in Gong Ming Zhen, Shenzhen Special Economic Zone, PRC in September 1991. The land use rights, for a total site area of approximately 470,000 square feet, for Man Sang Industrial City have a duration of 50 years starting from September 1, 1991. We paid approximately RMB2.8 million to acquire the land use rights for Man Sang Industrial City and approximately RMB44.8 million to construct Man Sang Industrial City.

As of March 31, 2009, Man Sang Industrial City consisted of 27 completed buildings, encompassing a total gross floor area of approximately 813,000 square feet. Of the 27 completed buildings in Man Sang Industrial City, 20 buildings are rental properties, and the remaining seven buildings are for our own use. In addition to factories, dormitories and shops, Man Sang Industrial City has green zones, playgrounds and other amenities typically offered in industrial/living complexes in the PRC.

Leasing and Management

During fiscal year 2009, we utilized seven buildings in Man Sang Industrial City for pearl processing, pearl and jewelry assembly, finance and administration, and staff accommodation. The remaining facilities were leased to third party industrial users, primarily foreign investors and non-polluting light industry.

As of March 31, 2009, 20 buildings in Man Sang Industrial City were used for leasing purposes to independent third parties and industrial users not connected with us. Such facilities are typically offered under leases ranging in duration from one to three years. Rental income from Man Sang Industrial City for fiscal year 2009 was approximately HK$7.7 million compared to approximately HK$4.9 million for fiscal year 2008.

During fiscal year 2009, we employed a staff of 20 persons to provide required management, leasing, maintenance and security for Man Sang Industrial City.

Competition

Competition among facilities such as Man Sang Industrial City is intense in the Shenzhen Special Economic Zone. Because of economic incentives available for businesses operating in the Shenzhen Special Economic Zone, numerous facilities have been constructed to house such businesses. While a number of competing facilities may offer greater amenities and may be operated by companies having greater resources, and additional competing facilities may be constructed, we believe Man Sang Industrial City is competitive with other similar facilities in the Shenzhen Special Economic Zone based on both the quality of facilities and lease rates.

Real Estate in Hong Kong

We own rental properties in Hong Kong which were leased to independent third parties. Our Hong Kong rental properties consist of the following properties:

•

957 square feet at Room 407, Wing Tuck Commercial Centre, 177-183 Wing Lok Street, Sheung Wan, Hong Kong. We entered into a tenancy agreement for a term of three years starting from September 22, 2005 at a rental of HK$7,000 per month. Total rental income was approximately HK$39,900 for fiscal year 2008 and approximately HK$84,000 for fiscal year 2007. See “— Property — Hong Kong.”

•

10,880 square feet at 19th Floor, Railway Plaza, 39 Chatham Road South, Tsimshatsui, Kowloon, Hong Kong. In May 2008, we vacated this property, which was formerly our headquarters, and changed the holding purpose to rental property. Commencing from June 20, 2009, we leased this property for a two-year term for HK$174,080 per month, exclusive of a two-month rent free period.

In March 2009, we sold a 1,063 square feet property at Flat A on 33rd Floor, Valverde, and parking space No. 3 on Floor L3, Valverde, 11 May Road, Hong Kong for consideration of HK$14.0 million.

In December 2007, we sold a 2,643 square feet property on the 17th Floor and car parking space No. 16 on the 2nd Floor of Silvercrest, No. 24 Macdonnell Road, Midlevels, Hong Kong for consideration of HK$25.0 million. Total rental income for this property prior to the date of sale was approximately HK$545,000 for fiscal year 2008 and approximately HK$576,000 for fiscal year 2007.

Real Estate in Zhuji

Market

As an extension to our core pearl and jewelry business, we are in the process of developing a pearl market center in Shanxiahu, Zhuji, Zhejiang Province, the PRC as a wholesale trade platform for pearls and jewelry. Zhuji is regarded as one of China’s pearl capitals and has a long history in pearl production and trade. Zhuji is commonly recognized as one of the largest freshwater raw pearl distribution centers and one of the largest sources of farmed freshwater pearls, in terms of volume produced, in the PRC. Recognizing Zhuji’s status as one of China’s centers for pearl production and trade, we are in the process of developing a pearl market trade center, China Pearls and Jewellery City, which also will have supporting facilities. We expect China Pearls and Jewellery City to provide a “one-stop” service, including manufacturing, processing, exhibition, sales and logistics solutions for both domestic and foreign wholesale pearls and jewelry in the PRC.

Products and Services

As of March 31, 2009, we had completed construction of our phase one pearl market center, which includes a total of 2,380 units (including 1,252 shop units and 1,128 booths), covering a total gross floor area of approximately 130,286 square meters. We expect to complete construction of phase one of China Pearls and Jewellery City in the second half of 2009. Upon its completion, we expect phase one of China Pearls and Jewellery City to comprise a market center, four blocks of manufacturing and processing areas, offices, residential areas and multi-function buildings.

We commenced sales of phase one pearl market center units of China Pearls and Jewellery City in the fourth quarter of fiscal year 2008. As of March 31, 2009, we had sold shop units covering a gross floor area of approximately 16,000 square meters, representing approximately 31% of the total planned saleable area of the project (51,361 square meters). Net sales for the phase one pearl market center units of China Pearls and Jewellery City in fiscal year 2008 and 2009 were HK$228.3 million and HK$16.4 million, respectively.

As of March 31, 2009, we had leased shop and booth units covering a gross floor area of approximately 14,319 square meters, representing approximately 18% of the total leasable gross floor area of the project

(78,926 square meters). Rental income for the phase one pearl market center units of China Pearls and Jewellery City in fiscal year 2008 and 2009 was HK$1.3 million and HK$19.8 million, respectively. Tenants of China Pearls and Jewellery City are primarily pearl, jewelry and jewelry-related product traders from domestic and foreign countries. As of March 31, 2009, we had incurred total development costs (including costs to obtain necessary land use rights, construction costs and capitalized finance costs) of approximately HK$793 million for the construction of phase one of China Pearls and Jewellery City. We estimate that we will incur approximately HK$117.0 million in additional development costs for completion of phase one of China Pearls and Jewellery City.

We plan to complete construction of China Pearls and Jewellery City in a three to five-year time frame. Upon completion, we expect China Pearls and Jewellery City to have a total site area of approximately 1.2 million square meters and to be one of the world’s largest and most up-to-date pearl and jewelry trading platforms, offering one-stop service, including manufacturing, processing, exhibition, sales and world-class logistics solutions in the pearl and jewelry industry.

Competition

Presently, we are not aware of any competitors who offer comparable services on the size and scale of China Pearls and Jewellery City. However, smaller regional competitors include the Weitang Pearl Trade Center in Jiangsu Province.

Research and Development

Research and development has not historically played an important role in our operations. We did not have any material research and development expenditures for fiscal years 2008 and 2009.

Marketing

As of March 31, 2009, we had a team of approximately 15 sales and marketing and customer services personnel located in Zhuji, Shenzhen and Hong Kong who are responsible for the sales, leasing and marketing of our real estate properties in Hong Kong and the PRC.

Government Regulation

We believe that we currently hold all required government approvals and certifications relating to the products and services we offer. We are committed to maintaining these approvals and certifications and apply stringent quality requirements in this regard.

We are subject to extensive government regulation in the PRC. These include a variety of regulations applicable to foreign investment enterprises such as us. The State Administration for Industry and Commerce, Foreign Trade and Economic Cooperation Bureau imposes a number of regulations relating to foreign investment, although the PRC government has gradually relaxed these regulations since the 1990s. The State Administration of Taxation imposes a number of tax regulations applicable to foreign investment enterprises, which, as of 2008, impose a uniform tax rate of 25% on all enterprises incorporated or resident in China, which may significantly increase our income tax liability in the future.

Property Development Regulations

Property development projects in the PRC are generally divided into single projects and large tract development projects. A single project refers to the construction of buildings on a plot of land and the subsequent sale of units. Large tract development projects consist of the comprehensive development of large area and the construction of necessary infrastructure such as water, electricity, road and communications facilities. The developer may either assign the land-use rights of the developed area or construct buildings on the land itself and sell or lease the buildings erected on it.

Pursuant to the Regulations of the People’s Republic of China Concerning the Interim Current and Assignment of Right to Use State Land in Urban Areas, or the Urban Land Regulations, foreign entities may acquire land-use rights in the PRC unless the law provides otherwise. However, in order to develop the acquired land, the foreign entities need to establish foreign investment enterprises in the PRC as the project companies to develop the property. These project companies may be in the form of Sino-foreign equity or cooperative joint ventures or wholly foreign-owned enterprises. The typical scope of business of such project company includes development, construction, sales, leasing and property management of commodity properties and ancillary facilities on the specific land as approved by the government. The term of the property development company is usually the same as the term of grant of the land-use rights in question.

Establishment of a project company is subject to the approval by the relevant departments of the PRC government in accordance with the following procedures. First, the PRC party to a joint venture project or the foreign investor, in the case of a wholly foreign-owned project, will submit a project application report to the central or local development and reform commission for verification and approval. If the development and reform commission considers the proposed property development project to be consistent with the prevailing national and local economic plans and foreign investment regulations, it will grant an approval to the applicant in respect of the project. The National Development and Reform Commission and the Ministry of Commerce have been given the authority to regularly issue guidelines for direction of foreign investment.

Once the project application report has been verified and approved, the PRC party and the foreign investor may proceed to prepare a joint feasibility study report that reflects their assessment of the overall economic viability of the proposed project company. At the same time, the parties may proceed to negotiate and execute the joint venture contract and articles of association for the establishment of a project company. In the case of a wholly foreign-owned project, the foreign investor may then prepare articles of association will then, depending on, among other things, the industry to which it belongs under the Catalog for Guiding Foreign Investment in Industry and the application documents, issued by the National Development and Reform Commission and the Ministry of Commerce on October 31, 2007 and effective as of December 31, 2007, and the amount of total investment, be submitted to the Ministry of Commerce or its local counterpart, as the case may be, for approval. If the Ministry of Commerce or its local counterpart finds the application documents to be in compliance with PRC law, it will issue an approval certificate for the establishment of the project company. With this approval certificate, the foreign investor and/or the PRC party can apply to the local administration for industry and commerce for a foreign investment enterprise business license for the project company.

Once a foreign entity developer has established a project company and secured the land-use rights to a piece of land for development, it has to apply for and obtain the requisite planning permits from the planning departments and have its design plan approved by, and apply for and obtain construction permits from, the relevant construction commission for commencement of construction work on the land. When the construction work on the land is completed, the completed buildings and structures must be examined and approved by the government departments before they can be delivered to purchasers or lessors for occupancy.

In July 2006, the Ministry of Construction, the Ministry of Commerce, the National Development and Reform Commission, the People’s Bank of China, the State Administration for Industry and Commerce and the State Administration of Foreign Exchange issued the Circular on Standardizing the Admittance and Administration of Foreign Capital in the Real Estate Market. Under the circular, when a foreign investor establishes a property development enterprise in China where the total investment amount is US$10 million or more, the enterprise’s registered capital must not be less than 50% of its total investment amount.

In addition, as a property developer, we are subject to a number of measures and regulations recently introduced by the PRC government to tighten control of the real property market. The measures include:

•	tightening lending of bank loans to property developers and purchasers of developed properties and increasing the reserve requirements for commercial banks;

•	restricting the ability of foreign invested real estate companies to raise funds offshore for the purpose of funding such companies either through capital increase or by way of shareholder loans;

•

restricting the conversion and sale of foreign exchange on the capital account for foreign invested real estate companies that have not undergone an examination by the local examination and approval authority;

•

imposing strict requirements before commencement of a real estate project can begin, including the requirement that proposed projects with a total investment value of at least RMB50 million establish administration files and receive relevant approval or permits prior to the commencement of construction;

•

prohibiting the extension of loans to real estate developers that do not satisfy certain loan conditions, such as those with a percentage of project capital of less than 35% and those that are not in possession of necessary certificates and permits;

•	requiring the payment of an idle land charge for land that is idle for one year and recovery of such land by the State without consideration if the land is idle for two years;

•	requiring property developers to pay all land grant fees prior to issuing land-use rights certificates; and

•	requiring all industrial and commercial land to be granted through an invitation of bids or auction.

Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, as amended in August 2008, or the Foreign Exchange Regulations. Under the Foreign Exchange Regulations, the Renminbi is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of China, unless the prior approval of the State Administration of Foreign Exchange is obtained and prior registration with the State Administration of Foreign Exchange is made. On August 29, 2008, the State Administration of Foreign Exchange promulgated a notice, Circular 142, regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. The notice requires that the registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, the State Administration of Foreign Exchange strengthened its oversight of the flow and use of the registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without the State Administration of Foreign Exchange’s approval, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Violations of Circular 142 will result in severe penalties, such as heavy fines.

The dividends paid by the subsidiary to its overseas shareholder are deemed income of the shareholder and are taxable in China. Pursuant to the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), foreign-invested enterprises in China may purchase or remit foreign currency, subject to a cap approved by the State Administration of Foreign Exchange, for settlement of current account transactions without the approval of the State Administration of Foreign Exchange. Foreign currency transactions under the capital account are still subject to limitations and require approvals from or registration with, the State Administration of Foreign Exchange and other relevant PRC governmental authorities.

Dividend Distribution

The principal PRC regulations governing the distribution of dividends by wholly foreign-owned enterprises are the Law of the People’s Republic of China on Wholly Foreign-owned Enterprises, as amended, issued by the National People’s Congress on October 31, 2000, and the Detailed Implementing Rules for the Law of the People’s Republic of China on Foreign Investment Enterprises, as amended, issued by the State Council on April 12, 2001.

Under these regulations, foreign investment enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, foreign investment enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends.

Environmental Matters

We are subject to various environmental laws and regulations set by the PRC national, provincial and municipal governments with respect to our manufacturing and property development businesses. These include regulations on air pollution, noise emissions, as well as water and waste discharge. We believe we are in material compliance with all applicable environmental laws and regulations relating to our businesses, and have obtained all of the environmental permits necessary to conduct our business. Our operations are subject to regulation and periodic monitoring by local environmental protection authorities. If we fail to comply with present or future environmental laws and regulations, we could be subject to fines, suspension of production or a cessation of operations.

We believe our manufacturing processes do not generate excess levels of noise, wastewater, gaseous wastes or other industrial wastes and we have adopted internal policies to ensure that our manufacturing processes are in compliance with relevant environmental laws and regulations.

With respect to our property development business, our projects are normally required to undergo an environmental impact assessment by government-appointed third parties, and a report of such assessment needs to be submitted to the relevant environmental authorities in order to obtain their approval before commencing construction. Upon completion of each project, the relevant environmental authorities inspect the site to ensure the applicable environmental standards have been complied with, and the resulting report is presented together with other specified documents to the relevant construction administration authorities for their approval and recordation. Approval from the environmental authorities on such report is required before delivery of the properties. In the past, we have not experienced any difficulties in obtaining such approvals for commencement of construction and delivery of completed projects. However, we cannot assure you that we will not experience any difficulties in the future. Our operations have not been subject to payment of material fines or penalties for violations of environmental regulations.

Due to the relatively low impact of our operations on the environment, our environmental compliance costs have not been substantial. Our environmental compliance costs were approximately HK$74,000 and HK$168,500 for fiscal years 2008 and 2009, respectively.

Intellectual Property

As of March 31, 2009, we owned 60 trademarks in 16 jurisdictions. We primarily use our trademarks for our pearl and jewelry products. We believe our trademarks are important to the competitiveness of our business. We therefore take all appropriate actions to register and protect these trademarks in the jurisdictions in which we are active. As of March 31, 2009, we were not aware of any infringements against our trademarks. A substantial majority of our trademarks may be renewed after their expiration dates an indefinite number of times.

Man Sang Innovations Limited, an indirect subsidiary of our company, owns 13 registered trademarks in Hong Kong. The validity periods of these registered trademarks will expire between September 23, 2016 and March 27, 2019. In addition, Man Sang Innovations Limited owns a registered trademark in each of New Zealand, Macau, Australia, Switzerland, Thailand, Indonesia, South Korea, Japan, Mexico, Taiwan, Brazil, European Union, the United States and Canada for its pearl and jewelry products. The validity periods of these registered trademarks began to expire on August 9, 2009 and will continue to expire from now through June 16, 2021.

Man Sang Jewellery Company Limited, an indirect subsidiary of our company, owns six registered trademarks in Hong Kong. The validity periods of these registered trademarks will expire between August 11, 2014 and December 3, 2018. In addition, Man Sang Jewellery Company Limited owns a registered trademark in each of Switzerland, Thailand, Japan, South Korea, Taiwan, European Union and the United States for its pearl and jewelry products. The validity periods of these registered trademarks will expire between March 6, 2012 and March 23, 2014.

Arcadia Jewellery Limited, an indirect subsidiary of our company, owns four registered trademarks in Hong Kong. The validity periods of these registered trademarks will expire between November 19, 2009 and January 22, 2010.

Man Hing Industry Development (Shenzhen) Co., Ltd., an indirect subsidiary of our company, owns 16 registered trademarks in the PRC. The validity periods of these registered trademarks will expire between January 27, 2013 and March 6, 2017.

Provided they are still in use, we will apply to renew our trademarks prior to or upon their expiration. Currently, we do not anticipate any difficulties in renewing our trademarks. Accordingly, we do not expect any adverse effects from the upcoming expiration of any of our trademarks.

We believe that our business is not dependent, to a significant extent, on patents or licenses, industrial, commercial or financial contracts or new manufacturing process, and such factors are not material to our business or profitability.

Property

Hong Kong

Headquarters. We entered into a tenancy agreement for a property at Suites 2201 and 2205-2214, 22nd floor, Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong, which is our new head office in Hong Kong, for a term of three years commencing from March 17, 2008. The property has a gross floor area of approximately 19,900 square feet.

Our headquarters were formerly located at 21st floor and 19th floor, Railway Plaza, 39 Chatham Road South, Tsimshatsui, Kowloon, Hong Kong. We own the premises located on the 19th floor and in the past, we had rented the 21st floor. We moved out of this office in May 2008 and have not renewed our tenancy agreement for the premises located on the 21st floor.

Property for lease. We own the property at Room 407, Wing Tuck Commercial Centre, 177 — 183 Wing Lok Street, Sheung Wan, Hong Kong, which we operate as a property for lease. The gross floor area of the premises is approximately 957 square feet. This property was vacant as of March 31, 2009.

We own property at the 19th floor, Railway Plaza, 39 Chatham Road South, Tsimshatsui, Hong Kong, which we operate as a property for lease. The gross floor area of the premises is approximately 10,880 square feet. Commencing from June 20, 2009, we leased this property for a two-year term for HK$174,080 per month, exclusive of a two-month rent free period.

Residential facilities. We owned two residential flats with a combined gross floor area of approximately 1,784 square feet on the 15th floor, Windsor Mansion, 29-31 Chatham Road South, Tsimshatsui, Kowloon, Hong Kong, which we used as quarters for PRC employees on business trips to Hong Kong. The property was sold for a purchase price of HK$5.2 million in November 2008.

We own a residential flat with a gross floor area of approximately 2,838 square feet on the 20th floor, The Mayfair, 1 May Road, Hong Kong, which we have used as our Chairman’s residence since February 6, 2002.

In March 2009, we sold a residential flat on the 33rd floor and parking space No. 3 on the L3 floor of Valverde, 11 May Road, Hong Kong for a purchase price of HK$14.0 million. Previously, this property and our former headquarters in Hong Kong were pledged as collateral for bank credit facilities. Following the sale of this property, it was replaced as collateral for bank credit facilities by restricted cash deposits of HK$17.0 million. There are no restrictions under these bank facilities on the use of our former headquarters in Hong Kong.

People’s Republic of China

Manufacturing facilities. We own the land use rights to the site of Man Sang Industrial City for a term of 50 years from September 1, 1991 to September 1, 2041. On March 31, 2009, Man Sang Industrial City consisted of 27 completed buildings covering a total gross floor area of approximately 813,000 square feet. As of March 31, 2009, we used most of the units in seven buildings covering a gross floor area of approximately 213,000 square feet, and representing approximately 26.2% of the total gross floor area of Man Sang Industrial City, for pearl processing, manufacturing, pearl and jewelry assembly, finance and administration and staff accommodation.

Properties for lease. We have leased units in 20 buildings of Man Sang Industrial City, covering a gross floor area of approximately 600,000 square feet and representing approximately 73.8% of the total gross floor area of Man Sang Industrial City, to independent third parties and industrial users not connected with us.

In addition, we held a grand opening of the phase one China Pearls and Jewellery City pearl market center on April 18, 2008. As of March 31, 2009, we had leased approximately 490 shop and booth units, covering a gross floor area of approximately 16,600 square meters and representing approximately 21.0% of the total leasable gross floor area of the project (78,926 square meters). Tenants of China Pearls and Jewellery City are primarily pearl, jewelry and jewelry-related product traders from domestic and foreign countries.

Insurance

We maintain property insurance policies with reputable insurance companies for our goods, assets and buildings used in our business operations. With respect to our self-owned properties in Hong Kong, we maintain fire insurance for our buildings and fire, flood and natural disaster insurance for our goods and assets. With respect to our leased properties in Hong Kong, we maintain fire, flood and natural disaster insurance for our goods and assets but do not maintain fire insurance for the leased premises. With respect to our self-owned property in Shenzhen, the PRC, we maintain fire, flood and natural disaster insurance for our buildings, goods and assets. We consider our insurance coverage to be in line with other companies of similar size in Hong Kong and China. However, significant damage to any of our manufacturing facilities or property developments, whether as a result of fire or other causes, could have a material adverse effect on our results of operations. We paid an aggregate of approximately HK$858,000 in insurance premiums for insurance coverage in the year ended March 31, 2009.

Employees

We had 987, 1,143 and 1,026 employees as of March 31, 2009, March 31, 2008 and March 31, 2007, respectively. No employee is governed by a collective bargaining agreement and we consider our relations with our employees to be satisfactory. The following table sets forth a breakdown of employees by function and according to geographic region, as of March 31, 2009:

	Hong Kong	PRC	Total
Senior management	5	5	10
Marketing and sales	24	32	56
Purchasing	3	2	5
Finance and accounting	16	22	38
Processing and logistics	15	710	725
Human resources and administration	13	52	65
Real estate leasing	—	20	20
Property development	—	50	50
Information technology	2	16	18

Total	78	909	987

As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including housing funds, pension, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the respective local government authorities where we operate our businesses from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date.

As of March 31, 2009, 78 of our employees were located in Hong Kong. We operate a defined contribution Mandatory Provident Fund retirement benefits scheme, or the MPF Scheme, as required under the Mandatory Provident Fund Schemes Ordinance, for our eligible employees in Hong Kong. Contributions are made based on a percentage of the employees’ basic salaries. The assets of the MPF Scheme are held separately from our assets in an independently administered fund, and our employer contributions vest fully with the employees when contributed into the MPF Scheme.

The total amount of contributions we made to employee benefit plans for the years ended March 31, 2009, 2008 and 2007, was HK$2.1 million, HK$1.5 million and HK$1.4 million, respectively.

Legal Proceedings

We are not currently involved in any material litigation, and we are not aware of any pending or threatened litigation or similar proceedings which could reasonably be expected to have a material adverse effect on our financial condition or results of operations. From time to time, we may be subject to various claims and legal actions arising in the ordinary course of business.

MSBVI MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In this section, except where indicated otherwise, for all periods:

•	prior to August 25, 2009, “our company,” “we,” “us” and “our” refer to MSHI and its consolidated subsidiaries, as the context requires;

•	on or after August 25, 2009, “our company,” “we,” “us” and “our” refer to MSBVI and its consolidated subsidiaries, as the context requires; and

•	“Group” refers to MSHI or MSBVI, as applicable, and consolidated subsidiaries.

MSBVI was previously a wholly-owned subsidiary of MSHI. On August 25, 2009, at a general meeting, the shareholders of MSHI resolved that MSHI dissolve and liquidate, whereby the Group was effectively redomiciled from the United States to the British Virgin Islands. As part of this transaction, MSBVI became the successor-in-interest of MSHI and a non-United States domestic company whose ordinary shares are listed on the NYSE Amex. From its inception in August 1995 through the completion of the dissolution and liquidation on August 25, 2009, MSBVI was wholly-owned subsidiary of MSHI. Accordingly, for these periods, MSBVI was included in the consolidated financial statements of MSHI.

Upon the dissolution and liquidation of MSHI, MSBVI and its subsidiaries continued to conduct the business previously conducted by MSHI and its subsidiaries, including MSBVI. Although the dissolution and liquidation resulted in the elimination of MSHI as the holding company of the Group, the dissolution and liquidation had no material impact on MSBVI and its subsidiaries’ financial condition or operating results, other than the costs incurred in connection with MSHI’s dissolution and liquidation. As MSBVI contractually assumed all rights, title, obligations and liabilities of MSHI upon the terms and subject to the conditions of the agreement and plan of dissolution and liquidation, there was a continuation of the risks and benefits to the ultimate controlling shareholders that existed prior to the dissolution and liquidation of MSHI. The unaudited interim condensed consolidated financial statements have therefore been prepared using the principles of merger accounting as if the current group structure had been in existence throughout the periods presented. Accordingly, the condensed consolidated balance sheet as at March 31, 2009 include MSHI, MSBVI and its subsidiaries; the results and cash flows of the Group for each of the nine-month periods ended December 31, 2009 and December 31, 2008 include the results and cash flows of MSHI, MSBVI and its subsidiaries for each of the nine-month periods ended December 31, 2009 and December 31, 2008.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere in this proxy statement. Some of the information contained in this discussion and analysis constitutes forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this proxy statement, particularly those under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors.”

Unless otherwise specified, references to Notes to the audited consolidated financial statements are to the Notes to our audited consolidated financial statements as of and for the years ended March 31, 2009 and 2008.

Overview

We have two main business segments. One business segment is engaged in the purchase, processing, assembling, merchandising and wholesale distribution of pearls and jewelry products and the other is engaged in real estate development and real estate leasing. Net sales in fiscal year 2009 decreased by HK$280.8 million, or 43.8%, from HK$640.5 million for fiscal year 2008, consisting of HK$405.4 million attributable to pearl operations and

HK$235.1 million attributable to real estate sales, including rental income, to net sales of HK$359.7 million in fiscal year 2009, consisting of HK$316.7 million attributable to pearl operations and HK$43.0 million attributable to real estate sales, including rental income. Gross profit decreased by HK$143.7 million, or 51.9%, from HK$277.0 million for fiscal year 2008, consisting of HK$124.5 million attributable to pearl operations and HK$152.5 million attributable to real estate sales, including rental income, to HK$133.3 million for fiscal year 2009, consisting of HK$102.8 million attributable to pearl operations and HK$30.5 million attributable to real estate operations.

We incurred a net loss attributable to equity shareholders of HK$40.5 million for fiscal year 2009, as compared to net income of HK$94.9 million for fiscal year 2008.

Pearl Operations

Economic conditions have recently deteriorated significantly in many countries and regions, including the markets in which we conduct our pearl operations, and may remain depressed for the foreseeable future. If unfavorable economic conditions continue to challenge the consumer environment, our business, results of operations, financial condition and cash flows could be adversely affected. Our pearl operations in Europe have exhibited a relatively strong performance during the fiscal year ended 2009. However, we do not expect to maintain these performance levels in the short-term due to the recent deterioration of economic conditions. As a result, we are in the process of adopting more conservative policies, including shortening the credit terms we provide to our customers and closely monitoring our customer’s payment history, to ensure that we maintain adequate liquidity to fund our operations. Our pearl operations are geographically diverse and we believe we are well-positioned to react to deteriorating global market conditions.

Real Estate Operations

Conditions in the PRC real estate market have deteriorated significantly. The deterioration was largely due to macroeconomic policies and austerity measures implemented by the PRC government with respect to the PRC real estate market, as well as a material downturn in the global financial market, which has resulted in tightened monetary policy in the PRC and worldwide. As the economic crisis deepened in the United States and Europe, the PRC government launched and announced various financial stimulus plans to limit the impact on the domestic economy. These plans include: elimination of barriers to access credit for businesses; support for small and medium-sized enterprises; the promotion of additional lending by China’s three policy banks (China Development Bank, China Export and Import Bank and China Agricultural Development Bank); reductions in housing down payment requirements, cuts in mortgage rates to promote the residential property market; and exemptions on real estate sales tax to certain homeowners. We believe that the real property industry as a whole will benefit from such plans.

Our management remains optimistic about the medium- and long-term development of the real property market in China. While we recognize that an unbalanced supply-demand relationship may persist in the real property market, we believe that demand in the real property market is driven by several long term trends in the PRC, such as increasing incomes, a growing population, a growing middle class, continued urbanization and a desire for improved living conditions. We believe that challenges to the real property market in China are cyclical in nature and that such challenges can be met with sound management and appropriate business and marketing strategies. We have attempted to meet these challenges with a continued emphasis on enhancing operating efficiency, improving the quality of our products and strictly controlling the development costs associated with China Pearls and Jewellery City.

Future Trends

The PRC economy continued its growth in 2008, continuing a pattern of double-digit or near double-digit growth in gross domestic product, or GDP, over the past five years. According to the National Bureau of Statistics of

China, the growth of the PRC’s GDP decreased by 4%, from 13% in 2007 to 9% in 2008. The growth of the PRC’s GDP decreased further, to 6.1%, for the first quarter of 2009, as, among other factors, the spreading global financial crisis lowered foreign demand for Chinese goods. The global financial crisis, if it continues, may further slow future economic growth in the PRC.

Recent disruptions in global financial markets and banking systems due to the global financial crisis have also made credit and capital markets more difficult for companies to access. Continuing volatility in the credit and capital markets could potentially impair our and our customers’ ability to access these markets and increase associated costs. In addition, the recent turmoil in the financial markets may have an adverse effect on customer spending patterns. A recessionary economic cycle, higher interest rates, higher fuel and other energy costs, inflation, increases in commodity prices, higher levels of unemployment, higher consumer debt levels, higher tax rates and other changes in tax laws or other economic factors could adversely affect consumer demand for the products we sell and properties we sell and lease, which could adversely affect our results of operations.

We believe that the majority of markets where we operate will be negatively affected by the global financial crisis through the first half of fiscal year 2010. We will continue to monitor the effects of the global financial crisis in the markets where we operate and to adopt the appropriate business and financial management policies to ensure that we are able to further develop our market share in our core markets.

According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 5.9%, 4.8% and 1.5% in 2008, 2007 and 2006, respectively. Increases in inflation affect our financial performance by increasing certain of our operating expenses, including labor costs, leases, and selling and general administrative expenses. Although increases in inflation have not had a material impact on our operations in the past, if such increases continue, they may have an adverse effect on our operations in the future. However, the latest inflation rate announced in March 2009 for the first quarter of 2009, as compared to the same period of 2008, was negative 0.6%. A period of prolonged deflationary pressures could have a negative effect on our net sales, the price of our goods and the gross profit margin of our products, which could adversely affect our results of operations.

State Council Fiscal Stimulus Measures

In response to the current global economic downturn and corresponding decline in the rate of growth of the PRC economy, the PRC government has adopted increasingly flexible macroeconomic policies, including an announced fiscal stimulus package, aimed at offsetting the slowdown brought on by the global economic downturn and deterioration in the global credit markets. These policies include measures specifically designed to encourage development of the domestic real property market. This represents a reversal of policies implemented since 2003 which were designed to control perceived overinvestment in the real property market. Beginning in November 2008, the State Council has announced a series of measures to stimulate the economy. These include the following:

•

On November 9, 2008, the State Council announced a RMB4 trillion (US$584 billion) economic stimulus plan, RMB120 billion (US$17.5 billion) of which was to be spent by year-end. On November 10, 2008, the State Council announced a value-added tax reform, shifting the basis from production to consumption, and effectively reducing the value-added tax rates, effective January 1, 2009.

•

On November 26, 2008, the State Council announced six policies for economic stimulus, including plans to support the rail, auto, shipbuilding, logistics, petrochemical, light industry, textile, nonferrous metals, equipment manufacturing, and electronics and information technology industries.

•	On December 3, 2008, the State Council announced an additional RMB100 billion (US$14.6 billion) of lending by PRC policy banks prior to year-end.

•	On December 13, 2008, the State Council announced 30 measures to support the financial industry, including raising China’s total money supply by 17% in 2009.

•

On December 21, 2008, the State Council announced an exemption on real estate sales taxes to homeowners selling homes after an ownership period of two years, lowered from a previous minimum of five years.

•

In March 2009, the State Council and the Central Committee of the Communist Party of China announced a healthcare reform plan to increase the accessibility of healthcare, healthcare coverage and the availability of medicines, and to spend an additional RMB850 billion (US$124 billion) from 2009 to 2011 on the healthcare industry.

Critical Accounting Policies and Estimates

Management’s discussion and analysis of results of operations and financial condition are based upon our consolidated financial statements. These statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the IASB. These principles require management to make certain estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. The most significant estimates and assumptions include valuation of inventories, provisions for income taxes and uncollectible accounts, the recoverability of non-consolidated investments and long-lived assets. Actual results could differ from these estimates. Periodically, we review all significant estimates and assumptions affecting the financial statements and records the effect of any necessary adjustments.

The following critical accounting policies rely upon assumptions and estimates that were used in the preparation of our consolidated financial statements:

Revenue recognition

Revenue from sales of properties

Revenue from sales of properties is recognized when the risks and rewards of properties are transferred to the purchasers, which is when the construction of relevant properties has been completed and the properties have been delivered to the purchasers and collectability of related receivables is reasonably assured. Deposits and installments received on properties sold prior to the date of revenue recognition are included in the consolidated balance sheets as trade and other payables under current liabilities.

Revenue from sales of goods

Sale of goods is recognized on transfer of risks and rewards of ownership, which generally coincides with time when the goods are delivered to customers and title has passed.

Revenue from leasing of investment properties

Rental income under operating leases is recognized in the period in which the properties are let out and on a straight-line basis over the term of the relevant lease.

Others

Service income is recognized in the period when services are provided.

Interest income from a financial asset is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that discounts the estimated future cash receipts through the expected life of the financial asset to that asset’s net carrying amount.

Dividend income from investments is recognized when the rights to receive payments have been established.

Investment properties, leasehold land and buildings

Investment properties are land and /or buildings that are held to earn rental income and / or for capital appreciation, which include property interest held under operating lease carries at fair value.

Investment properties are stated at fair value at the balance sheet date. Any gain or loss arising from changes in fair values is recognized in the income statement. An investment property is derecognized upon disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from its disposals. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated income statement in the year in which the item is derecognized.

Subsequent expenditure is charged to the asset’s carrying amount only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance costs are expensed in the income statement during the financial period in which they are incurred.

The fair value of investment properties is based on valuation by an independent valuer who holds a recognized professional qualification and has recent experience in the location and category of property being valued. Fair value is based on market value, being the estimated amount for which a property could be exchanged on the date of valuation between a willing buyer and a willing seller in an arm’s length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion.

The leasehold land and buildings are stated in the balance sheet at their revalued amount, being the fair value at the date of revaluation less any subsequent accumulated depreciation and impairment losses. Revaluations are performed with sufficient regularity such that the carrying amount does not differ materially from that which would be determined using fair values at the balance sheet date. Any revaluation increase is credited to the other property revaluation reserve, except to the extent that it reverses a revaluation decrease of the same asset previously recognized as an expense, in which case the increase is credited to the income statement to the extent of the decrease previously charged. A decrease in the net carrying amount arising on revaluation of an asset is dealt with as an expense to the extent that it exceeds the balance, if any, on the other property revaluation reserve relating to a previous revaluation of that asset. On the subsequent sale or retirement of a revalued asset, the attributable revaluation surplus is transferred to retained profits.

The fair value of the leasehold land and buildings, and the investment properties are determined by an independent professional valuers. Such valuations were based on certain assumptions, which are subject to uncertainty and might materially differ from actual results.

In making the judgment, reasonable consideration has been given to the underlying assumptions that are mainly based on market conditions existing at the balance sheet date. These estimates are regularly compared to actual market data and actual transactions in the market.

Impairment of trade receivables

The management determines the provision for impairment of trade receivables on a regular basis. This estimate is based on the credit history of its customers and prevailing market conditions. Management reassesses the provision for impairment of trade receivables at the balance sheet date.

Net realizable value of inventories

Net realizable value of inventories is the estimated selling price in the ordinary course of business, less estimated costs of completion and selling expenses. These estimates are based on the current market condition and the historical experience of selling products of similar nature. It could change significantly as a result of competitors’ actions in response to severe industry cycles. Management reassesses these estimations at the balance sheet date to ensure inventories are shown at the lower of cost and net realizable value.

Completed properties held for sale

Management performs a regular review on the carrying amounts of completed properties held for sale. Based on management’s review, write-down of completed properties held for sale will be made when the estimated net realizable value has declined below the carrying amount. In determining the net realizable value of completed properties for sale, management refers to prevailing market data such as recent sales transactions, market survey reports available from independent property valuers and internally available information, as bases for evaluation.

Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash generating units to which goodwill has been allocated. The value in use calculation requires the entity to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value.

Internal Control Over Financial Reporting

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of the end of the fiscal year 2009 based on the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, using the criteria in Internal-Control Integrated Framework. In order to assist our management to evaluate the effectiveness of our internal control over financial reporting, we engaged an independent registered public accounting firm to perform our internal control review and assessment. Based on this evaluation, we identified a material weakness in our internal control over financial reporting as of March 31, 2009.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis. As of March 31, 2009, we identified a material weakness related to the policies and procedures that we had put in place for the review of our goodwill impairment test.

During fiscal year 2009, we performed a goodwill impairment test to assess any impairment on the carrying amount of our recorded goodwill. Due to an oversight in our policies and procedures for the review of the calculations and results of our goodwill impairment test, we were unable to detect certain clerical errors in our calculations. Although this oversight did not affect our conclusion based on the results of our goodwill impairment test, it did create a reasonable possibility that a material misstatement of our annual or interim financial statements resulting from inaccurate calculations and results of our goodwill impairment test would not be prevented or detected on a timely basis. Accordingly, we determined that this control deficiency constituted a material weakness.

During the preparation of MSHI’s annual report on Form 10-K for the year ended March 31, 2009, the underlying circumstances of this material weakness were fully communicated to and considered by our independent registered public accounting firm to ensure that an accurate and proper goodwill impairment test was performed and that the appropriate accounting treatment was recorded in the financial statements included in MSHI’s annual report on Form 10-K for the period ended March 31, 2009.

We have developed the following remediation plan to address this material weakness and we are proceeding expeditiously with the following measures to enhance our internal control over financial reporting:

•

We will strengthen and formalize our existing procedures for the review of the calculations and results of our goodwill impairment test to ensure that the material weakness does not impair our ability to produce accurate and timely financial statements. These policies and procedures will require that our test of goodwill impairment be subject to an independent review.

•	Our Audit Committee will monitor these remediation efforts and may direct additional measures as deemed appropriate.

Accordingly, our management believes that the accounting for goodwill impairment included in our financial statements fairly presents in all material respects our financial position, results of operations and cash flows for the periods presented.

Changes in Internal Control over Financial Reporting

No change was made in our internal control over financial reporting during fiscal year 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting, other than under “—Internal Control Over Financial Reporting” and immediately below under “—Remediation of Past Material Control Weaknesses.”

Remediation of Past Material Control Weaknesses

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of the end of the fiscal year covered by MSHI’s Annual Report on Form 10-K filed on June 27, 2008. This evaluation was based on the framework issued by COSO. Based on this evaluation, we identified a material weakness in our internal control over financial reporting prior to the filing of MSHI’s Form 10-K on June 27, 2008.

During fiscal year 2008, we significantly expanded our property development operations, which involve property development and sales of new properties. Accounting for these transactions involves complex accounting principles and required specialized personnel with specific U.S. GAAP knowledge and experience. During fiscal year 2008, we accounted for portions of our new property sales as liabilities, which was not in accordance with U.S. GAAP. In addition, we accounted for portions of our new property sales as revenues without reference to U.S. GAAP, which set specific initial investment thresholds to account for such transactions as sales. As a result of this practice, we were required to make adjustments in our financial statements to properly reflect U.S. GAAP.

In order to rectify this material weakness, we implemented additional procedures to ensure that our accounting for property development and sales of new properties is presented fairly in all material respects in accordance with IFRS principles. These procedures include the following:

•

We have instituted monthly business reviews led by our Chief Executive Officer and monthly operating and financial statement reviews by various levels of our management team, including our executive officers;

•

We are taking steps to create a new disclosure review group in order to further formalize our internal review processes related to the preparation of our reports filed with the SEC and other public disclosures, which will include directors, executive management, senior financial management and senior operating personnel; and

•

We are expanding our educational assistance to all our accounting staff to ensure a thorough and consistent understanding of changes in accounting principles and modifications and enhancement in our internal controls and procedures.

In addition, we will consult external accounting professionals when encountering new and complex accounting transactions and will continue to refine and enhance our internal control procedures. Accordingly, management believes that the accounting for property development and sales of new properties included in our financial statements fairly presents in all material respects our financial position, results of operations and cash flows for the periods presented.

Results of Operations

The following discussion of our results of operations is based on the financial information derived from our consolidated financial statements prepared in accordance with IFRS. In the following discussion, references to increases or decreases in any year are made by comparison with the corresponding prior year, as applicable, except as the context otherwise indicates.

The following table sets forth for fiscal years 2009 and 2008 and the nine month periods ended December 31, 2009 and 2008 items from the Consolidated Income Statement:

	Fiscal Year Ended March 31,		Nine Months Ended December 31,
	2009	2008	2009	2008
			(Unaudited)	(Unaudited)
	(HK$ in thousands except per share data)
Revenue	359,734	640,493	254,244	296,388
Cost of Sales	(226,422)	(363,483)	(144,241)	(174,359)

Gross Profit	133,312	277,010	110,003	122,029
Investment Income	10,688	18,808
Other Operating Income	4,467	6,862	16,652	13,978
Selling Expenses	(21,043)	(24,172)	(11,817)	(17,065)
Administrative Expenses	(103,685)	(101,273)	(71,430)	(69,999)
Other Operating Expenses	(33,750)	(44,906)	(51,501)	(17,853)
(Decrease)/Increase in Fair Value of Investment Properties	(181,638)	454,914	—	(115,083)
Net Unrealized (Loss)/Gain on Financial Assets at Fair Value Through Profit or Loss	(5,342)	613	(1,438)	(5,836)
Finance Costs	—	—	(945)	—
Share of Profit/(Loss) of An Associate	(53)	(7)	56	7

(Loss)/Profit before taxation	(197,044)	587,849	(10,420)	(89,822)
Taxation	50,765	(185,622)	(7,428)	24,611

(Loss)/Profit for the year/period	(146,279)	402,227	(17,848)	(65,211)

(Loss)/Profit Attributable to:
Equity Shareholders	(40,536)	94,920	519	(14,187)
Minority interests	(105,743)	307,307	(18,367)	(51,024)

	(146,279)	402,227	(17,848)	(65,211)
(Loss)/Earnings per share
Basic	(6.25)	14.64	0.08	(2.19)

Diluted	N/A	14.11	0.07	N/A

Year Ended March 31, 2009 Compared to Year Ended March 31, 2008

Net Sales and Gross Profit

Net sales, including rental income, for fiscal year 2009 decreased by HK$280.8 million, or 43.8%, from HK$640.5 million for fiscal year 2008, consisting of HK$405.4 million attributable to our pearl operations and HK$235.1 million attributable to our real estate operations, to HK$359.7 million for fiscal year 2009, consisting of HK$316.7 million attributable to our pearl operations and HK$43.0 million attributable to our real estate operations.

Gross profit decreased by HK$143.7 million, or 51.9%, from HK$277.0 million for fiscal year 2008, consisting of HK$124.5 million attributable to our pearl operations and HK$152.5 million attributable to our real estate operations, to HK$133.3 million for fiscal year 2009, consisting of HK$102.8 million attributable to our pearl operations and HK$30.5 million attributable to our real estate operations.

Net sales, including rental income, for our pearl operations and real estate operations accounted for approximately 88.0% and 12.0%, respectively, of our total net sales in fiscal year 2009, as compared to 63.3% and 36.7%, respectively, in fiscal year 2008.

Pearl Operations

Net sales attributable to our pearl operations decreased by HK$88.7 million, or 21.9%, from HK$405.4 million for fiscal year 2008 to HK$316.7 million for fiscal year 2009. Net sales of assembled jewelry decreased by HK$20.9 million, or 9.2%, from HK$226.2 million for fiscal year 2008 to HK$205.3 million for fiscal year 2009. Net sales of South Sea pearls decreased by HK$57.6 million, or 37.2%, from HK$155.0 million for fiscal year 2008 to HK$97.4 million for fiscal year 2009. Net sales of freshwater pearls decreased by HK$10.2 million, or 42.1%, from HK$24.2 million for fiscal year 2008 to HK$14.0 million for fiscal year 2009. Decreases in net sales attributable to our pearl operations were primarily due to a decrease in market demand worldwide, particularly in the United States and Asian countries, including Hong Kong, due to the continued global financial and credit crisis and the contraction of economic activities around the world.

Net sales to the North America and Asia markets decreased for fiscal year 2009 due to the continued weakness of the domestic economies in these markets. Net sales to the North America market decreased by HK$34.2 million, or 32.9%, from HK$104.2 million for fiscal year 2008 to HK$70.0 million for fiscal year 2009. Net sales to the Asia market, including Hong Kong, decreased by HK$37.6 million, or 35.6%, from HK$105.8 million for fiscal year 2008 to HK$68.2 million for fiscal year 2009.

Net sales to the Europe market decreased for fiscal year 2009 due to the weakness of the domestic economies following the financial and credit crises triggered by defaults in the U.S. sub-prime mortgage market. Net sales to the Europe market decreased by HK$15.6 million, or 9.3%, from HK$168.6 million for fiscal year 2008 to HK$153.0 million for fiscal year 2009.

Gross profit attributable to our pearl operations decreased by HK$21.7 million, or 17.4%, from HK$124.5 million for fiscal year 2008 to HK$102.8 million for fiscal year 2009. The decrease was primarily due to a decrease of HK$88.7 million in net sales mainly as a result of a decrease in demand in the United States and the Asia markets.

Gross profit margin attributable to our pearl operations increased from 30.7% for fiscal year 2008 to 32.5% for fiscal year 2009. The increase in gross profit margin was primarily due to our continued (a) implementation of effective cost controls, (b) enhancement of production efficiency due to the acquisition of new machinery, and (c) shift in our focus to sales of higher value products.

Real Estate Operations

We commenced presales of phase one market center units in China Pearls and Jewellery City in the fourth quarter of fiscal year 2008. As of March 31, 2009, we had sold approximately 31% of the planned saleable area of China Pearls and Jewellery City.

Net sales, including rental income, attributable to our real estate operations decreased by HK$192.1 million, or 81.7%, from HK$235.1 million for fiscal year 2008 to HK$43.0 million for fiscal year 2009. The decrease was primarily due to continued credit-tightening measures implemented by the PRC government and a material downturn in the global financial and credit markets, which has had the effect of discouraging investment in the PRC real estate market.

Gross profit attributable to our real estate operations decreased by HK$122.0 million, or 80.0%, from HK$152.5 million for fiscal year 2008 to HK$30.5 million for fiscal year 2009. The decrease was primarily due to a decrease of HK$192.1 million in net sales of real estate and rental income.

Gross profit margin attributable to our real estate operations increased from 64.9% for fiscal year 2008 to 70.9% for fiscal year 2009. The increase in gross profit margin was primarily due to a higher price for more centrally located shop and booth units at China Pearls and Jewellery City. These centrally located shop and booth units accounted for 56% of our sales at China Pearls and Jewellery City in fiscal year 2009, as compared to 46% in fiscal year 2008.

Selling, General and Administrative Expenses (“SG&A expenses”)

Selling, general and administrative expenses decreased slightly by HK$0.7 million, or 0.6%, from HK$125.4 million for fiscal year 2008 to HK$124.7 million for fiscal year 2009.

Our SG&A expenses, as a percentage of net sales, increased from 19.6% for the fiscal year 2008 to 34.7% for the fiscal year 2009.

Income Tax Credits / Expenses

We had an income tax credit of HK$50.8 million for fiscal year 2009, compared to income tax expenses of HK$185.6 million for fiscal year 2008. The increase in income tax credits in fiscal year 2009 was due to a reversal for deferred tax liabilities of HK$46.2 million as a result of a revaluation decrease in investment properties in the fiscal year 2009. The decrease in income tax expenses in fiscal year 2009 compared to fiscal year 2008 was due to a decrease of HK$192.8 million in net sales, including rental income, of real estate in China Pearls and Jewellery City, resulting in a decrease of HK$14.8 million in income tax provisions and a decrease of HK$50.0 million in land appreciation tax for fiscal year 2009, as well as provision for deferred tax of HK$110.4 million arising from a revaluation increase in investment properties in fiscal year 2008.

With the implementation of the new Enterprise Income Tax Law in the PRC, we expect the enterprise income tax levied on our subsidiaries engaged in our pearl operations in the PRC to increase by 1% to 2% on an annual basis from 20% in 2009 to 25% in 2012. The impact of the increased enterprise income tax rate on our PRC subsidiaries has, to date, been minimal as the taxable income of our PRC subsidiaries that are subject to the increased enterprise income tax rate was insignificant in fiscal year 2009.

Net Loss / Income

As a result of the foregoing, we incurred a net loss attributable to equity shareholders of HK$40.5 million for fiscal year 2009, compared to receipt of net income attributable to equity shareholders of HK$94.9 million for fiscal year 2008. The net loss in fiscal year 2009 was also due to net unrealized loss of HK$5.3 million from the sale of marketable securities and a decrease of HK$181.6 million in fair value of investment properties.

Nine Months Ended December 31, 2009 Compared to Nine Months Ended December 31, 2008

Sales and Gross Profit

Net sales attributable to our pearl operations decreased by HK$66.1 million, or 24.8%, from HK$266.8 million for the nine months ended December 31, 2008 to HK$200.7 million for the nine months ended December 31, 2009. Net sales of assembled jewelry decreased by approximately HK$29.9 million, or 16.5%, from HK$181.0 million for the nine months ended December 31, 2008 to HK$151.1 million for the nine months ended December 31, 2009. Net sales of South Sea pearls decreased by approximately HK$34.0 million, or 45.6%, from HK$74.6 million for the nine months ended December 31, 2008, to HK$40.6 million for the nine months ended

December 31, 2009. Decreases in net sales attributable to our pearl operations were primarily due to a decrease in market demand in North America and other regions, such as countries in Europe and Asia, due to the current global economic contraction and recession.

Net sales to the North America market decreased by HK$29.1 million, or 47.0%, from HK$62.0 million for the nine months ended December 31, 2008 to HK$32.9 million for the nine months ended December 31, 2009. Net sales to the Europe market decreased by HK$2.8 million, or 2.2%, from HK$128.9 million for the nine months ended December 31, 2008 to HK$126.1 million for the nine months ended December 31, 2009. Net sales to the Asia market, including Hong Kong, decreased by HK$17.9 million, or 34.2%, from HK$52.4 million for the nine months ended December 31, 2008 to HK$34.5 million for the nine months ended December 31, 2009.

Gross profit attributable to our pearl operations decreased by HK$11.5 million, or 11.8%, from HK$97.5 million for the nine months ended December 31, 2008 to HK$86.0 million for the nine months ended December 31, 2009. The decrease in gross profit was primarily attributable to the decrease in our net sales in our overall market, due to the global economic downturn.

Gross profit margin increased from 36.5% for the nine months ended December 31, 2008 to 42.8% for the nine months ended December 31, 2009. The increase in gross profit margin was primarily the lower cost of pearls sourced caused by reduced demand.

Net sales, including rental income, attributable to our real estate operations increased by HK$24.0 million, or 81.4%, from HK$29.5 million for the nine months ended December 31, 2008 to HK$53.5 million for the nine months ended December 31, 2009. The increase was primarily due to a preferential discount scheme offered to investors who purchased the shops in bulk in the CP&J project for the nine months ended December 31, 2009. Gross profit attributable to our real estate sales decreased by HK$0.5 million, or 2%, from HK$24.5 million for the nine months ended December 31, 2008 to HK$24.0 million for the nine months ended December 31, 2009. The decrease was primarily due to a lower gross profit for sales under the preferential discount scheme offered in the CP&J project. Gross profit margin attributable to our real estate sales decreased from 83.1% for the nine months ended December 31, 2008 to 44.9% for the nine months ended December 31, 2009.

Selling, General and Administrative Expenses

SG&A expenses decreased by HK$3.9 million, or 4.5%, from HK$87.1 million for the nine months ended December 31, 2008 to HK$83.2 million for the nine months ended December 31, 2009. The decrease was mainly due to a decrease of HK$5.0 million in advertising and promotion expenses for the CP&J project.

Our SG&A expenses, as a percentage of net sales, increased from 29.4% for the nine months ended December 31, 2008 to 32.7% for the nine months ended December 31, 2009.

Income Tax Expense

We had an income tax expenses of HK$7.4 million for the nine months ended December 31, 2009, compared to an income tax credit of HK$24.6 million for nine months ended December 31, 2008. The decrease in income tax credit was due to a decrease in reversal for deferred tax of HK$28.3 million as a result of a revaluation decrease in investment properties. The increase in income tax expenses was due to an increase of HK$6.3 million in provision for income tax for the CP&J project as a result of an increase in taxable profit.

Net Loss, Net Income/Loss Attributable to Shareholders of Man Sang International (B.V.I) Limited, and Earnings/Loss Per Share

As a result of the discussion above and an impairment loss of HK$56.9 million on deferred cost of sales of properties arising from the sales contract of certain properties of the CP&J project for uncertainty of the fulfillment of the contract terms by the purchasers, net loss decreased by HK$47.4 million from HK$65.2 million for the nine months ended December 31, 2008 to HK$17.8 million for the nine months ended December 31, 2009. Net profit attributable to shareholders of MSBVI was HK$0.5 million for the nine months ended December 31, 2009, as compared with net loss attributable to shareholders of MSBVI of HK$14.2 million for the nine months ended December 31, 2008. Basic earning per common share was HK$0.08 for the nine months ended December 31, 2009, as compared with basic loss per share of HK$2.19 for the nine months ended December 31, 2008.

Liquidity and Capital Resources

We operate in a capital intensive industry. Our liquidity requirements relate primarily to investing in real estate development, capital expenditures, payments on bank borrowings and servicing our working capital. Our liquidity resources include cash-on-hand, banking facilities, funds generated from internal operations, disposition of properties and proceeds from the issuance of ordinary shares.

Our liquidity position is primarily affected by our inventory levels of raw materials such as pearls and diamonds, the amount of completed properties held for sale, the level of our accounts payables and receivables and our ability to obtain external financing to meet our debt obligations and to finance our capital expenditures. As of December 31, 2009, we had trade and other payables of HK$511.5 million and significant capital commitments of HK$36.8 million during the next two years related to the continued development of China Pearls and Jewellery City. We expect to meet these payables and capital commitments primarily through the use of our internal resources and debt financing.

At December 31, 2009, our total shareholders’ funds amounted to HK$472.0 million (March 31, 2009: HK$469.8 million). At December 31, 2009, we had working capital of HK$294.9 million (March 31, 2009: HK$373.2 million). With the committed banking facilities in place and cash on hand, we have adequate financial resources to meet our anticipated future liquidity requirements. Cash and cash equivalents amounted to HK$561.9 million (March 31, 2009: HK$493.1 million) and accounted for 52.5% (March 31, 2009: 50.4%) of our total current assets at December 31, 2009. Current ratio decreased from 1.6 at March 31, 2009 to 1.4 at December 31, 2009.

At December 31, 2009, our total secured bank loans were HK$180.8 million (March 31, 2009: HK$192.1 million) which was mainly associated with the CP&J project. Gearing ratio, which represents the ratio of total bank borrowings to total equity attributable to shareholders, was 0.38 as at December 31, 2009 (March 31, 2009: 0.41).

At December 31, 2009, we had available bank facilities of HK$330.8 million (March 31, 2009: HK$392.1 million) with various banks, of which HK$180.8 million (March 31, 2009: HK$192.1 million) had been drawn and HK$150.0 million (March 31, 2009: HK$200.0 million) remained unused. We do not currently use any derivatives to manage our interest rate risk.

For the nine months ended December 31, 2009, most of our transactions were denominated in U.S. dollars, Hong Kong dollars and Renminbi. Since the Hong Kong dollar remains pegged to the U.S. dollar within a defined range, we have not been exposed to any significant foreign exchange risk, and therefore had not adopted any hedging measures. We have subsidiaries engaging in business in the PRC, with most of their transactions dominated in Renminbi. Since we obtain Renminbi through revenue and bank loans in the PRC for the settlement of liabilities in Renminbi, we were not exposed to any significant exchange risk on Renminbi. Our liquidity has not been materially impacted by the recent financial crisis. In particular, the financial crisis has not had an impact on our access to short-term borrowings, relationships with financial institutions and lenders or lending practices employed by our lenders, nor has it increased difficulties in complying with covenants under our existing credit arrangements.

We do not expect that our liquidity will be materially impacted in the near future by the recent financial crisis. However, because of the severity of the ongoing financial crisis, we cannot predict with certainty the ultimate impact of these events on us. We will therefore continue to closely monitor our liquidity and capital resources.

If the capital and credit markets continue to experience volatility, it is possible that our ability to access these markets may be limited, which could have an impact on our ability to react to changing economic and business conditions.

Working Capital

Working capital, which represents our total current assets minus our total current liabilities, decreased by HK$158.9 million, or 29.9%, from HK$532.1 million as of March 31, 2008 to HK$373.2 million as of March 31, 2009. This decrease was primarily due to a decrease of HK$110.5 million in cash and cash equivalents and an increase of HK$57.1 million in current portion of bank borrowings. This decrease was partially offset by an increase of HK$39.6 million in receivables from sale of financial assets contracts.

Working capital decreased by HK$78.3 million, or 21.0%, from HK$373.2 million as of March 31, 2009 to HK$294.9 million as of December 31, 2009. This decrease was primarily due to an increase of HK$67.8 million in current portion of interest-bearing loans, an increase of HK$66.4 million in trade and other payables. This increase was partially offset by an increase of HK$68.8 million in cash and cash equivalents.

Cash Balances

Cash balances decreased by HK$110.6 million, or 18.3%, from HK$603.7 million as of March 31, 2008 to HK$493.1 million as of March 31, 2009. This decrease was primarily due to cash outflows of HK$76.8 million for capital expenditures in relation to China Pearls and Jewellery City and cash outflows of HK$22.0 million in the investment in marketable securities.

Cash balances increased by HK$68.8 million, or 14.0%, from HK$493.1 million as of March 31, 2009 to HK$561.9 million as of December 31, 2009. This increase was primarily due to cash inflows of HK$129.5 million, partially offset by cash outflows of HK$56.3 million for capital expenditures in relation to the CP&J project.

Current Ratio

Our current ratio decreased from 1.9 as of March 31, 2008 to 1.6 as of March 31, 2009. The decrease was primarily due to a decrease of HK$122.3 million in current assets and an increase of HK$36.6 million in current liabilities. Our current ratio decreased from 1.6 as of March 31, 2009 to 1.4 as of December 31, 2009. The decrease was primarily due to an increase of HK$171.5 million in current liabilities.

Cash Flows

Net cash provided by operating activities

Net cash provided by operating activities decreased by HK$274.5 million, or 83.3%, from HK$329.4 million for fiscal year 2008 to HK$54.9 million for fiscal year 2009. The decrease was primarily due to the receipt of approximately HK$181.9 million in advance payments for pearl market center units following the grand opening of the phase one China Pearls and Jewellery City market center in fiscal year 2008 which we did not receive in fiscal year 2009. The decrease was also due to an increase in cash of HK$38.9 million paid to suppliers for payments for goods received in fiscal year 2008 but for which payment of cash was not due until fiscal year 2009, resulting in a decrease in accounts payable from HK$123.9 million in fiscal year 2008 to HK$110.0 million in fiscal year 2009.

Net cash from operating activities increased by HK$136.8 million, or 1,200%, from HK$11.4 million for the nine months ended December 31, 2008 to HK$148.2 million for the nine months ended December 31, 2009. This increase was primarily due to an increase of HK$20.1 million in cash receipts from our customers, due to the tightening our credit controls and additional efforts on collection of accounts receivables and an decrease in cash of HK$65.0 million paid to our suppliers for payments of goods received or services provided, as well as an increase in cash of HK$40.0 million received for deposits associated with the CP&J project.

Net cash used in investing activities

Net cash used in investing activities decreased by HK$206.5 million, or 60.6%, from HK$340.5 million for fiscal year 2008 to HK$134.0 million for fiscal year 2009. The decrease was primarily due to a decrease in cash payments of HK$388.9 million for the construction of China Pearls and Jewellery City. The decrease was partially offset by an increase of HK$22.0 million for financial assets at fair value through profit or loss and an increase of HK$39.6 million in receivable from sale of financial assets contracts.

Net cash used in investing activities decreased by HK$4.8 million, or 6.6%, from net cash of HK$73.0 million used in investing activities for the nine months ended December 31, 2008 to net cash of HK$68.2 million used in investing activities for the nine months ended December 31, 2009. This decrease was primarily due to a decrease of HK$5.3 million in cash payment associated with the construction of CP&J project.

Net Cash provided by financing activities

Net cash used in financing activities was HK$33.2 million in fiscal year 2009, as compared to net cash provided by financing activities of HK$301.0 million in fiscal year 2008, primarily as a result of dividends of HK$21.9 million paid by a listed subsidiary and net cash repayments of secured debts of HK$11.3 million in fiscal year 2009, as compared to a cash inflow of HK$290.4 million from issuance of common stock of a listed subsidiary and cash inflow of HK$66.6 million from secured debt in fiscal year 2008.

Net cash used in financing activities decreased by HK$22.0 million, or 66%, from net cash of HK$33.2 million used in financing activities for the nine months ended December 31, 2008 to net cash of HK$11.2 used in financing activities for the nine months ended December 2009. The decrease was due to the cash dividend of HK$21.9 million paid to minority shareholders in the nine months ended December 31, 2008.

Restrictions on Cash Transfers to MSBVI

MSBVI is a holding company that must rely principally on dividends, loans or advances paid to it by its subsidiaries incorporated in the PRC for its cash requirements, including the funds necessary to pay dividends and other cash distributions to its shareholders, service any debt it may incur and pay its operating expenses. PRC law restricts the ability of our subsidiaries incorporated in the PRC to transfer funds to us in the form of cash dividends, loans or advances. For a description of these restrictions, see “Market Price for MSBVI Ordinary Shares, Dividends and Other Matters—Dividends.”

Furthermore, under regulations of the State Administration of Foreign Exchange, the Renminbi is not convertible into foreign currencies for capital account items, such as loans, repatriation of investments and investments outside the PRC, unless the prior approval of the State Administration of Foreign Exchange is obtained and prior registration with the State Administration of Foreign Exchange is made.

We do not expect any of such restrictions to have a material impact on our ability to meet our cash obligations.

Share Placement

In July 2007, our subsidiary, Man Sang International Limited, privately placed 200,000,000 of its existing shares with institutional investors at a price of HK$1.48 per share, for gross proceeds of approximately HK$296.0 million. In August 2007, we received HK$285.3 million in cash after deducting fees and expenses incurred in connection with the private placement.

Inventories for our Pearl Operations

Inventories for our pearl operations decreased by HK$7.5 million, or 15.1%, from HK$49.4 million as of March 31, 2008 to HK$41.9 million as of March 31, 2009. The decrease in inventories was primarily attributable to a decrease of inventory purchases in response to a decrease in demand in the United States and Asia markets.

Inventories for our pearl operations increased by HK$11.3 million, or 27.0%, from HK$41.9 million as of March 31, 2009 to HK$53.2 million as of December 31, 2009. This increase in inventories was due to an increase of purchase in the higher quality pearls with low cost.

Inventory turnover period, which represents the ratio of average stock to cost of sales multiplied by 12 months, increased by 0.7 months, from 2.0 months for the fiscal year 2008 to 2.7 months for fiscal year 2009. The increase was primarily due to a decrease in sales turnover for fiscal year 2009. The inventory turnover period increased by 1.2 months from 2.5 months as of December 31, 2008 to 3.7 months as of December 31, 2009. The increase was primarily due to an increase of HK$12.8 million in inventory from HK$40.4 million as of December 31, 2008 to HK$53.2 million as of December 31, 2009, which was due to an increase in inventory levels for storing a higher quality of pearls at a lower cost in the current pearls market.

Accounts Receivable for Pearl Operations

Accounts receivable for our pearl operations decreased by HK$17.6 million, or 20.5%, from HK$85.7 million as of March 31, 2008 to HK$68.1 million as of March 31, 2009. The average debtor turnover period was 2.5 months for fiscal years 2008 and 2009. The decrease in accounts receivable for pearl operations was primarily due to our tightened credit controls and additional efforts on collection of accounts receivable.

Accounts receivable for our pearl operations increased by HK$1.6 million, or 2.3%, from HK$68.1 million as of March 31, 2009 to HK$69.7 million as of December 31, 2009. The average debtor turnover period increased by 0.2 months from 2.9 months for the nine months ended December 31, 2008 to 3.1 months for the nine months ended December 31, 2009. The increases were primarily due to a decrease of HK$88.7 million in sales from our pearls operations.

We have a good and long-standing relationship with our customers, most of whom are well-known global companies. We regularly review their credit standing and keep their credit within our approved limits. We believe no additional allowances are required, and that the net balances are fully collectible.

Secured Debt

Secured debt consists primarily of long-term and short-term bank borrowings in Renminbi for the development of China Pearls and Jewellery City and is secured primarily by the land of China Pearls and Jewellery City.

Secured debt decreased by HK$7.7 million, or 3.9%, from HK$199.8 million as of March 31, 2008 to HK$192.1 million as of March 31, 2009. Secured debts decreased by HK$11.3 million, or 5.9%, from HK$192.1 million as of March 31, 2009 to HK$180.8 million as of December 31, 2009. Secured debt consisted primarily of long-term and short-term bank borrowings in Renminbi for the development of China Pearls and Jewellery City and working capital of our pearl processing factory, which were secured primarily by the land comprising China Pearls and Jewellery City and Man Sang Industrial City.

As of March 31, 2008, our banking facilities were secured by mortgages of our leasehold land and buildings, including the properties under construction, of approximately HK$163.4 million and real estate investments of approximately HK$578.1 million. As of March 31, 2009, our banking facilities were secured by mortgages of our leasehold land and buildings, including the properties under construction, of approximately HK$162.1 million and real estate investments in the amount of approximately HK$470.7 million.

As of December 31, 2009, our banking facilities were secured by mortgages of our leasehold land and buildings, including properties under construction, of approximately HK$106.5 million and real estate investments of approximately HK$248.6 million.

During the year ended March 31, 2009, HK$22.6 million of secured debt was obtained and HK$33.9 million of secured debt was settled. During the year ended March 31, 2009, interest of HK$16.7 million was capitalized.

During the nine months ended December 31, 2009, HK$56.5 million of secured debt was obtained and HK$67.8 million of secured debt was settled. During the nine months ended December 31, 2009, interest of HK$7.5 million was capitalized and interest expenses of HK$0.9 million was recognized.

Indebtedness

As of March 31, 2008, we had total outstanding bank borrowings of approximately HK$199.8 million, consisting of long-term borrowings of HK$166.5 million and short-term borrowings, which also include the current portion of long-term borrowings, of HK$33.3 million. As of March 31, 2009, we had total outstanding bank borrowings of approximately HK$192.1 million (denominated in Renminbi), consisting of long-term borrowings of HK$101.7 million and short-term borrowings, which also include the current portion of long-term borrowings, of HK$90.4 million. As of December 31, 2009, we had total outstanding bank borrowings of approximately HK$180.8 million (denominated in Renminbi), consisting of long-term borrowings of HK$22.6 million and short-term borrowings, which also include the current portion of long-term borrowings, of HK$158.2 million.

The terms of our long-term bank borrowings range between one and three years, and are payable between one and three years. Of our long-term bank borrowings, almost all are variable interest rate loans. As of March 31, 2008, the average interest rate of our long-term bank borrowings was approximately 7.77% per annum. As of March 31, 2009, the average interest rate of our long-term bank borrowings was approximately 6.64% per annum. As of December 31, 2009, the average interest rate of our long-term bank borrowings was approximately 5.5% per annum.

All of our short-term bank borrowings are variable interest rate loans. As of March 31, 2008, the average interest rate of our short-term bank borrowings was approximately 7.77% per annum. As of March 31, 2009, the average interest rate of our short-term bank borrowings was approximately 6.64% per annum. As of December 31, 2009, the average interest rate of our short-term bank borrowings was approximately 5.5% per annum.

Certain of the credit facilities with the terms effective from May 21, 2009 obtained by our operating subsidiaries require Man Sang International Limited, as guarantor, to maintain, in accordance with Hong Kong generally accepted accounting principles: (1) a tangible net worth of not less than HK$600 million; (2) a gearing ratio (defined as the ratio of consolidated borrowings to consolidated tangible net worth) of 1; and (3) a current ratio (defined as the ratio of total current assets to total current liabilities) of 1.2.

Because all of our banking facilities are at our operating subsidiary level, MSBVI does not have any outstanding banking facilities.

Working Capital Facilities

Available working capital facilities decreased by HK$22.7 million, or 5.5%, from HK$414.8 million as of March 31, 2008 to HK$392.1 million as of March 31, 2009. The decrease was primarily due to the expiration of one of our bank facility lines. Available working capital facilities include letter of credit arrangements, import loans, overdraft and other facilities. All such banking facilities bear interest at floating rates generally offered by banks in Hong Kong and the PRC, and are subject to periodic review. Unutilized working capital facilities decreased by HK$15.0 million, or 7.0%, from HK$215.0 million as of March 31, 2008 to HK$200.0 million as of March 31, 2009. Available working capital facilities decreased by HK$61.3 million, or 15.6%, from HK$392.1 million as of March 31, 2009 to HK$330.8 million as of December 31, 2009. This decrease was primarily due to the expiration of the bank facilities.

We expect to require additional cash in order to fund our ongoing business needs and expand our operations. We have not encountered any difficulties in meeting our current cash obligations and expect to continue meeting our liquidity and cash needs through cash-on-hand, funds generated from internal operations and bank borrowings. In this regard, we believe that our existing cash, cash equivalents, banking facilities and funds to be generated from internal operations will be sufficient to meet our anticipated future liquidity requirements for the next 12 months. We believe that our sources of working capital, specifically our cash flow from operations, available banking facilities and accessible private and public offerings of debt and equity securities, are adequate for us to meet our anticipated future liquidity requirements.

Capital Expenditures

Capital expenditures in fiscal years 2009 and 2008 were approximately HK$85.4 million and HK$473.0 million, respectively, representing approximately 23.7% and 73.8% of net sales, respectively. Capital expenditures during fiscal year 2008 and 2009 were focused primarily on the construction of the phase one pearl market center for China Pearls and Jewellery City. Despite the current global economic downturn, and in light of recent improvements in the PRC economic environment as a result of recent fiscal stimulus measures taken by the PRC government in late 2008, we expect to invest approximately HK$34.5 million and HK$2.2 million for capital expenditures in fiscal years 2010 and 2011, respectively, nearly all of which will be dedicated to the construction of the phase one pearl market center for China Pearls and Jewellery City. However, if economic conditions worsen or our cost of borrowing increases to a level which makes it more difficult to obtain financing for our investments, we may re-evaluate our schedule for capital expenditures.

Research and Development

During each of the last three fiscal years, we did not spend any significant amounts on company sponsored research and development activities.

Off-Balance Sheet Arrangements

In August 2007, we entered into a mortgage collaboration agreement with a PRC bank pursuant to which we agreed to indemnify the bank for any failure on the part of purchasers of property at China Pearls and Jewellery City to repay outstanding loans on properties for which we had not yet obtained certificates of title and delivered such certificates to the bank as collateral. In February 2009, we obtained all certificates of title for the purchased property subject to the mortgage collaboration agreement, which we will deliver to the bank following the completion of certain administrative procedures to formally transfer title to the purchasers of these properties. As of March 31, 2009 and December 31, 2009, the loans for which we had provided such indemnification totaled HK$52.2 million and HK$46.1 million, respectively.

Contractual Obligations

We are subject to various financial obligations and commitments in the normal course of operations. These contractual obligations represent known future cash payments that we are required to make and relate primarily to long-term debt, capital commitment obligations with respect to property under development and operating leases.

The following table summarizes our contractual obligations as of December 31, 2009:

Contractual Obligations	Total	Less Than 1 Year	1-3 Year	3-5 Year	More Than 5 Years
	(HK$ in thousands)
Long-term debt (1)	180,797	158,197	22,600	—	—
Capital commitment obligations	36,772	34,538	2,234	—	—
Operating lease obligations	11,290	7,985	3,305	—	—

Total contractual obligations	228,859	200,720	28,139	—	—

(1)	Excluding interest on long-term bank loans.

Inflation

Historically, inflation has not had a significant effect on our business. According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 4.8% and 5.9% in 2007 and 2008, respectively. The latest inflation rate announced for the period up to November 2009, as compared to the same period of 2008, was negative 0.9%. Although neither inflation nor deflation in the past has had any material adverse impact on our results of operations, increases in the national inflation rate of the Chinese economy in the future may materially and adversely affect our financial condition and results of operations.

Quantitative and Qualitative Disclosure of Market Risks

As of March 31, 2009 and December 31, 2009, we had no derivative contracts, such as forward contracts and options, to hedge against exchange fluctuations.

We denominate our sales in either U.S. dollars or Hong Kong dollars. In fiscal year 2009, we made approximately 45.4% of our purchases in U.S. dollars, approximately 38.0% of our purchases in Hong Kong dollars and approximately 9.2% of our purchases in Renminbi. During the nine months ended December 31, 2009, we made approximately 41.3% of our purchases in U.S. dollars, approximately 40.2% of our purchases in Hong Kong dollars and approximately 14.7% of our purchases in Renminbi. Since the Hong Kong dollar remains “pegged” to the U.S. dollar at a consistent rate, we believe that the exposure of our sales proceeds to foreign exchange fluctuations is minimal. Furthermore, we do not consider the potential revaluation of the Renminbi to be significant to our operations as we believe that the risk of a substantial fluctuation of the Renminbi exchange rate remains low. As of March 31, 2009 and December 31, 2009, we had bank borrowings of HK$192.1 million and HK$180.8 million, respectively, denominated in Renminbi.

Because the majority of our purchases are made in currencies which we believe present a low risk of appreciation or devaluation and our sales are made in U.S. dollars, we believe that our currency risk for the foreseeable future should not be material. As a result, we have not entered into any derivative contracts, such as forward contracts and options, to hedge against foreign exchange fluctuations during fiscal year 2009 or during the nine months ended December 31, 2009.

We are exposed to interest rate risk resulting from fluctuations in interest rates. As of March 31, 2009 and December 31, 2009, we had borrowed approximately HK$192.1 million and 180.8 million, respectively (denominated in Renminbi), under floating rate credit facilities. All such banking facilities bear interest at floating rates generally offered by banks in Hong Kong and the PRC and are subject to periodic review. Fluctuations in interest rates can lead to significant fluctuations in the fair value of our debt obligations. We closely monitor interest rate risk and consider using appropriate financial instruments to hedge any exposure. However, we do not currently use any derivative instruments to manage our interest rate risk.

Given the relative price stability associated with the raw materials used in our products, we believe our commodity price risk should not be material.

ORGANIZATIONAL CHART SHOWING COMBINED COMPANY

The following chart shows the anticipated structure of the organization after completion of the Merger, including all of our significant subsidiaries, with the shareholding percentage and jurisdiction of incorporation of each company:

MSBVI DIRECTORS AND EXECUTIVE OFFICERS

Information Regarding Directors

The following table sets forth, as of January 31, 2010, the name, age and position(s) of each of our directors. The information with respect to each director is set forth in the description of business experience of such persons below.

Name	Age	Position(s)
Mr. Cheng Chung Hing, Ricky	49	President, Chairman of the Board and Chief Executive Officer
Mr. Cheng Tai Po	57	Vice Chairman of the Board
Mr. Lai Chau Ming, Matthew	57	Director
Mr. Wong Gee Hang, Henry	74	Director
Mr. Tsui King Chung, Francis	48	Director

Information Regarding Executive Officers

The following table sets forth, as of January 31, 2010, the name, age and position(s) of each of our executive officers. The information with respect to each executive officer is set forth in the description of business experience of such persons below.

Name	Age	Position(s)
Mr. Cheng Chung Hing, Ricky	49	President, Chairman of the Board and Chief Executive Officer
Mr. Cheng Tai Po	57	Vice Chairman of the Board
Mr. Pak Wai Keung, Martin	46	Chief Financial Officer

Business Experience of Directors and Executive Officers

Mr. CHENG Chung Hing, Ricky, our co-founder, has served as Chairman of the board of directors, President and Chief Executive Officer of MSBVI since July 24, 2009. He has also served as Chairman of the board of directors and President of MSHI since January 8, 1996. He was appointed Chief Executive Officer of MSHI on January 2, 1998. He served as Chief Financial Officer of MSHI from February to August 1999 and from August 2000 to August 2003. Mr. Cheng was appointed Chairman and a Director of Man Sang International Limited, a subsidiary listed on The Stock Exchange of Hong Kong Limited, in August 1997. Prior to our reorganization in late 1995, which resulted in MSHI’s issuance of common stock and Series A preferred shares in exchange for all the outstanding securities of MSBVI in January 1996, he had served as chairman and president of various companies within the Man Sang group of companies. Since March 18, 2005, Mr. Cheng has also served as a director of China Metro-Rural Exchange Ltd. Since February 21, 2007, Mr. Cheng, China Metro’s co-founder, also served as a director of China Metro. He also serves as an executive director, co-founder and co-chairman of a Hong Kong company listed on The Stock Exchange of Hong Kong Limited with integrated logistics operations in China (China South City Holdings Limited, stock code: 1668).

Mr. CHENG Tai Po, our co-founder, has served as our Vice Chairman since July 24, 2009. He has also served as director and Vice Chairman of MSHI since January 1996. He was appointed Deputy Chairman and a Director of Man Sang International Limited in August 1997. Prior to our group reorganization, he served as vice chairman of various companies within our group of companies. Mr. Cheng has over 25 years experience in the pearl business and is responsible for purchasing and processing of pearls as well as our overall planning, strategic formulation and business development.

Mr. LAI Chau Ming, Matthew, has served as our Director since July 24, 2009. He has also served as a Director of MSHI since November 1996. Mr. Lai has been Sales Director of DBS Vickers (Hong Kong) Limited since

July 1996. Prior to his joining DBS Vickers, Mr. Lai served from 1972 to 1996 as a Senior Manager of Sun Hung Kai Investment Company Limited, an investment company in Hong Kong. Mr. Lai has 30 years experience in investment. He is experienced in the areas of financial management and planning.

Mr. WONG Gee Hang, Henry, has served as our Director since July 24, 2009. He has also served as a Director of MSHI since April 2005. Mr. Wong has over 30 years of experience in accounting, property investment and development and general management. Mr. Wong has also served as the Managing Director of Marspeed Limited, a consultancy firm of property development, investment and management. Mr. Wong had been a member of senior management in a Hong Kong property developer for more than 15 years. He is a full member of The Hong Kong Management Association.

Mr. TSUI King Chung, Francis, has served as our Director since July 24, 2009. He has also served as a Director of MSHI since January 2006. Mr. Tsui has over ten years of experience in financial services and business development consultancy both in the United States and in Hong Kong. Since 2000, Mr. Tsui has served as the President of eBiz Incubation & Investment Co. Ltd., a private investment company. He holds a Ph.D. degree in History and a Master of Business Administration degree from the University of Hawaii.

Mr. PAK Wai Keung, Martin, has served as our Chief Financial Officer since July 24, 2009. He has been with MSHI since August 2006 and served as MSHI’s Chief Financial Officer since September 2006, having previously worked for several international accounting firms and a bank in Hong Kong. He is responsible for our financial and accounting management and corporate governance affairs. Mr. Pak is a fellow member of Hong Kong Institute of Certified Public Accountants. Mr. Pak is an associate member of the Hong Kong Institute of Chartered Secretaries and the Institute of Chartered Secretaries and Administrators of the United Kingdom. He has over 20 years of experience in accounting, finance and management. Prior to joining us, Mr. Pak served as financial controller for Xinjiang Tianye Water Savings and Irrigation System Company Limited and COSCO International Holdings Limited, from July 2005 to August 2006 and from January 2001 to July 2005, respectively.

Family Relationships

Mr. Cheng Chung Hing, Ricky, and Mr. Cheng Tai Po are brothers. Other than the foregoing, there are no family relationships among our directors and executive officers.

Board Composition

Our board of directors consists of five members.

We are a “controlled company” as defined in Section 801 of the NYSE Amex Company Guide. As a result, we are exempt from certain corporate governance requirements, including the requirement that a majority of the board of directors be independent and the requirement that we have a nominating/corporate governance committee. We do not have a nominating committee. However, notwithstanding that we are not required to have a board of directors comprising a majority of independent directors, we have determined that three of the members of the board of directors, Mr. Lai Chau Ming, Matthew, Mr. Wong Gee Hang, Henry and Mr. Tsui King Chung, Francis, who together constitute a majority of the board of directors, are “independent” within the meaning of Section 803A of the NYSE Amex Company and Rule 10A-3 under the Exchange Act.

Committees and Attendance of the Board of Directors

Audit Committee

The audit committee is a separately-designated standing audit committee as defined in Section 3(a)(58)(A) of the Exchange Act. The audit committee oversees matters relating to financial reporting, internal controls, risk management and compliance and related party transactions. These responsibilities include appointing and overseeing the independent auditors, as well as reviewing their independence and evaluating their fees, reviewing financial information that is provided to our shareholders and others, reviewing with management our system of internal controls and financial reporting process and monitoring our compliance program and system. The audit committee also makes recommendations on improvements and conducts other duties as the board of directors may delegate.

The audit committee consists of: Mr. Wong Gee Hang, Henry, Chairman; Mr. Lai Chau Ming, Matthew; and Mr. Tsui King Chung, Francis. The audit committee operates under a written charter, which sets forth the functions and responsibilities of the committee. A copy of our audit committee charter is posted on our website at www.man-sang.com.

The audit committee held six meetings during the fiscal year ended March 31, 2008 and six meetings during the fiscal year ended March 31, 2009. Mr. Wong Gee Hang, Henry, serves as Chairman, and Mr. Lai Chau Ming, Matthew and Mr. Tsui King Chung, Francis, are committee members. All the committee members are independent, as defined in the applicable standards of the NYSE Amex.

The board of directors has, in its reasonable judgment, (1) determined that all members of the audit committee are financially literate, (2) determined that Mr. Wong Gee Hang, Henry, the Chairman of the audit committee, is qualified as an “audit committee financial expert,” within the meaning of SEC regulations, that he has accounting and related financial management expertise within the meaning of the listing standards of the NYSE Amex and Rule 10A-3 under the Exchange Act, and (3) determined that Mr. Lai, Mr. Wong and Mr. Tsui of the audit committee satisfy the definition of “independent” as established in the NYSE Amex corporate governance listing standards.

With respect to fiscal year March 31, 2008, the audit committee has:

•	reviewed and discussed with our independent registered public accounting firm and with management the audited financial statements for the year ended March 31, 2008;

•

discussed with our independent registered public accounting firm the matters outlined in the Statement on Auditing Standards No. 61 (Codification of Auditing Standards AU §380), as may be modified or supplemented;

•

received the written disclosures and the letter from our independent registered public accounting firm required by Independence Standards Board Standard No. 1 (Independence Standards Board Standards No. 1, Independence Discussions with Audit Committees); and

•	discussed with our independent registered public accounting firm the independence of our independent registered public accounting firm.

Based on the audit committee’s review and discussions noted above, the audit committee recommended to the board of directors that audited financial statements for the year ended March 31, 2008 be included in MSHI’s annual report on Form 10-K for the year ended March 31, 2008.

With respect to the fiscal year ended March 31, 2009, the audit committee has:

•	reviewed and discussed with our independent registered public accounting firm and with management the audited financial statements for the year ended March 31, 2009;

•

discussed with our independent registered public accounting firm the matters outlined in the Statement on Auditing Standards No. 61 (Codification of Auditing Standards AU § 380), as may be modified or supplemented;

•

received the written disclosures and the letter from our independent registered public accounting firm required by Independence Standards Board Standard No. 1 (Independence Standards Board Standards No. 1, Independence Discussions with Audit Committees); and

•	discussed with our independent registered public accounting firm the independence of our independent registered public accounting firm.

Based on the audit committee’s review and discussions noted above, the audit committee recommended to the board of directors that audited financial statements for the year ended March 31, 2009 be included in MSHI’s annual report on Form 10-K for the year ended March 31, 2009.

Compensation Committee

The compensation committee consists of Mr. Lai Chau Ming, Matthew, as Chairman, and Mr. Wong Gee Hang, Henry, and Mr. Tsui King Chung, Francis.

The compensation committee deliberates and stipulates the compensation policy for our company. Each year the compensation committee directs our company, through an internal committee consisting of the Chief Financial Officer, the executive directors and Manager of Human Resources and Administration, to prepare a compensation philosophy and strategy statement for the compensation of the executives and a proposed executive compensation framework for the year. When establishing the proposed compensation framework, in keeping with our goal of attracting, motivating, and retaining executives who will contribute to our long-term success and an increase in the value of our shares, the internal committee undertakes the review of comparative compensation offered by peer companies that may compete with our company for executive talent. The peer group we used for compensation comparison and analysis purposes includes companies with workforce sizes, revenues, assets, and market values within a certain range above and below our levels. The internal committee periodically reviews the comparative compensation offered by the peer group and makes changes as appropriate to reflect changes in the market and our industry. The peer group is not necessarily limited to a particular industry as we believe we compete for executive talent across a wider group of entities. In addition, the peer group may not be the same as the peer group used by us for purposes of the Performance Index Graph furnished in MSHI’s annual report on Form 10-K for the year ended March 31, 2009.

During the year ended March 31, 2008, the compensation committee met twice and discussed and reviewed the personnel system and compensation package of our directors and officers.

During the year ended March 31, 2009, the compensation committee met once and discussed and reviewed the personnel system and the compensation package of our directors and officers.

The board of directors has determined that each member of the compensation committee satisfies the definition of “independent” as established in the NYSE Amex corporate governance listing standards.

The compensation committee does not have a compensation committee charter.

Nominating Committee

We do not have a nominating committee. The functions customarily attributable to a nominating committee are performed by the independent directors (as defined in the applicable standards of NYSE Amex) of the board of directors. It is the board of director’s view that it is appropriate not to have a separately designated nominating committee because, given our size and the number of directors on the board of directors, the costs of having such a committee outweigh the benefits.

A current copy of our nomination charter is posted on our website at www.man-sang.com. The independent directors will consider recommendations from shareholders holding more than 5% of our outstanding shares for candidates for the board of directors. The name of any recommended candidate for director, together with a brief biographical sketch, a document indicating the candidate’s willingness to serve, if elected, and evidence of the nominating shareholder’s ownership of our shares should be sent to the attention of the Secretary of MSBVI not less than 120 days nor more than 180 days before June 24, 2010, the first anniversary of the date of our proxy statement for our 2009 annual meeting.

Attendance of the Board of Directors

During the year ended March 31, 2009, our board of directors held five meetings and adopted two unanimous written consents of action. Each incumbent director attended at least 75% of the aggregate number of board meetings and meetings of committees on which he or she served. The average director attendance was approximately 97%.

Five of our directors attended our 2008 annual meeting of shareholders held at Suite 2208, 22/F, Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong.

Duties of Directors

Under British Virgin Islands law, our directors have a duty of loyalty and must act honestly and in good faith and in our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duties to our company, our directors must ensure compliance with our Articles of Association and the class rights vested thereunder in the holders of the shares. A shareholder may in certain circumstances have rights to damages if a duty owed by the directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the terms of office of the officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares in our company, including the registering of such shares in our share register.

Employment Agreements

We do not have employment agreements with any of our executive officers. However, on September 8, 1997, Man Sang International Limited, our subsidiary which is listed on The Stock Exchange of Hong Kong Limited, entered into service agreements with each of Mr. Cheng Chung Hing, Ricky, and Mr. Cheng Tai Po.

The major terms of these agreements are as follows:

•

the service agreement of each of Mr. Cheng Chung Hing, Ricky, and Mr. Cheng Tai Po is for an initial term of three years commencing on September 1, 1997, and was renewed for successive three year terms on September 1, 2000, September 1, 2003, September 1, 2006 and September 1, 2009. Each service agreement may be terminated by either party by giving the other party written notice of not less than three months;

•

the annual base salary payable to each of Mr. Cheng Chung Hing and Ricky, Mr. Cheng Tai Po in fiscal year 2009 is US$384,615 (HK$3.0 million) and US$461,538 (HK$3.6 million), respectively. The annual base salary payable to each of Mr. Cheng Chung Hing, Ricky, and Mr. Cheng Tai Po is subject to annual review by the board of directors of Man Sang International Limited; and

•

each of Mr. Cheng Chung Hing, Ricky, and Mr. Cheng Tai Po is also entitled to an annual discretionary bonus. The amount of the discretionary bonus is determined by the compensation committee of the board of directors of Man Sang International Limited. With respect to Mr. Cheng Chung Hing, Ricky, and Mr. Cheng Tai Po, the discretionary bonus is determined in conjunction with the compensation committee of our board of directors. This determination is made on an annual basis, provided that the aggregate of all discretionary bonuses payable by Man Sang International Limited to its executive directors in any fiscal year may not exceed 10% of Man Sang International Limited’s net profits for such year (after tax and after extraordinary items) as shown in its audited accounts.

In fiscal year 2009, the annual base salary and discretionary bonus for each of Mr. Cheng Chung Hing, Ricky, and Mr. Cheng Tai Po accounted for approximately 73.4% and 98.3%, respectively, of their total compensation from Man Sang International Limited.

Man Sang Jewellery Company Limited entered into an open-term service agreement with Mr. Pak Wai Keung, Martin on August 18, 2006. The annual base salary payable to Mr. Pak Wai Keung, Martin in fiscal year 2009 was US$211,538 (HK$1.65 million). He is also entitled to an annual discretionary bonus, subject to annual review by the board of directors of Man Sang International Limited. The service agreement of Mr. Pak Wai Keung, Martin, may be terminated by either party by giving the other party written notice of not less than two months. In fiscal year 2009, the annual base salary and discretionary bonus of Mr. Pak Wai Keung, Martin, accounted for all of Mr. Pak’s compensation from Man Sang International Limited.

Executive Compensation

During fiscal year 2009, in addition to our principal executive officer and principal financial officer, we had two executive officers in its management team whose annual compensation exceeded (or would have exceeded if annualized) HK$780,000 (approximately US$100,000).

For fiscal year 2009, we paid an aggregate of US$2,116,755 in total compensation to our directors and executive officers.

Summary Compensation Table

The following table sets forth information with respect to compensation of our Chief Executive Officer, Chief Financial Officer and the three most highly compensated executive officers other than the Chief Executive Officer and the Chief Financial Officer during fiscal years 2009, 2008 and 2007.

SUMMARY COMPENSATION TABLE (1)

Name and Principal Position(s)	Year	Salary	Bonus		Stock Awards	Option Awards (4)		Non- Equity Incentive Plan Compensa- tion	Non- Qualified Deferred Compensa- tion Earnings	All Other Compensa- tion		Total
		(US$)	(US$)		(US$)	(US$)		(US$)		(US$)		(US$)
Mr. Cheng Chung Hing, Ricky	2009	384,615	128,205	(2)	—	—		—	—	209,745	(7)	722,565
(Chairman of the Board, President	2008	384,615	128,205	(2)	—	—		—	—	160,307		673,127
and Chief Executive Officer)	2007	384,615	128,205	(2)	—	9,253	(5)	—	—	121,385		643,458

Mr. Cheng Tai Po	2009	461,538	128,205	(2)	—	—		—	—	4,407		594,150
(Vice Chairman)	2008	461,538	128,205	(2)	—	—		—	—	1,192		590,935
	2007	384,615	128,205	(2)	—	9,253	(5)	—	—	2,846		524,919

Mr. Pak Wai Keung, Martin	2009	211,538	38,461	(3)	—	—		—	—	—		249,999
(Chief Financial Officer)	2008	192,307	38,461	(3)	—	—		—	—	—		230,768
	2007	95,824	12,821	(3)	—	177,288	(6)	—	—	—		285,933

(1)

All compensation values reported in the Summary Compensation Table are presented in U.S. dollars. However, the named executive officers received all compensation in Hong Kong dollars. The translation of Hong Kong dollar amounts into U.S. dollars have been made at the rate of HK$7.80 to US$1, the approximate free rate of exchange as of March 31, 2009. Such translations should not be construed as representations that Hong Kong dollar amounts could be converted into U.S. dollars at that rate or any other rate.
(2)	Each of Mr. Cheng Chung Hing, Ricky, and Mr. Cheng Tai Po received a bonus of US$128,205 (HK$1,000,000) from our company for each of fiscal years 2009, 2008 and 2007.
(3)	Mr. Pak Wai Keung, Martin received a bonus of US$38,461 (HK$300,000), US$38,461 (HK$300,000) and US$12,821 (HK$100,000) from Man Sang International Limited for fiscal years 2009, 2008 and 2007, respectively.
(4)	During the fiscal year 2007, Man Sang International Limited granted 73,000,000 share options to purchase shares in Man Sang International Limited at three different times. The aggregate fair value of all share options granted was US$847,051 (HK$6,607,000), computed in accordance with the Black-Scholes option pricing model.
(5)	Each of Mr. Cheng Chung Hing, Ricky, and Mr. Cheng Tai Po received 1,000,000 share options from Man Sang International Limited in fiscal year 2007. The fair value of the share options to each of them is US$9,253 (HK$72,173).
(6)	Mr. Pak Wai Keung, Martin, received 5,000,000 share options from Man Sang International Limited in fiscal year 2007. The fair value of these share options is US$177,288 (HK$1,382,846).
(7)	The 2009 amount listed in this column for Mr. Cheng Chung Hing, Ricky, includes use of our leasehold property as a personal residence (US$176,308), residential management fees (US$16,968), residential government fees (US$10,261), use of a residential parking space (US$4,308), payment of mandatory provident fund (US$1,538), travel insurance fees (US$203), medical and life insurance fees (US$96) and employment compensation insurance fees (US$65). The estimated fair rental value of the leasehold property is based on the “ratable value” assessed by the Rating and Valuation Department of The Government of Hong Kong Special Administrative Region, being an estimate of the annual rental of the premises at a designated valuation reference date based on factors including age, size, location and quality of the premises.

Grants of Plan-Based Awards

There were no grants of plan-based awards to our named executive officers in fiscal year 2008.

MSHI adopted a stock option plan in 2007. This plan was terminated on August 25, 2009 upon the liquidation and dissolution of MSHI.

Outstanding Equity Awards

The following table sets forth information with respect to the outstanding equity awards as of the end of fiscal year 2009 for our Chief Executive Officer, Chief Financial Officer, and three most highly compensated executive officers other than the Chief Executive Officer and the Chief Financial Officer.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END (1)

	Option Awards							Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable (2)		Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price		Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
				(#)	(US$)			(#)	(US$)	(#)	(#)
Mr. Cheng Chung Hing, Ricky	1,000,000	(3)	—	—	0.0324	(5)	May 1, 2012	—	—	—	—
Mr. Cheng Tai Po	1,000,000	(3)	—	—	0.0324	(5)	May 1, 2012	—	—	—	—
Mr. Pak Wai Keung, Martin	5,000,000	(4)	—	—	0.0641	(6)	March 12, 2012	—	—	—	—

(1)	All values reported in the above Outstanding Equity Awards At Fiscal Year-End Table are presented in United States dollars. However, the option exercise price of the option awards is in Hong Kong dollars. The translation of Hong Kong dollar amounts into United States dollars has been made at the rate of HK$7.80 to US$1, the approximate free rate of exchange as of March 31, 2009. Such translations should not be construed as representations that Hong Kong dollar amounts could be converted into United States dollars at that rate or any other rate.
(2)	The shares options granted by Man Sang International Limited to each of Mr. Cheng Chung Hing, Ricky, and Mr. Cheng Tai Po are exercisable immediately on the grant date.
(3)	Represents 1,000,000 share options granted by Man Sang International Limited to purchase shares of Man Sang International Limited to each of Mr. Cheng Chung Hing, Ricky, and Mr. Cheng Tai Po.
(4)	Represents 5,000,000 share options granted by Man Sang International Limited to purchase shares of Man Sang International Limited to Mr. Pak Wai Keung, Martin.
(5)	The exercise price of each share option is US$0.0324 (HK$0.253), which is determined by the arithmetic average of the closing price of Man Sang International Limited shares for each of the five trading days immediately prior to and including May 2, 2006.
(6)	The exercise price of each share option is US$0.0641 (HK$0.500), which is determined by the arithmetic average of the closing price of Man Sang International Limited shares for each of the five trading days immediately prior to and including March 13, 2007.

Option Exercises and Stock Vested

There was no exercise of stock options, stock appreciation rights or similar instruments, and no vesting of stock, including restricted stock, restricted stock units or similar instruments in fiscal year 2009 for any of our named executive officers. We have, therefore, omitted the Option Exercises and Stock Vested Table.

Pension Benefits Table and Nonqualified Deferred Compensation Table

We do not offer pension benefits and nonqualified deferred compensations and have therefore omitted the Pension Benefits table and Nonqualified Deferred Compensation table.

Non-Executive Director Compensation

No employee of ours receives any compensation for his or her services as a director. We paid US$21,794 (HK$170,000) to Mr. Lai Chau Ming, Matthew, and Mr. Wong Gee Hang, Henry, respectively, and US$19,230 (HK$150,000) to Mr. Tsui King Chung, Francis, for their services as non-executive directors of ours in fiscal year 2009. The following table sets forth information with respect to the fees paid to MSBVI’s non-executive directors during fiscal year 2009.

NON-EXECUTIVE DIRECTOR COMPENSATION FOR FISCAL YEAR 2009 (1)

Name	Fees Earned or Paid in Cash (2)	Stock Awards	Option Awards	Non- Equity Incentive Plan Compensa- tion	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
	(US$)	(US$)	(US$)	(US$)		(US$)	(US$)
Mr. Lai Chau Ming, Matthew	21,794	—	—	—	—	—	21,794
Mr. Wong Gee Hang, Henry	21,794	—	—	—	—	—	21,794
Mr. Tsui King Chung, Francis	19,230	—	—	—	—	—	19,230

(1)	All compensation values reported in the above Non-Executive Director Compensation Table are presented in U.S. dollars. However, the directors received all compensation in Hong Kong dollars. The translation of Hong Kong dollar amounts into U.S. dollars have been made at the rate of HK$7.80 to US$1, the approximate free rate of exchange as of March 31, 2009. Such translations should not be construed as representations that Hong Kong dollar amounts could be converted into U.S. dollars at that rate or any other rate.
(2)	This column represents the amount of cash compensation earned in fiscal year 2009 for director and committee service.

Compensation Committee Interlocks and Insider Participation

During the last fiscal year, none of the members of the compensation committee were our officers or employees or our former officers or employees.

None of our executive officers, (1) served as a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served on our compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors), (2) served as a director of another entity, one of whose executive officers served on our compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors), or (3) served as a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served as a director of China Metro.

CHINA METRO DIRECTORS AND EXECUTIVE OFFICERS

Information Regarding Directors

The following table sets forth, as of January 31, 2010, the name, age, and position(s) of each of China Metro’s directors. The information with respect to each director is set forth in the description of business experience of such persons below.

Name	Age	Position(s)
Mr. Sio Kam Seng	51	Chairman of the Board and Director
Mr. Cheng Chung Hing, Ricky	49	Director
Mr. Leung Moon Lam	54	Director

Information Regarding Executive Officers

The following table sets forth, as of January 31, 2010, the name, age, and position(s) of each of China Metro’s executive officers. The information with respect to each executive officer is set forth in the description of business experience of such persons below.

Name	Age	Position(s)
Mr. Sio Kam Seng	51	Chairman of the Board and Director
Mr. Lung Hei Man, Alex	33	Financial Controller

Business Experience of Directors and Executive Officers

Mr. SIO Kam Seng has served as chairman of the board of directors of China Metro and China Metro-Rural Exchange Limited (a Hong Kong company) since January 1, 2010. He holds a Bachelor of Science degree in Construction Management and a Master of Business Administration degree. He is a member of Chartered Institute of Building, a member of Society of Environmental Engineers and an associate of Chartered Institute of Arbitrators. He is also a Chartered Builder of United Kingdom. He has over 20 years of experience in insurance and senior management. Prior to joining the China Metro Group, he served as area manager of HSBC Insurance Group from 1989 to 1992, assistant general manager of Sime Insurance Group from 1993 to 1995, director and chief executive officer of MSHI from 1995 to 1997. He has also served as director and general manager of Accette Insurance Hong Kong since 1998.

Mr. CHENG Chung Hing, Ricky, China Metro’s co-founder and Director since February 21, 2007, has served as Chairman of the Board of Directors, President and Chief Executive Officer of MSBVI since July 24, 2009. Prior to that time, he had served as Chairman of the Board of Directors and President of MSHI since January 8, 1996. He was appointed Chief Executive Officer of MSHI on January 2, 1998 and served in that capacity until August 26, 2009. He served as Chief Financial Officer of MSHI from February to August 1999 and from August 2000 to August 2003. Mr. Cheng was appointed Chairman and a Director of Man Sang International Limited, an indirect subsidiary listed on The Stock Exchange of Hong Kong Limited, in August 1997. Prior to our reorganization in late 1995, which resulted in MSHI’s issuance of common stock and Series A preferred shares in exchange for all the outstanding securities of MSBVI in January 1996, he had served as chairman and president of various companies within the Man Sang group of companies. Since March 18, 2005, Mr. Cheng has also served as a director of China Metro-Rural Exchange Ltd. He also serves as a co-founder, co-chairman and executive director of a Hong Kong listed company with integrated logistics operations in China (China South City Holdings Limited, stock code: 1668).

Mr. LEUNG Moon Lam has served as a director of China Metro-Rural Limited (a Cayman Islands company) since February 21, 2007 and of China Metro-Rural Exchange Limited (a Hong Kong company) since March 18, 2005. He has more than 25 years of management experience in the garment manufacturing and wholesale distribution business. He is a co-founder, executive director and chief executive officer of a Hong Kong company listed on The Stock Exchange of Hong Kong Limited and with integrated logistics operations in China (China South City Holdings Limited, stock code: 1668). He received the Chinese Outstanding Entrepreneur Award 2008 from the China Enterprise Confederation and the China Enterprise Directors Association. He is a current member of the Shenzhen Committee of the Chinese People’s Political Consultative Conference and a current member of Liaoning Committee of the Chinese People’s Political Consultative Conference. He is also the vice chairman of the Jiangxi Chinese Overseas Friendship Association, the chairman of the Shenzhen Textile Industry Association and the executive chairman of the Shenzhen Leather Industry Association. He is also the honorary chairman of the committee of the Hong Kong Synthetic Leather and Metal Material Suppliers Association, honorary chairman of the Shenzhen Longgang Charity Association and Honorary Professor of Business of Hang Seng School of Commerce.

Mr. LUNG Hei Man, Alex has served as financial controller of China Metro and China Metro-Rural Exchange Limited (a Hong Kong company) since January 1, 2010 (but has been finance manager of China Metro-Rural Exchange Limited since June 15, 2009). He graduated from the London School of Economics in 1999 with a Bachelor’s degree in Accounting and Finance. He has eight years of experience in auditing in Hong Kong and China with international accounting firms. Prior to joining the China Metro Group, he spent seven years with Ernst & Young and one year with BDO in auditing.

Family Relationships

There are no family relationships among China Metro’s directors and executive officers.

Employment Agreements

China Metro does not have employment agreements with any of its executive officers. However, China Metro-Rural Exchange Limited, the wholly-owned subsidiary of China Metro organized under the laws of Hong Kong, entered into employment agreements with each of Mr. Sio Kam Seng and Mr. Lung Hei Man, Alex.

The major terms of these agreements are as follows:

•

The employment agreement of Mr. Sio Kam Seng is an open-term employment agreement commencing on January 1, 2010 and may be terminated by either party upon six months written notice. The annual base salary payable to Mr. Sio Kam Seng is US$130,192 (HK$1,015,500) during the first six months of the agreement, and US$260,385 (HK$2,031,000) after the first six months of the agreement. He is also entitled to an annual year-end bonus in the amount equal to one month of salary, and an annual discretionary bonus and/or share option, subject to annual review by the board of directors of China Metro-Rural Exchange Limited.

•

The employment agreement of Mr. Lung Hei Man, Alex, is an open-term employment agreement commencing on June 15, 2009 and may be terminated by either party upon one month’s written notice. The annual base salary payable to Mr. Lung Hei Man, Alex, is US$61,548 (HK$480,000). He is also entitled to an annual year-end bonus in the amount equal to one month of salary, and an annual discretionary bonus, subject to annual review by the board of directors of China Metro-Rural Exchange Limited.

Executive Compensation

For fiscal year 2009, China Metro paid an aggregate of US$252,456 in total compensation to its executive officers and did not pay compensation to its directors.

Summary Compensation Table

The following table sets forth information with respect to compensation of China Metro’s chief financial officer and deputy chief financial officer during fiscal years 2009, 2008 and 2007. These were China Metro’s only two executive officers during the fiscal year ended March 31, 2009. This group is referred to as the “China Metro Named Executive Officers.”

SUMMARY COMPENSATION TABLE (1)

Name and Principal Position(s)	Year	Salary	Bonus	Stock Awards	Option Awards	Non- Equity Incentive Plan Compensation	Non- Qualified Deferred Compensa- tion Earnings	All Other Compensation		Total
		(US$)	(US$)	(US$)	(US$)	(US$)		(US$)		(US$)
Wong Shu Ming (Chief Financial Officer of China Metro-Rural Exchange Ltd. (HK)	2009	208,170	—	—	—	—	—	1,026	(2)	209,196
Lam Chun Hung (Deputy Chief Financial Officer and Company Secretary of China Metro-Rural Exchange Ltd. (HK)	2009	42,363	—	—	—	—	—	897	(2)	43,260

(1)	All compensation values reported in the Summary Compensation Table are presented in U.S. dollars. However, the China Metro Named Executive Officers received all compensation in Hong Kong dollars. The translation of Hong Kong dollar amounts into U.S. dollars have been made at the rate of HK$7.80 to US$1, the approximate free rate of exchange as of March 31, 2009. Such translations should not be construed as representations that Hong Kong dollar amounts could be converted into U.S. dollars at that rate or any other rate.
(2)	Constitutes a retirement plan contribution.

Grants of Plan-Based Awards

There were no grants of plan-based awards to the China Metro Named Executive Officers in the year ended March 31, 2009.

Outstanding Equity Awards

There were no outstanding equity awards as of the end of fiscal year 2009 for any China Metro Named Executive Officer.

Option Exercises and Stock Vested

There was no exercise of stock options, stock appreciation rights or similar instruments, and no vesting of stock, including restricted stock, restricted stock units or similar instruments in fiscal year 2009 for any of the China Metro Named Executive Officers.

Pension Benefits Table and Nonqualified Deferred Compensation Table

China Metro has not offered pension benefits and nonqualified deferred compensation.

Non-Executive Director Compensation

The directors of China Metro have not received any compensation from China Metro relating to their service as directors.

Compensation Committee Interlocks and Insider Participation

During the last fiscal year, none of the members of China Metro’s board of directors, which is responsible for determining the compensation of China Metro’s executives, were China Metro’s officers or employees or China Metro’s former officers or employees, and none of the members of China Metro’s board of directors are executives of any of China Metro’s subsidiaries, except as provided in the paragraph below.

Mr. Cheng Chung Hing, Ricky, a member of China Metro’s board of directors, has served as Chairman, an executive position, of China Northeast and Tieling Beiya Co., Ltd., a PRC company, since May 11, 2007 and June 19, 2007, respectively. In addition, Mr. Cheng Chung Hing, Ricky, served as the Chairman of China Metro from February 22, 2007 to December 31, 2009.

None of China Metro’s executive officers, (1) served as a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served on China Metro’s board of directors, (2) served as a director of another entity, one of whose executive officers served on China Metro’s board of directors, or (3) served as a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served as a director of China Metro.

COMBINED COMPANY DIRECTORS AND EXECUTIVE OFFICERS

Information Regarding Directors

The following table sets forth the individuals expected to be the directors of MSBVI, as the combined company, upon consummation of the Merger. The information with respect to each director other than Ms. Leung Wai Yan is set forth in the description of business experience of such persons above. Information regarding Ms. Leung Wai Yan is set forth below.

Name	Position(s)
Mr. Cheng Chung Hing, Ricky	President and Chairman of the Board
Mr. Sio Kam Seng	Vice Chairman of the Board and Chief Executive Officer
Mr. Cheng Tai Po	Vice Chairman of the Board
Ms. Leung Wai Yan	Director
Mr. Lai Chau Ming, Matthew	Director
Mr. Wong Gee Hang, Henry	Director
Mr. Tsui King Chung, Francis	Director

Information Regarding Executive Officers

The following table sets forth the individuals expected to be the executive officers of MSBVI, as the combined company, upon consummation of the Merger. The information with respect to each executive officer is set forth in the description of business experience of such persons above.

Name	Position(s)
Mr. Cheng Chung Hing, Ricky	President and Chairman of the Board
Mr. Sio Kam Seng	Vice Chairman of the Board and Chief Executive Officer
Mr. Cheng Tai Po	Vice Chairman of the Board
Mr. Pak Wai Keung, Martin	Chief Financial Officer
Mr. Lung Hei Man, Alex	Deputy Chief Financial Officer

Business Experience of Ms. Leung Wai Yan

Ms. LEUNG Wai Yan is currently a director of Grand City Hotel (Shenzhen) Co., Ltd., a subsidiary of a company listed on The Stock Exchange of Hong Kong Limited. She graduated from Les Roches (Switzerland) International School of Hotel Management in 2007 with a Bachelor of Business Administration degree in International Hotel Management with Finance and holds a Swiss Diploma in Hotel Management granted by Institut Hotelier César Ritz (Switzerland). She is now a director of Tung Wah Group of Hospitals, a charity organization in Hong Kong.

Ms. Leung Wai Yan is the daughter of Mr. Leung Moon Lam, a director of China Metro.

SECURITIES OWNERSHIP OF CERTAIN MSBVI BENEFICIAL OWNERS AND MANAGEMENT

Ordinary Shares

The following table sets forth information with respect to beneficial ownership of our ordinary shares, as of January 31, 2010, by (1) each of our shareholders who is known to us to be a beneficial owner of more than 5% of our ordinary shares, (2) each of our directors and each executive officers, individually, and (3) all of our executive officers and directors as a group. Except where information was otherwise known by us, we have relied solely upon filings of Schedules 13D and 13G to determine the number of our ordinary shares owned by each person known to us to be the beneficial owner of more than 5% of our ordinary shares as of such date.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership (2)	Percent of Class
Cafoong Limited(3)	3,437,501	53.86%
Mr. Cheng Chung Hing, Ricky(3)	3,437,501	53.86%
Mr. Cheng Tai Po(3)	3,437,501	53.86%
Mr. Lai Chau Ming, Matthew	—	—
Mr. Wong Gee Hang, Henry	—	—
Mr. Tsui King Chung, Francis	—	—
Mr. Pak Wai Keung, Martin	—	—
All executive officers and directors as a group (6 persons)	3,437,501	53.86%

(1)	Address for each person is c/o Man Sang International (B.V.I) Limited, Suite 2208, 22/F Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong.
(2)	Represents our ordinary shares held. As of January 30, 2010, none of the entity or these individuals had the right to acquire beneficial ownership of additional securities, as defined in Rule 13d-3(a) of the Exchange Act, within sixty days. This amount does not include securities that may be acquired under options or other rights more than 60 days after January 30, 2010. This disclosure is made pursuant to certain rules and regulations promulgated by the SEC and the number of shares shown as beneficially owned by any person may not be deemed to be beneficially owned for other purposes. Unless otherwise indicated in these footnotes, each named individual has sole voting and investment power with respect to such ordinary shares, subject to community property laws, where applicable.
(3)	Cafoong Limited owns directly 1,697,344 of our ordinary shares. Cafoong Limited also owns indirectly 1,740,157 of our ordinary shares by virtue of holding all issued and outstanding shares of certain British Virgin Islands companies that own our ordinary shares. Because Mr. Cheng Chung Hing, Ricky, and Mr. Cheng Tai Po own 60% and 40%, respectively, of all issued and outstanding shares, and are directors, of Cafoong Limited, they may be deemed to be the beneficial owners of our ordinary shares that are owned, directly or indirectly, by Cafoong Limited. In addition, Cafoong Limited directly owns 100,000 of our preferred shares, which as a class is entitled to an aggregate of 3,191,225 votes. For further information on the preferred shares of MSBVI, see “—Preferred Shares.”

Preferred Shares

The following table sets forth information with respect to beneficial ownership of our preferred shares as of January 31, 2010, by (1) each of our shareholders who is known to be a beneficial owner of more than 5% of our preferred shares, (2) each of our directors and executive officers, individually, and (3) all of our executive officers and directors as a group.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership (2)	Percent of Class
Cafoong Limited(3)	100,000	100%
Mr. Cheng Chung Hing, Ricky(3)	100,000	100%
Mr. Cheng Tai Po(3)	100,000	100%
Mr. Lai Chau Ming, Matthew	—	—
Mr. Wong Gee Hang, Henry	—	—
Mr. Tsui King Chung, Francis	—	—
Mr. Pak Wai Keung, Martin	—	—
All executive officers and directors as a group (6 persons)	100,000	100%

(1)	Address for each person is Suite 2208, 22/F Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong.
(2)	This disclosure is made pursuant to certain rules and regulations promulgated by the SEC and the number of shares shown as beneficially owned by any person may not be deemed to be beneficially owned for other purposes. Unless otherwise indicated in these footnotes, each named individual has sole voting and investment power with respect to such preferred shares, subject to community property laws, where applicable.
(3)	Mr. Cheng Chung Hing, Ricky, and Mr. Cheng Tai Po own 60% and 40%, respectively, of all issued and outstanding shares of, and are directors of, Cafoong Limited and, accordingly, are deemed to be the beneficial owners of our preferred shares owned by Cafoong Limited.

Holders of our ordinary shares are entitled to one vote for each share held as of the close of business on the record date. The holders of the 100,000 of our preferred shares outstanding are, as a class, entitled to the number of votes as shall constitute 3,191,225 of our ordinary shares. At the close of business on the record date, the principal shareholders owned approximately 3,437,501 of our outstanding ordinary shares and all 100,000 of our outstanding preferred shares, which together represented the vote of an aggregate of 6,628,726 of our shares, or 69.2% of the total voting power of our shares, as of the close of business on the record date. Except as set forth in the proposals for the Meeting, we are not aware of any arrangement that may, at a subsequent date, result in a change of control of MSBVI.

Certain agreements with Cafoong Limited provide Cafoong Limited with certain preemptive rights to purchase, upon the issuance of our ordinary shares in certain circumstances to third parties, our ordinary shares in order to allow Cafoong Limited to maintain its percentage ownership interest of our outstanding ordinary shares.

Pursuant to a liquidation preference set forth in our Articles of Association, in the event of any dissolution, liquidation or winding up of the affairs of MSBVI, holders of our preferred shares are entitled to be paid first out of our assets available for distribution to holders of our capital stock of all classes a liquidation preference in an amount equal to US$25 per preferred share before any distribution of assets. If our assets are insufficient to permit the payment in full to holders of our preferred shares of these amounts, then our entire assets available for distribution will be distributed to holders of our preferred shares in proportion to the full preferential amount to which the holders of our preferred shares are otherwise entitled.

In this regard, Cafoong Limited has entered into a letter agreement with MSBVI pursuant to which Cafoong Limited has agreed that the receipt of a pro rata portion of our preferred shares with an equivalent liquidation preference constitutes payment in full of its rights to our assets in the liquidation and agreed to waive any and all other rights or preferences in relation to our assets to which it is otherwise entitled.

SECURITIES OWNERSHIP OF CERTAIN CHINA METRO

BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to beneficial ownership of China Metro ordinary shares, as of January 31, 2010, by (1) each of China Metro’s shareholders who is known to China Metro to be a beneficial owner of more than 5% of China Metro’s ordinary shares, (2) each of China Metro’s directors and each executive officers, individually, and (3) all of China Metro’s executive officers and directors as a group.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership(2)	Percent of Class
Kind United Holdings Ltd.(3)	65	65%
Mr. Chen Zhi Wei	5	5%
Ampleton Developments Ltd.	10	10%
Luck Merit Holdings Ltd.	10	10%
Kudos Ltd.	10	10%
Mr. Sio Kam Seng	—	—
Mr. Cheng Chung Hing, Ricky(3)	65	65%
Mr. Leung Moon Lam(4)	65	65%
Mr. Lung Hei Man, Alex	—	—
All executive officers and directors as a group (4 persons)	65	65%

(1)	Address for each person is c/o China Metro-Rural Limited, Suite 803, 8/F, Tower 1, The Gateway, 25 Canton Road, Tsimshatsui, Kowloon, Hong Kong.
(2)	Represents China Metro ordinary shares held. As of January 31, 2010, none of these individuals or entities had the right to acquire beneficial ownership of additional securities, as defined in Rule 13d-3(a) of the Exchange Act, within sixty days. This amount does not include securities that may be acquired under options or other rights more than 60 days after January 31, 2010. This disclosure is made pursuant to certain rules and regulations promulgated by the SEC and the number of shares shown as beneficially owned by any person may not be deemed to be beneficially owned for other purposes. Unless otherwise indicated in these footnotes, each named individual has sole voting and investment power with respect to such ordinary shares, subject to community property laws, where applicable.
(3)	Kind United Holdings Ltd. owns directly 65 ordinary shares of China Metro. Mr. Cheng Chung Hing, Ricky, owns approximately 64% of an entity that holds approximately 72% of the outstanding shares of Kind United Holdings Ltd. As a result, Mr. Cheng Chung Hing, Ricky, may be deemed to be the beneficial owner of the 65 issued and outstanding ordinary shares of China Metro held by Kind United Holdings Ltd.
(4)	Mr. Leung Moon Lam owns approximately 61% of an entity that holds approximately 28% of the outstanding shares of Kind United Holdings Ltd. As a result, Mr. Leung Moon Lam may be deemed to be the beneficial owner of the 65 issued and outstanding ordinary shares of China Metro held by Kind United Holdings Ltd.

SECURITIES OWNERSHIP OF CERTAIN COMBINED COMPANY

BENEFICIAL OWNERS AND MANAGEMENT

Ordinary Shares

The following table sets forth information with respect to expected beneficial ownership of our ordinary shares, as of completion of the Merger, by (1) each of the combined company’s shareholders who is expected to be a beneficial owner of more than 5% of the combined company’s ordinary shares, (2) each of the combined company’s directors and executive officers, individually, and (3) all of the combined company’s executive officers and directors, as a group, assuming that Merger was completed on January 31, 2010. The following table assumes that the outstanding shares of China Metro as of the effective date of the Merger will be converted automatically into the right to receive an aggregate of approximately 57,443,234 ordinary shares of MSBVI.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership(2)	Percent of Class
Kind United Holdings Ltd. (3)	37,338,104	58.5%
Ampleton Developments Ltd.	5,744,323	9%
Luck Merit Holdings Ltd.	5,744,323	9%
Kudos Ltd.	5,744,323	9%
Cafoong Limited (4)	3,437,501	5.39%
Mr. Cheng Chung Hing, Ricky (3)(4)	40,775,605	63.9%
Mr. Cheng Tai Po (4)	3,437,501	5.39%
Mr. Leung Moon Lam (5)	37,338,104	58.5%
Mr. Sio Kam Seng	—	—
Ms. Leung Wai Yan	—	—
Mr. Lai Chau Ming, Matthew	—	—
Mr. Wong Gee Hang, Henry	—	—
Mr. Tsui King Chung, Francis	—	—
Mr. Pak Wai Keung, Martin	—	—
Mr. Lung Hei Man, Alex	—	—
All executive officers and directors as a group (9 persons)	40,775,605	63.9%

(1)	Address for each person is c/o Man Sang International (B.V.I) Limited, Suite 2208, 22/F Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong.
(2)	Represents our ordinary shares held. As of January 31, 2010, none of these individuals or entities had the right to acquire beneficial ownership of additional securities, as defined in Rule 13d-3(a) of the Exchange Act, within sixty days. This amount does not include securities that may be acquired under options or other rights more than 60 days after January 31, 2010. This disclosure is made pursuant to certain rules and regulations promulgated by the SEC and the number of shares shown as beneficially owned by any person may not be deemed to be beneficially owned for other purposes. Unless otherwise indicated in these footnotes, each named individual has sole voting and investment power with respect to such ordinary shares, subject to community property laws, where applicable.
(3)	Mr. Cheng Chung Hing, Ricky, owns approximately 64% of an entity that holds approximately 72% of the outstanding shares of Kind United Holdings Ltd. As a result, Mr. Cheng Chung Hing, Ricky, may be deemed to be the beneficial owner of the 37,338,104 ordinary shares of China Metro to be held by Kind United Holdings Ltd. upon completion of the Merger.
(4)	Cafoong Limited owns directly 1,697,344 of our ordinary shares. Cafoong Limited also owns indirectly 1,740,157 of our ordinary shares by virtue of holding all issued and outstanding shares of certain British Virgin Islands companies that own our ordinary shares. Because Mr. Cheng Chung Hing, Ricky, and Mr. Cheng Tai Po own 60% and 40%, respectively, of all issued and outstanding stock, and are directors, of Cafoong Limited, they may be deemed to be the beneficial owners of our ordinary shares that are owned, directly or indirectly, by Cafoong Limited.
(5)	Mr. Leung Moon Lam owns approximately 61% of an entity that holds approximately 28% of the outstanding shares of Kind United Holdings Ltd. As a result, Mr. Leung Moon Lam may be deemed to be the beneficial owner of the ordinary shares of China Metro held by Kind United Holdings Ltd.

Preferred Shares

Upon the closing of the Merger, the beneficial ownership of the combined company’s preferred shares is expected to be as set forth above under “Securities Ownership of Certain MSBVI Beneficial Owners and Management—Preferred Shares.”

MSBVI CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Our board of directors is responsible for reviewing relationships and transactions in which we and our directors and executive officers or their immediate family members are participants to determine whether such related persons have a direct or indirect material interest. We review questionnaires provided by the directors and executive officers at the end of each fiscal year confirming the nature of their related transactions with us, if any, during the year. Our board of directors is primarily responsible for the development and implementation of processes and controls to obtain information from the directors and executive officers with respect to related person transactions and for then determining, based on the facts and circumstances, whether a related person has a direct or indirect material interest in the transaction. Our board of directors reviews and approves or ratifies any related person transaction that is required to be disclosed. In the course of its review and approval or ratification of a disclosable related person transaction, the board of directors considers:

•	the nature of the related person’s interest in the transaction;

•	the material terms of the transaction, including, without limitation, the amount and type of transaction;

•	the importance of the transaction to the related person;

•	the importance of the transaction to us;

•	whether the transaction would impair the judgment of a director or executive officer to act in our best interest; and

•	any other matters the board of directors deems appropriate.

Any member of the board of directors who is a related person with respect to a transaction under review may not participate in the deliberations or vote for approval or ratification of the transaction, provided, however, that this director may be counted in determining the presence of a quorum at a meeting of the board of directors that considers the transaction.

No material related person transactions have occurred since the beginning of fiscal year 2007 up to and including the date of this proxy statement or are currently proposed, other than as set forth in the proposals and as set forth below:

On July 1, 2008, Man Sang Jewellery Company Limited, an indirect subsidiary of ours, entered into an agreement to share office premises with China South City Holdings Limited, an enterprise controlled by our controlling shareholders, Mr. Cheng Chung Hing, Ricky, and Mr. Cheng Tai Po, pursuant to which Man Sang Jewellery Company Limited agreed to share a portion of its office premises with China South City Holdings Limited for a term expiring on March 16, 2011. During the fiscal year ended March 31, 2009, China South City Holdings Limited paid Man Sang Jewellery Company Limited approximately HK$1.4 million (inclusive of rental rates, management fees and government rates) pursuant to the terms of this agreement.

CHINA METRO CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

No China Metro material related person transactions have occurred since the beginning of fiscal year 2007 up to and including the date of this proxy statement or are currently proposed, other than as provided below.

In addition to their investments in MSBVI, Mr. Cheng Chung Hing, Ricky, and his brother, Mr. Cheng Tai Po, own all of the outstanding shares of Accurate Gain Developments Limited and 80% of the outstanding shares of Proficient Success Limited. As of January 31, 2010, Accurate Gain Developments Limited, Proficient Success Limited, Mr. Cheng Chung Hing, Ricky, and Mr. Cheng Tai Po owned an aggregate of 2,471,444,558 of the 6,000,000,000 outstanding shares of China South City Holdings Limited, or China South City, and Mr. Cheng Chung Hing, Ricky, held options to purchase 66,000,000 shares of China South City. China South City is a developer and operator of an integrated logistics and trade center platform in operation, China South City Shenzhen, which serves five complementary light manufacturing industries: (1) textile and clothing; (2) leather and accessories; (3) electronic accessories; (4) printing, paper and packaging; and (5) metals, chemicals and plastics, or China South City. Mr. Cheng Chung Hing, Ricky, is also the Co-Founder, Co-Chairman and Executive Director of China South City. In addition, Mr. Leung Moon Lam, a director of China Metro, is a Co-Founder, Executive Director and the Chief Executive Officer of China South City.

Differences between China Metro and China South City

We believe China Metro and China South City can be differentiated for a number of reasons. First, China South City is located in Shenzhen, Nanchang, Jiangxi Province and Nanning, Guangxi Zhuang Autonomous Region and attracts clientele from these regions. In addition, China South City and China Metro were established at different times with a focus on different industry sectors. The products offered by, and the occupants of, China Metro are distinctively different from those of China South City. China Metro is an agricultural logistics and trade center. China South City is an industrial logistics and trade center. Also, the PRC subsidiaries of China South City has entered into master agreements with local government agencies in Shenzhen, Nanchang, Jiangxi Province and Nanning, Guangxi Zhuang Autonomous Region that set out each party’s commitments and expectations and a proposed framework for these integrated logistics and trade center developments. On the other hand, excluding its PRC subsidiaries, China Metro has not entered into a master plan or agreement with government agencies, which gives China Metro more flexibility.

Contracts with China South City

Mr. Cheng Chung Hing, Ricky, and Mr. Leung Moon Lam are each parties to a deed of option and undertaking with China South City. Pursuant to the deed of option and undertaking, each of Mr. Cheng Chung Hing, Ricky, and Mr. Leung Moon Lam has granted to China South City an option to acquire all their respective interests in China Metro at any time until September 30, 2014 or two years after the completion of the development of China Metro (whichever is later) so long as: (i) for Mr. Cheng Chung Hing, Ricky, he remains a controlling shareholder of China South City or a director of China South City; or (ii) for Mr. Leung Moon Lam, he remains a director of China South City. China South City also has the right to buy all the respective interests held by Mr. Cheng Chung Hing, Ricky, and/or Mr. Leung Moon Lam in China Metro before they are offered to any other third party. The price payable by China South City for such interests shall be determined with reference to the fair market value of such interests as determined by an internationally recognized valuer.

If China South City decides, after due consideration, not to exercise the option but wishes to develop China South City’s business operations in Liaoning Province, which may result in competition between China South City and China Metro, China South City shall be entitled to, at any time within the above option period, require Mr. Cheng Chung Hing, Ricky (so long as he remains a controlling shareholder of China South City or a director of China South City), and/or Mr. Leung Moon Lam (so long as he remains a director of China South City) to dispose of all their respective interests in China Metro to independent third parties as soon as practicable and in any event, prior to the occurrence of any competition between China South City and China Metro.

DESCRIPTION OF MSBVI SHARE CAPITAL

General

We are a British Virgin Islands company and our affairs are governed by our Articles of Association, as amended and restated from time to time, and the BVI Companies Act.

The following statements are summaries of our share capital structure and of the more important rights and privileges of shareholders conferred by our Articles of Association and the BVI Companies Act insofar as they relate to the material terms of our ordinary shares. Our Articles of Association are available for examination at our registered office and are on file with the SEC.

We have two classes of shares: ordinary shares, which will have identical rights in all respects and rank equally with one another, and preferred shares. Our authorized share capital consists of 100,000,000 ordinary shares, par value US$0.001 per share, and 200,000 preferred shares, par value US$0.001 per share. As of the close of business on the record date, we had 6,382,582 ordinary shares issued and outstanding and 100,000 preferred shares issued and outstanding. The preferred shares constituted an aggregate of 3,191,225 voting shares as of the close of business on the record date. Accordingly, a total of 9,573,807 shares are eligible to be voted at the Meeting.

Objects of MSBVI

Under our Articles of Association, we have, irrespective of corporate benefit, full capacity to carry on or undertake any business or activity, do any act or enter into any transaction.

Preferred Shares

Dividends

The holders of preferred shares are entitled to receive, when and as declared by the board of directors out of any funds legally available therefor, a dividend per share equal to any dividends per share declared on shares of our ordinary shares. Dividends on the preferred shares shall be paid or declared and set apart for payment before any dividends shall be paid or declared and set apart for payment on the ordinary shares with respect to the same dividend period. The right to such dividends on preferred shares are not cumulative, and no rights accrue to the holders of such shares by reason of the board’s failure to pay or declare and set apart dividends thereon.

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the affairs of MSBVI, whether voluntary or involuntary, the holders of preferred shares are entitled to a liquidation preference to be paid first out of our assets available for distribution to holders of our shares of all classes an amount equal to US$25 per preferred share before any distribution of assets. If our assets shall be insufficient to permit the payment in full to the holders of the preferred shares, then our entire assets available for such distribution shall be distributed ratably among the holders of the preferred shares in proportion to the full preferential amount each such holder is otherwise entitled to receive.

Voting Rights

Holders of our preferred shares, as a class, will be entitled to vote 3,191,225 shares, subject to adjustment for stock splits, stock dividends and combinations, in all matters voted on by our shareholders.

Ordinary Shares

General. All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are nonresidents of the British Virgin Islands may freely hold and vote their shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors, subject to the BVI Companies Act.

Liquidation. On a return of capital on winding-up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis, but subject to the liquidation preference of the holders of the preferred shares. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately, but, as above, subject to the liquidation preference of the holders of the preferred shares.

Voting Rights. Each ordinary share is entitled to one vote on all matters upon which our shares are entitled to vote and voting at any meeting of shareholders is by show of hands.

General Provisions of Our Shares

Voting and Quorum. If the chairman shall have any doubt as to the outcome of any resolution put to the vote, he shall cause a poll to be taken of all votes cast upon such resolution, but if the chairman shall fail to take a poll then any shareholder present in person or by proxy who disputes the announcement by the chairman of the result of any vote may immediately following such announcement demand that a poll be taken and the chairman shall thereupon cause a poll to be taken. If a poll is taken at any meeting, the result thereof shall be duly recorded in the minutes of that meeting by the chairman.

A quorum required for a meeting of shareholders consists of at least two shareholders present in person or by proxy or, if a corporation, by its duly authorized representative holding not less than one-third of the outstanding voting shares in our company. Shareholders’ meetings may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in the aggregate 30% or more of our voting share capital. Advance notice of at least 10 (but not more than 60) days is required for the convening of our annual general shareholders’ meeting and any other general shareholders’ meeting. Our shareholders’ meeting may be held in such place within or outside the British Virgin Islands as our board of directors considers appropriate.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares (including preferred shares which represent ordinary shares) cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares (including preferred shares which represent ordinary shares). An ordinary resolution is required for matters such as an amendment of the amended and restated memorandum of association to increase or reduce the number of shares that we are authorized to issue and a repurchase of our outstanding shares. An ordinary resolution is required for the removal of directors with cause.

Transfer of Shares. Any transfer of our shares shall be evidenced by a written instrument of transfer executed by or on behalf of the transferor and containing the name and address of the transferee. A transfer of shares is effective when the name of the transferee is entered in our share register in respect of such shares and we shall not be required to treat a transferee of a share as a shareholder until the transferee’s name has been entered in the register.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Shares. The directors may, on our behalf, subject to an ordinary resolution of members (including the written consent of all the members whose shares are to be purchased, redeemed or otherwise acquired), purchase, redeem or otherwise acquire any of our own shares for such consideration as they consider appropriate, and either cancel or hold such shares as treasury shares. The directors may dispose of any shares held as treasury shares on such terms and conditions as they may from time to time determine. Shares may be purchased or otherwise acquired in exchange for newly issued shares.

Variation of Rights of Shares. If at any time our shares are divided into different classes, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not we are being wound-up, may be varied with the consent in writing of the holders of a simple majority of the issued shares of that class or series or with the sanction of a resolution passed by a simple majority of the votes cast at a separate meeting of the holders of the shares of the class or series.

Inspection of Register of Members. Pursuant to our Articles of Association, our register of members and branch register of members shall be open for inspection by shareholders for such times and on such days as its board of directors shall determine, without charge, or by any other person upon a maximum payment of US$2.50 or such other sum specified by the board, at the registered office or such other place at which the register is kept in accordance with the BVI Companies Act or, upon a maximum payment of US$1.00 or such other sum specified by the board, at our registered office, unless the register is closed in accordance with our Articles of Association.

Designations and Classes of Shares. All of our issued and outstanding shares upon the completion of the liquidation will be ordinary shares and preferred shares. Our amended and restated articles provide that our authorized unissued shares shall be at the disposal of our board of directors, which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times and for such consideration and upon such terms and conditions as our board may in its absolute discretion determine. In particular, our board of directors is empowered to authorize from time to time the issuance of one or more additional classes or series of preferred shares and to fix the designations, powers, preferences and relative, participating, optional and other rights, if any, and the qualifications, limitations and restrictions thereof, if any, including, without limitation, the number of shares constituting each such class or series, dividend rights, conversion rights, redemption privileges, voting power, full or limited or no voting power, and liquidation preferences, and to increase or decrease the size of any such class or series.

Shareholders

Only persons who are registered in the register of members are recognized as our shareholders.

Changes in Capital

We may, by an ordinary resolution of members, amend our Articles of Association to increase or reduce the maximum number of shares that we are authorized to issue.

Subject to our Articles of Association, we may, by an ordinary resolution of members:

•	divide our shares, including issued shares, into a larger number of shares; or

•	combine our shares, including issued shares, into a smaller number of shares;

provided that, where shares are divided or combined, the aggregate par value of the new shares must be equal to the aggregate par value of the original shares.

History of Securities Issuances

The following is a summary of our securities issuances since August 1995.

MSBVI was incorporated in the British Virgin Islands on August 14, 1995. On September 14, 1995, MSBVI issued 10,000 ordinary shares at a par value of US$1.00 per share, constituting all of MSBVI’s share capital, to Mr. Cheng Chung Hing, Ricky, and Mr. Cheng Tai Po as payment on a promissory note in the principal amount of US$11,000,000 and bearing interest at 8% per annum, dated August 31, 1995, by and between MSBVI, as borrower, and Mr. Cheng Chung Hing, Ricky, and Mr. Cheng Tai Po, as lenders.

In January 1996, MSHI issued 11,000,000 ordinary shares, par value US$0.001 per share, and 100,000 shares of Series A preferred shares, par value US$0.001 per share, in exchange for all of MSBVI’s share capital and assumed control of the operations of MSBVI.

In July 2009, MSBVI implemented a sub-division of shares so that its issued shares became 10,000,000 ordinary shares of US$0.001 each.

In August 2009, MSBVI repurchased from MSHI 3,617,418 ordinary shares and issued 100,000 preferred shares of US$0.001 each to MSHI such that its issued shares became 6,382,582 ordinary shares of US$0.001 each and 100,000 preferred shares of US$0.001 each. Further, in August 2009, MSHI subsequently transferred 6,382,582 ordinary shares and 100,000 preferred shares to its shareholders, who became MSBVI’s shareholders.

Directors’ Power to Issue Shares

Our Articles of Association authorizes our board of directors to issue additional ordinary and preferred shares from time to time as our board of directors shall determine, up to the amount of the available authorized but unissued shares.

Our board of directors may issue preferred shares without action by its shareholders up to the amount of the authorized but unissued preferred shares. The issuance of preferred shares may be used as an anti-takeover device without further action on the part of the shareholders. The issuance of these shares could adversely affect the voting power and other rights of holders of our ordinary shares. Subject to the directors’ duty of acting in our interest, preferred shares can be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. Additionally, the issuance of preferred shares may have the effect of decreasing the market price of the ordinary shares, and may adversely affect the voting and other rights of the holders of the ordinary shares.

Indemnification

British Virgin Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Our Articles of Association provide that, subject to the BVI Companies Act, we will indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who:

•

is or was a party or is threatened to be made a party to any threatened, pending or completed proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director, an officer or a liquidator of our company; or

•

is or was, at the request of our company, serving as a director, officer or liquidator of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

To be entitled to indemnification, these persons must have acted honestly and in good faith and in the best interest of our company, and they must have had no reasonable cause to believe their conduct was unlawful.

If any such person mentioned above has been successful in defense of any proceedings referred to above, that person is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by that person in connection with the proceedings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Limitations on Rights to Hold or Vote Shares

Except as described herein, there are no limitations imposed by British Virgin Islands law or by our Articles of Association on the rights of non-resident shareholders to hold or vote our ordinary shares.

Exchange Controls

There are no material British Virgin Islands laws, decrees, regulations or other legislation that impose foreign exchange controls on us or that affect our payment of dividends, interest or other payments to non-resident holders of our shares.

Anti-Takeover Effects of Our Articles of Association

Some provisions of British Virgin Islands law and our Articles of Association could make the acquisition of us by means of a tender offer or merger, or by means of a proxy contest or otherwise, more difficult.

These provisions, which include a “business combination” provision, are expected to discourage coercive takeover practices and inadequate takeover bids. Although as a British Virgin Islands company, we are not subject to Section 203 of the Delaware General Corporation Law, the business combination provision in our articles largely mirror the intention of Section 203 and generally prohibit “business combinations” between us and an “interested shareholder.” These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe the benefits of the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging those proposals because negotiation of them could result in an improvement of their terms.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is American Stock Transfer & Trust Company.

PROPOSAL TO AMEND OUR ARTICLES OF ASSOCIATION TO INCREASE THE NUMBER OF AUTHORIZED ORDINARY SHARES AND CHANGE OUR NAME

At the Meeting, our shareholders are being asked to consider and vote upon the amendment to our Articles of Association to increase our authorized number of shares from 100,200,000 to 1,000,200,000, comprised of 1,000,000,000 authorized ordinary shares and 200,000 authorized preferred shares, and to change our name to “China Metro-Rural Holdings Limited.” A copy of the Articles of Association is attached as Annex A to this proxy statement.

Increase in Authorized Shares

We have two classes of shares: ordinary shares, which will have identical rights in all respects and rank equally with one another, and preferred shares. Our authorized share capital consists of 100,000,000 ordinary shares, par value US$0.001 per share, and 200,000 preferred shares, par value US$0.001 per share. As of the close of business on the record date, we had 6,382,582 ordinary shares issued and outstanding and 100,000 preferred shares issued and outstanding. Our board of directors has determined that it is advisable and in the best interests of us and our shareholders to amend our Articles of Association to increase the number of authorized ordinary shares. Accordingly, our board of directors has proposed an amendment to our Articles of Association increasing the number of authorized shares from 100,200,000 to 1,000,200,000, comprised of 1,000,000,000 authorized ordinary shares and 200,000 authorized preferred shares, for submission to our shareholders at the Meeting. We will issue approximately 57,443,238 ordinary shares to China Metro’s shareholders in the Merger. The additional authorized ordinary shares would have terms identical to those described under “Description of MSBVI Share Capital—Ordinary Shares” above.

Name Change

The independent members of our board of directors unanimously adopted a resolution to submit to a vote of shareholders an ordinary resolution to change our name from “Man Sang International (B.V.I.) Limited” to “China Metro-Rural Holdings Limited,” contingent upon completion of the Merger. If shareholders approve this proposal, the Merger Agreement and the Merger, the change in our name will become effective in connection with the Merger. We believe our new name would better represent the combined company’s operations and assets following the Merger.

If approved by shareholders, the change in our name will not affect the validity or transferability of any existing share certificates that bear the name “Man Sang Holdings, Inc.” or “Man Sang International (B.V.I.) Limited.” Shareholders with certificated shares should continue to hold their existing share certificates. The rights of shareholders holding certificated shares under existing share certificates and the number of shares represented by those certificates will remain unchanged as a result of the name change. Direct registration accounts and any new share certificates that are issued after the name change becomes effective will bear the name “China Metro-Rural Holdings Limited.”

Our ordinary shares currently trade on the NYSE Amex under the symbol “MHJ.” If the proposed name change is approved, we intend to apply to change our symbol.

Subject to our shareholders approving other proposals contained in this proxy statement, if the proposal to change our name is not approved, our name and the symbol for our ordinary shares on the NYSE Amex will remain unchanged.

The affirmative vote of a majority of our outstanding shares present in person and voting on the proposed amendment to our Articles of Association or represented by proxy and voting on the proposed amendment shall be required for approval of the proposed amendment.

THE INDEPENDENT MEMBERS OF OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMEND A VOTE FOR APPROVAL OF THE AMENDMENT TO OUR ARTICLES OF ASSOCIATION.

EXPERTS

The audited consolidated financial statements of MSHI and its subsidiaries as of and for the fiscal years ended March 31, 2009 and 2008 and included in this proxy statement have been so included in reliance on the report of Grant Thornton, an independent registered public accounting firm, given on the authority of the firm as experts in auditing and accounting.

The audited consolidated financial statements of China Metro and its subsidiaries as of and for the fiscal years ended March 31, 2009 and 2008 and included in this proxy statement have been so included in reliance on the report of Gruber & Company, LLC, an independent registered public accounting firm, given on the authority of the firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act. We currently furnish current reports on Form 6-K to the SEC and will file annual reports on Form 20-F. Pursuant to rules of the NYSE Amex, we will provide annual reports, which will contain financial information audited by independent public accountants to our shareholders. You may read and copy any reports or other information we file at the SEC’s public reference room at 100 F Street, N.E., Washington D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at (800) SEC-0330. Copies of reports and other information regarding registrants that file electronically (including MSBVI) are available on the SEC’s web site at http://www.sec.gov.

FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS

Man Sang Holdings, Inc. and Subsidiaries

At March 31, 2009 and March 31, 2008 and for the Years Ended March 31, 2009 and March 31, 2008

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Income Statement	F-3
Consolidated Balance Sheet	F-4
Consolidated Cash Flow Statement	F-5
Consolidated Statement of Changes in Equity	F-7
Notes to the Financial Statements	F-9
Man Sang International (B.V.I.) Limited and Subsidiaries At December 31, 2009 and December 31, 2008 and for the Nine Months Ended December 31, 2009 and December 31, 2008 (unaudited)
Unaudited Condensed Consolidated Income Statement	F-57
Unaudited Condensed Consolidated Statement of Comprehensive Income	F-58
Unaudited Condensed Consolidated Statement of Financial Position	F-59
Unaudited Condensed Consolidated Statement of Changes in Equity	F-60
Unaudited Condensed Consolidated Statement of Cash Flows	F-62
Notes to the Unaudited Interim Condensed Consolidated Financial Statements	F-63

China Metro Subsidiaries

At March 31, 2009 and March 31, 2008 and for the Years Ended March 31, 2009 and March 31, 2008

At December 31, 2009 and December 31, 2008 and for the Nine Months Ended December 31, 2009 and
December 31, 2008

(unaudited)

Report of Independent Registered Public Accounting Firm	F-75
Consolidated Income Statements	F-76
Consolidated Statements of Comprehensive Income	F-77
Consolidated Statements of Financial Position	F-78
Consolidated Statements of Changes in Equity	F-79
Consolidated Statements of Cash Flows	F-80
Notes to Consolidated Financial Statements	F-81

Unaudited Condensed Consolidated Income Statement	F-111
Unaudited Condensed Consolidated Statement of Comprehensive Income	F-112
Unaudited Condensed Consolidated Statement of Financial Position	F-113
Unaudited Condensed Consolidated Statement of Changes in Equity	F-114
Unaudited Condensed Consolidated Statement of Cash Flows	F-115
Notes to the Unaudited Interim Condensed Financial Statements	F-116

Report and Financial Statements

MAN SANG HOLDINGS, INC.

Years ended March 31, 2009 and 2008

Member of Grant Thornton International Ltd.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Stockholders of

Man Sang Holdings, Inc.

We have audited the accompanying consolidated balance sheets of Man Sang Holdings, Inc. and subsidiaries (the “Company”) as of March 31, 2009 and 2008, and the related consolidated statements of income and comprehensive income, stockholders’ equity, and cash flows for each of the two years in the period ended March 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the two years in the period ended March 31, 2009 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. Schedules II and III are presented for purposes of additional analysis and are not a required part of the basic consolidated financial statements. These schedules have been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

/s/ Grant Thornton

Grant Thornton

Hong Kong

February 26, 2010

MAN SANG HOLDINGS, INC.

CONSOLIDATED INCOME STATEMENT

Years ended 31 March 2009 and 2008

	2009 HK$’000		2008 HK$’000
Revenue (Note 7)		359,734		640,493
Cost of sales		(226,422)		(363,483)

Gross profit		133,312		277,010
Investment income (Note 9)		10,688		18,808
Other operating income (Note 10)		4,467		6,862
Selling expenses		(21,043)		(24,172)
Administrative expenses		(103,685)		(101,273)
Other operating expenses (Note 11)		(33,750)		(44,906)
(Decrease)/increase in fair value of investment properties		(181,638)		454,914
Net unrealised (loss)/gain on financial assets at fair value through profit or loss		(5,342)		613
Share of loss of an associate		(53)		(7)

(Loss)/Profit before taxation (Note 12)		(197,044)		587,849
Taxation (Note 13)		50,765		(185,622)

(Loss)/Profit for the year		(146,279)		402,227

(Loss)/Profit attributable to:
Equity shareholders		(40,536)		94,920
Minority interests		(105,743)		307,307

		(146,279)		402,227

(Loss)/Earnings per share (Note 14)
Basic	(HK$	6.25)	HK$	14.64

Diluted		N/A	HK$	14.11

MAN SANG HOLDINGS, INC.

CONSOLIDATED BALANCE SHEET

31 March 2009 and 2008

	2009 HK$’000	2008 HK$’000
Non-current assets
Investment properties (Note 15)	845,384	952,867
Properties under development (Note 16)	201,328	123,768
Property, plant and equipment (Note 17)	40,158	121,530
Prepaid land lease payments (Note 18)	27,776	30,502
Interest in an associate (Note 19)	52	105
Deferred tax assets (Note 20)	—	175

	1,114,698	1,228,947

Current assets
Inventories (Note 21)	41,942	49,395
Completed properties held for sale (Note 22)	179,619	182,426
Trade and other receivables (Note 23)	222,896	252,969
Financial assets at fair value through profit or loss (Note 24)	18,619	5,411
Tax recoverable	3,937	5,630
Restricted cash (Note 31)	17,000	—
Cash and cash equivalents (Note 25)	493,146	603,657

	977,159	1,099,488

Current liabilities
Trade and other payables (Note 26)	445,056	462,836
Taxation	68,507	71,266
Bank borrowings (secured)-current portion (Note 27)	90,400	33,300

	603,963	567,402

Net current assets	373,196	532,086

Total assets less current liabilities	1,487,894	1,761,033

Non-current liabilities
Deferred tax liabilities (Note 20)	103,592	152,207
Bank borrowings (secured) (Note 27)	101,700	166,500

	205,292	318,707

Net assets	1,282,602	1,442,326

Capital and reserves
Share capital (Note 28)	50	50
Reserves	469,723	509,640

Total equity attributable to equity shareholders	469,773	509,690
Minority interests	812,829	932,636

Total equity	1,282,602	1,442,326

MAN SANG HOLDINGS, INC.

CONSOLIDATED CASH FLOW STATEMENT

31 March 2009 and 2008

	2009 HK$’000	2008 HK$’000
Operating Activities
(Loss)/Profit before taxation	(197,044)	587,849
Adjustments for:
Interest income	(10,043)	(17,872)
Depreciation of property, plant and equipment	9,813	9,474
Amortization of prepaid land lease payments	743	764
Share of loss of an associate	53	7
Share-based payment	—	1,290
Decrease/(Increase) in fair value on investment properties	181,638	(454,914)
Loss/(Gain) on disposal of an investment property	2,337	(5,600)
Revaluation increase on buildings	(240)	(77)
Gain on disposal of property, plant and equipment	(1,537)	(30)
Net unrealised loss/(gain) on financial assets at fair value through profit or loss	5,342	(613)
Loss/(Gain) on disposal of financial assets at fair value through profit or loss	3,470	(685)
Dividends received	(645)	(251)
Allowance for/(Recovery of) bad and doubtful debts	27,478	(5,303)
Impairment loss on goodwill	—	47,295

Operating cash flow before movements in working capital	21,365	161,334
Decrease/(Increase) in inventories	7,771	(2,153)
Decrease in completed properties held for sales	2,736	64,435
Decrease/(Increase) in trade and other receivables	47,903	(127,145)
(Decrease)/Increase in trade and other payables	(23,504)	239,326

Cash generated from operations	56,271	335,797
Hong Kong Profits Tax paid	(82)	(7,047)
Hong Kong Profits Tax refunded	273	818
Overseas Tax paid	(1,555)	(145)

Net cash generated from operating activities	54,907	329,423

MAN SANG HOLDINGS, INC.

CONSOLIDATED CASH FLOW STATEMENT—(Continued)

31 March 2009 and 2008

	2009 HK$’000	2008 HK$’000
Investing Activities
Acquisition of subsidiaries	—	85,291
Receivable from sale of financial assets contract	(39,608)	—
Purchase of property, plant and equipment	(8,567)	(7,333)
Additions for properties under development	(76,830)	(465,695)
Proceeds from disposals of an investment property	13,963	25,000
Purchases of financial assets at fair value through profit or loss	(101,975)	(13)
Proceeds from disposals of property, plant and equipment	5,345	32
Proceeds from disposals of financial assets at fair value through profit or loss	79,955	4,250
Investment cost in an associate	—	(112)
Dividends received	645	251
Increase in restricted cash	(17,000)	—
Interest received	10,043	17,872

Net cash used in investing activities	(134,029)	(340,457)

Financing Activities
Issue of new shares	—	290,370
Proceeds from bank borrowings	22,600	66,600
Repayments of bank borrowings	(33,900)	(22,200)
Dividends paid to company’s equity holders	—	(12,446)
Dividends paid to minority shareholder	(21,910)	(21,280)

Net cash (used in)/ generated from financing activities	(33,210)	301,044

Net (decrease)/ increase in cash and cash equivalents	(112,332)	290,010
Cash and cash equivalents at the beginning of the year	603,657	296,969
Effect of foreign exchange rate changes	1,821	16,678

Cash and cash equivalents at the end of the year (Note 25)	493,146	603,657

MAN SANG HOLDINGS, INC.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

31 March 2009 and 2008

	Attributable to shareholders of the Company
	Common stock	Preferred stock	Retained profit	Revaluation reserve	Accumulated Translation reserve	Share premium	Capital reserve	Merger reserve	General reserve	Share option reserve	Capital redemption reserve	Total	Minority interest	Total equity
The Group	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Balance at April 1, 2007	49	1	263,627	18,005	4,479	4,887	34,400	(147)	23,395	2,053	(535)	350,214	344,529	694,743

Revaluation gain of leasehold land and building	—	—	—	26,036	—	—	—	—	—	—	—	26,036	81,703	107,739
Deferred tax liability arising from revaluation gain of leasehold land and building	—	—	—	(7,864)	—	—	—	—	—	—	—	(7,864)	(25,887)	(33,751)
Effect of change in tax rates for deferred tax	—	—	—	1,982	—	—	—	—	—	—	—	1,982	5,878	7,860
Exchange difference arising from translation of financial statements of overseas operation	—	—	—	—	9,486	—	—	—	—	—	—	9,486	17,065	26,551

Net income recognised directly in equity	—	—	—	20,154	9,486	—	—	—	—	—	—	29,640	78,759	108,399
Profit for the year	—	—	94,920	—	—	—	—	—	—	—	—	94,920	307,307	402,227

Total recognised income and expenses for the year	—	—	94,920	20,154	9,486	—	—	—	—	—	—	124,560	386,066	510,626

Share based-payments	—	—	—	—	—	—	—	—	—	572	—	572	718	1,290
Share of accumulated losses of the associate upon acquisition of subsidiaries	—	—	(5,386)	—	—	—	—	—	—	—	—	(5,386)	(15,591)	(20,977)
Transfer to retained profits upon disposal of the properties	—	—	1,630	(1,630)	—	—	—	—	—	—	—	—	—	—
Release on depreciation of leasehold land and buildings	—	—	391	(391)	—	—	—	—	—	—	—	—	—	—
Issue new shares by subsidiary	—	—	—	—	—	—	—	—	—	—	—	—	290,370	290,370
Dividends paid to minority interest	—	—	—	—	—	—	—	—	—	—	—	—	(21,280)	(21,280)
Deemed receipt from shareholders	—	—	—	—	—	—	—	—	52,176	—	—	52,176	(52,176)	—
Return of capital to shareholders	—	—	—	—	—	—	—	—	(12,446)	—	—	(12,446)	—	(12,446)
Balance at March 31, 2008	49	1	355,182	36,138	13,965	4,887	34,400	(147)	63,125	2,625	(535)	509,690	932,636	1,442,326

MAN SANG HOLDINGS, INC.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY—(Continued)

31 March 2009 and 2008

	Attributable to shareholders of the Company
	Common stock	Preferred stock	Retained profit	Revaluation reserve	Accumulated Translation reserve	Share premium	Capital reserve	Merger reserve	General reserve	Share option reserve	Capital redemption reserve	Total	Minority interest	Total equity
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Balance at April 1, 2008	49	1	355,182	36,138	13,965	4,887	34,400	(147)	63,125	2,625	(535)	509,690	932,636	1,442,326

Revaluation gain of leasehold land and building	—	—	—	(4,012)	—	—	—	—	—	—	—	(4,012)	(5,927)	(9,939)
Deferred tax liability arising from revaluation gain of leasehold land and building	—	—	—	(745)	—	—	—	—	—	—	—	(745)	(1,101)	(1,846)
Effect of change in tax rates for deferred tax	—	—	—	(53)	—	—	—	—	—	—	—	(53)	(79)	(132)
Exchange difference arising from translation of financial statements of overseas operation	—	—	—	—	5,429	—	—	—	—	—	—	5,429	14,953	20,382

Net income recognised directly in equity	—	—	—	(4,810)	5,429	—	—	—	—	—	—	619	7,846	8,465
Loss for the year	—	—	(40,536)	—	—	—	—	—	—	—	—	(40,536)	(105,743)	(146,279)

Total recognised income and expenses for the year	—	—	(40,536)	(4,810)	5,429	—	—	—	—	—	—	(39,917)	(97,897)	(137,814)
Release on depreciation of land and buildings	—	—	470	(470)	—	—	—	—	—	—	—	—	—	—
Transfer to retained profits upon disposal of the properties	—	—	305	(305)	—	—	—	—	—	—	—	—	—	—
Dividend paid by subsidiary	—	—	—	—	—	—		—	—	—	—	—	(21,910)	(21,910)

Balance at March 31, 2009	49	1	315,421	30,553	19,394	4,887	34,400	(147)	63,125	2,625	(535)	469,773	812,829	1,282,602

MAN SANG HOLDINGS, INC.

NOTES TO THE FINANCIAL STATEMENTS

31 March 2009 and 2008

Note 1—General Information of Man Sang Holdings, Inc.

Man Sang Holdings, Inc., (the “Company”, or “we” or “us”) was incorporated in the State of Nevada under the Nevada Revised Statutes. The Company through its subsidiaries is principally engaged in the purchasing, processing, assembling, merchandising and wholesale distribution of pearls, pearl jewelry products and jewelry products. In addition, the Company owns and operates an industrial real estate complex in Shenzhen, People’s Republic of China (the “PRC”) and a market center with various supporting facilities in Shanxiahu, Zhuji, Zhejiang Province, the PRC.

The Company’s ultimate holding company is Cafoong Limited, a company incorporated in the British Virgin Islands. The shares of the Company have been listed on the NYSE Amex (formerly known as “American Stock Exchange”) under the ticker symbol of “MHJ”. The Company’s principal place of business and executive office is located at Suit 2208-14, 22/F., Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong.

The financial statements were approved and authorized for issue by the Board of Directors on February 26, 2010.

Note 2—Summary of Significant Accounting Policies

(a) Statement of compliance and preparation of financial statements

These financial statements have been prepared for the first time in accordance with all applicable International Financial Reporting Standards (“IFRSs”), which include all applicable individual International Financial Reporting Standards, International Accounting Standards (“IASs”) and Interpretations issued by the International Accounting Standard Board (“IASB”). The disclosures required by IFRS 1 concerning the transition from USGAAP to IFRSs are given in note 3. A summary of the significant accounting policies adopted by the Group is set out below.

The IASB has issued certain new and revised IFRSs which are generally effective for accounting periods beginning on or after April 1, 2008. Details of major changes in accounting policies following the adoption of these IFRSs are summarised in note 3 to the financial statements.

(b) Basis of preparation

The financial statements have been prepared under the historical cost convention, except for financial assets at fair value through profit or loss, investment properties, leasehold land and buildings, which are stated at fair value as explained in the accounting policies set out below. These policies have been consistently applied to all the years presented unless otherwise stated.

(c) Basis of consolidation

Business combinations (other than for combining entities under common control) are accounted for by applying the purchase method. This involves the fair value of all identifiable assets and liabilities, including contingent liabilities of the subsidiary, at the acquisition date, regardless of whether or not they were recorded in the financial statements of the subsidiary prior to acquisition. On initial recognition, the assets and liabilities of the subsidiary are included in the consolidated balance sheet at their fair values, which are also used as the bases for subsequent measurement in accordance with the Group’s accounting policies.

MAN SANG HOLDINGS, INC.

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

31 March 2009 and 2008

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to March 31 each year. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are presented separately from the Group’s equity therein. Minority interests in the net assets consist of the amount of those interests at the date of the original business combination and the minority’s share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority’s interest in the subsidiary’s equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

Goodwill arising on acquisitions prior to 1 April 2007 has not been restated.

(d) Subsidiaries

A subsidiary is an entity, in which the Company, directly or indirectly, has the power to govern the financial and operating policies so as to obtain benefits from its activities.

Investment in subsidiaries is included in the Company’s balance sheet at cost less impairment losses. The carrying amount of investment is reduced to its recoverable amount on an individual basis. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(e) Goodwill

Goodwill arising on an acquisition of a business represents the excess of the cost of acquisition over the Group’s interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the relevant business at the date of acquisition. Such goodwill is carried at cost less any accumulated impairment losses.

Capitalised goodwill arising on an acquisition of a business is presented separately in the consolidated balance sheet.

For the purposes of impairment testing, goodwill arising from an acquisition is allocated to each of the relevant cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the acquisition. A cash-generating unit to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the unit may be impaired. For goodwill arising on an acquisition in a financial year, the cash-generating unit to which goodwill has been allocated is tested for impairment before the end of that financial year. When the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated to reduce the carrying amount of any goodwill allocated to the unit first, and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in

MAN SANG HOLDINGS, INC.

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

31 March 2009 and 2008

the unit. Any impairment loss for goodwill is recognised directly in the consolidated income statement. An impairment loss for goodwill is not reversed in subsequent periods. On subsequent disposal of the relevant cash-generating unit, the attributable amount of goodwill capitalised is included in the determination of the amount of profit or loss on disposal.

(f) Associates

An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting, except when the investment is classified as held for sale (in which case it is accounted for under IFRS 5 “Non-current Assets Held For Sale and Discontinued Operations”). Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post acquisition changes in the Group’s share of the net assets of the associates, less any identified impairment loss. When the Group’s share of loss of an associate equals or exceeds its interest in that associate (which includes any long-term interests that, in substance, form part of the Group’s net investment in the associate), the Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that associate.

(g) Investment properties

Investment properties are land and /or buildings that are held to earn rental income and / or for capital appreciation, which include property interest held under operating lease carries at fair value.

Investment properties are stated at fair value at the balance sheet date. Any gain or loss arising from a change in fair value is recognised in the income statement. An investment property is derecognised upon disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from its disposals. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated income statement in the year in which the item is derecognised.

Subsequent expenditure is charged to the asset’s carrying amount only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance costs are expensed in the income statement during the financial period in which they are incurred.

The fair value of investment properties is based on valuation by an independent valuer who holds a recognised professional qualification and has recent experience in the location and category of property being valued. Fair value is based on market value, being the estimated amount for which a property could be exchanged on the date of valuation between a willing buyer and a willing seller in an arm’s length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion.

If an investment property becomes owner-occupied, it is reclassified as property, plant and equipment, and its fair value at the date of reclassification becomes its deemed cost for accounting purposes. Property that is being constructed or developed for future use as investment property is classified as property, plant and equipment and stated at cost until construction or development is complete, at which time it is reclassified and subsequently accounted for as investment property.

MAN SANG HOLDINGS, INC.

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

31 March 2009 and 2008

(h) Property, plant and equipment

Property, plant and equipment, other than leasehold land and buildings, are stated at cost less accumulated depreciation and accumulated impairment losses.

The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the year in which they are incurred.

The leasehold land and buildings are stated in the balance sheet at their revalued amount, being the fair value at the date of revaluation less any subsequent accumulated depreciation and impairment losses. Revaluations are performed with sufficient regularity such that the carrying amount does not differ materially from that which would be determined using fair values at the balance sheet date. Any revaluation increase is credited to the other property revaluation reserve, except to the extent that it reverses a revaluation decrease of the same asset previously recognised as an expense, in which case the increase is credited to the income statement to the extent of the decrease previously charged. A decrease in the net carrying amount arising on revaluation of an asset is dealt with as an expense to the extent that it exceeds the balance, if any, on the other property revaluation reserve relating to a previous revaluation of that asset. On the subsequent sale or retirement of a revalued asset, the attributable revaluation surplus is transferred to retained profits.

Leasehold land and buildings transferred from investment properties are stated at deemed cost equal to its fair value at the date of change in use and is continued to account for as if it was an asset held under finance lease. The entire lease payment of leasehold land and buildings are included in the cost of land and buildings as a finance lease in property, plant and equipment and stated at revalued amount.

Depreciation is provided to write off the cost or valuation less accumulated impairment losses, other than construction in progress, over their estimated useful lives from the date on which they are available for use and after taking into account of their estimated residual values, using the straight-line method, at the following rates per annum:

Leasehold land and buildings	Over the shorter of the term of the lease or 50 years
Buildings	Over the shorter of the term of the lease or 50 years
Leasehold improvements	25%—33%
Plant and machinery	20%—25%
Furniture, fixtures and equipment	25%
Motor vehicles	25%

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. Residual values, useful lives and depreciation methods are reviewed at each balance sheet date.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the consolidated income statement in the year in which the item is derecognised.

MAN SANG HOLDINGS, INC.

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

31 March 2009 and 2008

(i) Properties under development

Property that is being constructed or developed for future use as investment property is classified as property, plant and equipment and stated at cost less any identified impairment losses until construction or development is complete, at which time it is reclassified as investment property. Costs comprise construction costs, borrowing costs capitalised, amortisation of land use rights and professional fees incurred during the development period.

(j) Completed properties held for sale

Completed properties remaining unsold at the end of the year are stated at the lower of cost and net realisable value.

Cost comprises development costs attributable to the unsold properties.

Net realisable value is determined by reference to the sale proceeds of properties sold in the ordinary course of business, less applicable variable selling expenses, or by management estimates based on prevailing marketing conditions.

(k) Prepaid land lease payments

Prepaid land lease payments are up-front payments to acquire medium-term interests in lessee-occupied properties. The payments are stated at cost and are amortised over the period of the lease on a straight-line basis to the income statement.

(l) Financial instruments

Financial assets and financial liabilities are recognised on the balance sheet when a group entity becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognised immediately in profit or loss.

The company has applied the requirements of IAS 39 relating to the valuation techniques and subsequent measurements prospectively to transactions entered into after 25 October, 2002.

Financial assets

The Group’s financial assets are classified into one of the two categories, including financial assets at fair value through profit or loss (“FVTPL”) and loans and receivables. All regular way purchases or sales of financial assets are recognised and derecognised on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

Effective interest method

The effective interest method is a method of calculating the amortised cost of a financial asset and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees on points paid or received that form an integral part of the

MAN SANG HOLDINGS, INC.

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

31 March 2009 and 2008

effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset, or, where appropriate, a shorter period.

Financial assets at fair value through profit or loss

Financial assets at FVTPL has two subcategories, including financial assets held for trading and those designated as at FVTPL on initial recognition. At each balance sheet date subsequent to initial recognition, financial assets at FVTPL are measured at fair value, with changes in fair value recognised directly in profit or loss in the period in which they arise. Fair value gain or loss does not include any dividend or interest earned on these financial assets. Dividend and interest income is recognised in accordance with the Group’s policies in note 2(q) to these financial statements.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each balance sheet date subsequent to initial recognition, loans and receivables (including trade receivables, loan receivables, other receivables, bank balances and cash) are carried at amortised cost using the effective interest method, less any identified impairment losses.

Impairment of financial assets

At each balance sheet date, financial assets other than at fair value through profit or loss are reviewed to determine whether there is any objective evidence of impairment.

Objective evidence of impairment of individual financial assets includes observable data that comes to the attention of the Group about one or more of the following loss events:

•	significant financial difficulty of the debtor;

•	a breach of contract, such as a default or delinquency in interest or principal payments;

•	it becomes probable that the debtor will enter bankruptcy or other financial reorganization;

•	significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; and

•	a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost.

For certain categories of financial asset, such as trade receivables, assets that are assessed not to be impaired individually are subsequently assessed for impairment on a collective basis. Objective evidence of impairment for a portfolio of receivables could include the Group’s past experience of collecting payments, an increase in the number of delayed payments in the portfolio past the average credit period of 60 days, observable changes in national or local economic conditions that correlate with default on receivables.

For financial assets carried at amortised cost, an impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account. Changes in the carrying amount of the allowance account are recognised in profit or loss. When a trade receivable is considered uncollectible, it is written off against the allowance account. If, in subsequent period, the

MAN SANG HOLDINGS, INC.

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

31 March 2009 and 2008

amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed to the extent that it does not result in a carrying amount of the financial asset exceeding what the amortised cost would have been had the impairment not been recognised at the date the impairment is reversed. The amount of the reversal is recognised in consolidated income statement of the period in which the reversal occurs.

Financial liabilities and equity

Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the group after deducting all of its liabilities. The Group’s financial liabilities are generally classified into financial liabilities at FVTPL and other financial liabilities.

Effective interest method

The effective interest method is a method of calculating the amortised cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.

Other financial liabilities

Other financial liabilities (including bank and other borrowings, trade payables and other payables) are subsequently measured at amortised cost, using the effective interest method.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Financial guarantee contracts

A financial guarantee contract is a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument. A financial guarantee contract issued by the Group and not designated as at fair value through profit or loss is recognised initially at its fair value less transaction costs that are directly attributable to the issue of the financial guarantee contract. Subsequent to initial recognition, the Group measures the financial guarantee contact at the higher of: (i) the amount determined in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets; and (ii) the amount initially recognised less, when appropriate, cumulative amortisation recognised in accordance with IAS 18 Revenue.

Derecognition

Financial assets are derecognised when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognised directly in equity is recognised in profit or loss. If the Group retains substantially all the risks and

MAN SANG HOLDINGS, INC.

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

31 March 2009 and 2008

rewards of ownership of a transferred financial asset, the Group continues to recognise the financial asset and also recognises a collateralised borrowing for the proceeds received.

Financial liabilities are derecognised when the obligation specified in the relevant contract is discharged, cancelled or expires. The difference between the carrying amount of the financial liability derecognised and the consideration paid and payable is recognised in profit or loss.

(m) Impairment (other than goodwill and financial assets)

At each balance sheet date, the Group reviews the carrying amounts of its tangible assets to determine whether there is any indication that those assets have suffered an impairment loss. For the purposes of assessing impairment, where an asset does not generate cash inflows largely independent from those from other assets, the recoverable amount is determined for the smallest group of assets that generate cash inflows independently (i.e. a cash-generating unit). As a result, some assets are tested individually for impairment and some are tested at cash-generating unit level. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Recoverable amount is the higher of fair value, reflecting market conditions less costs to sell, and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessment of time value of money and the risk specific to the asset. An impairment loss is recognised as an expense immediately, unless the relevant asset is carried at a revalued amount under another standard, in which case the impairment loss is treated as revaluation decrease under that standard.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant asset is carried at a revalued amount under another standard, in which case the reversal of the impairment loss is treated as revaluation increase under that standard.

(n) Inventories

Inventories are stated at the lower of cost and net realizable value. Cost, which comprises all costs of purchase and, where applicable, cost of conversion and other costs that have been incurred in bringing the inventories to their present location and condition, is calculated using the weighted average cost method. Net realizable value represents the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

(o) Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value.

(p) Provisions, contingent liabilities and contingent assets

Provisions are recognised when the Group has a present obligation as a result of a past event, and it is probable that the Group will be required to settle that obligation. Provisions are measured at the directors’ best estimate of the expenditure required to settle the obligation at the balance sheet date, and are discounted to present value where the effect is material.

MAN SANG HOLDINGS, INC.

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

31 March 2009 and 2008

(q) Revenue recognition

Revenue from sales of properties

Revenue from sales of properties is recognised when the risks and rewards of properties are transferred to the purchasers, which is when the construction of relevant properties has been completed and the properties have been delivered to the purchasers and collectibility of related receivables is reasonably assured. Deposits and installments received on properties sold prior to the date of revenue recognition are included in the consolidated balance sheets as trade and other payables under current liabilities.

Revenue from sales of goods

Sale of goods is recognised on transfer of risks and rewards of ownership, which generally coincides with time when the goods are delivered to customers and title has passed.

Revenue from leasing of investment properties

Rental income under operating leases is recognised in the period in which the properties are let out and on a straight-line basis over the term of the relevant lease.

Others

Service income is recognised in the period when services are provided.

Interest income from a financial asset is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that discounts the estimated future cash receipts through the expected life of the financial asset to that asset’s net carrying amount.

Dividend income from investments is recognised when the rights to receive payments have been established.

(r) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group’s internal financial reporting system, the Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format for the purposes of these financial statements.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. Segment revenue, expenses, assets and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between group entities within a single segment.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets (both tangible and intangible) that are expected to be used for more than one period.

Unallocated items mainly comprise financial and corporate assets, borrowings, tax balances, corporate and financing expenses.

MAN SANG HOLDINGS, INC.

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

31 March 2009 and 2008

(s) Share-based payments

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of the Company (“market conditions”), if applicable.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the year in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (“vesting date”). The cumulative expense recognised for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the number of awards that, in the opinion of the directors of the Company at that date, based on the best available estimate of the number of equity instruments that will ultimately vest.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied. Where the terms of an equity-settled award are modified, as a minimum, an expense is recognised as if the terms have not been modified. In addition, an expense is recognised for any increase in the value of the transaction as a result of the modification, as measured at the date of modification. Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph. The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share.

At the time when the share options are exercised, the amount previously recognised in share option reserve will be transferred to share premium. When the share options are forfeited or are still not exercised at the expiry date, the amount previously recognised in share option reserve will be transferred to retained profits.

IFRS 2 Share-Based Payment has been applied retrospectively to all equity instruments that was granted after the effective date of IFRS 2.

(t) Foreign currency translation

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in the respective functional currency (i.e. the currency of the primary economic environment in which the entity operates, Hong Kong dollars) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognised in profit or loss in the period in which they arise, except for exchange differences arising on a monetary item that forms part of the Company’s net investment in a foreign operation, in which case, such exchange differences are recognised in equity in the consolidated financial statements. Exchange differences

MAN SANG HOLDINGS, INC.

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

31 March 2009 and 2008

arising on the retranslation of nonmonetary items carried at fair value are included in profit or loss for the period except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognised directly in equity, in which cases, the exchange differences are also recognised directly in equity.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group’s foreign operations are translated into the presentation currency of the Group (i.e. Hong Kong dollars) at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognised as a separate component of equity (the translation reserve). Such exchange differences are recognised in profit or loss in the period in which the foreign operation is disposed of.

Goodwill and fair value adjustments on identifiable assets acquired arising on an acquisition of a foreign operation on or after 1 January 2005 are treated as assets and liabilities of that foreign operation and translated at the rate of exchange prevailing at the balance sheet date. Exchange differences so arising are recognised in the translation reserve.

Cumulative translation difference related to foreign operations has not been restated at the date of transition upon the first adoption of IFRS.

The functional currency of the Company is denominated in Hong Kong dollars.

(u) Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

MAN SANG HOLDINGS, INC.

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

31 March 2009 and 2008

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised, based on tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date. Deferred tax is charged or credited to profit or loss, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

(v) Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Rentals payable and receivable under operating leases are recognised as expense and revenue on the straight-line basis over the lease terms.

(w) Retirement benefits scheme

Payments to the Mandatory Provident Fund Scheme and state-managed retirement benefits schemes are charged as expense as they fall due.

(x) Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are recognised in profit or loss in the period in which they are incurred.

(y) Government grants

Government grants are recognised as income over the periods necessary to match with the related costs. If the grants do not relate to any specific expenditure incurred by the Group, they are reported separately as other operating income. If the grants subsidize an expense incurred by the Group, they are deducted in reporting the related expenses. Grants relating to depreciate assets are presented as a deduction form the cost of the relevant asset.

MAN SANG HOLDINGS, INC.

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

31 March 2009 and 2008

Note 3—Application of New And Revised International Financial Reporting Standards

The Group has adopted all the new and amended IFRSs which are relevant to and effective for the accounting periods beginning on April 1, 2006 (date of transition), issued by the IASB in the preparation of the financial information throughout the years. IFRS 1 “First-time Adoption of IFRS” has been applied in preparing the financial information. The financial information is the first set of financial statements prepared in accordance with IFRSs by the Group. In the preparation of the underlying financial statements of the Group, the directors have made transition adjustments and the reconciliations are as follows:

	At March 31, 2009 HK$’000	At March 31, 2008 HK$’000	At April 1, 2006 HK$’000
			(Unaudited)
Stockholders’ equity reported in the US GAAP financial statements	404,950	415,977	290,869
Minority interests classified as liabilities under US GAAP	600,843	623,475	279,989

Total equity reported in the US GAAP financial statements	1,005,793	1,039,452	570,858
Land measured at fair value at business acquisition Date (Note (i))	23,586	24,326	—
Leasehold property measured at fair value (Note (ii))	(29,682)	14,033	761
Investment property measured at fair value (Note (iii))	418,347	543,172	32,025
Leasehold land recognised as prepaid land lease (Note (iv))	27,776	30,503	32,023
Decognition of goodwill being impaired (Note (v))	(63,799)	(63,799)	—
Tax effect on the adjustment	(99,419)	(144,254)	(7,614)
Deferred tax on unrealised profit on inventory (Note (vi))	—	(1,107)	(2,133)

Equity reported in the underlying financial statements	1,282,602	1,442,326	(625,927)

	For Year ended March 31, 2009 HK$’000	For Year ended March 31, 2008 HK$’000
(Loss)/Profit for the year reported in the US GAAP financial statements	(11,053)	39,935
Minority interests recognized as expenses under US GAAP	(7,694)	80,752

(Loss)/Profit for the year reported in the US GAAP financial statements	(18,747)	120,687
Cost of inventory measured at fair value at business acquisition date (Note (i))	(606)	(11,288)
Change in fair value of investment properties (Note (iii))	(181,639)	454,914
Disposal of investment property measured at fair value (Note (iii))	(3,191)	(4,885)
Change in fair value of leasehold properties (Note (ii))	240	77
Disposal of leasehold property measured at fair value (Note (ii))	148	—
Unrealised gain on marketable securities (Note (vii))	(5,342)	(959)
Depreciation (Note (ii) and (iii))	10,076	1,331
Impairment on marketable security (Note (vii))	5,148
Impairment of goodwill (Note (v))	—	(47,295)
Income tax effect on adjustment	47,634	(110,355)

(Loss)/Profit for the year reported in the underlying financial statements	(146,279)	402,227

MAN SANG HOLDINGS, INC.

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

31 March 2009 and 2008

	For Year ended March 31, 2009 HK$’000	For Year ended March 31, 2008 HK$’000
Net cash generated from operating activities reported in the US GAAP financial statements	65,595	322,341
Interest income	(10,043)	(17,872)
Dividends received	(645)	(251)
Acquisition of subsidiaries	—	(9,895)
Loan from minority interests	—	35,100

Net cash generated from operating activities reported in the underlying financial statements	54,907	329,423

Net cash used in investing activities reported in the US GAAP financial statements	(144,717)	(368,475)
Interest income	10,043	17,872
Dividends received	645	251
Acquisition of subsidiaries	—	9,895

Net cash used in investing activities reported in the underlying financial statements	(134,029)	(340,457)

Net cash (used in)/generated from financing activities reported in the US GAAP financial statements	(33,210)	336,144
Loan from minority interests		(35,100)

Net cash used in financing activities reported in the underlying financial statements	(33,210)	301,044

Notes:

(i)	On April 12, 2007, Man Sang International Limited through its subsidiary acquired an additional 6% interest in a project located in Zhuji, China (“CP&J project) and, as a result of this acquisition indirectly owns 55% of issued capital of China Pearls and Jewellery City Holdings Limited or CPJC, which owned the CP&J project. Under SFAS No. 141 Business Combinations, the results of operations of CPJC had been included in the consolidated financial statements since that acquisition date under purchase method. In accordance with SFAS 141’s guidance, which requires recognizing and measuring the assets and liabilities in a step acquisition at a blend of historical cost and fair value, the Company measured the assets and liabilities in respect of the previously investment at historical cost and assets and liabilities of the additional 6% interests at fair value, At the date of acquisition, 6% of fair value of a land was recognized under USGAAP. In the Consolidated Financial Statement under IFRS, the Company recognised the full amount of fair value the land at the business acquisition date.
(ii)	Under USGAAP, property, plant and equipment is stated at cost less accumulated depreciation or impairment losses. In the Company’s Consolidated Financial Statements under IFRS, leasehold building is measured at fair value in accordance with IAS 16 Property, plant and equipment which allows the items of property, plant and equipment is carried at fair value after recognition as an asset.
(iii)	Under USGAAP, leasehold land and buildings held for investment are stated at cost less accumulated depreciation and impairment losses. In the Company’s Consolidated Financial Statements under IFRS, investment property is measured at fair value in accordance with IAS 40 investment property which allows the items of property, plant and equipment is carried at fair value after recognition as an asset.
(iv)	Under USGAAP, leasehold land are classified as property, plant and equipment. In accordance with IAS 17 Leases, it requires land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification. The Company reclassified the leasehold land as prepaid land lease in the Consolidated Financial Statements under IFRS.
(v)

SFAS 142 requires goodwill of reporting unit shall be tested for impairment on an annual basis and if the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not

MAN SANG HOLDINGS, INC.

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

31 March 2009 and 2008

impaired. No impairment of good will was recognised under USGAAP as its fair value of the reporting unit was higher than the carrying value of the reporting unit that was carried at a blend of historical cost and fair value. In accordance with IAS 36 Impairment of Assets, an impairment loss shall be recognised for a cash-generating unit (the smallest group of cash-generating units to which goodwill or a corporate asset has been allocated) if, and only if, the recoverable amount of the unit (group of units) is less than the carrying amount of the unit (group of units). Having the test of impairment with comparison between its recoverable amount and its carrying value which was carried at full amount of fair value of the assets at the business acquisition date under IFRS, the goodwill was de-recognised as impairment existed.

(vi)	Under USGAAP, the deferred tax on elimination of unrealised profit on inventory resulting from the inter-company transaction is computed based on the domestic tax rate of seller’s jurisdiction. In accordance with IAS 12 Income taxes, deferred tax assets and liabilities shall be measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled. As a result, the Company restated the deferred tax on unrealised profit on inventory based on the domestic tax rate of buyers’ jurisdiction which is expected to apply when the deferred tax asset is realised.
(vii)	SFAS 115 Accounting for certain investments in debts and equity securities requires investments not classified as trading securities nor as held-to-maturity securities shall be classified as available-for-sale securities and, if the decline in fair value is judged to be other than temporary, the impairment loss shall be included in earnings. The available-for-sale securities were designated to a financial asset at fair value through profit and loss in accordance with IAS 39 Financial instruments. IFRS 1 permits to designate the Company’s equity investment as at fair value through profit or loss as met the criteria specified in IAS 39 at the date of transition.

The Group has not early applied the following new and revised IFRSs that have been issued at the date of authorisation of these financial statements but are not yet effective in the current financial year:

IFRSs (Amendments)	Improvements to IFRSs 2009 (Note (a))
IAS 1 (Revised)	Presentation of Financial Statements (Note (e))
IAS 1, IAS 32, IAS 39 & IFRS 7 (Amendments)	Puttable Financial Instruments and Obligations Arising on Liquation (Note (e))
IAS 23 (Revised)	Borrowing costs (Note (e))
IAS 24 (Revised)	Related Party Disclosures (Note (l))
IAS 27 (Revised)	Consolidated and Separate Financial Statements (Note (f))
IAS 32 (Amendment)	Financial Instruments: Presentation—Classification of Rights Issues (Note (j))
IAS 39 (Amendment)	Eligible Hedged Items (Note (g))
IFRS 1 (Revised)	First-time Adoption of International Financial Reporting Standard (Note (g))
IFRS 1 (Amendment)	Additional exemptions for first time adopters (o/s)
IFRS 1 (Amendment)	Limited exemptions from comparative IFRS 7 disclosures for first-time adopters (Note (k))
IFRS 1 & IAS 27 (Amendments)	Cost of an investment in a Subsidiary, Jointly Controlled Entity or an Associate (Note (e))
IFRS 2 (Amendment)	Share-based Payment—Vesting Conditions and Cancellations (Note (e))
IFRS 2 (Amendment)	Group cash-settled share-based payment transactions
IFRIC—Int 14 & IAS 19 (Amendment)	The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction (Note (l))
IFRS 3 (Revised)	Business Combinations (Note (g))
IFRS 7 (Amendment)	Improving Disclosures about Financial Instruments (Note (e))

MAN SANG HOLDINGS, INC.

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

31 March 2009 and 2008

IFRS 8	Operating Segments (Note (e))
IFRS 9	Financial Instruments (Note (m))
IFRSs (Amendments)	Annual improvements to IFRSs 2008 (Note (d))
IFRIC—Int 9 & IAS 39 (Amendments)	Embedded Derivatives (Note (f))
IFRIC-Int 13	Customer Loyalty Programmes (Note (b))
IFRIC-Int 15	Agreements for the Construction of Real Estate (Note (e))
IFRIC-Int 16	Hedges of a Net Investment in a Foreign Operation (Note (c))
IFRIC-Int 17	Distribution of Non-cash Assets to Owner (Note (g))
IFRIC-Int 18	Transfer of Assets from Customers (Note (h))
IFRIC-Int 19	Extinguishment Financial Liabilities with Equity Instruments (Note (k))

Notes:

(a)	Effective for annual periods beginning on or after January 1, 2010, unless otherwise stated in the specific IFRS.
(b)	Effective for annual periods beginning on or after July 1, 2008
(c)	Effective for annual periods beginning on or after October 1, 2008
(d)	Generally effective for annual periods beginning on or after January 1, 2009 unless otherwise stated in the specific IFRS
(e)	Effective for annual periods beginning on or after January 1, 2009
(f)	Effective for annual periods bending on or after June 30, 2009
(g)	Effective for annual periods beginning on or after July 1, 2009
(h)	Effective for transfers of assets from customers received on or after July 1, 2009
(i)	Effective for annual periods beginning on or after January 1, 2010
(j)	Effective for annual periods beginning on or after February 1, 2010
(k)	Effective for annual periods beginning on or after July 1, 2010
(l)	Effective for annual periods beginning on or after January 1, 2011
(m)	Effective for annual periods beginning on or after January 1, 2013

The directors anticipate that all of the pronouncements will be adopted in the Group’s accounting policy for the first period beginning after the effective date of the pronouncement.

IAS 1 (Revised) Presentation of financial statements

The amendments affect the presentation of owner changes in equity and introduce a statement of comprehensive income. Preparers will have the option of presenting items of income and expense and components of other comprehensive income either in a single statement of comprehensive income with subtotals or in two separate statements (a separate income statement followed by a statement of other comprehensive income). This amendment does not affect the financial position or results of the Group but will give rise to additional disclosures.

IFRS 3 (Revised) Business Combination

The standard is applicable for business combinations occurring in reporting periods beginning on or after July 1, 2009 and will be applied prospectively. The new standard introduces changes to the accounting requirements for business combinations, but still requires the use of purchase method and will have a significant effect on business combinations occurring in reporting periods beginning on or after July 1, 2009.

MAN SANG HOLDINGS, INC.

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

31 March 2009 and 2008

IFRS 8 Operating Segments

This standard replaces IAS 14 “Segment reporting”. The accounting policy for identifying segments could be based on internal management reporting information that is regularly reviewed by the Group’s chief operating decision maker. In contrast IAS 14 requires the Group to identify two sets of segments (business and geographical) based on the risks and rewards of separating segments. Management anticipates that the adoption of this standard will not affect the identified operating segments of the Group. The new standard will also require a different format of disclosures which would be based on information provided internally to the chief operating decision maker.

IAS 27 (Revised) Consolidated and Separate Financial Statements

The revised standard introduces changes to the accounting requirements for the loss of control of a subsidiary and for changes in the Group’s interest in subsidiaries. Management anticipates that the standard would not result in material impact on the Group’s financial statement.

The Group is in the process of assessing the impact of the other new or revised IFRSs upon initial application but is not yet in a position to state whether they would have material impact on the Group’s financial statements.

IFRS 9 Financial Instruments (effective from 1 January 2013)

The IASB aims to replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety by the end of 2010, with the replacement standard to be effective for annual periods beginning 1 January 2013. IFRS 9 is the first part of Phase 1 of this project. The main phases are:

Phase 1: Classification and Measurement

Phase 2: Impairment methodology

Phase 3: Hedge accounting

In addition, a separate project is dealing with derecognition.

Management have yet to assess the impact that this amendment is likely to have on the financial statements of the Group. However, they do not expect to implement the amendments until all chapters of the IAS 39 replacement have been published and they can comprehensively assess the impact of all changes.

Note 4—Key Sources of Estimation Uncertainty

In the application of the Group’s accounting policies, which are described in note 2, the Directors of the Company are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

MAN SANG HOLDINGS, INC.

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

31 March 2009 and 2008

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Fair value of leasehold land and buildings, and investment properties

The leasehold land and buildings, and investment properties of the Group were stated at fair value in accordance with the accounting policy stated in note 2(h) and 2(g) respectively. The fair value of the leasehold land and buildings, and the investment properties are determined by an independent professional valuers, BMI Appraisals Limited and DTZ Debenham Tie Leung Limited, and the fair value of the leasehold land and buildings, and investment properties are set out in notes 15 and 17 to the financial statements respectively. Such valuations were based on certain assumptions, which are subject to uncertainty and might materially differ from actual results.

In making the judgment, reasonable consideration has been given to the underlying assumptions that are mainly based on market conditions existing at the balance sheet date. These estimates are regularly compared to actual market data and actual transactions in the market.

Impairment of trade receivables

The Group’s management determines the provision for impairment of trade receivables on a regular basis. This estimate is based on the credit history of its customers and prevailing market conditions. Management reassesses the provision for impairment of trade receivables at the balance sheet date.

Net realizable value of inventories

Net realizable value of inventories is the estimated selling price in the ordinary course of business, less estimated costs of completion and selling expenses. These estimates are based on the current market condition and the historical experience of selling products of similar nature. It could change significantly as a result of competitors’ actions in response to severe industry cycles. Management reassesses these estimations at the balance sheet date to ensure inventories are shown at the lower of cost and net realizable value.

Completed properties held for sale

Management performs a regular review on the carrying amounts of completed properties held for sale. Based on management’s review, write-down of completed properties held for sale will be made when the estimated net realisable value has declined below the carrying amount. In determining the net realisable value of completed properties for sale, management refers to prevailing market data such as recent sales transactions, market survey reports available from independent property valuers and internally available information, as bases for evaluation.

Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash generating units to which goodwill has been allocated. The value in use calculation requires the entity to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value.

MAN SANG HOLDINGS, INC.

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

31 March 2009 and 2008

During an acquisition of subsidiaries, the carrying amount of goodwill was HK$47 million, however, after an impairment testing, the goodwill was fully written off as at March 31, 2008. Details of the goodwill movement are provided in note 30.

Tax on liquidation of the Company

For estimation of tax liability upon the liquidation of the Company, the Company would recognize gain or loss for U.S. federal income tax purposes on the distribution of the shares of Man Sang International (B.V.I.) Limited, the successor-in-interest of the Company, to its shareholders as if the shares had been sold to a distributee at fair market value. Management estimates the fair market value of Man Sang International (B.V.I.) Limited with reference to the quoted market price of the Company and its subsidiary, Man Sang International Limited. Such estimation is determined by the Company based on certain assumptions and supports provided by the independent tax adviser and it will be further supported by independent professional valuer. The result of assessment is set out in note 39 to the financial statements, which are subject to assessment by tax authority and might materially differ from actual results.

Note 5—Capital Risk Management

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximising the return to stakeholders through the optimisation of the bank borrowings and equity balances.

The capital structure of the Group consists of bank borrowings as disclosed in the note 27, cash and cash equivalents and equity attributable to equity holders of the Group, comprising issued share capital and reserves.

The management of the Group reviews the capital structure periodically. As a part of this review, the management of the Group considers costs of capital, its bank covenant obligations and the risks associated with issued share capital and will balance its overall capital structure through the drawn down of bank borrowings, the repayment of existing bank borrowings or the adjustment of dividends paid to shareholders.

The management of the Group monitors its capital structure on the basis of the gearing ratio. This ratio is calculated as net borrowings divided by shareholders’ equity. Net borrowings is calculated as total bank borrowings less bank balances and cash. The gearing ratios as at March 31, 2009 and 2008 were as follows:

	2009 HK$’000	2008 HK$’000
Shareholders’ equity	469,773	509,690

Bank borrowings	192,100	199,800
Restricted cash	(17,000)	—
Cash and cash equivalents	(493,146)	(603,657)

Net borrowings	(318,046)	(403,857)

Gearing ratio	—	—

Bank borrowings
Current portion	90,400	33,300
Non-current portion	101,700	166,500

	192,100	199,800

The Group aims to maintain the gearing ratio at the reasonable level.

MAN SANG HOLDINGS, INC.

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

31 March 2009 and 2008

Note 6—Financial Risk Management Objectives and Policies

The Group’s major financial instruments include financial assets at fair value through profit or loss, trade and other receivables, amounts due from associates, cash and cash equivalents, bank borrowings, and trade and other payables. Details of these financial instruments are disclosed in respective notes. The risks associated with these financial instruments, include market risk (currency risk, interest rate risk and price risk), credit risk and liquidity risk, and the policies on how to mitigate these risks are set out below. The Group does not have written risk management policies and guidelines. However, the board of directors meets periodically to analyse and formulate measures to manage the Group’s exposure to different risks arising from the use of financial instruments. Generally, the Group employs conservative strategies regarding its risk management. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

(a) Market risk

(i) Currency risk

The Group’s foreign currency assets, liabilities and transactions are principally denominated in Renminbi (“RMB”) and United State Dollars (“US$”). These currencies are not the functional currencies of the group entities to which these balances relate. The Group is exposed to foreign currency risk arising from the movements in the exchange rates of these different currencies against the functional currencies of the group entities. The Group manages its foreign currency risks by closely monitoring the movement of the foreign currency rates. Most of the Group’s business transactions including sales and purchases are denominated in Hong Kong dollars (“HK$”) and US$, in which the Group considers there is no significant exposure to foreign exchange fluctuations as long as the Hong Kong-United States dollar exchange rate remains pegged.

Moreover, the Group is exposed to RMB. The following table details the Group’s sensitivity analysis. The analysis assumes a 10% increase and decrease in RMB against the HK$, with all other variables held constant. 10% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign exchange rates until the next balance sheet date. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the year end for a 10% change in foreign currency rates. The sensitivity analysis includes external loans where the denomination of the loan is in a currency other than the currency of the lender or the borrower. A positive number below indicates an increase in profit after taxation and accumulated profits where HK$ strengthens 10% against the RMB. For a 10% weakening of HK$ against RMB, there would be an equal and opposite impact on the profit after taxation and accumulated profits, and the balances below would be negative. This is mainly attributable to the exposure outstanding on RMB receivables, payables and bank borrowings at year end in the Group.

At the balance sheet date, RMB denominated financial assets and liabilities, translated into HK$ at the rates, are as follows

	2009 Totals HK$’000	2008 Totals HK’000
Financial assets	18,272	4,768
Financial liabilities	(1,553)	(1,992)

Net exposure	16,719	2,776
Decrease in profit after taxation	(1,672)	(278)

MAN SANG HOLDINGS, INC.

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

31 March 2009 and 2008

(ii) Interest rate risk

The Group’s exposure to interest rate risk relates primarily to bank deposits and variable-rate bank borrowings (see note 27 for details of these borrowings). It is the Group’s policy to keep its borrowings at floating rate of interest so as to minimise the fair value interest rate risk.

The Group’s exposures to interest rates on financial liabilities are detailed in the liquidity risk management section of this note. The Group’s interest rate risk is mainly concentrated on the fluctuation of market interest rates arising from the Group’s deposits and borrowings.

The sensitivity analyses below have been determined based on the exposure to interest rates. For variable-rate bank borrowings, the analysis is prepared assuming the amount of liability outstanding at the balance sheet date was outstanding for the whole year and the assumed change in interest rate exists throughout the year. A 100 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates over the period until the next annual balance sheet date. The analysis is performed on the same basis for the year ended March 31, 2008.

If interest rates had been 100 basis points higher/lower and all other variables were held constant, the Group’s property under development as at March 31, 2009 and March 31, 2008 would increase or decrease by approximately HK$4,798,000, and HK$5,876,000, respectively. All interest costs were capitalised as property under development for during the years ended March 31, 2009 and 2008, changes in interest rate did not impact on the profit/loss after taxation and accumulated profits for both years accordingly.

The sensitivity analyses below have been determined based on the exposure to interest rates. For variable-rate bank deposits, the analysis is prepared assuming the amount of bank deposits at the balance sheet date was keep for the whole year and the assumed change in interest rate exists throughout the year. A 100 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates over the period until the next annual balance sheet date. The analysis is performed on the same basis for the year ended March 31, 2008.

If interest rates had been 100 basis points higher/lower and all other variables were held constant, the Group’s profits before taxation as at March 31, 2009 and March 31, 2008 would increase or decrease by approximately HK$5,101,000, and HK$6,036,000, respectively.

(iii) Price risk

Certain of the Group’s financial assets at fair value through profit or loss are investments in listed equity securities and measured at fair value at each balance sheet date. Therefore, the Group is exposed to equity price risk. The management manages this exposure by maintaining a portfolio of investments with different risks.

The sensitivity analyses below have been determined based on the exposure to equity price risks at the reporting date. A 10% change is used when reporting the price risk internally to the management. If the price of the respective equity instruments had been 10% higher/lower, the net unrealised gain on financial assets at fair value through profit or loss, profit after taxation for the year ended March 31, 2009 and accumulated profits as at March 31, 2009 will increase or decrease by approximately HK$1,862,000 as a result of the changes in fair value of financial assets at fair value through profit or loss; the net unrealised gain on financial assets at fair value through profit or loss, profit after taxation for the year ended March 31, 2008 and accumulated profit as at March 31, 2008 will increase or decrease by approximately HK$541,000.

MAN SANG HOLDINGS, INC.

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

31 March 2009 and 2008

(b) Credit risk

As at March 31, 2009, the Group’s maximum exposure to credit risk which will cause a financial loss to the Group due to failure to discharge an obligation by the counterparties or debtors is arising from the carrying amount of the respective recognised financial assets as stated below:

	2009 HK$’000	2008 HK$’000
Trade receivables	98,649	165,436
Receivable from sale of financial assets contracts (Note (a))	39,608	—
Other receivables	19,151	25,044
Restricted cash	17,000	—
Cash and cash equivalents	493,146	603,657

	667,554	794,137

Note:

(a)	The full amount of receivable was received immediately after the year ended March 31, 2009.

Before accepting any new customer, where available at reasonable cost, the Group uses an external credit rating companies to assess the potential customer’s credit and defines credit limits by customer. Credit limits attributed to customers are reviewed periodically.

In order to minimise the credit risk, the management of the Group has established credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts.

In addition, the Group reviews the recoverable amount of each individual trade debt at each balance sheet date to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the directors of the Company consider that the Group’s credit risk is significantly reduced.

The Group has concentration of credit risk as 12% (2008: 10%) and 46% (2008: 33%) of the total trade receivables was due from the Group’s largest customer and the five largest customers respectively within the pearls and jewellery segment and property development and investment segment. However, these customers are industry leaders or multinational customers with solid financial background and with good creditability, the management considers there is no significant credit risk.

The credit risk on liquid funds and receivable from sale of financial assets contracts is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies.

The Group has the right to repossess the properties when the corresponding trade receivables of properties sales are being default in repayment. Other than the trade receivable of properties sale of HK$30,505,000 (2008: HK$79,766,000), none of the Group’s financial assets are secured by collateral or other credit enhancements.

(c) Liquidity risk

In the management of the liquidity risk, the Group monitors and maintains a level of cash and cash equivalents deemed adequate by the management to finance the Group’s operations and mitigate the effects of fluctuations in cash flows. The management monitors the utilisation of bank borrowings and ensures compliance with loan covenants.

MAN SANG HOLDINGS, INC.

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

31 March 2009 and 2008

As at March 31, 2009 and 2008, the Group’s financial liabilities have contractual maturities which are summarised below:

	2009			2008
	Current Within one year HK$’000	Non-current After one but within two years HK$’000	Non-current After two but within five years HK$’000	Current Within one year HK$’000	Non-current After one but within two years HK$’000	Non-current After two but within five years HK$’000
Trade and other payables	324,532	—	—	461,558	—	—
Bank borrowings (secured)	95,824	114,270	—	35,798	76,965	124,105

	420,356	114,270	—	497,356	76,965	124,105

The amounts disclosed in the table are the contractual undiscounted cash flows, which may differ as carrying values of the liabilities at the balance sheet date.

(d) Summary of financial assets and liabilities by category

The carrying amounts of the Group’s financial assets and liabilities as recognised at March 31, 2009 and 2008 may be categorized as follows. See note 2 for explanations about how the category of financial instruments affects their subsequent measurement.

	2009 HK$’000	2008 HK$’000
Current assets
Financial assets at fair value through profit or loss:
Financial assets at fair value through profit or loss—Trading Securities	18,619	5,411
Loan and receivables:
Trade receivables	98,649	165,436
Receivable from sale of financial assets contracts (Note (a))	39,608	—
Other receivables	19,151	25,044
Restricted cash	17,000	—
Cash and cash equivalents	493,146	603,657

	686,173	799,548

Current liabilities
Financial liabilities measured at amortised cost:
Trade and other payables	324,532	461,558
Bank borrowings (secured)—current portion	90,400	33,300

	414,932	494,858

Non-current liabilities
Financial liabilities measured at amortised cost:
Bank borrowings (secured)—non-current portion	101,700	166,500

	101,700	166,500

Note:

(a)	The full amount of receivable was received immediately after the year ended March 31, 2009.

MAN SANG HOLDINGS, INC.

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

31 March 2009 and 2008

(e) Fair value estimation

The fair value of financial assets at fair value through profit or loss traded in active markets is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price.

The carrying value less impairment provision of trade and other receivables, and trade and other payables is a reasonable approximation of its fair value, in which, the fair values are based in cash flows discounted based on the rate of 6% (2008: 7.5%).

The fair values of interest bearing borrowings is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

Note 7—Revenue

Revenue represents (i) the net amounts received and receivable in respect of goods sold, less returns and allowances, by the Group to outside customers during the year, (ii) the aggregate of gross proceeds from the sale of properties during the year and (iii) the gross amounts received and receivable in respect of leasing of investment properties during the year.

	2009 HK$’000	2008 HK$’000
Sales of pearls and jewelry	316,703	405,444
Sales of properties	16,435	228,247
Rental income	26,596	6,802

	359,734	640,493

Note 8—Business and Geographical Segments

Segment information is presented in respect of the Group’s business and geographical segments. Business segment information is chosen as the primary reporting format.

Business segments

For management purposes, the Group is currently organized into two operating segments – (i) pearls and jewelry, and (ii) property development and investment. These following segments are the basis on which the Group reports its primary segment information:

Pearls and jewelry—Purchasing, processing, assembling, merchandising, wholesale distribution of pearls and jewelry products.

Property development and investment—Development, sales and leasing of properties.

MAN SANG HOLDINGS, INC.

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

31 March 2009 and 2008

Segment information about these businesses is presented below:

Income statement for the year ended March 31, 2009

	Pearls and jewelry HK$’000	Property development and investment HK$’000	Consolidated HK$’000
Revenue
External sales or rentals	316,703	43,031	359,734

Results
Segment results	11,779	(196,589)	(184,810)

Unallocated other operating income and investment income			15,155
Unallocated corporate expenses			(27,389)

Loss before taxation			(197,044)
Taxation			50,765
Loss for the year			(146,279)

Balance sheet as at March 31, 2009

	Pearls and jewelry HK$’000	Property development and investment HK$’000	Unallocated- corporate HK$’000	Consolidated HK$’000
Non-current assets
Investment properties	—	845,384	—	845,384
Properties under development	—	201,328	—	201,328
Interest in an associate	—	52	—	52
Other non-current assets	13,805	19,470	34,659	67,934

Total of non-current assets	13,805	1,066,234	34,659	1,114,698

Current assets	161,013	283,740	532,406	977,159

Consolidated total assets	174,818	1,349,974	567,065	2,091,857

Non-current liabilities	—	—	205,292	205,292
Current liabilities	37,821	401,563	164,579	603,963
Consolidated total liabilities	37,821	401,563	369,871	809,255

Other information for the year ended March 31, 2009

	Pearls and jewelry HK$’000	Property development and investment HK$’000	Unallocated- corporate HK$’000	Consolidated HK$’000
Capital additions	8,531	76,866	—	85,397
Depreciation of property, plant and equipment	8,686	1,026	101	9,813
Amortization of prepaid land lease payments	—	8	735	743
Provision of bad and doubtful debts	6,733	20,745	—	27,478
Decrease in fair value of investment properties	—	181,638	—	181,638
Revaluation gain on buildings	—	—	240	240
Net unrealised loss on financial assets at fair value through profit or loss	—	—	5,342	5,342
Inventories written off	5,708	—	—	5,708

MAN SANG HOLDINGS, INC.

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

31 March 2009 and 2008

Income statement for the year ended March 31, 2008

	Pearls and jewelry HK$’000	Property development and investment HK$’000	Consolidated HK$’000
Revenue
External sales or rentals	405,444	235,049	640,493

Results
Segment results	50,817	528,874	579,691

Unallocated other operating income and investment income			19,506
Unallocated corporate expenses			(11,348)

Profit before taxation			587,849
Taxation			(185,622)

Profit for the year			402,227

Balance sheet as at March 31, 2008

	Pearls and jewelry HK$’000	Property development and investment HK$’000	Unallocated- corporate HK$’000	Consolidated HK$’000
Non-current assets
Investment properties	—	952,867	—	952,867
Properties under development	—	123,768	—	123,768
Interest in an associate	—	105	—	105
Other non-current assets	83,975	33,440	34,792	152,207

Total of non-current assets	83,975	1,110,180	34,792	1,228,947

Current assets	151,370	337,937	610,181	1,099,488

Consolidated total assets	235,345	1,448,117	644,973	2,328,435

Non-current liabilities	—	—	318,707	318,707
Current liabilities	36,697	424,971	105,734	567,402

Consolidated total liabilities	36,697	424,971	424,441	886,109

Other information for the year ended March 31, 2008

	Pearls and jewelry HK$’000	Property development and investment HK$’000	Unallocated- corporate HK$’000	Consolidated HK$’000

Capital additions	6,881	466,147	—	473,028
Depreciation of property, plant and equipment	7,268	2,099	107	9,474
Amortization of prepaid land lease payments	—	8	756	764
Recovery of bad and doubtful debts	(5,303)	—	—	(5,303)
Increase in fair value of investment properties	—	454,914	—	454,914
Revaluation gain on buildings	—	—	77	77
Net unrealised gain on financial assets at fair value through profit or loss	—	—	613	613
Inventories written off	19,386	—	—	19,386
Impairment of goodwill	—	47,295	—	47,295

MAN SANG HOLDINGS, INC.

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

31 March 2009 and 2008

Geographical segments

The Group’s operations are located in the PRC, including Hong Kong.

The following table provides an analysis of the Group’s revenue and profit from operations by geographical market, irrespective of the origin of the goods or rentals:

	Revenue		Segment results
	March 31, 2009 HK$’000	March 31, 2008 HK$’000	March 31, 2009 HK$’000	March 31, 2008 HK$’000

Hong Kong	15,966	27,433	(98)	14,676
North America	69,945	104,185	2,374	13,073
Europe	152,957	168,616	5,146	21,467
PRC (excluding Hong Kong)	43,030	249,650	(194,866)	519,315
Other Asian countries	52,194	63,729	1,777	7,778
Others	25,642	26,880	857	3,382

	359,734	640,493	(184,810)	579,691

Unallocated other operating income			15,155	19,506
Unallocated corporate expenses			(27,389)	(11,348)

(Loss)/ Profit before taxation			(197,044)	587,849

The following is an analysis of the carrying amount of segment assets and capital additions, analyzed by the geographical area in which the assets are located:

	Carrying amount of segment assets		Capital additions
	March 31, 2009 HK$’000	March 31, 2008 HK$’000	March 31, 2009 HK$’000	March 31, 2008 HK$’000

Hong Kong	205,835	231,999	6,509	3,749
PRC (excluding Hong Kong)	1,318,957	1,451,463	78,888	469,279

	1,524,792	1,683,462	85,397	473,028

Note 9—Investment Income

	2009 HK$’000	2008 HK$’000
Interest income on financial assets stated at amortised cost	10,043	17,872
Dividends received from financial assets at fair value through profit or loss	645	251
Gain on disposals of financial assets at fair value through profit or loss	—	685

	10,688	18,808

Note 10—Other Operating Income

	2009 HK$’000	2008 HK$’000

Gain on disposals of property, plant and equipment	1,537	30
Gain on disposal of an investment property	—	5,600
Revaluation gain on buildings	240	77
Government grants	1,590	—
Others	1,100	1,155

	4,467	6,862

MAN SANG HOLDINGS, INC.

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

31 March 2009 and 2008

Note 11—Other Operating Expenses

	2009 HK$’000	2008 HK$’000

Impairment loss on goodwill	—	47,295
Provision for/(recovery of) bad and doubtful debts	27,478	(5,310)
Loss on disposals of financial assets at fair value through profit or loss	3,470	—
Loss on disposal of an investment property	2,337	—
Loss on exchange difference	465	2,921

	33,750	44,906

Note 12—(Loss)/ Profit Before Taxation

(Loss)/ Profit before taxation has been arrived at after charging/ (crediting):

(a) Staff costs (including directors’ emoluments):

	2009 HK$’000	2008 HK$’000

Salaries, wages and other benefits	65,785	58,589
Contribution to defined contribution retirement plans	2,089	1,524
Share-based payments	—	1,290

	67,874	61,403

(b) Other items

	2009 HK$’000	2008 HK$’000

Finance costs:
Interest on bank borrowings wholly repayable within five years	16,726	16,608
Less: Amount capitalized	(16,726)	(16,608)

	—	—

Provision for/(recovery of) bad and doubtful debts	27,478	(5,303)
Auditors’ remuneration
—Provision for current year	1,520	1,370
—Under provision in the prior year	79	206
Costs of inventories and completed properties for sales sold	226,422	363,483
Inventories written off	5,708	19,386
Depreciation of property, plant and equipment	9,813	9,474
Amortization of prepaid land lease payments	743	764
Loss on disposals of investment properties	2,337	—
Net foreign exchange losses	465	2,921
Operating lease charges:
Hire of motor vehicle	—	209
Premises	14,012	8,581
Rental income from investment properties under operating leases (net of outgoings of HK$106,000 (2008: HK$171,000))	(26,490)	(6,631)

MAN SANG HOLDINGS, INC.

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

31 March 2009 and 2008

Note 13—Taxation

	2009 HK$’000	2008 HK$’000

Current income tax:
Hong Kong Profits tax	1,720	1,515
PRC Enterprise income tax	80	14,874
Land appreciation tax	3,216	53,257

	5,016	69,646

(Over) / Under provision in prior year:
Hong Kong	—	1,153
PRC	(5,363)	—
Other	—	(2,700)

	(5,363)	(1,547)

Deferred income tax:
Charge to current year	263	120,306
Credit to current year	(51,538)	(3,673)
Attributable to change in tax rate	857	890

	(50,418)	117,523

	(50,765)	185,622

On March 16, 2007, the People’s Republic of China (the “PRC”) promulgated the Law of the PRC on Enterprise Income Tax (the “New Law”) by Order No. 63 of the President of the PRC. On December 6, 2007, the State Council of the PRC issued Implementation Regulations of the New Law which changed tax rate either from 33% to 25%, or from 15% to 20% progressively from January 1, 2008. Income taxes for the subsidiaries in the PRC are calculated at rates of 18% and 25% (2008:15% and 25%) of the estimated assessable profit for the year.

Hong Kong Profits Tax is calculated at a rate of 16.5% (2008: 17.5%) of the estimated assessable profit for the year.

PRC land appreciation tax is levied at progressive rates ranging from 30% to 60% on the appreciation of land value, being the proceeds of sales of properties less deductible expenditures including cost of land use rights and all property expenditures.

The United States Statutory Tax rate is 34% (2008: 34%).

MAN SANG HOLDINGS, INC.

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

31 March 2009 and 2008

The tax (credit)/charge for the year can be reconciled to the (loss)/profit per the income statement as follows:

	2009 HK$’000	2008 HK$’000

(Loss)/ profit before taxation	(197,044)	587,849

Tax at the domestic income tax rate of 16.5% (2008: 17.5%)	(32,512)	102,874
Effect of different tax rates of subsidiaries operating in other jurisdictions	(17,122)	37,368
Tax effect of land appreciation tax	(530)	(9,320)
Tax effect of change in tax rate	857	890
Tax effect of expenses that are not deductible in determining taxable profit	3,056	3,900
Tax effect of income that is not taxable in determining taxable profit	(3,826)	(4,632)
Tax effect of utilization of tax loss not previously recognised	(248)	(561)
Tax effect of recognition of temporary difference not previously recognized	418	3,248
Tax effect of additional tax loss not recognised	1,267	77
Over provision in prior year	(5,363)	(1,547)
Others	22	68

	(53,981)	132,365
Land appreciation tax	3,216	53,257

Tax (credit)/change for the year	(50,765)	185,622

Note 14—(Loss)/ Earnings Per Share

The calculation of the basic loss/earnings per share is based on the loss attributable to equity shareholders for the year of HK$39,911,000 (2008: profit attributable to equity shareholders of HK$93,456,000) which is the net loss of HK$40,536,000 deducted the loss shared by Series A preferred shares of HK$625,000 (2008: Net profit of HK$94,920,000 deducted the profit shared by Series A preferred shares of HK$1,464,000) and on the weighted average number of 6,382,582 shares (2008: 6,382,582 shares) in issue during the year.

Note 15—Investment Properties

	2009 HK$’000	2008 HK$’000

At fair value
At the beginning of the year	952,867	96,820
Currency realignment	19,666	15,533
Disposal during the year	(16,300)	(19,400)
Transferred from properties under development	—	405,000
Transferred from completed properties for sales	2,013	—
Transferred from leasehold properties	68,776	—
(Decrease)/increase in fair value	(181,638)	454,914

At the end of the year	845,384	952,867

The Group’s investment properties at March 31, 2009 were revalued by BMI Appraisals Limited and DTZ Debenham Tie Leung Limited, independent firms of professional property valuers, on market value basis, at HK$845,384,000 (2008: HK$952,867,000). The valuations were arrived at by reference to comparable market

MAN SANG HOLDINGS, INC.

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

31 March 2009 and 2008

transaction and where appropriate, on the basis of capitalisation of net income. The decrease in fair value amounted to HK$181,638,000 of the investment properties has been charged to the income statement (2008: increase in fair value HK$454,914,000 of investment properties has been credited to the income statement).

The majority of the Group’s investment properties are rented out under operating leases.

The carrying value of investment properties shown above comprises:

	2009 HK$’000	2008 HK$’000

Land and buildings situated in Hong Kong and held under long leases	65,040	18,740
Land and buildings situated in the PRC and held under medium-term land use rights	780,344	934,127

	845,384	952,867

Note 16—Properties Under Development

	2009 HK$’000	2008 HK$’000
At the beginning of the year	123,768	—
Currency realignment	730	14,933
Acquired on acquisition of subsidiaries	—	295,000
Additions (including development costs and capitalised expenditure)	60,104	449,087
Interest capitalised	16,726	16,608
Transferred to completed properties held for sale	—	(246,860)
Transferred to investment properties	—	(405,000)

At the end of the year	201,328	123,768

All the Group’s properties under development are located in the PRC and were held under medium-term land use right.

MAN SANG HOLDINGS, INC.

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

31 March 2009 and 2008

Note 17—Property, Plant And Equipment

	Leasehold land and buildings HK$’000	Buildings HK$’000	Leasehold improvements HK$’000	Plant and machinery HK$’000	Furniture, fixtures and equipment HK$’000	Motor vehicles HK$’000	Total HK$’000
Cost or valuation
At April 1, 2007	63,100	33,745	15,289	20,434	13,584	5,478	151,630
Currency realignment	—	139	568	936	376	456	2,475
Additions	—	—	3,606	2,052	849	826	7,333
Disposals	—	—	—	—	(82)	(1,396)	(1,478)
Acquired on acquisition of subsidiaries	—	822	—	—	535	1,026	2,383
Revaluation increase	7,100	1,963	—	—	—	—	9,063

At March 31, 2008	70,200	36,669	19,463	23,422	15,262	6,390	171,406
Currency realignment	—	17	165	192	75	69	518
Additions	—	—	4,176	2,479	992	920	8,567
Disposals	—	(750)	(9,335)	(380)	(8,061)	(468)	(18,994)
Transferred to investment properties	(62,640)	(6,136)	—	—	—	—	(68,776)
Revaluation decrease	(7,560)	(4,812)	—	—	—	—	(12,372)

At March 31, 2009	—	24,988	14,469	25,713	8,268	6,911	80,349

Comprising:
At cost—2009	—	—	14,469	25,713	8,268	6,911	55,361
At valuation—2009	—	24,988	—	—	—	—	24,988

	—	24,988	14,469	25,713	8,268	6,911	80,349

At cost—2008	—	—	19,463	23,422	15,262	6,390	64,537
At valuation—2008	70,200	36,669	—	—	—	—	106,869

	70,200	36,669	19,463	23,422	15,262	6,390	171,406

Accumulated depreciation
At April 1, 2007	—	—	13,229	15,027	11,711	2,559	42,526
Currency realignment	—	77	632	735	244	234	1,922
Provided for the year	1,578	1,642	1,258	2,334	1,286	1,376	9,474
Eliminated on disposals	—	—	—	—	(80)	(1,396)	(1,476)
Eliminated on revaluation	(1,578)	(992)	—	—	—	—	(2,570)

At March 31, 2008	—	727	15,119	18,096	13,161	2,773	49,876
Currency realignment	—	8	102	166	41	28	345
Provided for the year	1,800	1,128	1,602	2,490	1,133	1,660	9,813
Eliminated on disposals	—	(11)	(8,291)	(380)	(8,048)	(439)	(17,169)
Eliminated on revaluation	(1,800)	(874)	—	—	—	—	(2,674)

At March 31, 2009	—	978	8,532	20,372	6,287	4,022	40,191
Net book value
At March 31, 2009	—	24,010	5,937	5,341	1,981	2,889	40,158

At March 31, 2008	70,200	35,942	4,344	5,326	2,101	3,617	121,530

MAN SANG HOLDINGS, INC.

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

31 March 2009 and 2008

The net book value of leasehold land and buildings shown above comprises:

	2009 HK$’000	2008 HK$’000
Land and buildings situated in Hong Kong and held under medium-term leases	3,760	74,560
Land and building situated in the PRC and held under medium-term land use rights	20,250	31,582

	24,010	106,142

The Group’s leasehold land and buildings at March 31, 2009 were revalued by BMI Appraisals Limited, which is an independent firm of professional property valuers, on market value basis, at HK$24,010,000 (2008: HK$106,142,000). The valuations were arrived at by reference to comparable market transaction. The revaluation decrease arising from revaluation of the leasehold land and buildings amounted to HK$9,698,000 of which HK$9,938,000 has been charged to the other property revaluation reserve and HK$240,000 has been credited to the income statement (2008: Revaluation increase amounted to HK$11,633,000 of which HK$11,556,000 has been credited to the other property revaluation reserve and HK$77,000 has been credited to the income statement).

If the leasehold land and buildings had not been revalued, they would have been included in these financial statements at historical cost less accumulated depreciation and impairment losses of HK$24,010,000 (2008: HK$53,666,000), representing historical cost less accumulated depreciation of HK$25,916,000 (2008: HK$55,812,000) deducting impairment loss of HK$1,906,000 (2008: HK$2,146,000).

Note 18—Prepaid Land Lease Payments

	2009 HK$’000	2008 HK$’000
At the beginning of the year	30,502	31,266
Amortization	(743)	(764)
Disposals	(1,983)	—
At the end of the year	27,776	30,502

	2009 HK$’000	2008 HK$’000
The net book value are analyzed as follows:
Situated in Hong Kong held under medium-term leases	27,538	30,256
Situated in the PRC held under medium-term land use rights	238	246

	27,776	30,502

The cost is amortised over the lease period. The amount to be amortised within the next twelve months after the balance sheet date amounted to HK$743,000 (2008: HK$764,000).

Note 19—Interest In An Associate

	2009 HK$’000	2008 HK$’000
Unlisted shares, at cost	112	112
Share of post-acquisition loss	(60)	(7)

Share of net assets	52	105

MAN SANG HOLDINGS, INC.

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

31 March 2009 and 2008

As at March 31, 2009, the Group had 20% equity interest of an associate, a company incorporated in the PRC, which was inactive.

Unaudited financial information of the associate for the years ended March 31, 2009 and 2008 was summarised as follows:

	2009 HK$’000	2008 HK$’000
Assets	1,440	519
Liabilities	(1,178)	—

Equity	262	519

Group’s share of net assets of associate	52	105

	2009 HK$’000	2008 HK$’000
Turnover	86	—

Net loss	(266)	(37)

Net loss attributable to the Group	(53)	(7)

At March 31, 2009, the Group had interests in the following associate:

Name of Company	Place of incorporation/ operation	Class of shares held	Proportion of ownership interest %	Principal activities
Zhuji Pan-Asia Property Management Enterprise Limited *	The People’s Republic of China	Registered capital of RMB 500,000	8.1%	Inactive

*	for identification purpose only

Note 20—Deferred Taxation

The followings are the major deferred tax liabilities / (assets) recognised by the Group and movements thereon during the current year and prior year.

	Revaluation of properties HK$’000	Accelerated tax depreciation HK$’000	Tax losses HK$’000	Unrealised profit in inventories HK$’000	Others HK$’000	Total HK$’000
At April 1, 2007	13,292	392	(102)	(4,963)	—	8,619
Net charge/(credit) to income statement for the year	110,409	(266)	(486)	3,882	3,983	117,522
Net charge to equity for the year	25,891	—	—	—	—	25,891

At March 31, 2008	149,592	126	(588)	(1,081)	3,983	152,032
Net charge/(credit) to income statement for the year	(46,239)	(1,035)	281	(291)	(3,134)	(50,418)
Net charge to equity for the year	1,978	—	—	—	—	1,978

At March 31, 2009	105,331	(909)	(307)	(1,372)	849	103,592

MAN SANG HOLDINGS, INC.

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

31 March 2009 and 2008

For the purpose of balance sheet presentation, certain deferred tax assets and liabilities have been offset in accordance with conditions set out in IAS 12. The following is the analysis of the deferred taxation for financial reporting purposes:

	2009 HK$’000	2008 HK$’000
Deferred tax liabilities	103,592	152,207
Deferred tax assets	—	(175)

	103,592	152,032

At March 31, 2009, the Group has unused tax losses of HK$17,122,000 (2008: HK$10,945,000) available for offset against future profits. A deferred tax asset has been recognised in respect of HK$1,860,000 (2008: HK$3,360,000) of such losses. No deferred tax asset has been recognised in respect to the total HK$15,262,000 (2008: HK$7,585,000) due to unpredictability of future profit streams. The tax losses may be carried forward indefinitely.

At March 31, 2009, the Group also has deductible temporary differences of HK$26,463,000 (2008: HK$21,125,000) attributable to unrealised profit in inventories. A deferred tax asset has been recognised in respect of HK$7,426,000 (2008: HK$6,732,000) of such deductible temporary differences. No deferred tax asset has been recognised in respect of the remaining HK$19,037,000 (2008: HK$14,393,000) as it is not probable that taxable profit will be available against which the deductible temporary differences can be utilised.

At March 31, 2009, the Group has taxable temporary difference of HK$284,180,000 (2008: HK$420,662,000) attributable to withholding tax that would be payable on the undistributed profits of certain subsidiaries not recognized as the Company controls the dividend policies of these subsidiaries and it is not probably that these subsidiaries would distribute these profits in the foreseeable future.

At March 31, 2009, U.S. deferred, tax liabilities of HK$1,400,000 have been provided for undistributed earnings of foreign subsidiaries. There are undistributed earnings of foreign subsidiaries of approximately HK$208,224,000 which U.S. deferred tax liabilities have not been provided for because the Company intends to reinvest those earnings permanently. At August 25, 2009, such temporary difference would be eliminated as a result of the post balance sheet event as disclosed in note 39.

Note 21—Inventories

	2009 HK$’000	2008 HK$’000
Raw materials	12,610	14,418
Work in progress	3,306	8,650
Finished goods	26,026	26,327

	41,942	49,395

The amount of inventories, included in above, carried at net realisable value is HK$38,007,000 (2008: HK$43,651,000).

Note 22—Completed Properties Held For Sale

All the Group’s properties held for sale are located in the PRC and were held under medium-term land use rights. All the properties held for sale are stated at cost.

MAN SANG HOLDINGS, INC.

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

31 March 2009 and 2008

Note 23—Trade and Other Receivables

	2009 HK$’000	2008 HK$’000
Trade receivables, net of allowance for doubtful debts	98,649	165,436
Receivable from sale of financial assets contracts (Note a )	39,608	—
Deposits, prepayments and other debtors	84,639	87,533

	222,896	252,969

Note a: The full amount of receivable was received immediately after the year ended March 31, 2009.

The Group allows an average credit period of 60 days to its trade customers. The carrying amounts of the trade and other receivables are considered a reasonable approximation of fair value as these financial assets, which are measured at amortised cost, is expected to be paid within a short timescale, such that the time value of money impact is not significant.

At each balance sheet date, the Group’s trade receivables are individually determined to be impaired. The individually impaired receivables, if any, are recognised based on the credit history of its customers, such as financial difficulties or default in payments, and current market conditions. Consequently, specific impairment provision is recognised.

The Group has provided fully for all receivables that are determined not recoverable unless the Group is of the view that recovery of the amount is remote, in which case the impairment loss is written off against trade receivables directly. Based on past experience, the management believed that no impairment allowance is necessary in respect of the remaining balances as there had not been a significant change in credit quality and the balances were considered fully recoverable.

Movement in the allowance for doubtful debts

	2009 HK$’000	2008 HK$’000
At the beginning of the year	17,123	22,435
Currency realignment	(405)	—
Impairment losses recognised on receivables	39,978	15,472
Amounts written off as uncollectible	—	(9)
Amounts recovered during the year	(12,500)	(20,775)

At the end of the year	44,196	17,123

Included in trade and other receivables of the Group are trade receivables of HK$98,649,000 (2008: HK$165,436,000) and their aging analysis of trade receivables that are neither individually nor collectively considered to be impaired is as follows:

	2009	2008
	HK$’000	HK$’000
Neither past due nor impaired	20,449	57,486
0-60 days past due	32,393	49,083
61-120 days past due	9,564	17,980
More than 120 days past due	36,243	40,887

	98,649	165,436

MAN SANG HOLDINGS, INC.

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

31 March 2009 and 2008

Receivables that were neither past due nor impaired relate to a wide range of customers for whom there was no recent history of default.

Receivables that were past due but not impaired relate to a number of independent customers that have a good track record with the Group. Based on past experience, management believes that no impairment provision is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable. The Group does not hold any collateral over these balances.

Note 24—Financial Assets at Fair Value Through Profit or Loss

	2009 HK$’000	2008 HK$’000
Trading securities, at market value:
Listed equity investments in Hong Kong	18,619	5,411

The fair values of the listed equity investments have been determined directly by reference to published price quotations in active markets.

Note 25—Cash and Cash Equivalents

	2009 HK$’000	2008 HK$’000
Bank balances and cash	191,680	182,504
Time deposits	301,466	421,153

	493,146	603,657

Time deposits are made for approximately range from 1 month to 2 months and carry interest at short-term deposit rates of below 1% (2008: 1% to 4%).

Note 26—Trade and Other Payables

	2009 HK$’000	2008 HK$’000
Trade payables	109,964	123,928
Loans from minority shareholders	114,300	114,300
Accrued charges and other creditors	220,792	224,608

	445,056	462,836

Note 27—Bank Borrowings

	2009 HK$’000	2008 HK$’000
Secured bank loans	192,100	199,800

MAN SANG HOLDINGS, INC.

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

31 March 2009 and 2008

The maturity of the above borrowings is as follows:

	2009 HK$’000	2008 HK$’000
Within 1 year	90,400	33,300
More than 1 year but not exceeding 2 years	101,700	66,600
More than 2 years but not exceeding 5 years	—	99,900

	192,100	199,800
Deduct: Amount due within 1 year shown under current liabilities	(90,400)	(33,300)

Amount due after 1 year	101,700	166,500

The carrying amount of bank borrowings approximates its fair values. The bank borrowings are carried at interest rate of approximately ranged from 5.4% to 8.1% per annum. At the balance sheet date, the Group has pledged the carrying amount of leasehold land amounting to HK$564,376,000 (2008: HK$726,167,000) to banks to secure these bank borrowings.

Note 28—Share Capital

	Number of shares		Share capital
	2009 ‘000	2008 ‘000	2009 ‘000	2008 ‘000
Authorised:
Series A preferred stock of US$0.001 par value	100	100	1	1
Series B preferred stock of US$0.001 par value	100	100	1	1
Common stock of US$0.001 par value	31,250	31,250	244	244

	31,450	31,450	246	246

Issued and fully paid:
Series A—At the beginning & end of the year	100	100	1	1
Series B—At the beginning & end of the year	—	—	—	—
Common stock—At the beginning & end of the year	6,383	6,383	49	49

At the end of the year	6,483	6,483	50	50

The Company’s share capital consists of common stock and Series A preferred stock and Series B convertible preferred stock.

Holders of the shares of Series A preferred stock are entitled, as a class, to an aggregate of 3,191,225 votes at Annual Meeting of the Company in all matters voted on by stockholders and a liquidation preference of US$25 per share. Except for the foregoing, the holders of the Series A preferred shares have no preferences or rights in excess of those generally available to the holders of common stock. The holders of Series A preferred shares are entitled to participate in any dividends paid ratably with the holders of common stock.

Series B preferred stock was designed as convertible preferred stock. Except to the extent declared by the directors from time to time, if ever, no dividends are payable with respect to the Series B preferred shares. Additionally, the Series B preferred shares have no voting rights except that the approval of holders of a majority of such shares is required to (1) authorize, create or issue any shares of any class or series ranking senior to the

MAN SANG HOLDINGS, INC.

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

31 March 2009 and 2008

Series B preferred shares as to liquidation preferences, (2) amend, alter or repeal, by any means, the Company’s certificate of incorporation if the powers, preferences, or special rights of the Series B preferred shares would be adversely affected, or (3) become subject to any restriction on the Series B preferred shares, other restrictions arising solely under Nevada law or existing under the certificate of incorporation as in effect on December 31, 1995. The Series B preferred shares have a liquidation preference of US$1,000 per share and are subject, at the election of the Company, to redemption or conversion at such price after December 31, 1997.

Note 29—Share Option Schemes

(i)	On August 2, 2002, Man Sang International Limited , a subsidiary of the Company, (“MSIL”) adopted a new share option scheme (the “2002 Scheme”) and terminated the one adopted on September 8, 1997 (the “1997 Scheme”).

The purpose of the 2002 Scheme is to provide incentives to the eligible participants to contribute to the Group and to enable the Group to recruit high-caliber employees and attract resources that are valuable to the Group. Under the 2002 Scheme, the board of directors of MSIL may grant options to any person being an employee, officer, agent, or consultant of the Group including executive or non-executive directors of MSIL and its subsidiaries, to subscribe for shares in MSIL at a price to be determined by the board of directors being at least the option of (a) the closing price of the shares on the Hong Kong Stock Exchange on the date of grant of the option, which must be a trading day; (b) the average closing price of the shares of the Hong Kong Stock Exchange for the five trading days immediately preceding the date of grant of the option; and (c) the nominal value of the shares.

The total number shares in respect of which the 2002 Scheme and any other share option schemes of the Group in not permitted to exceed 10% of the number of shares in issue at the date of adoption of the 2002 Scheme or such number of shares as result from a sub-division or consolidation of the number of shares at that date. Subject as provided in the 2002 Scheme, MSIL may seek approval from its shareholders in general meeting to refresh this 10% limit, but the total number of shares which may be issued under the 2002 Scheme must not exceed 30% of the number of shares in issue from time to time.

No participant shall be granted an option which, if accepted and exercised in full, would result in the participant becoming entitled to subscribe for such number of shares as, when aggregated with the total number of shares already issued and which may be issued upon exercise of all options granted and to be granted to him, together with all options granted and to be granted to him under any other share option schemes of the Company and/or any subsidiaries, within the 12-month period immediately preceding the proposed date of grant (including exercised, cancelled and outstanding options), would exceed 1% of the number of shares in issue as at the proposed date of grant.

The 2002 Scheme shall be valid and effective for a period of 10 years commencing August 2, 2002.

Options granted must be taken up within 28 days of the date of grant upon payment of HK$1 for each grant of options. Subject as provided in the 2002 Scheme, options may be exercised at any time during the option period, which is to be notified by the board of directors to each grantee, commencing on the date of grant or such later date as the board of directors may decide and expiring on such date as the board of directors may determine, provided that such period is not to exceed ten years from the date of grant, and subject to any restrictions that may be imposed by the board of directors in its discretion.

Details of the principal terms of the 2002 Scheme are set out in the circular of MSIL dated July 4, 2002.

MAN SANG HOLDINGS, INC.

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

31 March 2009 and 2008

The following tables disclose details of MSIL’s share options held by directors and employees and movements in such holdings during the year.

						Number of share options
Date of grant	Exercisable period	Vesting period	Exercise price	Outstanding at April 1, 2007		Granted	Exercised		Lapsed	Outstanding at March 31, 2008		Exercised	Outstanding at March 31, 2009
Directors of MSIL
May 2,2006	May 2, 2006 to May 1, 2012	Note	0.253		12,000,000	—		—	—		12,000,000	—		12,000,000

					12,000,000	—		—	—		12,000,000	—		12,000,000

Employees
May 2, 2006	May 2, 2006 to May 1, 2012	Note	0.253		23,000,000	—		(8,000,000)	—		15,000,000	—		15,000,000
September 18, 2006	September 18, 2006 to September 17, 2011	Note	0.233		20,000,000	—		(13,000,000)	—		7,000,000	—		7,000,000
March 13, 2007	January 1, 2008 to March 12, 2012	March 13, 2007 to December 31, 2007	0.500		5,000,000	—		—	—		5,000,000	—		5,000,000

					48,000,000	—		(21,000,000)	—		27,000,000	—		27,000,000

					60,000,000	—		(21,000,000)	—		39,000,000	—		39,000,000

Weighted average exercise price				HK$	0.267	—	HK$	0.241	—	HK$	0.281		HK$	0.281

Options vested					55,000,000						39,000,000			39,000,000

Weighted average exercise price				HK$	0.246					HK$	0.281		HK$	0.281

Weighted average remaining contractual life					4.87 years						3.96 years			2.96 years

Note:	The share options were fully vested at the date of grant.

No options have been granted under the 2002 Scheme during the years ended March 31, 2009 and 2008. No options have been exercised under the 2002 Scheme during the year; the weighted average closing price of MSIL’s shares immediately before the date on which share options were exercised during the year ended March 31, 2008 was HK$1.18.

The fair value of the options granted was calculated using the Black-Scholes option pricing model (the “Model”). The inputs into the Model were as follows:

Date of grant	May 2, 2006		September 18, 2006		March 13, 2007
Number of share options granted during the year		48,000,000		20,000,000		5,000,000
Weighted average share price on date of grant	HK$	0.250	HK$	0.233	HK$	0.500
Exercise price	HK$	0.253	HK$	0.233	HK$	0.500
Expected volatility		21.83%		35.25%		60.91%
Expected life		5 years		5 years		5 years
Risk-free interest rate		4.660%		4.025%		4.030%
Expected dividend yield		0.00%		0.00%		0.00%
Estimated fair value of the granted options expensed through income statement	HK$	3,465,000	HK$	1,759,000	HK$	1,383,000

MAN SANG HOLDINGS, INC.

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

31 March 2009 and 2008

Note 30—Acquisition of Subsidiaries

In March 2007, the Group entered into an agreement in relation to acquire the additional 6% of total issued share capital of the China Pearls and Jewellery City Holdings Limited (“the CP&J City”), the associate, and the assignment of the loan, for a consideration of HK$60,000,000. Upon completion of the acquisition on April 12, 2007, the Group had 55% equity interest in CP&J City, which has become a subsidiary of the Company. This transaction has been accounted for by the acquisition method of accounting.

The aggregate net assets acquired in the transaction, and the goodwill arising on acquisition, are as follows:

	CP&J City’s carrying amount before combination	Fair value adjustments	Fair value
	HK$’000	HK$’000	HK$’000
Net identifiable assets acquired :
Cash and cash equivalents	135,396	—	135,396
Property, plant and equipment	2,383	—	2,383
Properties under development	198,894	96,106	295,000
Trade and other receivables	55,006	—	55,006
Trade and other payables	(269,236)	—	(269,236)
Bank borrowings	(140,000)	—	(140,000)
Net deferred tax liabilities	—	(31,715)	(31,715)

	(17,557)	64,391	46,834

6% of fair value of net identifiable assets acquired			2,810
Loan assigned			10,560
Goodwill arising on acquisition			47,295

Total consideration			60,665

Satisfied by:
Cash			50,105
Loan assigned			10,560

Cash and loan assigned			60,665

Net inflow of cash and cash equivalents in respect of the acquisition of subsidiaries, representing bank balances and cash acquired			85,291

The above goodwill is attributable to gaining the controlling rights and executive power over CP&J City for the development of CP&J Project. Goodwill acquired in a business combination is allocated to cash generating units (“CGUs”) that are expected to benefit from that business combination. The entire amount of goodwill has been allocated to the properties of CP&J City, property development segment of the Group located in the PRC. The management considers such represents a separate CGU for the purpose of goodwill impairment testing.

The recoverable amount of the CGU is determined based on the value-in-use calculation. The calculation uses cash flow projections based on financial budgets approved by management covering a five-year period, and a discount rate of 7% per annum in considering the existing economic condition of the market and economic measure on the real estate sector. In addition to the calculation, management referred to the valuation of the properties of CP&J City assessed by DTZ Debenham Tie Leung Limited, independent firms of professional property valuers, on market value basis. Increase in fair value of the properties of CP&J City has been credited to the income statement during the year ended March 31, 2008. Taking into account these latest developments,

MAN SANG HOLDINGS, INC.

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

31 March 2009 and 2008

management believes that aggregate recoverable amount of this CGU would not exceed its aggregate carrying amount and it resulted in reduction of goodwill associated with this CGU by impairment loss recorded during the year ended March 31, 2008.

Minority interest represents share of 45% net assets of CP&J City attributable to minority shareholders.

Revenue of HK$228 million was contributed by the subsidiaries acquired during the year ended March 31, 2008 and a profit of approximately HK$338 million was contributed to the Group’s profit for the period between the date of acquisition and the balance sheet date as at March 31, 2008.

If the acquisition had been completed on April 1, 2007, the total group revenue and profit for the year ended March 31, 2008 would have been increased by approximately HK$228 million and HK$315 million respectively. The pro forma information is for illustrative purposes only and is not necessarily an indication of revenue and results of operations of the Group that actually would have been achieved had the acquisition been completed on April 1, 2007, nor is it intended to be a projection of future results.

Note 31—Pledge of Assets

At the balance sheet date, the Group had pledged the following assets to banks to secure general banking facilities granted to the Group:

	2009 HK$’000	2008 HK$’000
Restricted cash	17,000	—
Carrying amount of leasehold land and buildings	564,376	726,167
Carrying amount of investment properties	68,400	15,300

	649,776	741,467

Note 32—Capital Commitment

	2009 HK$’000	2008 HK$’000
Capital expenditure in respect of the acquisition of property, plant and equipment contracted for but not provided in the financial statements	117,173	165,083

Note 33—Operating Lease Arrangements

The Group as lessee

At the balance sheet date, the Group had outstanding commitments for the future minimum lease payments under non-cancellable operating leases which fall due as follows:

	2009 HK$’000	2008 HK$’000
Operating leases which expire:
Within one year	14,365	13,896
In the second to fifth year inclusive	13,426	23,113

	27,791	37,009

MAN SANG HOLDINGS, INC.

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

31 March 2009 and 2008

Leases are negotiated for an average term of one to five years and rentals are fixed during the relevant lease period.

The Company had no significant operating lease commitment at the balance sheet date.

The Group as lessor

Property rental income earned during the year was HK$26,596,000 (2008: HK$6,802,000). Most of the investment properties held have committed tenants for the next one to three years.

At the balance sheet date, the Group had contracted with tenants for the following future minimum lease receivables:

	2009 HK$’000	2008 HK$’000
Within one year	20,178	20,558
In the second to fifth year inclusive	25,263	39,870

	45,441	60,428

The Company does not have any contracted tenants for operating lease rentals at the balance sheet date.

Note 34—Contingent Liabilities

During the year of review, MSIL issued corporate guarantees to banks in respect of general banking facilities granted to its subsidiaries. No banking facilities with corporate guarantee have been utilised by subsidiaries at March 31, 2009.

In August 2007, the Group entered into a mortgage collaboration agreement with a PRC bank pursuant to which the Group agreed to indemnify the bank for any failure on the part of purchasers of properties at CP&J Project to repay outstanding loans on properties for which the Group had not yet obtained certificates of title undertook to deliver such certificates to the bank as collateral once the certificates have been obtained. In February 2009, the Group obtained all certificates of title for the purchased properties subject to the mortgage collaboration agreement, which the Group will deliver to the bank following the completion of certain administrative procedures to formally transfer title to purchasers of these properties. As at March 31, 2009, the loans for which we had provided such indemnification totalled HK$52.2 million (2008: HK$28.2 million).

Save as disclosed above and note 35, the Group had no other significant contingent liabilities at March 31, 2009 (2008: HK$Nil).

Note 35—Litigation

Regarding to court case (Hong Kong High Court Action No. 4423 of 2003 & No. 4599 of 2003) filed by Arcadia Jewellery Limited (“Arcadia”), a subsidiary of the Company, on December 2, 2003 and a former general manager on December 22, 2003 respectively, Arcadia is involving in a dispute with this former general manager, who is alleged that he was in breach of a business transfer agreement, an employment agreement and a consultancy agreement on December 22, 2003. Arcadia is claiming for damages of at least HK$832,000. This former general manager is claiming against Arcadia of approximately HK$395,000 in respect of the aforesaid

MAN SANG HOLDINGS, INC.

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

31 March 2009 and 2008

employment agreement. There has been no material progress since the last financial year ended March 31, 2008. Although it is not possible to predict with certainty at the moment the outcome of these unresolved legal actions or pending claim or the amount of possible loss or recovery, the directors do not believe that the resolution of these matters will have a material adverse effect on the Group’s financial position or operating results.

Note 36—Related Party Transactions

In addition to the transactions and balances disclosed elsewhere in the financial statements, the Group entered into the following material related party transactions, which were carried out in the ordinary course of the Group’s business.

Related party relationship	Nature of transaction	2009 HK$’000	2008 HK$’000
Key management personnel including directors	Salaries and other allowance	17,467	18,339
	Retirement benefit	56	58
	Share base payment	—	1,290

		17,523	19,687
An entity which is significantly influenced by a key management personnel of the Company	Reimbursement for salaries of staff who have provided services to the entity	—	456
	Sale of goods	39	250
	Rental charges paid	—	209
	Reimbursement of rental charges paid on behalf	1,412	—
	Purchase of a motor vehicle at net book value	—	324

Same as disclosed in the financial statements, there’re were no other significant related party transactions

Note 37—Retirement Benefits Schemes

The Group participates in a Mandatory Provident Fund Scheme (“MPF Scheme”) for all qualifying employees in Hong Kong. The assets of the MPF Scheme are held separately from those of the Group, in funds under the control of an independent trustee. The Group contributes 5% of relevant payroll costs to the MPF Scheme, which contribution is matched by employees.

The employees of the Group’s subsidiaries in the PRC are members of a state-managed retirement benefits scheme being operated by the local PRC government. The subsidiaries are required to contribute 8% of the average basic salary to the retirement benefits scheme to fund the benefits. The only obligation of the Group with respect to the retirement benefits scheme is to make the specified contributions.

The total cost charged to income statement of HK$2,089,000 (2008: HK$1,524,000) represents contributions payable to these schemes by the Group in respect of the current accounting period.

MAN SANG HOLDINGS, INC.

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

31 March 2009 and 2008

Note 38—Particulars of Subsidiaries

Particulars of the Company’s subsidiaries at March 31, 2009 are as follows:

Name of subsidiary	Place of incorporation or registration / operation	Issued and fully paid share capital / registered capital	Proportion of nominal value of issued capital / registered capital held by the Company	Principal activities
M.S. Electronic Emporium Limited	The British Virgin Islands	Ordinary shares US$100	100%	Inactive

Man Sang International Limited	Bermuda	Ordinary shares HK$122,474,000	40.4%	Investment holding

Arcadia Jewellery Limited	Hong Kong	Ordinary shares HK$500,000	40.4%	Trading and manufacturing of jewelry products

Asean Gold Limited	The British Virgin Islands /Hong Kong	Ordinary shares US$10,000	40.4%	Investment holding and subcontracting

China Pearls and Jewellery City Holdings Limited	Hong Kong	Ordinary shares HK$100	22.2%	Investment holding

China Pearls and Jewellery International City Company Limited	PRC	Registered Capital US$20,000,000	22.2%	Property development and investment

Cyber Bizport Limited	Hong Kong	Ordinary shares HK$10,000,000	40.4%	Investment holding

Excel Access Limited	Hong Kong	Ordinary shares HK$5,000	40.4%	Property investment

Hong Kong Man Sang Investments Limited	Hong Kong	Ordinary shares HK$5,000	40.4%	Property investment

Man Hing Industry Development (Shenzhen) Co., Ltd.	PRC	Registered capital HK$29,600,000	40.4%	Purchasing and processing of pearls and assembling of pearl jewelry and property investment

Man Sang China Investment Ltd.	The British Virgin Islands/ Hong Kong	Ordinary shares US$1	40.4%	Investment holding

Man Sang Development Company Limited	Hong Kong	Ordinary shares HK$5,000	40.4%	Investment and property holding

MAN SANG HOLDINGS, INC.

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

31 March 2009 and 2008

Name of subsidiary	Place of incorporation or registration / operation	Issued and fully paid share capital / registered capital	Proportion of nominal value of issued capital / registered capital held by the Company	Principal activities

Man Sang Enterprise Ltd.	The British Virgin Islands / Hong Kong	Ordinary shares US$100	40.4%	Investment holding

Man Sang Innovations Limited	Hong Kong	Ordinary shares HK$5,000	40.4%	Investment holding

Man Sang Investment Development Limited (Previously name: Man Sang China Investment Limited)	Hong Kong	Ordinary shares HK$1	40.4%	Property development and investment

Man Sang Jewellery Company Limited	Hong Kong	Ordinary shares HK$500 Non-voting deferred shares HK$500	40.4%	Trading of pearl products and investment holding

Market Leader Technology Limited	The British Virgin Islands / Hong Kong	Ordinary shares US$100	40.4%	Investment holding

M. S. Collections Limited	Hong Kong	Ordinary shares HK$500 Non-voting deferred shares HK$500	40.4%	Investment holding

Northeast Infrastructure Holdings Limited	Hong Kong	Ordinary shares HK$1	40.4%	Inactive

Peking Pearls Company Limited	Hong Kong	Ordinary shares HK$2	40.4%	Inactive

Smartest Man Holdings Limited	The British Virgin Islands / Hong Kong	Ordinary shares US$1	40.4%	Investment holding

Swift Millions Limited	Hong Kong	Ordinary shares HK$5,000	40.4%	Property investment

4376zone.com Limited	Hong Kong	Ordinary shares HK$5,000	40.4%	Trading of pearls

Zhuji Five Continents Enterprise Limited	PRC	Registered Capital US$10,000,000	22.2%	Inactive

MAN SANG HOLDINGS, INC.

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

31 March 2009 and 2008

Note 1:	MSIL directly holds the interests in Man Sang Enterprise Ltd., Man Sang Innovations Limited and Market Leader Technology Limited. All other interests shown above are indirectly held by the Company.

Note 2:	The non-voting deferred shares practically carry no rights to dividends or to receive notice of or to attend or vote at any general meeting of the Company or to participate in any distribution on winding up.

Note 3:	Man Hing Industry Development (Shenzhen) Co., Ltd., China Pearls and Jewellery International City Company Limited and Zhuji Five Continents Enterprise Limited were registered in the PRC as foreign wholly-owned investment enterprises.

Note 4:	The Company has effective control over the operating and financial decision of MSIL and its subsidiaries.

Note 39—Post Balance Sheet Events

On August 25, 2009, at the general meeting, the shareholders of Man Sang Holdings Inc, also referred to as the Company, resolved that the Company dissolve and liquidate, whereby the Company has been succeeded by its subsidiary, Man Sang International (B.V.I.) Limited, a British Virgin Islands company whose ordinary shares are listed on the NYSE Amex. From its inception in August 1995 through the completion of the dissolution and liquidation on August 25, 2009, MSBVI was wholly-owned subsidiary of the Company. The liquidation did not result in tax for the Company as the adjusted basis was higher than their fair market value on the date of liquidation. The Company’s adjusted basis in the shares of MSBVI is increased by the amount of capital contributed and the amount of income recognized as deemed distribution from MSBVI and decreased by the amount of previously taxed income actually distributed by MSBVI. The fair market value is determined by reference to the quoted market price of the Company and its subsidiary.

Unaudited Interim Condensed Consolidated Financial Statements

MAN SANG INTERNATIONAL (B.V.I.) LIMITED

For The Nine Months Ended December 31, 2009

MAN SANG INTERNATIONAL (B.V.I.) LIMITED

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT

For the nine months ended December 31, 2009 and 2008

	2009 HK$’000 (unaudited)		2008 HK$’000 (unaudited)
Revenue (Note 4)		254,244		296,388
Cost of sales		(144,241)		(174,359)

Gross profit		110,003		122,029
Other income and gains, net (Note 4)		16,652		13,978
Selling and distribution costs		(11,817)		(17,065)
Administrative expenses		(71,430)		(69,999)
Other operating expenses		(51,501)		(17,853)
Net unrealised loss on financial assets at fair value through profit or loss		(1,438)		(5,836)
Fair value loss on investment properties		—		(115,083)
Finance costs		(945)		—
Share of profit of an associate		56		7

Loss before tax (Note 5)		(10,420)		(89,822)
Tax (Note 6)		(7,428)		24,611

Loss for the period		(17,848)		(65,211)

Attributable to:
Shareholders of the Company		519		(14,187)
Minority interests		(18,367)		(51,024)

		(17,848)		(65,211)

Earnings/(Loss) per share attributable to shareholders of the Company (Note 8)
— Basic	HK$	0.08	(HK$	2.19)

— Diluted	HK$	0.07		N/A

MAN SANG INTERNATIONAL (B.V.I.) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the nine months ended December 31, 2009 and 2008

	2009 HK$’000 (unaudited)	2008 HK$’000 (unaudited)
Loss for the period	(17,848)	(65,211)
Other comprehensive (loss)/income:
Exchange difference on translation of foreign operations	(133)	17,894
Change in deferred tax liability of property revaluation arising from tax rate change	—	(238)

Other comprehensive (loss)/income for the period, net of tax	(133)	17,656

Total comprehensive loss for the period, net of tax	(17,981)	(47,555)

Attributable to:
Shareholders of the Company	463	(9,850)
Minority interests	(18,444)	(37,705)

	(17,981)	(47,555)

MAN SANG INTERNATIONAL (B.V.I.) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

December 31, 2009 and March 31, 2009

	December 31, 2009 HK$’000 (unaudited)	March 31, 2009 HK$’000 (unaudited)
Non-current assets
Property, plant and equipment (Note 9)	39,158	40,158
Investment properties	801,487	845,384
Prepaid land lease payments	27,240	27,776
Properties under development (Note 10)	—	201,328
Investment properties under construction (Note 11)	201,801	—
Interest in an associate	108	52
Deferred tax assets	1,029	—

Total non-current assets	1,070,823	1,114,698

Current assets
Inventories	53,214	41,942
Properties under development (Note 10)	55,851	—
Completed properties held for sale	115,515	179,619
Trade and other receivables	216,096	222,896
Financial assets at fair value through profit or loss	47,261	18,619
Tax receivable	3,446	3,937
Restricted cash	17,000	17,000
Cash and cash equivalents	561,916	493,146

Total current assets	1,070,299	977,159

Current liabilities
Trade and other payables	511,471	445,056
Dividend payable	21,924	—
Income taxes payable	83,826	68,507
Interest-bearing bank loans	158,197	90,400

Total current liabilities	775,418	603,963

Net current assets	294,881	373,196

Total assets less current liabilities	1,365,704	1,487,894

Non-current liabilities
Interest-bearing bank loans	22,600	101,700
Deferred tax liabilities	95,769	103,592

Total Non-current liabilities	118,369	205,292

Net assets	1,247,335	1,282,602

Equity
Equity attributable to shareholders of the Company
Issued capital (Note 12)	50	50
Reserves	471,980	469,723

	472,030	469,773
Minority interests	775,305	812,829

Total equity	1,247,335	1,282,602

MAN SANG INTERNATIONAL (B.V.I.) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the nine months ended December 31, 2009 and 2008

	Attributable to shareholders of the Company
	Issued capital HK$’000 (unaudited)	Retained profits HK$’000 (unaudited)	Revaluation reserve HK$’000 (unaudited)	Accumulated Translation reserve HK$’000 (unaudited)	Share premium HK$’000 (unaudited)	Capital reserve HK$’000 (unaudited)	Merger reserve HK$’000 (unaudited)	General reserve HK$’000 (unaudited)	Share option reserve HK$’000 (unaudited)	Capital redemption reserve HK$’000 (unaudited)	Total HK$’000 (unaudited)	Minority interests HK$’000 (unaudited)	Total equity HK$’000 (unaudited)
Balance at April 1, 2008	50	355,182	36,138	13,965	4,887	34,400	(147)	63,125	2,625	(535)	509,690	932,636	1,442,326

Total comprehensive income/(loss) for the period	—	(14,187)	(96)	4,433	—	—	—	—	—	—	(9,850)	(37,705)	(47,555)
Transfer to retained profits upon disposal of the properties	—	76	(76)	—	—	—	—	—	—	—	—	—	—
Release of depreciation of leasehold land and buildings	—	354	(354)	—	—	—	—	—	—	—	—	—	—
Dividend paid to minority interests	—	—	—	—	—	—	—	—	—	—	—	(21,910)	(21,910)

Balance at December 31, 2008	50	341,425	35,612	18,398	4,887	34,400	(147)	63,125	2,625	(535)	499,840	873,021	1,372,861

MAN SANG INTERNATIONAL (B.V.I.) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the nine months ended December 31, 2009 and 2008

	Attributable to shareholders of the Company
	Issued capital HK$’000	Retained profits HK$’000 (unaudited)		Revaluation reserve HK$’000 (unaudited)	Accumulated Translation reserve HK$’000 (unaudited)		Share premium HK$’000 (unaudited)		Capital reserve HK$’000 (unaudited)		Merger reserve HK$’000 (unaudited)		General reserve HK$’000 (unaudited)		Share option reserve HK$’000 (unaudited)		Capital redemption reserve HK$’000 (unaudited)		Total HK$’000 (unaudited)	Minority interests HK$’000 (unaudited)	Total equity HK$’000 (unaudited)
Balance at April 1, 2009	50	315,421		30,553	19,394		4,887		34,400		(147)		63,125		2,625		(535)		469,773	812,829	1,282,602

Total comprehensive income/(loss) for the period	—	519		—	(56)		—		—		—		—		—		—		463	(18,444)	(17,981)
Share based payment	—	—		—	—		—		—		—		—		1,835		—		1,835	2,715	4,550
Issue new share by subsidiary	—	—		—	—		15		—		—		—		(15)		—		—	79	79
Deemed receipt from shareholders	—	—		—	—		—		—		—		(41)		—		—		(41)	41	—
Release of depreciation of leasehold land and buildings	—	12		(12)	—		—		—		—		—		—		—		—	—	—
Transfer to retained profits upon disposal of the properties	—	522		(522)	—		—		—		—		—		—		—		—	—	—
Dividend paid to minority interests	—	—		—	—		—		—		—		—		—		—		—	(21,915)	(21,915)

Balance at December 31, 2009	50	316,474	*	30,019 *	19,338	*	4,902	*	34,400	*	(147	)*	63,084	*	4,445	*	(535	)*	472,030	775,305	1,247,335

*	These reserve accounts comprise the consolidated reserves of HK$480,909,000 (March 31, 2009: HK$812,829,000 (unaudited)) in the unaudited condensed consolidated statement of financial position.

MAN SANG INTERNATIONAL (B.V.I.) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the nine months ended December 31, 2009 and 2008

	2009 HK$’000 (unaudited)	2008 HK$’000 (unaudited)
Net cash inflow from operating activities	148,203	11,385
Net cash outflow from investing activities	(68,209)	(72,956)
Net cash outflow from financing activities	(11,224)	(33,210)

Net increase/ (decrease) in cash and cash equivalents	68,770	(94,781)
Cash and cash equivalents at beginning of period	493,146	603,657
Effect of foreign exchange rate changes, net	—	4,125

Cash and cash equivalents at end of period	561,916	513,001

Analysis of the balances of cash and cash equivalents
Cash and bank balances	319,248	117,004
Time deposits	259,668	395,997
Less: Restricted cash	(17,000)	—

	561,916	513,001

MAN SANG INTERNATIONAL (B.V.I.) LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

For the nine months ended December 31, 2009 and 2008

Note 1—Basis of Preparation

These unaudited interim condensed consolidated financial statements for the nine months ended December 31, 2009 are prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting issued by International Accounting Standards Board (“IASB”).

The Company was previously a wholly-owned subsidiary of Man Sang Holdings, Inc. (“MSHI”), a United States domestic company incorporated in the State of Nevada whose common stocks were listed on the NYSE Amex. On August 25, 2009, at a general meeting, for the purpose of the redomicile of the Group from the United States to the British Virgin Islands, the shareholders of MSHI resolved to carry out a group reorganisation (the “Reorganisation”) whereby, inter alia, MSHI is to be dissolved and liquidated and the Company is to become the new holding company of the Group and to contractually assume all rights, title, obligations and liabilities of MSHI pursuant to the terms and subject to the conditions of the agreement and plan of the dissolution and liquidation of MSHI. As a result of the Reorganisation, the Company succeeded MSHI as the holding company of the Group on August 25, 2009 with its ordinary shares being listed on the NYSE Amex as a non-United States domestic company. From its inception in August 1995 through the effective date of the Reorganisation on August 25, 2009, the Company was a wholly-owned subsidiary of MSHI.

Upon the effective date of the Reorganisation, the Company and its subsidiaries continued to conduct the business previously conducted by MSHI and its subsidiaries (including the Company). Although the dissolution and liquidation of MSHI will result in the cessation of MSHI as the holding company of the Group, the dissolution and liquidation had no material impact on our financial condition or operating results, other than the costs incurred in connection with its dissolution and liquidation. As the Company shall contractually assume all rights, title, obligations and liabilities of MSHI upon the terms and subject to the conditions of the agreement and plan of the dissolution and liquidation, there was a continuation of the risks and benefits to the ultimate controlling owners that existed prior to the planned dissolution and liquidation of MSHI. Accordingly, the Reorganisation had been accounted for as a reorganisation of entities under common control in a manner similar to pooling-of-interests. On this basis, the Company had been treated as the holding company of MSHI since April 1, 2008 rather than from the effective date of the Reorganisation. Accordingly, the condensed consolidated income statement, the condensed consolidated statement of comprehensive income, the condensed consolidated statement of changes in equity and the condensed consolidated statement of cash flows of the Company for each of the nine-month period ended December 31, 2009 and 2008 included the results, other comprehensive income, changes in equity and cash flows of MSHI with effect from April 1, 2008, and all assets and liabilities of MSHI assumed had been stated at historical carrying amounts in the condensed consolidated statement of financial position.

As the successor-in-interests of MSHI, the unaudited condensed consolidated interim financial statements do not include all the information and disclosures required by the International Financial Reporting Standards (“IFRSs”) and should be read in conjunction with the annual consolidated financial statements of MSHI prepared in accordance with IFRSs for the year ended March 31, 2009.

Note 2—Significant Accounting Policies

The unaudited condensed consolidated interim financial statements have been prepared under the historical cost convention, except for financial assets at fair value through profit or loss, investment properties and buildings, which are stated at fair value.

MAN SANG INTERNATIONAL (B.V.I.) LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS—(Continued)

For the nine months ended December 31, 2009 and 2008

As the successor-in-interests of MSHI, the accounting policies adopted in the preparation of these unaudited condensed consolidated interim financial statements are consistent with those used in the preparation of the annual financial statements of MSHI for the year ended March 31, 2009 in accordance with IFRS (which include all International Financial Reporting Standards, IASs and Interpretations (“Int”)) issued by IASB, except that the Group has in the current period applied for the first time the following new and revised IFRSs:

IFRS 1 Amendments	Amendments to IFRS 1 First-time Adoption of IFRSs—Additional Exemptions for First-time Adopters

IFRS 1 and IAS 27 Amendments	Amendments to IFRS 1 First time Adoption of IFRSs and IAS 27 Consolidated and Separate Financial Statements—Costs of an Investment in a Subsidiary, Jointly Controlled Entity or Associate

IFRS 2 Amendments	Amendments to IFRS 2 Share-based Payment—Vesting Conditions and Cancellations

IFRS 2 Amendments	Amendments to IFRS 2 Share-based Payment—Group Cash-settled Share-based Payment Transactions

IFRS 7 Amendments	Amendments to IFRS 7 Financial Instruments: Disclosure—Improving Disclosures

IFRS 8	Operating segments

IAS1 (Revised)	Presentation of Financial Statements

IAS 23 (Revised)	Borrowing Costs

IAS 32 and IAS 1 Amendments	Amendments to IAS 32 Financial Instruments: Presentation and IAS 1 Presentation of Financial Statements – Puttable Financial Instruments and Obligations Arising on Liquidation

IAS 39 Amendment	Amendment to IAS 39 Financial Instruments: Recognition and Measurement—Eligible Hedged Items

IFRIC – Int 9 and IAS 39 Amendments	Amendments IFRIC—Int 9 Reassessment of Embedded Derivatives and IAS 39 Financial Instruments: Recognition and Measurement—Embedded Derivatives

IFRIC—Int 13	Customer Loyalty Programmes

IFRIC—Int 15	Agreements for the Construction of Real Estate

IFRIC—Int 16	Hedges of a Net Investment in a Foreign Operation

IFRIC—Int 17	Distribution of Non-cash Assets to Owners

IFRIC—Int 18	Transfers of Assets from Customers

Apart from the above, the IASB has issued its second Improvements to IFRSs* in October 2008 which sets out amendments to a number of IFRSs primarily with a view to removing inconsistencies and clarifying wordings. Except for the amendments to IFRS 5 which is effective for annual periods on or after July 1, 2009, other amendments are effective for annual periods beginning on or after January 1, 2009 although there are separate transitional provisions for each standard.

*	Improvements to IFRSs contain amendments to IFRS 5, IFRS 7, IAS1, IAS 8, IAS 10, IAS 16, IAS 18, IAS 19, IAS 20, IAS 23, IAS 27, IAS 28, IAS 29, IAS 31, IAS 34, IAS 36, IAS 38, IAS 39, IAS 40 and IAS 41.

MAN SANG INTERNATIONAL (B.V.I.) LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS—(Continued)

For the nine months ended December 31, 2009 and 2008

Except for IFRS 8, IAS 1 (Revised) and amendments to IAS 40 giving rise to new accounting policies and additional disclosure as further described below, the adoption of the above new standards, interpretations and amendments has had no significant effect on these condensed consolidated interim financial statements.

IFRS 8, which will replace IAS 14 Segment Reporting, specifies how an entity should report information about its operating segments, based on information about the components of the entity that is available to the chief operating decision maker for the purposes of allocating resources to the segments and assessing their performance. The standard also requires the disclosure of information about the products and services provided by the segments, the geographical areas in which the Group operates, and revenue from the Group’s major customers.

IAS 1 (Revised) introduces changes in the presentation and disclosures of financial statements. The revised standard separates owner and non-owner changes in equity. The statement of changes in equity will include only details of transactions with owners, with all non-owner changes in equity presented as a single line. In addition, the revised standard introduces the statement of comprehensive income, with all items of income and expense recognised in the income statement, together with all other items of recognised income and expense recognised directly in equity, either in one single statement, or in two linked statements. The Group has elected to present the income and expenses in two linked statements, namely income statement and the statement of comprehensive income.

As a result of the amendments to IAS 40, investment property which is under construction will be carried at fair value at the earlier of when the fair value first becomes reliably measurable and the date of completion of the property. Any gain or loss will be recognised in the income statement. Previously such property was carried at cost until the construction was completed at which time it was fair valued with any gain or loss being recognised in the income statement. This amendment is applied prospectively from April 1, 2009. As a result of this amendment, the Group has reclassified HK$171 million from properties under development to investment properties under construction as at April 1, 2009 and stated them at fair value at each balance sheet date unless their fair value cannot be measured reasonably, when these investment properties under construction are carried at cost.

Note 3—Segment Information

The Group determines its operating segments based on the reports reviewed by the chief operating decision maker that are used to make strategic decisions.

The Group has two reportable operating segments. The Group’s operating businesses are structured and managed separately according to the nature of the operations and the product perspectives. Each of the Group’s reportable operating segments represents a strategic business unit that is subject to risks and returns that are different form the other reportable operating segment. Summary details of the reportable operating segments are as follows:

(i)	Pearls and jewelry—Purchasing, processing, assembling, merchandising, wholesale distribution of pearls and jewelry products; and

(ii)	Property development and investment—Development, sale and leasing of properties.

MAN SANG INTERNATIONAL (B.V.I.) LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS—(Continued)

For the nine months ended December 31, 2009 and 2008

The following tables present revenues and results of the Group’s reportable operating segments for the nine months ended December 31, 2009 and 2008, respectively.

2009	Pearls and jewelry HK$’000 (unaudited)	Property development and investment HK$’000 (unaudited)	Consolidated HK$’000 (unaudited)
Revenue
External sales or rentals	200,733	53,511	254,244

Results
Segment results	33,363	(37,049)	(3,686)

Interest and dividend income and other unallocated gains			9,191
Unallocated expense			(15,036)

			(9,531)
Finance costs			(945)
Share of profit of an associate			56

Loss before tax			(10,420)

2008	Pearls and jewelry HK$’000 (unaudited)	Property development and investment HK$’000 (unaudited)	Consolidated HK$’000 (unaudited)
Revenue
External sales or rentals	266,845	29,543	296,388

Results
Segment results	33,900	(110,058)	(76,158)

Interest and dividend income and other unallocated gains			9,293
Unallocated expense			(22,964)

			(89,829)
Share of profit of an associate			7

Loss before tax			(89,822)

MAN SANG INTERNATIONAL (B.V.I.) LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS—(Continued)

For the nine months ended December 31, 2009 and 2008

Note 4—Revenue, Other Income and Gains, Net

Revenue represents (i) the net amounts received and receivable in respect of goods sold, less returns and allowances, by the Group to outside customers during the period: (ii) the aggregate of gross proceeds from the sale of properties during the period; and (iii) the gross amounts received and receivable in respect of leasing of investment properties during the period.

An analysis of the Group’s revenue, other income and gains net is as follows:

	For the nine months ended December 31,
	2009 HK$’000 (unaudited)	2008 HK$’000 (unaudited)
Revenue
Sales of pearls and jewelry	200,733	266,845
Sales of properties	34,239	10,991
Rental income	19,272	18,552

	254,244	296,388

Other income
Bank interest income	1,300	8,719
Dividend income from financial assets at fair value through profit or loss	568	574
Others	1,139	2,092

	3,007	11,385

Gains, net
Gain on disposal of financial assets at fair value through profit or loss, net	7,323	—
Gain on disposal of items of property, plant and equipment	5	2,593
Gain on disposal of investment properties	6,317	—

	13,645	2,593

Other income and gains, net	16,652	13,978

Note 5—Loss Before Tax

The Group’s profit/ (loss) before tax is arrived at after charging/(crediting):

	For the nine months ended December 31,
	2009 HK$’000 (unaudited)	2008 HK$’000 (unaudited)
Finance costs:
Interest on bank borrowings	8,434	13,146
Less: Amount capitalised	(7,489)	(13,146)

	945	—
Staff costs, including directors’ emoluments	54,341	52,895
Depreciation of property, plant and equipment	5,724	7,368
Amortisation of prepaid land lease payments	536	565
Impairment loss on deferred cost of sales of properties	56,949	—

MAN SANG INTERNATIONAL (B.V.I.) LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS—(Continued)

For the nine months ended December 31, 2009 and 2008

Note 6—Tax

	For the nine months ended December 31,
	2009 HK$’000 (unaudited)	2008 HK$’000 (unaudited)
Current income tax:
Hong Kong profits tax	1,936	1,850
PRC corporate income tax	6,514	—
PRC land appreciation tax	7,278	2,100
Others	578

	16,306	3,950
Deferred	(8,878)	(28,561)

Total tax charge/ (credit) for the period	7,428	(24,611)

Hong Kong profit tax

Hong Kong profits tax has been provided at a rate of 16.5% (nine months ended December 31, 2008: 16.5%) on the estimated assessable profit arising in Hong Kong during the period.

PRC corporate income tax

The PRC corporate income taxes in respect of operations in Mainland China is calculated at the applicable tax rates on the estimated assessable profits for the period based on existing legislation, interpretations and practices in respect thereof.

PRC land appreciation tax

PRC land appreciation tax is levied at progressive rates ranging from 30% to 60% on the appreciation of land value, being the proceeds of sales of properties less deductible expenditures including cost of land use rights and all property expenditures.

Note 7—Dividend

The directors do not recommend the payment of an interim dividend for the nine months ended December 31, 2009 (nine months ended December 31, 2008: Nil).

Note 8—Earnings/Loss per share

The calculation of the basic earnings/loss per share is based on the adjusted profit attributable to equity shareholders for the nine months ended December 31, 2009 of HK$511,000 (nine months ended December 31, 2008: adjusted loss attributable to equity shareholders of HK$13,968,000) which is the net profit of HK$519,000 deducted the profit shared by Series A preferred shares of HK$8,000 (nine months ended December 31, 2008: net loss of HK$14,187,000 deducted the loss shared by Series A preferred shares of HK$219,000) and on the weighted average number of 6,382,582 shares in issue (during the period ended December 31, 2008: 6,382,582 shares) during the period ended December 31, 2009.

The calculation of diluted earnings per share amount for the nine months ended December 31, 2009 is based on the profit attributable to equity shareholders, including assumed conversion, of HK$425,000, which was

MAN SANG INTERNATIONAL (B.V.I.) LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS—(Continued)

For the nine months ended December 31, 2009 and 2008

adjusted for the dilutive effect of its subsidiary’s option of HK$86,000 and on the weighted average number of 6,382,582 shares in issue during the period ended December 31, 2009. A dilutive loss per share amount for the nine months ended December 31, 2008 is not presented as all the share options had an anti-dilutive effect on the basis loss per share for that period.

Note 9—Property, Plant and Equipment

During the nine months ended December 31, 2009, the Group acquired property, plant and equipment of approximately HK$4,724,000 (unaudited) (nine months ended December 31, 2008: HK$3,345,000 (unaudited)). In addition, the Group disposed of certain property, plant and equipment at consideration of approximately HK$5,000 (unaudited) (nine months ended December 31, 2008: HK$5,402,000 (unaudited)) with a gain on disposal of property, plant and equipment of approximately HK$5,000 (unaudited) (nine months ended December 31, 2008: HK$2,593,000 (unaudited)).

No revaluation adjustment arising from revaluation of buildings was recognised during the nine months ended December 31, 2009 and 2008.

Note 10—Properties Under Development

During the nine months ended December 31, 2009, the Group capitalised construction costs of approximately HK$25,882,000 (unaudited) (nine months ended December 31, 2008: HK$61,550,000 (unaudited)) as properties under development. The Group’s properties under development are located in the PRC and are held under medium term land use rights. As a result of the adoption of the amendments to IAS 40 under Improvements to IFRSs, the Group has reclassified HK$171,358,000 from properties under development to investment properties under construction as at April 1, 2009.

Note 11—Investment Properties Under Construction

Apart from the reclassification from properties under development as mentioned in note 10 above, during the nine months ended December 31, 2009, the Group capitalised construction costs of approximately HK$30,442,000 to investment properties under construction. The Group’s investment properties under construction are located in the PRC and are held under medium term land use rights.

Note 12—Issued Capital

	Number of shares		Share capital
	December 31, 2009 ‘000 (unaudited)	March 31, 2009 ‘000 (unaudited)	December 31, 2009 HK$’000 (unaudited)	March 31, 2009 HK$’000 (unaudited)
Authorised:
Series A preferred share of US$0.001 par value	100	100	1	1
Series B preferred share of US$0.001 par value	100	100	1	1
Ordinary share of US$0.001 par value	31,250	31,250	244	244

	31,450	31,450	246	246

Issued and fully paid:
Series A	100	100	1	1
Series B	—	—	—	—
Ordinary share	6,383	6,383	49	49

	6,483	6,483	50	50

MAN SANG INTERNATIONAL (B.V.I.) LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS—(Continued)

For the nine months ended December 31, 2009 and 2008

Note 13—Related Party Transactions

In addition to the transactions detailed elsewhere in these unaudited condensed consolidated interim financial statements, the Group had the following material transactions with related parties during the period:

(a) Transactions with related parties:

	For the nine months ended December 31,
	2009 HK$’000 (unaudited)	2008 HK$’000 (unaudited)
Reimbursement of rental charges and other utility expenses paid on behalf (note)	1,426	941

In the opinion of directors, the above transaction was entered into by the Group in the normal course of its business.

Note:	Rental fees, management fees, air-conditioning fees and utilities fees were received from the related company, in which the directors of the Company had beneficial interests, under the sharing of office agreement dated July 1, 2008 for a term of 3 years.

(b) Compensation of key management personnel of the Group:

	For the nine months ended December 31,
	2009 HK$’000 (unaudited)	2008 HK$’000 (unaudited)
Short term employee benefits	13,114	12,061
Share-based payments	2,479	—

Total compensation paid to key management personnel	15,593	12,061

Note 14—Capital Commitments

The Group had the following capital commitments at the statement of financial position date:

	December 31, 2009 HK$’000 (unaudited)	March 31, 2009 HK$’000 (unaudited)
Capital expenditure in connection with property development contracted, but not provided for	36,772	117,173

MAN SANG INTERNATIONAL (B.V.I.) LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS—(Continued)

For the nine months ended December 31, 2009 and 2008

Note 15—Operating Lease Arrangements

(a) As lessee

At December 31, 2009, the Group had total future minimum lease receivables under non-cancellable operating leases falling due as follows:

	December 31, 2009 HK$’000 (unaudited)	March 31, 2009 HK$’000 (unaudited)
Within one year	7,985	14,365
In the second to fifth years, inclusive	3,305	13,426

	11,290	27,791

(b) As lessor

At December 31, 2009, the Group had total future minimum lease receivables under non-cancellable operating leases falling due as follows:

	December 31, 2009 HK$’000 (unaudited)	March 31, 2009 HK$’000 (unaudited)
Within one year	25,722	20,178
In the second to fifth years, inclusive	13,218	25,263

	38,940	45,441

Note 16—Contingent Liabilities

As at December 31, 2009, the Group had contingent liabilities relating to guarantees in respect of mortgage facilities for certain purchasers amounting to approximately HK$46.1 million (unaudited) (March 31, 2009: HK$52.2 million). This represented the guarantees in respect of mortgage facilities granted by a PRC bank related to the mortgage loans arranged for certain purchasers of the Group’s properties. Pursuant to the terms of the guarantees, upon default in mortgage payments by these purchasers, the Group is responsible to repay the outstanding mortgage principal together with accrued interest and penalty owned by the defaulted purchasers to the bank. The Group’s guarantee period starts from the dates of grant of the relevant mortgage loans and ends upon issuance of real estate ownership certificates to the purchasers.

The fair value of the guarantees is not significant and the Group considers that in case of default in payments, the net realisable value of the related properties will be sufficient to cover the repayment of the outstanding mortgage principal together with accrued interest and penalty and therefore no provision has been made as at December 31, 2009 and March 31, 2009 in the financial statements with respect to these guarantees.

MAN SANG INTERNATIONAL (B.V.I.) LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS—(Continued)

For the nine months ended December 31, 2009 and 2008

Note 17—Share Option Scheme

Share Option of Man Sang International Limited

During the nine months ended December 31, 2009, Man Sang International Limited (“MSIL”), a subsidiary of the Company, granted 38,750,000 share options to directors of MSIL and certain employees of the Group under the share option scheme adopted by MSIL on August 2, 2002 (the “2002 Share Options Scheme”) for an aggregate consideration of HK$27. The fair value of the options granted during the period calculated using the Black-Scholes option pricing model was HK$8,032,000. No option was granted during the nine months ended December 31, 2008.

Details of the share options granted to the directors and eligible employees of MSIL under the 2002 Share Option Scheme and their movements during the reporting period are set out as follows:

Grantees	Date of grant	Exercisable period	Vesting period	Exercise price HK$	Balance as at April 1, 2009	Granted during the period	Exercised during the period	Lapsed during the period	Balance as at December 31, 2009	Notes
Directors
	May 2, 2006	May 2, 2006 to May 1, 2012	Nil	0.253	12,000,000	—	—	—	12,000,000		(1), (2)
	Sep 1, 2009	Sep 1, 2010 to Aug 31, 2012	Note (3)	0.450	—	18,000,000	—	—	18,000,000		(1), (2)

					12,000,000	18,000,000	—	—	30,000,000
Other Employees	May 2, 2006	May 2, 2006 to May 1, 2012	Nil	0.253	15,000,000	—	—	—	15,000,000		(1), (2)
	Sep 18, 2006	Sep 18, 2006 to Sep 17, 2011	Nil	0.233	7,000,000	—	—	—	7,000,000		(1), (2)
	Mar 13, 2007	Jan 1, 2008 to Mar 12, 2012	Note (4)	0.500	5,000,000	—	—	—	5,000,000		(1), (2)
	Aug 27, 2009	Aug 27, 2009 to Aug 26, 2012	Note (5)	0.397	—	20,750,000	(200,000)	—	20,550,000		(1), (2)
				—	27,000,000	20,750,000	(200,000)	—	47,550,000

					39,000,000	38,750,000	(200,000)	—	77,550,000

Notes:
(1)	These share options represent personal interest held as beneficial owner.
(2)	MSIL recorded the fair value of these share options as staff cost in the income statement. MSIL will record the nominal value of the shares which is HK$0.10 per share issued pursuant to the exercise price of the share options as additional share capital and MSIL will record the excess of the exercise price of the share options over nominal value of the shares in its share premium account. Any share options which have lapsed or been cancelled will be deducted from the balance of the share options.
(3)	2,500,000 options were vested on the date of grant, vesting period of another 7,500,000 options is from September 1, 2009 to August 31, 2010 and that of the remaining 8,000,000 options is from September 1, 2009 to August 31, 2011.
(4)	Vesting period of these options is from March 13, 2007 to December 31, 2007.
(5)	14,750,000 options were vested on the date of grant, vesting period of 3,000,000 options is from August 27, 2009 to August 26, 2010 and that of the remaining 3,000,000 options is from August 27, 2009 to August 26, 2011.

The fair value of equity-settled share options granted was estimated as at the respective dates of grant, using the Black-Scholes option pricing model. The following table lists the inputs to the model used:

Date of grant	August 27, 2009		September 1, 2009
Number of share options granted		20,750,000		18,000,000
Weighted average share price on the date of grant	HK$	0.390	HK$	0.450
Exercise price	HK$	0.397	HK$	0.450
Expected volatility		90.63%		90.63%
Expected life		2.5 years		2.5 years
Risk-free interest rate		0.990%		0.990%
Expected dividend yield		1.810%		1.810%

MAN SANG INTERNATIONAL (B.V.I.) LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS—(Continued)

For the nine months ended December 31, 2009 and 2008

Total expense of HK$4,550,000 was recognised in the income statement for the nine months ended December 31, 2009 in relation to share options granted by MSIL. No expense was recognised for the nine months ended December 31, 2008.

Note 18—Subsequent Event

On February 19, 2010, the Company entered into an Agreement and Plan of Merger (“Merger Agreement”) with China Metro-Rural Limited (“China Metro”) and its shareholders. Pursuant to the Merger Agreement, if the merger is consummated, China Metro will become a wholly owned subsidiary of the Company.

Note 19—Approval of the Interim Condensed Consolidated Financial Statements

The interim condensed consolidated financial statements for the nine months ended December 31, 2009 were approved and authorised for issue by the board of directors on February 19, 2010.

Audited Financial Statements

CHINA METRO-RURAL LIMITED

(Formerly known as “Mega Dragon Limited”)

(Incorporated in the Cayman Islands with limited liability)

Years ended March 31, 2009, 2008 and 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

China Metro-Rural Limited

(Formerly known as “Mega Dragon Limited”)

(Incorporated in the Cayman Islands with limited liability)

We have audited the accompanying consolidated statements of financial position of China Metro-Rural Limited (the “Company”) (incorporated in the Cayman Islands with limited liability) and its subsidiaries (the “Group”) as of March 31, 2009, 2008 and 2007 and the related consolidated income statements, statements of comprehensive income, changes in equity and cash flows for each of the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of March 31, 2009, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/    Gruber & Company, LLC

Lake Saint Louis, Missouri

February 26, 2010

CHINA METRO-RURAL LIMITED

(Formerly known as “Mega Dragon Limited”)

CONSOLIDATED INCOME STATEMENTS

Years ended March 31, 2009, 2008 and 2007

	2009 HK$	2008 HK$	2007 HK$
Revenue (Note 3)	1,044,180	—	—

Cost of sales	(664,209)	—	—

Gross profit	379,971	—	—

Other income (Note 3)	2,841,359	1,903,469	—
Gain on disposal of a property development project (Note 24(a))	132,536,791	—	—
Changes in fair values of investment properties (Note 10)	6,555,622
Selling expenses	(10,889,691)	(6,471,586)	—
Administrative expenses	(19,846,666)	(14,203,323)	(20,000)

Profit/(Loss) Before Tax (Note 5)	111,577,386	4,620,566	(20,000)
Income tax expense (Note 6)	(26,722,923)	(5,848,001)	—

Profit/(Loss) For the Year Attributable to Owners of the Company	84,854,463	(1,227,435)	(20,000)

Earnings/(Loss) per Share Attributable to Owners of the Company (Note 7)
Basic and diluted For profit/(loss) for the year	848,545	(12,274)	(200)

CHINA METRO-RURAL LIMITED

(Formerly known as “Mega Dragon Limited”)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years ended March 31, 2009, 2008 and 2007

	2009 HK$	2008 HK$	2007 HK$
Profit/(Loss) for the Year	84,854,463	(1,227,435)	(20,000)

Other Comprehensive Income for the Year, Net of Tax:
Exchange differences on translation of foreign operations	4,577,111	13,876,747	—

Total Comprehensive Income/(Expense) for the Year and Attributable to Owners of the Company	89,431,574	12,649,312	(20,000)

CHINA METRO-RURAL LIMITED

(Formerly known as “Mega Dragon Limited”)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

March 31, 2009, 2008 and 2007

	2009 HK$	2008 HK$	2007 HK$
Non-Current Assets
Property, plant and equipment (Note 8)	4,566,227	4,528,779	—
Prepaid land lease payments (Note 9)	10,301	12,779,709	—
Investment properties (Note 10)	38,990,922	25,814,314	—
Properties under development (Note 11)	358,945,918	384,564,466	—
Deposits for acquisition of land use rights (Note 16)	—	104,641,898	—

Total non-current assets	169,233,290	532,289,166	—

Current Assets
Prepaid land lease payments (Note 9)	623,331	327,865	—
Completed properties held for sale (Note 14)	213,533,738	—	—
Construction contract (Note 13)	14,763,321	5,117,460	—
Trade receivables (Note 15)	113,212	—	—
Prepayments and other receivables (Note 17)	124,871,392	2,236,075	780
Due from related parties (Note 18)	93,873,235	—	—
Restricted bank balances (Note 19)	85,409,376	—	—
Cash and cash equivalents (Note 19)	10,765,849	240,228,940	—

Total current assets	543,953,454	247,910,940	780

Total Assets	713,186,744	780,200,106	780

Current Liabilities
Trade payables, other payables and accruals (Note 20)	82,420,092	149,710,975	—
Deposits received (Note 13)	181,935,230	411,688,352	—
Interest-bearing bank borrowings (Note 21)	113,211,819	—	—
Due to a director (Note 18)	539,000	—	28,200
Tax payable	25,074,930	—	—

Total current liabilities	403,181,071	561,399,327	28,200

Net Current Assets/(Liabilities)	140,772,383	(313,488,387)	(27,420)
Total Assets Less Current Liabilities	310,005,673	218,800,779	(27,420)

Non-Current Liabilities
Deferred tax liability (Note 22)	7,952,207	6,178,887	—
Loans from shareholders (Note 18)	200,000,000	200,000,000	—
Total non-current liabilities	207,952,207	206,178,887	—

Net Assets/(Liabilities)	102,053,466	12,621,892	(27,420)

Total Liabilities	611,133,278	767,578,214	(28,200)

Equity/(Deficiency in Assets)
Issued capital (Note 23)	780	780	780
Reserves	102,052,686	12,621,112	(28,200)

Total equity/(deficiency in assets)	102,053,466	12,621,892	(27,420)

Total Equity/(Deficiency in Assets) and Liabilities	713,186,744	780,200,106	780

CHINA METRO-RURAL LIMITED

(Formerly known as “Mega Dragon Limited”)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Years ended 31 March 2009, 2008 and 2007

	Issued Capital HK$	Exchange Fluctuation Reserve HK$	Retained Profits/ (Accumulated Losses) HK$	Total Equity/ (Deficiency in Assets) HK$
At April 1, 2006	—	—	(8,200)	(8,200)
Issue of shares upon incorporation of the Company (Note 23)	780	—	—	780
Total comprehensive expense for the year	—	—	(20,000)	(20,000)

At March 31, 2007 and April 1, 2007	780	—	(28,200)	(27,420)
Total comprehensive income for the year	—	13,876,747	(1,227,435)	(5,887,350)

At March 31, 2008 and April 1, 2008	780	13,876,747	(1,255,635)	(5,914,770)
Total comprehensive income for the year	—	4,577,111	84,854,463	84,111,615

At March 31, 2009	780	18,453,858	83,598,828	102,053,466

CHINA METRO-RURAL LIMITED

(Formerly known as “Mega Dragon Limited”)

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended March 31, 2009, 2008 and 2007

	2009 HK$	2008 HK$	2007 HK$
Cash Flows from Operating Activities
Profit/(loss) before tax	111,577,386	4,620,566	(20,000)
Non-cash adjustments to reconcile profit before tax to net cash flows:
Interest income (Note 3)	(1,565,283)	(1,153,663)
Amortization of prepaid land lease payments (Note 5)	784,706	78,022	—
Depreciation of items of property, plant and equipment (Note 5)	600,541	225,321	—
Gain on disposal of a property development project (Note 24(a))	(132,536,791)		—
Changes in fair values of investment properties (Note 10)	(6,555,622)	(23,392,006)	—

	(27,695,063)	(19,621,760)	—

Additions to properties under development (Note 11)	(563,611,055)	(87,180,652)	—
Additions to prepaid land lease payments (Note 9, 24(b))	(41,787,800)	(448,736,610)	—
Deposits paid for acquisition of land use rights	—	(165,312,398)	—
Refund of payments for acquisition of land use rights	130,724,364	225,070,517
Working capital adjustments:
Decrease in completed properties held for sale	664,209	—	—
Increase in construction contract	(9,537,285)	(5,016,856)	—
Increase in trade receivables	(113,253)	—	—
Increase in prepayments and other receivables	(41,002,860)	(2,116,331)	—
Increase in amounts due from related parties	(93,907,256)	—	—
Increase in trade payables, other payables and accruals	70,565,927	141,693,801	—
Increase in deposits received	340,813,270	389,642,021	—
Increase/(decrease) in amounts due to a director and shareholders	539,000	(28,200)	19,220

Cash generated from/(used in) operations	(375,479,656)	28,393,532	(780)
Interest received	1,565,283	1,153,663	—
Interest paid (Note 4)	(1,807,940)	—	—
Overseas tax paid	(2,594,181)	—	—

Net cash flows from/(used in) operating activities	(378,316,494)	29,547,195	(780)

Cash Flows from Investing Activities
Purchase of items of property, plant and equipment (Note 8)	(911,924)	(4,665,069)	—
Additions to investment properties (Note 10)	(14,396,155)	(335,291)	—
Disposal of a property development project (Note 24(a))	(208,644,635)	—	—
Increase in restricted bank balances	(85,440,329)	—	—

Net cash flows from financing activities	(309,393,043)	(5,000,360)	—

Cash Flows from Financing Activities
Proceeds from shares issue	—	—	780
New bank loan	453,011,393	—	—
Loans from shareholders	—	200,000,000
Net cash inflow from financing activities	453,011,393	200,000,000	780

Net Increase/(Decrease) in Cash and Cash Equivalents
Cash and Cash equivalents at beginning of year	(234,698,144)	224,546,835	—
Effect of foreign exchange rate changes, net	240,228,940	—	—
Total non-current liabilities	5,235,053	15,682,105	—

Cash and Cash Equivalents at End of Year	10,765,849	240,228,940	—

Analysis of Balances of Cash and Cash Equivalents
Cash and bank balances (Note 19)	10,765,849	240,228,940	—

CHINA METRO-RURAL LIMITED

(Formerly known as “Mega Dragon Limited”)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2009, 2008 and 2007

Note 1—Corporate Information

China Metro-Rural Limited (the “Company”) is a limited company incorporated in the Cayman Islands on 8 January 2007. Its registered office is located at Scotia Centre, 4th Floor, P.O. Box 2804, George Town, Grand Cayman KY1-1112, Cayman Islands.

During the years ended March 31, 2007, 2008 and 2009 (the “Relevant Period”), the Company and its subsidiaries (collectively referred to as the “Group”) were principally engaged in property development and property investment in the People’s Republic of China (the “PRC”).

Pursuant to a resolution of the shareholders passed on January 5, 2010, the name of the Company was changed from Mega Dragon Limited to China Metro-Rural Limited.

Prior to the reorganization completed on March 23, 2007 (the “Reorganization”), Mr. Cheng Chung Hing, a 70% equity interest holder in Kind United Holdings Limited (“Kind United”), a limited company incorporated in the British Virgin Islands on January 28, 2005, controlled China Metro-Rural Exchange Limited (“CME”), a Hong Kong company incorporated on March 18, 2005, through Kind United’s 60% equity interest in CME. Mr. Cheng Chung Hing was the ultimate controlling shareholder of CME because he controlled over the operating and financial decisions of CME through his controlling equity interest in Kind United.

As part of the Reorganization, the Company acquired CME through the issuance of the Company’s shares to CME’s shareholders on a pro-rata basis. Therefore, Mr. Cheng Chung Hing continues to control CME through his equity interests in Kind United after the Reorganization.

Since Mr. Cheng Chung Hing is the controlling shareholder before and after the Reorganization, the transaction is accounted for as a reorganization of entities under common control, in a manner similar to pooling of interest. Accordingly, the accompanying consolidated financial statements were prepared as if the current corporate structure had been in existence throughout the periods presented.

In the opinion of the directors, the Company’s immediate holding company is Kind United, a company incorporated in the British Virgin Islands.

The Group operates as one operating and reportable segment in real estate industry because the chief operating decision maker reviews the operating results of the entire Group to make decisions about allocating resources and assessing performance of the entire Group.

Note 2.1—Basis of Preparation

The consolidated financial statements of the Group have been prepared on a historical cost basis, except for investment properties that have been measured at fair value. The consolidated financial statements are presented in Hong Kong dollars (“HK$”).

Statement of compliance

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

CHINA METRO-RURAL LIMITED

(Formerly known as “Mega Dragon Limited”)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2009, 2008 and 2007

Note 2.2—First-Time Adoption and Transition

The Group did not present consolidated financial statements under any general accepted accounting principles for any of the prior period. The consolidated annual and interim financial statements of the Group for the three years ended March 31, 2009, 2008 and 2007, and the nine month ended December 31, 2009 prepared separate from these financial statements, are the first set of financial statements that the Group prepared in accordance with IFRS. Accordingly, the Group prepared the consolidated financial statements which adopted all IFRS applicable for periods beginning on or after April 1, 2009 as described in the accounting policies. In preparing these financial statements, the Group’s opening statement of financial position was prepared as of 1 April 2006, the Group’s date of transition to IFRS.

Note 2.3—Impact of Issued But Not Yet Effective International Financial Reporting Standards

The Group has not applied the following new and revised IFRSs that have been issued but are not yet effective, in these financial statements:

IAS 24 (Revised)	Related Party Disclosure (Note (e))

IAS 27	Consolidated and Separate Financial Statements (Note (a))

IAS 32 (Amendments)	Amendment to IAS 32 Financial Instruments: Presentation—Classification of Rights Issues (Note (c))

IAS 39 (Amendments)	Amendment to IAS 39 Financial Instruments: Recognition and Measurement—Eligible Hedged Items (Note (a))

IFRS 1 (Revised)	First-time Adoption of Hong Kong Financial Reporting Standards (Note (a))

IFRS 1 (Amendments)	Amendment to IFRS 1 First-time Adoption of International Financial Reporting Standards—Additional Exemptions for First-time Adopters (Note (b))

IFRS 2 (Amendments)	Amendments to IFRS 2 Share-based Payment—Group Cash-settled Share-based Payment Transactions (Note (b))

IFRS 3 (Amendments)	Business Combination (Note (a))

IFRS 9	Financial Instruments (relating to the classification and measurement of financial assets) (Note (e))

IFRIC-Int 14 (Amendments)	Amendments to IFRIC 14 Prepayments of a Minimum Funding Requirement (Note (e))

IFRIC-Int 17	Distribution of Non-cash Assets to Owners (Note (a))

IFRIC-Int 19	Extinguishing Financial Liabilities with Equity Instruments (Note (d))

Amendments to IFRS 5 included in Improvements to IFRSs issued in October 2008	Amendments to IFRS 5 Non-current Assets Held for Sale and Discontinued Operations-Plan to Sell the Controlling Interest in a Subsidiary (Note (a))

Apart from the above, IASB has issued Improvements to IFRSs 2009 which sets out amendments to a number of IFRSs primarily with a view to removing inconsistencies and clarifying wording. The amendments to IFRS 2, IAS 38, IFRIC-Int 9 and IFRIC-Int 16 are effective for annual periods beginning on or after 1 July 2009

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2009, 2008 and 2007

while the amendments to IFRS 5, IFRS 8, IAS 1, IAS 7, IAS 17, IAS 38 and IAS 39 are effective for annual periods beginning on or after 1 January 2010 although there are separate transitional provisions for each standard or interpretation.

Notes:

(a)	Effective for annual periods beginning on or after July 1, 2009
(b)	Effective for annual periods beginning on or after January 1, 2010
(c)	Effective for annual periods beginning on or after February 1, 2010
(d)	Effective for annual periods beginning on or after July 1, 2010
(e)	Effective for annual periods beginning on or after January 1, 2011
(f)	Effective for annual periods beginning on or after January 1, 2013

The Group is in the process of making an assessment of the impact of these new and revised IFRSs upon initial application. So far, the Group considers that these new and revised IFRSs are unlikely to have a material impact on the results of operations and financial position of the Group.

Note 2.4—Summary of Significant Accounting Policies

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the years ended March 31, 2009, 2008 and 2007. Except as disclosed in note 1 above, the results of subsidiaries are consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intra-group balances, income and expenses, unrealized gains and losses and dividends resulting from intra-group transactions are eliminated in full.

A change in the ownership interest of a subsidiary, without a change of control, is accounted for as an equity transaction.

Subsidiaries

A subsidiary is an entity whose financial and operating policies the Company controls, directly or indirectly, so as to obtain benefits from its activities.

The results of subsidiaries are included in the Company’s income statement to the extent of dividends received and receivable. The Company’s investments in subsidiaries are stated at cost less any impairment losses.

Impairment of non-financial assets other than goodwill

Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than completed properties held for sale, construction contract assets, financial assets and investment properties), the asset’s recoverable amount is estimated. An asset’s recoverable amount is the higher of the asset’s or cash-generating unit’s value in use and its fair value less costs to sell, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is recognized only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax

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March 31, 2009, 2008 and 2007

discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to the income statement in the period in which it arises in those expense categories consistent with the function of the impaired asset.

An assessment is made at the end of each reporting period as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such an indication exists, the recoverable amount is estimated. A previously recognized impairment loss of an asset other than goodwill is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, but not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortization) had no impairment loss been recognized for the asset in prior years. A reversal of such an impairment loss is credited to the income statement in the period in which it arises.

Related parties

A party is considered to be related to the Group if:

(a)	the party, directly, or indirectly through one or more intermediaries, (i) controls, is controlled by, or is under common control with, the Group; (ii) has an interest in the Group that gives it significant influence over the Group; or (iii) has joint control over the Group;

(b)	the party is a member of the key management personnel of the Group or any of its holding companies;

(c)	the party is a close member of the family of any individual referred to in (a) or (b);

(d)	the party is an entity that is controlled, jointly-controlled or significantly influenced by or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in (b) or (c); or

(e)	the party is a post-employment benefit plan for the benefit of employees of the Group, or of any entity that is a related party of the Group.

Property, plant and equipment and depreciation

Property, plant and equipment are stated at cost less accumulated depreciation and any impairment losses. The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after items of property, plant and equipment have been put into operation, such as repairs and maintenance, is normally charged to the income statement in the period in which it is incurred. In situations where the recognition criteria are satisfied, the expenditure for a major inspection is capitalized in the carrying amount of the asset as a replacement. Where significant parts of property, plant and equipment are required to be replaced at intervals, the Group recognized such parts as individual assets with specific useful lives and depreciation.

Depreciation is calculated on a straight-line basis to write off the cost of each item of property, plant and equipment to its residual value over its estimated useful life. The principal annual rates used for this purpose are as follows:

Computer equipment	20% to 33 1/3%
Furniture, fixtures and office equipment	10% to 33 1/3%
Motor vehicles	10%

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2009, 2008 and 2007

Where parts of an item of property, plant and equipment have different useful lives, the cost of that item is allocated on a reasonable basis among the parts and each part is depreciated separately.

Residual values, useful lives and the depreciation method are reviewed, and adjusted if appropriate, at least at the end of each reporting period.

An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognized in the income statement in the year the asset is derecognized is the difference between the net sales proceeds and the carrying amount of the relevant asset.

Properties under development

Properties under development are stated at the cost less any impairment losses, and are not depreciated. Cost comprises the direct costs of construction and capitalized borrowing costs on related borrowed funds during the period of construction. Properties under development are transferred to the appropriate category of property, plant and equipment, or properties held for sale when completed and ready for use.

Investment properties

Investment properties include investment properties under construction.

Investment properties are interests in land and buildings held to earn rental income and/or for capital appreciation, rather than for use in the production or supply of goods or services or for administrative purpose; or for sale in the ordinary course of business. Such properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are stated at fair value, which reflects market conditions at the end of each reporting period.

Investment properties under construction or development for future use as investment properties are classified as investment properties under construction. Such properties under construction are measured initially at cost, including transaction cost, and stated at fair value, subsequent to initial recognition, at the end of each reporting period when fair value can be determined reliably.

Gains or losses arising from changes in the fair values of completed investment properties and investment properties under construction are included in the income statement in the year in which they arise.

Any gains or losses on the retirement or disposal of a completed investment property or an investment property under construction are recognized in the income statement in the year of the retirement or disposal.

Completed properties held for sale

Completed properties held for sale are classified as current assets and are stated at the lower of cost and net realizable value on individual property basis. Cost includes all development expenditures, applicable borrowing costs and other direct costs attributable to such properties. Net realizable value is determined by reference to the prevailing market prices, on an individual property basis.

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(Formerly known as “Mega Dragon Limited”)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2009, 2008 and 2007

Leases

Leases where substantially all the rewards and risks of ownership of assets remain with lessor are accounted for as operating leases. Rentals payable under the operating leases are charged to the income statement on the straight-line basis over the lease terms.

Prepaid land lease payments under operating leases are initially stated at cost and subsequently recognized on the straight-line basis over the lease terms.

Investments and other financial assets

Initial recognition and measurement

Financial assets within the scope of IAS 39 are classified as loans and receivables. The Group determines the classification of its financial assets at initial recognition. When financial assets are recognized initially, they are measured at fair value plus directly attributable transaction costs.

All regular way purchases and sales of financial assets are recognized on the trade date, that is, the date that the Group commits to purchase or sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

The Group’s financial assets include cash and cash equivalents, restricted bank balances, trade and other receivables and amounts due from shareholders and related parties.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such assets are subsequently measured at amortized cost using the effective interest rate method less any allowance for impairment. Amortized cost is calculated taking into account any discount or premium on acquisition and includes fees or costs that are an integral part of the effective interest rate. The effective interest rate amortization is included in finance income in the income statement. The loss arising from impairment is recognized in the income statement.

Impairment of financial assets

The Group assesses at the end of each reporting period whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (an incurred “loss event”) and that loss has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that a debtor or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and observable data indicating that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

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March 31, 2009, 2008 and 2007

Financial assets carried at amortized cost

For financial assets carried at amortized cost, the Group first assesses individually whether objective evidence of impairment exists for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial assets, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate (i.e., the effective interest rate computed at initial recognition). If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate.

Financial assets carried at amortized cost (continued)

The carrying amount of the asset is reduced either directly or through the use of an allowance account and the amount of the loss is recognized in the income statement. Interest income continues to be accrued on the reduced carrying amount and is accrued using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. Loans and receivables together with any associated allowance are written off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to the Group.

If, in a subsequent period, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized. the previously recognized impairment loss is increased or reduced by adjusting the allowance account. If a future write-off is later recovered, the recovery is credited to the income statements.

Financial liabilities

Initial recognition and measurement

Financial liabilities within the scope of IAS 39 are classified as loans and borrowings. The Group determines the classification of its financial liabilities at initial recognition.

All financial liabilities are recognized initially at fair value, plus directly attributable transaction costs.

The Group’s financial liabilities include trade and other payables, interest-bearing bank borrowings and an amount due to a director.

Subsequent measurement

The measurement of financial liabilities depends on their classification as follows:

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(Formerly known as “Mega Dragon Limited”)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2009, 2008 and 2007

Loans and borrowings

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost, using the effective interest rate method unless the effect of discounting would be immaterial, in which case they are stated at cost. Gains and losses are recognized in the income statement when the liabilities are derecognized as well as through the effective interest rate method amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortization is included in finance costs in the income statement.

Derecognition of financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when:

•	the rights to receive cash flows from the asset have expired;

•

the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement;

•

and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Group’s continuing involvement in the asset. In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled, or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognized in the income statement.

Construction contract

Contract revenue comprises the agreed contract amount and appropriate amounts from variation orders, claims and incentive payments. Contract costs incurred comprise direct materials, the costs of subcontracting, direct labour and an appropriate proportion of variable and fixed construction overheads.

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(Formerly known as “Mega Dragon Limited”)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2009, 2008 and 2007

Revenue from fixed price construction contracts is recognized on the percentage of completion method, measured by reference to the proportion of costs incurred to date to the estimated total cost of the relevant contract.

Provision is made for foreseeable losses as soon as they are anticipated by management.

Where contract costs incurred to date plus recognized profits less recognized losses exceed progress billings, the surplus is treated as an amount due from contract customers.

Where progress billings exceed contract costs incurred to date plus recognized profits less recognized losses, the surplus is treated as an amount due to contract customers.

Cash and cash equivalents

Cash and cash equivalents consist of cash at banks and on hand and term deposits with an original maturity of three months or less, which are not restricted as to use.

For the purpose of the consolidated statements of cash flows, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

Provisions

A provision is recognized when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

When the effect of discounting is material, the amount recognized for a provision is the present value at the end of each reporting period of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in “finance costs” in the income statement.

Income tax

Income tax comprises current and deferred tax. Income tax relating to items recognized outside profit or loss is recognized outside profit or loss, either in other comprehensive income or directly in equity.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period, taking into consideration interpretations and practices prevailing in the countries in which the Group operates.

Deferred tax is provided, using the liability method, on all temporary differences at the end of each reporting period between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

•

where the deferred tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2009, 2008 and 2007

•

in respect of taxable temporary differences associated with investments in subsidiaries where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, carryforward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax credits and unused tax losses can be utilized, except:

•

where the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•

in respect of deductible temporary differences associated with interests in subsidiaries, deferred tax assets are only recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of each reporting period.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Government grants

Government grants are recognized where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. When the grant relates to an expense item, it is recognized as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate. Where the grant relates to an asset, the fair value is deducted from the carrying amount of the asset and releases to the income statement by way of a reduced depreciation charge.

Where the Group receives a non-monetary grant, the assets and the grant are recorded at nominal amounts, and released to the income statement over the expected useful life of the relevant asset by equal annual installments.

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(Formerly known as “Mega Dragon Limited”)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2009, 2008 and 2007

Revenue recognition

Revenue is recognized when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

(a)	from the sale of completed properties, when the significant risks and rewards of ownership have been transferred to the buyer, that is when the construction of the relevant properties has been completed and the properties have been delivered to the buyer pursuant to the sales agreement, and the collectability of related receivables is reasonably assured;

(b)	interest income, on an accrual basis using the effective interest method by applying the rate that discounts the estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial asset; and

(c)	from construction contracts, on the percentage of completion basis, as further explained in the accounting policy for “Construction contract” above.

Employee benefits

Pension scheme and other retirement benefits

The Group operates a defined contribution Mandatory Provident Fund retirement benefits scheme (the “MPF Scheme”) under the Mandatory Provident Fund Schemes Ordinance for those employees who are eligible to participate in the MPF Scheme. Contributions are made based on a percentage of the employees’ basic salaries and are charged to the income statement as they become payable in accordance with the rules of the MPF Scheme. The assets of the MPF Scheme are held separately from those of the Group in an independently administered fund. The Group’s employer contributions vest fully with the employees when contributed into the MPF Scheme.

The employees of the Group’s subsidiaries which operate in Mainland China are required to participate in a central pension scheme operated by the local municipal government. These subsidiaries are required to contribute a certain percentage of their payroll costs to the central pension scheme. The contributions are charged to the income statement as they become payable in accordance with the rules of the central pension scheme.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, i.e., assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalized as part of the cost of those assets. The capitalization of such borrowing costs ceases when the assets are substantially ready for their intended use for sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalized.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2009, 2008 and 2007

Foreign currency

The Group’s consolidated financial statements are presented in HK$, which is also the Company’s functional currency. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency.

(i)	Transactions and balances

Foreign currency transactions recorded by the entities in the Group are initially recorded using their respective functional currency rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency spot rates of exchange ruling at each reporting date. All differences are taken to the income statement. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

(ii)	Group companies

The functional currencies of certain overseas subsidiaries are currencies other than the HK$. As of the end of each reporting period, the assets and liabilities of these entities are translated into the presentation currency of the Company at exchange rates ruling at the end of each reporting period and their income statements are translated into HK$ at exchange rates prevailing at the date of the transactions. The exchange differences arising on the translation are recognized in other comprehensive income. On disposal of a foreign operation, the component of other comprehensive income relating to that particular foreign operation is recognized in the income statement.

Note 2.5—Significant Accounting Judgments and Estimates

Judgments

The preparation of the Group’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the end of the reporting period. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

In the process of applying the Group’s accounting policies, management has made the following judgments, which have the most significant effect on the amounts recognized in the consolidated financial statements:

Classification between investment properties and owner-occupied properties

The Group determines whether a property qualifies as an investment property, and has developed criteria in making that judgment. Investment property is a property held to earn rentals or for capital appreciation or both. Therefore, the Group considers whether a property generates cash flows largely independently of the other assets held by the Group.

Some properties comprise a portion that is held to earn rentals or for capital appreciation and another portions that is held for use in the production or supply of goods or services or for administrative purposes. If

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2009, 2008 and 2007

these portions could be sold separately (or leased out separately under a finance lease), the Group accounts for these portions separately. If the portions could not be sold separately, the property is an investment property only if an significant portion is held for use in the production or supply of goods or services or for administrative purposes.

Judgment is made on an individual property basis to determine whether ancillary services are so significant that a property does not qualify as an investment property.

Classification between investment properties and properties held for sale

The Group develops properties held for sale and properties held to earn rentals and/or for capital appreciation. Judgment is made by management on determining whether a property is designated as an investment property or a property held for sale. The Group considers its intention for holding the properties at the development stage of the related properties. During the course of construction, the related properties under construction are accounted for as properties under development if the properties are intended for sale after its completion, whereas, the properties are accounted for as investment properties under construction included in investment properties if the properties are intended to be held to earn rentals and/or for capital appreciation. Upon completion of the properties, the properties held for sale are transferred to completed properties held for sale and are stated at the lower of cost and net realizable value, while the properties held to earn rentals and/or for capital appreciation are transferred to completed investment properties. Investment properties, both under construction and completed, are stated at fair value (where fair value can be reliably measured) and subject to revaluation at the end of each reporting period.

Estimation uncertainty

The key assumption concerning the future and other key sources of estimation uncertainty at the end of each reporting period, that has a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, is described below:

Estimation of fair value of investment properties

Investment properties, including completed investment properties and investment properties under construction, were revalued at the end of each reporting period based on the appraised market value provided by independent professional valuers. Such valuations were based on certain assumptions, which are subject to uncertainty and might materially differ from the actual results. In making the estimation, the Group considers information from current prices in an active market for similar properties and uses assumptions that are mainly based on market conditions existing at the end of each reporting period. As of March 31, 2009, 2008 and 2007, the fair values of investment properties were HK$47,322,540, HK$25,814,314 and nil, respectively.

PRC land appreciation taxes

The Group is subject to land appreciation taxes in the PRC. The provision of land appreciation taxes is based on management’s best estimates according to the understanding of the requirements set forth in the relevant PRC tax laws and regulations. The actual land appreciation tax liabilities are subject to the determination by the tax authorities upon the completion of the property development projects. The Group has not finalized its land appreciation tax calculations and payments with the tax authorities for certain property development

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2009, 2008 and 2007

projects. The final outcome might be different from the amounts that were initially recorded, and any differences will impact the land appreciation tax expenses and the related provision in the period in which the differences realize. Further details are set out in note 6 to the financial statements.

Recognition and allocation of construction cost on properties under development

Development costs of properties are recorded as properties under development during construction stage and will be transferred to completed properties held for sale upon completion. Apportionment of these costs will be recognized in the income statements upon the recognition of the sale of the properties. Before the final settlement of the development costs and other costs relating to the sale of the properties, these costs are accrued by the Group based on management’s best estimate.

When developing properties, the Group may divide the development projects into phases. Specific costs directly related to the development of a phase are recorded as the cost of such phase. Costs that are common to phases are allocated to individual phases based on the estimated saleable area of the entire project. Where the final settlement of costs and the related cost allocation is different from the initial estimates, any increase or decrease in the development costs and other costs would affect the profit or loss in future years. Further details are set out in note 11 to the financial statements.

Allowance on trade receivables

The provision policy for doubtful debts of the Group is based on the ongoing evaluation of the collectability and ageing analysis of the outstanding receivables and on management’s estimation. A considerable amount of judgment is required in assessing the ultimate realization of these receivables, including the creditworthiness and the past collection history of each customer. If the financial conditions of the customers of the Group were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Further details are set out in note 15 to the financial statements.

Completed properties held for sale

Management performs a regular review on the carrying amounts of completed properties held for sale. Based on management’s review, write-down of completed properties held for sale will be made when the estimated net realizable value has declined below the carrying amount. In determining the net realizable value of completed properties for sale, management refers to prevailing market data such as recent sales transactions, market survey reports available from independent property valuers and internally available information, as bases for evaluation.

Note 3—Revenue and Other Income

Revenue, which is also the Group’s turnover, represents the net invoiced value of completed properties sold during the year.

CHINA METRO-RURAL LIMITED

(Formerly known as “Mega Dragon Limited”)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2009, 2008 and 2007

An analysis of revenue and other income is as follows:

	2009 HK$	2008 HK$	2007 HK$
Revenue
Sale of properties	1,044,180	—	—

Other income			—
Contract revenue	9,537,285	5,016,856	—
Less: Contract costs	(7,812,005)	(4,105,572)	—
Outgoings	(476,864)	(250,843)	—

Net contract income	1,248,416	660,441	—

Bank interest income	1,565,283	1,153,663	—
Others	27,660	89,365	—

	2,841,359	1,903,469	—

Note 4—Finance Costs

	2009 HK$	2008 HK$	2007 HK$
Interest on bank borrowings, wholly repayable within five years	1,807,940	—	—

Total interest expenses	1,807,940	—	—
Less: Interest capitalized (Note 11)	(1,807,940)	—	—

	—	—	—

The entire amount of borrowing costs was eligible for capitalization. Details of the effective interest rate of the specific borrowings are set out in note 21 to the financial statements.

Note 5—Profit/(Loss) Before Tax

The Group’s profit/(loss) before tax is arrived at after charging:

	2009 HK$	2008 HK$	2007 HK$
Cost of properties sold	664,209	—	—
Depreciation (Note 8)	600,541	225,321	—
Amortization of prepaid land lease payments (Note 9)	784,706	78,022	—
Employee benefits expense (excluding directors’ remuneration):
Wages and salaries	12,917,232	5,098,415	—
Pension scheme contributions	710,581	170,082	—

	13,627,813	5,268,497	—

Directors’ remuneration	—	—	—

CHINA METRO-RURAL LIMITED

(Formerly known as “Mega Dragon Limited”)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2009, 2008 and 2007

Note 6—Income Tax

No provision for Hong Kong profits tax has been made as the Group had no assessable profits arising in Hong Kong during the years ended March 31, 2009, 2008 and 2007. The Hong Kong profits tax rates enacted for the years ended March 31, 2009, 2008 and 2007 were 16.5%, 17.5% and 17.5%, respectively. The income tax provision of the Group in respect of operations in Mainland China has been calculated at the applicable rate on the estimated assessable profit for each of the years ended March 31, 2009, 2008 and 2007, based on the existing legislation, interpretations and practices in respect thereof.

Pursuant to then applicable PRC national and local tax laws, the Group’s subsidiaries located in Mainland China were subject to corporation income tax at the statutory rate of 33% during the year ended March 31, 2007.

During the 5th session of the 10th National People’s Congress, which was concluded on March 16, 2007, the PRC Corporate Income Tax Law (the “New Corporate Income Tax Law”) was approved and became effective on January 1, 2008. The New Corporate Income Tax Law introduces a wide range of changes which include, but are not limited to, the unification of the income tax rates for domestic-invested and foreign-invested enterprises, which results in a reduction of income tax rate from 33% to 25%.

The PRC land appreciation tax (“LAT”) is levied at progressive rates ranging from 30% to 60% on the appreciation of land value, being the proceeds from the sale of properties less deductible expenditures including amortization of land use rights, borrowing costs and all property development expenditures. LAT of HK$55,136 was charged to the consolidated income statement for the years ended March 31, 2009 and no LAT was charged during the years ended March 31, 2008 and 2007.

The major components of income tax expense for the years ended March 31, 2009, 2008 and 2007 are as follows:

	2009 HK$	2008 HK$	2007 HK$
Current—Mainland China	25,028,881	—	—
LAT	55,136	—	—
Deferred (note 22)	1,638,906	5,848,001	—

Total tax charge for the year	26,722,923	5,848,001	—

A reconciliation of the tax charge applicable to profit/(loss) before tax at the statutory rates for the jurisdictions in which the Company and its subsidiaries are domiciled to the tax charge at the effective tax rates, is as follows:

2007

	Hong Kong HK$	Mainland China HK$	Total HK$
Loss before tax	(20,000)	—	(20,000)

Tax at statutory tax rate	(3,500)	—	(3,500)
Expenses not deductible for tax	3,500	—	3,500

Tax at the effective rate	—	—	—

CHINA METRO-RURAL LIMITED

(Formerly known as “Mega Dragon Limited”)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2009, 2008 and 2007

2008

	Hong Kong HK$	Mainland China HK$	Total HK$
Profit/(loss) before tax	(2,998,282)	7,618,848	4,620,566

Tax at statutory tax rates	(524,699)	1,904,712	1,380,013
Income not subject to tax	(100,627)	—	(100,627)
Expenses not deductible for tax	373,331	1,826,556	2,199,887
Tax losses not recognized	251,995	2,116,733	2,368,728

Tax charge at the effective rate	—	5,848,001	5,848,001

2009

	Hong Kong HK$	Mainland China HK$	Total HK$
Profit/(loss) before tax	(3,689,204)	115,266,590	111,577,386

Tax at statutory tax rates	(608,719)	28,816,648	28,207,929
Income not subject to tax	(84)	—	(84)
Expenses not deductible for tax	54,218	—	54,218
Tax losses utilized from previous periods	—	(2,116,733)	(2,116,733)
LAT	—	55,136	55,136
Tax losses not recognized	558,209	—	558,209
Others	(3,624)	(32,128)	(35,752)

	—	26,722,923	26,722,923

Pursuant to the PRC Corporate Income Tax Law, a 10% withholding tax is levied on dividends declared to foreign investors from the foreign investment enterprises established in Mainland China. The requirement is effective from January 1, 2008 and applies to earnings after December 31, 2007. A lower withholding tax rate may be applied if there is a tax treaty between China and jurisdiction of the foreign investors. For the Group, the applicable rate is 5%. The Group is therefore liable to withholding taxes on dividends distributed by those subsidiaries established in Mainland China in respect of earnings generated from January 1, 2008.

At March 31, 2009 and 2008, no deferred tax has been recognized for withholding taxes that would be payable on the unremitted earnings that are subject to withholding taxes of the Group’s subsidiaries established in Mainland China. In the opinion of the directors, it is not probable that these subsidiaries will distribute such earnings in the foreseeable future. The aggregate amount of temporary differences associated with investments in subsidiaries in Mainland China for which deferred tax liabilities have not been recognized totalled approximately HK$5,216,000 at March 31, 2009.

CHINA METRO-RURAL LIMITED

(Formerly known as “Mega Dragon Limited”)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2009, 2008 and 2007

Note 7—Earnings/(Loss) per Share Attributable to the Owners of the Company

The calculation of basic earnings/(loss) per share amounts is based on the profit of HK$84,854,463, loss of HK$1,227,435 and loss of HK$20,000 for the years ended March 31, 2009, 2008 and 2007, respectively, attributable to owners of the Company, and the weighted average number of ordinary shares of 100 in issue during each of the years ended March 31, 2009, 2008 and 2007.

No adjustment has been made to the basic earnings/(loss) per share amounts presented for the years ended March 31, 2009, 2008 and 2007 in respect of a dilution as the Group had no potentially dilutive ordinary shares in issue during these years.

Note 8—Property, Plant and Equipment

	Computer equipment HK$	Furniture, fixtures and office equipment HK$	Motor vehicles HK$	Total HK$
31 March 2007
At 1 April 2006 and 31 March 2007:
Cost	—	—	—	—
Accumulated depreciation	—	—	—	—

Net carrying amount	—	—	—	—

31 March 2008
At 31 March 2007 and 1 April 2007, net of accumulated depreciation	—	—	—	—
Additions	690,344	391,420	3,583,305	4,665,069
Depreciation provided during the year	(49,909)	(18,243)	(157,169)	(225,321)
Exchange realignment	12,843	7,483	68,705	89,031

At 31 March 2008, net of accumulated Depreciation	653,278	380,660	3,494,841	4,528,779

At 31 March 2008 and 1 April 1, 2008:
Cost	704,188	399,269	3,655,162	4,758,619
Accumulated depreciation	(50,910)	(18,609)	(160,321)	(229,840)

Net carrying amount	653,278	380,660	3,494,841	4,528,779

31 March 2009
At 1 April 2008, net of accumulated depreciation	653,278	380,660	3,494,841	4,528,779
Additions	656,815	56,441	198,668	911,924
Disposal of a property development project (Note 24(a))	(87,994)	(144,729)	(140,197)	(372,920)
Depreciation provided during the year	(193,891)	(62,321)	(344,329)	(600,541)
Exchange realignment	14,146	8,373	76,466	98,985

At 31 March 2009, net of accumulated depreciation	1,042,354	238,424	3,285,449	4,566,227

At 31 March 2009:
Cost	1,268,949	300,596	3,775,714	5,345,259
Accumulated depreciation	(226,595)	(62,172)	(490,265)	(779,032)

Net carrying amount	1,042,354	238,424	3,285,449	4,566,227

CHINA METRO-RURAL LIMITED

(Formerly known as “Mega Dragon Limited”)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2009, 2008 and 2007

Note 9—Prepaid Land Lease Payments

	2009 HK$	2008 HK$	2007 HK$
Carrying amount at beginning of year	13,107,394	—	—
Additions (Note 24 (b))	17,989,610	289,978,131	—
Amortisation	(784,706)	(78,022)	—
Transfer to properties under development (Note 11)	—	(276,789,995)	—
Transfer to investment properties (Note 10)	—	(704,634)	—
Exchange realignment	280,162	701,914	—

Carrying amount at end of year	30,592,460	13,107,394	—
Less: Current portion	(623,331)	(327,685)	—

Non-current portion	29,969,129	12,779,709	—

Government transaction

During the year ended March 31, 2007, the Group entered into an agreement with the PRC local government for the subsidy in respect of the Group’s payment for the land use rights acquisition and the land preparation work.

During the years ended March 31, 2008 and 2009, HK$225,070,517 and HK$130,724,364 were received, respectively, from the PRC local government. HK$158,721,570 and HK$197,073,311 were offset against deposits paid for acquisition of land use rights for the years ended March 31, 2008 and 2009, respectively. The remaining balance of HK$70,064,039 (with exchange realignment of HK$3,715,092) was offset against deposits paid for acquisition of land use rights in the consolidated statement of financial position as of March 31, 2008.

The Group’s prepaid land lease payments are held under medium term leases and are situated in Mainland China. As of March 31, 2009, one of the above prepaid land lease payments with net carrying value after government grant of HK$9,214,453 was pledged against a bank loan granted to the Group (note 21).

Note 10—Investment Properties

Under construction

	2009 HK$	2008 HK$	2007 HK$
Carrying amount at beginning of year	25,814,314	—	—
Additions	14,396,155	335,291	—
Transfer from prepaid land lease payments (Note 9)	—	704,634	—
Net gains from fair value adjustment	6,555,622	23,392,006	—
Exchange realignment	556,449	1,382,383	—

Carrying amount at end of year	47,322,540	25,814,314	—

The Group’s investment properties under construction are situated in Mainland China and are held under medium term leases.

CHINA METRO-RURAL LIMITED

(Formerly known as “Mega Dragon Limited”)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2009, 2008 and 2007

The Group’s investment properties were revalued at March 31, 2009 and 2008 by Savills Valuation and Professional Services Limited, independent professionally qualified valuers, at HK$47,322,540 and HK$25,814,314, respectively.

The fair value of investment properties under construction is determined on the basis of direct comparison approach by making reference to the comparable market transactions as available in the markets and also taking into account the construction costs to be expended to reflect the quality of the completed developments relevant to the development process, including but not limited to construction and letting risks.

Note 11—Properties Under Development

	2009 HK$	2008 HK$	2007 HK$
Carrying amount at beginning of year	384,564,466	—	—
Additions	563,611,055	87,180,652	—
Transfer from prepaid land lease payments (Note 9)	—	276,789,995	—
Interest capitalised (Note 4)	1,807,940	—	—
Disposal of a property development project (Note 24(a))	(656,846,171)	—	—
Transfer to completed properties held for sale	(214,275,334)	—	—
Exchange realignment	8,513,438	20,593,819	—

Carrying amount at end of year	87,375,394	384,564,466	—

The above properties under development are held under medium term leases and are situated in Mainland China. At March 31, 2009 and 2008, properties under development included land use rights with carrying values of HK$3,329,570 and HK$293,209,010, respectively.

Note 12—Subsidiaries

Details of the Company’s subsidiaries are as follows:

Name	Place of incorporation or registration and operations	Nominal value of issued ordinary/ registered share capital and class of shares held	Percentage of equity attributable to the Company		Principal activities
			Direct	Indirect
China Metro-Rural Exchange Limited ( )	Hong Kong	HK$10,000 Ordinary	100	—	Investment holding
* (China Northeast Logistics City Co. Ltd*)	PRC	US$25,000,000	—	100	Property development and investment
** (Tieling North Asia Development Co. Ltd.*)	PRC	RMB5,000,000	—	100	Not yet commenced operation
(Tieling North Asia Property Management Co. Ltd.**)	PRC	RMB500,000	—	100	Not yet commenced operation
** (Tieling Northeast City Advertising Co. Ltd.*)	PRC	RMB300,000	—	100	Not yet commenced operation

CHINA METRO-RURAL LIMITED

(Formerly known as “Mega Dragon Limited”)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2009, 2008 and 2007

*	Established during the year ended March 31, 2008
**	Established during the year ended March 31, 2009

Note 13—Construction Contract

	Group
	2009 HK$	2008 HK$	2007 HK$
Contract costs incurred plus recognised profits less recognized losses to date	14,763,321	5,117,460	—
Less: Progress billings	—	—	—

Gross amount due from a contract customer	14,763,321	5,117,460	—

At March 31, 2009, 2008 and 2007, no retention was held by the customer for the contract works.

At March 31, 2009, 2008 and 2007, advances received from the customer for the contract works included in deposit received amounted to HK$14,491,113, HK$11,965,433 and nil, respectively.

Deposits received

Other than the deposit received from the contract customer as set out above, the deposits received as of March 31, 2009 and 2008 also included down payment received from buyers in connection with the Group’s sale or pre-sale of properties during each of the years. Such amounts held by the Group are non-interest-bearing.

Note 14—Completed Properties For Sale

All the Group’s completed properties held for sale are located in Mainland China and are held under medium term leases. All the completed properties held for sale are stated at cost.

Note 15—Trade Receivables

Trade receivables represent receivables from sale of properties. The payment terms of the sale of properties are stipulated in the relevant sale and purchase agreements. Overdue balances are reviewed regularly by senior management. Trade receivables are non-interest-bearing.

An ageing analysis of the trade receivables as of the end of each reporting period, based on payment due date, is as follows:

	Group
	2009 HK$	2008 HK$	2007 HK$
Nether past due or impaired	113,212	—	—

Receivables that were neither past due nor impaired relate to customers for whom there was no recent history of default.

CHINA METRO-RURAL LIMITED

(Formerly known as “Mega Dragon Limited”)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2009, 2008 and 2007

Note 16—Deposits for Acquisition of Land Use Rights

As of March 31, 2008, the balance represented deposits for acquisitions of two parcels of land in Tieling, Mainland China. The land use rights of these two parcels of land were obtained in April 2008.

Note 17—Prepayments and Other Receivables

	Group
	2009 HK$	2008 HK$	2007 HK$
Prepayments	7,908,161	10,232	780
Other receivables (Note (a))	116,963,231	2,226,623	—

	124,871,392	2,236,855	780

(a)	During the year ended March 31, 2009, the Group disposed of a property development project under construction to an entity designated by the PRC local government authority, (Tieling Tian Shui Properties Management Co. Ltd.*), (the “Buyer”) at a consideration of HK$115,064,894 (the “Receivable”). As of March 31, 2009, the Receivable was included in “Other receivable” of the consolidated statement of financial position. Further details of the disposal are set out in note 24(a) to the financial statements.

Subsequent to March 31, 2009, the PRC local government, the Buyer and the Group entered into a memorandum in December 2009 pursuant to which the PRC local government and the Buyer agreed that the Receivable can be utilized by the Group as part of the future land acquisition consideration in Tieling, Mainland China. Accordingly, the Receivable was subsequently transferred to deposits for acquisition of land.

*	For identification purpose only

Note 18—Balances with Shareholders, Related Parties and a Director

The balances with shareholders, related parties and a director are unsecured, interest-free and repayable on demand except for the loans from shareholders of HK$200,000,000, which are confirmed by the shareholders and directors as quasi-equity in nature and not repayable within one year from the end of each reporting period.

Subsequent to March 31, 2009, the amounts due from related parties were fully settled.

Note 19—Restricted Bank Balances, and Cash and Cash Equivalents

	2009 HK$	2008 HK$	2007 HK$
Cash and bank balances	96,175,225	240,228,940	—
Less: Restricted bank balances (Note (a))	(85,409,376)	—	—

Cash and cash equivalents	10,765,849	240,228,940	—

(a)	Pursuant to the relevant mortgage facility agreement signed by the Group with a bank, the Group is required to place sale proceeds of their properties at a designated bank account. The deposit can only be used for the payment of property development costs incurred by the Group and the repayment of the relevant loan.

CHINA METRO-RURAL LIMITED

(Formerly known as “Mega Dragon Limited”)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2009, 2008 and 2007

(b)	Cash at banks earn interest at floating rates based on daily bank deposit rates. Short term time deposits are made for varying periods of between one day and three months depending on the immediate cash requirements of the Group, and earn interest at the respective short term time deposit rates. The bank balances are deposited with creditworthy banks with no recent history of default.
(c)	At March 31, 2009 and 2008, the cash and bank balances of the Group denominated in Renminbi (“RMB”) amounted to HK$95,876,744 and HK$237,656,811, respectively. The RMB is not freely convertible into other currencies, however, under Mainland China Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for other currencies through banks authorized to conduct foreign exchange business.

Note 20—Trade Payables, Other Payables and Accruals

	2009 HK$	2008 HK$	2007 HK$
Trade payables	65,856,801	133,605,244	—
Other payables	14,592,283	15,205,731	—
Accruals	1,971,008	900,000	—

	82,420,092	149,710,975	—

The trade payables are non interest-bearing and are normally settled on 60 day terms. Retention monies payable in respect of construction work of HK$3,016,219 and HK$2,191,798 as of March 31, 2009 and 2008, respectively, included in the above trade payables are payable within the operating cycle.

Note 21—Interest Bearing Bank Borrowing

	Effective interest rate (%)	Maturity	2009 HK$	2008 HK$	2007 HK$
Current

Bank loan—secured	People’s Bank of China lending rate of loan with 1 - 3 years maturity	Repayable on demand	113,211,819	—	—

The Group’s bank loan is secured by:

(i)	one of the Group’s land use rights with net carrying value of HK$9,214,453 as of March 31, 2009 (note 9);

(ii)	joint and several personal guarantee of HK$121,000,000 provided by the Company’s directors; and

(iii)	corporate guarantee of HK$121,000,000 provided by China Metro-Rural Exchange Limited.

The Group’s bank borrowing is denominated in RMB as of March 31, 2009.

CHINA METRO-RURAL LIMITED

(Formerly known as “Mega Dragon Limited”)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2009, 2008 and 2007

Note 22—Deferred Tax

Deferred tax liability

	Revaluation of investment properties
	2009 HK$	2008 HK$	2007 HK$
At beginning of year	6,178,887	—	—
Deferred tax charged to the income statement during the year (note 6)	1,638,906	5,848,001	—
Exchange realignment	134,414	330,886	—

At end of year	7,952,207	6,178,887	—

Note 23—Share Capital

	2009 HK$	2008 HK$	2007 HK$
Authorized
50,000 ordinary shares of US$1 each	390,000	390,000	390,000

Issued and fully paid:
100 ordinary shares of US$1 each	780	780	780

On January 8, 2007 (date of incorporation), the Company’s authorized share capital was US$50,000 divided into 50,000 ordinary shares of US$1 each. 100 ordinary shares of US$1 each were issued at par upon incorporation as subscriber’s shares.

CHINA METRO-RURAL LIMITED

(Formerly known as “Mega Dragon Limited”)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2009, 2008 and 2007

Note 24—Notes to the Consolidated Statements of Cash Flows

Major non-cash transactions

(a)	During the year ended March 31, 2009, the Group disposed of all assets and liabilities, together with all related commitment and contingent liabilities thereof, in relation to a property development project at a consideration of HK$115,064,894 to an independent third party. Details of the assets and liabilities of the project upon disposal are as follows:

	2009 HK$	2008 HK$	2007 HK$
Net liabilities disposed of:
Property, plant and equipment (Note (8))	372,920	—	—
Properties under development (Note (11))	656,846,171	—	—
Prepayment, deposits and other receivables	33,481,708	—	—
Tax recoverable	2,594,181	—	—
Cash and bank balances	208,644,635	—	—
Deposits received	(579,652,968)	—	—
Interest-bearing bank borrowings	(339,758,544)	—	—

Net liabilities	(17,471,897)	—	—
Gain on disposal of a property development project	132,536,791	—	—

	115,064,894	—	—

Satisfied by: The Receivable (Note (17))	115,064,894	—	—

An analysis of the net outflow of cash and cash equivalents in respect of the disposal of a property development project is as follows:

Cash and bank balances disposed of and net cash outflow of cash and cash equivalents in respect of the disposal of a property development project	(208,644,635)	—	—

(b)	During the year ended March 31, 2009, deposits for acquisition of land use rights of HK$104,601,898 are transferred to prepaid land lease payments upon the issue of land use rights certificates to the Group.

Note 25—Contingent Liabilities

At the end of each reporting period, the Group did not have any significant contingent liabilities.

Note 26—Pledge of Assets

Details of the Group’s bank loan which is secured by the assets of the Group, are included in note 21 to the financial statements.

CHINA METRO-RURAL LIMITED

(Formerly known as “Mega Dragon Limited”)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2009, 2008 and 2007

Note 27—Commitments

The Group had the following capital commitments at the end of each reporting period:

	2009 HK$	2008 HK$	2007 HK$
Contracted, but not provided for:
Capital expenditure for properties under development and investment properties	28,303,808	1,207,027,308	—

Upon disposal of a property development project as disclosed in note 24(a) to the financial statements, the Group’s commitments in respect of the related properties under development were also transferred to the Buyer.

Note 28—Related Party Transactions

(a)	In addition to the transactions and balances disclosed elsewhere in these financial statements, the Group did not have any material transactions with related parties during the years ended March 31, 2009, 2008 and 2007.

(b)	Compensation of key management personnel of the Group:

	2009 HK$	2008 HK$	2007 HK$
Short term employee benefits	1,954,156	—	—
Post-employment benefits	15,000	—	—

	1,969,156	—	—

Note 29—Financial Instruments by Category

The carrying amounts of each of the categories of financial instruments as of the end of each reporting period are as follows:

Loans and receivables

	2009 HK$	2008 HK$	2007 HK$
Trade receivables	113,212	—	—
Other receivables	124,871,392	2,226,623	—
Due from related parties	93,873,235	—	—
Restricted bank balances	85,409,376	—	—
Cash and cash equivalents	10,765,849	240,228,940	—

	315,033,064	242,455,563	—

CHINA METRO-RURAL LIMITED

(Formerly known as “Mega Dragon Limited”)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2009, 2008 and 2007

Financial liabilities at amortized cost

	2009 HK$	2008 HK$	2007 HK$
Trade payables and other payables	82,420,092	149,710,975	—
Interest-bearing bank borrowing	113,211,819	—	—
Due to a director	539,000	—	28,200

	196,170,911	149,710,975	28,200

Note 30—Financial Risk Management Objectives and Policies

The Group’s major financial instruments include cash and cash equivalents, restricted bank balances, amounts due from related parties and a director, and interest-bearing bank borrowing. The purpose of these financial instruments is to raise finance for the Group’s operations. The Group has various other financial assets and liabilities such as trade and other receivables, and trade and other payables, which arise directly from its operations. The risks associated with these financial instruments, include interest rate risk, credit risk and liquidity risk, and the policies on how to mitigate these risks are set out below. The board of directors meets periodically to analyse and formulate measures to manage the Group’s exposure to different risks arising from the use financial instruments. Generally, the Group employs conservative strategies regarding its risk management. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

(a) Interest rate risk

The Group’s exposure to interest rate risk relates primarily to floating-rate bank borrowing. As the Group has some interest-bearing assets, the Group’s income and operating cash flows will be affected by the changes of market interest rates.

As interest expense related to the Group’s borrowings were utilized for property construction and were capitalized when incurred, management does not anticipate any significant impact resulting from changes in interest rate.

(b) Credit risk

It is the Group’s policy that all customers are required to pay deposit in advance of the purchase of properties.

The credit risk of the Group’s other financial assets, which mainly comprise cash and cash equivalents, restricted bank balances, other receivables and amounts due from related parties, arise from default of the counterparty, with a maximum exposure equal to the carrying amounts of these instruments.

(c) Liquidity risk

The Group monitors its risk of a shortage of funds by regularly reviewing its cash flow forecast. The cash flow forecast considers the maturity of both its financial instruments and financial assets and projected cash flows from operations. The Group will consistently maintain a prudent financing policy and ensure that it maintains sufficient cash and credit lines to meet its liquidity requirements. The interest-bearing bank borrowing

CHINA METRO-RURAL LIMITED

(Formerly known as “Mega Dragon Limited”)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2009, 2008 and 2007

is repayable in eight equal quarterly installments starting from 1 year after the drawdown date. However, the borrowing is all classified under current liabilities because, pursuant to the bank facility letter, the bank has unconditional overriding right to demand for repayment before maturity.

The maturity profile of the financial liabilities as of the end of each reporting period, based on the contractual undiscounted payments, is as follows:

2009

	On demand HK$	Within 1 year HK$	Total HK$
Trade payables and other payables	—	80,449,084	80,449,084
Interest-bearing bank borrowing	113,211,819	—	113,211,819
Due to a director	—	539,000	539,000

	113,211,819	80,988,084	194,199,903

2008

Within 1 year HK$
Trade payables and other payables	148,810,975

2007

Within 1 year HK$
Due to a director	28,200

(d) Capital Management

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximizing the return to stakeholders and supporting its operations through the optimization of the bank borrowings and equity balances.

The capital structure of the Group consists of bank borrowing, loans from shareholders, cash and cash equivalents, restricted bank balances and equity attributable to owners of the Group, comprising issued share capital and reserves.

The management of the Group reviews the capital structure periodically. As a part of this review, the management of the Group considers costs of capital, its bank covenant obligations and the risks associated with issued share capital and will balance its overall capital structure through the maintenance of appropriate level of debts.

The management of the Group monitors its capital structure using the gearing ratio. This ratio is calculated as net debt divided by shareholders’ equity plus net debt. Net debt are calculated as interest-bearing bank borrowing less restricted bank balances, and cash and cash equivalents. Capital includes loans from shareholders

CHINA METRO-RURAL LIMITED

(Formerly known as “Mega Dragon Limited”)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2009, 2008 and 2007

and equity attributable to owners of the Company. There were no calculations of gearing ratios as of March 31, 2008 and 2007 since there were no interest-bearing bank borrowings at the end of the respective reporting period. The gearing ratio as of March 31, 2009 was as follows:

HK$
Interest-bearing bank borrowing	113,211,819
Restricted bank balances	(85,409,376)
Cash and bank balances	(10,765,849)

Net debt	17,365,594

Shareholders’ equity	102,052,686
Loans from shareholders	200,000,000

Capital	302,052,686

Capital and net debt	319,628,280
Gearing ratio	0.05

Note 31—Event After the Reporting Period

In August 2009, an additional HK$100 million loan was obtained from the shareholders of the Company for the Group’s property development and operation.

Note 32—Approval of the Financial Statements

The financial statements were approved and authorized for issue by the board of directors on February 26, 2010.

Unaudited Interim Financial Report

CHINA METRO-RURAL LIMITED

(Formerly known as “Mega Dragon Limited”)

(Incorporated in the Cayman Islands with limited liability)

Nine months ended December 31, 2009

CHINA METRO-RURAL LIMITED

(Formerly known as “Mega Dragon Limited”)

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT

Nine months ended December 31, 2009

	Nine months ended
	December 31, 2009 HK$ (Unaudited)	December 31, 2008 HK$ (Unaudited)
Revenue (Note (3))	177,014,203	—
Cost of sales	(108,053,122)	—

Gross profit	68,961,081	—
Other income (Note (3))	31,325,055	2,423,011
Gain on disposal of a property development project (Note (4))	—	132,536,791
Changes in fair values of investment properties	145,855,716	7,528,634
Selling expenses	(7,370,258)	(9,746,990)
Administrative expenses	(26,539,399)	(14,228,914)

Profit before tax (Note (6))	212,232,195	118,512,532
Income tax expense (Note (7))	(62,679,404)	(28,038,392)

Profit for the period	149,552,791	90,474,140

Attributable to:
Owners of the Company	149,692,751	90,474,140
Minority interests	(139,960)	—

Profit for the period	149,552,791	90,474,140

Earnings Per Share Attributable to Owners of the Company (Note (8))
Basic and diluted For profit for the year	1,495,528	904,741

CHINA METRO-RURAL LIMITED

(Formerly known as “Mega Dragon Limited”)

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Nine months ended December 31, 2009

	Nine months ended
	December 31, 2009 HK$ (Unaudited)	December 31, 2008 HK$ (Unaudited)
Profit for the Period	149,552,791	90,474,140

Other Comprehensive Income for the Period, Net of Tax:
Exchange differences on translation of foreign operations attributable to:
Owners of the Company	636,965	4,411,297
Minority interests	12,221	—

	649,186	4,411,297

Total Comprehensive Income for the Period, Net of Tax	150,201,977	94,885,437

Attributable to:
Owners of the Company	150,329,716	94,885,437
Minority interests	(127,739)	—

Total Comprehensive Income for the Period, Net of Tax	150,201,977	94,885,437

CHINA METRO-RURAL LIMITED

(Formerly known as “Mega Dragon Limited”)

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

December 31, 2009

	December 31, 2009 HK$ (Unaudited)	December 31, 2008 HK$ (Audited)
Non-Current Assets
Property, plant and equipment (Note (9))	5,330,159	4,566,227
Prepaid land lease payments (Note (10))	27,845,133	29,969,129
Investment properties (Note (11))	238,743,337	47,322,540
Properties under development (Note (12))	385,042,618	87,375,394
Deposits for acquisition of land use rights (Note (4))	115,231,938	—

Total non-current assets	772,193,185	169,233,290

Current Assets
Prepaid land lease payments (Note (10))	593,176	623,331
Completed properties held for sale	106,131,983	213,533,738
Construction contract	14,790,111	14,763,321
Trade receivables	139,503	113,212
Prepayments and other receivables	41,907,275	124,871,392
Loan receivable (Note (13))	90,733,810	—
Due from related parties	—	93,873,235
Restricted bank balances	149,005,830	85,409,376
Cash and cash equivalents	126,312,664	10,765,849

Total current assets	529,614,352	543,953,454

Total Assets	1,301,807,537	713,186,744

Current Liabilities
Trade payables, other payables and accruals	92,993,635	82,420,092
Deposits received	116,898,184	181,935,230
Interest-bearing bank borrowings	99,240,105	113,211,819
Due to a director	—	539,000
Tax payable	46,647,819	25,074,930

Total current liabilities	355,779,743	403,181,071

Net Current Assets	173,834,609	140,772,383

Total Assets Less Current Liabilities	946,027,794	310,005,673

Non-Current Liabilities
Interest-bearing bank borrowings	340,251,786	—
Deferred tax liability	44,459,516	7,952,207
Loans from shareholders (Note (14))	300,000,000	200,000,000

Total non-current liabilities	684,711,302	207,952,207

Net assets	261,316,492	102,053,466

Total Liabilities	1,040,491,045	611,133,278

Equity
Equity attributable to owners of the Company
Issued capital	780	780
Reserves	252,382,402	102,052,686

	252,383,182	207,952,207
Minority interests	8,933,310	—

Total equity	261,316,492	102,053,466

Total Equity and Liabilities	1,301,807,537	713,186,744

CHINA METRO-RURAL LIMITED

(Formerly known as “Mega Dragon Limited”)

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Nine months ended December 31, 2009

	Attributable to owners of the Company				Minority interests HK$	Total equity HK$
	Issued capital HK$	Exchange fluctuation reserve HK$	Retained profits HK$	Total HK$
At April 1, 2009	780	18,453,858	83,598,828	102,053,466	—	102,053,466
Total comprehensive income for the period	—	636,965	149,692,751	150,329,716	(127,739)	150,201,977
Capital contribution from minority shareholders of a subsidiary	—	—	—	—	9,061,049	9,061,049

At December 31, 2009	780	19,090,823	233,291,579	252,383,182	8,933,310	261,316,492

At April 1, 2008	780	13,876,747	(1,255,635)	12,621,892	—	12,621,892
Total comprehensive income for the period	—	4,411,297	90,474,140	94,885,437	—	94,885,437

At December 31, 2008	780	18,288,044	89,218,505	107,507,329	—	107,507,329

CHINA METRO-RURAL LIMITED

(Formerly known as “Mega Dragon Limited”)

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

Nine months ended December 31, 2009

	Nine months ended
	December 31, 2009 HK$ (Unaudited)	December 31, 2008 HK$ (Unaudited)
Net Cash Inflow/(Outflow) from:
Operating activities	(120,157,219)	(317,139,489)
Investing activities	(199,174,819)	(265,032,299)
Financing activities	434,877,006	395,301,559

Net increase/(decrease) in cash and cash equivalents	115,544,968	(186,870,229)

Cash and cash equivalents at beginning of period	10,765,849	240,228,940
Effect of foreign exchange rate changes, net	1,847	6,440,844

Cash and cash equivalents at end of period	126,312,664	59,799,555

CHINA METRO-RURAL LIMITED

(Formerly known as “Mega Dragon Limited”)

NOTES TO UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

31 March 2009, 2008 and 2007

Note 1—Corporate Information

China Metro-Rural Limited (the “Company”) is a limited company incorporated in the Cayman Islands on January 8, 2007. Its registered office is located at Scotia Centre, 4th Floor, P.O. Box 2804, George Town, Grand Cayman KY1-1112, Cayman Islands.

During the nine months ended December 31, 2009, the Company and its subsidiaries (collectively referred to as the “Group”) were principally engaged in property development and property investment in the People’s Republic of China (the “PRC”).

Pursuant to a resolution of the board of directors passed on January 5, 2010, the name of the Company was changed from Mega Dragon Limited to China Metro-Rural Limited.

In the opinion of the directors, the Company’s immediate holding company is Kind United Holdings Limited (“Kind United”), a company incorporated in the British Virgin Islands.

The Group operates as one operating and reportable segment in real estate industry because the chief operating decision maker reviews the operating results of the entire Group to make decisions about allocating resources and assessing performance of the entire Group.

Note 2.1—Basis of Preparation and Accounting Policies

These unaudited condensed consolidated interim financial statements for the nine months ended December 31, 2009 are prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting issued by International Accounting Standards Board (“IASB”). They have been prepared under the historical cost convention, except for investment properties that have been measured at fair value. These financial statements are presented in Hong Kong dollars (“HK$”).

The significant accounting policies and basis of preparation adopted in the preparation of unaudited interim condensed financial statements for the period under review are consistent with those used in the Group’s annual financial statements for the years ended March 31, 2009, 2008 and 2007.

The unaudited condensed consolidated interim financial statements do not include all the information and disclosures required in the audited financial statements for the years ended March 31, 2009, 2008 and 2007, and should be read in conjunction with the audited financial statements for the years ended March 31, 2009, 2008 and 2007.

CHINA METRO-RURAL LIMITED

(Formerly known as “Mega Dragon Limited”)

NOTES TO UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS—(Continued)

31 March 2009, 2008 and 2007

Note 2.2—Impact of Issued But Not Yet Effective International Financial Reporting Standards

The Group has not applied the following new and revised International Financial Reporting Standards that have been issued but are not yet effective, in these financial statements:

IAS 24 (Revised)	Related Party Disclosure (Note (e))

IAS 27	Consolidated and Separate Financial Statements (Note (a))

IAS 32 (Amendments)	Amendment to IAS 32 Financial Instruments: Presentation—Classification of Rights Issues (Note (c))

IAS 39 (Amendments)	Amendment to IAS 39 Financial Instruments: Recognition and Measurement—Eligible Hedged Items (Note (a))

IFRS 1 (Revised)	First-time Adoption of Hong Kong Financial Reporting Standards (Note (a))

IFRS 1 (Amendments)	Amendment to IFRS 1 First-time Adoption of International Financial Reporting Standards—Additional Exemptions for First-time Adoptors (Note (b))

IFRS 2 (Amendments)	Amendments to IFRS 2 Share-based Payment—Group Cash-settled Share-based Payment Transactions (Note (b))

IFRS 3 (Amendments)	Business Combination (Note (a))

IFRS 9	Financial Instruments (relating to the classification and measurement of financial assets) (Note (f))

IFRIC-Int 14 (Amendments)	Amendments to IFRIC 14 Prepayments of a Minimum Funding Requirement (Note (e))

IFRIC-Int 17	Distribution of Non-cash Assets to Owners (Note (a))

IFRIC-Int 19	Extinguishing Financial Liabilities with Equity Instruments (Note (d))

Amendments to IFRS 5 included in Improvements to IFRSs issued in October 2008	Amendments to IFRS 5 Non-current Assets Held for Sale and Discontinued Operations-Plan to Sell the Controlling Interest in a Subsidiary (Note (a))

Apart from the above, IASB has issued Improvements to IFRSs 2009 which sets out amendments to a number of IFRSs primarily with a view to removing inconsistencies and clarifying wording. The amendments to IFRS 2, IAS 38, IFRIC-Int 9 and IFRIC-Int 16 are effective for annual periods beginning on or after 1 July 2009 while the amendments to IFRS 5, IFRS 8, IAS 1, IAS 7, IAS 17, IAS 38 and IAS 39 are effective for annual periods beginning on or after 1 January 2010 although there are separate transitional provisions for each standard or interpretation.

Notes:

(a) Effective for annual periods beginning on or after July 1, 2009

(b) Effective for annual periods beginning on or after January 1, 2010

CHINA METRO-RURAL LIMITED

(Formerly known as “Mega Dragon Limited”)

NOTES TO UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS—(Continued)

31 March 2009, 2008 and 2007

(c) Effective for annual periods beginning on or after February 1. 2010

(d) Effective for annual periods beginning on or after July 1, 2010

(e) Effective for annual periods beginning on or after January 1, 2011

(f) Effective for annual periods beginning on or after January 1, 2013

The Group is in the process of making an assessment of the impact of these new and revised IFRSs upon initial application. So far, the Group considers that these new and revised IFRSs are unlikely to have a material impact on the results of operations and financial position of the Group.

Note 3—Revenue and Other Income

Revenue, which is also the Group’s turnover, represents the net invoiced value of completed properties sold during the period.

An analysis of revenue and other income is as follows:

	Nine months ended
	December 31, 2009 HK$ (Unaudited)	December 31, 2008 HK$ (Unaudited)
Revenue
Sale of properties	177,014,203	—

Other income
Contract revenue	—	9,511,432
Less: Contract costs	—	(7,790,829)
Outgoings	—	(475,571)

Net contract income	—	1,245,032
Government subsidies	30,870,354	—
Bank interest income	362,947	1,152,843
Others	91,754	25,136

	31,325,055	2,423,011

Note 4—Gain on Disposal of a Property Development Project

During the last period, the Group disposed of all assets and liabilities, together with all related commitment and contingent liabilities thereof, in relation to a property development project to an independent third entity, (the “Buyer”) at a total cash consideration of HK$115,064,894 (the “Receivable”) and recognized a gain on disposal of HK$132,536,791.

During the current period, the PRC local government, the Buyer and the Group entered into a memorandum in December 2009 pursuant to which the PRC local government and the Buyer agreed that the Group is able to utilize the Receivable as part of the future land acquisition consideration in Tieling, Mainland China. Accordingly, the Receivable was transferred to deposits for acquisition of land during the current period.

CHINA METRO-RURAL LIMITED

(Formerly known as “Mega Dragon Limited”)

NOTES TO UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS—(Continued)

31 March 2009, 2008 and 2007

Note 5—Finance Costs

	Nine months ended
	December 31, 2009 HK$ (Unaudited)	December 31, 2008 HK$ (Unaudited)
Interest on bank borrowings, wholly repayable within five years	18,163,531	1,040,631

Total interest expense	18,163,531	1,040,631
Less: Interest capitalized	(18,163,531)	(1,040,631)

	—	—

Note 6—Profit Before Tax

The Group’s profit before tax is arrived at after charging:

	Nine months ended
	December 31, 2009 HK$ (Unaudited)	December 31, 2008 HK$ (Unaudited)
Cost of properties sold	108,053,122	—
Depreciation	492,265	446,259
Amortization of prepaid land lease payments	444,428	438,662
Employee benefits expense (including directors’ remuneration):
Wages and salaries	7,230,250	10,100,668
Pension scheme contributions	414,423	531,862

	7,644,674	10,632,530

Minimum lease payment under operating lease:
Office premises	15,410	—

Note 7—Income Tax

	Nine months ended
	December 31, 2009 HK$ (Unaudited)	December 31, 2008 HK$ (Unaudited)
Current:
PRC corporate income tax	15,026,396	26,156,234
PRC land appreciation tax	11,189,079	—
Deferred	36,463,929	1,882,158

Total tax charge for the period	62,679,404	28,038,392

CHINA METRO-RURAL LIMITED

(Formerly known as “Mega Dragon Limited”)

NOTES TO UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS—(Continued)

31 March 2009, 2008 and 2007

PRC corporate income tax

Pursuant to then applicable PRC national and local tax laws, the Group’s subsidiaries located in Mainland China were subject to corporation income tax at the statutory rate of 33% during the calendar year 2007.

During the 5th session of the 10th National People’s Congress, which was concluded on March 16, 2007, the PRC Corporate Income Tax Law (the “New Corporate Income Tax Law”) was approved and became effective on January 1, 2008. The New Corporate Income Tax Law introduces a wide range of changes which include, but are not limited to, the unification of the income tax rates for domestic-invested and foreign-invested enterprises, which results in a reduction of income tax rate from 33% to 25%.

PRC land appreciation tax

PRC land appreciation tax is levied at progressive rates ranging from 30% to 60% on the appreciation of land value, being the proceeds of sales of properties less deductible expenditures including amortization of land use rights, borrowing costs and all property expenditures.

Note 8—Earnings Per Share Attributable to Owners of the Company

The calculation of basic earnings per share amounts is based on the profit of HK$149,692,751 for the nine months ended December 31, 2009 (nine months ended 2008: HK$90,474,140) attributable to owners of the Company, and the weighted average number of ordinary shares of 100 in issue during the nine months ended December 31, 2009 (nine months ended December 31, 2008: 100).

No adjustment has been made to the basic earnings per share amounts presented for the nine months ended December 31, 2009 and 2008 in respect of a dilution as the Group had no potentially dilutive ordinary shares in issue during these periods.

Note 9—Property, Plant and Equipment

During the nine months ended December 31, 2009, the Group acquired property, plant and equipment of approximately HK$1,255,000 (nine months ended December 31, 2008: HK$903,000).

Note 10—Prepaid Land Lease Payments

During the nine months ended December 31, 2009, the Group has transferred certain portion of land use rights at carrying value of approximately HK$1,584,000 to investment properties (nine months ended December 31, 2008: nil). The Group’s prepaid land lease payments are held under medium term leases and are situated in Mainland China. As of December 31, 2009, certain of the above prepaid land lease payments with carrying value of approximately HK$26,815,000 (March 31, 2009: HK$9,214,453) was pledged against the bank borrowings granted to the Group.

Note 11—Investment Properties

During the nine months ended December 31, 2009, the Group has transferred certain portion of land use rights at carrying value of approximately HK$1,460,130 (nine months ended December 31, 2008: Nil) and capitalized construction costs of approximately HK$43,867,291 (nine months ended December 31, 2008:

CHINA METRO-RURAL LIMITED

(Formerly known as “Mega Dragon Limited”)

NOTES TO UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS—(Continued)

31 March 2009, 2008 and 2007

HK$13,365,877 to investment properties under construction. The Group’s investment properties are all under construction located in the PRC and are held under medium term lease. During the nine months ended December 31, 2009, the fair value gain of investment properties under construction recognized in the consolidated income statement is HK$145,855,716 (nine months ended December 31, 2008: HK$7,528,634).

The Group’s investment properties under construction were revalued on December 31, 2009 by Savills Valuation and Professional Services Limited, independent professionally qualified valuers, at HK$238,743,337 (December 31, 2008: HK$47,258,338). The fair value of investment properties under construction is determined on the basis of residual method. However, using this method to value investment properties under construction also requires considering the significant risks which are relevant to the development process, including but not limited to construction and letting risks.

Note 12—Properties Under Development

During the nine months ended December 31, 2009, the Group capitalized construction costs of approximately HK$261,024,972 (nine months ended December 31, 2008: HK$491,533,699) as properties under development. The Group’s properties under development located in the PRC and are held under medium term lease.

Note 13—Loan Receivable

Pursuant to an agreement entered into between the Group and Tieling Finance Bureau, ( ), a sum of RMB80,000,000 (equivalent to approximately HK$90,733,810) was advanced to Tieling Finance Bureau on December 7, 2009. The advance is unsecured, interest-free and repayable on March 6, 2010. Subsequent to the end of current reporting period, on February 1, 2010, the advance was settled in full by Tieling Finance Bureau.

Note 14—Loans from Shareholders

In August 2009, an additional HK$100 million loan was obtained from the shareholders of the Company for the Group’s property development and operation.

Note 15—Commitments

The Group had the following capital commitments at the end of the reporting period:

	December 31, 2009 HK$	March 31, 2009 HK$
Contracted, but not provided for:
Capital expenditure for properties under development and investment properties	145,235,634	28,303,808

At the end of the reporting period, the Company did not have any significant commitments.

CHINA METRO-RURAL LIMITED

(Formerly known as “Mega Dragon Limited”)

NOTES TO UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS—(Continued)

31 March 2009, 2008 and 2007

Note 16—Operating Lease Arrangement

The Group leases its office property under an operating lease arrangement. Lease for the property is negotiated for terms of 3 years.

As of December 31, 2009, the Group had total future minimum lease payments under non-cancellable operating leases falling due as follows:

	December 31, 2009 HK$	March 31, 2009 HK$
Within one year	369,840	—
In the second to fifth years, inclusive	724,270	—

	1,094,110	—

Note 17—Related Party Transactions

(a) In addition to the transactions and balances disclosed elsewhere in the unaudited interim condensed consolidated financial statements, the Group did not have any material transactions with related parties for the nine months ended December 31, 2009 (nine months ended December 31, 2008: nil).

(b)	Compensation of key management personnel of the Group:

	Nine months ended
	December 31, 2009 HK$	December 31, 2008 HK$
Current:
Short term employee benefits	309,068	1,021,723
Post-employment benefits	7,000	9,000

	316,068	1,030,723

Note 18—Approval of the Condensed Consolidated Interim Financial Statements

The unaudited interim condensed financial statements for the nine months ended December 31, 2009 were approved and authorized for issue by the board of directors on February 26, 2010.

ANNEXES

Annex A:	Amendment to Amended and Restated Memorandum and Articles of Association
Annex B:	Agreement and Plan of Merger, dated as of February 19, 2010, by and among MSBVI, China Metro-Rural Limited, a Cayman Islands company, and Creative Gains Limited, a British Virgin Islands company and wholly owned subsidiary of MSBVI

ANNEX A

AMENDMENT TO AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION

TERRITORY OF THE BRITISH VIRGIN ISLANDS

BVI BUSINESS COMPANIES ACT, 2004

AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

China Metro-Rural Holdings Limited

(Adopted by way of resolution of members on 19 March 2010)

1.	NAME

The name of the company is China Metro-Rural Holdings Limited (the “Company”).

2.	STATUS

The Company is a company limited by shares.

The Company was first incorporated as an international business company under the International Business Companies Act (Cap.291) on 31 January 2002 and immediately prior to its automatic re-registration under the BVI Business Companies Act 2004 on 1 January 2007 was governed by the International Business Companies Act (Cap.291).

3.	REGISTERED OFFICE AND REGISTERED AGENT

As at the date of filing the Notice of Election to Disapply Part IV of the BVI Business Companies Act, the registered office of the Company was Omar Hodge Building, Wickhams Cay I, P.O. Box 362, Road Town, Tortola, British Virgin Islands; and

As at the date of filing the Notice of Election to Disapply Part IV of the BVI Business Companies Act, the registered agent of the Company was Caribbean Corporate Services Limited of Omar Hodge Building, Wickhams Cay I, P.O. Box 362, Road Town, Tortola, British Virgin Islands.

4.	CAPACITY AND POWERS

Subject to the Act and any other British Virgin Islands legislation, the Company has, irrespective of corporate benefit:

a.	full capacity to carry on or undertake any business or activity, do any act or enter into any transaction; and

b.	for the purposes of paragraph (a), full rights, powers and privileges.

5.	NUMBER AND CLASSES OF SHARES

The Company is authorised to issue a maximum number of 1,000,200,000 shares of US$0.001 each divided into 200,000 preferred shares of US$0.001 each (the “Preferred Shares”) and 1,000,000,000 ordinary shares of US$0.001 each (the “Ordinary Shares”).

6.	RIGHTS ATTACHING TO SHARES

6.1	The rights, preferences and privileges of the Preferred Shares are as follows:—

Dividends.  The holders of Preferred Shares shall be entitled to receive, when and as declared by the Board of Directors out of any funds legally available therefor, a dividend per share equal to any dividends per share declared on the Ordinary Shares. The right to such dividends on Preferred Shares shall not be cumulative, and no right shall accrue to the holders of such shares by reason of the Board’s failure to pay or declare and set apart dividends thereon.

Liquidation Preference.  In the event of any liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, the holders of Preferred Shares shall be entitled to be paid first out of the assets of the Company available for distribution to holders of the Company’s shares of all classes an amount equal to US$25 per Preferred Share, and no more, before any distribution of assets. If the assets of the Company shall be insufficient to permit the payment in full to the holders of the Preferred Shares of the amounts thus distributable, then the entire assets of the Company available for such distribution shall be distributed ratably among the holders of the Preferred Shares in proportion to the full preferential amount each such holder is otherwise entitled to receive.

Voting Rights.  The holders of the Preferred Shares shall, as a class, be entitled to such number of votes as shall constitute three million one hundred ninety-one thousand two hundred twenty-five (3,191,225) Ordinary Shares (subject to adjustment for stock splits, stock dividends, combinations, and the like upon occurrence of such event, if any) in all matters voted on by the members of the Company and shall be further entitled to such voting rights as may be expressly required by law.

6.2	Each Ordinary Share confers on the holder:

a.	the right to one vote at a meeting of the Members or on any Resolution of Members;

b.	subject to the provisions of Clause 6.1 hereof, the right to an equal share in any Distribution paid by the Company; and

c.	subject to the provisions of Clause 6.1 hereof, the right to an equal share in the distribution of the surplus assets of the Company on a winding up.

7.	VARIATION OF CLASS RIGHTS

The rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not the Company is being wound-up, may be varied with the consent in writing of the holders of a majority of the issued shares of that class or series or with the sanction of a resolution passed by a majority of the votes cast at a separate meeting of the holders of the shares of the class or series.

8.	RIGHTS NOT VARIED BY THE ISSUE OF SHARES PARI PASSU

Rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

9.	REGISTERED SHARES

The Company shall issue registered shares only, and such shares may be in full or fractional form. The Company is not authorised to issue bearer shares, convert registered shares to bearer shares, or exchange registered shares for bearer shares.

10.	AMENDMENT OF MEMORANDUM AND ARTICLES OF ASSOCIATION

Subject to Clause 7, the Company may only amend its Memorandum or Articles by an Ordinary Resolution of Members.

11.	DEFINITIONS

The meanings of words in this Memorandum are as defined in the Articles annexed hereto.

We, Caribbean Corporate Services Limited, of 3 rd Floor, Omar Hodge Building, Wickhams Cay I, P.O. Box 362, Road Town, Tortola, British Virgin Islands for the purpose of disapplying Part IV of the BVI Business Companies Act in relation to the Company hereby sign these Memorandum of Association the 24th day of July, 2009.

Registered Agent

Janice Skelton

Authorised Signatory

Caribbean Corporate Services Limited

ANNEX B

AGREEMENT AND PLAN OF MERGER, DATED AS OF FEBRUARY 19, 2010, BY AND AMONG MSBVI, CHINA METRO-RURAL LIMITED, A CAYMAN ISLANDS COMPANY, AND CREATIVE GAINS LIMITED, A BRITISH VIRGIN ISLANDS COMPANY AND WHOLLY OWNED SUBSIDIARY OF MSBVI*

* The Merger Agreement has been included to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual or financial information about MSBVI, China Metro, or their respective subsidiaries and affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of that agreement and as of specific dates; were solely for the benefit of the parties to the Merger Agreement; may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. You should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of MSBVI, Merger Sub, China Metro or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change (or may have changed), which subsequent information may or may not be fully reflected in public disclosures by MSBVI. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the companies and the Merger that is contained in, or incorporated by reference into, the proxy statement of which this Annex B forms a part.

AGREEMENT AND PLAN OF MERGER

by and among

MAN SANG INTERNATIONAL (B.V.I.) LIMITED,

CREATIVE GAINS LIMITED

CHINA METRO-RURAL LIMITED

and

SIO KAM SENG, AS SHAREHOLDERS’ REPRESENTATIVE

DATED FEBRUARY 19, 2010

B-i

B-ii

B-iii

EXHIBITS

Exhibit A	—	Definitions
Exhibit 1.3(a)	—	Form of Articles of Merger
Exhibit 4.4	—	Form of Shareholder Written Consent
Exhibit 5.9(a)	—	Form of BVI Legal Opinion
Exhibit 5.9(b)	—	Form of PRC Legal Opinion
Exhibit 8.1	—	Specific Indemnities

B-iv

AGREEMENT AND PLAN

OF MERGER

THIS AGREEMENT AND PLAN OF MERGER is made and entered into as of February 19, 2010, by and among MAN SANG INTERNATIONAL (B.V.I.) LIMITED, a company organized and existing under the laws of the British Virgin Islands (“Parent”), CREATIVE GAINS LIMITED , a company organized and existing under the laws of the British Virgin Islands and a wholly-owned subsidiary of Parent (“Merger Sub”), CHINA METRO-RURAL LIMITED, a company organized and existing under the laws of the Cayman Islands that is in the process of being redomiciled to the British Virgin Islands as a business company under the BVI Business Companies Act, 2004 (the “Company”), and Sio Kam Seng, an individual resident of Hong Kong, as representative of the shareholders of the Company pursuant to Section 9.1(a) (the “Shareholders’ Representative”). For purposes of this Agreement, the terms contained in Exhibit A shall have the respective meanings set forth therein.

RECITALS

WHEREAS Parent, Merger Sub and the Company intend to effect a merger of Merger Sub with and into the Company (the “Merger”) in accordance with this Agreement and the laws of the British Virgin Islands (“BVI Law”); and

WHEREAS, the respective boards of directors of Parent, Merger Sub and the Company have approved, adopted and declared advisable this Agreement and the Merger.

NOW, THEREFORE, in consideration of the respective covenants, agreements and representations and warranties set forth herein, the parties to this Agreement, intending to be legally bound, agree as follows:

ARTICLE I

DESCRIPTION OF TRANSACTION

Section 1.1 Merger of Merger Sub into the Company. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the surviving company in the Merger (the “Surviving Company”).

Section 1.2 Effect of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of BVI Law.

Section 1.3 Closing; Effective Time.

(a) Unless otherwise mutually agreed in writing between Parent and the Company, the consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Paul, Hastings, Janofsky & Walker LLP, 22/F Bank of China Tower, 1 Garden Road, Hong Kong, at 9:00 A.M. (Hong Kong Time) on the second (2nd) Business Day following the day on which the last to be satisfied or waived of the conditions set forth in Articles V and VI shall be satisfied or waived in accordance with this Agreement (other than those conditions that by their terms are to be satisfied at the Closing, it being understood that the occurrence of the Closing shall remain subject to the satisfaction or waiver of such conditions at the Closing). The date on which the Closing actually takes place is referred to in this Agreement as the “Closing Date.” Following execution of this Agreement but prior to the adoption of this Agreement and approval of the Merger by the Required Parent Shareholder Vote, articles of merger conforming to the requirements of BVI Law and substantially in the form of Exhibit 1.3(a) (the “Articles of Merger”) shall be duly executed by the Company and Merger Sub and shall be filed with the Registrar of Corporate Affairs of the British Virgin Islands. The Merger

shall become effective upon the date of the registration of the Articles of Merger with the Registrar of Corporate Affairs of the British Virgin Islands, or such later date as Merger Sub and the Company may mutually agree and include in the Articles of Merger (the “Effective Time”).

(b) At the Closing, the Company shall deliver, or cause to be delivered, to Parent the following:

(i) a certificate, dated as of the Closing Date, signed by the principal financial officer of the Company (A) attaching copies of the Organizational Documents of each of the Acquired Companies, (B) attaching a true, correct and complete copy of the share register of the Company as of the Closing Date, (C) certifying that attached thereto are true, correct and complete copies of action by written consent or resolutions duly adopted by the board of directors and the members of the Company which authorize and approve the execution, delivery and performance of this Agreement, a plan of merger as required by BVI Law (the “Plan of Merger”), the Articles of Merger and the consummation of the transactions contemplated hereby, including the Merger, (D) certifying the good standing (or equivalent status in the relevant jurisdiction) of each of the Acquired Companies in its jurisdiction of incorporation and in each other jurisdiction where it is qualified to do business (or equivalent status in the relevant jurisdiction) and that there are no proceedings for the dissolution or liquidation of any of the Acquired Companies, and (E) certifying the incumbency, signature and authority of the officers of the Company authorized to execute, deliver and perform this Agreement and all other documents, instruments or agreements related thereto executed or to be executed by the Company; and

(ii) all other documents required to be entered into by the Company pursuant hereto or reasonably requested by Parent to consummate the Merger or the other transactions contemplated hereby.

(c) At the Closing, Parent and Merger Sub, as applicable, shall deliver, or cause to be delivered, to the Company the following:

(i) a certificate, dated as of the Closing Date, signed by a director of Merger Sub certifying that attached thereto are true, correct and complete copies of action by written consent or resolutions duly adopted by the board of directors and the members of Merger Sub which authorize and approve the execution, delivery and performance of this Agreement, the Plan of Merger, the Articles of Merger and the consummation of the transactions contemplated hereby, including the Merger; and

(ii) all documents required to be entered into or delivered by Parent or Merger Sub at or prior to the Closing pursuant hereto.

Section 1.4 Memorandum and Articles of Association; Directors and Officers.

(a) At the Effective Time, the Memorandum and Articles of Association of the Company shall be the memorandum and articles of association of the Surviving Company from and after the Effective Time, until thereafter changed or amended as provided therein or by applicable Law.

(b) From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable Law, (i) the directors of the Company and Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Company, and (ii) the officers of the Company and Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Company.

Section 1.5 Conversion of Shares.

(a) At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any shareholder of the Company:

(i) subject to Sections 1.8(a) and 1.9, each ordinary share of the Company (each, a “Company Ordinary Share”) outstanding immediately prior to the Effective Time shall be converted into the right to receive that multiple of an ordinary share of Parent, each with a par value of US$0.001 (each, a “Parent Ordinary Share”), equal to the Applicable Multiple; and

(ii) each ordinary share of Merger Sub outstanding immediately prior to the Effective Time shall be converted into one ordinary share of the Surviving Company.

(b) If any Company Ordinary Shares outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option, risk of forfeiture or other condition under any applicable restricted share purchase agreement or other agreement with the Company, then the Parent Ordinary Shares issued in exchange for such Company Ordinary Shares will also be unvested and subject to the same repurchase option, risk of forfeiture or other condition, and the certificates representing such Parent Ordinary Shares shall accordingly be marked with appropriate legends. The Company shall take all action that may be necessary to ensure that, from and after the Effective Time, Parent is entitled to exercise any such repurchase option or other right set forth in any such restricted share purchase agreement or other agreement.

Section 1.6 Closing of the Company’s Transfer Books. At the Effective Time, holders of original certificates representing Company Ordinary Shares that were outstanding immediately prior to the Effective Time (“Company Share Certificates”) shall cease to have any rights as shareholders of the Company, and the share transfer books of the Company shall be closed with respect to all Company Ordinary Shares outstanding immediately prior to the Effective Time. No further transfer of any such Company Ordinary Shares shall be made on such share transfer books after the Effective Time. If, after the Effective Time, a valid Company Share Certificate is presented to the Surviving Company or Parent, such Company Share Certificate shall be canceled and shall be exchanged as provided in Section 1.7.

Section 1.7 Exchange of Certificates.

(a) As soon as practicable after the Effective Time, Parent shall send to each registered holder of a Company Share Certificate a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to Company Share Certificates shall pass, only upon proper delivery of the Company Share Certificates to Parent and which shall be in customary form and contain such provisions as Parent may reasonably specify) and instructions for use in effecting the surrender of Company Share Certificates in exchange for the Merger Consideration. Upon surrender of a Company Share Certificate to Parent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by Parent, Parent shall deliver to the holder of such Company Share Certificate a certificate representing that number of Parent Ordinary Shares that such holder has the right to receive pursuant to Section 1.5(a)(i); provided, however, that the certificates representing Parent Ordinary Shares to be delivered to the holder of a Company Share Certificate shall represent only whole Parent Ordinary Shares. In lieu of any fractional shares to which such holder would otherwise be entitled, after combining any fractional interests of such holder into as many whole shares as is possible, the holder of such Company Share Certificate shall be paid in cash an amount equal to the dollar amount (rounded to the nearest whole cent, with $0.005 rounded up) determined by multiplying the Parent Average Trading Price by the fraction of a Parent Ordinary Share that would otherwise be deliverable to such holder.

(b) All Company Share Certificates surrendered pursuant to this Section 1.7 shall be canceled. Until surrendered as contemplated by this Section 1.7, each Company Share Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive the Merger Consideration in accordance with this Agreement. If any Company Share Certificate shall have been lost, stolen or destroyed, Parent may, in its discretion and as a condition precedent to the issuance of any certificate representing Parent Ordinary Shares or the payment of cash in lieu of fractional shares, require the owner of such lost, stolen or destroyed Company Share Certificate to provide an appropriate affidavit and to deliver a bond (in such sum as Parent may reasonably direct) as indemnity against any claim that may be made against Parent or the Surviving Company with respect to such Company Share Certificate.

(c) No dividends or other distributions declared or made with respect to Parent Ordinary Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered Company Share Certificate with respect to the Parent Ordinary Shares represented thereby, and no cash payment in lieu of any fractional share shall be paid to any such holder, until such holder surrenders such Company Share Certificate in accordance with this Section 1.7 (at which time such holder shall be entitled to receive all such dividends and distributions and such cash payment).

(d) Each of Parent and the Surviving Company shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement such amounts as it reasonably determines that it is required to deduct or withhold therefrom under any provision of the tax laws of the British Virgin Islands or other local or foreign jurisdiction and to collect any information required under such tax laws from the holders of Company Ordinary Shares and any other recipients of payments hereunder. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(e) Neither Parent nor the Surviving Company shall be liable to any holder or former holder of any share capital of the Company for any Parent Ordinary Shares (or dividends or distributions with respect thereto), or for any cash amounts, delivered to any public official pursuant to any applicable abandoned property, escheat or similar law. If any Company Share Certificate shall not have been surrendered prior to one year after the Effective Time (or immediately prior to such earlier date on which any Parent Ordinary Shares and any cash payable to the holder of such Company Share Certificate or any dividends or distributions payable to the holder of such Company Share Certificate pursuant to this Section 1.7 would otherwise escheat to or become the property of any Governmental Body), any such Parent Ordinary Shares, or cash, dividends or distributions in respect of such Company Share Certificate, shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

Section 1.8 Dissenters’ Rights. Notwithstanding anything in this Agreement to the contrary, any share capital of the Company held by a holder who, pursuant to BVI Law, has the right to dissent to the Merger and demand payment for such shares and properly dissents and demands payment for the fair value of such Company Ordinary Shares (“Dissenting Shares”) in accordance with BVI Law, shall not be converted into the right to receive Parent Ordinary Shares as set forth in Section 1.5, unless such holder fails to perfect or otherwise loses such holder’s right to such payment, if any. If, after the Effective Time, such holder fails to perfect or loses any such right to payment, such holder’s Dissenting Shares shall be treated as having been converted as of the Effective Time into the right to receive the portion of the total Merger Consideration provided for in Section 1.5. At the Effective Time, any holder of Dissenting Shares shall cease to have any rights with respect thereto, except the rights provided under BVI Law and as provided in the immediately preceding sentence. The Company shall give prompt notice to Parent of any demands received by the Company for appraisal of the share capital of the Company and the opportunity to participate in all negotiations and proceedings with respect to any such demand. Except to the extent otherwise required under BVI Law, the Company shall not make any payment or settlement offer prior to the Effective Time with respect to any such demand unless Parent shall have consented in writing to such payment or settlement offer.

Section 1.9 Further Action. If, at any time after the Effective Time, any further action is determined by Parent to be necessary or desirable to carry out the purposes of this Agreement and any agreement entered into in connection herewith or to vest the Surviving Company or Parent with full right, title and possession of and to all rights and property of Merger Sub and the Company, the officers and directors of the Surviving Company and Parent shall be fully authorized (in the name of Merger Sub, in the name of the Company and otherwise) to take such action.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth on the Company Disclosure Schedule, the Company hereby represents and warrants to Parent, as of the date hereof and as of the Closing Date, as set forth below in this Article II.

Section 2.1 Organization; Standing and Power; Subsidiaries.

(a) Each of the Acquired Companies is a company duly organized, validly existing and in good standing (or equivalent status in the relevant jurisdiction) under the Laws of the jurisdiction of its incorporation, has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted, and is duly qualified to do business and is in good standing as a foreign corporation (or equivalent status in the relevant jurisdiction) in each jurisdiction listed in Section 2.1(a) of the Company Disclosure Schedule, which jurisdictions constitute as of the date hereof the only jurisdictions in which the character of the properties it owns, operates or leases or the nature of its activities makes such qualification necessary or advisable, except for such failures to be so qualified or in good standing that have not had, and would not reasonably be expected to result in, a Material Adverse Effect.

(b) Section 2.1(b) of the Company Disclosure Schedule accurately sets forth (i) the names of the members of the board of directors of each Acquired Company, and (ii) the names and titles of the officers of each Acquired Company.

(c) The Company has no Subsidiaries except for the Entities identified in Section 2.1(c) of the Company Disclosure Schedule. Except for the Entities identified in Section 2.1(c) of the Company Disclosure Schedule, none of the Acquired Companies owns, nor has ever owned, beneficially or otherwise, any shares or other securities of, or any direct or indirect equity or other financial interest in, any Entity. None of the Acquired Companies has agreed or is obligated to make any future investment in or capital contribution to any Entity. None of the Acquired Companies has guaranteed or is responsible or liable for any obligation of any of the Entities in which it owns or has owned any equity or other financial interest.

Section 2.2 Organizational Documents; Records. The Company has delivered to Parent true, correct and complete copies of (a) the Organizational Documents of each of the Acquired Companies, (b) the share register and share records or capital verification reports of each of the Acquired Companies, and (c) the minutes and other records of the meetings and other proceedings (including any actions taken by written consent or otherwise without a meeting) of the shareholders of each of the Acquired Companies, the board of directors of each of the Acquired Companies and all committees of the board of directors of each of the Acquired Companies (the items described in (a), (b) and (c) above, collectively, the “Company Constituent Documents”). There have been no formal meetings or other proceedings of the shareholders of the Acquired Companies, the board of directors of the Acquired Companies or any committee of the board of directors of the Acquired Companies that are not fully reflected in the Company Constituent Documents. There has not been any violation of the Company Constituent Documents, and none of the Acquired Companies has taken any action that is inconsistent with the Company Constituent Documents. The books of account, share records, minute books and other records of each of the Acquired Companies are true, correct and complete in all material respects, and have been maintained in accordance with applicable Laws and prudent business practices.

Section 2.3 Authority; Binding Nature of Agreement. The Company has the right, power and authority to enter into and to perform its obligations under this Agreement and any Company Related Agreement to which it is a party, and the execution, delivery and performance by the Company of this Agreement and any Company Related Agreement to which it is a party have been duly authorized by all necessary action on the part of the Company, including its board of directors (subject, in the case of the Merger, to the approval and adoption of this Agreement by the Required Company Shareholder Vote). This Agreement constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (b) rules of law governing specific performance, injunctive relief and other equitable remedies (the “Bankruptcy and Equity Exception”). Upon the execution and delivery by or on behalf of the Company of each Company Related Agreement, such

Company Related Agreement will constitute the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 2.4 Absence of Restrictions and Conflicts; Required Consents. Neither the execution, delivery or performance by the Company of this Agreement or any of the Company Related Agreements, nor the consummation of the Merger or any of the other transactions contemplated by this Agreement or any of the Company Related Agreements, will directly or indirectly (with or without the giving of notice or the lapse of time or both):

(a) contravene, conflict with or result in a violation of any provision of any Company Constituent Document;

(b) contravene, conflict with or result in a violation of, or give any Governmental Body or other Person the right to challenge any of the transactions contemplated by this Agreement or any of the Company Related Agreements or to exercise any remedy or obtain any relief under, any Law or any order, writ, injunction, judgment or decree to which any of the Acquired Companies, or any of the material assets owned, used or controlled by any of the Acquired Companies, is subject;

(c) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by any of the Acquired Companies or that otherwise relates to the business of the Acquired Companies or to any of the assets owned, used or controlled by any of the Acquired Companies;

(d) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Company Contract, or give any Person the right to (i) declare a default or exercise any remedy under any such Company Contract, or (ii) modify, terminate, or accelerate any right, liability or obligation of any Acquired Company under any such Company Contract, or charge any fee, penalty or similar payment to any Acquired Company under any such Company Contract; or

(e) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by any of the Acquired Companies.

No filing with, notice to or consent from any Person is required in connection with (i) the execution, delivery or performance of this Agreement or any of the Company Related Agreements, or (ii) the consummation of the Merger or any of the other transactions contemplated by this Agreement or any of the Company Related Agreements.

Section 2.5 Capitalization.

(a) The authorized share capital of the Company consists of 50,000 Company Ordinary Shares, of which 100 shares have been issued and are outstanding as of the date hereof. All of the outstanding Company Ordinary Shares have been duly authorized and validly issued, and are fully paid and non-assessable. All of the outstanding Company Ordinary Shares have been issued and granted in compliance with (i) all applicable securities laws and other applicable Laws, and (ii) all requirements set forth in the Company Constituent Documents and applicable Contracts.

(b) The Company has not adopted any equity incentive or similar plan or arrangement for its directors, officers, employees or agents.

(c) There is no (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares or other securities of the Company, (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares or other securities of the

Company, (iii) Contract under which the Company is or may become obligated to sell or otherwise issue any shares or any other securities of the Company, or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares or other securities of the Company (clauses (i) through (iv) above, collectively “Company Rights”). The Company has not issued any debt securities which grant the holder thereof any right to vote on, or veto, any actions by the Company.

(d) The authorized and issued share capital of China Metro-Rural Exchange Ltd., a company organized and existing under the laws of Hong Kong (the “Hong Kong Subsidiary”) is HK$10,000, all of which has been paid up in full and duly verified by a certified public accountant in Hong Kong and included in the audited financial statements of the Hong Kong Subsidiary. One hundred percent (100%) of the issued share capital of the Hong Kong Subsidiary (on a fully diluted basis) is owned beneficially and of record by the Company, which is free and clear of any Encumbrances.

(e) The registered capital of China Northeast Logistics City Co., Ltd. ( ), a company organized and existing under the laws of the PRC (the “PRC Subsidiary”), is $35,000,000, all of which has been contributed in full and duly verified by a certified accountant registered in the PRC, and each of the verification reports of the PRC Subsidiary were timely filed with the relevant PRC Governmental Body. One hundred percent (100%) of the registered capital of the PRC Subsidiary (on a fully diluted basis) is owned beneficially and of record by the Hong Kong Subsidiary, which is free and clear of any Encumbrances.

(f) The registered capital of Tieling Northeast City Advertisement Co., Ltd. ( ), a company organized and existing under the laws of the PRC (“Tieling Advertisement”), is RMB300,000, all of which has been contributed in full and duly verified by a certified accountant registered in the PRC, and each of the verification reports of Tieling Advertisement were timely filed with the relevant PRC Governmental Body.

(g) The registered capital of Tieling North Asia Property Management Co., Ltd. ( ), a company organized and existing under the laws of the PRC (“Tieling Property Management”), is RMB500,000, all of which has been contributed in full and duly verified by a certified accountant registered in the PRC, and each of the verification reports of Tieling Property Management were timely filed with the relevant PRC Governmental Body.

(h) The registered capital of Tieling Beiya Co., Ltd. ( ), a company organized and existing under the laws of the PRC (“Tieling Beiya”), is RMB5,000,000, all of which has been contributed in full and duly verified by a certified accountant registered in the PRC, and each of the verification reports of Tieling Beiya were timely filed with the relevant PRC Governmental Body.

(i) The registered capital of Tieling Vehicle Transaction Co., Ltd. ( ), a company organized and existing under the laws of the PRC (“Tieling Vehicle” and together with Tieling Advertisement, Tieling Property Management and Tieling Beiya, the “PRC Domestic Subsidiaries”), is RMB20,000,000, all of which has been contributed in full and duly verified by a certified accountant registered in the PRC, and each of the verification reports of Tieling Vehicle were timely filed with the relevant PRC Governmental Body.

(j) One hundred percent (100%) of the registered capital of each of Tieling Advertisement, Tieling Property Management and Tieling Beiya and sixty percent (60%) of the registered capital of Tieling Vehicle (on a fully diluted basis) is owned beneficially and of record by the PRC Subsidiary, which is free and clear of any Encumbrances. There are no outstanding rights or commitments made by the Hong Kong Subsidiary, the PRC Subsidiary or any of the PRC Domestic Subsidiaries to sell any of the equity interests of the PRC Subsidiary or any of the PRC Domestic Subsidiaries.

(k) Section 2.5(k) of the Company Disclosure Schedule lists all issued and outstanding Company Ordinary Shares that constitute restricted shares or that are otherwise subject to a repurchase or redemption right or right of first refusal in favor of the Company, indicating the name of the applicable shareholder, the class of any such shares, the lapsing schedule for any such shares, including the extent to which any such repurchase or redemption right or right of first refusal has lapsed as of the date hereof, whether (and to what extent) the lapsing will be accelerated in any way by the transactions contemplated by this Agreement or by termination of employment or change in position following consummation of the Merger, and whether such holder has the sole power to vote and dispose of such shares.

(l) None of the Acquired Companies is a party to or bound by any, and to the Knowledge of the Company, there are no, agreements or understandings with respect to the voting (including voting trusts and proxies) or sale or transfer (including agreements imposing transfer restrictions) of any shares or other equity interests of any of the Acquired Companies.

Section 2.6 Company Financial Statements; Undisclosed Liabilities.

(a) Section 2.6(a) of the Company Disclosure Schedule includes true, correct and complete copies of the following financial statements and notes thereto (collectively, the “Company Financial Statements”):

(i) The unaudited consolidated balance sheet of the Company as of March 31, 2009 (the “Unaudited Year-End Balance Sheet”), and the related unaudited consolidated statements of income, shareholders’ equity and cash flow for the year then ended; and

(ii) the unaudited consolidated balance sheet of the Company as of December 31, 2009 (the “Unaudited Interim Balance Sheet”) and the related unaudited consolidated statements of income, shareholders’ equity and cash flow for the nine (9) months then ended.

(b) The Company Financial Statements: (i) are complete in all material respects and have been prepared in conformity with (A) the books and records of the Acquired Companies, and (B) IFRS applied on a consistent basis throughout the periods covered thereby (except as may be indicated in the notes to such Company Financial Statements); and (ii) fairly present, in all material respects, the consolidated financial position of the Acquired Companies as of such dates and the consolidated results of operations, changes in shareholders’ equity and cash flows of the Acquired Companies for the periods then ended, except that the Company Financial Statements (x) are subject to normal recurring year-end audit adjustments, none of which will individually or in the aggregate be material, and (y) do not contain all footnotes thereto which may be required in accordance with IFRS. No financial statement of any Person (other than the Company) is required by IFRS to be included in the Company Financial Statements.

(c) The books and records of the Acquired Companies (i) reflect all items of income and expense and all assets and liabilities required to be reflected in the Company Financial Statements in accordance with IFRS, and (ii) are in all material respects complete and correct. The Acquired Companies maintain proper and adequate internal accounting controls which provide assurance that (x) transactions are executed in accordance with management’s authorization, (y) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS, and (z) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.

(d) There are no liabilities or obligations of any of the Acquired Companies of any kind whatsoever (absolute, accrued, contingent, determined, determinable or otherwise), whether known or unknown, and there is no existing condition, situation or set of circumstances that would reasonably be expected to result in such a liability or obligation, except such liabilities or obligations (i) that are fully reflected or provided for in the Unaudited Year-End Balance Sheet or the Unaudited Interim Balance Sheet or the notes thereto, or (ii) that have arisen in the ordinary course of business, consistent with past practice, since the date of the Unaudited Interim

Balance Sheet and of a type reflected or provided for in the Unaudited Interim Balance Sheet, which in the aggregate are not in excess of $50,000.

Section 2.7 Absence of Changes. Since the date of the Unaudited Interim Balance Sheet:

(a) no Material Adverse Effect has occurred, and no event, occurrence, development or state of circumstances or facts has occurred that will, or would reasonably be expected to, have such a Material Adverse Effect;

(b) none of the Acquired Companies has entered into any transaction or taken any other action outside the ordinary course of business or inconsistent with its past practices, other than entering into this Agreement and the agreements and transactions contemplated hereby;

(c) none of the Acquired Companies has taken any action which, if taken after the date hereof and prior to the Closing, would constitute a breach of “(i)” through “(xvi)” of Section 4.2(b); and

(d) none of the Acquired Companies has agreed to take, or committed to take, orally or in writing, any of the actions referred to in clauses “(b)” or “(c)” above.

Section 2.8 Title to and Sufficiency of Assets.

(a) The Acquired Companies have good, valid, transferable and marketable title to, or valid leasehold interests in, all of their properties and assets, in each case free and clear of all Encumbrances, except for Permitted Encumbrances.

(b) The property and other assets owned by the Acquired Companies or used under enforceable Contracts constitute all of the properties and assets (whether real, personal or mixed and whether tangible or intangible) necessary and sufficient to permit the Acquired Companies to conduct their business after the Effective Time in accordance with their past practice and as presently planned to be conducted after giving effect to the transactions contemplated under this Agreement.

Section 2.9 Bank Accounts; Receivables.

(a) Section 2.9(a) of the Company Disclosure Schedule provides accurate information with respect to each account maintained by or for the benefit of each of the Acquired Companies at any bank or other financial institution including the name of the bank or financial institution and the account number.

(b) All accounts receivable of the Acquired Companies (i) are valid, existing and collectible in a manner consistent with the Acquired Companies’ past practice, without resort to legal proceedings or collection agencies, (ii) represent monies due for goods sold and delivered or services rendered in each case in the ordinary course of business, and (iii) are current and will be collected in full when due, and are not subject to any refund or adjustment or any defense, right of set-off, assignment, restriction, security interest or other Encumbrance. There are no disputes regarding the collectability of any such accounts receivable.

Section 2.10 Real Property.

(a) Section 2.10(a) of the Company Disclosure Schedule sets forth a true, correct and complete legal description of the Land Use Rights and lists the respective Acquired Company that owns such Land Use Rights. The Company has delivered to Parent a true, correct and complete list of the complete legal descriptions of the Owned Real Property and the respective Acquired Company that owns such Owned Real Property as of a date within five (5) days prior to the date of this Agreement. Each Acquired Company listed as an owner of Owned

Real Property on such list is the sole legal owner of all Land Use Rights with respect to their respective Owned Real Property. The Company has delivered to Parent true, correct and complete copies of the Land Grant Contracts, land use rights certificates, property ownership certificates, deeds and other instruments (as recorded) by which the Acquired Companies acquired the Land Use Rights and the Owned Real Property, each of which are valid and in full force and effect, enforceable in accordance with its terms under the applicable Laws of the applicable jurisdiction, constitute the entire agreement with respect to the Land Use Rights, and have not been amended, modified or supplemented (in writing or otherwise). No default or event of default on the part of any Acquired Company or event which, with the giving of notice or passage of time, or both, would constitute a default or event of default has occurred and is continuing unremedied or unwaived under the terms of any Land Grant Contract. Each Land Grant Contract is valid and subsisting and is enforceable in accordance with the terms contained therein in all material respects. All land grant premiums required under applicable Laws and land grant contracts in connection with any of the Acquired Companies securing the Land Use Rights with respect to Phase I have been fully paid.

(b) With respect to each parcel of Owned Real Property, the Company has delivered to Parent a true, correct and complete list, as of a date within five (5) days prior to the date of this Agreement, of (i) all leases, subleases, licenses, concessions or other agreements, written or oral, granting any Person the right of use or occupancy of, or the right to consent to the use or occupancy of, any portion of such parcel, and (ii) all outstanding rights of first refusal, rights of first offer or options to purchase such parcel or any interest therein. With respect to each parcel of Owned Real Property, none of the Acquired Companies has received any notice to the effect that any Condemnation or rezoning proceedings are pending or threatened in writing with respect to such parcel which would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(c) Section 2.10(c) of the Company Disclosure Schedule includes a true, correct and complete list of the Leased Real Property and the leases under which such Leased Real Property is leased, subleased or licensed, including all amendments or modifications to such leases (the “Leases”). The Company has made available to Parent complete copies of all Leases. None of the Acquired Companies is a party to any lease, sublease, license, assignment or similar arrangement under which it is a lessor, sublessor, licensor or assignor of, or otherwise makes available for use by any third party of, any portion of the Leased Real Property, and none of the Acquired Companies is in violation of any zoning, building, safety or environmental ordinance, acquisition or requirement or Law applicable to such Leased Real Property. With respect to each Lease, (i) such Lease is legal, valid, binding, enforceable according to its terms and in full force and effect, (ii) no Acquired Company nor, to the Knowledge of the Company, any other party to such Lease, is in breach or default under such Lease, and no event has occurred which, with notice or lapse of time or both, would constitute a material breach or default under such Lease, (iii) such Lease will continue to be legal, valid, binding, enforceable in accordance with its terms and in full force and effect immediately following the Closing, except as may result from actions that may be taken following the Closing, and (iv) the Acquired Companies do not owe any brokerage commissions or finder’s fees with respect to such Lease to the extent it is not paid or accrued in full.

(d) The premises leased pursuant to each Lease are supplied with utilities and other services necessary for the operation of such premises.

(e) No material damage or destruction has occurred with respect to any of the Real Property for which the Acquired Companies may be liable. The improvements and fixtures on the Real Property are in good operating condition and in a state of good maintenance and repair, ordinary wear and tear excepted. To the Knowledge of the Company, the improvements and the fixtures on the Real Property and the operation thereof do not (i) contravene any applicable Law relating to zoning or building, or (ii) violate any restrictive covenant or any provision the effect of which could interfere with or prevent the continued use of the improvements or fixtures on the Real Property. None of the Real Property constitutes or constituted arable land that has been converted to other uses.

(f) Except for the Permitted Encumbrances, no Real Property is subject to (i) any Encumbrances, (ii) any decree or order of a Governmental Body (or, to the Knowledge of the Company, threatened or proposed decree or order of a Governmental Body), or (iii) any rights of way, zoning, building use or occupancy restrictions, restrictive covenants (including deed restrictions or limitations issued pursuant to any Environmental Law), exceptions, variances, reservations or limitations of any nature whatsoever.

(g) Except as set forth on Section 2.10(g) of the Company Disclosure Schedule, no Acquired Company has received any written notice that: (i) the use and operation of the Real Property is not in full compliance with applicable building codes, environmental, zoning and land use laws, and other applicable Laws; (ii) the Real Property is in violation of any applicable fire, health, building, use, occupancy or zoning laws where such violation remains outstanding; or (iii) any work is required to be done upon or in connection with the Real Property, where such work remains outstanding.

(h) Except as set forth on Section 2.10(h) of the Company Disclosure Schedule, each Acquired Company has obtained all necessary permits, copies of which have previously been provided to Parent, and all other relevant consents or other documents that are required to develop the Real Property and construct and own the improvements and fixtures thereon and none of the necessary permits or other relevant consents or other documents has been rescinded or revoked, nor will they be terminated or impaired or become terminable as a result of the transactions contemplated under this Agreement and under each Company Related Agreement. Each Acquired Company has obtained all consents from all Governmental Bodies having jurisdiction over the Real Property or from private parties for the intended use and operation of the Real Property and vehicular and pedestrian ingress to and egress from the Real Property at all access points specified in the consents.

(i) All water, sewer, gas, electric, telephone, and drainage facilities and all other utilities required by applicable Law or for the intended use and operation of the Real Property are installed across public property to the boundary lines of the Real Property, and are connected pursuant to valid consents. To the Knowledge of the Company, there are no material physical or structural defects in the Real Property, or material mechanical defects in the plumbing, heating, sprinkler, air conditioning, ventilation and electrical systems or the roof of the Real Property.

(j) To the Knowledge of the Company, each general contractor, surveyor, architect or supervisor who participated in the development of the land or the construction of the Real Property has secured all relevant consents required by applicable Law or otherwise and is duly qualified under the applicable Law or otherwise to construct the Real Property, and all such consents continue in full force and effect, have not been rescinded or revoked and will not be terminated or impaired or become terminable as a result of the transactions contemplated hereunder.

Section 2.11 Personal Property.

(a) All items of tangible personal property and assets of the Acquired Companies (i) are free of defects and in good operating condition and in a state of good maintenance and repair, ordinary wear and tear excepted, and (ii) were acquired and are usable in the regular and ordinary course of business. All of the tangible personal property and assets of the Acquired Companies are located at the Real Property.

(b) No Person other than the Acquired Companies owns any equipment or other tangible personal property or asset that is necessary to the operation of the Company’s business, except for the leased equipment, property or assets listed in Section 2.11(b) of the Company Disclosure Schedule.

Section 2.12 Intellectual Property.

(a) Section 2.12(a) of the Company Disclosure Schedule contains a true, correct and complete list of all Company Registered Intellectual Property and all material unregistered Company Intellectual Property. All necessary registration, maintenance and renewal fees currently due in connection with Company Registered Intellectual Property have been made and all necessary documents, recordations and certifications in connection with such Company Registered Intellectual Property have been filed with the relevant Governmental Bodies for the purpose of maintaining such Company Registered Intellectual Property. The licensing by the Acquired Companies of any Company Registered Intellectual Property has been subject to commercially reasonable quality control.

(b) The Acquired Companies own, or are licensed or otherwise have the right to use, free and clear of any Encumbrances (other than Permitted Encumbrances), all Intellectual Property used in connection with the operation and conduct of their businesses.

(c) The Acquired Companies have not infringed upon or otherwise violated, and are not infringing upon or otherwise violating, the Intellectual Property of any third party. To the Knowledge of the Company, no Person has infringed upon or violated, or is infringing upon or violating, any Company Intellectual Property.

(d) The Acquired Companies are not subject to any proceeding or outstanding decree, order, judgment, agreement or stipulation (i) restricting in any manner the use, transfer or licensing by the Acquired Companies of any of the Company Intellectual Property, or (ii) that may affect the validity, use or enforceability of the Company Intellectual Property or any product or service of the Acquired Companies related thereto.

(e) The Acquired Companies have taken reasonable steps to protect their rights in the Confidential Information and any trade secret or confidential information of third parties used by the Acquired Companies, and, except under confidentiality obligations, there has not been any disclosure by the Acquired Companies of any Confidential Information or any such trade secret or confidential information of third parties.

Section 2.13 Contracts.

(a) Section 2.13(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of the following Contracts currently in force to which an Acquired Company is a party or under which an Acquired Company has continuing liabilities or obligations:

(i) each Contract relating to the acquisition, transfer, use, development, sharing or license of any technology or any Intellectual Property;

(ii) all Contracts that (A) limit, or purport to limit, the ability of any of the Acquired Companies, or any officers, directors, Employees, shareholders or other equity holders, agents or representatives of any of the Acquired Companies (in their capacities as such) to compete in any line of business or with any Person or in any geographic area or during any period of time, (B) would by their terms purport to be binding upon or impose any obligation upon Parent or any of its Affiliates (other than the Surviving Company or its Subsidiaries), (C) contain any so called “most favored nation” provisions or any similar provision requiring any of the Acquired Companies to offer a third party terms or concessions (including levels of service or content offerings) at least as favorable as offered to one or more other parties or, (D) provide for “exclusivity,” preferred treatment or any similar requirement or under which any of the Acquired Companies is restricted, or which after the Closing would restrict Parent or any of its Affiliates, with respect to distribution, licensing, marketing, co-marketing or development;

(iii) each Contract creating or involving any agency relationship, distribution arrangement or franchise relationship;

(iv) each Contract relating to the acquisition, issuance or transfer of any securities of any of the Acquired Companies;

(v) bonds, debentures, notes, credit or loan agreements or loan commitments, mortgages or other similar Contracts relating to the borrowing of money or the deferred purchase price of property or binding upon any properties or assets (real, personal or mixed, tangible or intangible) of the Acquired Companies;

(vi) each Contract relating to the creation of any Encumbrance with respect to any material asset of the Acquired Companies;

(vii) each Contract involving or incorporating any guaranty, any pledge, any performance or completion bond, any indemnity or any surety arrangement;

(viii) each Contract creating or relating to any partnership or joint venture or any sharing of revenues, profits, losses, costs or liabilities;

(ix) each Contract relating to the purchase or sale of any product or other asset by or to, or the performance of any services by or for, any Related Party;

(x) each Contract constituting or relating to a Government Contract or Government Bid;

(xi) each Contract providing for “earn outs,” “performance guarantees” or other similar contingent payments, by or to the Acquired Companies;

(xii) Contracts for capital expenditures or the acquisition or construction of fixed assets requiring the payment by any Acquired Company of an amount in excess of $1,500,000;

(xiii) Contracts for the cleanup, abatement or other actions in connection with any Materials of Environmental Concern, the remediation of any existing environmental condition or relating to the performance of any environmental audit or study;

(xiv) Contracts granting any Person an option or a right of first refusal, first-offer or similar preferential right to purchase or acquire any assets of any Acquired Company;

(xv) Contracts for the granting or receiving of a license, sublicense or franchise or under which any Person is obligated to pay or has the right to receive a royalty, license fee, franchise fee or similar payment;

(xvi) Contracts with Customers or Suppliers;

(xvii) outstanding powers of attorney empowering any Person to act on behalf of any Acquired Company;

(xviii) each Land Grant Contract; and

(xix) any other Contract that (A) contemplates or involves (x) the payment or delivery of cash or other consideration in an amount or having a value in excess of $100,000 in the aggregate, or (y) the purchase or sale of any product, or performance of services by or to any of the Acquired Companies having a value in excess of $100,000 in the aggregate, or (B) is material to any Acquired Company.

(b) The Company has delivered to Parent true, correct and complete copies of all Contracts identified in Section 2.13(a) of the Company Disclosure Schedule. Section 2.13(b) of the Company Disclosure Schedule provides a true, correct and complete description of the terms of each Company Contract that is not in written form. Each Company Contract is valid and in full force and effect, is enforceable by the Acquired Companies in accordance with its terms, and as of the Effective Time will continue to be legal, valid, binding and enforceable on identical terms. The consummation of the transactions contemplated hereby shall not (either alone or upon the occurrence of additional acts or events) result in any payment or payments becoming due from any of the Acquired Companies, the Surviving Company, Parent or any of its Affiliates to any Person or give any Person the right to terminate or alter the provisions of any Company Contract.

(c) None of the Acquired Companies has committed a material violation or breach of, or committed any default under, any Company Contract, and, to the Knowledge of the Company, no other Person has committed a material violation or breach of, or committed any default under, any Company Contract.

(d) No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or would reasonably be expected to, (i) result in a violation or breach of any of the provisions of any Company Contract, (ii) give any Person the right to declare a default or exercise any remedy under any Company Contract, (iii) give any Person the right to accelerate the maturity or performance of any Company Contract, or (iv) give any Person the right to cancel, terminate or modify any Company Contract.

(e) None of the Acquired Companies has received any notice or other communication regarding any actual or possible violation or breach of, or default under, any Company Contract.

(f) None of the Acquired Companies has knowingly waived any of its material rights under any Company Contract.

Section 2.14 Compliance with Laws; Governmental Authorizations.

(a) Each of the Acquired Companies is, and has at all times been, in compliance with all applicable Laws. None of the Acquired Companies has received any notice or other communication from any Governmental Body regarding any actual or possible violation of, or failure to comply with, any Law.

(b) The Company has delivered, or caused to be delivered, to Parent true, correct and complete copies of each Governmental Authorization held by any of the Acquired Companies. The Governmental Authorizations held by the Acquired Companies are valid and in full force and effect, and, except as set forth in Section 2.14(b) of the Company Disclosure Schedule, collectively constitute all Governmental Authorizations necessary to enable each of the Acquired Companies to conduct its business in the manner in which its business is currently being conducted and as presently planned to be conducted after giving effect to the transactions contemplated under this Agreement. Each of the Acquired Companies is in compliance with the terms and requirements of the respective Governmental Authorizations held by such Acquired Company. None of the Acquired Companies has received any notice or other communication from any Governmental Body regarding (i) any actual or possible violation of or failure to comply with any term or requirement of any Governmental Authorization, or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Governmental Authorization. In respect of approvals, licenses or permits requisite for the conduct of any part of the business of any of the Acquired Companies which are subject to periodic renewal, the Company has no reason to believe that such renewals will not be timely granted by the relevant Governmental Body.

Section 2.15 Tax Matters.

(a) All Tax Returns due to have been filed by the Acquired Companies through the date hereof in accordance with all applicable Laws (pursuant to an extension of time or otherwise) have been duly filed and are true, correct and complete in all respects. Section 2.15(a) of the Company Disclosure Schedule contains a true, correct and complete list of all jurisdictions (whether foreign or domestic) in which each Acquired Company does or is required to file Tax Returns. No claim has ever been made by a Governmental Body in a jurisdiction where any Acquired Company does not file Tax Returns that it is or may be subject to taxation or to a requirement to file Tax Returns in that jurisdiction. None of the Acquired Companies has been the subject of any examination or investigation by any tax authority relating to the conduct of its business or the payment or withholding of Taxes that has not been resolved or is currently the subject of any examination or investigation by any tax authority relating to the conduct of its business or the payment or withholding of Taxes.

(b) All Taxes, deposits and other payments for which any Acquired Company has liability (whether or not shown on any Tax Return) have been paid in full or are accrued as liabilities for Taxes on the books and records of the Acquired Companies, as applicable.

(c) The amounts so paid, together with all amounts accrued as liabilities for Taxes (including Taxes accrued as currently payable but excluding any accrual to reflect timing differences between book and Tax income) on the books of the Acquired Companies, shall be adequate based on the tax rates and applicable Laws in effect to satisfy all liabilities for Taxes of the Acquired Companies in any jurisdiction through the Closing Date, including Taxes accruable upon income earned through the Closing Date.

(d) There are not any extensions of time in effect with respect to the dates on which any Tax Returns were or are due to be filed by any Acquired Company.

(e) All Tax deficiencies asserted as a result of any examination by a Governmental Body of a Tax Return of any Acquired Company have been paid in full, accrued on the books of the Acquired Company, as applicable, or finally settled, and no issue has been raised in any such examination that, by application of the same or similar principles, reasonably could be expected to result in a proposed Tax deficiency for any other period not so examined.

(f) No claims have been asserted and no proposals or deficiencies for any Taxes of any Acquired Company are being asserted, proposed or, to the Knowledge of the Company, threatened, and no audit or investigation of any Tax Return of any Acquired Company is currently underway, pending or threatened.

(g) The Acquired Companies have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any Employee, independent contractor, creditor or shareholder thereof or other third party.

(h) There are no outstanding waivers or agreements between any Governmental Body and any Acquired Company for the extension of time for the assessment of any Taxes or deficiency thereof, nor are there any requests for rulings, outstanding subpoenas or requests for information, notice of proposed reassessment of any property owned or leased by any Acquired Company or any other matter pending between an Acquired Company and any Governmental Body.

(i) There are no Encumbrances for Taxes with respect to any Acquired Company or the assets or properties of any Acquired Company, nor is there any such Encumbrance that is pending or, to the Knowledge of the Company, threatened.

(j) No Acquired Company is a party to or bound by any Tax allocation or sharing agreement.

(k) No Acquired Company has, directly or indirectly, transferred property to or acquired property from a Person with whom it was not dealing at arm’s length for consideration other than consideration equal to the fair market value of the property at the time of the disposition or acquisition thereof.

(l) No Acquired Company has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the U.S. Internal Revenue Code of 1986, as amended, during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code of the U.S. Internal Revenue Code of 1986, as amended.

Section 2.16 Company Benefit Plans.

(a) Section 2.16(a) of the Company Disclosure Schedule contains a true, correct and complete list of each Company Benefit Plan.

(b) Each Company Benefit Plan has been established, registered, qualified, invested, operated and administered in all respects in accordance with its terms and in compliance with all Applicable Benefit Laws. The Acquired Companies have performed and complied in all respects with all of their obligations under or with respect to the Company Benefit Plans. No Acquired Company has incurred, and no fact exists that reasonably could be expected to result in, any liability to the Acquired Companies with respect to any Company Benefit Plan, including any liability, tax, penalty or fee under any Applicable Benefit Law (other than to pay premiums, contributions or benefits in the ordinary course of business consistent with past practice). There are no current or, to the Knowledge of the Company, threatened or reasonably foreseeable Encumbrances on any assets of any Company Benefit Plan.

(c) The transactions contemplated by this Agreement will not result (either alone or in combination with any other event) in (i) any payment of, or increase in, remuneration or benefits, to any Employee, officer, director or consultant of any Acquired Company, (ii) any cancellation of indebtedness owed to any Acquired Company by any Employee, officer, director or consultant of any Acquired Company, or (iii) the acceleration of the vesting, funding or time of any payment or benefit to any Employee, officer, director or consultant of any Acquired Company.

(d) No Acquired Company has announced or entered into any plan or binding commitment to (i) create or cause to exist any additional Company Benefit Plan, or (ii) adopt, amend or terminate any Company Benefit Plan, other than any amendment required by Applicable Benefit Laws. Each Company Benefit Plan may be amended or terminated in accordance with its terms without liability to the Surviving Company, its Subsidiaries or Parent.

(e) Except as set forth on Section 2.16(e) of the Company Disclosure Schedule, the Acquired Companies have entered into and carried out social insurance administration for all Employees in the PRC and has contributed the legally mandated contributions for all social insurance premiums and the housing fund program for all Employees in the PRC.

Section 2.17 Employment and Labor Matters.

(a) Section 2.17(a) of the Company Disclosure Schedule contains a true, correct and complete list of all Executive Officers as of the date hereof, accurately reflects their positions, and lists their citizenship and work location.

(b) Except as set forth on Section 2.17(b) of the Company Disclosure Schedule, each current or former Employee has entered into an employment agreement, a copy or form of which has previously been provided to Parent. The Company has delivered to Parent a true, correct and complete list of all Employees and their respective work locations as of a date within five (5) days prior to the date of this Agreement.

(c) Except as set forth on Section 2.17(c) of the Company Disclosure Schedule, each of the Acquired Companies is, and has at all times been, in compliance with all applicable Laws and Contracts relating to employment, employment practices, wages, bonuses and terms and conditions of employment, including Laws for job applicants and employee background checks, social insurance registration and contributions for Employees in the PRC, mandatory provident fund contributions for Employees in Hong Kong, overtime compensation, accrual and payment of vacation pay and paid time off.

(d) The Acquired Companies have not made any written or verbal commitments to any officer, Employee, former Employee, consultant or independent contractor of the Acquired Companies with respect to compensation, promotion, retention, termination, severance or similar matter in connection with the transactions contemplated hereby or otherwise.

(e) No Employee, since becoming an Employee, has been, or currently is, represented by a labor union or recognized by any other Governmental Body. No Acquired Company is or has ever been a signatory to a collective bargaining agreement with any trade union, labor organization or group. No union organizing campaign or other attempt to organize or establish a labor union, employee organization or labor organization or group involving employees of any Acquired Company has occurred, is in progress or, to the Knowledge of the Company, is threatened.

(f) No claims, complaints, grievances, disputes, proceedings, audits, inquiries, investigations or other actions have been issued or filed or are pending or, to the Knowledge of the Company, threatened under the applicable Laws with respect to any Acquired Company. The Acquired Companies have good labor relations, and the Company has no reason to believe that (i) the consummation of the transactions contemplated by this Agreement will have a material adverse effect on the Acquired Companies’ labor relations, or (ii) any of the Employees intends to terminate his or her employment with the Acquired Companies.

(g) The Acquired Companies have maintained and currently maintain adequate insurance as required by applicable Law with respect to workers’ compensation claims.

Section 2.18 Environmental Matters.

(a) Each of the Acquired Companies is in compliance in all material respects with all applicable Environmental Laws, which compliance includes the possession by each of the Acquired Companies of all Governmental Authorizations required under applicable Environmental Laws, and compliance with the terms and conditions thereof. All Governmental Authorizations currently held by any of the Acquired Companies pursuant to Environmental Laws are identified in Section 2.18(a) of the Company Disclosure Schedule.

(b) To the Company’s Knowledge, none of the Acquired Companies is subject to liability for a Release of any Materials of Environmental Concern or Contamination on the property of any third party.

(c) To the Company’s Knowledge, there is no Contamination of or at any of the Real Properties (including soils, groundwater, surface water, buildings or other structures).

(d) None of the Acquired Companies has Released any Materials of Environmental Concern into the environment.

(e) None of the Acquired Companies has received any notice or other communication (in writing or otherwise), whether from a Governmental Body, citizens group, Employee or otherwise, that alleges that any of the Acquired Companies is not in compliance with any Environmental Law, and, to the Knowledge of the Company, there are no circumstances that may prevent or interfere with any Acquired Company’s compliance with any Environmental Law in the future.

(f) To the Knowledge of the Company, no current or prior owner of any property leased or controlled by any of the Acquired Companies has received any notice or other communication (in writing or otherwise), whether from a Governmental Body, citizens group, Employee (current or former) or otherwise, that alleges that such current or prior owner or the Acquired Companies are not in compliance with any Environmental Law.

(g) Section 2.18(g) of the Company Disclosure Schedule sets forth a true, correct and complete list of all documents (whether in hard copy or electronic form) that contain any environmental reports, investigations and/or audits relating to premises currently or previously owned or operated by the Acquired Companies (whether conducted by or on behalf of the Acquired Companies or a third party, and whether done at the initiative of the Acquired Companies or directed by a Governmental Body or other third party) which were issued or conducted on or after April 1, 2007 and to which the Acquired Companies have possession of or access to. A true, correct and complete copy of each such document has been provided to Parent. The Company has provided to Parent true, correct and complete copies of all reports, correspondence, memoranda, computer data and the complete files relating to environmental matters that involve premises currently or previously owned or operated by any of the Acquired Companies.

(h) No Acquired Company has entered into or agreed to enter into, or has any present intent to enter into, any consent decree or order, and no Acquired Company is subject to any judgment, decree or judicial or administrative order relating to compliance with, or the cleanup of Materials of Environmental Concern under, any applicable Environmental Law.

(i) No Acquired Company has at any time been subject to any administrative or judicial proceeding pursuant to, or paid any fines or penalties pursuant to, any Environmental Law. No Acquired Company is subject to any claim, obligation, liability, loss, damage or expense of any kind or nature whatsoever, contingent or otherwise, incurred or imposed or based upon any provision of any Environmental Law or arising out of any act or omission any Acquired Company or the current or former employees, agents or representatives thereof or arising out of the ownership, use, control or operation by any Acquired Company of any plant, facility, site, area or property (including any plant, facility, site, area or property currently or previously owned or leased by any Acquired Company) from which any Material of Environmental Concern was Released.

(j) No improvement or equipment included in the property or assets of the Acquired Companies contains any asbestos, polychlorinated biphenyls, underground storage tanks, urea-formaldehyde materials, nuclear fuels or wastes, open or closed pits, sumps or other containers on or under any property or asset. No Acquired Company has imported, received, manufactured, produced, processed, labeled, or shipped, stored, used, operated, transported, treated or disposed of any Materials of Environmental Concern other than in compliance with all Environmental Laws.

(k) To the Company’s Knowledge, none of the properties currently or formerly owned, leased or operated by any of the Acquired Companies is used, or was ever used, (i) as a landfill, dump or other disposal, storage, transfer or handling area for any Materials of Environmental Concern, excepting, however, for the routine storage and use of any Materials of Environmental Concern from time to time in the ordinary course of business, in compliance with Environmental Laws and in compliance with good commercial practice; (ii) for industrial, military or manufacturing purposes; or (iii) as a gasoline service station or a facility for selling, dispensing, storing, transferring or handling petroleum and/or petroleum products.

Section 2.19 Insurance. Section 2.19 of the Company Disclosure Schedule sets forth a true, correct and complete list of all insurance policies and fidelity bonds for the current policy year carried by the Acquired Companies (including, without limitation, insurance policies and fidelity bonds relating to their respective real properties but excluding insurance policies and fidelity bonds relating to their respective vehicles) and their respective Employees, officers and directors. Each Acquired Company has vehicle insurance policies and fidelity bonds for the current policy year relating to each of such Acquired Company’s vehicles, copies of which have previously been provided to Parent. Each Acquired Company maintains, and has maintained, without interruption during its existence, policies of insurance covering such risk and events, including personal injury, property damage and general liability, in amounts that are adequate, in light of prevailing industry practices, for its business and operations. None of the Acquired Companies has received notice of termination or cancellation of any such policy. None of the Acquired Companies has reached or exceeded its policy limits for any insurance policy in effect at any time on or after April 1, 2007. All premiums required to be paid with respect thereto covering all periods up to and including the Effective Time have been or will be paid in a timely fashion and there has been no lapse in coverage under such policies or failure of payment that will cause coverage to lapse during any period for which any Acquired Company has conducted its operations. None of the Acquired Companies has any material obligation for retrospective premiums for any period prior to the Effective Time. All such policies are in full force and effect and will remain in full force and effect up to and including the Effective Time, unless replaced with comparable insurance policies having comparable or more favorable terms and conditions. No insurer has put any Acquired Company on notice that coverage will be denied with respect to any claim submitted to such insurer by any Acquired Company. There are no material claims by any Acquired Company pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds or in respect of which such underwriters have reserved their rights.

Section 2.20 Related Party Transactions. No Related Party has, and no Related Party has at any time had, any direct or indirect interest in any asset used in or otherwise relating to the business of any of the Acquired Companies. No Related Party is, or has been, indebted to any of the Acquired Companies. No Related Party has entered into, or has had any direct or indirect financial interest in, any Company Contract, transaction or business dealing involving any of the Acquired Companies. No Related Party is competing, or has at any time competed, directly or indirectly, with any of the Acquired Companies. No Related Party has any claim or right against any of the Acquired Companies (other than rights to receive compensation for services performed as an Employee).

Section 2.21 Legal Proceedings; Orders.

(a) There is no pending Legal Proceeding, and to the Knowledge of the Company, no Person has threatened to commence any Legal Proceeding: (i) that involves any of the Acquired Companies or any of the assets owned, used or controlled by any of the Acquired Companies or any Person whose liability any of the Acquired Companies has or may have retained or assumed, either contractually or by operation of law, or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger or any of the other transactions contemplated by this Agreement or any of the Company Related Agreements. No event has occurred, and no claim, dispute or other condition or circumstance exists, that will, or that would reasonably be expected to, give rise to or serve as a basis for the commencement of any such Legal Proceeding.

(b) There is no order, writ, injunction, judgment or decree to which any of the Acquired Companies, or any of the material assets owned or used by any of the Acquired Companies, is subject. To the Knowledge of the Company, no officer or other Employee is subject to any order, writ, injunction, judgment or decree that prohibits such officer or other Employee from engaging in or continuing any conduct, activity or practice relating to the business of the Acquired Companies.

Section 2.22 Product and Service Warranties.

(a) No Acquired Company makes any warranty or guaranty as to goods manufactured, sold, leased, licensed or delivered or services provided by the Acquired Companies, and there is no pending or, to the Knowledge of the Company, threatened claim alleging any breach of any such warranty or guaranty. All goods manufactured, sold, leased, licensed or delivered, or services provided by the Acquired Companies have been in conformity with all applicable contractual commitments and all express and implied warranties.

(b) Adequate reserves for any expense to be incurred by the Acquired Companies as a result of any express or implied warranty or guaranty as to goods sold, leased or licensed, or services provided by, the Acquired Companies prior to the Effective Time are reflected on the Company Financial Statements.

Section 2.23 Finder’s Fee. Except as set forth on Section 2.23 of the Company Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with this Agreement or any of the other transactions contemplated hereby based upon arrangements made by or on behalf of the Acquired Companies, or officer, member, director or employee of the Acquired Companies, or any Affiliate of the Acquired Companies.

Section 2.24 Certain Payments. Neither an Acquired Company, nor any manager, officer, Employee, agent or other Person associated with or acting for or on behalf of an Acquired Company, has at any time, directly or indirectly:

(a) used any company funds (i) to make any unlawful political contribution or gift or for any other unlawful purpose relating to any political activity, (ii) to make any unlawful payment to any governmental official or employee, or (iii) to establish or maintain any unlawful or unrecorded fund or account of any nature;

(b) made any false or fictitious entry, or failed to make any entry that should have been made, in any of the books of account or other records of the Acquired Companies;

(c) made any payoff, influence payment, bribe, rebate, kickback or unlawful payment to any Person;

(d) performed any favor or given any gift which was not deductible for federal income tax purposes;

(e) made any payment (whether or not lawful) to any Person, or provided (whether lawfully or unlawfully) any favor or anything of value (whether in the form of property or services, or in any other form) to any Person, for the purpose of obtaining or paying for (i) favorable treatment in securing business, or (ii) any other special concession; or

(f) agreed, committed, offered or attempted to take any of the actions described in clauses “(a)” through “(e)” above.

Section 2.25 Company Action.

(a) The board of directors of the Company (at a meeting duly called and held in accordance with the Company Constituent Documents) has unanimously (i) determined that this Agreement and the Merger are advisable, fair, and in the best interests of the Company and its shareholders, (ii) duly and validly approved, adopted and declared advisable the Merger and this Agreement, and (iii) recommended the approval and adoption of this Agreement by the shareholders of the Company and directed that this Agreement be submitted to such shareholders for their approval and adoption, and none of the aforementioned actions of the board of directors of the Company have been amended, modified or rescinded.

(b) The affirmative vote of the holders of a majority of the outstanding Company Ordinary Shares in favor of adopting this Agreement (the “Required Company Shareholder Vote”) is the only vote of the holders of the Company’s share capital necessary to approve or adopt this Agreement or consummate the Merger, in each case on behalf of the Company.

Section 2.26 Full Disclosure.

(a) Neither this Agreement nor the Company Disclosure Schedule (i) contains any representation, warranty or information that is false or misleading with respect to any material fact, or (ii) omits to state any material fact necessary in order to make the representations, warranties and information contained herein and therein, in the light of the circumstances under which such representations, warranties and information were or will be made or provided, not false or misleading.

(b) The information supplied or to be supplied by the Company for inclusion in the Proxy Statement will not, at the time the Proxy Statement is filed with the SEC or mailed to the shareholders of Parent or at the time of the Parent Shareholders’ Meeting, (i) contain any statement that is inaccurate or misleading with respect to any material facts, or (ii) omit to state any material fact necessary in order to make such information not false or misleading in the light of the circumstances under which such information is provided.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby represent and warrant to the Company, as of the date hereof and as of the Closing Date, as set forth below in this Article III.

Section 3.1 Corporate Existence and Power. Each of Parent and Merger Sub is a company duly incorporated, validly existing and in good standing under the laws of the British Virgin Islands, and has all company power required to conduct its business as now conducted, and is duly qualified to do business and is in good standing in each jurisdiction in which the conduct of its business or the ownership or leasing of its properties requires such qualification, except where the failure to be so qualified would not have a material adverse effect on Parent’s business, financial condition or results of operations.

Section 3.2 Authority; Binding Nature of Agreement. Parent and Merger Sub have the right, power and authority to perform their obligations under this Agreement and under each Parent Related Agreement to which either of them is a party, and the execution, delivery and performance by Parent and Merger Sub of this Agreement and each Parent Related Agreement to which either of them is a party (including the contemplated issuance of Parent Ordinary Shares in the Merger in accordance with this Agreement) have been duly authorized by all necessary action on the part of Parent and Merger Sub and their respective boards of directors (subject (a) in the case of the issuance of Parent Ordinary Shares in the Merger pursuant to this Agreement, to the approval by the Required Parent Shareholder Vote, and (b) in the case of the Merger, to the approval and adoption of this Agreement by Parent as the holder of the majority of the then outstanding ordinary shares of Merger Sub). The board of directors of Merger Sub has unanimously approved this Agreement, declared it to be advisable and resolved to recommend to Parent that it vote in favor of the adoption of this Agreement. The independent members of the board of directors of Parent have unanimously approved this Agreement, declared it to be advisable and resolved to recommend to Parent’s shareholders that they vote in favor of the issuance of Parent Ordinary Shares in the Merger. This Agreement constitutes the legal, valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception. Upon the execution and delivery by or on behalf of Parent or Merger Sub of each Parent Related Agreement to which it is a party, such Parent Related Agreement will constitute the legal, valid and binding obligation of Parent or Merger Sub, as applicable, enforceable against Parent or Merger Sub, as applicable, in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 3.3 Absence of Restrictions; Required Consents. Neither the execution, delivery or performance by Parent or Merger Sub of this Agreement or any of the Parent Related Agreements, nor the consummation of transactions contemplated by this Agreement or any of the Related Agreements, will directly or indirectly (with or without notice or lapse of time):

(a) contravene, conflict with or result in a violation of any of the provisions of the Parent Constituent Documents or the Merger Sub Constituent Documents;

(b) contravene, conflict with or result in a violation of, or give any Governmental Body or other Person the right to challenge any of the transactions contemplated by this Agreement or any of the Parent Related Agreements or to exercise any remedy or obtain any relief under, any Law or any order, writ, injunction, judgment or decree to which Parent or Merger Sub, or any of the assets owned, used or controlled by Parent and Merger Sub, is subject;

(c) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held Parent or Merger Sub or that otherwise relates to the business of Parent or Merger Sub or to any of the assets owned, used or controlled by Parent or Merger Sub; or

(d) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Contract of Parent or Merger Sub, or give any Person the right to (i) declare a default or exercise any remedy under any such Contract, or (ii) modify, terminate, or accelerate any right, liability or obligation of Parent or Merger Sub under any such Contract, or charge any fee, penalty or similar payment to the Parent or Merger Sub under any such Contract.

Section 3.4 SEC Filings; Financial Statements.

(a) Since April 1, 2008, Parent (or its predecessor-in-interest) has filed with the SEC all required reports and filings (the “Parent SEC Documents”). As of the time of filing with the SEC (or, if amended or superseded by a filing prior to the date hereof, then on the date of such filing), (i) each of the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be), and (ii) none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Parent is in compliance, in all material respects, with the applicable listing rules of Amex and has not since April 1, 2008 received (and its predecessor-in-interest did not; on or after April 1, 2008, receive) any written notice from Amex asserting any non-compliance with such rules.

(b) The consolidated financial statements contained in the Parent SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP or IFRS, as applicable, applied on a consistent basis throughout the periods covered, except as may be indicated in the notes to such consolidated financial statements and (in the case of unaudited statements) as permitted by the SEC, and except that unaudited financial statements may not contain footnotes and are subject to year-end audit adjustments; and (iii) fairly present, in all material respects, the consolidated financial position of Parent (or its predecessor-in-interest) as of the respective dates thereof and the consolidated results of operations of Parent (or its predecessor-in-interest) for the periods covered thereby.

Section 3.5 Valid Issuance. Subject to Section 1.5(b), the Parent Ordinary Shares to be issued pursuant to Section 1.5(a) will, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid and nonassessable.

Section 3.6 Full Disclosure. The information supplied or to be supplied by Parent for inclusion in the Proxy Statement will not, at the time the Proxy Statement is filed with the SEC or mailed to the shareholders of Parent, or at the time of the Parent Shareholders’ Meeting, (a) contain any statement that is inaccurate or misleading with respect to any material facts, or (b) omit to state any material fact necessary in order to make such information not false or misleading in the light of the circumstances under which such information is provided. The Proxy Statement will comply as to form in all material respects with the applicable provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder.

ARTICLE IV

CERTAIN COVENANTS AND AGREEMENTS

Section 4.1 Access and Investigation. During the period from the date hereof to the Effective Time (the “Pre-Closing Period”), the Company shall (a) provide Parent and Parent’s Representatives with reasonable access to the Company’s Representatives, personnel, properties and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to any of the Acquired Companies, and (b) provide Parent and Parent’s Representatives with copies of such books, records, Tax Returns, work papers and other documents and information and such additional financial, operating and other data and information regarding any of the Acquired Companies as Parent may reasonably request.
Section 4.2 Operation of the Company’s Business.

(a) During the Pre-Closing Period, the Company shall (i) ensure that each of the Acquired Companies conducts its business and operations (A) in the ordinary course and in accordance with past practice, and (B) in compliance with all applicable Laws and the requirements of all Contracts and Governmental Authorizations held by the Company; and (ii) use best efforts to ensure that each of the Acquired Companies preserves intact its current business organization, keeps available the services of its current officers, directors and Employees and maintains its relations and goodwill with all suppliers, customers, landlords, creditors, licensors, licensees, Employees and other Persons having business relationships with any of the Acquired Companies.

(b) During the Pre-Closing Period, the Company shall ensure that none of the Acquired Companies (without the prior written consent of Parent):

(i) (A) declare, accrue, set aside or pay any dividends on, or make any other distributions (whether in cash, shares or property) in respect of, any of its share capital or other equity or voting interests, (B) authorize for issuance or issue and deliver any additional share capital or Company Rights, (C) split, combine or reclassify any of its share capital or other equity or voting interests, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its share capital or other equity or voting interests, (D) purchase, redeem or otherwise acquire any share capital or any other securities of any Acquired Company or any Company Rights (including any restricted shares except pursuant to forfeiture conditions of such restricted shares), or (E) take any action that would result in any change of any term (including any conversion price thereof) of any debt security of any Acquired Company;

(ii) amend or permit the adoption of any amendment to the Company Constituent Documents, or effect, become a party to or authorize any Acquisition Transaction, recapitalization, reclassification of shares, share split, reverse share split or similar transaction;

(iii) except as required by applicable Laws, adopt or enter into any collective bargaining agreement or other labor union Contract applicable to the Employees;

(iv) adopt a plan of complete or partial liquidation or dissolution or resolutions providing for or authorizing such a liquidation or a dissolution;

(v) form any Subsidiary or acquire any equity interest or other interest in any other Entity;

(vi) make any capital expenditure outside the ordinary course of business or make any single capital expenditure in excess of $100,000; provided, however, that the maximum amount of all capital expenditures made on behalf of the Acquired Companies, taken as a whole, during the Pre-Closing Period shall not exceed $250,000 in the aggregate;

(vii) except in the ordinary course of business and consistent with past practice, enter into or become bound by, or permit any of the assets owned or used by it to become bound by, any Company Contract, or amend or terminate, or waive or exercise any material right or remedy under, any Company Contract;

(viii) acquire, lease or license any right or other asset from any other Person or sell or otherwise dispose of, or lease, license or encumber, any right or other asset to any other Person (except in each case for assets acquired, leased, licensed, encumbered or disposed of by the Company in the ordinary course of business and not having a value, or not requiring payments to be made or received, in excess of $100,000 individually, or $250,000 in the aggregate), or waive or relinquish any claim or right;

(ix) repurchase, prepay or incur any indebtedness or guarantee any indebtedness of another Person, guarantee any debt securities of another Person, enter into any “keep well” or other agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing;

(x) grant, create, incur or suffer to exist any Encumbrance on the assets of the Acquired Companies that did not exist on the date of this Agreement or write down the value of any asset or investment on the books or records of the Acquired Companies, except for depreciation and amortization in the ordinary course of business and consistent with past practice;

(xi) make any loans, advances or capital contributions to, or investments in, any other Person;

(xii) except as required to comply with applicable Laws or any Contract or Employee Benefit Plan in effect on the date hereof, (A) pay to any Employee, officer, director or independent contractor of any Acquired Company any benefit not provided for under any Contract or Employee Benefit Plan in effect on the date hereof, (B) grant any awards under any Employee Benefit Plan, (C) take any action to fund or in any other way secure the payment of compensation or benefits under any Contract or Employee Benefit Plan, (D) take any action to accelerate the vesting or payment of any compensation or benefit under any Contract or Employee Benefit Plan, (E) adopt, enter into or amend any Employee Benefit Plan other than offer letters entered into with new Employees in the ordinary course of business consistent with past practices that provide, except as required by applicable Laws, for “at will employment” with no severance benefits, or (F) make any material determination under any Employee Benefit Plan that is inconsistent with the ordinary course of business consistent with past practices;

(xiii) except as required by IFRS or applicable Laws, change its fiscal year, revalue any of its material assets or make any changes in financial or tax accounting methods, principles or practices;

(xiv) settle or compromise any Legal Proceedings related to or in connection with an Acquired Company’s business;

(xv) (A) dispose of or permit to lapse any ownership and/or right to the use of, or fail to protect, defend and maintain the ownership, validity and registration of, the Company Intellectual Property, or (B) dispose of or disclose to any Person, any Confidential Information;

(xvi) take or omit to take any action that would, or is reasonably likely to, (A) result in any of its representations and warranties set forth in this Agreement or any certificate delivered in connection with the Closing being or becoming untrue in any material respect at any time at or prior to the Effective Time, (B) result in any of the conditions to the consummation of the Merger set forth in Articles V and VI hereof not being satisfied, (C) constitute or result in a breach of any provisions of this Agreement, or (D) cause any of the Acquired Companies to be unable to conduct its business after the Effective Time in accordance with its past practice and as presently planned to be conducted after giving effect to the transactions contemplated under this Agreement; or

(xvii) authorize, agree, commit or enter into any Contract to take any of the actions described in clauses “(i)” through “(xvi)” of this Section 4.2(b).

Section 4.3 Notification.

(a) During the Pre-Closing Period, the Company shall promptly notify Parent in writing of:

(i) the discovery by the Company of any event, condition, fact or circumstance that occurred or existed on or prior to the date hereof and that caused or constitutes an inaccuracy in or breach of any representation or warranty made by the Company in this Agreement;

(ii) any event, condition, fact or circumstance that occurs, arises or exists that would cause or constitute an inaccuracy in or breach of any representation or warranty made by the Company in this Agreement if (A) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance, or (B) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement

(iii) any breach of any covenant or obligation of the Company under this Agreement or the agreements contemplated under this Agreement;

(iv) any event, condition, fact or circumstance that has made or would reasonably be expected to make the timely satisfaction of any condition set forth in Article V or Article VI impossible or unlikely or that has had or would reasonably be expected to have a Material Adverse Effect; and

(v) (A) any notice or other communication from any Person alleging that the consent or approval of such Person is or may be required in connection with the transactions contemplated by this Agreement, and (B) any Legal Proceeding or material claim threatened, commenced or asserted against or with respect to any of the Acquired Companies or the transactions contemplated by this Agreement.

(b) During the Pre-Closing Period, Parent shall promptly notify the Company in writing of:

(i) the discovery by Parent or Merger Sub of any event, condition, fact or circumstance that occurred or existed on or prior to the date hereof and that caused or constitutes an inaccuracy in or breach of any representation or warranty made by Parent or Merger Sub in this Agreement;

(ii) any event, condition, fact or circumstance that occurs, arises or exists that would cause or constitute an inaccuracy in or breach of any representation or warranty made by Parent or Merger Sub in this Agreement if (A) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance, or (B) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement;

(iii) any breach of any covenant or obligation of Parent or Merger Sub under this Agreement or the agreements contemplated under this Agreement;

(iv) any event, condition, fact or circumstance that has made or would reasonably be expected to make the timely satisfaction of any condition set forth in Article V or Article VI impossible or unlikely or that has had or would reasonably be expected to have a material adverse effect on Parent or Merger Sub; and

(v) (A) any notice or other communication from any Person alleging that the consent or approval of such Person is or may be required in connection with the transactions contemplated by this Agreement, and (B) any Legal Proceeding or material claim threatened, commenced or asserted against or with respect to Parent, Merger Sub or the transactions contemplated by this Agreement.

No notification given to a party pursuant to this Section 4.3 shall limit or otherwise affect any of the representations, warranties, covenants, obligations of the party delivering such notification, or the rights of the party receiving such notification, contained in this Agreement.

Section 4.4 Company Shareholder Approval; Notice to Shareholders.

(a) Immediately following the execution of this Agreement, the Company shall solicit and obtain duly executed written consents in lieu of a meeting of shareholders approving and adopting this Agreement and the Merger, which written consents shall be substantially in the form attached hereto as Exhibit 4.4 (each, a “Company Shareholder Written Consent”). The Company shall provide to Parent a copy of each Company Shareholder Written Consent immediately following the execution and delivery thereof. The Company shall ensure that the Company Shareholder Written Consents are obtained in compliance with, and are valid and effective under, BVI Law and the Company Constituent Documents.

(b) As promptly as practicable, but in no event later than the seventh (7th) Business Day following the execution and delivery of Shareholder Written Consents representing the Required Company Shareholder Vote, the Company shall deliver, to each shareholder of the Company that did not execute and deliver a Shareholder Written Consent and that provided a written objection to the Company, a notice that the Required Company Shareholder Vote has been obtained.

Section 4.5 Employee Matters.

(a) At the Closing, if and as requested by Parent, the Company shall terminate, or cause to be terminated, certain or all of the Company Benefit Plans and shall ensure that no Employee or former Employee of the Acquired Companies has any rights under such Company Benefit Plans and that any liabilities of an Acquired Company under such Company Benefit Plans (including any such liabilities relating to services performed prior to the Closing) are fully extinguished at no cost to the Company, the Surviving Company, Parent or its Affiliates.

(b) Neither the Company nor any Representative of the Company shall make any communication to Employees regarding any retirement, group health, life insurance, disability, accidental death and dismemberment insurance or employee share purchase plan maintained by Parent or any of its Affiliates or any compensation or benefits to be provided after the Closing Date without the advance written approval of Parent.

Section 4.6 Calculation of Merger Consideration. Prior to the Effective Time, the Company shall provide to Parent for review (a) an update to Section 2.5 of this Agreement reflecting the capitalization of the Company as of immediately prior to the Effective Time, (b) a detailed list setting forth the name of each holder of Company Ordinary Shares as well as the number of Company Ordinary Shares held by such holder as of immediately prior to the Effective Time, and (c) the amount of Merger Consideration to which each such holder of Company Ordinary Shares is entitled to pursuant to this Agreement.

Section 4.7 Related Party Transactions. The Company shall, prior to the Closing, cause to be paid to the applicable Acquired Company all amounts owed to such Acquired Company by any shareholder of the Company or any Related Party. Prior to the Effective Time, any debts of an Acquired Company owed to any of the shareholders of the Company or to any Related Party shall be canceled, except those obligations owed to any such shareholder or Related Party in respect of his or her employment with such Acquired Company.

Section 4.8 Public Announcements. During the Pre-Closing Period, (a) the Acquired Companies shall not (and the Acquired Companies shall not permit any of their Representatives to) issue any press release or make any public statement regarding this Agreement, or regarding any of the transactions contemplated by this Agreement, without Parent’s prior written consent, and (b) Parent will use reasonable efforts to consult with the Shareholders’ Representative prior to issuing any press release or making any public statement regarding the transactions contemplated by this Agreement; provided, however, that nothing herein shall be deemed to prohibit Parent from making any public disclosure that Parent deems necessary or appropriate under applicable Law; provided, further, without the prior written consent of Parent, prior to the filing of the Proxy Statement with the SEC, the Acquired Companies shall not at any time disclose to any Person the fact that this Agreement has been entered into or any of the terms of this Agreement other than to such parties’ advisors who the Company reasonably determines needs to know such information for the purpose of advising the Company, it being understood that such advisor will be informed of the confidential nature of this Agreement and the terms of this Agreement and will be directed to treat such information as confidential in accordance with the terms of this Agreement.

Section 4.9 Reasonable Efforts; Further Assurances; Cooperation. Subject to the other provisions hereof, each party shall use its reasonable, good faith efforts to perform its obligations hereunder and to take, or cause to be taken, and do, or cause to be done, all things necessary, proper or advisable under applicable Law to cause the transactions contemplated herein to be effected as soon as practicable, but in any event on or prior to the

Expiration Date, in accordance with the terms hereof and shall cooperate fully with each other party and its Representatives in connection with any step required to be taken as a part of its obligations hereunder, including the following:

(a) Each party shall promptly make its filings and submissions and shall take all actions necessary, proper or advisable under applicable Laws to obtain any required approval of any Governmental Body with jurisdiction over the transactions contemplated hereby (except that Parent shall have no obligation to take or consent to the taking of any action required by any such Governmental Body that could adversely affect the business or assets of any Acquired Company or the transactions contemplated by this Agreement or any agreement entered into in connection with this Agreement). The Company shall furnish to Parent all information required for any application or other filing to be made by Parent pursuant to any applicable Law in connection with the transactions contemplated under this Agreement;

(b) Each party shall promptly notify the other parties of (and provide written copies of) any communications from or with any Governmental Body in connection with the transactions contemplated under this Agreement;

(c) In the event any claim, action, suit, investigation or other proceeding by any Governmental Body or other Person is commenced that questions the validity or legality of the transactions contemplated under this Agreement or seeks damages in connection therewith, the parties shall (i) cooperate and use all reasonable efforts to defend against such claim, action, suit, investigation or other proceeding, (ii) in the event an injunction or other order is issued in any such action, suit or other proceeding, use all reasonable efforts to have such injunction or other order lifted, and (iii) cooperate reasonably regarding any other impediment to the consummation of the transactions contemplated under this Agreement; and

(d) The Company shall give all notices to third parties and use its best efforts (in consultation with Parent) to obtain all third party consents (i) necessary, proper or advisable to consummate the transactions contemplated under this Agreement, (ii) required to be given or obtained, or (iii) required to prevent a Material Adverse Effect, whether prior to, on or following the Closing Date.

Section 4.10 Customer Visits. During the Pre-Closing Period, the Company shall permit Parent to discuss and meet, and shall cooperate in such discussions and meetings, with any Customer that Parent so requests. A senior executive of any Acquired Company, reasonably satisfactory to Parent, shall have the right to accompany Parent’s representative to such meeting and shall participate with Parent’s representative in any such discussions. Furthermore, the Company shall cooperate with Parent in the preparation of a presentation to such Customers with respect to the transactions contemplated hereby. All costs relating to the actions described in this Section 4.10 shall be borne solely by Parent. The Company shall promptly notify Parent if a commercial relationship and/or agreement it has with a Customer terminates during the period commencing on the date of this Agreement and ending on the Closing Date.

Section 4.11 Condemnation. In the event of the actual or threatened taking by exercise of the right of eminent domain (whether temporary or permanent and whether by deed in lieu of condemnation) of any part of the Real Property (a “Condemnation”) of which the Company acquires Knowledge on or prior to the Closing Date, (a) the Company will give Parent notice within three (3) calendar days of acquiring such knowledge, (b) upon receipt of such notice, Parent shall have the right to terminate this Agreement in accordance with the provisions of Section 7.1(e), and (c) if Parent chooses not to terminate the Agreement, the Closing shall take place as herein provided without any abatement of the aggregate Merger Consideration paid to the shareholders of the Company.

Section 4.12 Casualty. In the event of any loss, damage or destruction to the assets or properties of the Acquired Companies (including the Real Property or the improvements thereon) resulting in losses of $100,000 or greater, after the date hereof and prior to the Closing, whether by fire, theft, vandalism, terrorism, flood, earthquake, force majeure or other cause or casualty (a “Casualty”), the Company shall promptly notify Parent of the occurrence thereof. Upon receipt of such notice, Parent shall have the right to terminate this Agreement in accordance with the provisions of Section 7.1(e). In the event of such Casualty, if Parent chooses not to terminate the Agreement, the Company shall have the right to repair and restore the loss, damage or destruction before the Closing, in which event (a) the Company shall restore such assets or properties to substantially the condition in which they existed immediately prior to the Casualty, (b) the Company shall be entitled, but not obligated, to postpone the Closing for up to thirty (30) Business Days upon written notice of such postponement to Parent, which notice shall specify a new date for the Closing, and (c) if such repair and restoration work is not completed at Closing, Parent shall have the right to terminate this Agreement or proceed to the Closing, in which event Parent may withhold that portion of the aggregate Merger Consideration equal to the estimated cost of repair and restoration for such assets or properties.

Section 4.13 Redomiciliation of the Company. The Company shall use commercially reasonably efforts to effect, as promptly as practicable after the date of this Agreement, the redomiciliation of the Company from a company organized and existing under the laws of the Cayman Islands to a company organized and existing under the laws of the British Virgin Islands (the “Redomiciliation”).

Section 4.14 Land Permits. The Company shall use commercially reasonably efforts to obtain and deliver to Parent, no later than June 30, 2010, written evidence, reasonably satisfactory to Parent, that it has obtained a construction work planning permit ( ) and a work commencement permit ( ) for each of Parcel A1, Parcel A2 and Parcel A4.

ARTICLE V

CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND MERGER SUB

The obligations of Parent and Merger Sub to effect the Merger and otherwise consummate the transactions contemplated by this Agreement are subject to the satisfaction, or written waiver by Parent, of each of the following conditions at or prior to the Closing:

Section 5.1 Accuracy of Representations. Each of the representations and warranties of the Company contained in this Agreement that are qualified as to materiality shall be true and correct in all respects, and each of the representations and warranties of the Company contained in this Agreement that are not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date with the same force and effect as though made as of the Closing Date, (except to the extent that any such representation and warranty expressly speaks as of a specific date, in which case the accuracy of such representation and warranty shall be determined as of such date).

Section 5.2 Performance of Covenants. Each of the covenants and obligations set forth herein that the Company is required to comply with or perform at or prior to the Closing shall have been complied with or performed in all material respects.

Section 5.3 Company Compliance Certificate. The Company shall have delivered, or caused to be delivered, to Parent a certificate executed by the principal executive officer or principal financial officer of the Company as to compliance with the conditions set forth in Section 5.1 and Section 5.2 (the “Company Compliance Certificate”).

Section 5.4 Shareholder Approval. This Agreement shall have been duly adopted, and the Merger shall have been duly approved, by the Required Company Shareholder Vote and the Required Parent Shareholder Vote.

Section 5.5 Proxy Statement. The Proxy Statement shall have been filed with the SEC and mailed to the shareholders of Parent in accordance with the regulations of the SEC.

Section 5.6 Listing. The Parent Ordinary Shares to be issued in the Merger shall have been approved for listing, subject to official notice of issuance, on Amex.

Section 5.7 Consents. All consents, approvals, orders or authorizations of, or registrations, declarations or filings with any Person required in connection with the execution, delivery or performance of this Agreement shall have been obtained or made and shall be in full force and effect, in each case in form and substance reasonably satisfactory to Parent.

Section 5.8 Company Rights. All Company Rights shall have been exercised for Company Ordinary Shares or shall have been cancelled with no liability to Parent, the Surviving Company or their Affiliates, and Parent shall have received written evidence satisfactory to it of such exercise or cancellation.

Section 5.9 Legal Opinions.

(a) Parent shall have received a legal opinion, dated the Closing Date, of Conyers Dill & Pearman, British Virgin Islands counsel for the Company, reasonably satisfactory in form and substance to Parent and containing the opinions set forth in Exhibit 5.9(a); and

(b) Parent shall have received a legal opinion, dated the Closing Date, of Commerce & Finance, PRC counsel for the Company, reasonably satisfactory in form and substance to Parent and containing the opinions set forth in Exhibit 5.9(b).

Section 5.10 Calculation of Merger Consideration. The Company shall have delivered, or caused to be delivered, to Parent a certificate signed by the principal financial officer of the Company containing the information required pursuant to Section 4.6.

Section 5.11 Ancillary Agreements and Deliveries. The Company shall have delivered, or caused to be delivered, to Parent (a) the items listed in Section 1.3(b), (b) a true, correct and complete list of all Employees and their respective work locations as of a date within five (5) days prior to the Closing Date, (c) a true, correct and complete list of the complete legal descriptions of the Owned Real Property and the respective Acquired Company that owns such Owned Real Property of a date within five (5) days prior to the Closing Date, (d) with respect to each parcel of Owned Real Property, a true, correct and complete list, as of a date within five (5) days prior to the Closing Date, of (i) all leases, subleases, licenses, concessions or other agreements, written or oral, granting any Person the right of use or occupancy of, or the right to consent to the use or occupancy of, any portion of such parcel, and (ii) all outstanding rights of first refusal, rights of first offer or options to purchase such parcel or any interest therein, each of which, in the case of agreements and documents, shall be in full force and effect.

Section 5.12 Certain Covenants and Agreements. If applicable, the Company shall have delivered, or caused to be delivered, to Parent written evidence, reasonably satisfactory to Parent, that the Company has complied with the covenants and agreements set forth in Section 4.7.

Section 5.13 No Material Adverse Effect. There shall not have occurred a Material Adverse Effect, and no event shall have occurred or circumstance exist that, in combination with any other events or circumstances, would reasonably be expected to have a Material Adverse Effect.

Section 5.14 No Restraints. No temporary restraining order, preliminary or permanent injunction or other Order preventing the consummation of the Merger shall have been issued by any Governmental Body, and there shall not be any Law enacted or deemed applicable to the Merger that makes consummation of the Merger illegal or would subject Parent or the Surviving Company to sanctions if the Merger is consummated.

Section 5.15 No Litigation. There shall not be pending or threatened any Legal Proceeding by or before any Governmental Body against Parent, Merger Sub or any Acquired Company (a) seeking to restrain or prohibit Parent’s direct or indirect ownership or operation of all or a significant portion of the business and assets of any Acquired Company, or to compel Parent or any of its Subsidiaries or Affiliates to dispose of or hold separate any significant portion of the business or assets of any Acquired Company, (b) seeking to restrain or prohibit or make materially more costly the consummation of the transactions contemplated by this Agreement, or seeking to obtain from Parent, Merger Sub or any Acquired Company any damages in excess of $250,000, (c) seeking to impose limitations on the ability of Parent to hold or exercise full rights of ownership of shares of the Surviving Company, or (d) which otherwise would reasonably be expected to have a Material Adverse Effect.

Section 5.16 Due Diligence Review. Parent shall have completed to its satisfaction the due diligence review of the operations, condition (financial and other), prospects, assets and liabilities of the Acquired Companies and their businesses.

Section 5.17 Redomiciliation. The Company shall have completed the Redomiciliation.

Section 5.18 Election and Disclosure Regarding Northeast Logistics City. China South City Holdings Limited, a company incorporated in Hong Kong whose shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited (“CSC”), shall have elected not to exercise the right(s) of first offer granted to CSC by Mr. Cheng Chung Hing, Ricky, and Mr. Leung Moon Lam, respectively, pursuant to that certain deed(s) of option and undertaking, dated September 4, 2009, by and among CSC, Mr. Cheng and Mr. Leung, in relation to Mr. Cheng’s and Mr. Leung’s effective interests in the comprehensive and integrated logistics and trade center referred to as “Northeast Logistics City,” which election shall have been publicly disclosed by CSC.

Section 5.19 Deed of Forgiveness and Indemnity. The Company and each of its shareholders shall have entered into a deed of forgiveness and indemnity whereby each such shareholder shall have (a) forgiven, in its entirety, any and all loans, including interest accrued thereon, made to the Company (or any of its Affiliates) by such shareholder (or any of such shareholder’s Affiliates) as of the date of this Agreement (collectively, the “Loan Obligation”), and (b) agreed to, jointly and severally with each other shareholder of the Company, indemnify and hold the Company and each of its direct and indirect parent companies and subsidiaries, and each of its and their officers, directors, employees, agents, successors and assigns, harmless from and against any and all losses, damages, claims, costs and expenses arising out of or relating to any Loan Obligation.

ARTICLE VI

CONDITIONS PRECEDENT TO OBLIGATIONS OF THE COMPANY

The obligations of the Company to effect the Merger and otherwise consummate the transactions contemplated by this Agreement are subject to the satisfaction, or written waiver by the Company, of each of the following conditions at or prior to the Closing:

Section 6.1 Accuracy of Representations. Each of the representations and warranties of Parent and Merger Sub contained in this Agreement that are qualified as to materiality shall be true and correct in all respects, and each of the representations and warranties of the Company contained in this Agreement that are not so qualified shall be true and accurate in all material respects, in each case as of the date of this Agreement and as of the Closing Date with the same force and effect as though made as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a specific date, in which case the accuracy of such representation and warranty shall be determined as of such date).

Section 6.2 Performance of Covenants. Each of the covenants and obligations set forth herein that Parent or Merger Sub, as applicable, is required to comply with or perform at or prior to the Closing shall have been complied with or performed in all material respects.

Section 6.3 Parent Compliance Certificate. Parent shall have delivered, or caused to be delivered, to the Company a certificate executed by the principal executive officer or principal financial officer of Parent as to compliance with the conditions set forth in Sections 6.1 and 6.2.

Section 6.4 Ancillary Agreements and Deliveries. Parent and Merger Sub shall have delivered, or caused to be delivered, to the Company the items listed in Section 1.3(c), each of which, in the case of agreements and documents, shall be in full force and effect.

Section 6.5 Shareholder Approval. This Agreement shall have been duly adopted, and the Merger shall have been duly approved, by the Required Company Shareholder Vote and the Required Parent Shareholder Vote.

Section 6.6 Proxy Statement. The Proxy Statement shall have been filed with the SEC in accordance with the regulations of the SEC.

Section 6.7 Listing. The Parent Ordinary Shares to be issued in the Merger shall have been approved for listing, subject to official notice of issuance, on Amex.

Section 6.8 No Restraints. No temporary restraining order, preliminary or permanent injunction or other Order preventing the consummation of the Merger shall have been issued by any Governmental Body and shall remain in effect, and there shall not be any Law enacted or deemed applicable to the Merger that makes consummation of the Merger illegal.

Section 6.9 Consents. All consents approvals, orders or authorizations of, or registrations, declarations or filings with, any Governmental Body required in connection with the execution, delivery and performance of this Agreement shall have been obtained or made, and shall be in full force and effect, in each case in form and substance reasonably satisfactory to the Company.

Section 6.10 Redomiciliation. The Company shall have completed the Redomiciliation.

ARTICLE VII

TERMINATION

Section 7.1 Termination Events. This Agreement may be terminated prior to the Closing:

(a) by mutual written consent of Parent and the Company;

(b) by written notice from Parent to the Company, if there has been a breach of any representation, warranty, covenant or agreement by the Company, or any such representation or warranty shall become untrue after the date of this Agreement such that the conditions in Sections 5.1 and 5.2 would not be satisfied and such breach is not curable or, if curable, is not cured within the earlier of (i) fifteen (15) days after written notice thereof is given by Parent to the Company, and (ii) the Expiration Date;

(c) by written notice from the Company to Parent, if there has been a breach of any representation, warranty, covenant or agreement by Parent or Merger Sub, or any such representation or warranty shall become untrue after the date of this Agreement, such that the conditions in Sections 6.1 and 6.2 would not be satisfied and such breach is not curable or, if curable, is not cured within the earlier of (i) fifteen (15) days after written notice thereof is given by the Company to Parent, and (ii) the Expiration Date;

(d) by either Parent or the Company if (i) the Parent Shareholders’ Meeting (including any adjournments and postponements thereof) shall have been held and completed and Parent’s shareholders shall have voted on the adoption of this Agreement and approval of the Merger, and (ii) the adoption of this Agreement and approval of the Merger shall not have been approved at such meeting (and shall not have been approved at any adjournment or postponement thereof) by the Required Parent Shareholder Vote; provided, however, that a party shall not be permitted to terminate this Agreement pursuant to this Section 7.1(d) if the failure to obtain such shareholder vote is attributable to a failure on the part of the party seeking to terminate this Agreement to perform any material obligation required to be performed by such party at or prior to the Effective Time;

(e) by written notice from Parent to the Company under the circumstances described in Section 4.11 or Section 4.12; or

(f) by written notice by the Company to Parent or Parent to the Company, as the case may be, in the event the Closing has not occurred on or prior to March 31, 2010 (the “Expiration Date”) for any reason other than delay or nonperformance of or breach, in each case under this Agreement or any other agreement contemplated under this Agreement, by the party seeking such termination.

Section 7.2 Effect of Termination. In the event of termination of this Agreement pursuant to this Article VII,

(a) this Agreement shall forthwith become void and there shall be no liability on the part of any party to this Agreement or its partners, officers, directors or shareholders, except for obligations under Section 4.8 (Public Announcements), Section 9.3 (Fees and Expenses), Section 9.4 (Waiver; Amendment), Section 9.5 (Entire Agreement), Section 9.6 (Execution of Agreement; Counterparts; Electronic Signatures), Section 9.7 (Governing Law; Jurisdiction and Venue), Section 9.8 (Waiver of Jury Trial), Section 9.9 (Assignment and Successors), Section 9.11 (Notices), Section 9.12 (Construction; Usage), Section 9.13 (Enforcement of Agreement), Section 9.14 (Severability), Section 9.16 (Schedules and Exhibits) and this Section 7.2, and the definitions used in each of the foregoing sections, including those set forth in Exhibit A attached hereto, all of which shall survive the Termination Date; and

(b) the Company shall reimburse Parent for all fees, costs and expenses (including legal, accounting, third party appraisal and similar fees and expenses) incurred by Parent or Merger Sub through the Termination Date in connection with the preparation, negotiation and execution of this Agreement and the transactions contemplated by this Agreement.

Notwithstanding the foregoing, nothing contained herein shall relieve any party from liability for any breach hereof.

ARTICLE VIII

INDEMNIFICATION

Section 8.1 Indemnification Obligations.

(a) From and after the Closing, the Indemnified Parties shall be held harmless and shall be indemnified by the shareholders of the Company as of immediately prior to the Effective Time from and against, and shall be compensated, reimbursed and paid for by the shareholders of the Company as of immediately prior to the Effective Time, any and all Losses arising out of or relating to:

(i) any inaccuracy in or breach of any representation or warranty of the Company set forth in this Agreement, the Company Compliance Certificate or any other Company Related Agreement (without giving effect to any materiality qualification contained in such representation or warranty);

(ii) any breach of any covenant, agreement or undertaking made by the Company in this Agreement or in any Company Related Agreement;

(iii) any of the Company Benefit Plans in respect of or relating to any period ending on or prior to the Closing Date, including the termination thereof pursuant to Section 4.5;

(iv) (A) any provision of any Environmental Law and arising out of, or relating to, (x) any act or omission of any Acquired Company or any of or their employees, agents or representatives on or prior to the Closing Date, or (y) the ownership, use, control or operation on or prior to the Closing Date of any real property, plant, facility, site, area or property used in the business of any Acquired Company (whether currently or previously owned or leased by any Acquired Company), including arising from any Release of any Materials of Environmental Concern or off-site shipment of any Materials of Environmental Concern at or from such real property, plant, facility, site, area or property, or (B) mold or any other environmental matter or condition arising on or prior to the Closing Date;

(v) pending suits, actions, investigations or other legal, governmental or administrative proceedings set forth on, or required to be set forth on, Section 2.21 of the Company Disclosure Schedule;

(vi) if applicable, any demands by holders of Company Ordinary Shares under BVI Law; or

(vii) any matter set forth on Exhibit 8.1.

(b) In the event the Surviving Company suffers, incurs or otherwise becomes subject to any Losses as a result of or in connection with any inaccuracy in or breach or alleged breach of any representation, warranty, covenant or obligation of the Company, then (without limiting any of the rights of the Surviving Company as an Indemnified Party) Parent shall also be deemed, by virtue of its ownership of shares of the Surviving Company, to have incurred Losses as a result of and in connection with such inaccuracy, breach or alleged breach.

(c) The current or former shareholders of the Company shall not have and shall not exercise or assert (or attempt to exercise or assert), any right of contribution, right of indemnity or other right or remedy against the Surviving Company in connection with any indemnification obligation or any liability to which such current or former shareholders of the Company may become subject under or in connection with this Agreement.

Section 8.2 Indemnification Procedure.

(a) Promptly following receipt by an Indemnified Party of notice by a third party (including any Governmental Body) of any complaint, dispute or claim or the commencement of any audit, investigation, action or proceeding with respect to which such Indemnified Party may be entitled to indemnification pursuant hereto (a “Third Party Claim”), such Indemnified Party shall provide written notice thereof to the Shareholders’ Representative, provided, however, that the failure to so notify the Shareholders’ Representative shall not limit the Indemnified Party’s right to indemnification under this Article VIII unless, and only to the extent that, such failure to so notify the Shareholders’ Representative results in the forfeiture of rights and defenses otherwise available to the Shareholders’ Representative with respect to such Third Party Claim. The Shareholders’ Representative shall have the right, upon written notice delivered to the Indemnified Party within twenty (20) days thereafter assuming full responsibility for any Losses resulting from such Third Party Claim, to assume the defense of such Third Party Claim, including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of the fees and disbursements of such counsel. In the event, however, that the Shareholders’ Representative declines or fails to assume the defense of such Third Party Claim on the terms provided above or to employ counsel reasonably satisfactory to the Indemnified Party, in either case within such twenty (20)-day period, then any Losses shall include the reasonable fees and disbursements of counsel for the Indemnified Party as incurred. In any Third Party Claim for which indemnification is being sought hereunder the Indemnified Party or the Shareholders’ Representative, whichever is not assuming the defense of such Third

Party Claim, shall have the right to participate in such matter and to retain its own counsel at such Party’s own expense. The Shareholders’ Representative or the Indemnified Party (as the case may be) shall at all times use reasonable efforts to keep the Shareholders’ Representative or Indemnified Party (as the case may be) reasonably apprised of the status of the defense of any matter the defense of which it is maintaining and to cooperate in good faith with each other with respect to the defense of any such matter.

(b) No Indemnified Party may settle or compromise any Third Party Claim or consent to the entry of any judgment with respect to which indemnification is being sought hereunder without the prior written consent of the Shareholders’ Representative (which may not be unreasonably withheld or delayed), unless the Shareholders’ Representative fails to assume and maintain diligently the defense of such Third Party Claim pursuant to Section 8.2(a). The Shareholders’ Representative may not, without the prior written consent of the Indemnified Party, settle or compromise any Third Party Claim or consent to the entry of any judgment with respect to which indemnification is being sought hereunder unless such settlement, compromise or consent (i) includes an unconditional release of the Indemnified Party and its officers, directors, employees and Affiliates from all liability arising out of, or related to, such Third Party Claim, (ii) does not contain any admission or statement suggesting any wrongdoing or liability on behalf of the Indemnified Party or any of the Indemnified Party’s Affiliates, and (iii) does not contain any equitable order, judgment or term that in any manner affects, restrains or interferes with the business of the Indemnified Party or any of the Indemnified Party’s Affiliates.

(c) In the event an Indemnified Party claims a right to payment pursuant hereto with respect to any matter not involving a Third Party Claim (a “Direct Claim”), such Indemnified Party shall send written notice of such claim to the Shareholders’ Representative (a “Notice of Claim”). Such Notice of Claim shall specify the basis for such Direct Claim. The failure by any Indemnified Party so to notify the Shareholders’ Representative shall not limit the Indemnified Party’s right to indemnification with respect to any Direct Claim made pursuant to this Section 8.2(c), it being understood that Notices of Claim in respect of a breach of a representation or warranty must be delivered prior to the expiration of the survival period for such representation or warranty under Section 8.3. In the event the Shareholders’ Representative does not notify the Indemnified Party within thirty (30) days following its receipt of such Notice of Claim that the Shareholders’ Representative disputes the Indemnified Party’s right to indemnification under this Article VIII or the amount thereof, the Indemnified Party shall be conclusively entitled to the amount set forth in such Notice of Claim. In the event the Shareholders’ Representative has timely disputed the Indemnified Party’s right to indemnification under this Article VIII or the amount thereof, the Indemnified Party and the Shareholders’ Representative shall, as promptly as reasonably practicable, establish the merits and amount of such Direct Claim (by mutual agreement, litigation or otherwise).

Section 8.3 Survival Period. The representations and warranties made by the Company herein shall not be extinguished by the Closing, but shall survive the Closing for, and all claims for indemnification in connection therewith shall be asserted not later than one (1) year following the Closing Date; provided, however, that (a) each of the representations and warranties contained in Section 2.1 (Organization; Standing and Power; Subsidiaries), Section 2.3 (Authority; Binding Nature of Agreement), Section 2.5 (Capitalization), Section 2.8 (Title to and Sufficiency of Assets), Section 2.20 (Related Party Transactions), Section 2.23 (Finder’s Fee) and Section 2.25 (Company Action) shall survive the Closing without limitation as to time, and the period during which a claim for indemnification may be asserted in connection therewith shall continue indefinitely, and (b) each of the representations and warranties contained in Section 2.15 (Tax Matters), Section 2.16 (Company Benefit Plans), Section 2.17 (Employment and Labor Matters) and Section 2.18 (Environmental Matters) shall survive the Closing until, and all claims for indemnification in connection therewith shall be asserted not later than sixty (60) days following, the expiration of any statute of limitations applicable to the rights of any Person to bring any claim with respect to such matters. Notwithstanding the foregoing, if, prior to the close of business on the last day a claim for indemnification may be asserted hereunder, the Shareholders’ Representative shall have been properly notified of a claim for indemnity hereunder and such claim shall not have been finally resolved or disposed of at such date, such claim shall continue to survive and shall remain a basis for indemnity hereunder until such claim is finally resolved or disposed of in accordance with the terms hereof. All representations and warranties made by Parent and Merger Sub shall terminate and expire as of the Effective Time, and any liability of Parent or Merger Sub with respect to such representations and warranties shall thereupon cease. The covenants and agreements of the parties hereunder shall survive without limitation as to time, and the period during which a claim for indemnification may be asserted in connection therewith shall continue indefinitely.

Section 8.4 Liability Limits. Notwithstanding anything to the contrary set forth herein, the Indemnified Parties shall not make a claim under Section 8.1(a)(i) for Losses unless and until the aggregate amount of such Losses exceeds $200,000, in which event the Indemnified Parties may claim indemnification for all Losses, including the initial $200,000. Notwithstanding the foregoing, the limitations set forth in this Section 8.4 shall not apply to any Losses arising out of or related to fraud or willful misconduct or a breach of any representations and warranties contained in Sections 2.1, 2.3, 2.5, 2.8, 2.12, 2.15, 2.16, 2.17, 2.18, 2.23 or 2.25 and the shareholders of the Company shall be liable for all Losses with respect thereto.

Section 8.5 Investigations. The respective representations and warranties of the parties contained in this Agreement or any certificate or other document delivered by any party at or prior to the Closing and the rights to indemnification set forth in this Article VIII shall not be deemed waived or otherwise affected by any investigation made, or Knowledge acquired, by a party.

ARTICLE IX

MISCELLANEOUS PROVISIONS

Section 9.1 Shareholders’ Representative.

(a) The shareholders of the Company, by adopting this Agreement and the transactions contemplated by this Agreement, hereby irrevocably appoint the Shareholders’ Representative as their agent and attorney-in-fact for purposes of Article VIII, and consent to the taking by the Shareholders’ Representative of any and all actions and the making of any decisions required or permitted to be taken by him under Article VIII, including, without limitation, (i) to resolve any claim made pursuant to Article VIII, (ii) to agree to, negotiate, enter into settlements and compromises of any claim made pursuant to Article VIII and to initiate legal action or other legal proceedings pursuant to this Agreement with respect to any such claim, (iii) to comply with orders of courts and awards of arbitrators with respect to any such claim, and (iv) to take all actions necessary in the judgment of the Shareholders’ Representative for the accomplishment of the foregoing. Sio Kam Seng hereby accepts his appointment as the Shareholders’ Representative for purposes of Article VIII. Parent shall be entitled to deal exclusively with the Shareholders’ Representative on all matters relating to Article VIII, and shall be entitled to rely conclusively (without further evidence of any kind whatsoever) on any document executed or purported to be executed on behalf of any Company shareholder by the Shareholders’ Representative, and on any other action taken or purported to be taken on behalf of any Company shareholder by the Shareholders’ Representative, as fully binding upon such Company shareholder.

(b) If the Shareholders’ Representative shall die, become disabled or otherwise be unable to fulfill his responsibilities as agent of the shareholders of the Company, then Kind United Holdings Limited shall, within ten (10) days after such death or disability, appoint a successor representative reasonably satisfactory to Parent. Any such successor shall become the “Shareholders’ Representative” for purposes of Article VIII and this Section 9.1.

(c) The Shareholders’ Representative shall not be liable for any act done or omitted hereunder as Shareholders’ Representative while acting in good faith and in the exercise of reasonable judgment. Shareholders of the Company shall severally indemnify each Shareholders’ Representative and hold each Shareholders’ Representative harmless against any loss, liability or expense incurred without gross negligence, bad faith or intentional misconduct on the part of such Shareholders’ Representative and arising out of or in connection with the acceptance or administration of such Shareholders’ Representative’s duties hereunder, including the reasonable fees and expenses of any legal counsel retained by such Shareholders’ Representative.

(d) The Shareholders’ Representative shall be entitled to rely upon any order, judgment, certificate, demand, notice, instrument or other writing delivered to it hereunder without being required to investigate the validity, accuracy or content thereof nor shall the Shareholders’ Representative be responsible for the validity or sufficiency of this Agreement. In all questions arising under this Agreement, the Shareholders’ Representative may rely on the advice of counsel, and for anything done, omitted or suffered in good faith by the Shareholders’ Representative based on such advice, the Shareholders’ Representative shall not be liable to anyone.

Section 9.2 Further Assurances. Each party to this Agreement shall execute and cause to be delivered to each other party to this Agreement such instruments and other documents, and shall take such other actions, as such other party may reasonably request (prior to, at or after the Closing) for the purpose of carrying out or evidencing any of the transactions contemplated by this Agreement.

Section 9.3 Fees and Expenses. Subject to Section 7.2(b), each party to this Agreement shall bear and pay all fees, costs and expenses (including legal fees and accounting fees) that have been incurred or that are incurred by such party in connection with the transactions contemplated by this Agreement.

Section 9.4 Waiver; Amendment. Any agreement on the part of a party to this Agreement to any extension or waiver of any provision hereof shall be valid only if set forth in an instrument in writing signed on behalf of such party. A waiver by a party to this Agreement of the performance of any covenant, agreement, obligation, condition, representation or warranty shall not be construed as a waiver of any other covenant, agreement, obligation, condition, representation or warranty. A waiver by any party to this Agreement of the performance of any act shall not constitute a waiver of the performance of any other act or an identical act required to be performed at a later time. This Agreement may not be amended, modified or supplemented except by written agreement of each party to this Agreement.

Section 9.5 Entire Agreement. This Agreement constitutes the entire agreement among the parties to this Agreement and supersedes all other prior agreements and understandings, both written and oral, among or between any of such parties with respect to the subject matter hereof.

Section 9.6 Execution of Agreement; Counterparts; Electronic Signatures.

(a) This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument, and shall become effective when counterparts have been signed by each party identified in the first paragraph of this Agreement and delivered to the other parties, it being understood that all such parties need not sign the same counterparts.

(b) The exchange of copies of this Agreement and of signature pages by facsimile transmission (whether directly from one facsimile device to another by means of a dial-up connection or whether mediated by the worldwide web), by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, or by combination of such means, shall constitute effective execution and delivery of this Agreement as to the parties to this Agreement and may be used in lieu of the original Agreement for all purposes. Signatures of the parties transmitted by facsimile or other electronic means shall be deemed to be their original signatures for all purposes.

Section 9.7 Governing Law; Jurisdiction and Venue.

(a) This Agreement and the relationship of the parties to this Agreement shall be construed in accordance with, and governed in all respects by, the internal laws of the State of New York (without giving effect to principles of conflicts of laws).

(b) Any legal action or other legal proceeding relating to this Agreement or the enforcement of any provision of this Agreement shall be brought or otherwise commenced exclusively in any state or federal court located in the Borough of Manhattan, City of New York, State of New York. Each party to this Agreement:

(i) expressly and irrevocably consents and submits to the jurisdiction of each state and federal court located in the Borough of Manhattan, City of New York, State of New York (and each appellate court located in the State of New York), in connection with any legal proceeding;

(ii) agrees that service of any process, summons, notice or document by U.S. mail addressed to him, her or it at the address set forth in Section 9.11 shall constitute effective service of such process, summons, notice or document for purposes of any such legal proceeding;

(iii) agrees that each state and federal court located in the Borough of Manhattan, City of New York, State of New York, shall be deemed to be a convenient forum; and

(iv) agrees not to assert (by way of motion, as a defense or otherwise), in any such legal proceeding commenced in any state or federal court located in the Borough of Manhattan, City of New York, State of New York, any claim by either the Company or Parent that it is not subject personally to the jurisdiction of such court, that such legal proceeding has been brought in an inconvenient forum, that the venue of such proceeding is improper or that this Agreement or the subject matter of this Agreement may not be enforced in or by such court.

Section 9.8 WAIVER OF JURY TRIAL. EACH OF THE PARTIES TO THIS AGREEMENT IRREVOCABLY WAIVES ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING BETWEEN SUCH PARTIES ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

Section 9.9 Assignment and Successors. No party to this Agreement may assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of each of the other parties to this Agreement, except that Parent may assign any of its rights and delegate any of its obligations under this Agreement to any Affiliate of Parent. Subject to the preceding sentence, this Agreement will apply to, be binding in all respects upon and inure to the benefit of the successors and permitted assigns of the parties to this Agreement.

Section 9.10 Parties in Interest. Except for the provisions of Article VIII, none of the provisions of this Agreement is intended to provide any rights or remedies to any Person other than the parties to this Agreement and their respective successors and assigns (if any).

Section 9.11 Notices. All notices, requests, claims, demands, consents, waivers and other communications required or permitted by this Agreement shall be in writing and shall be deemed given to a party to this Agreement when (a) delivered to the appropriate address by hand or by nationally recognized overnight courier service (costs prepaid); or (b) sent by facsimile or e-mail with confirmation of transmission by the transmitting equipment confirmed with a copy delivered as provided in clause (a), in each case to the following addresses, facsimile numbers or e-mail addresses and marked to the attention of the person (by name or title) designated below (or to such other address, facsimile number, e-mail address or person as a party may designate by notice to the other parties to this Agreement):

The Company (before the Closing):

China Metro-Rural Limited

Suite 803, 8/F, Tower 1

The Gateway

25 Canton Road

Tsimshatsui, Kowloon, Hong Kong

Attention: Mr. Sio Kam Seng

Fax no.: (852) 2111 1890

E-mail address: samsio@nlc88.com.hk

with a mandatory copy to (which copy shall not constitute notice):

Conyers Dill & Pearman

2901 One Exchange Square

8 Connaught Place

Central

Hong Kong

Attention: Anna W. T. Chong

Fax no.: (852) 2845 9268

E-mail address: Anna.Chong@conyersdillandpearman.com

Shareholders’ Representative (on its own behalf and for the

benefit of the shareholders of the Company):

Mr. Sio Kam Seng

China Metro-Rural Limited

Suite 803, 8/F, Tower 1

The Gateway

25 Canton Road

Tsimshatsui, Kowloon, Hong Kong

Fax no.: (852) 2111 1890

E-mail address: samsio@nlc88.com.hk

with a mandatory copy to (which copy shall not constitute notice):

Conyers Dill & Pearman

2901 One Exchange Square

8 Connaught Place

Central

Hong Kong

Attention: Anna W. T. Chong

Fax no.: (852) 2845 9268

E-mail address: Anna.Chong@conyersdillandpearman.com

Parent and Merger Sub:

Man Sang International (B.V.I.) Limited

Suite 2208-14, 22/F, Sun Life Tower, The Gateway

15 Canton Road, Tsimshatsui, Kowloon, Hong Kong

Attention: Mr. Cheng Chung Hing, Ricky

Fax no.: (852) 2317 5243

E-mail address: ricky@man-sang.com

with a mandatory copy to (which copy shall not constitute notice):

Paul, Hastings, Janofsky & Walker LLP

22/F Bank of China Tower 1

Garden Road

Hong Kong

Attention: Maurice L. Hoo, Esq.

Fax no.: (852) 3192 9731

E-mail address: mauricehoo@paulhastings.com

Section 9.12 Construction; Usage.

(a) Interpretation. In this Agreement, unless a clear contrary intention appears:

(i) the singular number includes the plural number and vice versa;

(ii) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are not prohibited by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity or individually;

(iii) reference to any gender includes each other gender;

(iv) reference to any agreement, document or instrument means such agreement, document or instrument as amended, modified or restated and in effect from time to time in accordance with the terms thereof;

(v) reference to any Law means such Law as amended, modified, codified, replaced or reenacted, in whole or in part, and in effect from time to time, including rules and regulations promulgated thereunder, and reference to any section or other provision of any Law means that provision of such Law from time to time in effect and constituting the substantive amendment, modification, codification, replacement or reenactment of such section or other provision;

(vi) “hereunder,” “hereof,” “hereto,” and words of similar import shall be deemed references to this Agreement as a whole and not to any particular Article, Section or other provision hereof;

(vii) “including” means including without limiting the generality of any description preceding such term; and

(viii) references to documents, instruments or agreements shall be deemed to refer as well to all addenda, exhibits, schedules or amendments thereto.

(b) Legal Representation of the Parties. This Agreement was negotiated by the parties to this Agreement with the benefit of legal representation and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any party to this Agreement shall not apply to any construction or interpretation hereof.

(c) Headings. The headings contained in this Agreement are for the convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

(d) Accounting Terms. All accounting terms not specifically defined herein shall be construed in accordance with IFRS unless otherwise stated.

(e) Dollar Amounts. All references to “$” contained herein shall refer to U.S. Dollars unless otherwise stated.

(f) Delivery of Documents to Paul Hastings. The delivery by the Company of any document, instrument or agreement contemplated under this Agreement to Paul Hastings shall, solely for purposes of this Agreement, constitute a delivery by the Company of such document, instrument or agreement, as applicable, to Parent.

Section 9.13 Enforcement of Agreement. The parties to this Agreement acknowledge and agree that the parties to this Agreement may be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms and that any breach of this Agreement by the other parties hereto may not be adequately compensated in all cases by monetary damages alone. Accordingly, in addition to any other right or remedy to which a party to this Agreement may be entitled, at law or in equity, it shall be entitled to enforce any provision of this Agreement by a decree of specific performance and temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement, without posting any bond or other undertaking.

Section 9.14 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

Section 9.15 Time of Essence. With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

Section 9.16 Schedules and Exhibits. The Schedules and Exhibits (including the Company Disclosure Schedule) are hereby incorporated into this Agreement and are hereby made a part hereof as if set out in full herein.

*    *    *

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first set forth above.

PARENT:

MAN SANG INTERNATIONAL (B.V.I.) LIMITED

By:	/s/ Cheng Chung Hing, Ricky
Name:	Cheng Chung Hing, Ricky
Title:	Chairman, President and Chief Executive Officer

MERGER SUB:

CREATIVE GAINS LIMITED

By:	/s/ Cheng Tai Po
Name:	Cheng Tai Po
Title:	Director

THE COMPANY:

CHINA METRO-RURAL LIMITED

By:	/s/ Sio Kam Seng
Name:	Sio Kam Seng
Title:	Chairman and Executive Director

SHAREHOLDERS’ REPRESENTATIVE:

/s/ Sio Kam Seng
Sio Kam Seng

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

DEFINITIONS

For purposes of the Agreement (including this Exhibit A):

“Acquired Companies” means the Company and each of its Subsidiaries.

“Acquisition Transaction” means any transaction or series of transactions involving:

(a) any merger, consolidation, share exchange, business combination, issuance of securities, direct or indirect acquisition of securities, recapitalization, tender offer, exchange offer or other similar transaction involving the Company;

(b) any direct or indirect sale, lease, exchange, transfer, license, acquisition or disposition of a material portion of the business or assets of an Acquired Company; or

(c) any liquidation or dissolution of any of the Acquired Companies.

“Affiliate” means, with respect to any Person, any other Person, directly or indirectly, controlling, controlled by or under common control with such Person.

“Agreement” means this Agreement and Plan of Merger, as amended or restated from time to time.

“Amex” means the NYSE Amex Equities stock exchange.

“Applicable Benefit Laws” means all Laws, including those of a jurisdiction outside of the Cayman Islands or the British Virgin Islands, applicable to any Company Benefit Plan.

“Applicable Multiple” means 574,432.38; provided, however, that if, between the date hereof and the Effective Time, the outstanding Parent Ordinary Shares shall have been changed into a different number of shares or a different class by reason of any reclassification, share split, reverse share split, share dividend, recapitalization or other similar transaction, then the Applicable Multiple shall be correspondingly adjusted.

“Articles of Merger” has the meaning set forth in Section 1.3(a).

“Bankruptcy and Equity Exception” has the meaning set forth in Section 2.3.

“Business Day” means any day except Saturday, Sunday or any day on which banks are generally not open for business in the City of New York, New York.

“BVI Law” has the meaning set forth in the Recitals.

“Casualty” has the meaning set forth in Section 4.12.

“Closing” has the meaning set forth in Section 1.3(a).

“Closing Date” has the meaning set forth in Section 1.3(a).

“Company” has the meaning set forth in the Preamble.

“Company Benefit Plan” means each Employee Benefit Plan sponsored or maintained or required to be sponsored or maintained at any time by any Acquired Company or to which any Acquired Company makes or has made, or has or has had an obligation to make, contributions at any time, or with respect to which any Acquired Company has any liability or obligation.

“Company Compliance Certificate” has the meaning set forth in Section 5.3.

“Company Constituent Documents” has the meaning set forth in Section 2.2

“Company Contract” means any Contract, including any amendment or supplement thereto, (a) to which any of the Acquired Companies is a party, (b) by which any of the Acquired Companies or any of their respective assets is or may become bound or under which any of the Acquired Companies has, or may become subject to, any obligation, or (c) under which any of the Acquired Companies has or may acquire any right or interest.

“Company Disclosure Schedule” means the disclosure schedule (dated as of the date of the Agreement) delivered to Parent on behalf of the Company on the date of the Agreement.

“Company Financial Statements” has the meaning set forth in Section 2.6(a).

“Company Intellectual Property” means all Intellectual Property owned by, licensed to or used by any of the Acquired Companies.

“Company Ordinary Share” has the meaning set forth in Section 1.5(a)(i).

“Company Registered Intellectual Property” means all of the Registered Intellectual Property owned by, filed in the name of, or licensed to any Acquired Company.

“Company Related Agreement” means any certificate, agreement, document or other instrument, other than this Agreement, to be executed and delivered by or on behalf of any Acquired Company in connection with the transactions contemplated under this Agreement.

“Company Rights” has the meaning set forth in Section 2.5(c).

“Company Shareholder Written Consent” has the meaning set forth in Section 4.4(a).

“Company Share Certificate” has the meaning set forth in Section 1.6.

“Condemnation” has the meaning set forth in Section 4.11.

“Confidential Information” means any data or information concerning any Acquired Company (including trade secrets), without regard to form, regarding (for example and including) (a) business process models, (b) proprietary software, (c) research, development, products, services, marketing, selling, business plans, budgets, unpublished financial statements, licenses, prices, costs, Contracts, suppliers, customers, and customer lists, (d) the identity, skills and compensation of employees, contractors, and consultants, (e) specialized training, or (f) discoveries, developments, trade secrets, processes, formulas, data, lists, and all other works of authorship, mask works, ideas, concepts, know-how, designs, and techniques, whether or not any of the foregoing is or are patentable, copyrightable, or registrable under any intellectual property Laws or industrial property Laws in the British Virgin Islands, Cayman Islands or elsewhere. Notwithstanding the foregoing, no data or information constitutes “Confidential Information” if such data or information is publicly known and in the public domain through means that do not involve a breach by the Company of any covenant or obligation set forth in this Agreement.

“Contamination” means the presence of, or Release on, under, from or to, any property of any Material of Environmental Concern, except the routine storage and use of any Material of Environmental Concern from time to time in the ordinary course of business, in compliance with Environmental Laws and in compliance with good commercial practice.

“Contract” means any written, oral or other agreement, contract, subcontract, lease, understanding, instrument, note, warranty, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature, whether express or implied.

“CSC” has the meaning set forth in Section 5.18.

“Customer” means a customer of any Acquired Company that paid such Acquired Company more than $500,000 in the aggregate during the twelve (12)-month period ended December 31, 2009 or a customer that is expected to pay any Acquired Company more than $500,000 in the aggregate during the twelve (12)-month period ending March 31, 2010.

“Direct Claim” has the meaning set forth in Section 8.2(c).

“Dissenting Shares” has the meaning set forth in Section 1.8.

“Effective Time” has the meaning set forth in Section 1.3(a).

“Employee” means an employee of any of the Acquired Companies.

“Employee Benefit Plan” means with respect to any Person, each plan, fund, program, agreement, arrangement or scheme, including each plan, fund, program, agreement, arrangement or scheme maintained or required to be maintained under applicable Laws, that is at any time sponsored or maintained or required to be sponsored or maintained by such Person or to which such Person makes or has made, or has or has had an obligation to make, contributions providing benefits to the current and former employees, directors, managers, officers, consultants, independent contractors, contingent workers or leased employees of such Person or the dependents of any of them (whether written or oral), or with respect to which such Person has any liability or obligation, including (a) each deferred compensation, bonus, incentive compensation, pension, retirement, employee share ownership, share purchase, share option, profit sharing or deferred profit sharing, share appreciation, phantom share plan, welfare plan and other equity compensation plan, (b) each pension plan, (c) each severance plan or agreement, and each other plan providing health, vacation, supplemental unemployment benefit, hospitalization insurance, medical, dental, disability, life insurance, death or survivor benefits, fringe benefits or legal benefits, and (d) each other employee benefit plan, fund, program, agreement or arrangement.

“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature affecting property, real or personal, tangible or intangible, including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset, any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset, any lease in the nature thereof and any filing of or agreement to give any financing statement under the U.S. Uniform Commercial Code (or equivalent statute of any jurisdiction).

“Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.

“Environmental Law” means any federal, state, local or foreign Law relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Materials of Environmental Concern, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Materials of Environmental Concern.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Executive Officer” means each president or vice president (or equivalent status in the relevant jurisdiction) of any Acquired Company that is in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer of any Acquired Company who performs a policy making function or any other person who performs similar policy making functions for any Acquired Company.

“Expiration Date” has the meaning set forth in Section 7.1(f).

“GAAP” means United States generally accepted accounting principles as in effect from time to time.

“Government Bid” means any quotation, bid or proposal submitted to any Governmental Body or any proposed prime contractor or higher-tier subcontractor of any Governmental Body.

“Government Contract” means any prime contract, subcontract, letter contract, purchase order or delivery order executed or submitted to or on behalf of any Governmental Body or any prime contractor or higher-tier subcontractor, or under which any Governmental Body or any such prime contractor or subcontractor otherwise has or may acquire any right or interest.

“Governmental Authorization” means any (a) approval, permit, license, certificate, franchise, permission, clearance, registration, qualification or other authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Law, or (b) right under any Contract with any Governmental Body.

“Governmental Body” means any (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature, (b) federal, state, local, municipal, foreign, supranational or other government, or (c) governmental, self-regulatory or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, organization, unit, body or Entity and any court or other tribunal).

“Hong Kong” means the Hong Kong Special Administrative Region of the PRC.

“Hong Kong Subsidiary” has the meaning set forth in Section 2.5(d).

“IFRS” means international financial reporting standards as adopted by the International Accounting Standards Board and in effect from time to time.

“Indemnified Parties” means the following Persons: (a) Parent; (b) Parent’s current and future Affiliates (including the Surviving Company); (c) the respective Representatives of the Persons referred to in clauses (a) and (b) above; and (d) the respective successors and assigns of the Persons referred to in clauses (a), (b) and (c) above.

“Intellectual Property” means any or all of the following and all rights, arising out of or associated therewith: (a) all patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof; (b) all inventions (whether patentable or not), invention disclosures, improvements, proprietary information, know-how, technology, technical data and customer lists, and all documentation relating to any of the foregoing; (c) all copyrights, copyright registrations and applications therefor, and all other rights corresponding thereto; (d) all industrial designs and any registrations and applications therefor; (e) all internet uniform resource locators, domain names, trade names, logos, slogans, designs, common law trademarks and service marks, trademark and service mark registrations and applications therefor; (f) all computer software programs, databases and data collections and all rights therein; (g) all moral and economic rights of authors and inventors, however denominated; and (h) any similar or equivalent rights to any of the foregoing.

“Investment Cooperation Agreement” means that certain Investment Cooperation Agreement entered into by the PRC Subsidiary and Liaoning Special Vehicle Base Development Co., Ltd., dated May 22, 2009.

“Knowledge” An individual shall be deemed to have “Knowledge” of a particular fact or other matter if:

(a) such individual is actually aware of such fact or other matter after due inquiry and investigation of the matter; or

(b) such individual would have had knowledge of such fact following a reasonable investigation, if under the circumstances a reasonable person would have determined such investigation was required or appropriate in the normal course of fulfillment of such individual’s duties.

The Company shall be deemed to have “knowledge” of a particular fact or other matter if any officer, director, management Employee or other Representative of any Acquired Company, as applicable, has Knowledge of such fact or other matter.

“Land Grant Contract” means the state-owned land use rights grant contract entered into by any Acquired Company and the Governmental Body in the PRC pursuant to which such Acquired Company was granted Land Use Rights by such Governmental Body, including, without limitation, the State-Owned Land Use Rights Grant Contract entered into by Liaoning Tieling State-owned Land and Resource Bureau and China Northeast Logistics City Co. Ltd. dated July 3, 2007, and the two State-owned Construction Land Use Rights Grant Contracts entered into by Liaoning Tieling State-owned Land and Resource Bureau and China Northeast Logistics City Co., Ltd. dated March 18, 2008 and April 1, 2008 respectively.

“Land Use Rights” means the land use rights respecting the Owned Real Properties that are located in the PRC.

“Law” means any federal, state, local, municipal, foreign or international, multinational other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body.

“Leased Real Property” means the parcels of real property of which any Acquired Company is the lessee or sublessee (together with all fixtures and improvements thereon).

“Leases” has the meaning set forth in Section 2.10(c).

“Legal Proceeding” means any ongoing or threatened action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

“Loan Obligation” has the meaning set forth in Section 5.19.

“Losses” means any and all claims, liabilities, obligations, damages, losses, penalties, fines, judgments, costs and expenses (including amounts paid in settlement, costs of investigation and reasonable attorney’s fees and expenses), whenever arising or incurred, and whether arising out of a third party claim.

“Material Adverse Effect” means any state of facts, change, event, effect, occurrence or circumstance that, individually or in the aggregate (considered together with all other state of facts, change, event, effect, occurrence or circumstance) has, has had or would reasonably be expected to have or give rise to a material adverse effect on (a) the business, financial condition, prospects, capitalization, assets, liabilities, operations or financial performance of any of the Acquired Companies, (b) the ability of the Company to consummate the transactions contemplated by this Agreement or to perform any of its obligations under this Agreement prior to the Termination Date, or (c) Parent’s ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the shares of the Surviving Company and the Acquired Companies.

“Materials of Environmental Concern” means any chemicals, pollutants, contaminants, wastes, toxic substances, petroleum, petroleum products, petroleum by-products, asbestos-containing material, lead-containing paint, pipes or plumbing, polychlorinated biphenyls, radioactive materials or radon; infectious, biological or medical waste, including biohazards, radioactive materials and blood-borne pathogens and any other substances that are now or hereafter: (i) listed, classified, regulated or fall within the definition of a “hazardous substance,” “hazardous waste” or “hazardous material” pursuant to any Environmental Law, (ii) a danger to health, or (iii) the subject of regulatory action by any Governmental Body pursuant to any Environmental Law.

“Merger” has the meaning set forth in the Recitals.

“Merger Consideration” means, with respect to each shareholder of the Company, (a) the Parent Ordinary Shares issuable to such holder in accordance with Section 1.5(a)(i), and (b) the right of such holder to receive cash in lieu of fractional shares of Parent Ordinary Shares in accordance with Section 1.7(a).

“Merger Sub” has the meaning set forth in the Preamble.

“Merger Sub Constituent Documents” means the Memorandum and Articles of Association, including all amendments thereto, of Merger Sub.

“Notice of Claim” has the meaning set forth in Section 8.2(c).

“Order” means any decree, permanent injunction, order or similar action.

“Organizational Documents” means, with respect to any Entity, the memorandum and articles of association, constitution, certificate of incorporation, articles of incorporation, by-laws, articles of organization, partnership agreement, limited liability company agreement, trust deed, formation agreement, joint venture agreement or other similar organizational documents of such entity (in each case, as amended through the date of this Agreement).

“Owned Real Property” means the parcels of real property which any Acquired Company owns (together with all fixtures and improvements thereon).

“Parcel A1” means the parcel of land with state-owned land use right certificate coded TieLing Xian Guo Yong (2008) No. 30.

“Parcel A2” means the parcel of land with state-owned land use right certificate coded TieLing Xian Guo Yong (2007) No. 105.

“Parcel A4” means the parcel of land with state-owned land use right certificate coded TieLing Xian Guo Yong (2008) No. 31.

“Parent” has the meaning set forth in the Preamble.

“Parent Average Trading Price” means the average closing sales price of Parent Ordinary Shares, as reported on Amex, for the fifteen (15) trading-day period ending on the third Business Day immediately preceding the Closing Date.

“Parent Constituent Documents” means the Amended and Restated Memorandum and Articles of Association, including all amendments thereto, of Parent.

“Parent Ordinary Shares” has the meaning set forth in Section 1.5(a)(i).

“Parent Related Agreement” means any certificate, agreement, document or other instrument, other than this Agreement, to be executed and delivered by Parent or Merger Sub in connection with the transactions contemplated hereby.

“Parent SEC Documents” has the meaning set forth in Section 3.4(a).

“Parent Shareholders’ Meeting” shall mean a meeting of the shareholders of Parent to vote on the adoption of this Agreement and the Merger, including the issuance of Parent Ordinary Shares in the Merger pursuant to this Agreement.

“Paul Hastings” shall mean Paul, Hastings, Janofsky & Walker LLP in its capacity as outside legal counsel to Parent in connection with this Agreement.

“Permitted Encumbrance” means any (a) Encumbrance for Taxes not yet due and payable, (b) Encumbrances of carriers, warehousemen, mechanics, materialmen and repairmen incurred in the ordinary course of business consistent with past practice and not yet delinquent, and (c) in the case of the Real Property, zoning, building, occupancy or other restrictions, variances, covenants (including deed restrictions or limitations issued pursuant to any Environmental Law), rights of way, encumbrances, easements and other minor irregularities in title, none of which, individually or in the aggregate, (i) interfere in any material respect with the present use of or occupancy of the affected parcel by the Acquired Companies, (ii) have more than an immaterial effect on the value thereof or its use, or (iii) would impair the ability of such parcel to be sold for its present use.

“Person” means any individual, company, corporation, partnership, joint venture, limited liability company, trust, Governmental Body or other organization.

“Plan of Merger” has the meaning set forth in Section 1.3(b)(i).

“PRC” means the People’s Republic of China.

“PRC Domestic Subsidiaries” has the meaning set forth in Section 2.5(i).

“PRC Subsidiary” has the meaning set forth in Section 2.5(e).

“Pre-Closing Period” has the meaning set forth in Section 4.1.

“Proxy Statement” means a proxy statement on Form 6-K (or any successor form) to be filed by Parent with respect to the Parent Shareholders’ Meeting, together with any amendment or supplement thereto.

“Real Property” means the Leased Real Property and the Owned Real Property.

“Redomiciliation” has the meaning set forth in Section 4.13.

“Registered Intellectual Property” means all (a) patents and patent applications (including provisional applications), (b) registered trademarks and service marks, applications to register trademarks and service marks, intent-to-use applications, or other registrations or applications related to trademarks and service marks, (c) registered copyrights and applications for copyright registration, (d) domain name registrations, and (e) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded with or by any Governmental Body.

“Related Party” means (a) each individual who is, or who has at any time been, an officer or director of any Acquired Company, (b) each member of the immediate family of each of the individuals referred to in clause (a) above, and (c) any trust or other Entity (other than the Acquired Companies) in which any one of the individuals referred to in clauses (a) and (b) above holds (or in which more than one of such individuals collectively hold), beneficially or otherwise, a material voting, proprietary, equity or other financial interest.

“Release” means with respect to any Materials of Environmental Concern, any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing into any surface or ground water, drinking water supply, soil, surface or subsurface strata or medium or the ambient air. The term “Release” shall include any threatened release.

“Representatives” means, with respect to a Person, the officers, directors, employees, agents, attorneys, accountants, advisors and representatives of such Person.

“Required Company Shareholder Vote” has the meaning set forth in Section 2.25(b).

“Required Parent Shareholder Vote” shall mean the vote to approve the adoption of this Agreement and the Merger, including the issuance of Parent Ordinary Shares, by the holders of a majority of the Parent Ordinary Shares present (in person or by proxy) at the Parent Shareholders’ Meeting and constituting a quorum for the purpose of voting on such approval.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Shareholders’ Representative” has the meaning set forth in the Preamble.

“Subsidiary” any Entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly (a) has the power to direct the management or policies of such Entity, or (b) owns, beneficially or of record, (i) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body, or (ii) at least 50% of the outstanding equity or financial interests of such Entity.

“Supplier” means any supplier of goods or services to which any Acquired Company paid more than $250,000 in the aggregate during the twelve (12)-month period ended December 31, 2009 or expects to pay more than $250,000 in the aggregate during the twelve (12)-month period ending March 31, 2010.

“Surviving Company” has the meaning set forth in Section 1.1.

“Tax” means any (a) tax (including income, franchise, business, corporate, company, capital, excise, gross receipts, ad valorem, property, sales, use, turnover, value added, stamp and transfer taxes), deduction, withholding, levy, charge, assessment, tariff, duty, impost, deficiency or other fee of any kind imposed by any Governmental Body, (b) all interest, penalties, fines, additions to tax or additional amounts imposed by any Governmental Body in connection with any item described in clause (a) or for failure to file any Tax Return, (c) any successor or transferee liability in respect of any items described in clauses (a) and/or (b), and (d) any amounts payable under any tax sharing agreement or other contractual arrangement.

“Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax.

“Termination Date” means the date prior to the Closing on which this Agreement is terminated in accordance with Article VII.

“Third Party Claim” has the meaning set forth in Section 8.2(a).

“Tieling Advertisement” has the meaning set forth in Section 2.5(f).

“Tieling Beiya” has the meaning set forth in Section 2.5(h).

“Tieling Property Management” has the meaning set forth in Section 2.5(g).

“Tieling Vehicle” has the meaning set forth in Section 2.5(i).

“Unaudited Interim Balance Sheet” has the meaning set forth in Section 2.6(a).

“Unaudited Year-End Balance Sheet” has the meaning set forth in Section 2.6(a).

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice & Proxy Statement is/are available at www.proxyvote.com.

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MAN SANG INTERNATIONAL (B.V.I.) LIMITED

(“The Company”)

SPECIAL MEETING OF SHAREHOLDERS

To Be Held March 19, 2010

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned, revoking all prior proxies, hereby appoints Mr. Cheng Chung Hing, Ricky, and Mr. Cheng Tai Po, and each of them, with full power of substitution in each, as proxies for the undersigned, to represent the undersigned and to vote all the ordinary and preferred shares of the Company which the undersigned would be entitled to vote, as fully as the undersigned could vote and act if personally present, at the Special Meeting of Shareholders (the “Meeting”) to be held on March 19, 2010, at 5:00 p.m. local time, at Suite 2208-14, 22/F Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong, or at any adjournment or postponement thereof.

The board of directors recommends a vote “FOR” Item 1 and Item 2 herein. To vote in accordance with the recommendations of the board of directors, just sign on the reverse side and mark the appropriate box. If any other business is presented at the Meeting, this proxy will be voted by those named in this proxy in their best judgement. At the present time, the board of directors knows of no other business to be presented at the Meeting.

Continued and to be signed on the reverse side.

MAN SANG INTERNATIONAL (B.V.I.) LTD STE 2208-14,22/F SUN LIFE TOWER, THE GATEWAY 15 CANTON RD TSIMSHATSUI KOWLOON, HK

VOTE BY INTERNET - www.proxyvote.com

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

Electronic Delivery of Future PROXY MATERIALS

If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903

Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

KEEP THIS PORTION FOR YOUR RECORDS

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DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

The Board of Directors recommends you
vote FOR the following proposal(s):		For	Against	Abstain
1	To approve the amendment to the Company’s amended and restated memorandum and articles of association to (i) change the Company’s name to “China Metro-Rural Holdings Limited,” subject to the permission of the Registrar of Corporate Affairs (British Virgin Islands); and (ii) increase the Company’s authorized number of shares from 100,200,000 to 1,000,200,000, comprised of 1,000,000,000 authorized ordinary shares and 200,000 authorized preferred shares.	☐	☐	☐

2	To (i) adopt the Agreement and Plan of Merger, dated as of February 19, 2010, by and among MSBVI, China Metro-Rural Limited, a Cayman Islands company expected to be redomiciled as a British Virgin Islands company, and Creative Gains Limited, a British Virgin Islands company and wholly owned subsidiary of MSBVI, whereby Creative Gains Limited would be merged with and into China Metro-Rural Limited, the separate company existence of Creative Gains Limited would cease and China Metro-Rural Limited would become a wholly owned subsidiary of MSBVI, as may be amended (the “Merger Agreement”), and (ii) approve the merger contemplated under the Merger Agreement, including the issuance of ordinary shares of MSBVI to China Metro-Rural Limited’s shareholders.	☐	☐	☐

The Board of Directors does not have a recommendation for voting on the following proposal(s):		For	Against	Abstain
3.	To transact such other business as may properly come before the special meeting or any adjournment or postponement thereof.	☐	☐	☐

NOTE: Should the undersigned be present and elect to vote at the Meeting or at any adjournments thereof, and after notification to the Secretary of the Company at the Meeting of the shareholder’s decision to terminate this proxy, then the power of such attorneys or proxies shall be deemed terminated and of no further force and effect. This proxy may also be revoked by filling a written notice of revocation with the Secretary of the Company or by duly executing a proxy bearing a later date.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, trustee, guardian, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

Signature (PLEASE SIGN WITHIN BOX)	Date	Signature (Joint Owners)	Date